Form 20-F
period 2000-12-31
DIALOG SEMICONDUCTOR PLC
filed 2001-06-04
CIK 1116581

      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 4, 2001
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549

                               ------------------

                                    FORM 20-F

          [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (B) OR (G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended DECEMBER 31, 2000

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(D) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                        for the transition period from to

                         COMMISSION FILE NUMBER 5-59311

                              --------------------

                            DIALOG SEMICONDUCTOR PLC
             (Exact name of Registrant as specified in its charter)

                   NOT APPLICABLE                                     ENGLAND AND WALES
  (Translation of Registrant's Name Into English)      (Jurisdiction of Incorporation of Organization)

                              --------------------

                                 Neue Strasse 95
                          D-73230 Kirchheim/Teck-Nabeun
                                     Germany
                    (Address of Principal Executive Offices)

                              --------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

TITLE OF EACH CLASS                                           NAME OF EACH EXCHANGE OF WHICH REGISTERED
-------------------                                           -----------------------------------------
ORDINARY SHARES OF (POUND)0.10 PER SHARE REPRESENTED BY
AMERICAN DEPOSITARY SHARES                                    NASDAQ NATIONAL MARKET

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

ORDINARY SHARES                                      44,068,930

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]    No  [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ]    Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                      PAGE                                                      PAGE
                                                      ----                                                      ----
PART 1
ITEM 1.         Identity of Directors, Senior          2     ITEM 12.      Description of Securities Other
                Management and Advisers                                    than Equity Securities                65
ITEM 2.         Offer Statistics and Expected          2     PART II
                Timetable

ITEM 3.         Key Information                        2     ITEM 13.      Defaults, Dividend Arrearages and
                                                                           Delinquencies                         65
ITEM 4.         Information on the Company            11     ITEM 14.      Material Modifications to the
                                                                           Rights of Security Holders and
                                                                           Use of Proceeds                       65

ITEM 5.         Operating and Financial Review and    29
                Prospects
ITEM 6.         Directors, Senior Management and
                Employees                             45
ITEM 7.         Major Shareholders and Related               PART III
                Party Transactions                    52
ITEM 8.         Financial Information                 53     ITEM 17.      Financial Statements                  65
ITEM 9.         The Offer and Listing                 54     ITEM 18.      Financial Statements                  65
ITEM 10.        Additional Information                56     ITEM 19.      Exhibits                              66
ITEM 11.        Quantitative and Qualitative
                Disclosures About Market Risk         65


                           FORWARD-LOOKING STATEMENTS

         The annual report contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE.

ITEM 3.  KEY INFORMATION

 A.  SELECTED FINANCIAL DATA

         We derived the following selected historical and pro forma financial data from our consolidated financial statements and those of our predecessor business. You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and "Item 5. Operating and Financial Review and Prospects". We derived the selected historical consolidated financial information of our predecessor business for the period from January 1, 1998 to February 28, 1998 and as of December 31, 1997 and 1996 and for the years then ended from the audited consolidated financial statements of our predecessor business, which have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft. The audited consolidated financial statements for the period from January 1, 1998 to February 28, 1998 are included elsewhere in this annual report. We derived the selected historical consolidated financial information of Dialog Semiconductor Plc as of December 31, 2000,
1999 and 1998, for the years ended December 31, 2000 and 1999, and for the period from March 1, 1998 to December 31, 1998 from our audited consolidated financial statements, which have been audited by KPMG, and which are included elsewhere in this annual report.

         We derived the pro forma statement of income of Dialog Semiconductor Plc for the year ended December 31, 1998 from the audited consolidated statement of income of our predecessor business for the period from January 1, 1998 to February 28, 1998 and from the audited consolidated statement of income of Dialog Semiconductor Plc for the period from March 1, 1998 to December 31, 1998, in each case as audited by KPMG, and which are included elsewhere in this annual report. We prepared the pro forma financial information solely to assist comparisons across financial periods. This pro forma information does not purport either to represent actual results or to be indicative of results which will be achieved in future periods. You may find it helpful to read this data in conjunction with "Item 5. Operating and Financial Review and Prospects" and our financial statements, the related notes and other financial information included elsewhere in this annual report. You may also find it helpful to read "Item 5. Operating and Financial Review and Prospects-Overview-Acquisition" for more information on the acquisition of our predecessor business and to which the pro forma financial information relates.

         Our audited consolidated financial statements and those of our predecessor business were prepared in accordance with US GAAP.

         The following tables should be read in conjunction with our audited consolidated financial statements and those of our predecessor business, the notes thereto and "Item 5. Operating and Financial Review and Prospects" included elsewhere in this annual report.

                                                             SUCCESSOR(1)                                  PREDECESSOR(2)
                                     ------------------------------------------------------------   -----------------------------
                                                                                       FOR THE      FOR THE
                                                                                        PERIOD       PERIOD
                                                       YEAR ENDED                     MARCH 1,      JANUARY 1,     YEAR ENDED
                                                      DECEMBER 31,                     1998 TO       1998 TO      DECEMBER 31,
                                     -----------------------------------------------  DECEMBER      FEBRUARY    -----------------
                                                                                          31,          28,
                                      2000(7)       2000        1999       1998(3)       1998         1998        1997     1996
                                     ---------  ------------ ---------- ------------ ------------ ------------- -------- --------
                                                                              (UNAUDITED

                                     (IN THOUSANDS OF US DOLLARS)          PRO FORMA)    (IN THOUSANDS OF EURO) (5)
STATEMENT OF INCOME DATA:

Revenues ..........................$ 201,334      E214,459     E87,246     E44,478     E38,197      E6,281     E38,528      E15,793
Cost of sales ..................... (130,367)     (138,866)    (56,749)    (25,429)    (21,896)     (3,533)    (26,728)     (12,145)
                                    --------      --------    --------    --------    --------    --------    --------     --------
Gross margin ......................   70,967        75,593      30,497      19,049      16,301       2,748      11,800        3,648
Research and development ..........  (21,497)      (22,898)    (11,108)     (6,656)     (5,542)     (1,114)     (3,773)      (2,876)
Selling, general and
  administrative...................  (10,931)      (11,644)     (6,586)     (6,125)     (5,077)     (1,048)     (5,728)      (4,365)
Amortization of goodwill and
  intangible assets ...............   (2,489)       (2,651)     (1,237)       (957)       (802)         (3)        (15)         (40)
Acquired in-process research and
  development .....................       --            --          --      (9,300)     (9,300)         --          --           --
                                     -------      --------    --------    --------    --------    --------    --------     --------
Operating profit (loss) ...........   36,050        38,400      11,566      (3,989)     (4,420)        583       2,284       (3,633)
Financial income (expense), net ...    4,287         4,567        (316)       (218)       (140)        (78)       (183)        (160)
Income taxes ......................  (15,406)      (16,410)     (4,570)     (2,721)     (2,430)       (291)     (1,078)       1,713
                                     -------      --------    --------    --------    --------    --------    --------     --------
Net income (loss) .................   24,931        26,557       6,680      (6,928)     (6,990)        214       1,023       (2,080)
                                     =======      ========    ========    ========    ========    ========    ========     ========
Basic earnings (loss) per share(6).     0.58          0.62        0.16                   (0.23)
Diluted earnings (loss) per
  share(6) ........................     0.56          0.60        0.15                   (0.23)
BALANCE SHEET DATA:
Cash and cash equivalents .........   28,050        29,879      11,257                   2,958                   1,105          630
Working capital(4) ................   66,269        70,589      26,683                   2,943                   1,745         (233)
Total assets ......................  232,281       247,423      90,864                  31,920                  16,225       12,109
Financial liabilities .............       --            --          56                   3,489                   5,415        4,693
Cumulative redeemable preference
  shares ..........................       --            --          --                  17,120                      --           --
Shareholders' equity ..............  187,003       199,194      68,611                   3,036                   4,408        2,909
OTHER DATA:
WEIGHTED AVERAGE NUMBER OF SHARES
  OUTSTANDING (IN THOUSANDS):
Basic .............................   42,669        42,669      35,980                  34,568
Diluted ...........................   44,300        44,300      37,790                  34,568

----------

(1) Dialog Semiconductor Plc and its subsidiaries from and after the acquisition effective March 1, 1998.

(2) Dialogue Semiconductors Limited and its subsidiaries, a majority-owned group of companies of Daimler-Benz AG (now DaimlerChrysler AG), prior to the acquisition effective March 1, 1998.

(3) The pro forma statement of income data for the year ended December 31, 1998 gives effect to our acquisition of our predecessor business as if this acquisition had occurred on January 1, 1998. We have accounted for the acquisition using the purchase method of accounting. Accordingly, we allocated the E28.0 million purchase price to the assets acquired and the liabilities we assumed based upon their fair values. The purchase price exceeded the fair value of the net assets we acquired by approximately E11.1 million. We recorded this amount as goodwill and are amortizing it over 15 years.

         Here is how we calculated the pro forma statement of income data:

         o We combined the results of operations of our predecessor business for January and February, 1998 with the results of our operations for the ten months from March through December, 1998.

         o We added E152,000 to amortization of goodwill and intangible assets to show the amount of amortization expense we would have had if the acquisition had occurred on January 1, 1998.

(4)      Current assets less current liabilities.

(5) All balances prior to January 1, 1999 have been restated from Deutsche Mark into Euro using the exchange rate as of January 1, 1999 (E1 = DM1.95583).

(6) Because our predecessor was a limited liability company and part of a group of UK companies majority-owned by Daimler-Benz AG, presentation of earnings per share information for the period from January 1, 1998 to February 28, 1998, for the years ended December 31, 1997 and 1996, and pro forma for the year ended December 31, 1998 is not meaningful.

(7) Amounts in this column are unaudited and have been converted from Euro into US Dollars solely for the convenience of the reader at an exchange rate of E1 = $0.9388, the noon buying rate of the Federal Reserve Bank of New York on December 29, 2000.

B.  EXCHANGE RATE INFORMATION

         The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US Dollars per (pound)1.00.

YEAR                                                PERIOD END         AVERAGE(1)            HIGH                LOW
----                                                ----------         ----------            ----                ---
1996..................................                $1.71              $1.57              $1.71              $1.49
1997..................................                 1.64               1.64               1.70               1.58
1998..................................                 1.66               1.66               1.72               1.61
1999..................................                 1.62               1.61               1.68               1.55
2000..................................                 1.50               1.51               1.65               1.40
MONTH                                                                                        1.50               1.44
December 2000........................
January 2001.........................                                                        1.50               1.46
February 2001........................                                                        1.48               1.44
March 2001...........................                                                        1.47               1.42
April 2001...........................                                                        1.45               1.42
May 2001 (through May 15)............                                                        1.44               1.42


----------

(1) The average of the noon buying rates on the last day of each month during the year.

         On May 15, 2001, the noon buying rate was $1.42 per (pound)1.00.

         The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in US Dollars per E1.00. All exchange rates relating to periods prior to January 1, 1999 have been calculated using the noon buying rate in New York City for cable transfers in Deutsche Mark expressed in US Dollars per Euro divided by the fixed Deutsche Mark/Euro exchange rate in effect on and after January 1, 1999 of: DM1.95583 per E1.00.


YEAR                                                PERIOD END         AVERAGE(1)            HIGH                LOW
----                                                ----------         ----------            ----                ---
1996..................................                $1.27              $1.30              $1.25              $1.36
1997..................................                 1.09               1.12               1.04               1.27
1998..................................                 1.17               1.11               1.05               1.22
1999..................................                 1.01               1.06               1.18               1.00
2000..................................                 0.94               0.92               1.03               0.83
MONTH
December 2000........................                                                        0.94               0.88
January 2001.........................                                                        0.95               0.92
February 2001........................                                                        0.94               0.91
March 2001...........................                                                        0.93               0.88
April 2001...........................                                                        0.90               0.88
May 2001 (through May 15)............                                                        0.89               0.87
----------

(1) The average of the noon buying rates on the last day of each month during the year.

         On May 15, 2001, the noon buying rate was $0.88 per E1.00.

C.  RISK FACTORS

         IN ADDITION TO OTHER INFORMATION IN THIS ANNUAL REPORT, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE DECIDING TO INVEST IN OUR ORDINARY SHARES OR ADSS. ANY OF THE RISK FACTORS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS. IN THAT CASE, THE TRADING PRICE OF OUR ORDINARY SHARES AND ADSS COULD DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT. IT IS NOT POSSIBLE TO PREDICT OR IDENTIFY ALL RELEVANT RISK FACTORS AND, THEREFORE, THE FOLLOWING LIST SHOULD NOT BE CONSIDERED TO BE A COMPLETE STATEMENT OF ALL POTENTIAL RISKS OR UNCERTAINTIES.

                     OUR REVENUES, PROFITABILITY AND GROWTH
     COULD DECLINE IF THE GROWTH OF THE WIRELESS COMMUNICATIONS MARKET SLOWS

         We derive a substantial portion of our revenue from the wireless communications market. Our revenues from wireless communications applications accounted for 84% of our total revenues for the year ended December 31, 2000. Although we expect the wireless communications market to continue to grow during the near future, the rate of any growth may be influenced by numerous factors. These include, among others:

         o  national and regional regulatory environments

         o  general economic conditions

         o  advances in competing telecommunication and information technologies

         o  manufacturing capacity

         o  perceived health risks to mobile phone users

         Any significant constraints on the growth of, or downturns in, the wireless communications market could have a negative effect on our future revenues and profit growth.

            PERCEIVED HEALTH RISKS RELATING TO MOBILE HANDSETS COULD
                       LEAD TO DECREASED DEMAND FOR ASICS

         Some members of the medical community have expressed concern that the electromagnetic signals from mobile handsets may cause brain tumors, memory loss or DNA and genetic damage. The perceived health risks and related publicity or litigation could reduce the demand for mobile handsets and related ASICs and, thus, reduce our sales and revenues.

      IF WE ARE UNABLE TO ADAPT RAPIDLY TO CHANGING MARKETS AND TECHNOLOGY,
           WE MAY LOSE CUSTOMERS AND BE UNABLE TO DEVELOP NEW BUSINESS

         The market in which we compete is characterized by continuous development and technological improvement. As a result, our success depends on our ability to develop new designs and products on a cost-effective, timely basis. Our future success also depends on our ability to anticipate and respond to new market trends, to rapidly implement new designs which satisfy customers' desires, and to keep abreast of technological changes within the semiconductor industry generally. If we fail to successfully design and develop new products and product enhancements that respond to technological changes and customer requirements in a timely and cost-effective manner, we may be unable to respond to competitive challenges. We could also lose customers and experience a lower demand for our products.

      WE DEPEND ON ERICSSON, SIEMENS AND A FEW OTHER CUSTOMERS FOR MOST OF
  OUR REVENUES, AND THE LOSS OF ONE OR MORE OF THESE CUSTOMERS MAY RESULT IN A
                        MATERIAL DECLINE IN OUR REVENUES

         We derive a substantial portion of our revenues from a relatively small number of wireless communications manufacturers that require high performance, low cost semiconductor products. Sales to our two largest customers accounted for 75% of our revenues in 2000, 69% of our revenues in 1999, 56% of our revenues for the period March 1, 1998 to December 31, 1998 and 59% of our revenues for the period January 1, 1998 to February 28, 1998. The loss of one or more major customers, in particular Ericsson or Siemens, or material decreases in sales to one or more of our other major customers would result in a material decrease in our revenues. In fourth quarter 2000, Ericsson announced reduced volumes, which may result in our revenues not growing in 2001 compared to 2000. In addition, because we depend on a relatively small, focused customer base we are exposed to downward pricing pressures from those customers.

      OUR RAPID GROWTH HAS PLACED A STRAIN ON OUR MANAGEMENT, OPERATIONAL, ENGINEERING AND FINANCIAL RESOURCES, AND IF WE FAIL TO HANDLE FUTURE GROWTH
          SUCCESSFULLY, WE MAY BE UNABLE TO ACHIEVE OUR BUSINESS PLAN

         The rapid growth of our business has placed, and will continue to place, a significant strain on our management, operational, engineering and financial resources. We intend to selectively expand our global capabilities to provide greater levels of service and support to some of our key customers. Our ability to effectively manage this growth and expansion will require us to continue to:

         o implement and improve our operational, financial and management information systems

         o  train, motivate and manage our employees

         o continue to develop, maintain and expand our production and supply relationships with selected silicon wafer fabrication facilities and assembly companies

         If we are unable to manage this growth effectively, we may experience delays or problems in product design and delivery to our customers.

  WE MAY NOT BE ABLE TO REMAIN COMPETITIVE IF WE LOSE ANY OF OUR KEY EXECUTIVES

         Our success depends to a significant extent upon the continued service of our key senior executives, particularly of our management board members. We rely heavily on senior management's special knowledge and its ability to maintain relationships with our key customers. If we lose any of our key senior executives, we may not be able to retain our current customers or develop business with new customers.

      WE MAY NOT BE ABLE TO REMAIN COMPETITIVE IF WE CANNOT HIRE AND RETAIN
             QUALIFIED ENGINEERS AND SALES AND MARKETING PERSONNEL

         Our future success depends on our ability to continue enhancing and introducing new generations of technology. We are therefore particularly dependent on our ability to identify, attract, motivate and retain qualified design, process and testing engineers with the requisite educational background and industry experience. Competition in the market for qualified engineers, particularly those with significant industry experience, is intense. Our ability to successfully grow will also depend on our ability to attract and retain sales and marketing personnel. The loss of the services of any of our senior engineers or our inability to attract and retain sales and marketing personnel could hurt our product development efforts or business relationships.

       THE LOSS OF ONE OF OUR PRINCIPAL FOUNDRY RELATIONSHIPS OR ASSEMBLY
        SERVICES MAY RESULT IN A MATERIAL LOSS OF PRODUCTION AND REVENUE

         We outsource our silicon wafer fabrication to four principal foundries, which in our industry are also called "fabs". ESM Limited in Newport, Wales accounted for approximately 56% of our wafer production in 2000 and 79% in 1999. We own 19.9% of ESM Holdings Limited, which is the holding company of ESM Limited. A loss of one or more of our principal foundry relationships would result in a material loss of production and revenue until production is transferred to another foundry.

         We have agreements with ESM Limited and Chartered Semiconductor Manufacturing Plc, Ltd. that guarantee a minimum level of production capacity over the next three years. We also have made loans to ESM Limited and have placed advanced payments with ESM Limited and Chartered Semiconductor Manufacturing. If we do not purchase the minimum quantities under the agreements, we could forfeit up to $20 million of our advanced payments.

A foundry's production can be delayed, limited or detrimentally affected by, among other things:

         o  difficulties in the manufacturing process

         o  the complexity of individual designs

         o  failure of suppliers to meet delivery dates

         o  shortages in raw materials or silicon impurities

         o  other factors or circumstances outside our control

A material production delay, limitation or other detrimental effect on production could result in a material loss of revenue until such production is restored or until the affected product lines are transferred to another foundry.

         We also outsource our wafer assembly services, including bonding and packaging, to selected assemblers in Europe and Asia. If we lost one or more of our assemblers or if any assembler failed to meet its delivery dates, failed to meet quality standards set by us, limited production volumes or increased prices due to capacity constraints, we could experience significant delays and loss of production, which could result in a material loss of revenues.

      THE MARKET FOR SILICON WAFER FABRICATION IS HIGHLY COMPETITIVE AND IN
          THE FUTURE WE MAY HAVE DIFFICULTY OBTAINING FOUNDRY CAPACITY

         We outsource our silicon wafer fabrication and, therefore, access to fabs is necessary to our business. Access to fabs, however, may become increasingly difficult in future years as the semiconductor industry continues to grow. If we are unable to obtain access to sufficient manufacturing capacity at fabs, we could experience significant delays or a loss of production, which could result in a material loss of revenues. Additionally, if there is a shortage of available manufacturing capacity at fabs, we may have to pay more for the manufacture of silicon wafers.

          WE FACE INTENSE COMPETITION, AND IF WE ARE UNABLE TO COMPETE
                      EFFECTIVELY, WE COULD LOSE CUSTOMERS

         Many of our direct and indirect competitors are major international semiconductor companies with substantially greater technical, financial and marketing resources and name recognition. In addition, in the future we may face increased competition from smaller, niche semiconductor design companies. Further, some of our customers could decide to satisfy their ASIC demands through in-house design and production. We compete with these competitors primarily on the basis of the following attributes:

         o  price

         o  design cycle time

         o  reliability

         o  performance

         o  customer and logistical support

         o  reputation

         Our inability to compete effectively on any of these bases or others could affect the pricing of and demand for our products. See "Item 4. Information on the Company-Competition".

       OUR BUSINESS, FINANCIAL CONDITION AND REPUTATION MAY BE MATERIALLY ADVERSELY AFFECTED IF OUR ASICS, OR THE ELECTRONIC SYSTEMS OF WHICH THEY ARE A
               PART, CONTAIN DEFECTS THAT CAUSE DAMAGE OR INJURY

         Our ASICs form part of larger complex products such as mobile phones and airbag sensors. Defects in our ASICs, or in the electronic systems of which they are part, may directly or indirectly result in damage to third parties' property, physical injury or even death. If such defects occur, they may result in:

         o  product liability claims

         o  expensive and time-consuming modifications

         o  damaged customer relationships

         o  damage to our reputation

         o  loss of market share

         Although we carry insurance, our insurance coverage may not cover potential claims to which we are exposed or may not be adequate to indemnify us for all potential liability. In addition, we may not have sufficient cash reserves to cover such liabilities. If we do not have sufficient insurance or cash reserves, we may be forced to sell assets or divert cash that may have otherwise been used for capital expenditures or operating costs.

     IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND KNOW-HOW FROM
          COPY OR USE BY OTHERS, OUR COMPETITORS MAY GAIN ACCESS TO OUR
                             CONTENT AND TECHNOLOGY

         We attempt to protect our trade secrets and other proprietary information through confidentiality agreements with customers, suppliers, employees and consultants and through other security measures. We also rely on copyright and trade secret laws to protect our intellectual property and know-how.

         If we are unable to protect our intellectual property, it may be possible for someone to copy aspects of our designs and products or to obtain and use information that we regard as proprietary.

         The semiconductor industry is characterized by frequent litigation regarding intellectual property rights. Questions of infringement in the semiconductor field involve highly technical and subjective analysis. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any litigation, whether or not determined in our favor, would probably be costly and would divert the efforts and attention of our management and technical personnel from normal business operations. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities or require us to seek licenses from third parties. Moreover, there may not be effective trade mark, copyright and trade secret protection in every country in which our technology is or may be used in the future. This would increase the possibility of infringement of our intellectual property.

     THE PROFITABILITY OF OUR BUSINESS MAY BE ADVERSELY AFFECTED BY CURRENCY
         FLUCTUATIONS AND BY THE ECONOMIC AND LEGAL DEVELOPMENTS IN THE
                     COUNTRIES WHERE WE CONDUCT OUR BUSINESS

         We sell our products primarily in Europe, Malaysia and the United States. Our operations are subject to risks inherent in international business activities, including:

         o  general economic conditions in each country

         o  costs of complying with a variety of regulatory environments

         o currency conversion risks and the effect of fluctuations in currency exchange rates

         o  taxation by multiple government entities

         o  tariffs and other trade barriers

         o  staffing and managing foreign operations

         We conduct our business primarily in US Dollars and Euros, the currency in which we state our financial statements (prior to January 1, 1999 we used the Deutsche Mark).

         Since its introduction on January 1, 1999, the Euro has declined in value against the US Dollar. From the date of its introduction through May 15, 2001, the value of the Euro declined approximately 25% against the US Dollar. Changes in the exchange rate between the Euro and other non-Euro currencies, principally the US Dollar, will affect the translation of our consolidated financial results into Euros, and will also affect the value of any amounts that our subsidiaries distribute to us. Exchange rate changes may also affect our balance sheet. Changes in the Euro values of our assets and liabilities resulting from exchange-rate movements may cause us to record foreign currency gains and losses. We do not currently enter into forward or other derivative transactions to hedge against exchange rate fluctuations, except with respect to certain deposits with our foundries as described below.

         Changes in exchange rates also influence our results of operations. Our sales are primarily denominated in US Dollars, Euros, and, prior to January 1, 1999, the Deutsche Mark, whereas our purchases of raw materials and manufacturing services are primarily denominated in US Dollars. For the year ended December 31, 2000, 30% of our revenues were denominated in Euros and 70% were denominated in US Dollars. For the year ended December 31, 2000, 24% of our cost of sales was denominated in Euros and 76% was denominated in US Dollars. For the year ended December 31, 1999, 36% of our revenues were denominated in Euros and 64% were denominated in US Dollars. For the year ended December 31, 1999, 19% of our cost of sales was denominated in Euros and 81% was denominated in US Dollars. In order to hedge our foreign currency exposure, we attempt to match cash inflows and outflows in the same currency, primarily the US Dollar.

         During 2000 to hedge our foreign currency exposure with respect to $26 million of deposits with Chartered Semiconductor Manufacturing Pte., Ltd and ESM Limited, we purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euros. See "Item 5. Operating and Financial Review and Prospects-Wafer Supply Agreements".

         With the exception of specific foreign currency forward contracts, we may be unable to match inflows and outflows adequately, however, which increases our exposure to changing exchange rates.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

         Dialog Semiconductor Plc is a public limited company organized under the laws of England and Wales. Our business originated from the European activities of International Microelectric Products, Inc., a US company active in the semiconductor industry. In May 1985, International Microelectric Products, Inc. incorporated International Microelectric Products (Europe) Limited as a private limited company registered in England and Wales. At the end of 1989 and the beginning of 1990, Daimler-Benz AG, now DaimlerChrysler AG, acquired International Microelectric Products (Europe) Limited. International Microelectric Products (Europe) Limited became part of a Daimler-Benz AG subsidiary, Temic Telefunken Microelectric GmbH. In March 1998, three of our major shareholders, Apax Partners, Adtran and Ericsson provided funding so that we could purchase our business from Daimler-Benz AG for E28.0 million. See
"Item 5. Operating and Financial Review and Prospects-Acquisition".

         Our head office is located near Stuttgart, Germany and we have additional offices in Swindon, UK; Clinton, New Jersey, USA; Lund, Sweden; Graz, Austria; Tokyo, Japan; and Heidelberg and Munich, Germany. Our principal executive office is located at Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany, Tel: 0049 7021 805-0. Our agent for US federal securities law purposes is Dialog Semiconductor, Inc., Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

         On June 29, 2000, we completed our secondary offering and received net proceeds (after deductions of the underwriting commissions, stamp duty and other offering expenses we paid) of E105.6 million from the sale of 2,000,000 new ordinary shares.

B.  BUSINESS OVERVIEW

         We are a supplier of types of silicon chips called mixed signal ASICs, or application specific integrated circuits, to leading handset manufacturers in the wireless communications market. We also supply mixed signal ASICs to the automotive and industrial markets. Our core competence is the design of complex analog and digital (mixed signal) integrated circuits and the ability to rapidly deliver qualified and tested products directly to the customer. We draw on our team of highly skilled engineers and an extensive library of ASIC design and know-how to respond to the demands of our customers. Utilizing our mixed signal expertise, we have focused on two areas of the mobile telephone market, power management and Audio CODEC, where these design skills are critical for success.

         Our power management chips aim to maximize the supply and minimize the consumption of power, primarily affecting the total talk and standby times of mobile telephones. Audio CODEC is the critical interface between outside world analog signals (such as the human voice) and the digital data processing inside a mobile phone. We are developing relationships in the fast growing automotive electronics sector where mixed signal expertise is especially sought after. We intend to expand our relationships with key industry leaders such as Ericsson and Siemens while developing relationships with additional selected customers. These relationships allow us to identify market needs and broaden the market for our products.

         We have successfully developed a strategy of outsourcing the manufacture and assembly of our ASIC products. We have close relationships with leading semiconductor foundries who maintain state-of-the-art facilities and allow us to deliver high quality products without investing the substantial amounts of capital required for an in-house foundry. We control the whole production process and ensure quality through in-house testing of final products before delivery to the customer.

                               INDUSTRY BACKGROUND

SEMICONDUCTORS AND MIXED SIGNAL ASICS

         Semiconductors are essential building blocks in today's electronic products, including mobile telephones. Integrated circuits are complex semiconductor devices that consist of a single piece of silicon and are commonly referred to as a "chip". In the past, standard integrated circuits were placed close together to create a system that met the requirements of an application. This standardization in turn has created a foundry industry which produces "wafers", consisting of multiple identical silicon chips. In order to reduce size and costs and increase performance ASICs were developed. ASICs integrate these circuits together on one custom designed chip. A mixed signal ASIC processes both analog and digital data.

         Analog circuits provide the interface between electronic systems and a variety of real world phenomena such as sound, light, and temperature. Digital devices use a series of on/off states to perform arithmetic functions that are used to process data. Due to the risk of interference, it is technically difficult to combine analog and digital circuits on a single chip. System manufacturers historically addressed mixed signal requirements using printed circuit boards that incorporated individual analog and digital components. However, in response to increasing demand for greater functionality at lower cost, system manufacturers are actively seeking solutions that contain both analog and digital functions integrated on a single chip.

MIXED SIGNAL ASICS IN THE WIRELESS COMMUNICATIONS MARKET

         The wireless communications market continues to experience growth as technological developments make products and services both more available and increasingly affordable. In 2000, world-wide wireless services reached approximately 708 million subscribers. According to the latest available information (published in March 2001) from Dataquest, a market research firm, the number of subscribers is forecast to increase at a compound annual growth of 15.3% to over 1.25 billion by 2004. Over 412 million handsets were shipped world-wide in 2000.

         In our view, market growth through 2004 will be driven by the introduction of wireless networks to areas with little or no currently available institutional land line infrastructures. In areas where wireless services already exist, we believe that market growth will be driven by incremental technological improvements resulting in users replacing their existing handsets by more powerful handsets. In the past, these improvements have focused on better sound quality and gradual increases in power management and battery technology that allow for longer usage between charges. The wireless industry continues to evolve new standards that will allow further improvements and entirely new functions to be added, thereby extending the user's desire for continual upgrading. Additionally, the development of so-called "third generation" systems, which are currently in the planning and testing phases, are expected to increase future demand for new wireless products and technology due to broadband data and multimedia applications, although the latest feedback from the market place suggests that take-up of third generation phones may be slower than previously thought.

         Both first generation (analog) and second generation (digital) handsets were developed primarily for speech transmission, with other applications taking a secondary role in the design process. The primary goal of third generation wireless systems is to build on these previous developments to support broadband data applications as well as add new features such as voice recognition. Examples of applications that require high data-rate communications include videoconferencing, wireless Internet access, remote LAN applications and support for multiple simultaneous connections (so that a user can, for example, browse the Internet while speaking on the telephone). In order to realize the potential market third generation applications may create, handset manufacturers will have to rely on their suppliers to develop customized, integrated system solutions that allow for these new applications and satisfy customer demands for portability, convenience and performance. Mixed signal ASICs are well-suited to provide solutions to these new applications due to their ability to combine analog and digital functions. The design of mixed signal ASICs is, however, time consuming and requires specialized engineering expertise.

         Handset manufacturers have found it challenging to maintain both a cutting-edge expertise in mixed signal ASICs while remaining focused on their other core wireless communications competences. The consequence has been a growing trend towards large handset manufacturers choosing to outsource their mixed signal ASIC design to specialized providers, like our company, rather than producing them in-house. Substantial opportunities have arisen for companies with skilled analog and mixed signal designers who understand the constraints imposed by mixed signal architectures and who can develop effective solutions for these design challenges.

                                  OUR SOLUTION

         We design and supply mixed signal ASIC solutions on an efficient basis to targeted customers in the wireless communications and automotive markets. Building on our proven expertise in mixed signal ASIC design, we have developed a considerable reputation in creating innovative, customer-specific solutions. We believe that the following key factors have contributed to our success.

DESIGN EXPERTISE AND PRODUCT INNOVATION

         We concentrate solely on designing increasingly complex mixed signal ASIC solutions and have accumulated substantial know-how in this area. We employ our know-how to respond to our customers' demands and to identify new product solutions that increase performance while lowering overall system costs.

Examples of the success of this approach can be seen in our leading market positions in Audio CODEC and power management applications.

ALTERNATIVES TO ASICS AND CMOS TECHNOLOGY

         We focus our business on the design of ASICs rather than general purpose, mass-produced integrated circuits on standard chipsets. Our larger mobile phone manufacturing customers rely primarily on the ASIC-based semiconductor designs to maintain their customized strategic position in the mobile phone industry, giving them more control over the design of their products than they would have if they used mass produced standard chips. Other customers tend to rely more heavily on the standard baseband chipsets. We supply these customers with standard designed chips, although this is not a significant part of our business.

         We supply ASICs using mainstream CMOS, or Complimentary Metal Oxide Semiconductor, technology, the most widely used semiconductor manufacturing technology. Although specialist analog (bipolar, analog CMOS) as well as mixed manufacturing technologies (BiCMOS) exist for analog circuits, most chip designers use CMOS manufacturing technology because unit production costs can be up to 20-25% lower than can be achieved with alternative manufacturing technologies for the same or similar functionality. In addition, most foundries are designed to use CMOS production processes. As a semiconductor company that relies on outsourced manufacture of our chips, access to foundry capacity with comparable technology is critical to our ability to compete in the mobile communications industry. Accordingly, we do not view BiCMOS technology as a realistic alternative for our business.

COMMITMENT TO SELECTED CUSTOMERS

         We have built a core of strong and growing relationships with selected high profile, high volume customers. We are a flexible partner for these customers, who increasingly demand that we, as a preferred supplier, serve as an integral part of their overall supply chain. We work with our customers to rapidly develop the appropriate technical response to changing market trends.

TIME TO MARKET

         The time it takes to deliver a product to the market from its moment of design, commonly referred to as "time to market," is one of the critical driving factors for success in the wireless handset market. We believe that the time to market of our mixed signal ASIC products is currently at the forefront of the industry. Through a continuous review of our processes and procedures, we have reduced our design to delivery time, which begins on the date when a specification has been agreed with the customer and ends on the date of initial delivery, from an average of 40 weeks in 1986 to an average of 20 weeks in 2000. We believe that with the acquisition of SVEP Design Center AB in May 2000, we will be able to further leverage our leading time to market for customers. See "-Our Product Cycle" below.

                                  OUR STRATEGY

         We believe that continued growth in wireless communications and increased demand for new applications and technical improvements will require handset manufacturers to rely more on the type of ASICs that we supply and other technologies to achieve the cost and performance demands of the market.

Our objective is to be the leading global supplier of mixed signal ASICs to the wireless communications market. To meet these objectives, we have developed a focused strategy.

REMAIN FOCUSED ON EXISTING BUSINESS MODEL

         We intend to remain focused on our existing business model, which includes outsourcing silicon wafer production to foundry manufacturing plants, also called fabrication facilities, or "fabs", such as ESM, and supplying ASICs using mainstream CMOS technology. We maintain control over our entire production process and ensure product quality through pre-shipping testing of all final products. By selectively outsourcing production to foundries and assemblers, we believe it minimizes the substantial cost of purchasing semiconductor production equipment and allows us to concentrate management efforts on our core competences.

EXPAND ENGINEERING EXPERTISE

         We recognize that one of our key strengths lies in the engineering expertise of our employees in design, product development and testing. Due to the increasing complexity of mixed signal design and production, it is essential to our ongoing success that we attract, develop and retain key engineering personnel. We intend to continue to meet this challenge by offering our technical staff a variety of ongoing educational and career opportunities, combined with performance incentives and by actively recruiting additional highly skilled individuals. See "--Sales and Marketing" below.

EXPAND RELATIONSHIPS WITH KEY INDUSTRY LEADERS

         We have close relationships with a number of high volume customers, many of which are key industry leaders. We intend to continue to focus our sales and marketing efforts on a small number of high quality target customers. By strengthening these relationships and developing new ones, we intend to secure our involvement in developing market segments.

PROACTIVELY REFINE CUSTOMERS' SYSTEM ARCHITECTURE

         We work proactively with our customers to refine their system architectures. One example of this approach is the integration of audio and power management functions onto one chip in order to increase power efficiencies and reduce product weight and size. We see particular opportunities in the expected migration to third generation wireless communications technology, which will demand more efficient use of system architectures.

SELECTIVELY EXPAND GLOBAL CAPABILITIES

         We have successfully developed a strong, focused customer base in Europe. In order to support and service our growing customers, we will consider expansion through organic growth and selected acquisitions. To this end, we have recently established facilities in Graz, Austria and Tokyo, Japan to extend the range of ASICs offered for mobile communications to include RF components and to support local customers in Japan. See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources".

                             OUR PRINCIPAL PRODUCTS

         We focus on the production and supply of mixed signal ASICs for the mobile communications market and, to a lesser but increasing extent, for the automotive electronics market. We also supply ASICs for other consumer and industrial applications in the lighting systems and data communications markets. For the year ended December 31, 2000, approximately 73% of our revenues originated from Europe (of which approximately 74% originated outside of Germany), 19% originated from Asia and 7% originated from North America. For the year ended December 31, 1999, approximately 87% of our revenues originated from Europe (of which approximately 72% originated outside of Germany), 7% originated from Asia and 6% originated from North America.

                        ASICS FOR WIRELESS COMMUNICATION

         We supply mixed signal ASICs to mobile telephone manufacturers primarily for use in handset Audio CODEC and power management systems. Revenues from our mobile communications mixed signal ASICs accounted for approximately 84% of our revenues for 2000 and 78% for 1999.

         The mobile phone can be divided into five subsystems:

o The RADIO FREQUENCY subsystem is responsible for transmitting and receiving communication signals.

o The BASEBAND, or digital control subsystem uses a micro-controller and a digital signal processor to control the functioning of the phone and interacts with the operator of the phone through the display and keypad.

o The FLASH MEMORY provides all software necessary for the operation of the phone and retains all user specific data.

o The AUDIO CODEC subsystem is the critical interface between the real world analog signals (such as the human voice) and the digital data processing inside the mobile phone. It is therefore the main contributor to the voice quality of a mobile phone. The Audio CODEC converts the digital signal received from the baseband subsystem into an analog signal that is fed to the loudspeaker and also converts the analog signal from the microphone into a digital code.

o The POWER MANAGEMENT subsystem is responsible for the supply of power from the battery to the other subsystems and controls their power consumption. The basic function of the power management subsystem is to generate and monitor all required voltages and currents, to charge and monitor the battery and to interface with the subscriber identity module, or SIM, card which is a miniature chip card that contains information regarding the security code, the telephone number of the cardholder and other stored numbers. This subsystem also digitally controls all voltages to reduce power consumption. It is the system most responsible for talk and standby times of a mobile phone.

         We have chosen to concentrate our efforts to date on Audio CODEC and power management ASICs and have successfully executed 32 designs in these two combined areas. The following is a detailed overview of our products in these areas.

AUDIO CODECS

         According to the latest available information published by Dataquest, in 1997 we were the leading supplier in terms of revenues of Audio CODEC ASICs for the GSM system, the world's most widely used mobile system, which, according to Dataquest, 44% of all subscribers used worldwide. We introduced our first Audio CODEC ASIC in 1988 which replaced 30 to 60 discrete components with a single chip. Building on our initial success, we have since had 17 of our designs selected by our customers for large scale production. In 2000, we had four designs in production and shipped approximately 38 million units. In 1999, we had three designs in production and shipped approximately 18 million units. In 1998, we had one design in production and shipped approximately five million units.

         Our Audio CODEC ASICs are specifically designed for low voltage and low power applications using the minimum area of silicon. Consequently, the parts have been migrated to higher functionality by using smaller geometries which resulted in smaller die sizes and reduced costs. In order to satisfy a variety of ASIC requirements, we have designed a number of analog-digital converters using a variety of delta-sigma modulators. These modulators are circuits that convert analog signals into a bit stream (a circuit which uses a specific technique for converting analog signals to digital signals), enabling the bit stream to be processed in the digital domain. In our view, delta-sigma analog-digital converters provide an excellent compromise between performance, complexity and stability.

         We have moved from an analog (switched capacitor) architecture to a digital signal processor approach. We have reduced noise and crosstalk and increased resolution and dynamic range while also allowing a number of converters to be operated on the same piece of silicon without degrading performance. By utilizing digital design applications whenever possible, we have also benefited from increasingly smaller geometries which, in turn, help to reduce costs. The evolution of our Audio CODEC design solution from an analog (switched capacitor) approach to its current digital approach has resulted in silicon area reductions by a factor of ten and reduced power consumption.

         To enable handsets to interface with the outside world, we have also designed a variety of microphone amplifiers for ceramic piezo and dynamic transducers, which are devices that convert energy (such as pressure or temperature) into an electronic signal. These designs often have programmable gain, typically to a maximum of 40 decibels in 16 or 32 steps, in order to maximize low noise performance. Additionally, pre-amplification and filtering/noise shaping can also be included. Similarly, loudspeaker or earpiece interfaces usually involve similar gain and filtering functions that allow for the driving of piezo or dynamic transducers. For lowest cost solutions, we have introduced 16 Ohm dynamic transducers, as used in personal stereo headphones, with low impedance.

POWER MANAGEMENT

         According to the latest available information published by Dataquest, we were the second largest supplier, in terms of revenues, of GSM power management ASICs in 1997. The power management ASIC market is driven by increased standby and operating times. These features, together with the size and the weight of the phone, are the key differentiating factors in distinguishing between mobile phones.

         We introduced our first power management ASIC in 1995, which enabled customers to replace anywhere from 25 to 35 discrete components with a single chip. This has resulted in considerable reductions in board size, current and component count. Since 1995, we have developed and completed 13 additional power management designs for wireless communications manufacturers. In 2000, we had eight designs in production and shipped approximately 78 million units. In
1999, we had four designs in production and shipped approximately 16 million units. In 1998, we had two designs in production and shipped approximately eight million units.

         The typical cells we use in our power management products include:

         o  voltage regulators

         o  charging/discharging controls

         o  DC-DC converters

         o  power-on reset

         o  under/over voltage lockouts

         o  thermal shutdowns

         o reverse battery protection, which protects an ASIC from being destroyed when supplied with the wrong polarity

         We have combined these functions on a single chip. We have a library of standard designs for power management products which can be rapidly modified to meet a customer's specific needs.

         Our voltage regulators are driven from an adjustable master reference and remain stable under varying load conditions. This basic cell also incorporates an overvoltage clamp to restrict input voltages to acceptable limits. Error reduction and powerdown techniques are used to improve circuit performance.

         Our designs are low drop out voltage regulators which are a key element in power management ASICs. These regulators determine the minimum voltage required from the battery to operate the system. We have extensive experience in the design of low on resistance pass transistors which, by generating a stable supply of voltage, have a major influence on the low drop out behavior. For further optimization, we provide bonding techniques to insure minimum voltage drop out between silicon and the application printed circuit board.

         DC-DC (DC voltage level) conversion can be performed using many different solutions to maximize efficiencies even when supplying low currents and achieving low current consumption when under no load.

         Depending on battery technologies (nickel hydride, nickel cadmium or lithium), we can provide tailored charging schemes including monitor functions for current and voltage. In both methods, monitor functions are integrated for safety reasons, over and under voltage detection and charger fault conditions.

         Most of our power management systems have a variety of safeguards. These typically include power-on reset cells which monitor critical parameters. Under-voltage protects the phone from operating when there is insufficient power available. Over-voltage protection can protect the phone from unwanted pulses on the power supply line, an example of which is when the battery is removed while charging is taking place and there is a momentary rapid rise in supply. Protection also can be added in fault situations outside the battery's normal safe areas of operation.

                        ASICS FOR WIRELINE COMMUNICATION

         The products we supply for the wireline communication market provide the interface between the transmission cable or telephone line and digital transmission equipment such as central office line cards, routers or multiplexers. Our products support T1, T3, HDSL, SDSL and G.shdsl transmission standards, embracing the latest high-speed transmission technologies. Our solutions are targeted at improving system efficiency, increasing transmission distance and lowering the cost of providing high-speed connections throughout networks. With continually increasing uptake of Internet based communication in both business and home environments, the demand for higher speed, wider bandwidth networks will continue to grow driving the demand for the products we manufacture. We currently produce ASICs in data communication for Adtran. Revenues generated by these industrial applications accounted for approximately 4% of our total revenues for 2000 and approximately 3% of our total revenues for 1999. In 2000, we had five designs in production and shipped approximately three million units. In 1999, we had four designs in production and shipped approximately one million units.

                                AUTOMOTIVE ASICS

         Although we intend to remain focused on our established expertise in the wireless communications market, we also intend to increase our penetration in sectors of the automotive electronics market by offering selective design applications to key automotive suppliers. Revenues from our automotive applications accounted for approximately 4% for our revenues for 2000 and approximately 8% of our revenues for 1999. In 2000, we had nine designs in production and shipped approximately 13 million units. In 1999, we had eight designs in production and shipped approximately 16 million units. In 1998, we had seven designs in production and shipped approximately 12 million units.

         Semiconductor products used in the automotive electronics market can broadly be divided into four segments:

Safety:                    Airbag and braking
                           systems
Dashboard Control:         Dashboard, radio,
                           navigation and driver
                           information
Comfort & Body:            Seat control, wipers,
                           window lift, sunroof,
                           air-conditioning,
                           locking system,
                           headlight control
Powertrain:                Engine management,
                           gearbox control,
                           Transmission

         According to the latest available information published by Dataquest in February 1999, the automotive semiconductor market in 1998 was approximately US$8.2 billion world-wide. Dataquest projects this market to grow to US$13.3 billion by 2002 and, due to increasing demand for greater comfort, safety, driver information and performance, projects it to grow at a compound annual growth rate of 11% through 2002. Further, Dataquest predicts the semiconductor content per vehicle to grow on average to US$222 in 2002 from US$153 in 1998.

         To date, we have concentrated our efforts in the automotive electronics sector in the areas of safety and dashboard semiconductor products.

SAFETY

         Heightened consumer awareness has created new demands on car manufacturers to increase the safety components available in new car models. Cars today have an increasing number of airbags in order to protect passengers from specific areas of impact (for example, head, knee and side impact). Additionally, according to Dataquest, a number of automotive electronic suppliers are developing "smart" airbags which will tailor inflation of the airbag to adjust for the size of the occupant and external conditions such as the velocity of impact. All of these products will require additional, increasingly sophisticated semiconductor sensors which can be adapted to their specific applications.

         We produce a variety of signal conditioning ASICs for our automotive customers. These ASICs, when combined with micro-mechanical chips, form the principal components of the sensors used in airbag systems. These sensors then relay electronic signals to an electronic control unit which determines deployment of the airbag. We believe that, due to increased consumer awareness regarding automotive safety, growth in the use of sensors in cars will continue as airbag and other safety systems become more sophisticated.

DASHBOARD CONTROL

         Automotive dashboards are being used to deliver more information and data to drivers for safety and convenience. According to Dataquest, growth trends in this area are predicted to include information systems for road transport and traffic, emergency calling systems and links to wider forms of communications such as the Internet, on-board navigation systems and new wireless communications applications. In addition, there is a trend in this area towards systems integration instead of relying on discrete devices. As a result, we believe there will be increased demand for mixed signal ASICs in this sector due to the increase in potential applications.

         We currently produce a variety of dashboard control ASICs which relay information from various on board sensors (such as fuel level, oil pressure, speed and engine heat) through microcontrollers to the dashboard.

                          OTHER INDUSTRIAL APPLICATIONS

         In addition to providing analog and mixed signal design expertise to the wireless communications and automotive markets, we also have developed a relatively small but established product range in dimming, motor control, sensor and power management ASICs for use in lighting systems. We currently have an exclusive supply agreement with Tridonic, a large manufacturer of lighting systems. Revenues generated by these industrial applications accounted for approximately 7% of our total revenues for 2000 and approximately 9% of our total revenues for 1999. While we intend to maintain our existing product base in the lighting control sectors, we have no current plans for expansion.

                               PRINCIPAL CUSTOMERS

         Our principal customers are recognized wireless communications manufacturers and automotive equipment manufacturers. The following table lists our top customers by application:

                                                                                                      RELATIONSHIP
                                                  CUSTOMER              APPLICATION                   SINCE
                                                  --------------------- ----------------------------- ----------------
Wireless................................          Ericsson              Audio CODEC, Power            1988
                                                                        Management
                                                  Siemens               Power Management              1996
                                                  Sagem                 Power Management              1998
                                                  Motorola              Audio CODEC                   1999
                                                  Telital               Power Management              1999
Automotive..............................          TEMIC
                                                  DaimlerChrysler       Safety                        1988
                                                  TRW                   Dashboard                     1995
                                                  VDO                   Dashboard                     1997
                                                  Bosch                 Comfort and Body              1999
Industrial..............................          Tridonic              Lighting Systems              1990
                                                  Adtran                Data Communications           1992


ERICSSON

         We have developed a long-term partnership with Ericsson, one of the world's leading wireless communications suppliers. The existence of this strategic partnership has been highly beneficial for both parties. In light of the rapid pace of technological development and customer demand for increasingly complex functionality, our partnership with Ericsson has allowed Ericsson to draw on an outside source of expertise. For us, the close working relationship with Ericsson provides an opportunity to continually develop and fine-tune market leading technological expertise with a recognized industry leader.

         We provide a range of semiconductor products that are used in a variety of Ericsson platforms. We are currently in volume production for chips used in four separate Ericsson products. We are also in preliminary design discussions with Ericsson on a variety of next generation products. In fourth quarter 2000, Ericsson announced reduce volume, which may result in a reduced demand for our semiconductor products. Ericsson is also one of our shareholders.

SIEMENS

         We have a strong and growing relationship with Siemens, a significant European wireless communications manufacturer. A range of our power management ASICs are currently in a number of Siemens' handsets.

TEMIC DAIMLERCHRYSLER

         We have a long-term relationship with TEMIC DaimlerChrysler for which we have developed several generations of airbag sensor chips as well as other safety applications. In the second quarter of 2001, DaimlerChrysler agreed to sell a 60% interest in TEMIC to Continental AG.

BOSCH

         In February 1999, we were granted official supplier status by Bosch. Bosch uses its own semiconductor division for power electronics but has worked with us on a strategic outsourcing basis on applications that can benefit from mixed signal ASICs. This has resulted in a number of new initiatives between the two companies, and we are currently in design or prototype production for several Bosch projects.

OTHER CUSTOMERS

         In addition to Ericsson and Siemens, our current wireless communications customers include Sagem, Motorola and Telital. In addition to TEMIC DaimlerChrysler and Bosch, our other automotive and industrial clients include TRW, VDO, Adtran, Tridonic and Danfoss.

                                OUR PRODUCT CYCLE

         We design, develop and supply mixed signal ASICs. We outsource the actual manufacture of wafers and assembly to selected foundries and assemblers. Once the manufacture and assembly has been completed, all of our products are tested, the large majority in-house, before final delivery to our customers. A description of our process from design to delivery can be summarized as follows:

         o  design and development

         o  manufacture of wafers

         o  assembly

         o  testing

         o  delivery

DESIGN AND DEVELOPMENT

         Our engineering group consists of 145 professionals with mixed signal ASIC experience and has a current development capacity of approximately 30 new designs per year. We use design tools from Cadence Design Systems, Inc. to increase design automation and top level simulation to identify system design incompatibilities at an early stage. Furthermore, we base our production around a standard CMOS semiconductor technology process in order to focus the design efforts more effectively. The result has been a continuing decrease in our design to delivery time from an average of 40 weeks in 1986 to an average of 20 weeks in 2000. See "-Manufacture of wafers" below.

         We believe we offer our clients a significant advantage through our ability to rapidly develop mixed signal ASIC designs. This ability has been fostered through many years of design experience and a highly skilled engineering staff. We keep track of evolving design elements through our design library database. We achieve rapid design cycles through our strategy of modifying and reusing previously designed building blocks. In 2000, we completed the acquisition of the rights to the CR16B, a 16 bit microprocessor core. This core, which utilizes the CompactRISC(TM) architecture developed by National Semiconductor for embedded applications that are integrated with other functions on a single integrated circuit, provides a high performance, general purpose, flexible and power efficient platform that can be used in a wide variety of designs. This technology enables us to develop system-on-chip, or SOC, designs combining analog, digital and microcontroller functions. We have successfully integrated circuits combining complex digital functions including eFlash, which can simultaneously handle 40V in a 0.35 u technology.

         We assign dedicated design teams to each customer. These teams work closely with the customer in order to identify and develop customized system solutions. This approach builds close customer relationships and insures that each design team develops a detailed knowledge of the customer's product enabling it to rapidly develop innovative applications.

         At the start of the design process, a customer typically generates a description of its requirements. We will then propose a variety of possible solutions and will also prepare a preliminary quotation outlining pricing details, time to market factors and production considerations. This preliminary quotation is usually prepared within one week of the initial request which we believe provides us with a competitive advantage.

         Once a solution has been selected by a customer, we typically enter into a development and supply agreement with the customer. Such an agreement contains a description of the technical concept, a detailed timetable outlining the various development stages or "milestones", a breakdown of each development stage or milestone cost and details regarding unit pricing. Our terms of payment are usually divided into a series of stage or milestone payments. Once a milestone has been achieved, a progress report is released to the customer. Upon approval of each milestone, an invoice is sent to the customer with payment due usually within 30-60 days. The development and supply agreement does not oblige the customer to buy the developed ASIC.

         The unit price for each ASIC product is fixed in the development and supply agreement and is usually dependent on the anticipated number of ASICs to be delivered. Unit price is subject to negotiation between us and the customer. Generally, initial deliveries of product are sold at the highest per unit price and subsequent volume deliveries are sold at reduced unit prices.

MANUFACTURE OF WAFERS

         Semiconductors can be manufactured using different process technologies. The two dominant processes in use today are bipolar and CMOS. Bipolar devices typically operate at faster speeds than CMOS devices, but CMOS devices consume less power and permit more transistors to be integrated on a single ASIC. While bipolar semiconductors were once used extensively, CMOS technology has become the more dominant of the two technologies. As a result, most CMOS processes have become standardized and the design rules necessary for manufacture are well understood in the semiconductor industry. This standardization has created an active foundry industry.

         We have adopted a strategy of outsourcing our wafer production to selected foundries with a demonstrated ability to provide high quality products on tight deadlines. The principal foundries we currently use are ESM Limited in Wales, UMC Group in Taiwan, Mitel Semiconductor in Canada and Europe, and Chartered Semiconductor in Singapore. We have long term supply contracts with ESM Limited and Chartered Semiconductor. In 2000, we outsourced our wafer production as follows: approximately 56% with ESM Limited, 23% with Mitel, 10% with UMC and 10% with Chartered. The percentage of production we received from ESM Limited decreased from approximately 79% in 1999 to 56% in 2000.

         We aim to ensure that all steps in the manufacturing process can be provided by at least two suppliers. Before we appoint one foundry as a supplier for a specific wafer, we provide at least two foundries with technical specifications. Upon confirmation by both foundries as to the ability to manufacture such wafer, we appoint one of them; we then can use the other one as a back-up source of production in the event that the first foundry is unable to provide its services. The goal is to prevent shortage or loss of chip production due to market conditions or disasters such as foundry fires.

         Since the successful manufacture of silicon wafers is critical to our reputation and profitability we work carefully to identify suitable foundries in order to maintain continuity and security of supply for our customers. There are many factors which contribute to our selection of wafer suppliers. The principal concern is whether the foundry's process technology can be effectively used for our designs. Additionally, we will consider such factors as capacity, history, financial stability, mixed signal experience, pricing, location, customer support and reputation. Once a foundry has been selected, we then seek to secure its supply in a variety of ways, including entering into supply contracts to fix price and reserve production capacity and, when deemed appropriate, paying a deposit to a foundry to guarantee future production capacity. We also place, when practicable, our own process engineers directly at the fab premises to resolve any potential engineering problems and to ensure both the quality and timely delivery of the finished product.

         We may, from time to time, reserve capacity in a foundry. On August 2, 1999, we entered into an investment agreement pursuant to which we acquired a 19.47% interest in the voting shares of INHOCO 937 Limited, which was renamed ESM Holdings Limited on August 3, 1999 and is the holding company of ESM Limited. ESM Limited manufactures integrated circuits in the form of silicon wafers. As part of the investment agreement, we also entered into a supply agreement with ESM Limited on August 2, 1999, which guarantees a minimum production capacity at the ESM foundry at Newport, Wales for the first three years of the supply agreement. In August 2000, we made a loan to ESM Holdings Limited. We also entered into a new supply agreement with ESM Limited in September 2000 which was subsequently amended on November 10, 2000. Under the terms of this agreement, we maintain a deposit of $6 million with ESM Limited. In addition we paid $9 million to ESM Limited as advance payments for future wafer deliveries. We believe that our investments and related supply agreements have strengthened our position by guaranteeing a share of production throughout, increasing technical co-operation on process and development with us and allowing us to participate in the future development of ESM.

         We also have entered into a supply agreement with Chartered Semiconductor Manufacturing Pte., Ltd. Under the terms of the agreement, we maintain deposits of $20 million with Chartered Semiconductor Manufacturing which guarantee access to certain quantities of sub-micron wafers through fiscal 2003 and several generations of process technologies ranging from current products at 0.60-micron and 0.35-micron and will extend down to, and beyond 0.18
- micron technologies. In addition, we have paid $20 million to Chartered Semiconductor Manufacturing as advanced payments for future wafer deliveries.

ASSEMBLY

         We also outsource final assembly. During the assembly process, a wafer is sawed, the individual chips are mounted on lead-frames and connected via bond wires with lead-frames and are molded (typically on plastic material). This final assembly is not as technologically demanding as wafer fabrication and there is a large group of subcontractors who service this market. We have qualified the following six assemblers: Circuit Electronic Industries Public Co., Ltd. (Thailand), Carsem Semiconductor Sdn. Bhd. and Carsem (M) Sdn. Bhd. (Malaysia), Hana Technologies Ltd. (Hong Kong), Orient Semiconductor Electronics, Ltd (Taiwan), ASAT Ltd. (Hong Kong) and Eurasem B.V. (the Netherlands). Completely assembled ASICs are then returned to us for final testing before delivery to the customer. We view our quality assurance role as critical in order to ensure the success of a business model that incorporates strategic outsourcing.

TESTING

         Following return of the assembled products from its assemblers, we test our products before delivery to a customer. No product is delivered to a customer unless it has been tested. This rigorous testing approach allows us to ensure overall quality control of our manufactured products. The test programs developed by our test engineers are based upon specifications determined by the individual customers and are developed in parallel with the design.

Once a testing program has been developed and the chips have been delivered from the assembly, individual batches of chips are tested in our machines. All 14 of our testing machines are made by Credence Systems Corporation. The machines are regularly calibrated to insure the accuracy of the test parameters.

         To the extent that chip volume exceeds our testing capacity, we use selected third party test houses in and around Stuttgart to assist with overflow. When we use third party houses, our test personnel work closely with such houses to ensure that testing procedures are complied with. More than 90% of all our chips are tested in-house. Any chip that does not satisfy our testing criteria is discarded. We send approved chips to a tape and reel manufacturer who will then return the loaded reels to us for final packaging and delivery to the customer.

                               SALES AND MARKETING

         Sales is our most recently formed department. Prior to April 1998, we relied on the sales arm of TEMIC Semiconductor (the electronic components group of Daimler-Benz AG until 1997). At that time, TEMIC Semiconductor was comprised of three divisions, Integrated Circuits, Discrete Components and Sales, operating within one group. Each product division had multiple operating units servicing world-wide factories and thousands of device types in more than 14 product families. Since much of the emphasis in such an organization was on revenue turnover, concentration solely on high-level, long-term and complex sales products such as mixed signal ASICs was difficult to achieve. As a result, we decided in 1998 to establish our own sales division.

         At present, we have a direct sales staff of six. Each sales person earns a base salary that may be supplemented in two ways. A portion of the annual salary is eligible for a quarterly bonus based on our agreed goals. This corresponds to a similar bonus available to all of our employees. A further bonus is available to each sales person based on performance relating to our Management By Objective program. Under this program, each sales person is assigned a number of objectives specifically targeting design wins from selected customers within a set period of time. These objectives are established by management with input from the marketing department. We measure the performance of each sales person against these objectives quarterly.

         In light of continued high-growth in our wireless communications business, in 2000 we restructured our salesforce to more clearly focus efforts on our handset products. The individual sales executives for major accounts report directly to our CEO to ensure greater co-ordination. We believe that this new focused effort and salesforce structure allows us to compete more effectively in the engineering and silicon resources market and enables us to more effectively service our existing customers and expand into new accounts.

         We occasionally use a limited number of independent sales representatives in our coverage efforts. In 2000, we generated more than 95% of our revenues from sales directly to customers through our regional sales offices and less than 5% of our revenues from sales through representatives. Our marketing department is responsible for new market research and development, competition analysis and identifying new target applications. This ensures that we retain an application focus on the wireless communications and automotive sectors in addition to the customer focus of our sales team. The marketing department is currently evaluating various business opportunities, including developing various third generation cellular and standardized applications for Bluetooth wireless technology, a radio technology designed to standardize the wireless transmission of signals over short distances between telephones, computers, domestic appliances and other devices. Our strategic planning and business guidelines are developed by senior management working with the input of the marketing department to ensure that we identify a focused strategy with defined goals.

                              INTELLECTUAL PROPERTY

         We attempt to protect our intellectual property and know-how through a combination of copyrights, trade secret laws and confidentiality agreements with our customers, suppliers, employees and consultants. We believe that the patenting of the precise functionality of individual ASICs is commercially impractical due to the complex, specialized design of our mixed signal ASICs, which are designed according to customer specifications. For the majority of our designs, the rights to the design are held by our customers. We currently have a patent application pending for a lighting system that is a minor part of our technology. We intend to apply for patents whenever it may be practicable in the future.

         In addition, we license standard software from a number of vendors on standard terms. We have also licensed the CR16B 16 bit microprocessor core, a software product, from National Semiconductor. See "Our Product Cycle-Design and Development" above.

                                   COMPETITION

         Competition in the semiconductor market is intense. There are many competitors in this market, offering products that are similar to ours and are based on similar technologies. We compete in the wireless communications market with major international semiconductor manufacturers, such as ST Microelectronics, Texas Instruments and NEC. We also compete in the automotive electronics market with major international semiconductor manufacturers, such as Motorola, ST Microelectronics, Infineon and National Semiconductor.

         In general, we compete primarily on the basis of price, design cycle time, reliability, performance, customer and logistical support and reputation. Our ability to compete successfully depends on factors both within and beyond our control, including successful and timely development of new products, availability of future-oriented manufacturing process technologies, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends. Many of our direct and indirect competitors are major international semiconductor companies with substantially greater technical, financial and marketing resources and name recognition. In addition, in the future we may face increased competition from smaller, niche semiconductor design companies. Further, some of our customers could decide to satisfy their ASIC demands through in-house design and production. See "Item 3. Risk Factors-We face intense competition, and if we are unable to compete effectively, we could lose customers".

                              ENVIRONMENTAL MATTERS

         We are subject to a comprehensive body of environmental laws, rules and regulations in each jurisdiction in which we operate. Since we have no manufacturing facilities, our management believes that we are in material compliance with all applicable environmental laws, rules and regulations. In addition, we have started to implement an Environmental Management System compliant with the internationally recognized standard ISO 14001 requirements. We are planning to achieve certification to ISO 14001 during 2001.

C.  ORGANIZATIONAL STRUCTURE

                                                                       COUNTRY OF         PROPORTION OF OWNERSHIP
  NAME AND REGISTERED OFFICE    AREAS OF BUSINESS                     INCORPORATION              INTEREST
------------------------------- ----------------------------------- ------------------    ------------------------
                                                                                                  (IN %)
Dialog Semiconductor GmbH       Acquisition, sale and                Germany              100
                                marketing of microelectronic
                                products, especially of ASICs

Dialogue Semiconductors         Former holding company (currently    England and Wales    100
Limited                         in liquidation)

Dialog Semiconductor (UK)       Design, development and sale         England and Wales    100
Limited                         of semiconductor components

Dialog Semiconductor, Inc.      Design, development and sale         United States        100
                                of semiconductor components

Svep Design Center AB           Design and development               Sweden               100
                                of semiconductor components

Dialog Semiconductor K.K.       Design, development and sale         Japan                100
                                of semiconductor components



D.  PROPERTY, PLANTS AND EQUIPMENT

         Dialog Semiconductor Plc and its wholly-owned subsidiaries currently use the following properties:

                                                                           APPROXIMATE AREA
        LOCATION                 TENURE                  TERM                   (m(2))             PRINCIPAL USE
------------------------- ---------------------- ---------------------- ----------------------- ----------------------
Building 29,              Leasehold              Fixed until January            3,702           Company
Neue Strasse 95,                                 31, 2003 with option                           headquarters, office
Kirchheim/Teck-Nabern                            for Dialog                                     operation for
Germany                                          Semiconductor GmbH                             design, marketing
                                                 to extend for a                                and testing
                                                 further 3 year

S:t Lars vag 44a Ideon    Leasehold              Separate lease                 1,638           Office operation for
Park                                             contract for certain                           design and
Lund, Sweden                                     areas, duration                                development
                                                 ranging from 3 to 5
                                                 years, expiring
                                                 between December,
                                                 2001 and November,
                                                 2006 with option for
                                                 Svep Design Center
                                                 AB to extend for a
                                                 further 1-3 year
                                                 periods

Unit 1 Omega,             Leasehold              24 years from                   780            Office operation for
Windmill Hill Business                           September 29, 1986                             marketing and design
Centre,
Swindon,
Wiltshire,
United Kingdom

Aomi Frontier             Leasehold              Fixed until January             686            Office operation for
Building 9f                                      31, 2003                                       marketing and design
2-43, Aomi,
Koto-ku, Tokyo
Japan 135-0064

54 Old Highway 22,        Leasehold              5 years, expiring               661            Office operation for
Clinton,                                         within 70 days of                              marketing and design
New Jersey,                                      August 3, 2003
USA

Industriestrasse 1,       Leasehold              5 years, fixed until            530            Office operation for
Munich/Germering,                                September 30, 2004                             design
Germany                                          with option for a
                                                 further 5 year period



                                                                           APPROXIMATE AREA
        LOCATION                 TENURE                  TERM                   (m(2))             PRINCIPAL USE
------------------------- ---------------------- ---------------------- ----------------------- ----------------------
Mannheimer Strasse 1,     Leasehold              Fixed until January             307            Office operation for
Heidelberg,                                      1, 2002 with option                            design
Germany                                          for Dialog
                                                 Semiconductor GmbH
                                                 to extend for 2
                                                 further 5 year
                                                 periods

Karntner Strasse 518,     Leasehold              Lease with unlimited            197            Office operation for
Graz-Seiersberg, Austria                         duration, terminable                           design
                                                 by either party on 3
                                                 months' notice to
                                                 the end of a
                                                 calendar quarter


         We do not currently own any properties. Our management believes that our leased properties and our existing design and administrative facilities are sufficient for our current requirements and provide us with flexibility to expand our facilities in accordance with our current objectives.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the audited consolidated financial statements included in this annual report. Our audited consolidated financial statements have been prepared in accordance with US GAAP.

                                    OVERVIEW

         Our financial condition, results of operations and business during the period from January 1, 1998 through December 31, 2000 as well as future periods have been and will be affected by the key factors described below.

ACQUISITION

         We were formed in March 1998 by Apax Partners, Ericsson and Adtran, Inc. With funding from these shareholders we purchased our predecessor business, Dialogue Semiconductors Limited and its subsidiaries, from Daimler-Benz AG (now DaimlerChrysler AG). These shareholders contributed approximately E28.0 million in cash in exchange for ordinary shares in the amount of E5.3 million, additional paid-in capital in the amount of E5.3 million and cumulative redeemable preference shares in the amount of E17.5 million. We then acquired our predecessor business for E28.0 million. In connection with this acquisition, Apax Partners transferred some of its shares to members of management and the board of directors of our company and transferred additional shares then owned by it into the Dialog Employee Benefit Trust, which is a trust established to purchase our shares from and sell our shares to our employees and directors.

         We accounted for the acquisition using the purchase method of accounting. Accordingly, we allocated the purchase price for the acquisition to the assets we acquired and liabilities we assumed based upon their respective fair values and to acquired in-process research and development, as described below. We expensed the amounts allocated to acquired in-process technology at the time of the acquisition. We applied the excess of the E28.0 million purchase price for the acquisition over the fair value of the net assets acquired to goodwill. We are amortizing this E11.1 million goodwill amount over 15 years, resulting in periodic charges to earnings. We have consolidated the results of operations and cash flows of our predecessor business with our own from March 1, 1998, the date of the acquisition.

         The financial information included in this annual report for the period from January 1, 1998 to February 28, 1998, and for the fiscal years ended December 31, 1997 and 1996, reflect the consolidated operations of our predecessor business for those periods. This historical financial information is generally comparable to the historical financial information for the periods following the acquisition, except for the goodwill and other intangible assets and related amortization resulting from the acquisition and for selling expenses. Both prior to the acquisition and after the acquisition until we established our own salesforce, selling expenses included amounts our predecessor business paid (and, following the acquisition, amounts we paid) to Daimler-Benz AG (now DaimlerChrysler AG) for selling activities. These amounts were calculated as a percentage of total sales. See "-Salesforce" below.

         To facilitate comparisons between 1998 periods and both prior and subsequent periods, we have presented pro forma statement of income information for the fiscal year ended December 31, 1998. The pro forma statement of income information assumes that the acquisition of our predecessor business was effective on January 1, 1998 instead of March 1, 1998. The only adjustment that was required to prepare this pro forma statement of income information was to recognize charges for the amortization of the goodwill and intangible assets during January and February 1998. The total amount of this adjustment was E152,000. Wherever we express figures in this discussion as being "on a pro forma basis" or simply "pro forma", we mean that the figure is stated on a pro forma basis as if the acquisition had occurred on January 1, 1998. The pro forma statement of income information has been prepared solely to assist comparisons across financial periods, and does not purport either to represent actual results or to be indicative of results which will be achieved in any future period.

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

         In acquisitions accounted for under the purchase method, like our acquisition of our predecessor business, acquirors frequently allocate portions of the purchase price to acquired in-process technology and expense those amounts immediately. Acquirors allocate and expense such amounts if the technologies acquired have not yet reached technological feasibility based on the status of design and development activities.

         We recorded an acquired in-process research and development charge of E9.3 million in 1998 in connection with our acquisition of our predecessor business. We attribute this portion of the E28.0 million purchase price to acquired in-process research and development because we determined that some of the in-process technology that we acquired had not reached technological feasibility based on the status of design and development activities that required further refinement and testing. The in-process technology relates to mixed signal ASICs under development primarily for our principal customers. The development activities required to complete the acquired in-process technologies included completion of ASICs design, testing and validation, quality assurance, and customer prototype testing.

         The in-process technology that we acquired can be categorized into two principal types of projects, audio circuits and power management circuits, under development for our wireless communications customers. The valuable elements of the power management projects represented, depending upon the customer, first or next generation power management ASICs which included unique and emerging technologies, the application of which was tailored for the particular customer. The fair value of the in-process technology assigned to power management circuits was E3.5 million. The expected costs to complete the projects were E0.7 million. The valuable element of the audio circuits projects was enhanced audio quality. We assigned E3.8 million of fair value of in-process technology to audio circuits. Our expected costs to complete the projects were E0.8 million. In the case of both power management and audio circuits, we were funding the projects from existing cash reserves and operating cash flows. The time required to complete the projects ranged from 12 to 18 months. The
E2.0 million balance of our E9.3 million acquired in-process research and development charge related to products under development for the automotive electronics market.

         To determine the fair market value of the acquired in-process technology, we considered the three traditional valuation approaches: the cost approach, the market approach and the income approach. We relied primarily on the income approach, in which fair market value is equal to the future revenues expected to be generated by an asset, less all allocable expenses and charges for the use of contributory assets. The future net revenue stream is discounted to present value based upon the specific level of risk associated with achieving the forecasted asset earnings. Because the income approach focuses on the income producing capability of the acquired assets, we believe that it best represents the present value of the future economic benefits expected to be derived from these assets. In this case, we projected future cash flows over six years and discounted them to present value using a discount rate of approximately 24% per annum. We believe the discount rate is appropriate given the level of risk of unsuccessful completion of the technology.

         The in-process technologies that we acquired represent unique product related developments, the application of which is technically and legally limited to the particular unique company-customer relationship. Accordingly, these acquired technologies have no alternative future use other than the use for which the technologies were designed. For additional information on our expensing of acquired in-process research and development, see Note 1 to the Audited Consolidated Financial Statements.

CHANGE IN FOCUS

         We experienced considerable growth in our revenues during the period between January 1, 1996 and December 31, 2000. This growth has been attributable to the strategic decision by management in 1996 to focus primarily on producing semiconductor products for the rapidly expanding wireless communications industry. Since 1996, our revenues have been principally derived from sales of mixed signal ASICs to targeted customers in this industry. We expect revenues to continue to be principally derived from sales of mixed signal ASICs in the wireless communications industry.

PRICING

         Our customers purchase products based on periodic orders made throughout the year. The prices paid for each type of product or design are generally agreed with customers on an annual basis for specified volumes of each design ordered by the customer during the year. Contracts often provide for a reduction in the per unit price for volumes ordered in excess of a specified amount. As a result, revenues from increased volumes are often offset in part by per unit price decreases. If a customer orders amounts of a product in excess of the amounts projected for the year, the customer may seek an additional reduction in the price of the product ordered. Such requests are common in the industry, under the assumption that, after delivery of the projected amount of the product, the supplier has already earned a return on its investment in the development of the design and that its per unit production costs are low relative to that investment. This pricing pressure tends to increase over the life of a design. As a result of this pressure, our margins are generally higher for new designs than for mature products. This in part underlies our strategy to continually develop new designs on which we initially can earn higher margins. As sales volumes of these products increase and the products mature, however, it is likely they will become subject to similar pricing pressures.

CUSTOMER CONCENTRATION

         As a result of our decision to focus on strategic relationships with high volume customers, our revenues are derived principally from a select group of large customers. Sales to our two largest customers accounted for 75% of our revenues in 2000, 69% of our revenues in 1999, 56% of our revenues for the period March 1, 1998 to December 31, 1998 and 59% of our revenues for the period January 1, 1998 to February 28, 1998, respectively. See "Item 3. Risk Factors--

We depend on Ericsson, Siemens and a few other customers for most of our revenues, and the loss of any of these customers may result in a material decline in our revenues".

SEMICONDUCTOR INDUSTRY AND OUTSOURCING

         The semiconductor industry in general is highly cyclical and has been subject to significant economic downturns which, at various times, have resulted in production overcapacity, reduced product demand and an accelerated erosion of average selling prices. In 1997, the anticipated rebound in semiconductor sales following the 8.6% decline in 1996 did not fully materialize. Sales increased by 4% over 1996 but did not achieve the previously high level of sales seen in 1995. In 1998, the semiconductor industry generally suffered from overcapacity with resulting price pressures. Although we were affected by these generally poor industry conditions in 1998, our focus on specialized designs tailored for a small number of strategic customers in the rapidly growing wireless communications market made us less vulnerable to these influences than many other semiconductor suppliers. The significant growth in the wireless communications industry in 1999 resulted in parallel growth in related demand for semi-conductors. Although we can give no assurances in this regard, we expect this industry growth to continue in future periods.

WIRELESS COMMUNICATION INDUSTRY
         Revenues from our wireless communications applications accounted for 84% of our total revenues for the year ended December 31, 2000, 78% of our total revenues for the year ended December 31, 1999, 75% of our total revenues for the period March 1, 1998 to December 31, 1998 and 75% for the period January 1, 1998 to February 28, 1998. Due to the large amounts of debt assumed by the mobile operators in the process of obtaining third generation licences, there has been a reduction in connection bonuses. This has in turn led to slowdown in subscriber growth.

TRENDS IN REGIONAL MARKETS

         We allocate our revenues to countries based on the location of the customer. Changes in revenues from period to period have differed among geographical regions. In 2000, regional growth was particularly strong in Asia where revenues increased from E5.6 million for the year ended December 31, 1999 to E41.1 million for the year ended December 31, 2000.


         For Germany, the increase in revenues from E11.6 million for the period March 1, 1998 to December 31, 1998 to E21.0 million for the year ended December 31, 1999 was not as significant as other countries, such as Sweden where the change for the same periods was almost 200%. Unlike Sweden, where revenues are primarily allocated to Ericsson, one of our fastest growing customers, our main German client, Siemens, experienced growth at a lower rate.

         Revenues allocated to Sweden decreased from E13.2 million for the year ended December 31, 1997 to E9.8 million for the period March 1, 1998 to December 31, 1998. This decrease was primarily attributable to Ericsson's product shipment and installation procedure: while we initially shipped new products to Ericsson's main location in Sweden (and recorded them as sales in Sweden), once the product had been introduced into the marketplace, we shipped subsequent deliveries directly to Ericsson's installation and distribution centers in Europe and Asia. Consequently, we recorded these later sales in Europe and Asia, rather than in Sweden.

RESEARCH AND DEVELOPMENT

         Research and development expenses consist principally of design and engineering related costs associated with the development of new products for customers and, to an insignificant extent, further customization of existing products for customers. Most of our research and development is in response to particular product needs specified by a customer. We do not maintain a separate research and development function apart from customer-driven design. We therefore expense research and development costs as we incur them.

         Some contracts we enter into with our customers provide us with contributions from those customers to specific research and development projects. Research and development costs which are charged to customers and, accordingly, are included in cost of sales, amounted to approximately E2.3 million, E1.5 million, E1.9 million and E0.3 million for the years ended December 31, 2000 and 1999, for the period from March 1, 1998 to December 31, 1998 and the period from January 1, 1998 to February 28, 1998, respectively. Research and development costs which were not reimbursed and are therefore included in research and development expenses amounted to E22.9 million in 2000, E11.1 million in 1999, E5.5 million for the period March 1, 1998 to December 31, 1998 and E1.1 million for the period January 1, 1998 to February 28, 1998. The amount of our research and development funded by customers has been declining, which we expect to continue.

SALESFORCE

         Our internal salesforce was not in place until the second half of 1998. Prior to mid-1998, we principally used the salesforce of a DaimlerChrysler AG affiliate to sell our products. The fee that DaimlerChrysler AG charged for the use of this salesforce was based on a percentage of total sales achieved. This fee resulted in higher commissions and selling expenses than we now incur for our own salesforce, which is compensated by means of a base salary combined with performance-related incentives. For further information, see "Item 4. Information on the Company-Sales and Marketing". Beginning on May 1998, we began hiring our own internal salesforce in order to gradually eliminate our reliance on the DaimlerChrysler AG affiliate's salesforce. This has resulted in decreased selling costs as a percentage of revenues. For the year ended December 31, 2000, selling expenses were E5.7 million or 2.6% of revenues. For the year ended December 31, 1999, selling expenses were E3.9 million or 4.5% of revenues. In comparison, for the period March 31, 1998 to December 31, 1998 and for the period January 1, 1998 to February 28, 1998, selling expenses were E2.7 million (or 7.1% of revenues) and E0.8 million (or 12.7% of revenues), respectively.

FOREIGN CURRENCIES

         The reporting currency for our consolidated financial statements is the Euro.

         The functional currency for our operations is generally the applicable local currency. The assets and liabilities of our subsidiaries whose functional currency is other than the Euro are included in the consolidation by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting year. Equity accounts are translated at historic rates. The statements of income and cash flows of these non-Euro functional currency operations are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of shareholders' equity. Currency transaction gains or losses arising from our transactions or those of our subsidiaries in currencies other than the relevant functional currency are included in operations at each reporting period (see Note 2 to the Audited Consolidated Financial Statements).

         For periods prior to January 1, 1999 when the Deutsche Mark was our reporting currency, any appreciation of the Deutsche Mark against the functional currencies in which we operated had the effect of reducing Deutsche Mark values (which for purposes of this annual report have been converted into Euro) in the consolidated financial statements. Depreciation of the Deutsche Mark had the opposite effect. For periods commencing after January 1, 1999 exchange rate risk will be with respect to fluctuations of the non-Euro currencies in which we operate (primarily Pounds Sterling and US Dollars), against the Euro.

         Changes in exchange rates also influence our results of operations. Our sales are primarily denominated in US Dollars and Euro (we used the Deutsche

Mark prior to January 1, 1999) whereas purchases of raw materials and manufacturing services are primarily denominated in US Dollars. In order to hedge our foreign currency exposure, we attempt to match cash inflows and outflows (sales with supply costs) in the same currency, primarily the US Dollar.

         During 2000, to hedge the foreign currency exposure with respect to the $26 million of deposits with Chartered Semiconductor Manufacturing Pte., Ltd. and ESM Limited, we purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euros. See Note 15 to the Audited Consolidated Financial Statements.

TAXES

         Our business is subject to taxation in Germany, the United Kingdom and the United States. Our effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income or loss in these particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds between jurisdictions and income is repatriated, and future changes in law. Generally, because the tax liability for each legal entity is determined on a non-consolidated basis we may pay income taxes in these jurisdictions even though on a consolidated basis we have incurred a net loss for the period.

                              RESULTS OF OPERATIONS

         The following table sets forth certain items from the consolidated statements of income expressed as a percentage of revenues:

         o of Dialog Semiconductor Plc for the fiscal years ended December 31, 2000 and December 31, 1999

         o of Dialog Semiconductor Plc on a pro forma basis for the year ended December 31, 1998

         o of Dialog Semiconductor Plc for the period from March 1, 1998 to December 31, 1998

         o of our predecessor business for the period from January 1, 1998 to February 28, 1998



                                          SUCCESSOR (1)                                              PREDECESSOR (2)
                                 ----------------------------------------------------------------- ------------------
                                           YEAR ENDED                                  FOR THE
                                          DECEMBER 31,                                  PERIOD
                                                                                       MARCH 1,     FOR THE PERIOD
                                                                  1998(3)              1998 TO      JANUARY 1, 1998
                                                                  (UNAUDITED         DECEMBER 31,         TO
                                     2000            1999         PRO FORMA)             1998      FEBRUARY 28, 1998
                                 ------------- ------------------ ------------------ ------------- ------------------
STATEMENT OF INCOME DATA:

Revenues...................         100.0%          100.0%             100.0%           100.0%          100.0%
Cost of sales..............         (64.8)          (65.0)             (57.2)           (57.3)          (56.2)
                                 ------------- ------------------ ------------------ ------------- ------------------
Gross margin...............          35.2            35.0               42.8             42.7            43.8
Research and development...         (10.7)          (12.7)             (15.0)           (14.6)          (17.7)
Selling, general and
 administrative............          (5.4)           (7.6)             (13.8)           (13.3)          (16.8)
Amortization of goodwill and
 intangible assets.........          (1.2)           (1.4)              (2.1)            (2.1)             --
Acquired in process research
 and development...........            --              --              (20.9)           (24.3)             --
                                 ------------- ------------------ ------------------ ------------- ------------------
Operating profit (loss)....          17.9            13.3               (9.0)           (11.6)            9.3
Financial income (expense), net       2.1            (0.4)              (0.5)            (0.3)           (1.3)
Income taxes...............          (7.6)           (5.2)              (6.1)            (6.4)           (4.6)
                                 ------------- ------------------ ------------------ ------------- ------------------
Net income (loss)..........          12.4             7.7              (15.6)           (18.3)            3.4
                                 ============= ================== ================== ============= ==================

-----------------

(1) Dialog Semiconductor Plc and its subsidiaries from and after the acquisition effective March 1, 1998.

(2) Dialogue Semiconductors Limited and its subsidiaries prior to the acquisition effective March 1, 1998.

(3) The pro forma consolidated statement of income information gives effect to our acquisition of our predecessor business as if this acquisition had occurred on January 1, 1998. The two periods which comprise the pro forma statement of income information for the fiscal year ended December 31, 1998 are presented separately in this prospectus. For further information about the pro forma consolidated statement of income information, see "Item 3. Key Information-Selected Financial Data".

                          YEAR ENDED DECEMBER 31, 2000
                  COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

REVENUES

         Revenues were E214.5 million for the year ended December 31, 2000 compared with E87.2 million for the year ended December 31, 1999. This represents a 146% increase. This increase in revenues was primarily due to greater sales volumes resulting from an industry-wide increase in demand for mobile communications products combined with a variety of new designs in production in response to customer requirements. The unit growth in the mobile handset volumes results from subscriber growth and accelerating replacement demand.

COST OF SALES

         Cost of sales consists of the costs of outsourcing production and assembly, personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased from E56.7 million for the year ended December 31, 1999 to E138.9 million for the year December 31, 2000 in line with significantly increased production volumes. Cost of sales as a percentage of revenues decreased slightly during this period from 65.0% for the year ended December 31, 1999 to 64.8% for the year ended December 31, 2000.

GROSS MARGIN

         Gross margin increased from E30.5 million for the year ended
December 31, 1999 to E75.6 million for the year ended December 31, 2000. As a percentage of revenues, gross margin increased slightly from 35.0% for the year ended December 31, 1999 to 35.2 % for the year ended December 31, 2000 due to improved yields in the production process of new products.

RESEARCH AND DEVELOPMENT

         Research and development expenses increased 106% from E11.1 million for the year ended December 31, 1999 to E22.9 million for the year ended December 31, 2000. As a percentage of revenues, however, research and development expenses decreased from 12.7% for the year ended December 31, 1999 to 10.7% for the year ended December 31, 2000. The decrease in research and development expenses as a percentage of revenues resulted from the proportionately greater revenue base. The absolute increase in research and development expenses reflected the demand from key customers for us to devote further resources to assist in the development of new products for them and our own strategic research and development. We increased research and development head count from 76 at December 31, 1999 to 145 at December 31, 2000.

SELLING, GENERAL AND ADMINISTRATIVE

         Selling, general and administrative expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing efforts, and personnel and support costs for our finance, human resources, information systems and other management departments. Selling, general and administrative expenses increased 76% from E6.6 million for the year ended December 31, 1999 to E11.6 million for the year ended December
31, 2000. The absolute increase in selling, general and administrative expenses reflected higher costs incurred resulting from additional sales and administrative personnel, increased IT systems support and legal and accounting expenses as a public company. We increased sales and administrative headcount from 29 at December 31, 1999 to 40 at December 31, 2000. As a percentage of total revenues, selling, general and administrative expenses decreased from 7.6% for the year ended December 31, 1999 to 5.4% for the year ended December 31, 2000 primarily due to the proportionately greater revenue base.

AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS

         Amortization of goodwill and intangible assets for the year ended December 31, 1999 was E1.2 million and for the year ended December 31, 2000 was E2.7 million. In both cases, the amortization related primarily to the goodwill and other intangible assets recorded as part of the acquisition of our predecessor business. In addition, in 2000 amortization includes the rights of a 16 bit microprocessor core and other software as well as amortization of goodwill arising from the acquisition of SVEP Design Center AB.

OPERATING PROFIT

         We reported an operating profit of E11.6 million for the year ended December 31, 1999 and E38.4 million for the year ended December 31, 2000.
This 231% increase in operating profit was primarily due to greater sales volumes in 2000, which were partially offset by higher research and development expenses and to a lesser extent, by higher selling, general and administrative expenses.

FINANCIAL INCOME, NET

         Financial income, net consists primarily of interest income from our investments (primarily short-term deposits), interest expense on our short-term borrowings, and foreign currency transaction gains and losses. Financial income, net increased from E0.3 million of expenses for the year ended December 31, 1999 to E4.6 million of income for the year ended December 31, 2000. This increase is primarily due to recognized foreign exchange gains from the period-end valuation of foreign currency receivables and payables and interest income on cash balances following our secondary offering in June 2000.

INCOME TAXES

         Income tax expense was E4.6 million for the year ended December 31, 1999 or an effective tax rate of 37.6% (before amortization of goodwill and other intangible assets). For the year ended December 31, 2000 income tax expense amounted to E16.4 million or an effective tax rate of 37.1% (before amortization of goodwill and other intangible assets).

NET INCOME

         For the reasons described above, we reported net income of E6.7 million for the year ended December 31, 1999 compared with net income of E26.6 million for the year ended December 31, 2000.

                          YEAR ENDED DECEMBER 31, 1999
                           COMPARED TO THE PERIOD FROM
                      JANUARY 1, 1998 TO FEBRUARY 28, 1998,
                          THE PERIOD FROM MARCH 1, 1998
                       TO DECEMBER 31, 1998 AND PRO FORMA
                          YEAR ENDED DECEMBER 31, 1998

REVENUES

         Revenues were E87.2 million for the year ended December 31, 1999 compared with pro forma 1998 revenues of E44.5 million. This represents a 96% increase. Revenues for the period from January 1, 1998 to February 28, 1998 and for the period from March 1, 1998 to December 31, 1998 were E6.3 million and E38.2 million, respectively. This increase in revenues in 1999 was primarily due to greater sales volumes resulting from an industry-wide increase in demand for mobile communications products combined with a variety of new designs in production in response to customer requirements. The growth in demand for mobile communications products resulted from an increasing number of first time users due to more affordable rates and an increasing need for the newer generation of smaller and more powerful replacement systems. We have benefited because the products of our key customers were in high demand. The gains in volumes were partially offset by lower prices demanded from existing customers as they increased the size of their orders and as designs matured.

COST OF SALES

         Cost of sales increased from E25.4 million for the pro forma year ended December 31, 1998 to E56.7 million for the year ended December 31, 1999. Cost of sales for the period from January 1, 1998 to February 28, 1998 and for the period from March 1, 1998 to December 31, 1998 was E3.5 million and E21.9 million, respectively. Cost of sales as a percentage of revenues increased during this period from 57.2% for the pro forma year ended December 31, 1998 to 65.0% for the year ended December 31, 1999. The higher cost of sales as a percentage of revenues in 1999 resulted from lower per unit sales prices as order sizes increased and as designs matured.

GROSS MARGIN

         Gross margin increased from E19.0 million for the pro forma year ended December 31, 1998 to E30.5 million for the year ended December 31, 1999. Gross margin for the period from January 1, 1998 to February 28, 1998 and for the period from March 1, 1998 to December 31, 1998 was E2.7 million and E16.3 million, respectively. As a percentage of revenues, however, gross margin decreased from 42.8% for the pro forma year ended December 31, 1998 to 35.0% for the year ended December 31, 1999. This lower gross margin as a percentage of revenues was due to the lower unit prices demanded by customers as order sizes increased and designs matured and to a lesser extent to higher cost of sales due to start up costs incurred in connection with the launch of new products.

RESEARCH AND DEVELOPMENT

         Research and development expenses increased 66.9% from E6.7 million for the pro forma year ended December 31, 1998 to E11.1 million for the year ended December 31, 1999. Research and development expenses for the period from January 1, 1998 to February 28, 1998 and for the period from March 1, 1998 to December 31, 1998 were E1.1 million and E5.6 million, respectively. As a percentage of revenues, however, research and development expenses decreased for this period from 15.0% for the pro forma year ended December 31, 1998 to 12.7% for the year ended December 31, 1999. The decrease in research and development expenses as a percentage of revenues resulted from the spreading of these costs over a greater revenue base. The absolute increase in research and development expenses reflected the increased demand from key customers for us to devote further resources to assist in the development of new products for them. We increased research and development headcount from 53 employees at December 31, 1998 to 76 employees at December 31, 1999.

SELLING, GENERAL AND ADMINISTRATIVE

         Selling, general and administrative expenses increased 7.5% from E6.1 million for the pro forma year ended December 31, 1998 to E6.6 million for the year ended December 31, 1999. Selling, general and administrative expenses for the period from January 1, 1998 to February 28, 1998 and for the period from March 1, 1998 to December 31, 1998 were E1.0 million and E5.1 million, respectively. As a percentage of revenues, selling, general and administrative expenses decreased from 13.8% for the pro forma year ended December 31, 1998 to 7.6% for the year ended December 31, 1999. These decreases are primarily due to lower selling expenses as we began to hire our own salesforce. See "-Overview--Salesforce" above.

AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS

         We recorded amortization expense of E1.0 million for the pro forma year ended December 31, 1998 and E1.2 million for the year ended December
31, 1999. Amortization expense for the period from January 1, 1998 to February 28, 1998 and for the period from March 1, 1998 to December 31, 1998 was
E3,000 and E0.8 million, respectively. In both cases, the amortization related primarily to the goodwill and other intangible assets recorded as part of the acquisition of our predecessor business. Goodwill recognized in connection with the acquisition is being amortized over 15 years, the expected period of benefit.

         The pro forma statement of income includes, as the sole adjustment to the actual statement of income for the predecessor business for the two months ended February 28, 1998, a charge of E152,000 for amortization of goodwill arising from the acquisition. See "Selected Historical and Pro Forma Financial Information" above. For further information, see Note 1 to the Audited Consolidated Financial Statements.

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT

         In connection with the acquisition on March 1, 1998, we allocated E9.3 million of the purchase price to acquired in-process technology, which we expensed. See "-Overview-Acquired In-process Research and Development" above.

OPERATING PROFIT (LOSS)

         We reported an operating loss of E4.0 million for the pro forma year ended December 31, 1998 compared with an operating profit of E11.6 million for the year ended December 31, 1999. We recorded an operating profit of E0.6 million for the period from January 1, 1998 to February 28, 1998 and an operating loss of E4.4 million for the period from March 1, 1998 to December
31, 1998. The increase in operating profit in 1999 was primarily due to greater sales volumes in 1999 and to the non-recurring charge relating to acquired in-process technology in 1998. We expect sales volumes to increase in future periods.

FINANCIAL EXPENSE, NET

         Financial expense, net increased from expenses of E0.2 million for the pro forma year ended December 31, 1998 to expenses of E0.3 million for the year ended December 31, 1999. For the period from January 1, 1998 to February 28, 1998 and for the period from March 1, 1998 to December 31, 1998 financial expense, net amounted to expenses of E0.1 million and E0.1 million, respectively. This increase in financial expense, net in 1999 is primarily due to interest expense on short-term borrowings and recognized foreign exchange losses from the year-end valuation of foreign currency receivables and payables which more than offset an increase in interest income on cash balances following our initial public offering in October 1999.

INCOME TAXES

         We recognized income tax expense of E2.7 million for the pro forma year ended December 31, 1998 or an effective tax rate of 45.4% (before amortization of goodwill and other intangible assets and the charge for acquired in-process technology). For the year ended December 31, 1999, income tax expense amounted to E4.6 million or an effective tax rate of 37.6% (before amortization of goodwill and other intangible assets). For the period from January 1, 1998 to February 28, 1998 income tax expense was E0.3 million.
For the period from March 1, 1998 to December 31, 1998 income tax expense was E2.4 million. This decrease in the effective tax rate for the year ended December 31, 1999 reflects the fact that we applied the German distributed corporate income tax rate of 30% to 1999 earnings of our German subsidiary compared to the undistributed corporate income tax of 45%, which applied in 1998. We plan to distribute the earnings of our German subsidiary to the parent company in future periods.

NET INCOME (LOSS)

         For the reasons described above, we reported a net loss of E6.9 million for the pro forma year period ended December 31, 1998 compared with net income of E6.7 million for the year ended December 31, 1999. For the period from January 1, 1998 to February 28, 1998 we recorded net income of E0.2 million. For the period from March 1, 1998 to December 31, 1998 we recorded a net loss of E7.0 million.

                         LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

         Cash used for operating activities was E5.1 million for the year ended December 31, 2000 and E0.9 million for the year ended December 31, 1999. In the years 2000 and 1999, we used cash to finance our growing working capital requirements, primarily higher accounts receivable and inventory levels as our sales volumes increased. Because our revenues continued to grow by more than 100% during 2000, our accounts receivable and accounts payable increased significantly. Excluding advance payments of E23.2 million due under the Wafer Supply Agreements described below, cash provided by operating activities in 2000 was E18.1 million. The Company's cash from operating activities was sufficient to finance its working capital requirements in 1998.

         Cash used for investing activities was E80.2 million for the year ended December 31, 2000, E28.8 million for the year ended 1999, E0.4 million for the period from January 1, 1998 to February 28, 1998 and E31.2 million for the period from March 1, 1998 to December 31, 1998. Cash used for investing activities for the year ended December 31, 2000 consisted mostly of payments under the Wafer Supply Agreements of E28.2 million described below, the purchase of test equipment and tooling (masks) of E33.3 million, the acquisition of technology and design software of E4.8 million, the acquisition of the remaining outstanding interest of SVEP Design Center AB for E4.4 million and an additional capital contribution and loan to ESM Holdings Limited of E3.3 million. In 1999, we invested a total of E12.2 million in cash to acquire a 19.47% equity interest in, and make a loan to, ESM Holdings Limited. In addition, in 1999 we invested E14.5 million in property, plant and equipment, primarily new test equipment. In 1998, E28.0 million in cash was used to pay for our acquisition of our predecessor business. See "-Capital Expenditures and Investments" below. For more information on the loan to ESM Holdings Limited, see Note 7 to the Audited Consolidated Financial Statements.

         In July 2000, we received E105.6 million in net cash proceeds from our secondary offering. Of this amount, we used approximately E51.4 million to facilitate capacity expansion and secure technological influence with silicon suppliers in Asia and Europe to further accelerate our anticipated growth. We also used approximately E33.3 million of our net proceeds to purchase test equipment to expand our test capacity. Additionally, we used E4.4 million to repay a credit line with Baden-Wurttembergische Bank Aktiengesellschaft.

         In October 1999, we received E59.2 million in net cash proceeds from our initial public offering in Germany. Of this amount, we used E19.6 million to redeem all of our then outstanding cumulative redeemable preference shares. We also used approximately E12.2 million of the net offering proceeds to repay the short-term borrowings under a revolving line of credit with Deutsche Bank AG that we incurred in connection with our investment in ESM Holdings Limited. We also used approximately E3.4 million of the net offering proceeds to repay all outstanding amounts then due under an overdraft facility with Deutsche Bank AG.

         In 1998, we received E28.0 million in net cash proceeds from a private offering of securities to Apax Partners, Ericsson, Adtran and certain members of management. These contributions consisted of the subscription for approximately E5.3 million of our ordinary shares, additional paid-in capital of E5.3 million and the subscription for approximately E17.5 million of cumulative redeemable preference shares. At the time of the acquisition, we also repaid E3.8 million of our predecessor's indebtedness to DaimlerChrysler AG primarily through an increase in short-term borrowings.

LIQUIDITY

         Our primary sources of liquidity have been cash from operations as well as cash from the issuance of ordinary shares, cumulative redeemable preference shares and from short-term borrowings. As of December 31, 2000 we had no long-term debt.

         At December 31, 2000 we had E29.9 million in cash and cash equivalents and had a working capital surplus of E70.6 million, as compared to E11.3 million in cash and cash equivalents and a working capital surplus of E26.7 million at December 31, 1999 and E3.0 million in cash and cash equivalents and a working capital surplus of E2.9 million at December 31, 1998.

         We have short-term credit facilities with Deutsche Bank AG and Baden-Wurttembergische Bank Aktiengesellschaft each totaling E25.6 million that bear interest at a rate of EURIBOR + 0.75% per annum. At December 31, 2000 we had no amounts outstanding under these facilities.

         We believe the funding available from these and other sources will be sufficient to satisfy working capital requirements for the foreseeable future.

CAPITAL EXPENDITURES AND INVESTMENTS

         Our capital expenditures were E39.0 million for the year ended
December 31, 2000 compared to E14.5 million for the year ended December 31, 1999 and E3.3 million for the pro forma year ended December 31, 1998. For the period from January 1, 1998 to February 28, 1998 and for the period from March 1, 1998 to December 31, 1998, capital expenditures were E0.4 million and E2.9 million, respectively. Our capital expenditures in 2000, 1999 and 1998 consisted primarily of purchasing new or replacement test systems, tooling equipment, handling systems and other equipment in the ordinary course of our business. The significant increases in capital expenditures in 2000 and 1999 primarily reflect the purchase of 15 additional testing machines in 2000 and 5 in 1999. Also in 1999, in order to secure an additional short-term supply of silicon, we purchased a minority stake in, and made a loan to, ESM Holdings Limited. In August 2000, we participated in an additional capital contribution and loan to ESM Holdings Limited totaling (pound)3.3 million.

         Our capital expenditures were financed principally with equity and short-term borrowings. The investment in and loan to ESM Holdings Limited in 1999 were financed by short-term borrowings under an additional revolving line of credit with Deutsche Bank AG. We used a portion of the net proceeds of our initial public offering to repay all outstanding amounts under this revolving facility.

         In future periods, we may also make strategic investments or acquisitions in connection with our plans to expand our business internationally. On May 9, 2000 our board exercised our option to purchase the remaining 90.8% interest that we did not already own in SVEP Design Center AB, a Swedish company focused on system design for advanced consumer electronic products in the wireless communication area. SVEP's system design expertise has been used by a number of blue-chip companies, such as Ericsson, to develop prototypes for a wide range of wireless telecommunications devices. The purchase price of the 90.8% interest in SVEP was 36,320,000 Swedish Krona (approximately E4.4 million).

WAFER SUPPLY AGREEMENTS

         We maintain deposits of $20 million with Chartered Semiconductor Manufacturing and $6 million with ESM Limited. These deposits are classified in the balance sheet line item "Investments and long-term financial assets." Under the terms of our supply agreements with Chartered Semiconductor Manufacturing and ESM Limited, the deposits will guarantee access to certain quantities of sub-micron wafers through fiscal 2003 and several generations of process technologies ranging from current products at 0.60-micron and 0.35-micron and will extend down to, and beyond 0.18-micron technologies. In addition, we paid a total of $21.5 million as advance payments for future wafer deliveries. These advance payments are classified in the balance sheet under "Prepaid expenses." Also, we made a further payment of $10 million to Chartered Semiconductor Manufacturing in February 2001. If we do not purchase the minimum quantities under the wafer supply agreements, these advance payments will be forfeited for the value of the wafer shortfall up to an amount of $20 million. The outstanding balance of the advance payments will be refunded in proportion to our purchases of wafers from Chartered Semiconductor Manufacturing and ESM Limited, and at this time, we expect to have the entire advance payment refunded.

         During 2000, to hedge our foreign currency exposure with respect to the $26 million of deposits with Chartered Semiconductor Manufacturing and ESM Limited, we purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euros. See Note 15 to the audited Consolidated Financial Statements.

DIVIDENDS

         Neither we, nor our predecessor business, paid dividends in the years ended December 31, 2000, 1999 and 1998. We do not currently plan to pay dividends in the foreseeable future. See "Item 8. Dividend Policy".

                                TREND INFORMATION

         We believe that the market for semiconductors - especially ASIC applications for the wireless communications market - will continue to grow in the coming years. In particular, we expect a strong market to develop in lesser-developed regions lacking or with an insufficient cable network infrastructure. In regions with established mobile communications services, we expect that the market will continue to benefit from technological progress. We also expect that the demand for replacement equipment in these markets will continue to grow as users replace their existing equipment with more powerful telephones. New and emerging wireless technologies are being developed which go beyond pure voice transmission. 3G systems are expected to support multimedia and broadband data transmission. These capabilities include wireless Internet access via the WAP standard, MP3 playback possibilities or the Bluetooth Standard (now in the development phase). Since Mixed Signal-ASICs combine both analog and digital functions, we believe that they represent an excellent solution for the support of these new applications.

         As previously announced on December 15, 2000, we anticipate that the first half of 2001 will be affected by the well documented changes in the wireless communication market and significant inventory corrections announced by our major wireless customers.

         We remain cautiously optimistic for the future and will expand our commitment to research and development. In 2000 research and development expenditures amounted to E22.9 million, an increase of 106% from E11.1 million in 1999. We plan a further increase in research and development expense in 2001 of about 50% over 2000 levels. We currently have eight new products in development which will be incorporated into new advanced mobile handsets by four existing wireless customers, plus four products for new customers serving the wireless market. These developments reflect our established strategy of expanding our wireless customer base to reflect the changes in the worldwide wireless industry. See "Item 8. Significant Changes".

                                    INFLATION

         We do not believe that inflation has had a significant effect on our operations to date.

                          THE INTRODUCTION OF THE EURO

         On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the Euro. The participating countries adopted the Euro as their common currency on the same day. The Euro trades on currency exchanges and is available for non-cash transactions during the transition period between January 1, 1999 and January 1, 2002.

         During the transition period, we and our suppliers and customers must manage transactions in both the Euro and the participating countries' respective individual currencies. This could cause, but has not to-date caused, logistical problems. We have incurred, and may further incur increased operational costs to modify or upgrade our information systems in order to:

         o  convert individual currencies to Euro

         o convert individual currencies of participating countries into each other's currencies

         o execute conversion calculations utilizing six-digit exchange rates and other prescribed requirements

         o  accommodate the new Euro currency symbol

         o permit pricing, advertising, billing, accounting, internal financial calculations, sales and other transactions or practices to be effected simultaneously in Euro and the participating countries' respective individual currencies

         We have selected our computer and operational systems in an attempt to ensure that our ability to transact business will not be impaired by complications resulting from the introduction of the Euro. While we believe that our systems will not be adversely impacted by the Euro conversion, there can be no assurance that our third-party suppliers and customers will be able to successfully implement the necessary protocols. Thus far, we have not experienced any significant problems with third parties as a result of the introduction of the Euro. In 1998 we purchased an accounting and billing system for E0.4 million which is Euro-compliant.

         We believe that the introduction of the Euro has reduced our exposure to risk from foreign currency and interest rate fluctuations.

                                    YEAR 2000

         We successfully completed the transition to the Year 2000 in all our information and communication systems and equipment. We experienced no disturbances or shutdowns in our electronic data processing systems or in our technical equipment and machinery at any of our locations due to the Year 2000.

                            NEW ACCOUNTING STANDARDS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities". This Standard requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value, regardless of the purpose or intent for holding them. Gains or losses resulting from changes in the values of those derivatives would be accounted for in income or shareholders' equity (as a component of other comprehensive income), depending on the use of the derivative and whether it qualifies for hedge accounting. With the issuance of SFAS 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133 an amendment of FASB Statement No. 133, this Standard is effective for fiscal years beginning after June 15, 2000". In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133," which, among other things, permits foreign currency denominated assets and liabilities to qualify for hedge accounting. We adopted SFAS 133 and the amendments contained in SFAS 138 effective January 1, 2001. Application of the new standards did not have a material impact on our financial position or results of operations.

         In December 1999, the SEC issued Staff Accounting Bulletin (SAB) 101, "Revenue Recognition in Financial Statements", which summarizes the SEC's views in applying US GAAP to revenue recognition in financial statements. We adopted the provisions of SAB 101 in the fourth quarter of 2000. Adoption of SAB 101 did not have a material effect on our consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

                                    OVERVIEW

         We rely on our board of directors to manage our business. The board, which consists of executive and non-executive directors, supervises our general management and decides upon and oversees the implementation of our central strategic and operational guidelines.

         Each director is required under English law to carry out his functions as a director with the degree of skill and care that may reasonably be expected of a person of his skill and experience. Each director is obliged to act in the interests of our shareholders as a whole and should avoid allowing any conflicting interests, whether his or those of the persons that appointed him, to influence his judgment in acting as a director. The board is ultimately required to manage our affairs in accordance with our Memorandum and Articles of Association and with the requirements of local laws and regulations.

         We have seven non-executive independent directors as part of our board. While these non-executive directors do not play an active role in our day to day operations, they provide the board with an independent element which brings a greater depth of skill, experience and objectivity to the making of key decisions.

         We also have four vice-presidents who, together with the executive director, are responsible for our day to day business. All directors and senior management can receive service of process at the business address of the company.

A.  DIRECTORS, EXECUTIVE OFFICERS AND SENIOR MANAGEMENT

         The following table sets forth, as of March 31, 2001, the name of each member of our board of directors and each of our executive officers, their ages, the dates of their first appointments and their positions:

                            NAME                                AGE   DATE OF APPOINTMENT           POSITION
-------------------------------------------------------------- ------ --------------------- --------------------------
Roland Pudelko.........................................         48    March 1998            Executive Director,
                                                                                            CEO and President

Timothy Richard Black Anderson.........................         40    February 1998         Non-executive Director
Michael John Glover....................................         62    March 1998            Non-executive Director
John McMonigall........................................         57    March 1998            Non-executive Director
Michael Risman.........................................         32    August 1999           Non-executive Director
Mark Smith.............................................         60    March 1998            Non-executive Director
Jan Olof Ingemar Tufvesson.............................         62    March 1998            Non-executive Chairman
Tord Martin Wingren....................................         40    March 1998            Non-executive Director
Gary Duncan............................................         45    October 1987          Vice-President of
                                                                                            Operations

Peter Hall.............................................         49    July 1987             Vice-President of IT
                                                                                            and Quality

Martin Kloble..........................................         41    July 1999             Vice-President of
                                                                                            Finance and
                                                                                            Controlling

Richard Schmitz........................................         44    January 1994          Vice-President of
                                                                                            Engineering


         The following is a brief biography of each director, executive officer and senior manager named here.

         ROLAND PUDELKO joined us in 1989 as managing director and has served as Executive Director, CEO and President since March 1998. Mr. Pudelko has 23 years experience in electronics and microelectronics, primarily in management positions within the Daimler-Benz Group. During that time, he was a board member of a joint venture with the Taiwanese company, ACER, and for the TEMIC Group he was responsible for the coordination of world-wide design and engineering. Mr. Pudelko has a diploma in communication technologies from the vocational college (Fachhochschule) of Esslingen. He is also the managing director of Dialog Semiconductor GmbH and our other consolidated subsidiaries.

         TIMOTHY RICHARD BLACK ANDERSON joined the board of our then-holding company in 1990 and has served as a director since February 1998. Mr. Anderson has been a partner with the London law firm Reynolds Porter Chamberlain since 1989, where he specializes in business law for media and technology companies. He holds a law degree from Southampton University and is qualified as a solicitor in England and Wales. He is also a member of the board of directors of eight other companies.

         MICHAEL JOHN GLOVER joined the board of our then-holding company in 1990 and has served as one of our directors since March 1998. Mr. Glover was involved in the establishment and financing of our UK operations. Prior to becoming involved in private equity fund management in 1985 he was a senior executive with electronic companies in the United Kingdom, Europe, the Far East and North America. He has a degree in economics from the University of Birmingham. Mr. Glover currently is Managing Director of Aylestone Strategic Management Limited and serves as a director for other companies including Biocode Inc. and Mercury Grosvenor Trust plc.

         JOHN MCMONIGALL has served as one of our directors since March 1998. He joined Apax Partners as a director in 1990 and is currently the director responsible for investments in telecommunications, software and related fields. Between 1986 and 1990, Mr. McMonigall held a variety of senior positions at British Telecom, including managing director of the customer service division. He was also a member of the management board of British Telecom. He is currently on the board of eight other public and private portfolio companies, including HighwayOne, Neurodynamics, AutoNomy, Amphion Seminconductor Ltd. and Crane Telecom.

         MICHAEL RISMAN joined us as a director in August 1999, having been closely involved with our company since March 1998. He is a director at Apax Partners where he is responsible for investments in information technology including semiconductors, software and e-commerce infrastructure. Before joining Apax Partners in 1995, Mr. Risman worked for The MAC Group as a strategy consultant and for Jaguar Cars as an engineer. He earned an MBA from Harvard Business School and an MA (Honors) in Electrical Engineering and Management from Cambridge University. He is also a director of Streamserve Inc., ARC International Plc, Amphion Seminconductor Ltd and Red-M (communications) Limited.

         MARK SMITH joined us as a director in March 1998. Mr. Smith currently serves as the Chairman of the Board and Chief Executive Officer of Adtran, which he helped co-found in 1985. He was also co-founder, and served as Chairman of the Board, President and Chief Executive Officer of Universal Data Systems (a modem and data communications equipment manufacturer later purchased by Motorola, Inc.) from 1970 to 1979 and remained as its President until co-founding Adtran.

         JAN OLOF INGEMAR TUFVESSON joined the board of our then-holding company in 1990 and has served as chairman of the board since March 1998. Between 1972 and 1980 he held a number of senior positions on the Royal Swedish Air Force Board. In 1980 he joined Ericsson where he held a number of senior positions, the last being a vice president at LM Ericsson corporate, responsible for all procurement in Ericsson and for developing relations with key suppliers. Mr.

Tufvesson graduated from the Royal University of Technology in Stockholm with a masters degree in electronic engineering in 1962. Mr. Tufvesson retired from Ericsson in 1998 and is now active as an independent top management consultant, based in Stockholm. He is also a director of Arc International Plc.

         TORD MARTIN WINGREN joined us as a director in March 1998. Mr. Wingren has been working with Ericsson for more than 15 years where he currently serves as Vice President and General Manager of Product Platform Development and Technologies.

         GARY DUNCAN joined us in October 1987 and is currently the Vice-President of Operations. He obtained a Higher National Certificate in electronics and mathematics in 1978 from Plymouth Polytechnic and is a chartered engineer. Before joining Dialog Semiconductor Mr. Doncan held various senior engineering and management positions at Plessey and ES2 in quality and production, device engineering, design software and marketing.

         PETER HALL joined us in July 1987 and is currently our Vice-President of IT and Quality and is responsible for all computer systems and quality issues. Before joining Dialog Semiconductor he held various management and engineering positions at STC Semiconductors and MEM in Switzerland. Mr. Hall obtained his BSc (Honors) in electrical and electronic engineering in 1974 from the University of Newcastle upon Tyne and his MSc in digital techniques in 1977 from the University of Edinburgh.

         MARTIN KLOBLE joined us in July 1999 as Vice-President of Finance and Controlling. He holds an MBA from the University of Stuttgart-Hohenheim and is qualified as a tax consultant (STEUERBERATER) as well as a certified public accountant in Germany (WIRTSCHAFTSPRUFER) and in the United States(CPA). Before joining Dialog Semiconductor Mr. Kloble worked with KPMG, and was appointed a partner at the beginning of 1999.

         RICHARD SCHMITZ joined us in 1994 and is currently our Vice-President of Engineering. Prior to joining us, he held various design- related positions at Hewlett Packard's instruments division in Boblingen and the Institute for Microelectronics, Stuttgart. Mr. Schmitz received a diploma in engineering for communications electronics in 1983 from the vocational college (FACHHOCHSCHULE) in Trier.

B.  COMPENSATION

         We pay non-executive directors who are not associated with any of our principal shareholders (pound)5,000 to (pound)15,000 per annum.

         We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board or committees thereof. Under certain circumstances, directors are also eligible to receive stock options.

         The following table sets out the aggregate amount of remuneration paid by us and our subsidiaries to all our directors, executives and senior management as a group for services rendered during the year ended December 31, 2000.

                                                                                   DIRECTORS, EXECUTIVES AND SENIOR
COMPENSATION                                                                       MANAGEMENT
------------                                                                       ----------------------------------
                                                                                   (in E)
Base salary                                                                        793,325
Bonuses                                                                            734,016
Monetary value of other benefits                                                    78,284
Amounts reserved for pension or similar benefits                                         0



                                  BONUS SCHEMES

All of our employees participate in a quarterly profit-based bonus scheme, which pays out if we achieve our agreed financial goals.

A further bonus is available to our sales employees and senior management via our Management By Objectives (MBO) program.

Under this program, each sales person is annually assigned a number of objectives which specifically target achieving design-wins from selected customers within a set period of time. These objectives are established by senior management with input from the marketing department. We assess the performance of each sales person against these objectives half-yearly and annually.

For senior management, key business objectives for their respective departments are set and agreed by the board of directors. Performance is measured formally on an annual basis and also via quarterly progress reviews.

                                  STOCK OPTIONS

         As of March 31, 2001, our senior management held 948,400 options for our ordinary shares which entitle the holders to acquire 948,400 shares.


        SENIOR                OPTIONS                    EXPIRATION                         EXERCISE
      MANAGEMENT               HELD                         DATE                              PRICE
------------------------------------------------------------------------------------------------------------------
Roland Pudelko.......         150,000                February 23, 2009                  (pound)0.20
                               34,530                   May 8, 2009                     (pound)0.40
                              132,920                  July 30, 2009                    (pound)0.60
                              100,000                 October 25, 2010                  (pound)18.31(1)
Gary Duncan..........          75,000                February 23, 2009                  (pound)0.20
                               17,210                   May 8, 2009                     (pound)0.40
                               26,440                  July 30, 2009                    (pound)0.60
                               25,000                 October 25, 2010                  (pound)18.31(1)
Peter Hall...........          75,000                February 23, 2009                  (pound)0.20
                               17,210                   May 8, 2009                     (pound)0.40
                               26,440                  July 30, 2009                    (pound)0.60
                               25,000                 October 25, 2010                  (pound)18.31(1)
Martin Kloble........          75,000                  July 29, 2009                    (pound)0.80
                               25,000                 October 25, 2010                  (pound)18.31(1)
Richard Schmitz......          75,000                February 23, 2009                  (pound)0.20
                               17,210                   May 8, 2009                     (pound)0.40
                               26,440                  July 30, 2009                    (pound)0.60
                               25,000                 October 25, 2010                  (pound)18.31(1)
-----------------------

(1) Euro prices for the above options have been translated into pounds using the noon buying rate on May 15, 2001 of (pound)1=E1.42.

C.  BOARD PRACTICES

                    TERM OF OFFICE AND RETIREMENT BY ROTATION

         Our Articles of Association currently provide that one-third (or a number nearest to one-third) of the directors shall retire at every annual general meeting; but if any director has at the start of the annual general meeting been in office for more than three years since his last appointment or re-appointment, he shall retire. A director who retires at an annual general meeting may, if willing to act, be re-appointed.

                               SERVICE AGREEMENTS

         Our CEO and President, Roland Pudelko, has entered into a service agreement with us that is of unlimited duration. The agreement is terminable by either party on 12 months notice. In addition, our shareholders are entitled to dismiss Mr. Pudelko by virtue of an ordinary resolution at any time, without prejudice to his right to remuneration. Such dismissal is considered termination of the contract at the next possible deadline.

         Each of our vice-presidents has entered into a service agreement with us and our subsidiaries. The service agreements are all of unlimited duration. In the cases of Gary Duncan and Peter Hall, their agreements are terminable by either party to the agreement on 6 months' written notice to the other. Richard Schmitz's agreement is terminable by either party on 3 months' notice to the end of a calendar quarter. Martin Kloble's agreement is terminable subject to German statutory provisions for termination. None of the service agreements contain provisions subjecting us to onerous obligations in the case of early termination.

                                 BOARD COMMITTEES

         We have established an Audit Committee of the board of directors which reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. Our Audit Committee consists of Messrs. Tufvesson and Glover.

         The Remuneration Committee of the board of directors determines the salaries and incentive compensation of our officers and the officers of our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and consultants. The Compensation Committee also administers our various compensation, stock and benefit plans. Our Compensation Committee consists of Messrs. Tufvesson, Glover and Anderson. None of the members of this Committee were our employee at any time during 1999.

D.  EMPLOYEES

         At March 31, 2001, we employed 276 full-time employees not including trainees/apprentices, of which 153 were based in Germany, 52 in Sweden, 47 in the United Kingdom, 14 in the United States, 8 in Austria and 2 in Japan. Of the total number, 158 were engaged in engineering (including design and product engineering) and 58 were engaged in production (including logistics, quality and testing). The average number of employees in 2000 was 229 compared to 127 in 1999 and 105 in 1998.

E.  SHARE OWNERSHIP

         As of March 31, 2001, our directors, executives and senior management held 1,325,770 shares.


                                                                                  PERCENT OF SHARES
  DIRECTORS, EXECUTIVES AND SENIOR MANAGEMENT             NUMBER                  BENEFICIALLY OWNED
  -------------------------------------------             ------                  ------------------
Roland Pudelko..............................                320,405                          *
Timothy Richard Black Anderson.........                       7,816                          *
Michael John Glover (1).....................                195,000                          *
Jan Olof Ingemar Tufvesson(2).............                  165,062                          *
Michael Risman...............................                 1,172                          *
Gary Duncan..................................               162,105                          *
Peter Hall......................................            162,105                          *
Martin Kloble.................................              150,000                          *
Richard Schmitz..............................               162,105                          *

--------------------

*        Less than 1%

(1)      Includes (i) 40,000 shares owned directly by Mr. Michael John Glover,
         (ii) 90,000 shares owned by Linda Diane Glover, (iii) 5,000 shares owned by Matthew James Glover and (iv) 60,000 shares held by Timothy Thornton Jones as trustee for Linda Diane Glover and the sons of Michael John Glover. The Michlin Trust, trustee for Michael John Glover and the members of his immediate family, owns 3,750 shares.

(2) Includes (i) 144,162 shares owned directly by Mr. Tufvesson, (ii) 2,900 shares held by Tuf Interactive Leadership AB, a company controlled by Mr. Tufvesson and (iii) 18,000 shares held by members of his family.

                          EMPLOYEE SHARE PURCHASE PLAN

         On March 26, 1998, we entered into a Subscription and Shareholders Agreement with Apax Partners. Under the terms of this agreement, employees and directors are invited from time-to-time, at the discretion of the Board, to purchase up to 3,456,890 of our ordinary shares from Apax Partners or from the Dialog Employee Benefit Trust (a Jersey trust established to purchase our shares from and sell our shares to our employees and directors). The purchase price of the shares is equal to their estimated fair market value on the date that the employee or director subscribes for the shares. Employees and directors are immediately vested in shares that they purchase under the plan. During the first quarter of 1999, the Trust acquired 668,800 ordinary shares from Apax for purposes of distributing them to employees under the Employee Stock Purchase Plan. For the period from March 1, 1998 to December 31, 1998 and for the year ended December 31, 1999, employees and directors purchased 2,581,360 and 473,480 ordinary shares, respectively, at fair value on the date of purchase. During 2000 the Trust distributed 57,108 shares in connection with the exercise of employee stock options. At December 31, 2000, the Trust continued to hold 375,622 shares.

                               SHARE OPTION SCHEME

         All of our employees and full time executive directors and employees of any of our consolidated subsidiaries who are required to devote substantially the whole of their working time to us and/or any of our subsidiaries are eligible to be granted options under our share option scheme, at the discretion of the board. The scheme was established on August 7, 1998. A total of 3,840,990 shares may be issued under the scheme. As of December 31, 2000 we had granted options to purchase 2,849,778 shares. These options are exercisable at prices ranging from (pound)0.20 to E55.00 per share depending on the date of grant and what type of option they are (see below). The options generally expire 10 years after the date of grant.

         Eligible employees and directors may be invited by the board to apply for options. Employees and directors who wish to take up the invitation will have a period of 14 days (or such longer period as the board determines) to then apply for an option. No payment will be required in applying for an option. Options may be offered by the board within 42 days of the day on which we announce the annual or semi-annual results or in exceptional circumstances when approved by the board.

         The scheme provides for the grant of three categories of options:

         o short options, which may be exercised, if at all, within two years of the date of grant;

         o long options, which may be exercised within five years of the date of grant;

         o incentive stock options which are options granted to a US employee which complies with the relevant terms of the United States Internal Revenue Code of 1986.

         Options granted before the offering have not been subject to date to a performance condition (such as the achievement of pre-determined financial targets), although the rules allow the board to make the exercise of an option subject to the satisfaction of objective performance conditions.

         Options entitle the option holder to acquire shares at a price per share determined by the board. Such price may not be less than the greater of:

         o  the nominal value of a share;

         o  the market value of a share at the date of grant;

         o for US participants, who own 10% or more of the total combined voting power of any company of the group, 110% of the market value of a share on the date of grant.

         Fifty percent of the shares comprised in a short option may be exercised on the first anniversary of the date of grant. Twenty percent of the shares comprised in a long option may be exercised on each anniversary of the date of grant together with any unexercised portion from previous years.

         An incentive stock option held by a US participant owning 10% or more of the total voting power of our company or our consolidated subsidiaries may not be exercised later than five years after the date of grant. For all other option holders, options may be exercised before the tenth anniversary of the date of grant, at the end of which period they will lapse.

         Unless the option holder is dismissed for cause or has filed for bankruptcy he or she has one calendar month from the date of termination of employment in which to exercise options. Otherwise, any options held will lapse immediately upon termination of employment.

         In the event of the death of an option holder, his or her personal representatives may exercise any subsisting option in the period of 12 months from the date of death.

         In the event that an option holder, other than an option holder holding an incentive stock option, retires in accordance with the contractual retirement age or otherwise at 65, any subsisting options may be exercised within the period of six months following the date of retirement. Holders of incentive stock options must exercise any subsisting options within the period of one month following the date of retirement.

         Where the option holder leaves our employment in circumstances of injury, disability, redundancy within the meaning of the UK Employment Rights Act 1996, the company for which the option holder works ceases to be a member of the Dialog Semiconductor group or the business for which the option holder works is transferred out of the Dialog Semiconductor group, options will be exercisable in the period of six months (three months in respect of incentive stock options) following termination of employment, whether or not any performance conditions which apply to them have been satisfied. In the event of a takeover, reconstruction or amalgamation of our company, options may be exercised in the period of six months following such event. Alternatively, options may be exchanged for options over shares in an acquiring company provided that the new option confers a right to acquire a number of new shares that have the same total market value as the subsisting option, the total amount payable by a participant is the same under the new option as under the subsisting option, and the new option is exercisable in the same manner as the corresponding subsisting option. In practice the six month period can be shortened by the compulsory acquisition procedure under section 429 of the Act on a takeover. In the event of a voluntary winding up of the company the options may be exercised within three months of the passing of a winding up resolution.

         In the event of any rights or capitalization issue, sub-division, consolidation, or reduction of our share capital, the board may (subject to auditors' confirmation) adjust the number of shares subject to options and the price payable on their exercise provided that (1) the option price for a share is not less than its nominal value; and (2) the total price for the option has not been materially altered.

         Other than options granted to German participants (which are fully transferable), options are not transferable and may only be exercised by the option holder or his personal representatives. Shares allotted or transferred under the share option scheme will rank pari passu with shares of the same class then in issue (except in respect of entitlements arising prior to the date of allotment).

         No options may be granted over shares under the share option scheme which would, when combined with options granted over shares under any other scheme operated by us or any of our consolidated subsidiaries exceed 10% of the ordinary share capital of our company in issue on the day preceding the date of the grant.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

         Apax Partners own 12,430,452 of our ordinary shares or 28.2%. Apax Partners refers to two entities: Apax Partners & Co. Ventures Ltd. and Apax Partners & Co. Germany II L.P., which act as Manager of Apax Funds Nominees Limited and Managing General Partner of Apax Germany II L.P., respectively. Apax Funds Nominees Limited holds shares as a nominee for certain other Apax Venture Capital Limited Partnerships. Prior to the secondary offering in June 2000, Apax Partners owned 13,568,380 of our ordinary shares or 32.3%. Apax Partners' voting rights do not differ from the rights of other shareholders.

         Adtran, Inc., through its wholly-owned subsidiary ADFI, Inc., owns 3,645,624 ordinary shares or 8.3%. Prior to the secondary offering in June 2000, Adtran, Inc. owned 5,305,810 ordinary shares or 12.1%. Adtran, Inc.'s voting rights do not differ from the rights of other shareholders.

                           UNITED STATES SHAREHOLDERS

         Clearstream Banking AG and a nominee of Clearstream holding two shares are the current holders of record of the company's shares. Clearstream issues bearer rights to these shares to financial institutions who are participants in Clearstream Banking AG and through whom beneficial owners (including US beneficial owners) hold our shares. Due to the secrecy laws of some of the jurisdictions (including Germany) in which the participants of Clearstream Banking AG are located, these participants may not be obligated to disclose information regarding beneficial ownership of our shares pursuant to Section 212 of the Companies Act or the EASDAQ regulations. Consequently, we are unable to identify the US beneficial owners of these shares.

B.  RELATED PARTY TRANSACTIONS

         Timothy Anderson, a member of the Board, is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as our legal adviser. Payments to Reynolds Porter Chamberlain for legal services rendered during the 2000 fiscal year amounted to approximately E353,191.

         ADFI, Inc., a wholly-owned subsidiary of Adtran, and Ericsson each own a substantial number of our shares. We sell ASICs and other components to both Adtran and Ericsson in the ordinary course of our business. We negotiate the selling prices for these transactions on an arms-length basis. Revenues from Ericsson and Adtran amounted to E134.1 million for the year ended December 31, 2000. Net receivables due from Ericsson and Adtran were E28.2 million for the year ended December 31, 2000. For more information on our business with Adtran and Ericsson, see "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects".

         On a project by project basis SVEP has entered into engineering consulting projects with Ericsson for the development of hardware and software for wireless communications.

         In 1999, we acquired a 19.47% equity interest in and made a loan to ESM Holdings Limited, the parent company of ESM Limited, one of our suppliers. In August 2000, we participated in an additional capital contribution and loan to ESM Holdings Limited totaling E3.3 million. Affiliates of Apax Partners, one of our shareholders, currently own 62.23% of ESM Holdings Limited. The affiliates have agreed to sell 5.86% of ESM Holdings Limited to current and future members of ESM's management. The agreement for this sale provides restrictions on these affiliates voting rights in ESM Holdings Limited.

         We negotiate our contracts for the purchase of silicon wafers from ESM on an arms-length basis. In 2000 we purchased silicon wafers from ESM Limited in the amount of E50.4 million. Payables due to ESM were E5.0 million at December 31, 2000. We also maintain a deposit of $6 million with ESM Limited, and we have paid $9 million as advanced payments for future wafer deliveries. Our management believes that the investment we have made in ESM and our ongoing transactions with ESM have been, and are conducted on terms no less favorable to us than those that would have been obtainable in arm's-length transactions among unrelated entities. For more information on ESM see "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects".

ITEM 8.           FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See "Item 18.  Financial Statements" and pages F-1 through F-22.

                                LEGAL PROCEEDINGS

         Neither we nor any of our consolidated subsidiaries are involved in litigation or arbitration proceedings that could have a substantial impact on our financial position or the financial position of any of our consolidated subsidiaries. We have not been involved in such litigation or arbitration proceedings in the past two years, nor, to the best of our knowledge, are such proceedings pending or threatened against us or any of our consolidated subsidiaries. However, as is the case with many companies in the semiconductor industry, we may from time to time receive communications alleging possible infringement of intellectual property rights of others. Irrespective of the validity of such claims, we could incur significant costs with respect to the defense of such claims which could have a material adverse effect on our business, results of operations or financial condition. See "Item 3. Risk Factors-If we are unable to protect our intellectual property and know-how from copy or use by others, our competitors may gain access to our content and technology".

                                 DIVIDEND POLICY

         We have never declared or paid any dividends. We currently intend to retain all available earnings generated by our operations for the development and growth of our business. As a result, we do not anticipate paying any dividends in the foreseeable future. You should also refer to "Item 5. Operating and Financial Review and Prospects-Liquidity".

B.  SIGNIFICANT CHANGES

         Our earnings for the first quarter of 2001 were positive despite reduced wireless sector growth and inventory corrections by customers. The gross margin was stable at 34.1% reflecting effective supply chain management within the fabless manufacturing process. We achieved an operating profit (EBIT) of E0.6 million on revenues of E30.6 million. Cash generated from operations was E2.8 million for the three months ended March 31, 2001 before taking account of payments to secure future silicon supplies.

         Revenues were E30.6 million for the three months ended March 31, 2001 compared with E41.0 million for the corresponding period in the prior year. This change in revenues resulted from an industry-wide decline in demand for mobile communications products. In an effort to reduce existing, on-hand inventory levels and inventory remaining in their distribution channels, handset manufacturers significantly reduced their demand for mobile phone components, including mixed signal ASICs, during the three months ended March 31, 2001.

         Net income decreased from E4.2 million for the three months ended March 31, 2000 to E0.9 million for the three months ended March 31, 2001 principally due to lower sales volumes and higher research and development expenses.

ITEM 9.  THE OFFER AND LISTING

         The NEUER MARKT (XETRA), EASDAQ and Nasdaq are the principal trading markets for our ordinary shares and ADSs.

                                  MARKET PRICES

The following table sets forth, for the periods indicated, the highest and lowest closing market quotations for the shares from the NEUER MARKT (XETRA), EASDAQ and Nasdaq.


NEUER MARKT
                                                                                   ORDINARY SHARES
                                                                        ------------------------------------
                                                                        HIGH EURO                   LOW EURO
                                                                        ---------                   --------
ANNUAL HIGHS AND LOWS
         1999 (from October 13)                                           43.25                       9.50
         2000                                                             72.50                       6.86
QUARTERLY HIGHS AND LOWS
1999
         Fourth quarter (October 13 through                               43.25                       9.50
         December 31)
2000
         First quarter                                                    72.50                      29.75
         Second quarter                                                   65.95                      40.00
         Third quarter                                                    59.00                      36.56
         Fourth quarter                                                   37.95                       6.86
MONTHLY HIGHS AND LOWS
2000
         December                                                         27.60                       6.86
2001
         January                                                          10.85                       8.37
         February                                                          8.80                       5.34
         March                                                             6.27                       3.88
         April                                                             6.60                       4.85
         May (through May 15)                                              8.25                       6.35


On May 15, 2001 the closing market quotation for our shares on the NEUER MARKT (XETRA) was E7.05.

EASDAQ

                                                                                   ORDINARY SHARES
                                                                        ------------------------------------
                                                                        HIGH EURO                   LOW EURO
                                                                        ---------                   --------
ANNUAL HIGHS AND LOWS
         1999 (from October 13)                                           41.00                       9.52
         2000                                                             74.00                       6.50
QUARTERLY HIGHS AND LOWS
1999
         Fourth quarter (October 13 through                               41.00                       9.52
         December 31)
2000
         First quarter                                                    74.00                      30.50
         Second quarter                                                   67.50                      41.00
         Third quarter                                                    60.00                      36.00
         Fourth quarter                                                   36.00                       6.50
MONTHLY HIGHS AND LOWS
2000
         December                                                         28.50                       6.50
2001
         January                                                          11.75                       8.50
         February                                                          9.25                       7.25
         March                                                             6.25                       4.00
         April                                                             7.50                       5.15
         May (through May 15)                                              7.60                       6.98

On May 15, 2001 the closing market quotation for our shares on EASDAQ was E7.00.

NASDAQ

                                                                                        ADSs
                                                                        ------------------------------------
                                                                        HIGH DOLLAR               LOW DOLLAR
                                                                        -----------               ----------
ANNUAL HIGHS AND LOWS
         2000 (from June 29)                                              54.88                     6.25
QUARTERLY HIGHS AND LOWS
2000
         Second quarter (June 29 through June 30)                         50.25                    49.38
         Third quarter                                                    54.88                    33.00
         Fourth quarter                                                   32.88                     6.25
MONTHLY HIGHS AND LOWS
2000
         December                                                         24.00                     6.25
2001
         January                                                           9.69                     8.25
         February                                                          8.25                     5.00
         March                                                             5.88                     3.69
         April                                                             6.23                     4.00
         May (through May 15)                                              7.05                     6.00


On May 15, 2001 the closing market quotation for our shares on Nasdaq was $6.31.

ITEM 10. ADDITIONAL INFORMATION

A.  MEMORANDUM AND ARTICLES OF ASSOCIATION

         Incorporated by reference to our final prospectus, which was filed with the Securities and Exchange Commission on June 30, 2000.

B.  MATERIAL CONTRACTS

SUPPLY AGREEMENT WITH CHARTERED SEMICONDUCTOR MANUFACTURING PTE., LTD.

         We maintain a deposit of $20 million with Chartered Semiconductor Manufacturing classified in the balance sheet line item "Investments and long-term financial assets." Under the terms of our supply agreement dated June 30, 2000, the deposit will guarantee access to certain quantities of sub-micron wafers through fiscal 2003 and several generations of process technologies ranging from current products at 0.60-micron and 0.35-micron and will extend down to, and beyond 0.18-micron technologies. In addition, we paid $10 million as advance payments for future wafer deliveries. Such advance payments are classified in the balance sheet under "Prepaid expenses." We made a further payment of $10 million to Chartered Semiconductor Manufacturing in February 2001. If we do not purchase the minimum quantities under the agreement, these advance payments will be forfeited for the value of the wafer shortfall up to an amount of $20 million. The outstanding balance of the advance payments will be refunded in proportion to our purchases of wafers from Chartered Semiconductor Manufacturing, and at this time, we expect to have the entire advance payment refunded.

SUPPLY AGREEMENTS WITH ESM LIMITED

         In September 1999, we entered into an agreement with RJT258 Limited (now ESM Limited) which guarantees a minimum production capacity at the ESM foundry at Newport, Wales for the first three years of the supply agreement. On June 28, 2000, the Securities and Exchange Commission granted our request for confidential treatment with respect to wafer prices, lot quantities and related proprietary data.

         In September 2000, we entered into a new supply agreement with ESM Limited which was subsequently amended on November 10, 2000. Under the terms of this agreement, we maintain a deposit of $6 million with ESM Limited's parent company ESM Holdings Limited. In addition, we paid $9 million as advanced payments for future wafer deliveries. These advance payments are classified in the balance sheet under "Prepaid expenses".

C.  EXCHANGE CONTROLS

         There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of our securities except as otherwise set forth below in "Taxation" below. There are no limitations under our articles of association restricting voting or shareholding

D.  TAXATION

         The following is a discussion of the material tax consequences to holders of our shares or ADSs under the present laws of the United Kingdom, Germany, Belgium and the United States. The discussion addresses only persons who hold shares or ADSs as capital assets. It does not address the tax treatment of persons subject to special rules. Among those are banks, securities dealers, insurance companies, tax-exempt entities, partnerships, holders of 10 percent or more of our voting shares, persons holding shares as part of a hedge, straddle, conversion or constructive sale transaction, US Holders using a functional currency other than the US Dollar, persons resident or ordinarily resident in the United Kingdom for UK tax purposes and persons holding shares or ADSs in connection with a trade or business conducted in the United Kingdom or some other place outside their country of residence. The summary also does not discuss the tax laws of particular states or localities in the United States and other countries.

         This summary does not consider your particular tax circumstances. It is not a substitute for tax advice. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO YOU IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES OF HOLDING OUR SHARES OR ADSS.

         As used in this summary, "US Holder" means a beneficial owner of shares or ADSs that is (1) an individual who is a US citizen or resident, (2) a corporation or other entity taxable as a corporation and organized under US laws, (3) a trust subject to the control of a US person and the primary jurisdiction of a US court and (4) an estate the income of which is subject to US federal income tax regardless of its source.

                                   UK TAXATION

DIVIDENDS

         Under current UK taxation legislation, no tax is required to be withheld at source from cash dividend payments by Dialog Semiconductor Plc. See "-US Federal Income Taxation- Distributions" below for a discussion of the treatment of dividend payments by Dialog Semiconductor Plc under the UK-US income tax treaty.

CAPITAL GAINS

         If you are not resident or ordinarily resident in the UK then, subject to the comments below, you will not be liable for UK tax on capital gains realised on the disposal of a share or ADS unless, at the time of the disposal, you carry on a trade, including a profession or vocation, in the UK through a branch or agency and the share or ADS you dispose of is, or has been, held or acquired for the purposes of that trade or branch or agency carried on by you in the UK.

         A US Holder who is an individual and who has on or after March 17, 1998 ceased to be resident or ordinarily resident for tax purposes in the UK for a period of less than five years of assessment and who disposes of shares or ADSs during that period may be liable on his or her return to the UK to UK tax on chargeable gains, subject to any available exemption or relief, notwithstanding that he or she is not resident or ordinarily resident in the UK at the time of the disposal.

UK INHERITANCE TAX

         Shares or ADSs are assets situated in the UK for the purposes of UK inheritance tax. Subject to the discussion of the US-US estate tax treaty in the next paragraph, shares or ADSs beneficially owned by an individual US Holder will be subject to UK inheritance tax on the death of the individual or, if the shares or ADSs are the subject of a lifetime gift that constitutes a chargeable transfer, including a transfer at less than full market value, by such individual. UK inheritance tax is not chargeable on gifts to individuals or to accumulation and maintenance or disabled trusts made more than seven years before the death of the donor. Special rules apply to shares or ADSs held in a settlement.

         A share or ADS held by an individual US Holder whose domicile is determined to be the US for purposes of the US-UK estate tax treaty, and who is not a national of the UK, will not be subject to UK inheritance tax on the individual's death or on a lifetime transfer of the share or ADS except where the share or ADS:

         o is part of the business property of a UK permanent establishment of an enterprise; or

         o pertains to a UK fixed base of an individual used for the performance of independent personal services.

         The estate tax treaty provides a credit against US federal tax liability for the amount of any tax paid in the UK in a case where the share or ADS is subject both to UK inheritance tax and to US federal estate or gift tax.

UK STAMP DUTY AND STAMP DUTY RESERVE TAX ("SDRT")

         No UK stamp duty will be payable on the transfer of an ADS provided that the transfer and any subsequent instrument of transfer remains at all times outside the UK and that the instrument of transfer is not executed in or brought into the UK. An agreement to transfer an ADS will not give rise to SDRT.

         No stamp duty or SDRT will be payable on a cancellation of an ADS provided that the underlying shares continue to be held within Clearstream Banking AG.

                                 GERMAN TAXATION

         The summary of German tax considerations addresses only shareholders who are resident in Germany for tax purposes.

DIVIDENDS

         Under the new so-called half-income system (HALBEINKUNFTESYSTEM), only one half of the dividends received by German private investors will generally be subject to German taxation at standard tax rates, and are also subject to a surcharge (SOLIDARITATSZUSCHLAG) equal to 5.5% of the applicable German income tax liability. As long as Dialog Semiconductor Plc is not be required to withhold tax at source from dividend payments, the issue of obtaining a refund of UK withholding taxes and for a credit for such withholding taxes in Germany does not arise.

         The taxable dividend income from Dialog Semiconductor Plc must be declared in the tax returns of the German investors. The taxable dividend income of individuals holding the shares as a private asset may be applied against a tax free investment income allowance of DM 3,000/6,000 (individual/married couple) per year.

         A corporation subject to unlimited tax liability in Germany is normally exempt from German taxation with respect to dividends received from Dialog Semiconductor Plc, irrespective of the amount of shares held. However, an amount equal to 5% of such tax exempt dividends will be deemed to constitute non-deductible expenses to such corporation and thus will be subject to German corporate income tax and trade tax. If the tax exempt dividends derived by a German corporation will in turn be distributed to its individual shareholder that dividend will be taxed under the half-income system (private individual) or will be tax-free (corporation).

CAPITAL GAINS

         A disposal of shares by an individual shareholder who is resident in Germany for tax purposes and holds the shares as a private asset will only be subject to capital gains taxation if such investor held a minimum participation of 1% in Dialog Semiconductor Plc at any time during the five-year period preceding such disposal, or disposes of the Shares during a period of one year following their acquisition. If that is the case, 50% of the capital gains are taxed under the new half-income system, otherwise, the capital gains will be tax free. Capital gains from the sale of shares which are implemented during the one year holding period and which, taken together with all other gains from private sales transactions during the one year holding period, do not exceed 1,000 DM per calendar year, will not be taxed.

         A private investor holding the shares as a business asset will be subject to German taxation on 50% of the capital gains realized on the disposal of the Shares at standard rates. The capital gains realized by a corporate investor are tax-exempt under the new rules effective as of 2001. However, should the corporate investor hold the shares via a partnership, it is presently unclear whether or not the capital gains are taxable for trade tax purposes.

STAMP DUTY, NET WORTH TAX

         There is no stamp duty in Germany. Net worth tax and trade tax on capital are presently not levied in Germany.

ESTATE AND GIFT TAXES

         A transfer of shares in Dialog Semiconductor Plc by reason of death or gift are subject to German gift or estate taxes if:

(1) the donor or decedent or the heir, donee or other beneficiary, has its domicile or habitual abode in Germany at the time of the transfer or, with respect to German citizens who are not resident in Germany, if such donor, decedent or beneficiary has not been continuously outside of Germany for a period of more than five years (or is a foreign-based German public official or a person belonging to the household of such German public official); or

(2) the shares were part of the donor's or the decedent's business assets for which a fixed place of business existed or a permanent representative was appointed in Germany.

                                BELGIAN TAXATION

The summary of Belgian tax considerations addresses only shareholders who are resident in Belgium for tax purposes.

DIVIDENDS

         BELGIAN/UK INCOME TAX TREATY. Under current UK tax law, Dialog Semiconductor Plc will not have to retain any withholding tax on dividends at source, but UK dividends will carry a tax credit of 10% of the gross dividend. Pursuant to the Belgian/UK Income Tax Treaty, shareholders who are residents of Belgium who receive dividends from Dialog Semiconductor Plc will in principle be entitled to recover all or part of the UK tax credit attached to such dividends but any repayment of a tax credit will be subject to a withholding (which cannot exceed the amount of the tax credit).

         Belgian corporate direct investors, meaning corporate shareholders controlling at least 10% of the voting power of Dialog Semiconductor Plc, will in principle be entitled to one half of the tax credit, being one twentieth of the gross dividend, but reduced by a withholding of 5% of the aggregate amount of the dividend and the tax credit. Any repayment is therefore likely to be of a minimal amount.

         Belgian shareholders who are individuals and other shareholders who do not qualify as corporate direct investors are in principle entitled to the full UK tax credit, being one tenth of the gross dividend, after deduction of a withholding of 20% of the aggregate amount of the dividend and the tax credit. As a result of the withholding, no repayment of the credit will take place in practice.

         BELGIAN TAX LAW. For Belgian income tax purposes, the gross amount of all distributions made by Dialog Semiconductor Plc to its shareholders (other than the repayment of paid-in capital pursuant to a valid shareholders' decision to reduce the share capital) is taxed as a dividend. Distributions made by Dialog Semiconductor Plc to its shareholders in the course of a final dissolution and liquidation of the company are also taxed as dividends. However, no Belgian withholding tax is due on such liquidation distributions. In addition, the gross amount paid by Dialog Semiconductor Plc over and above the (revalued) paid-in share capital to redeem Shares owned by a holder is taxed as a dividend, but is not subject to withholding tax in Belgium.

INDIVIDUAL SHAREHOLDERS

         BELGIAN WITHHOLDING TAX. Dividends distributed on shares are, in principle, subject in Belgium to a withholding tax at the rate of 25%, when paid or attributed through a paying agent in Belgium. The dividend withholding tax rate on shares which are publicly issued after January 1, 1994 can under certain strict conditions be lowered to 15%. In the present case, the existing shares offered by the selling shareholders will not normally qualify for the reduced dividend withholding tax. In the absence of a proper tracing mechanism, it is expected that the shares will not, in practice, benefit from the reduced rate.

         INCOME TAX FOR BELGIAN RESIDENT INDIVIDUALS. In the hands of an individual Belgian holder who is holding his shares as a private investment, rather than as a business asset, the Belgian dividend withholding tax is a final tax - the dividends need not be reported in the individual's annual income tax return. If no withholding tax has been levied (i.e. in case of payment or attribution outside Belgium), the individual must report the dividends in his tax return as dividend income. That individual will be taxed at the separate rate of 25%, to be increased by a municipal surcharge (varying, in general, from 6% to 9%).

         In the hands of an individual Belgian holder whose shares are effectively connected with his business, the dividends are taxable at the ordinary rates for business income (i.e. varying from 25% to 55% to be increased by the municipal surcharge and a crisis contribution of 3% of the tax due-subject to a gradual reduction of the crisis contribution to zero over the period 2001-2003. Any Belgian withholding tax (in case of payment or attribution through a Belgian paying agent) is creditable against the final income tax due, provided that the holder has the full ownership of the Shares at the time of payment of the dividends and provided that the dividend distribution does not entail a reduction in value of, or capital loss on, the shares.

CORPORATE SHAREHOLDERS

         BELGIAN WITHHOLDING TAX. No dividend withholding tax is due if the Belgian holder is a company subject to Belgian corporate income tax.

         INCOME TAX FOR BELGIAN RESIDENT COMPANIES. Dividends received by Belgian resident companies are, in principle, subject to corporate income tax at the rate of 40.17% (i.e. the standard rate of 39% increased by the "crisis contribution" of 3% of the corporate income tax due). However, provided that the dividends benefit from the so-called "dividend-received deduction", only 5% of the dividends received will be taxable. In order to benefit from the deduction, Dialog Semiconductor Plc must not fall, and the Company believes that it does not fall, within one of the categories of which the dividends are expressly excluded from the "dividend-received deduction" (e.g. companies which are not subject to a company tax or which are subject to a company tax regime which is much more advantageous than the Belgian tax regime) and the beneficiary should hold, at the time of payment of the dividends, an equity participation in Dialog Semiconductor Plc of at least 5% or with an acquisition value of at least BEF 50 million. This minimum holding requirement does not apply to Belgian credit institutions, insurance companies, stock exchange companies and qualifying investment companies.

RESIDENT ENTITIES SUBJECT TO THE LEGAL ENTITIES TAX (PENSION FUNDS, ETC.)

         BELGIAN WITHHOLDING TAX. Where the Belgian holder is a Belgian resident entity subject to the Legal Entities Tax (e.g. a pension fund) and no Belgian paying agent intervenes, the holder itself must pay the dividend withholding tax at the rate of 25%.

         LEGAL ENTITIES TAX. The Belgium dividend withholding tax is a final tax.

CAPITAL GAINS

         BELGIAN-UK INCOME TAX TREATY. Under the Belgian-UK Income Tax Treaty, Belgian resident shareholders are exempt from UK taxation on capital gains as a result of the disposal of their shares provided that they do not carry on business in the UK through a fixed base or permanent establishment to which the shares can be attributed.

         INDIVIDUAL SHAREHOLDERS. Individual Belgian holders holding the shares as a private investment are not subject to the Belgian capital gains tax on the disposal of the shares. Individual holders may, however, be subject to a 33% tax (to be increased by the municipal surcharge and the crisis contribution) if the capital gain is deemed to be "speculative". Individual holders whose holding of shares is effectively connected with a business are taxable at the ordinary progressive income tax rates for business income on any capital gains realized on the disposal of shares unless the individual has held the shares for at least five years, in which case a flat rate of 16.5% will apply (to be increased by the municipal surcharge and the crisis contribution).

         CORPORATE SHAREHOLDERS. Belgian resident companies are not subject to Belgian capital gains tax provided that the dividends received on the shares qualify for the "dividend-received deduction" (except for the minimum holding requirement).

         RESIDENT ENTITIES SUBJECT TO THE LEGAL ENTITIES TAX (PENSION FUNDS, ETC.). Belgian entities subject to the Legal Entities Tax are not subject to Belgian capital gains tax on the disposal of the shares.

INDIRECT TAXES

         STAMP TAX ON SECURITIES TRANSACTIONS. In principle, a stamp tax is levied upon the subscription of new shares and on each of the purchase and sale in Belgium of shares through a professional intermediary. The rate applicable to subscriptions of new shares is 0.35% but the maximum tax that can be assessed is BEF 10,000 (E248) per transaction. The rate applicable for secondary sales and purchases in Belgium of shares (including any existing shares offered by the selling shareholders) through a professional intermediary is 0.17%, but there is a limit of BEF 10,000 (E248) per transaction and per party.

         An exemption is available to professional intermediaries (e.g. credit institutions), insurance companies, pension funds and collective investment vehicles who are acting for their own account. A non-resident shareholder who is acting for his own account will also be entitled to an exemption from this stamp tax, provided that he delivers to the issuer or the professional intermediary, as the case may be, an affidavit confirming his non-resident status in Belgium.

TAX ON PHYSICAL DELIVERY

         The physical delivery of bearer securities in Belgium normally triggers a tax in the amount of 0.2% of the value of the securities. A specific exemption applies to the physical delivery of non-Belgian bearer securities deposited in Belgium to non-residents of Belgium. It is not expected that physical delivery of the shares will occur.

                           US FEDERAL INCOME TAXATION

         If the obligations contemplated by the deposit agreement are performed in accordance with their terms, US Holders of ADSs will be treated as the owners of the shares represented by those ADSs for US federal income tax purposes.

DISTRIBUTIONS

         Dividends paid with respect to shares or ADSs will be included in the gross income of a US Holder as ordinary dividend income from foreign sources to the extent paid from Dialog Semiconductor Plc's earnings and profits as determined under US federal income tax principles. Distributions in excess of earnings and profits will be treated first as a return of capital to the extent of the US Holder's tax basis in the shares or ADSs and then as a capital gain. Dividends will not be eligible for the dividends-received deduction available to corporations.

         Dividends paid in Euros will be includable in a US Dollar amount based on the exchange rate in effect on the day received by the shareholder or the depositary whether or not the payment is converted into Dollars at that time. Gain or loss recognized on a subsequent conversion of euros for a different amount will be US source ordinary income or loss.

         A US Holder eligible for benefits under the UK-US income tax treaty will be entitled to receive a tax credit from the UK Inland Revenue, subject to a withholding tax equal to the amount of the tax credit. At current tax rates, a dividend of (pound)90 entitles an eligible US holder to a payment of (pound)10 offset by a UK withholding tax of (pound)10. Because the tax credit payment and the withholding tax offset each other, the UK Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have US tax significance for electing US Holders. A US Holder that elects to include the tax credit payment in income may claim a foreign tax credit for the UK withholding tax (subject to otherwise applicable limitations on foreign tax credit claims). To make the election, a holder must file a completed US Internal Revenue Service Form 8833 with its US federal income tax return for the relevant year. The UK-US income tax treaty is being renegotiated, and a new or modified treaty is likely to alter the treatment of dividends.

DISPOSITIONS

         US Holders will recognize capital gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the amount realized on the sale or other disposition and the US Holder's basis in the shares or ADSs. Such gain or loss will be long term capital gain or loss if the US Holder has held the shares or ADSs for more than one year at the time of the sale or other disposition. Long term capital gain recognized by an individual is subject to taxation at a maximum rate of 20 per cent. Deductions for capital losses are subject to limitations. Any gain or loss will be treated as arising from US sources.

         A US Holder that receives euros upon sale or other disposition of the shares will realize an amount equal to the US Dollar value of the euros on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US Holder will have a tax basis in the euros received equal to the US Dollar amount received. Any gain or loss realized by a US Holder on a subsequent conversion of euros into US Dollars will be US source ordinary income or loss.

PASSIVE FOREIGN INVESTMENT COMPANY

         Dialog Semiconductor Plc believes that it is not and will not become a passive foreign investment company ("PFIC") for US federal income tax purposes. Whether Dialog Semiconductor Plc becomes a PFIC will depend, among other things, upon the amount of its passive income and its passive assets, the growth in its business revenues and its market value in the future. A non-US company is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income.

         If Dialog Semiconductor Plc were a PFIC in any year during which a US Holder owned the shares or ADSs, the US Holder would be subject to additional taxes on any excess distributions received from Dialog Semiconductor Plc and any gain realized from sale or other disposition of the shares or ADSs, regardless of whether Dialog Semiconductor Plc continued to be a PFIC. A US Holder has an excess distribution to the extent that distributions on the shares or ADSs during a taxable year exceed 125% of the average amount received during the three preceding tax years or, if shorter, the US Holder's holding period. To compute the tax on excess distributions or any gain (1) the excess distribution or the gain is allocated ratably over the US Holder's holding period, (2) the amount allocated to the current year and any year before Dialog Semiconductor Plc became a PFIC is taxed as ordinary income in the current year, and (3) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

         If Dialog Semiconductor Plc becomes a PFIC in any tax year, a US Holder of the shares or ADSs could avoid most of the tax consequences just described by electing to mark the shares or ADSs to market annually. Any gain from marking the shares or ADSs to market or from disposing them will be ordinary income. A US Holder will recognize loss from marking the shares or ADSs to market, but only to the extent of its unreversed gains from marking them to market. Loss from marking shares or ADSs to market will be ordinary, but loss on disposing of them will be capital loss except to the extent of unreversed gains.

         A US Holder of shares or ADSs will not be able to avoid the tax consequences described above by electing to treat Dialog Semiconductor Plc as a qualified electing fund ("QEF") because Dialog Semiconductor Plc does not intend to prepare the information that US Holders would need to make a QEF election.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Distributions on the shares or ADSs and proceeds from sale of the shares or ADSs paid in the United States (or by certain persons outside the United States) will be reported to the US Internal Revenue Service and a 31% backup withholding tax may apply to such amounts unless the shareholder (1) is a corporation, (2) provides an accurate taxpayer identification number (in the case of a US Holder) or a properly executed US Internal Revenue Service Form W-8 BEN (in the case of other shareholders) or (3) otherwise establishes a basis for exemption. The amount of any backup withholding tax will be allowed as a credit against the shareholder's United States federal income tax liability

E.  DOCUMENTS ON DISPLAY

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the material may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at HTTP://WWW.SEC.GOV that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Our annual reports and some other information submitted by us to the Commission may be accessed through this web site. In addition, materials filed by us can be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

         As a matter of policy, we do not engage in derivatives trading, derivatives market-making or other speculative activities. See "Item 5. Operating and Financial Review and Prospects-Overview-Foreign Currencies".

         During 2000 to hedge the foreign currency exposure with respect to the $26 million of deposits with Chartered Semiconductor Manufacturing Pte., Ltd. and ESM Limited, we purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euros. See Note 15 to the Audited Consolidated Financial Statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

NOT APPLICABLE.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

NOT APPLICABLE.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

NOT APPLICABLE.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-22 of this annual report.

ITEM 19. EXHIBITS

1.1         Memorandum and Articles of Association of Dialog Semiconductor
            Plc.(1)

2.1 Form of Deposit Agreement among Dialog Semiconductor Plc, The Bank of New York as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder.(1)

3.1         Not applicable.

4.1 Supply Agreement with RJT258 Limited (now ESM Limited) dated August 2, 1999.(1)(2)

4.2 Supply Agreement with ESM Limited dated September 28, 2000 and subsequently amended on November 10, 2000.(3)

4.3 Supply Agreement with Chartered Semiconductor Manufacturing Pte., Ltd. dated June 30, 2000.(3)

5.1         Not applicable.

6.1         Not applicable.

7.1         Not applicable.

8.1         See "Item 4. Information on the Company - Organizational Structure".

9.1         Not applicable.

10.1        Not applicable.

--------

(1) The above exhibits were included in Dialog Semiconductor Plc's final prospectus which was filed with the US Securities and Exchange Commission on June 30, 2000 and are incorporated by reference.

(2) On June 28, 2000 the US Securities and Exchange Commission granted our request for confidential treatment of the commercially sensitive material in the above contract.

(3) We have requested the US Securities and Exchange Commission to grant confidential treatment of the commercially sensitive material in the above contract. Our application is pending.

                              FINANCIAL INFORMATION

                                                                                                            PAGE
                                                                                                            ----
Audited Consolidated Financial Statements:

Independent Auditors' Report                                                                                 F-2

Consolidated Statements of Income for the years ended December 31, 2000 and 1999, for the period March 1, 1998 to December 31, 1998 and for the period
     January 1, 1998 to February 28, 1998                                                                    F-3

Consolidated Balance Sheets as of December 31, 2000, 1999 and 1998                                           F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2000 and 1999, for the period March 1, 1998 to December 31, 1998 and for the period
     January 1, 1998 to February 28, 1998                                                                    F-5

Consolidated Statements of Changes in Shareholders' Equity for the years ended
     December 31, 2000 and 1999, for the period March 1, 1998 to December 31,
     1998 and for the period January 1, 1998 to February 28, 1998                                            F-6

Consolidated Fixed Assets Schedule                                                                           F-7

Notes to the Audited Consolidated Financial Statements                                                       F-9


                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
DIALOG SEMICONDUCTOR PLC:

We have audited the accompanying consolidated balance sheets of Dialog Semiconductor Plc and subsidiaries (as defined in Note 1 to the Consolidated Financial Statements) as of December 31, 2000, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the fiscal years ended December 31, 2000 and 1999 and for the period March 1, 1998 to December 31, 1998, the Successor periods, and for the period January 1, 1998 to February 28, 1998, the Predecessor period. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dialog Semiconductor Plc and subsidiaries as of December 31, 2000, 1999 and 1998, and the results of their operations and their cash flows for the fiscal years ended December 31, 2000 and 1999 and for the period March 1, 1998 to December 31, 1998, the Successor periods, and for the period January 1, 1998 to February 28, 1998, the Predecessor period, in conformity with United States generally accepted accounting principles.

As more fully described in Note 1 to the Consolidated Financial Statements, Dialog Semiconductor Plc acquired the Dialogue semiconductor activities of Daimler-Benz AG (now DaimlerChrysler AG) as of March 1, 1998 in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial statements for the Successor periods are presented on a different basis of accounting than that of the Predecessor period, and therefore are not directly comparable.

                                          KPMG Deutsche Treuhand-Gesellschaft AG
Stuttgart, Germany
February 23, 2001

                            DIALOG SEMICONDUCTOR PLC
                        CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands of E, except per share data)

                                                             SUCCESSOR                                            PREDECESSOR
                                                   ---------------------------------------------------------  -------------------
                                                                                              FOR THE PERIOD    FOR THE PERIOD
                                                            YEAR ENDED DECEMBER 31,           MARCH 1, 1998    JANUARY 1, 1998
                                                  --------------------------------------      TO DECEMBER 31,  TO FEBRUARY 28,
                                      NOTES        2000             2000            1999            1998           1998
                                      -----        ----             ----            ----      --------------   ------------------
                                                (Note 1)
Revenues ......................        16        $ 201,334         E214,459         E87,246         E38,197         E6,281
Cost of sales .................                   (130,367)        (138,866)        (56,749)        (21,896)        (3,533)
                                                 ---------          -------          ------          ------          -----
  GROSS MARGIN ................                     70,967           75,593          30,497          16,301          2,748
Research and development ......                    (21,497)         (22,898)        (11,108)         (5,542)        (1,114)
Selling, general and
  administrative ..............                    (10,931)         (11,644)         (6,586)         (5,077)        (1,048)
Amortization of goodwill and
  intangible assets ...........                     (2,489)          (2,651)         (1,237)           (802)            (3)
Acquired in-process research
  and development .............                         --               --              --          (9,300)            --
                                                 ---------          -------          ------          ------          -----
  OPERATING PROFIT (LOSS) .....                     36,050           38,400          11,566          (4,420)           583
Financial income (expense), net                      4,287            4,567            (316)           (140)           (78)
Income taxes ..................         3          (15,406)         (16,410)         (4,570)         (2,430)          (291)
                                                 ---------          -------          ------          ------          -----
NET INCOME (LOSS) .............                     24,931           26,557           6,680          (6,990)           214
                                                 =========          =======          ======          ======          =====
EARNINGS PER SHARE                     18
  Basic earnings (loss) per
    share .....................                       0.58             0.62            0.16           (0.23)
                                                 =========          =======          ======          ======
  Diluted earnings (loss) per
    share .....................                       0.56             0.60            0.15           (0.23)
                                                 =========          =======          ======          ======
WEIGHTED AVERAGE NUMBER OF
  SHARES (IN THOUSANDS)
    Basic .....................                     42,669           42,669          35,980          34,568
    Diluted ...................                     44,300           44,300          37,790          34,568



















                 The accompanying notes are an integral part of
                    these Consolidated Financial Statements

                            DIALOG SEMICONDUCTOR PLC
                           CONSOLIDATED BALANCE SHEETS
                               (In thousands of E)

                                                                            AT DECEMBER 31,
                                                               --------------------------------------------
                                                    NOTES      2000          2000         1999         1998
                                                    -----      ----          ----         ----         ----
                                                            (Note 1)
ASSETS

Cash and cash equivalents .......................            $  28,050       E29,879      E11,257       E2,958
Accounts receivable, net of allowance for
  doubtful accounts of 1,045, 298, and 155 in
  2000, 1999 and 1998 ...........................               39,523        42,100       21,946        7,548
Inventories .....................................      5        34,565        36,818       10,019        3,496
Deferred taxes ..................................      3           171           182           38           44
Other current assets ............................                2,968         3,162        5,101          661
Prepaid expenses ................................      7         3,897         4,151           --           --
                                                             ---------        ------       ------        -----
  CURRENT ASSETS ................................              109,174       116,292       48,361       14,707
Property, plant and equipment, net ..............      6        43,910        46,772       15,570        3,842
Intangible assets, net ..........................      6        18,516        19,723       13,500       12,966
Deferred taxes ..................................      3           418           445          522          405
Investments and long-term financial assets ......      6        41,781        44,505       12,911           --
Prepaid expenses ................................      7        18,481        19,686           --           --
                                                             ---------        ------       ------        -----
  TOTAL ASSETS ..................................              232,280       247,423       90,864       31,920
                                                             =========        ======       ======        =====
LIABILITIES AND SHAREHOLDERS' EQUITY
Financial liabilities ...........................      8            --            --           56        3,489
Accounts payable ................................               25,174        26,815       15,289        4,766
Income taxes payable ............................               11,428        12,173        3,195        1,400
Deferred taxes ..................................      3         1,038         1,106          604           --
Other current liabilities .......................      9         5,266         5,609        2,534        2,109
                                                             ---------        ------       ------        -----
  CURRENT LIABILITIES ...........................               42,906        45,703       21,678       11,764
Deferred taxes ..................................      3         2,371         2,526          575           --
Cumulative redeemable preference shares .........     10            --            --           --       17,120
                                                             ---------        ------       ------        -----
  TOTAL LIABILITIES .............................               45,277        48,229       22,253       28,884
                                                             ---------        ------       ------        -----
Ordinary shares .................................                6,325         6,737        6,418        5,267
Additional paid-in capital ......................              158,447       168,776       63,475        5,267
Retained earnings (deficit) .....................               22,758        24,242       (2,315)      (7,969)
Accumulated other comprehensive income (loss) ...                 (413)         (440)       1,194          471
Employee stock purchase plan shares .............     12          (114)         (121)        (161)          --
                                                             ---------        ------       ------        -----
  SHAREHOLDERS' EQUITY ..........................     11       187,003       199,194       68,611        3,036
                                                             ---------        ------       ------        -----
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ....              232,280       247,423       90,864       31,920
                                                             =========        ======       ======        =====












                 The accompanying notes are an integral part of
                    these Consolidated Financial Statements

                            DIALOG SEMICONDUCTOR PLC
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                               (In thousands of E)


                                                                  SUCCESSOR                           PREDECESSOR
                                               ---------------------------------------------------- ---------------
                                                                                   FOR THE PERIOD   FOR THE PERIOD
                                                     YEAR ENDED DECEMBER 31,        MARCH 1, 1998    JANUARY 1, 1998
                                               ---------------------------------    TO DECEMBER 31,   TO FEBRUARY 28,
                                                2000           2000         1999         1998             1998
                                                ----           ----         ----   -----------------  -----------------
                                              (Note 1)
Cash flows from operating activities:
Net income (loss) ........................     $ 24,932       E26,557       E6,680      (E6,990)          E214
Adjustments to reconcile net income
  (loss) to net cash provided by (used for)
  operating activities:
Depreciation of property, plant and
  equipment ..............................        7,628         8,126        2,548        1,368            219
Amortization of goodwill and intangible
  assets .................................        2,489         2,651        1,237          802              3
Acquired in-process research and
  development ............................           --            --           --        9,300             --
Change in deferred taxes .................        2,180         2,322        1,135          543            (44)
Changes in current assets and
  liabilities:
Accounts receivable ......................      (18,425)      (19,626)     (14,065)      (2,637)         3,048
Inventories ..............................      (25,153)      (26,793)      (6,523)        (791)          (428)
Prepaid expenses .........................      (22,402)      (23,862)          --           --             --
Accounts payable .........................       10,711        11,409       10,445          351            525
Other assets and liabilities .............       13,225        14,087       (2,364)       1,835           (194)
                                               --------        ------        -----        -----          -----
CASH PROVIDED BY (USED FOR) OPERATING
  ACTIVITIES .............................       (4,815)       (5,129)        (907)       3,781          3,343
                                               --------        ------        -----        -----          -----
Cash flows from investing activities:
  Purchases of property, plant and
    equipment, net........................      (36,636)      (39,024)     (14,487)      (2,861)          (412)
  Purchases of intangible assets .........       (4,477)       (4,769)      (1,372)        (313)           (32)
  Investments and deposits made ..........      (30,060)      (32,019)     (12,905)          --           ----
  Payments for the acquisition of
    businesses............................       (4,076)       (4,342)          --      (28,047)            --
                                               --------        ------        -----        -----          -----
CASH USED FOR INVESTING ACTIVITIES .......      (75,249)      (80,154)     (28,764)     (31,221)          (444)
                                               --------        ------        -----        -----          -----
Cash flows from financing activities:
  Changes in financial liabilities .......          (55)          (58)      (3,434)         386         (1,622)
  Additions to short-term borrowings .....           --            --       12,190        3,489             --
  Repayment of short-term borrowings .....           --            --      (12,190)      (3,809)            --
  Proceeds (repayments) of redeemable
   preference shares including accrued
   dividends..............................           --            --      (19,563)      17,465             --
Proceeds from issuance of ordinary
   shares.................................       99,163       105,627       59,152       10,534             --
  Purchase of employee stock purchase plan
   shares ................................           --            --         (185)          --             --
  Sale of employee stock purchase plan
   shares.................................           31            33          231           --             --
                                               --------        ------        -----        -----          -----
CASH PROVIDED BY (USED FOR)
  FINANCING ACTIVITIES ...................       99,139       105,602       36,201       28,065         (1,622)
                                               --------        ------        -----        -----          -----
Cash provided by operating, investing and
  financing activities ...................       19,075        20,319        6,530          625          1,277
Effect of foreign exchange rate changes on
  cash and cash equivalents ..............       (1,593)       (1,697)       1,769          (50)             1
                                               --------        ------        -----        -----          -----
Net increase in cash and cash equivalents        17,482        18,622        8,299          575          1,278
Cash and cash equivalents at beginning of
  year....................................       10,568        11,257        2,958        2,383          1,105
                                               --------        ------        -----        -----          -----
CASH AND CASH EQUIVALENTS AT END OF YEAR .       28,050        29,879       11,257        2,958          2,383
                                               ========        ======        =====        =====          =====

                 The accompanying notes are an integral part of
                    these Consolidated Financial Statements

                            DIALOG SEMICONDUCTOR PLC
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                               (In thousands of E)


                                                                     PREDECESSOR
                                         ---------------------------------------------------------------------
                                                                               ACCUMULATED OTHER
                                                                                 COMPREHENSIVE
                                                     ADDITIONAL                  INCOME (LOSS) --
                                        ORDINARY      PAID-IN       RETAINED    CURRENCY TRANSLATION
                                         SHARES       CAPITAL        EARNINGS       ADJUSTMENT           TOTAL
                                         ------       -------        --------       ----------           -----
BALANCE AT DECEMBER 31, 1997 ....         1,454         1,420           788             746              4,408
                                          =====         =====         =====             ===              =====
Net income ......................            --            --           214              --                214
Other comprehensive loss ........            --            --            --              (4)                (4)
                                          -----         -----         -----             ---              -----
Total comprehensive income (loss)            --            --           214              (4)               210
                                          -----         -----         -----             ---              -----
BALANCE AT FEBRUARY 28, 1998 ....         1,454         1,420         1,002             742              4,618
                                          =====         =====         =====             ===              =====



                                                                               SUCCESSOR
                                        -----------------------------------------------------------------------------------------
                                                                                 ACCUMULATED OTHER     EMPLOYEE
                                                                                   COMPREHENSIVE         STOCK
                                                     ADDITIONAL     RETAINED      INCOME (LOSS)--      PURCHASE
                                        ORDINARY      PAID-IN       EARNINGS    CURRENCY TRANSLATION     PLAN
                                         SHARES       CAPITAL       (DEFICIT)        ADJUSTMENT         SHARES            TOTAL
                                         ------     ------------  ------------- --------------------   ---------          -----
New issuance of shares ........         5,267            5,267               --              --            --            10,534
Net loss ......................            --               --           (6,990)             --            --            (6,990)
Other comprehensive income ....            --               --               --             471            --               471
                                        -----          -------           ------          ------          ----           -------
Total comprehensive income
  (loss) ......................            --               --           (6,990)            471            --            (6,519)
Accrued dividend-- cumulative
  redeemable preference shares             --               --             (979)             --            --              (979)
                                        -----          -------           ------          ------          ----           -------
BALANCE AT DECEMBER 31, 1998 ..         5,267            5,267           (7,969)            471            --             3,036
                                        =====          =======           ======          ======          ====           =======
New issuance of shares ........         1,151           58,001               --              --            --            59,152
Net income ....................            --               --            6,680              --            --             6,680
Other comprehensive income ....            --               --               --             723            --               723
                                        -----          -------           ------          ------          ----           -------
Total comprehensive income ....            --               --            6,680             723            --             7,403
Purchase of employee stock
  purchase plan shares ........            --               --               --              --          (185)             (185)
Sale of employee stock
  purchase plan shares ........            --              207               --              --            24               231
Accrued dividend -- cumulative
  redeemable preference shares             --               --           (1,026)             --            --            (1,026)
                                        -----          -------           ------          ------          ----           -------
BALANCE AT DECEMBER 31, 1999 ..         6,418           63,475           (2,315)          1,194          (161)           68,611
                                        =====          =======           ======          ======          ====           =======
New issuance of shares ........           319          105,308               --              --            --           105,627
Net income ....................            --               --           26,557              --            --            26,557
Other comprehensive loss ......            --               --               --          (1,634)           --            (1,634)
                                        -----          -------           ------          ------          ----           -------
Total comprehensive income
  (loss) ......................            --               --           26,557          (1,634)           --            24,923
Sale of employee stock
  purchase plan shares ........            --               (7)              --              --            40                33
                                        -----          -------           ------          ------          ----           -------
BALANCE AT DECEMBER 31, 2000 ..         6,737          168,776           24,242            (440)         (121)          199,194
                                        =====          =======           ======          ======          ====           =======




                 The accompanying notes are an integral part of
                    these Consolidated Financial Statements

                            DIALOG SEMICONDUCTOR PLC
                       CONSOLIDATED FIXED ASSETS SCHEDULE
                              (in thousands of E)


                                                                        ACQUISITION COSTS
                                         ---------------------------------------------------------------------------------
                                         BALANCE AT                                                           BALANCE AT
                                         JANUARY 1,    CURRENCY     ACQUISITION                                DECEMBER
                                           2000         CHANGE      OF BUSINESS     ADDITIONS    DISPOSALS     31, 2000
                                         ----------- ------------- --------------- ------------ ------------ -------------
Test equipment                               14,511           (1)              --       33,298           --        47,808
Leasehold improvements                        1,178             6              --          404           --         1,588
Office and other equipment                    6,133          (64)             608        5,326        (278)        11,725
                                         ----------- ------------- --------------- ------------ ------------ -------------
PROPERTY, PLANT AND EQUIPMENT                21,822          (59)             608       39,028        (278)        61,121
                                         ----------- ------------- --------------- ------------ ------------ -------------
Goodwill                                     11,121            --           4,100           --           --        15,221
Other intangible assets                       5,234            10              --        4,769           --        10,013
                                         ----------- ------------- --------------- ------------ ------------ -------------
INTANGIBLE ASSETS                            16,355            10           4,100        4,769           --        25,234
                                         ----------- ------------- --------------- ------------ ------------ -------------

Loans and deposits                           10,507             5              --       31,387         (32)        41,867
Other investments                             2,404            --           (430)          664           --         2,638
                                         ----------- ------------- --------------- ------------ ------------ -------------
INVESTMENTS AND LONG-TERM FINANCIAL
ASSETS                                       12,911             5           (430)       32,051         (32)        44,505
                                         ----------- ------------- --------------- ------------ ------------ -------------






INVESTMENTS IN AFFILIATED COMPANIES

NAME                                     REGISTERED OFFICE                           PARTICIPATION
----                                     -----------------                           -------------
Dialog Semiconductor GmbH                Kirchheim/Teck - Nabern, Germany            100%
Dialogue Semiconductor Ltd               Swindon, UK                                 100%
Dialog Semiconductor Inc                 Clinton, New Jersey, USA                    100%
Dialog Semiconductor KK                  Tokyo, Japan                                100%
SVEP Design Center AB                    Lund, Sweden                                100%



                 The accompanying notes are an integral part of
                    these Consolidated Financial Statements

                            DIALOG SEMICONDUCTOR PLC
                 CONSOLIDATED FIXED ASSETS SCHEDULE (CONTINUED)
                               (in thousands of E)


                           DEPRECIATION/AMORTIZATION                                         BOOK VALUE
-------------- ----------- ------------- ------------ ------------ -------------    ------------------------------
 BALANCE AT    CURRENCY    ACQUISITIONS   ADDITIONS    DISPOSALS    BALANCE AT               BALANCE AT
 JANUARY 1,      CHANGE    OF BUSINESS                             DECEMBER 31,              DECEMBER 31,
     2000                                                              2000            2000             1999
--------------- ----------- ------------ ------------ ------------ -------------    ------------    --------------
         3,041         (1)           --        5,374           --         8,414          39,394            11,470
           381         (2)           --          211           --           590             998               797
         2,830        (37)          285        2,541        (274)         5,345           6,380             3,303
--------------- ----------- ------------ ------------ ------------ -------------    ------------    --------------
         6,252        (40)          285        8,126        (274)        14,349          46,772            15,570
--------------- ----------- ------------ ------------ ------------ -------------    ------------    --------------
         1,359          --           --        1,132           --         2,491          12,730             9,762
         1,496           5           --        1,519           --         3,020           6,993             3,738
--------------- ----------- ------------ ------------ ------------ -------------    ------------    --------------
         2,855           5           --        2,651           --         5,511          19,723            13,500
--------------- ----------- ------------ ------------ ------------ -------------    ------------    --------------
            --          --           --           --           --            --          41,867            10,507
            --          --           --           --           --            --           2,638             2,404
--------------- ----------- ------------ ------------ ------------ -------------    ------------    --------------
            --          --           --           --           --            --          44,505            12,911
--------------- ----------- ------------ ------------ ------------ -------------    ------------    --------------









                 The accompanying notes are an integral part of
                    these Consolidated Financial Statements

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                  (IN THOUSANDS OF E, UNLESS OTHERWISE STATED)

1. BASIS OF PRESENTATION AND ACQUISITIONS

Dialog Semiconductor Plc ("Dialog" or the "Company") is a supplier of types of silicon chips called mixed signal application specific integrated circuits ("ASICs") to leading handset manufacturers in the wireless communications market. The Company designs and develops analog and digital semiconductor chips specifically to suit the needs of its customers. Once developed the Company contracts with manufacturers for production of the chips.

The Company was formed in March 1998 to effect the acquisition of the Dialogue Semiconductors Limited Group from Daimler-Benz AG (now DaimlerChrysler AG). Dialog was majority-owned by the venture capital company, Apax Partners ("Apax"), and its related investors prior to the Company's initial public offering in October 1999. In connection with its formation, the Company's shareholders contributed cash in exchange for ordinary shares with a par value of E5,267, additional paid-in capital of E5,267 and cumulative redeemable preference shares of E17,465. Thereafter, the Company acquired the Dialogue semiconductor activities from Daimler-Benz AG for E28,047 in cash.

The Company has accounted for the acquisition using the purchase method of accounting. Accordingly, the costs of the acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values. Amounts allocated to acquired in-process technology have been expensed at the time of acquisition. The excess of the cost of the acquisition over the fair value of the net assets acquired of approximately E11,121 is being amortized over 15 years. The results of operations and cash flows of Dialogue have been consolidated with those of the Company from the date of the acquisition.

To determine the fair market value of the acquired in-process technology, the Company considered the income approach, whereupon fair market value is a function of the future revenues expected to be generated by an asset, net of all allocable expenses and charges for the use of contributory assets. The future net revenue stream is discounted to present value based upon the specific level of risk associated with achieving the forecasted asset earnings. The income approach focuses on the income producing capability of the acquired assets and best represents the present value of the future economic benefits expected to be derived from these assets.

The Company determined that the acquired in-process technologies had not reached technological feasibility based on the status of design and development activities that required further refinement and testing. The development activities required to complete the acquired in-process technologies included completion of ASICs design, testing and validation, quality assurance, and customer prototype testing.

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The acquired in-process technologies represent unique product related developments, the application of which is technically and legally limited to the unique company-customer relationship. Accordingly, these acquired technologies have no alternative future use other than the use for which the technologies were designed.

The following summary presents information concerning the purchase price allocation for the acquisition accounted for under the purchase method in March 1998.

                                                    IN-PROCESS                     OTHER
                                          NET      RESEARCH AND                  INTANGIBLE     PURCHASE
                                        ASSETS      DEVELOPMENT    GOODWILL        ASSETS         PRICE
                                        ------      -----------    --------        ------         -----
  Dialogue Semiconductors                5,051         9,300        11,121         2,575         28,047


In the accompanying consolidated financial statements the terms "Dialog" or the "Company" when used in situations pertaining to periods prior to March 1, 1998 refer to the consolidated group of Dialogue Semiconductors activities of Daimler-Benz AG acquired by Dialog Semiconductor Plc and when used in situations pertaining to periods subsequent to March 1, 1998 refer to Dialog Semiconductor Plc and its consolidated subsidiaries. The consolidated financial information of the business acquired from Daimler-Benz AG is referred to herein as "Predecessor", while the consolidated financial information of the Company subsequent to the date of acquisition is referred to herein as "Successor". Because of the purchase price allocation, the accompanying financial statements of the Successor are not directly comparable to those of the Predecessor.

Prior to the acquisition in March 1998, the Predecessor was a majority-owned group of companies of Daimler-Benz AG. All costs incurred by Daimler-Benz AG on behalf of the Predecessor have been specifically charged back to the Predecessor and are reflected in the consolidated financial statements.

On May 9, 2000 the Company purchased the remaining 90.8% interest that it did not already own in SVEP Design Center AB, a Swedish company focused on system design for advanced consumer electronic products in the wireless communication area. The purchase price of the 90.8% interest in SVEP was 36,320,000 Swedish Krona (approximately E4.4 million).

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). All amounts herein are shown in thousands of euros and for the year 2000 are also presented in U.S. Dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of E1 =
$0.9388, the Noon Buying Rate of the Federal Reserve Bank of New York on December 29, 2000.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include all of the entities of the Company. Investments in which the Company has less than a 20% ownership are accounted for using the cost method. All intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS - Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less. Prior to the

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

acquisition, the Company's cash and cash equivalents were invested through the central cash management function of Daimler-Benz AG.

INVENTORIES- Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first-in, first-out (FIFO) or weighted average cost methods.

OTHER CURRENT ASSETS - Other current assets at December 31, 2000 and 1999 principally represent tax refunds receivable.

PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets as follows:

Machinery and equipment.................3 to 5 years
Leasehold improvements..................Shorter of useful life or lease term

LEASING - The Company is a lessee of design software and property, plant and equipment which are accounted for as operating leases.

INTANGIBLE ASSETS - Purchased software and licenses are stated at cost and amortized using the straight-line method over the estimated useful lives of three years for software and five years for licenses. Intangible assets resulting from the acquisition include customer lists, patents, trade names and an assembled workforce and are amortized over their useful lives of nine years for customer lists, 17 years for a patent application, 15 years for trade names and 18 years for the assembled workforce. Such useful lives were determined based upon historical data with respect to customer and employer turnover and remaining contractual lives.

GOODWILL - The excess of purchase price over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over the expected period of benefit ranging from seven to 15 years. The Company assesses the recoverability of such amount by determining whether the amortization of the balance over its remaining life can be recovered from the undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of the excess of cost over net assets acquired will be impacted if estimated future operating cash flows are not achieved.

ACCOUNTING FOR LONG-LIVED ASSETS - The Company assesses impairment of long-lived assets and certain identifiable intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses have been recognized in the years presented.

FOREIGN CURRENCIES - The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of companies whose functional currency is other than the Euro are included in the consolidation by translating the assets and liabilities into the reporting currency (the Euro) at the exchange rates applicable at the end of the reporting year. Equity accounts are measured at historical rates. The statements of income and cash flows of such non-Euro functional currency operations are translated at the average exchange rates during the year. Translation gains or losses are

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

accumulated as a separate component of shareholders' equity. Currency transaction gains or losses arising from transactions of Dialog companies in currencies other than the functional currency are included in financial income, net at each reporting period. Net currency transaction gains amounted to E2,627 for the year ended December 31, 2000. Net currency transaction losses amounted to E329, E53 and E10 for the year ended December 31, 1999, for the period from March 1, 1998 to December 31, 1998 and the period from January 1, 1998 to February 28, 1998, respectively.

The exchange rates of the more important currencies against the Euro used in preparation of the consolidated financial statements were as follows:


                                        EXCHANGE RATE AT                 ANNUAL AVERAGE
                                           DECEMBER 31,                   EXCHANGE RATE
                                 -------------------------------  --------------------------------
        CURRENCY                 ---2000--  ---1999--  ---1998--  ---2000--  ---1999--- ---1998---
  -------------------            ---------  ---------  ---------  ---------  ---------- ----------
                                      E         E          E          E          E         E
  Great Britain 1 GBP............  1.60       1.61       1.43       1.65       1.52        1.49
  United States 1 USD............  1.07       1.00       0.85       1.08       0.94        0.90
  Sweden 10 SEK..................  1.13         --         --       1.18         --          --


REVENUE RECOGNITION - Revenue, net of discounts, is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Service revenue, which is derived from research and development reimbursement projects, is recognized based upon the acceptance by a customer of project milestones.

PRODUCT-RELATED EXPENSES - Expenditures for advertising and sales promotion and for other sales-related expenses are charged to expense as incurred. Provisions for estimated costs related to product warranty are made at the time the related sale is recorded. Shipping and handling costs amounting to E684, E636, E298 and E36 are recorded within selling expenses for the years ended
December 31, 2000 and 1999, for the period from March 1, 1998 to December 31, 1998 and the period from January 1, 1998 to February 28, 1998, respectively.

RESEARCH AND DEVELOPMENT - Research and development costs are expensed as incurred. Research and development costs which are charged to customers and, accordingly, are included in cost of sales, amounted to approximately
E2,286, E1,492, E1,926, and E310 for the years ended December
31, 2000 and 1999, for the period from March 1, 1998 to December 31, 1998 and the period from January 1, 1998 to February 28, 1998, respectively.

INCOME TAXES - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records deferred tax valuation allowances, if any, to reduce the deferred tax assets to amounts which will more likely than not be realized.

STOCK-BASED COMPENSATION - The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and related interpretations, for its stock option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying shares exceeded the exercise price.

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

EARNINGS PER SHARE - Earnings per share has been computed using the weighted average number of outstanding ordinary shares during the Successor period. Because the Company reported a net loss for the period March 1, 1998 to December 31, 1998, only basic per share amounts have been presented. Had the Company reported net income for the period March 1, 1998 to December 31, 1998, the weighted average number of shares outstanding would have potentially been diluted by 1,077,710 stock options (not assuming the effects of applying the treasury stock method).

Earnings per share information for the Predecessor periods has not been presented because the predecessor was a limited liability company and part of a majority-owned group of UK companies of Daimler-Benz AG. Accordingly, earnings per share information is not meaningful.

CONCENTRATION OF CREDIT RISK - The Company's revenue base is diversified by geographic region and by individual customer. The Company's products are generally utilized in the mobile communications and automotive industries. During 2000, 1999 and 1998, two customers individually accounted for more than 10% of the Company's revenues. Such customers accounted for 75% in 2000, 69% in 1999, 56% for the period March 1, 1998 to December 31, 1998 and 59% for the period January 1, 1998 to February 28, 1998 of total revenues. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

USE OF ESTIMATES - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities." This standard requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value, regardless of the purpose or intent for holding them. Gains and losses resulting from changes in the values of those derivatives would be accounted for in income or shareholders' equity (as a component of other comprehensive income), depending on the use of the derivative and whether it qualifies for hedge accounting. With the issuance of SFAS 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, an Amendment of FASB Statement No. 133," this standard is effective for fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133," which, among other things, permits foreign currency denominated assets and liabilities to qualify for hedge accounting. The Company adopted SFAS 133 and the amendments contained in SFAS 138 effective January 1, 2001. Application of the new standards did not have a material impact on the Company's financial position or results of operations.

In December 1999, the US Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition in Financial Statements", which summarizes the Commission's views in applying generally accepted accounting principles to the recognition, presentation and disclosure of revenue in financial statements. Dialog adopted the provisions of SAB 101 in the fourth quarter of 2000. Adoption of SAB 101 did not have a material effect on the Company's consolidated financial statements.

3.  INCOME TAXES

Income (loss) before income taxes consists of the following:

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS


                                                   SUCCESSOR                        PREDECESSOR
                                ----------------------------------------------    ----------------
                                                               FOR THE PERIOD      FOR THE PERIOD
                                 YEAR ENDED DECEMBER 31,        MARCH 1, 1998      JANUARY 1, 1998
                                --------------------------     TO DECEMBER 31,     TO FEBRUARY 28,
                                 2000             1999               1998              1998
                                 ----             ----        -----------------    -----------------
    Germany...................  23,965           8,570              2,953               664
    Foreign...................  19,002           2,680             (7,513)             (159)
                                ------          ------             ------              ----
                                42,967          11,250             (4,560)              505
                                ======          ======             ======               ===

The provision for income taxes consists of the following:


                                                   SUCCESSOR                        PREDECESSOR
                                ----------------------------------------------    ----------------
                                                               FOR THE PERIOD      FOR THE PERIOD
                                 YEAR ENDED DECEMBER 31,        MARCH 1, 1998      JANUARY 1, 1998
                                --------------------------     TO DECEMBER 31,     TO FEBRUARY 28,
                                 2000             1999               1998              1998
                                 ----             ----        -----------------    -----------------
  CURRENT TAXES:

    Germany...................   8,444          2,286               1,641                323
    Foreign...................   5,644          1,149                 246                 12
  DEFERRED TAXES:

    Germany...................   2,430          1,044                 --                   9
    Foreign...................   (108)             91                 543                (53)
                                ------          -----               -----                ---
                                16,410          4,570               2,430                291
                                ======          =====               =====                ===

Although Dialog is a UK company, its principal operations are located in Germany and all of its operating subsidiaries are owned by its German subsidiary. Accordingly, the following information is based on German corporate tax law. German corporate tax law applies a split-rate imputation with regard to the taxation of the income of a corporation and its shareholders. In accordance with the tax law, retained corporate income is initially subject to a federal corporate tax of 40% in 2000 and 1999, and 45% in 1998 plus a solidarity surcharge of 5.5% in 2000, 1999 and 1998 on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounts to 42.2% in 2000 and 1999 and 47.475% in 1998. Upon distribution of retained earnings to shareholders, the corporate income tax rate on the earnings is adjusted to 30%, plus a solidarity surcharge of 5.5% in 2000, 1999 and 1998 on the distribution corporate tax, for a total of 31.65% in 2000, 1999 and 1998, by means of a refund for taxes previously paid.

In 2000 and 1999, the Company applied a distributed corporate income tax rate of 30% to earnings of its German subsidiary for 2000 and 1999 compared to the undistributed corporate income tax rate 45% for 1998 as the Company plans to distribute such earnings to the parent company.

In October 2000, the German government enacted new tax legislation which, among other things, will reduce the Company's statutory tax rate for its German subsidiary from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective January 1, 2001. The change in German tax law did not have a material effect on the valuation of the Company's German source deferred tax assets and liabilities.

A reconciliation of income taxes determined using the German corporate tax rate of 31.65% for 2000 and 1999 and 47.475% for 1998, plus the after federal tax benefit rate for trade taxes of 10.426% for 2000 and 1999 and 7.525% for 1998, for a combined statutory rate of 42.08% for 2000 and 1999 and 55% for 1998, is as follows:

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS



                                                                       SUCCESSOR                     PREDECESSOR
                                                    ---------------------------------------------   ---------------
                                                                                  FOR THE PERIOD    FOR THE PERIOD
                                                      YEAR ENDED DECEMBER 31,     MARCH 1, 1998     JANUARY 1, 1998
                                                    ---------------------------   TO DECEMBER 31,   TO FEBRUARY 28,
                                                        2000            1999            1998             1998
                                                    ------------   ------------   ---------------   ---------------
     Expected provision (benefit) for
       income taxes .........................          18,081           4,733          (2,508)             278
       Credit for dividend distribution .....            (273)           (177)             --               --
       Foreign tax rate differential ........          (2,310)           (343)           (616)              28
       Amortization of non-deductible
          goodwill, intangible assets and in-
          process research and development ..             549             295           5,530               --
       Others ...............................             363              62              24              (15)
                                                      -------          ------          ------             ----
     ACTUAL PROVISION FOR INCOME TAXES ......          16,410           4,570           2,430              291
                                                      =======          ======          ======             ====


Deferred income tax assets and liabilities are summarized as follows:

                                                                         DECEMBER 31,
                                                             ------------------------------------
                                                              2000            1999         1998
                                                              ----            ----         ----
     Property, plant and equipment .................            101             145          236
     Net operating loss and tax credit carryforwards            526             415          191
     Other .........................................             --              --           22
                                                             ------          ------          ---
       DEFERRED TAX ASSETS .........................            627             560          449
                                                             ======          ======          ===
     Property, plant and equipment .................         (2,525)           (575)          --
     Accounts receivable ...........................           (208)           (427)          --
     Prepaid expenses ..............................           (417)             --           --
     Accounts payable ..............................           (482)           (177)          --
                                                             ------          ------          ---
       DEFERRED TAX LIABILITIES ....................         (3,632)         (1,179)          --
                                                             ======          ======          ===
       NET DEFERRED TAX ASSETS (LIABILITIES) .......         (3,005)           (619)         449
                                                             ======          ======          ===

The deferred tax assets at December 31, 2000 reflect management's estimate of the amount that will be realized as a result of future profitability. The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income are reduced.

4.  ADDITIONAL CASH FLOW INFORMATION

    The following represents supplemental information with respect to cash flows:

                                                   SUCCESSOR                          PREDECESSOR
                                      ---------------------------------------------  -----------------
                                                                     FOR THE PERIOD    FOR THE PERIOD
                                        YEAR ENDED DECEMBER 31,       MARCH 1, 1998    JANUARY 1, 1998
                                      -----------------------------  TO DECEMBER 31,   TO FEBRUARY 28,
                                           2000           1999             1998             1998
                                      -------------- -------------- ----------------- ----------------
Interest paid..........................    143            280             212                40
Income taxes paid......................  5,214           1,860            812                14


5.  INVENTORIES

Inventories are comprised of the following:


                                                    DECEMBER 31,
                                      -----------------------------------------
                                          2000         1999           1998
                                      ------------ ------------    ------------
  Raw materials......................   11,827         2,527          711
  Work-in-process....................   14,009         6,896          913
  Finished goods.....................   10,982           596        1,872
                                        ------        ------        -----
                                        36,818        10,019        3,496
                                        ======        ======        =====

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS


6. PROPERTY, PLANT AND EQUIPMENT, NET, INTANGIBLE ASSETS, INVESTMENTS AND LONG-TERM FINANCIAL ASSETS

Information with respect to changes to the Company's property, plant and equipment, net, intangible assets, investments and long-term financial assets is presented in the consolidated Fixed Asset Schedule included herein.

Depreciation expense amounted to E8,126, E2,548, E1,368 and E219 for the years ended December 31, 2000 and 1999, for the period from March 1, 1998 to December 31, 1998 and the period from January 1, 1998 to February 28, 1998, respectively.

7.  OTHER ASSETS AND PREPAID EXPENSES

At December 31, 2000, the Company maintained deposits of $20 million with Chartered Semiconductor Manufacturing Pte., Ltd., (CSM) and $6 million with ESM. These deposits are classified in the balance sheet line item "Investments and long-term financial assets." Under the terms of these agreements, the deposits guarantee access to certain quantities of sub-micron wafers through fiscal 2003 and several generations of process technologies ranging from current products at 0.60-micron and 0.35-micron and will extend down to, and beyond 0.18-micron technologies. In addition, the Company paid a total of $21.5 million as advance payment for future wafer deliveries. Such advance payment is classified in the balance sheet line items "Prepaid expenses." A further payment of $10 million was made to CSM in February 2001. If the Company does not purchase the minimum quantities under the agreements, these advance payments will be forfeited for the value of the wafer shortfall up to an amount of $20 million. The outstanding balance of the advance payment is refunded in proportion to the Company's purchases of wafers from CSM and ESM, and at this time, the Company expects to have the entire advance payment refunded.

During 2000 to hedge the foreign currency exposure with respect to the $26 million of deposits with CSM and ESM, the Company purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euros (see
Note 15).

In addition, other assets includes a cost basis investment (E2,638) in and a loan (E12,874) to ESM Holdings Limited, the parent company of ESM, a silicon wafer foundry in Newport, Wales and a supplier of the Company, totaling E15,512. The loan bears interest at 5% per annum and is due in 2003 or immediately in the event of an initial public offering by ESM or change in control. At December 31, 2000, the carrying value of the ESM loan approximated market value.

8.  FINANCIAL LIABILITIES

At December 31, 2000, the Company had unused short-term credit lines of E25,805.

9.  OTHER CURRENT LIABILITIES

Other current liabilities are comprised of the following:

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                       DECEMBER 31,
                                              -------------------------------
                                               2000          1999        1998
                                              -----         -----       -----
     Accrued personnel and social costs       2,560           993         911
     Accrued warranty .................         375           812         299
     Outstanding invoices .............       1,025           254         377
     Sales commissions ................         200            32         104
     Other tax liabilities ............       1,190           384          --
     Other ............................         259            59         418
                                              -----         -----       -----
                                              5,609         2,534       2,109
                                              =====         =====       =====


10.  CUMULATIVE REDEEMABLE PREFERENCE SHARES

In connection with its formation in March 1998, Dialog issued 5,640,194 shares of cumulative redeemable preference shares with a par value of (pound)1 per share, at a premium of (pound)1 per share. The preference shares, if not previously redeemed, were redeemable at their issue price in six equal semi-annual installments beginning on January 1, 2001. Cumulative preference net cash dividends were payable to the preference shareholders at a rate of 8% per annum. In the event of a listing on certain specified exchanges or sale of the Company, the unredeemed preference shares, together with all accumulated unpaid dividends, became due and payable.

Preference shareholders had no voting rights unless (i) the Company was in default of any amounts payable with respect to the redemption installments or dividends, (ii) general meetings of the Company included a resolution for winding up the affairs of the Company, for effecting a reduction of share capital or to effect any changes attached to the preference shares, or (iii) there had been a shortfall of 50% or more of operating profits against the annual budget and not the result of any specific actions not already approved by the Board.

In October 1999, Dialog repaid the carrying amount, including cumulative unpaid dividends, of 5,640,194 shares of cumulative redeemable preference shares with a par value of (pound)1 per share, issued at a premium of (pound)1 per share. The carrying amount of redeemable preference shares had been increased by E2,005 through a charge to retained earnings in 1999 and 1998 resulting in a total repayment of E19,563.

On May 18, 2000, the Company's shareholders approved a resolution reclassifying the 5,640,194 issued and redeemed preference shares of (pound) 1 per share as 56,401,940 ordinary shares of (pound) 0.10 per share ranking pari passu with the existing ordinary shares of the Company.

11.  SHAREHOLDERS' EQUITY

At December 31, 2000, Dialog had authorized 104,311,860 ordinary shares with a par value of (pound) 0.10 per share. There were 44,068,930 issued and outstanding ordinary shares.

On August 18, 1999, Dialog was re-registered as a public limited company under the laws of England and Wales and changed its name to Dialog Semiconductor Plc. Prior to that date, Dialog was incorporated as a private limited liability company, registered in England and Wales.

On September 24, 1999, Dialog approved a five-for-one split of the Company's ordinary shares and effected changes in its capital structure. In connection with the changes in capital structure, the authorized number of ordinary shares of the Company was increased by 9,500,000 shares. The Company also amended its Articles to allow for only one class of ordinary shares and one class of preference shares. All previously outstanding "A" and "B" ordinary shares have been converted into an equal number of the Company's ordinary shares with a par value of (pound) 0.10 per share (after adjustment for the five-for-one split).

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS


Each ordinary share entitles the holder to one vote. All share and per share amounts presented for periods after March 1, 1998 have been retroactively adjusted to give effect to the share split and the changes in capital structure.

On October 13, 1999, the Company completed an initial public offering of ordinary shares, receiving net proceeds (after deduction of underwriting discounts, stamp duty and other offering expenses) of E59,152 from the sale of 7,500,000 new shares.

On May 18, 2000, the shareholders of the Company approved the following resolutions related to the capital structure of Dialog that (i) subdivided the 23,954,960 authorized ordinary shares with a par value of (pound)0.20 per share by means of a two-for-one share split into 47,909,920 ordinary shares with a par value of (pound)0.10 per share, and (ii) reclassified the 5,640,194 issued and redeemed cumulative redeemable preference shares with a par value of (pound)1 per share as 56,401,940 ordinary shares with a par value of (pound)0.10 ranking pari passu with the existing ordinary shares of the Company. All share and per share amounts presented for periods ending after March 1, 1998 have been retroactively adjusted to give effect to the share split.

On June 29, 2000, the Company completed an offering of ordinary shares in Germany and the United States resulting in net proceeds (after deduction of underwriting discounts, stamp duty and other offering expenses) of E105,627 from the sale of 2,000,000 new shares at E57.50 per share.

12.  EMPLOYEE STOCK PURCHASE PLAN

On March 26, 1998, the Company and its then majority owner, Apax, adopted the Subscription and Shareholders Agreement under which employees and directors are invited from time-to-time, at the discretion of the Board, to purchase up to 3,456,890 ordinary shares of the Company from Apax or an established Employee Benefit Trust. The purchase price of the shares is equal to their estimated fair value on the date the employee or director subscribes for those shares. Employees and directors are immediately vested in their purchased shares. During the first quarter of 1999, the Trust acquired 668,800 ordinary shares from Apax for purposes of distributing them to employees under the Employee Stock Purchase Plan. For the period from March 1, 1998 to December 31, 1998 and for the year ended December 31, 1999, employees and directors purchased 2,581,360 and 473,480 ordinary shares, respectively, at fair value on the date of purchase. During 2000 the Trust distributed 57,108 shares in connection with the exercise of employee stock options. At December 31, 2000, the Trust continued to hold 375,622 shares.

13.  STOCK OPTION PLAN

On August 7, 1998, the Company adopted a stock option plan ("Plan") under which employees and directors may be granted from time-to-time, at the discretion of the Board, stock options to acquire up to 3,840,990 shares of the Company's authorized but unissued ordinary shares. Stock options are granted with an exercise price not less than the estimated fair value at the date of grant. Stock options have terms of 10 years and vest over periods of one to five years from the date of grant.

The fair value of the stock option grants was estimated using the Minimum Value Method prior to the Company's initial public offering in October 1999. The fair value of all subsequent grants is estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used for stock option grants for the years ended December 31, 2000 and 1999 and for the period from March 1, 1998 to December 31, 1998:

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS



                                                                                                   FOR THE PERIOD
                                                                  YEAR ENDED DECEMBER 31,          MARCH 1, 1998 TO
                                                                  -------------------------          DECEMBER 31,
                                                                    2000              1999               1998
                                                                    ----              ----           --------------
Expected dividend yield......................................            0%                 0%                 0%
Expected volatility..........................................           70%                --                 --
Risk free interest rate......................................          4.8%               4.0%                4.0%
Expected lives (in years)....................................          5                  5                   5
Weighted-average fair value of options granted...............  (pound) 12.35      (pound) 0.10        (pound) 0.04


Stock option plan activity for the years ended December 31, 2000 and 1999 and for the period from March 1, 1998 to December 31, 1998 was as follows:

                                                     2000                         1999                        1998
                                            ----------------------       -----------------------     ------------------------
                                                          WEIGHTED                       WEIGHTED                    WEIGHTED
                                                           AVERAGE                        AVERAGE                     AVERAGE
                                                          EXERCISE                       EXERCISE                    EXERCISE
                                            OPTIONS         PRICE         OPTIONS          PRICE      OPTIONS          PRICE
                                            -------         -----         -------          -----      -------          -----

                                                                          (PRICES IN(POUND))
     Outstanding at beginning of year        1,840,500         0.37        1,077,710         0.20             --          --
       Granted ......................        1,192,520        20.57          773,140         0.59      1,077,710        0.20
       Exercised ....................          (57,108)        0.34               --           --             --          --
       Forfeited ....................         (126,134)        0.30          (10,350)        0.20             --          --
                                            ----------        -----       ----------        -----      ---------       -----
     Outstanding at end of year .....        2,849,778         8.83        1,840,500         0.37      1,077,710        0.20
                                            ==========        =====       ==========        =====      =========       =====
     Options exercisable at year end           331,834         0.38               --           --             --          --
                                            ==========        =====       ==========        =====      =========       =====


The Company applies APB Opinion 25 in accounting for the Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income (loss) would have been the pro forma amounts indicated below for the years ended December 31, 2000 and 1999 and for the period from March 1, 1998 to December 31, 1998 (in thousands of Euro, except per share data):

                                                                                      FOR THE PERIOD
                                                     YEAR ENDED DECEMBER 31,          MARCH 1, 1998 TO
                                                    ------------------------           DECEMBER 31,
                                                     2000              1999               1998
                                                    ------             -----           -------------
     Net income (loss):
       As reported .....................            26,557             6,680             (6,990)
       Pro forma .......................            25,809             6,666             (6,991)
     Net income (loss) per share--basic:
       As reported .....................              0.62              0.16              (0.23)
       Pro forma .......................              0.59              0.16              (0.23)


The following table summaries information about stock options outstanding at December 31, 2000:


                                                                                OPTIONS OUTSTANDING
                                                                       -------------------------------------
                                                                             NUMBER           WEIGHTED-AVG.
                                                                         OUTSTANDING AT         REMAINING
RANGE OF EXERCISE PRICES                                                DECEMBER 31, 2000   CONTRACTUAL LIFE
                                                                       -------------------  ----------------
E0.32--1.28 ((pound)0.20--0.80)........................................    1,657,258                8.1
E55                                                                          287,760                8.9
E26                                                                          904,760                9.7
                                                                           --------
E0.32--55..............................................................    2,849,778                8.7
                                                                           =========

As of December 31, 2000, stock options amounting to 331,834 with a weighted average contractual life of 8.2 years were exercisable at prices ranging between (pound) 0.20 and (pound) 0.80.

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS


14.  LEASE COMMITMENTS

The Company leases design software, certain of its office facilities, office and test equipment, and vehicles under operating leases. Total rentals under operating leases, charged as an expense in the statement of income, amounted to E4,873, E2,528, E1,020 and E167 for the years ended December 31,
2000 and 1999, for the period from March 1, 1998 to December 31, 1998, and the period from January 1, 1998 to February 28, 1998, respectively.

Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2000 are as follows:

                                              2001      2002     2003     2004       2005   THEREAFTER
                                              ----      ----     ----     ----       ----   ----------
Operating leases.............................7,131     6,884    2,385     634         472       467



15.  INFORMATION ABOUT FINANCIAL INSTRUMENTS

(A)  USE OF FINANCIAL INSTRUMENTS

As a matter of policy Dialog does not engage in derivatives trading, derivatives market-making or other speculative activities.

Changes in exchange rates influence the Company's results of operations because sales are primarily denominated in US Dollars and Euros whereas purchases of raw materials and manufacturing services are primarily denominated in US Dollars. In order to hedge foreign currency exposure, the Company attempts to match cash inflows and outflows (sales with supply costs) in the same currency, primarily the US Dollar.

During 2000 to hedge the foreign currency exposure with respect to the $26 million of deposits with CSM and ESM, the Company purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euros.

(B) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, other current assets and current liabilities approximates fair value due to the short maturity of these financial instruments.

At December 31, 2000 the notional amounts, carrying amounts and fair values of the forward contracts and deposits were as follows:


                                 NOTIONAL AMOUNTS           CARRYING AMOUNTS              FAIR VALUES
                                 ----------------           ----------------              -----------
Currency contracts                    28,190                       --                        1,194
Deposits                                --                       28,190                     26,996


The fair values of the forward foreign contracts were based on reference exchange rates adjusted for the respective interest rate differentials.

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS


(C) ACCOUNTING FOR AND REPORTING OF DERIVATIVE INSTRUMENTS AND HEDGING
    ACTIVITIES

The forward foreign contracts purchased to offset the Company's exposure to identifiable transactions with currency risks are accounted for together with the underlying business transactions ("hedge accounting"). Gains and losses on forward exchange contracts are deferred off-balance sheet and are recognized as a component of the related transactions. Discounts on forward contracts are recognized as expense when incurred.

At December 31, 2000 the Company had unrealized gains on these currency contracts of E1,194.

16.  SEGMENT REPORTING

The Company operates in one segment: the design and development of semiconductor chips.

    Revenues by product-type consisted of the following:

                                                         SUCCESSOR                           PREDECESSOR
                                          ----------------------------------------------   ----------------
                                                                          FOR THE PERIOD    FOR THE PERIOD
                                           YEAR ENDED DECEMBER 31,        MARCH 1, 1998     JANUARY 1, 1998
                                          ------------------------        TO DECEMBER 31,   TO FEBRUARY 28,
                                          2000               1999             1998               1998
                                          ----               ----         ---------------  -----------------
     Revenues
       Wireless communication            180,345            68,052            28,648            4,711
       Wireline communication              9,501             2,953             2,240              300
       Automotive ...........              7,948             6,980             1,528              251
       Industrial ...........             15,221             7,852             4,584              753
       Other ................              1,444             1,409             1,197              266
                                         -------            ------            ------            -----
                                         214,459            87,246            38,197            6,281
                                         =======            ======            ======            =====

Revenues are allocated to countries based on the location of the customer; long-term assets are allocated according to the location of the respective units.


                                                         SUCCESSOR                           PREDECESSOR
                                          ----------------------------------------------   ----------------
                                                                          FOR THE PERIOD    FOR THE PERIOD
                                           YEAR ENDED DECEMBER 31,        MARCH 1, 1998     JANUARY 1, 1998
                                          ------------------------        TO DECEMBER 31,   TO FEBRUARY 28,
                                          2000               1999             1998               1998
                                          ----               ----         ---------------  -----------------
     Revenues
       Germany ................             40,941            21,024            11,550            2,116
       Sweden .................             57,866            29,679             9,835            1,498
       United Kingdom .........             21,480             5,737             3,836              524
       Other European countries             35,726            19,136             5,837              929
       Malaysia ...............             35,582             5,145                --               --
       Other Asian countries ..              5,490               496             2,100              515
       USA ....................             14,805             5,076             4,730              699
       Other countries ........              2,569               953               309               --
                                           -------            ------            ------            -----
                                           214,459            87,246            38,197            6,281
                                           =======            ======            ======            =====

                                                  DECEMBER 31,
                                 -------------------------------------------
                                   2000              1999              1998
                                 -------            ------            ------
     Long-term assets

       Germany ......            116,386            36,079            11,473
       United Kingdom             12,801             5,457             5,161
       USA ..........              1,390               967               579
       Sweden .......                554                --                --
                                 -------            ------            ------
                                 131,131            42,503            17,213
                                 =======            ======            ======

                            DIALOG SEMICONDUCTOR PLC
             NOTES TO THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS


17.  RELATED PARTY TRANSACTIONS

Adtran Inc. ("Adtran") and Ericsson Radio System AB ("Ericsson") each hold a substantial ownership interest in the Company. The Company sells components to Adtran and Ericsson in the ordinary course of business. The selling price for these transactions are negotiated on an arm's length basis. Revenues amounted to E134,110, E48,502, E18,131 and E2,740 for the years ended December 31, 2000 and 1999, for the period from March 1, 1998 to December 31, 1998, and the period from January 1, 1998 to February 28, 1998, respectively. Net receivables due from Adtran and Ericsson were E28,196, E12,645 and E4,424 at December 31, 2000, 1999 and 1998, respectively.

In August 1999, the Company acquired a cost basis investment in ESM Holdings Limited, the parent company of ESM, a silicon wafer foundry in Newport, Wales and a supplier of the Company. In August 2000, the Company participated pro rata in an additional capital contribution and loan to ESM totaling E3.3 million. Included in cost of sales in 2000 and 1999 are purchases of silicon wafers from ESM in the amount of E50,428 and E25,764. Payables due to ESM were E4,991 and E1,961 at December 31, 2000 and 1999, respectively.

18.  EARNINGS PER SHARE

    Earnings per share is determined as follows (in thousands of Euro, except number of shares and earnings per share):

                                                                                                      FOR THE PERIOD
                                                                                                      MARCH 1, 1998 TO
                                                                      YEAR ENDED DECEMBER 31,            DECEMBER 31,
                                                                      -------------------------       ------------------
                                                                        2000               1999                1998
                                                                      ------            -------             -------
     Net income (loss) ...................................            26,557              6,680              (6,990)
     Less preference share dividend ......................                --             (1,026)               (979)
                                                                      ------            -------             -------
     Net income (loss) applicable to ordinary shareholders            26,557              5,654              (7,969)
                                                                      ======            =======             =======
     Weighted average number of shares outstanding
       (in thousands)--basic .............................            42,669             35,980              34,568
     Dilutive effect of stock options ....................             1,631              1,810                  --
                                                                      ------            -------             -------
     Weighted average number of shares outstanding
       (in thousands)--diluted ...........................            44,300             37,790              34,568
                                                                      ======            =======             =======
     Earnings (loss) per share--basic ....................              0.62               0.16               (0.23)
                                                                      ======            =======             =======
     Earnings (loss) per share--diluted ..................              0.60               0.15               (0.23)
                                                                      ======            =======             =======


--------------

(1) Options issued in 2000 were not included in the computation of diluted earnings per share because the options' underlying exercise prices were greater than the average market price for Dialog ordinary shares for the year ended December 31, 2000.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F, and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Stuttgart, Germany, on June 4, 2001.

                             DIALOG SEMICONDUCTOR PLC

                                       ROLAND PUDELKO
                             -------------------------------------------------
                              BY:      Roland Pudelko
                              TITLE:   Executive Director, LED and President