Form 20-F
period 2002-02-15
DIALOG SEMICONDUCTOR PLC
filed 2002-03-27
CIK 1116581

Table of Contents

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 27, 2002

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 20-F

  REGISTRATION STATEMENT PURSUANT TO SECTION 12 (B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2000

OR

  TRANSITION REPORT PURSUANT TO SECTION 13 or 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to

COMMISSION FILE NUMBER 5-59311

DIALOG SEMICONDUCTOR PLC
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE	ENGLAND AND WALES
(Translation of Registrant’s Name Into English)	(Jurisdiction of Incorporation of Organization)

Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NAME OF EACH EXCHANGE OF WHICH
TITLE OF EACH CLASS	REGISTERED

ORDINARY SHARES OF £ 0.10 PER SHARE REPRESENTED BY AMERICAN DEPOSITARY SHARES	NASDAQ NATIONAL MARKET

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

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

Yes             No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17           Item 18

TABLE OF CONTENTS
COVER
PART I
ITEM 1 Identity of Directors, Senior Management and Advisers
ITEM 2 Offer Statistics and Expected Timetable
ITEM 3 Key Information
ITEM 4 Information on the Company
ITEM 5 Operating and Financial Review and Prospects
ITEM 6 Directors, Senior Management and Employees
ITEM 7 Major Shareholders and Related Party Transactions
ITEM 8 Financial Information
ITEM 9 The Offer and Listing
ITEM 10 Additional Information
ITEM 11 Quantitative and Qualitative Disclosures About Market Risk
ITEM 12 Description of Securities Other than Equity Securities

PART II

ITEM 13 Defaults, Dividend Arrearages and Delinquencies
ITEM 14 Material Modifications to the Rights of Security Holders and Use of Proceeds

PART III

ITEM 17 Financial Statements
ITEM 18 Financial Statements
ITEM 19 Exhibits

FORWARD-LOOKING STATEMENTS

     The annual report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

Cover | Table of Contents

PART I

Cover | Table of Contents

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE.

Cover | Table of Contents

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE.

Cover | Table of Contents

ITEM 3.   KEY INFORMATION

A.     SELECTED FINANCIAL DATA

We derived the following selected historical and pro forma financial data from our consolidated financial statements and those of our predecessor business. You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects”. We derived the selected historical consolidated financial information of our predecessor business for the period from January 1, 1998 to February 28, 1998 and as of December 31, 1997 and for the year then ended from the audited consolidated financial statements of our predecessor business, which have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft. We derived the selected historical consolidated financial information of Dialog Semiconductor Plc as of December 31, 2001, 2000 and 1999, for the years ended December 31, 2001, 2000 and 1999, and for the period from March 1, 1998 to December 31, 1998 from our audited consolidated financial statements, which have been audited by KPMG. The audited consolidated financial statements for the years ended December 31, 2001, 2000 and 1999 are included elsewhere in this annual report.

We derived the pro forma statement of income of Dialog Semiconductor Plc for the year ended December 31, 1998 from the audited consolidated statement of income of our predecessor business for the period from January 1, 1998 to February 28, 1998 and from the audited consolidated statement of income of Dialog Semiconductor Plc for the period from March 1, 1998 to December 31, 1998, in each case as audited by KPMG. We prepared the pro forma financial information solely to assist comparisons across financial periods. This pro forma information does not purport either to represent actual results or to be indicative of results which will be achieved in future periods. You may find it helpful to read this data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements, the related notes and other financial information included elsewhere in this annual report. You may also find it helpful to read “Item 5. Operating and Financial Review and Prospects-Overview-Acquisition” for more information on the acquisition of our predecessor business and to which the pro forma financial information relates.

Our audited consolidated financial statements and those of our predecessor business were prepared in accordance with US GAAP.

The following tables should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Successor (1)					Predecessor (2)

	Year ended December 31,				For the period	For the period	Year ended
					March 1, 1998 to	January 1, 1998 to	December 31,
					December 31,	February 28,
(IN THOUSANDS OF EURO) (5)	2001	2000	1999	1998(3)	1998	1998	1997

				(unaudited
				pro forma)

STATEMENT OF INCOME DATA:
Revenues	100,519	214,459	87,246	44,478	38,197	6,281	38,528
Cost of sales (including excess inventory provision of 10,689 in 2001)	(79,637)	(138,866)	(56,749)	(25,429)	(21,896)	(3,533)	(26,728)

Gross margin	20,882	75,593	30,497	19,049	16,301	2,748	11,800
Selling and marketing expenses	(4,054)	(5,672)	(3,888)	(3,515)	(2,714)	(801)	(4,451)
General and administrative expenses	(5,569)	(5,972)	(2,698)	(2,610)	(2,363)	(247)	(1,277)
Research and development	(31,256)	(22,898)	(11,108)	(6,656)	(5,542)	(1,114)	(3,773)
Amortization of goodwill and intangible assets	(3,202)	(2,651)	(1,237)	(957)	(802)	(3)	(15)
Acquired in-process research and development	—	—	—	(9,300)	(9,300)	—	—

Operating profit (loss)	(23,199)	38,400	11,566	(3,989)	(4,420)	583	2,284
Interest income, net	898	1,940	13	(155)	(129)	(26)	(214)
Foreign currency exchange gains and losses, net	306	2,627	(329)	(63)	(11)	(52)	31
Write-down of investment	(42,405)	—	—	—	—	—	—

Result before income taxes	(64,400)	42,967	11,250	(4,207)	(4,560)	505	2,101
Income taxes	22,721	(16,410)	(4,570)	(2,721)	(2,430)	(291)	(1,078)

Net income (loss)	(41,679)	26,557	6,680	(6,928)	(6,990)	214	1,023

Basic earnings (loss) per share(6)	(0.95)	0.62	0.16		(0.23)
Diluted earnings (loss) per share(6)	(0.95)	0.60	0.15		(0.23)
BALANCE SHEET DATA:
Cash and cash equivalents	32,626	29,879	11,257		2,958		1,105
Working capital(4)	50,394	70,589	26,683		2,943		1,745
Total assets	178,443	247,423	90,864		31,92		16,225
Financial liabilities	—	—	56		3,489		5,415
Cumulative redeemable preference Shares	—	—	—		37,607		—
Shareholders’ equity	157,706	199,194	68,611		3,036		4,408
OTHER DATA:
Weighted average number of shares outstanding (in thousands):
Basic	43,788	42,669	35,980		34,568
Diluted	43,788	44,300	37,790		34,568

(1)	Dialog Semiconductor Plc and its subsidiaries from and after the acquisition effective March 1, 1998.

(2)	Dialogue Semiconductors Limited and its subsidiaries, a majority-owned group of companies of Daimler-Benz AG (now DaimlerChrysler AG), prior to the acquisition effective March 1, 1998.

(3)	The pro forma statement of income data for the year ended December 31, 1998 gives effect to our acquisition of our predecessor business as if this acquisition had occurred on January 1, 1998. We have accounted for the acquisition using the purchase method of accounting. Accordingly, we allocated the € 28.0 million purchase price to the assets acquired and the liabilities we assumed based upon their fair values. The purchase price exceeded the fair value of the net assets we acquired by approximately € 11.1 million. We recorded this amount as goodwill and are amortizing it over 15 years.

     Here is how we calculated the pro forma statement of income data:

•	We combined the results of operations of our predecessor business for January and February, 1998 with the results of our operations for the ten months from March through December, 1998.

•	We added € 152,000 to amortization of goodwill and intangible assets to show the amount of amortization expense we would have had if the acquisition had occurred on January 1, 1998.

(4)	Current assets less current liabilities.

(5)	All balances prior to January 1, 1999 have been restated from Deutsche Mark into Euro using the exchange rate as of January 1, 1999 (€ 1 = DM1.95583).

(6)	Because our predecessor was a limited liability company and part of a group of UK companies majority-owned by Daimler-Benz AG, presentation of earnings per share information for the period from January 1, 1998 to February 28, 1998, for the years ended December 31, 1997, and pro forma for the year ended December 31, 1998 is not meaningful.

B.     EXCHANGE RATE INFORMATION

The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US Dollars per (£)1.00.

Year	Period End	Average (1)	High	Low

1997	$1.64	$1.64	$1.70	$1.58
1998	1.66	1.66	1.72	1.61
1999	1.62	1.61	1.68	1.55
2000	1.50	1.51	1.65	1.40
2001	1.45	1.44	1.47	1.41
MONTH
September 2001			1.47	1.44
October 2001			1.48	1.42

Year	Period End	Average (1)	High	Low

November 2001			1.47	1.41
December 2001			1.46	1.42
January 2002			1.45	1.41
February 2002			1.43	1.41
March 2002 (through March 15)			1.42	1.41

(1)	The average of the noon buying rates on the last day of each month during the year.

On March 15, the noon buying rate was $1.42 per £1.00.

The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in Euros as certified for customs purposes by the Federal Reserve Bank of New York expressed in US Dollars per € 1.00. All exchange rates relating to periods prior to January 1, 1999 have been calculated using the noon buying rate in New York City for cable transfers in Deutsche Mark expressed in US Dollars per Euro divided by the fixed Deutsche Mark/Euro exchange rate in effect on and after January 1, 1999 of DM1.95583 per € 1.00.

Year	Period End	Average(1)	High	Low

1997	$1.09	$1.12	$1.04	$1.27
1998	1.17	1.11	1.05	1.22
1999	1.01	1.06	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.89	0.93	0.85
MONTH
September 2001			0.93	0.89
October 2001			0.92	0.89
November 2001			0.90	0.88
December 2001			0.90	0.88
January 2002			0.90	0.86
February 2002			0.88	0.86
March 2002 (through March 15)			0.88	0.87

(1)	The average of the noon buying rates on the last day of each month during the year.

On March 15, the noon buying rate was $0.88 per € 1.00.

C.     RISK FACTORS

In addition to other information in this annual report, you should carefully consider the risks described below before deciding to invest in our ordinary shares or ADSs. Any of these risk factors could materially and adversely affect our business, financial condition or operating results. In that case, the trading price of our ordinary shares and ADSs could decline, and you could lose all or part of your investment. It is not possible to predict or identify all relevant risk factors and, therefore, the following list should not be considered to be a complete statement of all potential risks or uncertainties.

Our revenues, profitability and growth could decline
if the growth of the wireless communications market slows

We derive a substantial portion of our revenue from the wireless communications market. Our revenues from wireless communications applications accounted for 77% of our total revenues for the year ended December 31, 2001. The wireless communications market experienced an industry-wide decline in demand for mobile communications products during the year ended December 31, 2001. Our revenues decreased 53% from € 214.5 million for the year ended December 31, 2000 compared with € 100.5 million for the year ended December 31, 2001, primarily as a result of the decline. In future periods, conditions in the wireless communications market may fluctuate, which could result in either growth or decline. Conditions in the wireless communications market may be influenced by numerous factors, including:

•	national and regional regulatory environments

•	general economic conditions

•	advances in competing telecommunication and information technologies

•	manufacturing capacity

•	perceived health risks to mobile phone users

Any significant constraints on the growth of, or downturns in, the wireless communications market could have a negative effect on our future revenues and profit growth.

Perceived health risks relating to mobile handsets could lead to decreased demand for ASICs

Some members of the medical community have expressed concern that the electromagnetic signals from mobile handsets may cause brain tumors, memory loss or DNA and genetic damage. The perceived health risks and related publicity or litigation could reduce the demand for mobile handsets and related applications specific integrated circuits, or ASICs, and, thus, reduce our sales and revenues.

If we are unable to adapt rapidly to changing markets and technology, we may lose customers and be unable to develop new business

The market in which we compete is characterized by continuous development and technological improvement. As a result, our success depends on our ability to develop new designs and products on a cost-effective, timely basis. Our future success also depends on our ability to anticipate and respond to new market trends, to rapidly implement new designs that satisfy customers’ desires, and to keep abreast of technological changes within the semiconductor industry generally. If we fail to successfully design and develop new products and product enhancements that respond to technological changes and customer requirements in a timely and cost-effective manner, we may be unable to respond to competitive challenges. We could also lose customers and experience a lower demand for our products.

We depend on Ericsson, Siemens and a few other customers for most of our revenues, and the loss of one or more of these customers may result in a material decline in our revenues

We derive a substantial portion of our revenues from a relatively small number of wireless communications manufacturers that require high performance, low cost semiconductor products. Sales to our two largest customers accounted for 67% of our revenues in 2001, 75% of our revenues in 2000 and 69% of our revenues in 1999. The loss of one or more major customers, in particular Ericsson or Siemens, or material decreases in sales to one or more of our other major customers would result in a material decrease in our revenues. In addition, because we depend on a relatively small, focused customer base we are exposed to downward pricing pressures from those customers.

We may not be able to remain competitive if we lose any of our key executives

Our success depends to a significant extent upon the continued service of our key senior executives, particularly of our management board members. We rely heavily on senior management’s special knowledge and its ability to maintain relationships with our key customers. If we lose any of our key senior executives, we may not be able to retain our current customers or develop business with new customers.

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

We may not be able to recover any of our investment in the parent company of one of our principal foundries, European Semiconductor Manufacturing Limited, and a continued downturn in the semiconductor industry could adversely affect our ability to recover our investments in another foundry

Commencing in 1999, we made a series of investments in ESM Limited, the parent company of one of our principal foundries, European Semiconductor Manufacturing Limited, in the form of equity interests, loans and advance payments for products. ESM Limited and European Semiconductor Manufacturing Limited have since experienced significant financial difficulties and, as a result, we wrote-off our total investment in ESM Limited which resulted in a € 42.4 million pre-tax charge to earnings in the fourth quarter of 2001. In January 2002, ESM Limited and European Semiconductor Manufacturing Limited were placed in receivership (a reorganization under UK law). We recently learned that the receiver had successfully completed negotiations that will result in the sale of ESM Limited to International Rectifier

Corporation. Based on the terms of the sale agreement, we expect to receive approximately€ 6 million of our investment in ESM Limited. See Notes 3 and 18 to the Consolidated Financial Statements.

We also maintain a $20 million deposit with and have made advanced payments of $10 million in 2000 to another foundry, Chartered Semiconductor Manufacturing. Under the terms of our contract with Chartered Semiconductor Manufacturing, the deposit and advanced payments will be refunded to us in proportion to our future wafer purchases. We currently expect to recover the entire amount of our deposit and advance payments in the form of wafers. However, prolonged adverse market conditions could affect our estimates about the recoverability of these investments. It is reasonably possible that our future operating results could be materially adversely affected if we determine that it is necessary to write-off a portion or all of our investment.

The loss of one of our principal foundry relationships or assembly services or a delay in foundry or assembly production may result in a material loss of production and revenue

As discussed above, ESM Limited and European Semiconductor Manufacturing Limited experienced significant financial difficulties and were placed in receivership in January 2002. We have secured supplies of silicon from multiple sources and we believe that we have sufficient quantities of silicon on hand to maintain levels of production to meet our current needs.

However, a material production delay, limitation or other detrimental effect on production at one of our other principal foundries could result in a material loss of revenue until such production is restored or until the affected product lines are transferred to another foundry. A foundry’s production can be delayed, limited or detrimentally affected by, among other things:

•	difficulties in the manufacturing process

•	the complexity of individual designs

•	failure of suppliers to meet delivery dates

•	shortages in raw materials or silicon impurities

•	other factors or circumstances outside our control

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

We outsource our silicon wafer fabrication and, therefore, access to semiconductor manufacturing plants, or “fabs”, is necessary to our business. Access to fabs, however, may become increasingly difficult in future years as the semiconductor industry continues to grow. If we are unable to obtain access to sufficient manufacturing capacity at fabs, we could experience significant delays or a loss of production, which could result in a material loss of revenues. Additionally, if there is a shortage of available manufacturing capacity at fabs, we may have to pay more for the manufacture of silicon wafers.

We face intense competition, and if we are unable to compete effectively, we could lose customers

Many of our direct and indirect competitors are major international semiconductor companies with substantially greater technical, financial and marketing resources and name recognition. In addition, in the future we may face increased competition from smaller, niche semiconductor design companies. Further, some of our customers could decide to satisfy their ASIC demands through in-house design and production. We compete with these competitors primarily on the basis of the following attributes:

•	price

•	design cycle time

•	reliability

•	performance

•	customer and logistical support

•	reputation

Our inability to compete effectively on any of these bases or others could affect the pricing of and demand for our products. See “Item 4. Information on the Company — Competition”.

Our business, financial condition and reputation may be materially adversely affected if our ASICs, or the electronic systems of which they are a part, contain defects that cause damage or injury

Our ASICs form part of larger complex products such as mobile phones and airbag sensors. Defects in our ASICs, or in the electronic systems of which they are part, may directly or indirectly result in damage to third parties’ property, physical injury or even death. If such defects occur, they may result in:

•	product liability claims

•	expensive and time-consuming modifications

•	damaged customer relationships

•	damage to our reputation

•	loss of market share

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

We sell our products primarily in Europe, Malaysia, China and the United States. Our operations are subject to risks inherent in international business activities, including:

•	general economic conditions in each country

•	costs of complying with a variety of regulatory environments

•	currency conversion risks and the effect of fluctuations in currency exchange rates

•	taxation by multiple government entities

•	tariffs and other trade barriers

•	staffing and managing foreign operations

We conduct our business primarily in US Dollars and Euros, the currency in which we state our financial statements (prior to January 1, 1999 we used the Deutsche Mark).

Since its introduction on January 1, 1999, the Euro has declined in value against the US Dollar. From the date of its introduction through January 31, 2002, the value of the Euro declined approximately 25% against the US Dollar. Changes in the exchange rate between the Euro and other non-Euro currencies, principally the US Dollar, will affect the translation of our consolidated financial results into Euros, and will also affect the value of any amounts that our subsidiaries distribute to us. Exchange rate changes may also affect our balance sheet. Changes in the Euro values of our assets and liabilities resulting from exchange-rate movements may cause us to record foreign currency gains and losses. We do not currently enter into forward or other derivative transactions to hedge against exchange rate fluctuations, except with respect to certain deposits with our foundries as described below.

Changes in exchange rates also influence our results of operations. Our sales are primarily denominated in US Dollars, Euros, and, prior to January 1, 1999, the Deutsche Mark, whereas our purchases of raw materials and manufacturing services are primarily denominated in US Dollars. For the year ended December 31, 2001, 46% of our revenues were denominated in Euros, 51% were denominated in US Dollars, 2% were denominated in Swedish Krona and 1% were denominated in Pound Sterling and 22% of our cost of sales was denominated in Euros and 78% was denominated in US Dollars. For the year ended December 31, 2000, 30% of our revenues were denominated in Euros and 70% were denominated in US Dollars and 24% of our cost of sales was denominated in Euros and 76% was denominated in US Dollars. For the year ended December 31, 1999, 36% of our revenues were denominated in Euros and 64% were denominated in US Dollars and 19% of our cost of sales was denominated in Euros and 81% was denominated in US Dollars. In order to hedge our foreign currency exposure, we attempt to match cash inflows and outflows in the same currency, primarily the US Dollar.

During 2001 to hedge our foreign currency exposure with respect to $26 million of deposits with Chartered Semiconductor Manufacturing Pte., Ltd and ESM Limited, we purchased foreign currency forward contracts to effectively convert the US Dollar deposits into Euros. See “Item 5. Operating and Financial Review and Prospects-Wafer Supply Agreements” and “— Foreign Currency Exposure” and Note 15 to the Consolidated Financial Statements.

With the exception of specific foreign currency forward contracts, we may be unable to match inflows and outflows adequately, which increases our exposure to changing exchange rates.

Our future operating results could be materially affected if judgments underlying any of our accounting policies were to significantly change

A number of our accounting policies involve judgments about various factors, including our financial and operating condition, the wireless communications industry and general economic conditions. There is a reasonable likelihood that our future operating results could be materially affected if the conditions or assumptions on which our judgments are based were to significantly change. See “Item 5. Operating and Financial Review and Prospects-Critical Accounting Policies and Related Uncertainties”.

Cover | Table of Contents

ITEM 4.   INFORMATION ON THE COMPANY

A.     HISTORY AND DEVELOPMENT OF THE COMPANY

Dialog Semiconductor Plc is a public limited company constituted under the laws of England and Wales. Our business originated from the European activities of International Microelectric Products, Inc., a US company active in the semiconductor industry. In May 1985, International Microelectric Products, Inc. incorporated IMP (UK) Limited as a private limited company registered in England and Wales. At the end of 1989 and the beginning of 1990, Daimler-Benz AG, now DaimlerChrysler AG, acquired IMP (UK) Limited. International Microelectric Products (Europe) Limited became part of a Daimler-Benz AG subsidiary, Temic Telefunken Microelectric GmbH, now Conti Temic microelectronic GmbH (“TEMIC”). In March 1998, three of our major shareholders, Apax Partners, Adtran, Inc. and Ericsson provided funding to finance our buyout of the business from Daimler-Benz AG for € 28.0 million. See “Item 5. Operating and Financial Review and Prospects-Acquisition”.

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

B.     BUSINESS OVERVIEW

We develop and supply types of silicon chips called mixed signal ASICs, or applications specific integrated circuits, for wireless communications and automotive applications. All of our innovative products are developed in 100% Complimentary Metal Oxide Semiconductor, or CMOS, technology and are used by major original equipment manufacturers or, OEMs, around the world. Our core competence is the design of complex analog and digital (mixed signal) integrated circuits complemented by our ability to rapidly deliver qualified and tested products directly to the customer. We draw on our team of highly skilled engineers and an extensive library of ASIC designs and know-how to respond to the requirements of our customers. We have historically focused on two applications for the mobile telephone market, namely audio-CODEC and power management. Audio CODEC is the critical interface between outside world analog signals (such as the human voice) and the digital data processing inside a mobile phone. Power management controls the supply of power from the battery to the other subsystems and controls their power consumption. More recently we initiated strategic research and development programs in order to leverage our expertise and to expand our product and customer base. Our new applications include multimedia, digital camera and MP3 modules, sensors and radio frequency, or RF.

We have developed a strategy for outsourcing the manufacture and assembly of our ASICs. We have entered into partnerships with leading semiconductor foundry manufacturing plants, or foundries, which maintain state of the art facilities. This enables us to offer high quality products without being required to make the substantial capital investment required by an in-house foundry. We monitor and control the complete production process and ensure quality through pre-shipping testing of all final products. Our test programs are developed by our test engineers at the same time as ASIC design and are based upon specifications determined by the individual customer. Our rigorous test process enables us to ensure the overall quality of the manufactured product prior to its delivery to our customer.

INDUSTRY BACKGROUND

Semiconductors and mixed signal ASICs

Semiconductors are essential building blocks in today’s electronic products, including mobile telephones. Integrated circuits are complex semiconductor devices that consist of a single piece of silicon and are commonly referred to as a “chip”. In the past, standard integrated circuits were placed close together to create a system that met the requirements of an application. This standardization in turn has created a foundry industry which produces “wafers”, consisting of multiple identical silicon chips. In order to reduce size and costs and increase performance ASICs were developed. ASICs integrate these circuits together on one custom designed chip. A mixed signal ASIC processes both analog and digital data.

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

Mixed signal ASICs in the wireless communications market

Following exceptional growth in the wireless communications market in 2000, there was a reduction in demand for cellular handsets in 2001. The number of handsets manufactured in 2001 declined by 25% as compared to 2000. The majority of phone manufacturers had overstocked inventories as a result of over production of handsets and phone components in late 2000. With the global economy slowing at the same time, customer demand was also depressed, extending the time required to sell the excess inventory. This situation has prompted a major restructuring of the industry, including the merger of the Ericsson and SONY mobile phone divisions, the decision by both Ericsson and Motorola to offer their intellectual property in mobile phones to third parties, and the downsizing and outsourcing of production by many manufacturers. Additionally, major companies have changed the focus of their activities, concentrating on profitability rather than unit sales volumes. There has also been a consolidation of development resources in so-called “third generation” systems, most notably in Japan, to speed up the time to market for new handsets, to assist interoperability and to share development costs.

During 2001 China surpassed the USA as the single largest phone market with more than 120 million subscribers, and the market in China is forecasted to continue to grow. Sales of replacement handsets have dominated Western European and Japanese markets as penetration rates have reached 70 to 80%. This in turn has focused development activities towards the support of new features and improved data capabilities. The success of i-Mode in Japan during 2001 demonstrated the viability of wireless data services. The introduction of so-called “2.5 generation” systems in 2001 is an opportunity for the industry to deliver effective data services after a disappointing false start in 2000. For more information, see “Item 5. Operating and Financial Review and Prospects — Trend Information”.

Despite the turbulence in the wireless marketplace, Nokia has maintained its leading position, with Motorola, Ericsson, Siemens and Samsung following at some distance.

OUR SOLUTION

We design and supply mixed signal ASIC solutions on an efficient basis to targeted customers in the wireless communications and automotive markets. Building on our proven expertise in mixed signal ASIC design, we have developed a considerable reputation in creating innovative, customer-specific solutions. We believe that the following key factors have contributed to our success.

Design expertise and product innovation

We concentrate solely on designing increasingly complex mixed signal ASIC solutions and have accumulated substantial know-how in this area. We employ our know-how to respond to our customers’ demands and to identify new product solutions that increase performance while lowering overall system costs.

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

OUR STRATEGY

We believe that increased demand for new applications and technical improvements in the wireless communications market will require handset manufacturers to rely more on the type of ASICs that we supply to achieve the cost and performance demands of the market.

Our objective is to be the leading global supplier of mixed signal ASICs to the wireless communications market. To meet these objectives, we have developed a focused strategy.

Remain focused on existing business model

We intend to remain focused on our existing business model, which includes outsourcing silicon wafer production to foundry manufacturing plants and supplying ASICs using mainstream CMOS technology. We maintain control over our entire production process and ensure product quality through pre-shipping testing of all final products. By selectively outsourcing production to foundries and assemblers, we believe it minimizes the substantial cost of purchasing semiconductor production equipment and allows us to concentrate management efforts on our core competencies.

Expand engineering expertise

We recognize that one of our key strengths lies in the engineering expertise of our employees in design, product development and testing. Due to the increasing complexity of mixed signal design and production, it is essential to our ongoing success that we attract, develop and retain key engineering personnel. We intend to continue to meet this challenge by offering our technical staff a variety of ongoing educational and career opportunities, combined with performance incentives and by actively recruiting additional highly skilled individuals. See “— Sales and Marketing” below.

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

Proactively refine customers’ system architecture

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

Selectively expand global capabilities

We have successfully developed a strong, focused customer base in Europe. In order to support and service our growing customers, we will consider expansion through organic growth and selected acquisitions. To this end, we have established facilities in Graz, Austria and Tokyo, Japan to extend the range of ASICs offered for mobile communications to include radio frequency, or RF, components and to support local customers in Japan. See “Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources”.

OUR PRINCIPAL PRODUCTS

We focus on the production and supply of mixed signal ASICs for the mobile communications market and, to a lesser but increasing extent, for the automotive electronics market. We also supply ASICs for other consumer and industrial applications in the lighting systems and data communications markets. For the year ended December 31, 2001, approximately 61% of our revenues originated from Europe (of which approximately 62% originated outside Germany), 28% originated from Asia and 6% originated from North America. For the year ended December 31, 2000, approximately 73% of our revenues originated from Europe (of which approximately 74% originated outside of Germany), 19% originated from Asia and 7% originated from North America. For the year ended December 31, 1999, approximately 87% of our revenues originated from Europe (of which approximately 72% originated outside of Germany), 7% originated from Asia and 6% originated from North America.

ASICS FOR WIRELESS COMMUNICATION

We supply mixed signal ASICs to mobile telephone manufacturers primarily for use in handset Audio CODEC and power management systems. Revenues from our mobile communications mixed signal ASICs accounted for approximately 77% of our revenues for 2001, 84% of our revenues for 2000 and 78% for 1999.

The mobile phone can be divided into five subsystems:

•	The RADIO FREQUENCY subsystem is responsible for transmitting and receiving communication signals.

•	The BASEBAND, or digital control subsystem uses a micro-controller and a digital signal processor to control the functioning of the phone and interacts with the operator of the phone through the display and keypad.

•	The FLASH MEMORY provides all software necessary for the operation of the phone and retains all user specific data.

•	The AUDIO AND POWER MANAGEMENT subsystem.

•	The MULTIMEDIA APPLICATION subsystem.

Historically we have concentrated on the production of our Audio-CODEC and power management ASICs for mobile phones and have successfully developed 38 designs in these two areas. More recently, we have leveraged our expertise in new applications within wireless devices. One of our new applications includes a plug-in or built-in digital camera module for mobile phones.

Audio and Power Management

Developments in both Audio-CODEC and power management technology have reached a point where these two functions can be combined on a single circuit. Our competence in both areas means that we can provide advanced solutions without compromising performance. By combining audio and power management systems into a single circuit we have successfully met market demands for smaller and less expensive systems. In 2001, we had one design in production and shipped approximately seven million units.

Audio-CODECs

The audio performance of a mobile phone is one of the most important features for consumers selecting a new handset. Therefore, we have concentrated on delivering high quality audio performance, integrating successive generations of audio CODEC functions. The audio processing subsystem works by taking the analog voice input from the microphone and converting this to digital information so that it can be processed and transmitted through the network. In the opposite direction it converts digital speech or digital music back to an analog signal and then drives the phone’s loudspeaker. Built around the basic sound conversion are a host of other functions such as volume control and noise shaping to make the sound as clear as possible.

These features are what make a phone pleasant to use, delivering speech sounds which are natural rather than harsh and metallic or muffled.

Historically, mobile phone consumers have used the phone to convey speech, but recent advances in design now enable them to use phones like a “Walkman”, either by incorporating a built in radio or by playing stored music through MP3 files. These functions extend the performance requirements of the Audio CODEC to include ‘Hi Fi’ performance. We have devoted significant resources to meet this new audio challenge.

In 2001, we had two designs in production and shipped approximately twelve million units. In 2000, we had four designs in production and shipped approximately 38 million units. In 1999, we had three designs in production and shipped approximately 18 million units.

Power management

Mobile phone users are, above all, looking for convenience when they buy a new handset, and standby and talk time are critical features. Both standby and talk time are controlled by the power management subsystem within the phone, which controls the power supply to all of the functions in the phone, ensuring power is used most effectively and that all the functions have the optimum operating environment. Efficient power management delivers maximum standby and talk time. The power management block is also responsible for charging and monitoring the battery and providing functions such as fuel gauging, where the user is able to see how much longer the phone can be used before re-charging.

In 2001, we had 6 designs in production and shipped approximately 38 million units. In 2000, we had eight designs in production and shipped approximately 78 million units. In 1999, we had four designs in production and shipped approximately 16 million units.

Multimedia and other applications

Digital camera module — MP3 playback — Multimedia Messaging Services

We no longer use the phone just to talk. Increasingly, it is becoming an information and entertainment tool. But as phones become more complex it is essential that they remain easy to use. That means more sophisticated ways are needed to handle information and better ways to enter information or navigate to the functions we require. As an entertainment tool, the phone is evolving to include personal stereo features such as FM radio and MP3 playback, the first stages of multimedia support. The next stage in developing multi-media phones is the inclusion of digital camera functionality, initially for still photography linked to Multimedia Messaging Services or MMS, and then to full motion video applications such as video conferencing. The ability to add pictures to messages whilst on the move has many applications, and even in its simplest form, makes communication far more personal. Adding this function to a phone is a complex task. It requires competence in imaging, data conversion and digital signal processing, as well as advanced packaging and silicon technology. We have already shipped products containing MP3 and stereo radio functions and have recently completed the development of a complete digital camera accessory including a customized image processor.

Force sensor

To help phone users navigate these increasingly capable machines, an extension of the current keyboard has been developed to include a force sensor. This is similar to a joystick or touch screen function and allows the user to select items without having to press a host of keys or scroll through multiple screens. Many users are familiar with using a joystick to navigate as it is a common feature of the personal computer. Our focus in this area is on joystick sensor interfacing and signal conditioning, to ensure mechanical movements convert to electronic position data precisely. Our established expertise in mixed signal processing also places us in a strong position for touch screen interfacing due to the precision data converter requirements of these applications.

Bluetooth™

As we generate and handle more information with the phone, communication is no longer just between individual phones in the traditional sense. Increasingly we need to have Machine-to-Machine interfaces, links in and between Personal Area Networks and ad hoc connections. These allow us to connect the phone to computers and other pieces of electronic equipment so that we can transfer data such as emails, photographs or software. In this way the phone becomes a wireless access point as well as a voice communicator. In the mobile world Bluetooth™ has been developed to allow short-range communication between devices at low cost and with low power consumption. Bluetooth™ enabled products are starting to become available in the market but remain relatively expensive. We are actively addressing this need to develop a low cost product with the development of “zero chip”, a highly integrated silicon solution that includes all analog and digital functionality on a single small device. This new product precisely encompasses our core competencies and we are actively developing zero chip Bluetooth™ solutions to be integrated within our existing products.

ASICS FOR WIRELINE COMMUNICATION

The products we supply for the wireline communication market provide the interface between the transmission cable or telephone line and digital transmission equipment such as central office line cards, routers or multiplexers. Our products support T1, T3, HDSL, SDSL and G.shdsl transmission standards, embracing the latest high-speed transmission technologies. Our solutions are targeted at improving system efficiency, increasing transmission distance and lowering the cost of providing high-speed connections throughout networks. We currently produce ASICs in data communication for Adtran. Revenues generated by these applications accounted for approximately 3% of our total revenues for 2001, 4% of our total revenues for 2000 and 3% of our total revenues for 1999. In 2001, we have four designs in production and shipped approximately one million units. In 2000, we had five designs in production and shipped approximately three million units. In 1999, we had four designs in production and shipped approximately one million units.

AUTOMOTIVE ASICS

Although we intend to remain focused on our established expertise in the wireless communications market, we also intend to increase our penetration in sectors of the automotive electronics market by offering selective design applications to key automotive suppliers. Revenues from our automotive applications accounted for approximately 6% of our revenues for 2001, 4% of our revenues for 2000 and approximately 8% of our revenues for 1999. In 2001, we had nine designs in production and shipped approximately eight million units. In 2000, we had nine designs in production and shipped approximately 13 million units. In 1999, we had eight designs in production and shipped approximately 16 million units.

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

Safety

Heightened consumer awareness has created new demands on car manufacturers to increase the safety components available in new car models. Cars today have an increasing number of airbags in order to protect passengers from specific areas of impact (for example, head, knee and side impact). Additionally, according to Dataquest, a number of automotive electronic suppliers are developing “smart” airbags which will tailor inflation of the airbag to adjust for the size of the occupant and external conditions such as the velocity of impact. All of these products will require additional, increasingly sophisticated semiconductor sensors which can be adapted to their specific applications.

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

OTHER INDUSTRIAL APPLICATIONS

In addition to providing analog and mixed signal design expertise to the wireless communications and automotive markets, we also have developed a relatively small but established product range in dimming, motor control, sensor and power management ASICs for use in lighting systems. We currently have an exclusive supply agreement with Tridonic, a large manufacturer of lighting systems. Revenues generated by these industrial applications accounted for approximately 14% of our total revenues for 2001, approximately 7% of our total revenues for 2000 and approximately 9% of our total revenues for 1999. While we intend to maintain our existing product base in the lighting control sectors, we have no current plans for expansion.

PRINCIPAL CUSTOMERS

Our principal customers are recognized wireless communications manufacturers and automotive equipment manufacturers. In light of the rapid pace of technological development and customer demand for increasingly complex functionality, our partnerships with our customers has allowed them to draw on us as an outside source of expertise. For us, the close working relationship with our customers provides an opportunity to continually develop and fine-tune market leading technological expertise with a recognized industry leader.

Ericsson

We have developed a long-term partnership with Ericsson, one of the world’s leading wireless communications suppliers. We provide a range of ASIC products that are used in several Ericsson platforms, and we are also in preliminary design discussions with Ericsson on a variety of next generation products.

Siemens

We have a strong and growing relationship with Siemens, a significant European wireless communications manufacturer. A range of our ASIC products are currently in a number of Siemens’ handsets.

Conti Temic microelectronic Gmbh

We have a long-term relationship with Conti Temic microelectronic GmbH for which we have developed several generations of airbag sensor chips as well as other safety applications.

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

Other customers

In addition to Ericsson and Siemens, our current wireless communications customers include Sagem, Motorola, Telit Mobile Terminals and Sunarrow Limited. In addition to Conti Temic microelectronic GmbH and Bosch, our other automotive and industrial clients include TRW, VDO, Adtran and Tridonic.

OUR PRODUCT CYCLE

We design, develop and supply mixed signal ASICs. We outsource the actual manufacture of wafers and assembly to selected foundries and assemblers. Once the manufacture and assembly has been completed, all of our products are tested, the large majority in-house, before final delivery to our customers. A description of our process from design to delivery can be summarized as follows:

•	design and development

•	manufacture of wafers

•	assembly

•	testing

•	delivery

Design and development

Our engineering group consists of 176 professionals with mixed signal ASIC experience and has a current development capacity of approximately 30 new designs per year. We use design tools from Cadence Design Systems, Inc. to increase design automation and top level simulation to identify system design incompatibilities at an early stage. Furthermore, we base our production around a standard CMOS semiconductor technology process in order to focus the design efforts more effectively. See “— Manufacture of Wafers” below.

We believe we offer our clients a significant advantage through our ability to rapidly develop mixed signal ASIC designs. This ability has been fostered through many years of design experience and a highly skilled engineering staff. We keep track of evolving design elements through our design library database. We achieve rapid design cycles through our strategy of modifying and reusing previously designed building blocks. In 2000, we completed the acquisition of the rights to the CR16B, a 16 bit microprocessor core. This core, which utilizes the CompactRISC™ architecture developed by National Semiconductor for embedded applications that are integrated with other functions on a single integrated circuit, provides a high performance, general purpose, flexible and power efficient platform that can be used in a wide variety of designs. This technology enables us to develop system-on-chip, or SOC, designs combining analog, digital and microcontroller functions. We have successfully integrated circuits combining complex digital functions including eFlash, which can simultaneously handle 40V in a 0.35-micron technology.

We assign dedicated design teams to each customer. These teams work closely with the customer in order to identify and develop customized system solutions. This approach builds close customer relationships and insures that each design team develops a detailed knowledge of the customer’s product enabling it to rapidly develop innovative applications.

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

Once a solution has been selected by a customer, we typically enter into a development and supply agreement with the customer. Such an agreement contains a description of the technical concept, a detailed timetable outlining the various development stages or “milestones”, a breakdown of each development stage or milestone cost and details regarding unit pricing. Our terms of payment are usually divided into a series of stage or milestone payments. Once a milestone has been achieved, a progress report is released to the customer. Upon approval of each milestone, an invoice is sent to the customer with payment due usually within 30-60 days. The development and supply agreement does not oblige the customer to buy the developed ASIC.

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

We have adopted a strategy of outsourcing our wafer production to selected foundries with a demonstrated ability to provide high quality products on tight deadlines. The principal foundries we currently use are European Semiconductor Manufacturing Limited in Wales, UMC Group in Taiwan, Mitel Semiconductor in Canada and Europe, and Chartered Semiconductor in Singapore. We have long term supply contracts with European Semiconductor Manufacturing Limited and Chartered Semiconductor. In 2001, we outsourced our wafer production as follows: approximately 42% with European Semiconductor Manufacturing Limited, 15% with Mitel, 4% with UMC and 36% with Chartered. The percentage of production we received from European Semiconductor Manufacturing Limited decreased from approximately 79% in 1999 to 42% in 2001.

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

Since the successful manufacture of silicon wafers is critical to our reputation and profitability we work carefully to identify suitable foundries in order to maintain continuity and security of supply for our customers. There are many factors which contribute to our selection of wafer suppliers. The principal concern is whether the foundry’s process technology can be effectively used for our designs. Additionally, we will consider such factors as capacity, history, financial stability, mixed signal experience, pricing, location, customer support and reputation. Once a foundry has been selected, we then seek to secure its supply in a variety of ways, including entering into supply contracts to fix price and reserve production capacity and, when deemed appropriate, paying a deposit to a foundry to guarantee future production capacity. We also place, when practicable, our own process engineers directly at the fab premises to resolve any potential engineering problems and to ensure both the quality and timely delivery of the finished product.

We may, from time to time, reserve capacity in a foundry. On August 2, 1999, we entered into an investment agreement pursuant to which we acquired a 19.47% interest in the voting shares of INHOCO 937 Limited, which was renamed ESM Holdings Limited on August 3, 1999 and ESM Limited on January 12, 2001 and is the parent company of European Semiconductor Manufacturing Limited. European Semiconductor Manufacturing Limited manufactures integrated circuits in the form of silicon wafers. As part of the investment agreement, we also entered into a supply agreement with European Semiconductor Manufacturing Limited on August 2, 1999, which guarantees a minimum production capacity at the European Semiconductor Manufacturing Limited foundry at Newport, Wales for the first three years of the supply agreement. In August 2000, we participated in an additional capital contribution and made a loan to ESM Limited totalling € 3.3 million. We also entered into a new supply agreement with European Semiconductor Manufacturing Limited in September 2000, which was subsequently amended on November 10, 2000. Under the terms of this agreement, we maintain a deposit of $6 million with ESM Limited. In addition we paid $9 million to ESM Limited as advance payments for future wafer deliveries. In the fourth quarter of 2001, we determined that we could not recover our investments in ESM Limited and therefore recorded an impairment charge of € 42.4 million, which includes the $6 million deposit with ESM Limited and the remaining balance of the advance payments for future wafer deliveries of $8.3 million. In January 2002 ESM Limited and European Semiconductor Manufacturing Limited were placed in receivership (a reorganisation under UK law). We recently learned that the receiver had successfully completed negotiations that will result in the sale of ESM Limited to International Rectifier Corporation. Based on the terms of the sale agreement, we expect to receive approximately € 6 million of our investment in ESM Limited. For additional information, see Notes 3 and 18 to the Consolidated Financial Statements.

We also have entered into a supply agreement with Chartered Semiconductor Manufacturing Pte., Ltd. Under the terms of the agreement, we maintain deposits of $20 million with Chartered Semiconductor Manufacturing which guarantee access to certain quantities of sub-micron wafers through fiscal 2003 and several generations of process technologies ranging from current products at 0.60-micron and 0.35-micron and will extend down to, and beyond 0.18-micron technologies. In addition, we have paid $10 million to Chartered Semiconductor Manufacturing in 2000 as advanced payments for future wafer deliveries.

Assembly

We also outsource final assembly. During the assembly process, a wafer is sawed, the individual chips are mounted on lead-frames and substrates and then connected via bond wires. There is a large group of subcontractors who service this market. We have qualified the following seven assemblers: Orient Semiconductor Electronics, Ltd (Taiwan), Carsem Semiconductor Sdn. Bhd., Circuit Electronic Industries Public Co., Ltd. (Thailand), AIT International Limited (Hong Kong), Atlantic Technology (UK) Limited (United Kingdom), Hana Technologies Ltd. (Hong Kong), Orient Semiconductor Electronics, Ltd (Taiwan), ASAT Ltd. (Hong Kong) and Eurasem B.V. (the Netherlands). Completely assembled ASICs are returned to us for final testing before delivery to the customer. We view our quality assurance role as critical in order to ensure the success of a business model that incorporates strategic outsourcing.

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

SALES AND MARKETING

Sales is our most recently formed department. Prior to April 1998, we relied on the sales arm of TEMIC (the electronic components group of Daimler-Benz AG until 1997). At that time, TEMIC was comprised of three divisions, Integrated Circuits, Discrete Components and Sales, operating within one group. Each product division had multiple operating units servicing world-wide factories and thousands of device types in more than 14 product families. Since much of the emphasis in such an organization was on revenue turnover, concentration solely on high-level, long-term and complex sales products such as mixed signal ASICs was difficult to achieve. As a result, we decided in 1998 to establish our own sales division.

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

We occasionally use a limited number of independent sales representatives in our coverage efforts. In 2001, we generated more than 95% of our revenues from sales directly to customers through our regional sales offices and less than 5% of our revenues from sales through representatives. Our marketing department is responsible for new market research and development, competition analysis and identifying new target applications. This ensures that we retain an application focus on the wireless communications and automotive sectors in addition to the customer focus of our sales team. The marketing department is currently evaluating various business opportunities, including developing various third generation cellular and standardized applications for Bluetooth wireless technology, a radio technology designed to standardize the wireless transmission of signals over short distances between telephones, computers, domestic appliances and other devices. Our strategic planning and business guidelines are developed by senior management working with the input of the marketing department to ensure that we identify a focused strategy with defined goals.

INTELLECTUAL PROPERTY

We attempt to protect our intellectual property and know-how through a combination of copyrights, trade secret laws and confidentiality agreements with our customers, suppliers, employees and consultants. We believe that the patenting of the precise functionality of individual ASICs is commercially impractical due to the complex, specialized design of our mixed signal ASICs, which are designed according to customer specifications. For the majority of our designs, the rights to the design are held by our customers. We currently have patent applications pending for various ASIC applications. We intend to apply for patents whenever it may be practicable in the future.

In addition, we license standard software from a number of vendors on standard terms. We have also licensed the CR16B 16 bit microprocessor core, a software product, from National Semiconductor. See “Our Product Cycle-Design and Development” above.

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

In general, we compete primarily on the basis of price, design cycle time, reliability, performance, customer and logistical support and reputation. Our ability to compete successfully depends on factors both within and beyond our control, including successful and timely development of new products, availability of future-oriented manufacturing process technologies, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends. Many of our direct and indirect competitors are major international semiconductor companies with substantially greater technical, financial and marketing resources and name recognition. In addition, in the future we may face increased competition from smaller, niche semiconductor design companies. Further, some of our customers could decide to satisfy their ASIC demands through in-house design and production. See “Item 3. Risk Factors-We face intense competition, and if we are unable to compete effectively, we could lose customers”.

ENVIRONMENTAL MATTERS

We are subject to a comprehensive body of environmental laws, rules and regulations in each jurisdiction in which we operate. Since we have no manufacturing facilities, our management believes that we are in material compliance with all applicable environmental laws, rules and regulations. In addition, we have implemented an Environmental Management System compliant with the internationally recognized standard ISO 14001 requirements.

C.     ORGANIZATIONAL STRUCTURE

			Proportion of
		Country of	Ownership Interest
Name and Registered Office	Areas of Business	Incorporation	(in %)

Dialog Semiconductor GmbH	Acquisition, sale and marketing of microelectronic products, especially of ASICs	Germany	100

Dialog Semiconductor (UK) Limited	Design, development and sale of semiconductor components	England and Wales	100

Dialog Semiconductor, Inc.	Design, development and sale of semiconductor components	United States	100

Svep Design Center AB	Design and development of semiconductor components	Sweden	100

Dialog Semiconductor K.K.	Design, development and sale of semiconductor components	Japan	100

D. PROPERTY, PLANTS AND EQUIPMENT

     Dialog Semiconductor Plc and its wholly-owned subsidiaries currently use the following properties:

			Approximate Area
Location	Tenure	Term	(m(2))	Principal Use

Building 15 and 29, Neue Strasse 95, Kirchheim/Teck-Nabern Germany	Leasehold	Fixed until January 31, 2003 with option for Dialog Semiconductor GmbH to extend for a further 3 year	4,365	Company headquarters, office operation for design, marketing and testing

S:t Lars vag 46 Ideon Park Lund Sweden	Leasehold	5 years, expiring November 15, 2006 with option for Svep Design Center AB to extend for a further 3 year period	2,070	Office operation for systems and new applications

Unit 1 Omega, Windmill Hill Business Centre, Swindon, Wiltshire, United Kingdom	Leasehold	24 years from September 29, 1986	780	Office operation for marketing and design

Aomi Frontier Building 9f 2-43, Aomi, Koto-ku, Tokyo Japan 135-0064	Leasehold	Fixed until January 31, 2003	686	Office operation for marketing and design

54 Old Highway 22, Clinton, New Jersey, USA	Leasehold	5 years, expiring within 70 days of August 3, 2003	661	Office operation for marketing and design

Industriestrasse 1, Munich/Germering, Germany	Leasehold	5 years, fixed until September 30, 2004 with option for a further 5 year period	530	Office operation for design

Mannheimer Strasse 1, Heidelberg, Germany	Leasehold	Fixed until January 1, 2002 with option for Dialog Semiconductor GmbH to extend for 2 further 5 year periods	307	Office operation for design

Karntner Strasse 518, Graz-Seiersberg, Austria	Leasehold	Lease with unlimited duration, terminable by either party on 3 months’ notice to the end of a calendar quarter	197	Office operation for design

     We do not currently own any properties. Our management believes that our leased properties and our existing design and administrative facilities are sufficient for our current requirements and provide us with flexibility to expand our facilities in accordance with our current objectives.

Cover | Table of Contents

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the audited consolidated financial statements included in this annual report. Our audited consolidated financial statements have been prepared in accordance with US GAAP.

OVERVIEW

     Our financial condition, results of operations and business during the period from January 1, 1999 through December 31, 2001 as well as future periods have been and will be affected by the key factors described below.

ACQUISITION

     We were formed in March 1998 by Apax Partners, Ericsson and Adtran, Inc. With funding from these shareholders we purchased our predecessor business, Dialogue Semiconductors Limited and its subsidiaries, from Daimler-Benz AG (now DaimlerChrysler AG). These shareholders contributed approximately € 28.0 million in cash in exchange for ordinary shares in the amount of € 5.3 million, additional paid-in capital in the amount of € 5.3 million and cumulative redeemable preference shares in the amount of € 17.5 million. We then acquired our predecessor business for € 28.0 million. In connection with this acquisition, Apax Partners transferred some of its shares to members of management and the board of directors of our company and transferred additional shares then owned by it into the Dialog Employee Benefit Trust, which is a trust established to purchase our shares from and sell our shares to our employees and directors.

     We accounted for the acquisition using the purchase method of accounting. Accordingly, we allocated the purchase price for the acquisition to the assets we acquired and liabilities we assumed based upon their respective fair values and to acquired in-process research and development, as described below. We expensed the amounts allocated to acquired in-process technology at the time of the acquisition. We applied the excess of the € 28.0 million purchase price for the acquisition over the fair value of the net assets acquired to goodwill. We are amortizing this € 11.1 million goodwill amount over 15 years, resulting in periodic charges to earnings. We have consolidated the results of operations and cash flows of our predecessor business with our own from March 1, 1998, the date of the acquisition.

     The financial information included in this annual report for the period from January 1, 1998 to February 28, 1998, and for the fiscal year ended December 31, 1997, reflect the consolidated operations of our predecessor business for those periods. This historical financial information is generally comparable to the historical financial information for the periods following the acquisition, except for the goodwill and other intangible assets and related amortization resulting from the acquisition and for selling expenses. Both prior to the acquisition and after the acquisition until we established our own salesforce, selling expenses included amounts our predecessor business paid (and, following the acquisition, amounts we paid) to Daimler-Benz AG (now DaimlerChrysler AG) for selling activities. These amounts were calculated as a percentage of total sales. See “— Salesforce” below.

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

     We recorded an acquired in-process research and development charge of € 9.3 million in 1998 in connection with our acquisition of our predecessor business. We attribute this portion of the € 28.0 million purchase price to acquired in-process research and development because we determined that some of the in-process technology that we acquired had not reached technological feasibility based on the status of design and development activities that required further refinement and testing. The in-process technology relates to mixed signal ASICs under development primarily for our principal customers. The development activities required to complete the acquired in-process technologies included completion of ASICs design, testing and validation, quality assurance, and customer prototype testing.

     The in-process technology that we acquired can be categorized into two principal types of projects, audio circuits and power management circuits, under development for our wireless communications customers. The valuable elements of the power management projects represented, depending upon the customer, first or next generation power management ASICs which included unique and emerging technologies, the application of which was tailored for the particular customer. The fair value of the in-process technology assigned to power management circuits was € 3.5 million. The expected costs to complete the projects were € 0.7 million. The valuable element of the audio circuits projects was enhanced audio quality. We assigned € 3.8 million of fair value of in-process technology to audio circuits. Our expected costs to complete the projects were € 0.8 million. In the case of both power management and audio circuits, we were funding the projects from existing cash reserves and operating cash flows. The time required to complete the projects ranged from 12 to 18 months. The € 2.0 million balance of our € 9.3 million acquired in-process research and development charge related to products under development for the automotive electronics market.

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

CHANGE IN FOCUS

     We experienced considerable growth in our revenues during the period between January 1, 1996 and December 31, 2000. This growth has been attributable to the strategic decision by management in 1996 to focus primarily on producing semiconductor products for the rapidly expanding wireless communications industry. Since 1996, our revenues have been principally derived from sales of mixed signal ASICs to targeted customers in this industry. In 2001, the wireless communications market suffered a significant decline in demand for mobile communication products. Despite the industry-wide decline we expect revenues to continue to be principally derived from sales of mixed signal ASICs in the wireless communications industry.

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

CUSTOMER CONCENTRATION

     We depend on Ericsson, Siemens and a few other customers for most of our revenues. See “Item 3 — Key Information — Risk Factors — We depend on Ericsson, Siemens and a few other customers for most of our revenues, and the loss of one or more of these customers may result in a material decline in our revenues”.

SEMICONDUCTOR INDUSTRY AND OUTSOURCING

     The semiconductor industry in general is highly cyclical and has been subject to significant economic downturns which, at various times, have resulted in production overcapacity, reduced product demand and an accelerated erosion of average selling prices. In 1997, the anticipated rebound in semiconductor sales following the 8.6% decline in 1996 did not fully materialize. Sales increased by 4% over 1996 but did not achieve the previously high level of sales seen in 1995. In 1998, the semiconductor industry generally suffered from overcapacity with resulting price pressures. Although we were affected by these generally poor industry conditions in 1998, our focus on specialized designs tailored for a small number of strategic customers in the rapidly growing wireless communications market made us less vulnerable to these influences than many other semiconductor suppliers. The significant growth in the wireless communications industry in 1999 and 2000 resulted in parallel growth in related demand for semiconductors. In 2001, the semiconductor market suffered its worst ever decline, with chip sales falling 32% from record sales in 2000. The outlook for 2002 is for growth, but only in the range of 3%.

WIRELESS COMMUNICATION INDUSTRY

     Revenues from our wireless communications applications accounted for 77% of our total revenues for the year ended December 31, 2001, 84% of our total revenues for the year ended December 31, 2000 and 78% of our total revenues for the year ended December 31, 1999. The wireless communications market experienced an industry-wide decline in demand for mobile communication products during the year ended December 31, 2001. The majority of handset manufacturers had overstocked inventories in 2001 because of over production of handsets and phone components in late 2000. Additionally, there has been a reduction in connection bonuses due to the large amounts of debt assumed by the mobile operators in the process of obtaining third generation licences. This, combined with a slowdown in the global economy, has led to slowdown in subscriber growth.

TRENDS IN REGIONAL MARKETS

     We allocate our revenues to countries based on the location of the customer. Changes in revenues from period to period have differed among geographical regions. In 2001, all our regional markets experienced decline in demand for our ASIC products, except China, where regional growth was particularly strong with revenues increasing from € 2.6 million for the year ended December 31, 2000 to € 20.1 million for the year ended December 31, 2000. In 2000, regional growth was particularly strong in Malaysia where revenues increased from € 5.1 million for the year ended December 31, 1999 to € 35.6 million for the year ended December 31, 2000.

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

     Some contracts we enter into with our customers provide us with contributions from those customers to specific research and development projects. Research and development costs which are charged to customers and, accordingly, are included in cost of sales, amounted to approximately € 2.7 million, € 2.3 million and € 1.5 million, for the years ended December 31, 2001, 2000 and 1999, respectively. Research and development costs which were not reimbursed and are therefore included in research and development expenses amounted to € 31.3 million in 2001, € 22.9 million in 2000 and € 11.1 million in 1999. The amount of our research and development funded by customers has been declining, which we expect to continue.

SALESFORCE

     Our internal salesforce was not in place until the second half of 1998. Prior to mid-1998, we principally used the salesforce of a DaimlerChrysler AG affiliate to sell our products. The fee that DaimlerChrysler AG charged for the use of this salesforce was based on a percentage of total sales achieved. This fee resulted in higher commissions and selling expenses than we now incur for our own salesforce, which is compensated by means of a base salary combined with performance-related incentives. For further information, see “Item 4. Information on the Company-Sales and Marketing”. Beginning on May 1998, we began hiring our own internal salesforce in order to gradually eliminate our reliance on the DaimlerChrysler AG affiliate’s salesforce. This has resulted in decreased selling costs as a percentage of revenues. For the year ended December 31, 2001, selling expenses were € 5.6 million or 4.0% of revenues. For the year ended December 31, 2000, selling expenses were € 5.7 million or 2.6% of revenues. For the year ended December 31, 1999, selling expenses were € 3.9 million or 4.5% of revenues.

FOREIGN CURRENCIES

     The reporting currency for our consolidated financial statements is the Euro.

     The functional currency for our operations is generally the applicable local currency. The assets and liabilities of our subsidiaries whose functional currency is other than the Euro are included in the consolidation by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting year. Equity accounts are translated at historic rates. The statements of income and cash flows of these non-Euro functional currency operations are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of shareholders’ equity. Currency transaction gains or losses arising from our transactions or those of our subsidiaries in currencies other than the relevant functional currency are included in operations at each reporting period. See Note 2 to the Consolidated Financial Statements.

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

     During 2001, to hedge the foreign currency exposure with respect to the $26 million of deposits with Chartered Semiconductor Manufacturing Pte., Ltd. and ESM Limited, we purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euros. See Note 15 to the Consolidated Financial Statements.

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

RESULTS OF OPERATIONS

     The following table sets forth historical consolidated statements of operations of Dialog Semiconductor Plc for the fiscal years ended December 31, 2001, 2000 and 1999 in thousands of Euros and as a percentage of revenues.

	Year ended December 31,

	2001		2000		1999

		%		%		%
Revenues	100,519	100.0	214,459	100.0	87,246	100.0
Cost of sales (including excess inventory provision of 10,689 in 2001)	(79,637)	(79.2)	(138,866)	(64.8)	(56,749)	(65.0)

Gross margin	20,882	20.8	75,593	35.2	30,497	35.0
Selling and marketing expenses	(4,054)	(4.0)	(5,672)	(2.6)	(3,888)	(4.5)
General and administrative expenses	(5,569)	(5.6)	(5,972)	(2.8)	(2,698)	(3.1)
Research and development	(31,256)	(31.1)	(22,898)	(10.7)	(11,108)	(12.7)
Amortization of goodwill and intangible assets	(3,202)	(3.2)	(2,651)	(1.2)	(1,237)	(1.4)

Operating profit (loss)	(23,199)	(23.1)	38,400	17.9	11,566	13.3
Interest income, net	898	0.9	1,940	0.9	13	0.0
Foreign currency exchange gains and losses, net	306	0.3	2,627	1.2	(329)	(0.4)
Write-down of investment in silicon supplier	(42,405)	(42.2)	—	—	—	—

Result before income taxes	(64,400)	(64.1)	42,967	20.0	11,250	12.9
Income taxes	22,721	22.6	(16,410)	(7.6)	(4,570)	(5.2)

Net income (loss)	(41,679)	(41.5)	26,557	12.4	6,680	7.7

YEAR ENDED DECEMBER 31, 2001 COMPARED TO
 THE YEAR ENDED DECEMBER 31, 2000

Revenues

     Revenues were € 214.5 million for the year ended December 31, 2000 compared with € 100.5 million for the year ended December 31, 2001. This represents a 53% decrease. Revenues in the business sector of wireless communications accounted for € 77.8 million or 77% in 2001. The decrease in revenues is primarily due to lower sales volumes resulting from an industry wide decline in demand for mobile communications products. Handset manufacturers reduced their demand for mobile phone components, including mixed signal ASICs, during the year ended December 31, 2001 in an effort to reduce both existing on hand inventory levels and inventory remaining in their distribution channels from 2000. The industry wide decline in demand for mobile communications products also resulted in handset manufacturers requesting lower component prices as they implemented cost reduction programs. Such price reductions are common in the semiconductor industry and have a particular impact on ASICs which have been in volume production for a significant period of time, since pricing pressure tends to increase over the life of a given ASIC. Revenues from our industrial applications reached € 14.2 million or 14% of total revenues, a decline of € 1.0 million when compared to 2000. Revenues from our automotive applications accounted for € 5.9 million or 6% of total revenues for 2001. This represents a decline of € 2.0 million when compared to 2000. Revenues from our wireline communication applications reached € 2.6 million or 3% of total revenues, a decline of € 6.9 million when compared to 2000.

     We expect revenues in the first half of fiscal 2002 to be slightly below the level of revenues achieved in the second half of fiscal 2001 and earnings from operations in the first half of fiscal 2002 to approximate the level of earnings from operations in the second half of fiscal 2001.

Cost of Sales

     Cost of sales consists of the costs of outsourcing production and assembly, personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales decreased from € 138.9 million for the year ended December 31, 2000 to € 79.6 million for the year December 31, 2001 in line with significantly reduced production volumes. However, as a result of lower production volume during the year ended December 31, 2001 our internal testing operation has been running at a reduced utilization level, which in turn has increased per unit production costs. In addition, a charge of € 10.7 million for excess inventory was recorded under cost of sales during the second quarter of fiscal 2001. Due to the sudden and significant decrease in demand for our products accompanied by substantial order cancellations, inventory levels exceeded our requirements. The excess inventory charge was calculated based on the inventory levels in excess of estimated demand for each specific product. Based on our current forecast demand, we do not currently anticipate that the excess inventory subject to this charge will be used at a later date. We expect that the charge for excess inventory made in the second quarter of fiscal 2001 has brought our inventory in line with current requirements.

Gross Margin

     The charge for excess inventory, the increase in per unit production costs and the lower component prices were the primary factors contributing to a decline in our gross margin from € 75.6 million (or 35.2% of revenues) for the year ended December 31, 2000 to €20.9 million (or 20.8% of revenues) for the year ended December 31, 2001. Excluding the charge for excess inventory, the gross margin was 31.4% of revenues for the year ended December 31, 2001. The gross margin was 30.2% for the six months ended December 31, 2001. We expect the near term future gross margin percentage to approximate the gross margin percentage achieved in the later part of 2001.

Selling and marketing expenses

     Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses decreased 28.5% from €5.7 million for the year ended December 31, 2000 to € 4.1 million for the year ended December 31, 2001 in line with significantly reduced sales volumes. As a percentage of total revenues, selling and marketing expenses increased from 2.6% to 4.0% primarily due to the proportionately lower revenue base.

General and Administrative expenses

     General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses decreased 6.7% from € 6.0 million for the year ended December 31, 2000 to € 5.6 million for the year ended December 31, 2001. As a percentage of total revenues, selling and administrative expenses increased from 2.8% to 5.6% primarily due to the proportionately lower revenue base.

Research and Development

     Research and development expenses increased 37% from € 22.9 million for the year ended December 31, 2000 to € 31.3 million for the year ended December 31, 2001. The absolute increase in research and development expenses reflected the demand from key customers for us to devote further resources to assist in the development of new products for them in addition to our own strategic research and development program. This increase occurred notwithstanding a significant drop in demand for our products from handset manufactures. We increased research and development headcount from 145 at December 31, 2000 to 176 at December 31, 2001. Research and development expenses increased from 10.7% to 31.1% as a percentage of revenues, resulting both from an absolute increase in research and development costs and the proportionately lower revenue base. We expect research and development expenses to remain at approximately the same level in absolute terms in 2002 as in 2001. Despite the significant decline in demand for our products, we expect continued demand from key customers for us to assist in the development of new products for them. Our ability to generate long term revenues from our research and development programs depends on customers accepting our designs and implementing them in large scale production.

Amortization of Goodwill and Intangible Assets

     Total amortization expense for the year ended December 31, 2000 was € 2.7 million (of which € 1.1 million related to goodwill) as compared to € 3.2 million (of which € 1.3 million related to goodwill) for the year ended December 31, 2001. Amortization expense for both periods related primarily to goodwill and other intangible assets recorded as part of the acquisition of the Dialogue Semiconductors activities of Daimler-Benz AG (now DaimlerChrysler AG) and the rights to a 16 bit microprocessor core acquired from National Semiconductor in 1999. The increase in amortization during the period ended December 31, 2001 reflects amortization of other ASIC design software acquired during the period as well as amortization of goodwill arising from the acquisition of SVEP Design Center AB for the entire twelve month period, whereas the period ended December 31, 2000 included only eight months amortization of SVEP goodwill. Goodwill recognized in connection with the acquisitions is being amortized over the expected period of benefit ranging from 7 to 15 years. As a percentage of total revenues, amortization of goodwill and intangible assets increased from 1.2% to 3.2% for the reasons stated above and due to the proportionately lower revenue base.

     As discussed in Note 2 to the Consolidated Financial Statements, we are required to adopt a new accounting principle effective January 1, 2002. Consequently, goodwill will no longer be amortized in 2002 and subsequent periods. Instead, we will be required to evaluate the recoverability of goodwill on an annual basis and record a charge to earnings if and when recoverability is considered impaired.

Operating Profit (Loss)

     We reported an operating profit of € 38.4 million for the year ended December 31, 2000 compared with an operating loss of € 23.2 million for the year ended December 31, 2001. This decrease in operating profit was primarily due to significantly lower sales volumes in 2001, the charge for excess inventory recorded during the second quarter of fiscal 2001 and higher research and development expenses during the period.

Interest income, Net

     Interest income results from the Company’s investments (primarily loans and short-term deposits). Interest income, net, decreased from € 1.9 million for the year ended December 31, 2000 to € 0.9 million for the year ended December 31, 2001. This decrease is primarily due to reduced interest income on lower cash balances.

Foreign currency exchange gains and losses, Net

     Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the year end remeasurement of foreign currency denominated receivables and payables into Euro. Foreign currency exchange gains, net decreased from € 2.6 million for the year ended

December 31, 2000 to € 0.3 million for the year ended December 31, 2001. This decrease is primarily due to the reduced increase in value of the US Dollar against the Euro.

Write-down of Investment

     As discussed in Note 3 to the Consolidated Financial Statements, we have made certain investments since 1999 in ESM Limited, the parent company of one of our principal foundries, European Semiconductor Manufacturing Limited, to secure silicon supplies. Such investments comprised a cost basis equity interest, loans and advance payments for future silicon, which totaled an aggregate of € 42.4 million at September 30, 2001. We have continually monitored the recoverability of our investments in ESM Limited in light of the decline in demand in the semiconductor industry and the deteriorating financial condition of ESM Limited. Based on our estimates of the fair value of our investments in ESM Limited, indications of continued third-party financial support of ESM Limited, and our intentions with respect to these investments, we previously determined that the investments in ESM Limited were recoverable. However, during the fourth quarter 2001, the financial condition of ESM Limited continued to deteriorate and, in January 2002, ESM Limited’s lead bank withdrew its lending facilities. As a result, European Semiconductor Manufacturing Limited and ESM Limited were subsequently placed in receivership (a reorganisation under UK law). Consequently, we currently believe that we will not recover our investments in ESM Limited and therefore recorded an impairment charge of € 42.4 million in the fourth quarter of 2001. We recently learned that the receiver had successfully completed negotiations that will result in the sale of ESM Limited to International Rectifier Corporation. Based on the terms of the sale agreement, we expect to receive approximately € 6 million of our investment in ESM Limited. See Notes 3 and 18 to the Consolidated Financial Statements.

     As we have secured supplies of silicon from multiple sources and have sufficient quantities of silicon on hand, we do not believe the current situation at European Semiconductor Manufacturing Limited and ESM Limited will have a material negative impact on our future operations.

Income Taxes

     Income tax expense was € 16.4 million for the year ended December 31, 2000 compared with an income tax benefit of € 22.7 million for the year ended December 31, 2001, representing effective income tax expense (benefit) rates of 37.1% and 36.1%, respectively (before amortization of goodwill and other intangible assets). This decrease in the effective tax rate reflects primarily a reduction of the Company’s statutory tax rate for its German subsidiary from 30% on distributed earnings to 25%, effective January 1, 2001.

Net Income

     For the reasons described above, we reported net income of € 26.6 million for the year ended December 31, 2000 compared with net loss of € 41.7 million for the year ended December 31, 2001.

YEAR ENDED DECEMBER 31, 2000 COMPARED
TO THE YEAR ENDED DECEMBER 31, 1999

Revenues

     Revenues were € 214.5 million for the year ended December 31, 2000 compared with € 87.2 million for the year ended December 31, 1999. This represents a 146% increase. This increase in revenues was primarily due to greater sales volumes resulting from an industry-wide increase in demand for mobile communications products combined with a variety of new designs in production in response to customer requirements. The unit growth in the mobile handset volumes results from subscriber growth and accelerating replacement demand.

Cost of Sales

     Cost of sales increased from € 56.7 million for the year ended December 31, 1999 to € 138.9 million for the year December 31, 2000 in line with significantly increased production volumes. Cost of sales as a percentage of revenues decreased slightly during this period from 65.0% for the year ended December 31, 1999 to 64.8% for the year ended December 31, 2000.

Gross Margin

     Gross margin increased from € 30.5 million for the year ended December 31, 1999 to € 75.6 million for the year ended December 31, 2000. As a percentage of revenues, gross margin increased slightly from 35.0% for the year ended December 31, 1999 to 35.2% for the year ended December 31, 2000 due to improved yields in the production process of new products.

Selling and marketing expenses

     Selling and marketing expenses increased 45.9% from € 3.9 million for the year ended December 31, 1999 to € 5.7 million for the year ended December 31, 2000 in line with significantly increased sales volumes. As a percentage of total revenues, selling and marketing expenses decreased from 4.5% to 2.6% primarily due to the proportionately greater revenue base.

General and Administrative expenses

     General and administrative expenses increased 121.3% from € 2.7 million for the year ended December 31, 1999 to € 6.0 million for the year ended December 31, 2000. The absolute increase in selling, general and administrative expenses reflected higher costs incurred resulting from additional administrative personnel, increased IT systems support and legal and accounting expenses as a public company. As a percentage of total revenues, selling and administrative expenses decreased from 3.1% to 2.8% primarily due to the proportionately greater revenue base.

Research and Development

     Research and development expenses increased 106% from € 11.1 million for the year ended December 31, 1999 to € 22.9 million for the year ended December 31, 2000.

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

Amortization of Goodwill and Intangible Assets

     Amortization of goodwill and intangible assets for the year ended December 31, 1999 was € 1.2 million and for the year ended December 31, 2000 was € 2.7 million. In both cases, the amortization related primarily to the goodwill and other intangible assets recorded as part of the acquisition of our predecessor business. In addition, in 2000 amortization includes the rights of a 16 bit microprocessor core and other software as well as eight months amortization of goodwill arising from the acquisition of SVEP Design Center AB.

Operating Profit

     We reported an operating profit of € 11.6 million for the year ended December 31, 1999 and € 38.4 million for the year ended December 31, 2000. This 231% increase in operating profit was primarily due to greater sales volumes in 2000, which were partially offset by higher research and development expenses and to a lesser extent, by higher selling, general and administrative expenses.

Interest income, net

     Interest income, net, increased from € 13.00 for the year ended December 31, 1999 to € 1.9 million for the year ended December 31, 2000. This increase is primarily due to higher interest income on cash balances following our secondary offering in June 2000.

Foreign currency exchange gains and losses, Net

     Foreign currency exchange gains and losses, net increased from € 0.3 million of expenses for the year ended December 31, 1999 to € 2.6 million of income for the year ended December 31, 2000. This increase is primarily due to recognized foreign exchange gains from the period-end valuation of foreign currency receivables and payables.

Income Taxes

     Income tax expense was € 4.6 million for the year ended December 31, 1999 or an effective tax rate of 37.6% (before amortization of goodwill and other intangible assets). For the year ended December 31, 2000 income tax expense amounted to € 16.4 million or an effective tax rate of 37.1% (before amortization of goodwill and other intangible assets).

Net Income

     For the reasons described above, we reported net income of € 6.7 million for the year ended December 31, 1999 compared with net income of € 26.6 million for the year ended December 31, 2000.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

     Cash provided by operating activities was € 15.1 million for the year ended December 31, 2001. Cash used for operating activities was € 5.1 million for the year ended 2000 and € 0.9 million for the year ended 1999. Excluding advance payments of € 23.2 million due under the Wafer Supply Agreements described below, cash provided by operating activities was € 18.1 million for the year ended December 31, 2000. In the years 2000 and 1999, we used cash to finance our growing working capital requirements, primarily higher accounts receivable and inventory levels as our sales volumes increased. Because our revenues continued to grow by more than 100% during 2000, our accounts receivable and accounts payable increased significantly.

     Cash used for investing activities was € 12.6 million for the year ended December 31, 2001, € 80.2 million for the year ended 2000 and € 28.8 million for the year ended 1999. Cash used for investing activities for the year ended December 31, 2001 consisted mostly of the purchase of EDP equipment, test equipment and tooling (masks) of € 3.2 million and an additional capital contribution and loan to ESM Limited of € 8.6 million. Cash used for investing activities for the year ended December 31, 2000 consisted mostly of payments under the Wafer Supply Agreements of € 28.2 million described below, the purchase of test equipment and tooling (masks) of € 33.3 million, the acquisition of technology and design software of € 4.8 million, the acquisition of the remaining outstanding interest of SVEP Design Center AB for € 4.4 million and an additional capital contribution and loan to ESM Limited of € 3.3 million. In 1999, we invested a total of € 12.2 million in cash to acquire a 19.47% equity interest in, and make a loan to, ESM Limited. In addition, in 1999 we invested € 14.5 million in property, plant and equipment, primarily new test equipment. See “Capital Expenditures and Investments” below. For more information regarding the investments in ESM Limited, see Note 3 to the Consolidated Financial Statements.

     In July 2000, we received € 105.6 million in net cash proceeds from our secondary offering. Of this amount, we used approximately € 51.4 million to enter into silicon wafer supply agreements in order to facilitate capacity expansion and secure technological influence with silicon suppliers in Asia and Europe to further accelerate our anticipated growth. We also used approximately € 33.3 million of our net proceeds to purchase test equipment to expand our test capacity. Additionally, we used € 4.4 million to repay a credit line with Baden-Wurttembergische Bank Aktiengesellschaft.

     In October 1999, we received € 59.2 million in net cash proceeds from our initial public offering in Germany. Of this amount, we used € 19.6 million to redeem all of our then outstanding cumulative redeemable preference shares. We also used approximately € 12.2 million of the net offering proceeds to repay the short-term borrowings under a revolving line of credit with Deutsche Bank AG that we incurred in connection with our investment in ESM Limited. We also used approximately € 3.4 million of the net offering proceeds to repay all outstanding amounts then due under an overdraft facility with Deutsche Bank AG.

Liquidity

     At December 31, 2001 we had € 32.6 million in cash and cash equivalents and had a working capital surplus of € 50.4 million, as compared to € 29.9 million in cash and cash equivalents and a working capital surplus of € 70.6 million at December 31, 2000 and € 11.3 million in cash and cash equivalents and a working capital surplus of € 26.7 million at December 31, 1999.

     Our primary sources of liquidity have historically been cash from operations as well as cash from the issuance of ordinary shares and from short-term borrowings. As of December 31, 2001 we had no long-term debt. We have no arrangements with unconsolidated, limited purpose entities. We expect that our principle source of liquidity will come from cash from operations in 2002. A decrease in customer demand for our products caused by prolonged unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations. If necessary, we have available a short-term credit facility of € 12.8 million that bears interest at a rate of EURIBOR + 0.75% per annum. At December 31, 2001 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy working capital requirements.

Capital Expenditures and Investments

     Our capital expenditures were € 3.2 million for the year ended December 31, 2001 compared to € 39.0 million for the year ended December 31, 2000 and € 14.5 million for the year ended December 31, 1999. Our capital expenditures in 2001, 2000 and 1999 consisted primarily of purchasing new or replacement test systems, tooling equipment, handling systems and other equipment in the ordinary course of our business. The significant amounts in capital expenditures in 2000 and 1999 primarily reflect the purchase of 15 additional testing machines in 2000 and 5 in 1999. Also in 1999, in order to secure an additional short-term supply of silicon, we purchased a minority stake in, and made a loan to, ESM Limited. In March 2001 and August 2000, the Company participated pro rata in an additional capital contribution and loan to ESM Limited totalling € 8.6 and € 3.3 million, respectively. We expect capital expenditures in 2002 will approximate the 2001 level.

     Our capital expenditures were financed principally with the cash proceeds from equity offerings and short-term borrowings in 2000 and 1999. The investment in and loan to ESM Limited in 1999 were financed by short-term borrowings under an additional revolving line of credit with Deutsche Bank AG. We used a portion of the net proceeds of our initial public offering to repay all outstanding amounts under this revolving facility.

     On May 9, 2000 we exercised our option to purchase the remaining 90.8% interest that we did not already own in SVEP Design Center AB, a Swedish company focused on system design for advanced consumer electronic products in the wireless communication area. SVEP’s system design expertise has been used by a number of major companies, such as Ericsson, to develop prototypes for a wide range of wireless telecommunications devices. The purchase price of the 90.8% interest in SVEP was 36,320,000 Swedish Krona (approximately € 4.4 million). In future periods, we may also make strategic investments or acquisitions in connection with our plans to expand our business internationally

Foreign Currency Exposure

     To hedge our economic currency exposure with respect to the $26 million of deposits with Chartered Semiconductor Manufacturing and ESM Limited, we purchased foreign currency forward contracts to effectively convert the US Dollar deposits into Euros.
See Note 15 to the Consolidated Financial Statements.

     We also have foreign currency risk with respect to our net investments in foreign subsidiaries in Japan, Sweden, the United Kingdom and the United States. Foreign currency translation gains and losses with respect to these subsidiaries are included in other comprehensive income.

CRITICAL ACCOUNTING POLICIES AND RELATED UNCERTAINTIES

     We have identified the following accounting polices and related uncertainties with the accounting measures used in preparing our consolidated financial statements that we believe are essential to understanding the financial reporting risks present in the current economic environment.

Realizability of Investments in Wafer Suppliers

     In order to secure adequate sources of silicon supply, we made certain investments in suppliers in the form of equity interests, loans, deposits and advanced payments for products. As discussed in “Write-down of Investment” above and in Note 7 to the Consolidated Financial Statements, due to significant financial difficulties at one of our suppliers, European Semiconductor Manufacturing, we wrote-off our total investments in the parent company of this supplier, ESM Limited, which resulted in a € 42.4 million pre-tax charge to earnings in the fourth quarter of 2001. In January 2002 ESM Limited and European Semiconductor Manufacturing Limited were placed in receivership (a reorganization under UK law). We recently learned that the receiver had successfully completed negotiations that will result in the sale of ESM Limited to International Rectifier Corporation. Based on the terms of the sale agreement, we expect to receive approximately € 6 million of our investment in ESM Limited. This recovery will be recognized in the Company’s financial statements when realized, which is expected to be by the end of the first quarter of 2002. See notes 3 and 18 to the Consolidated Financial Statements.

     As discussed in Note 7 to the Consolidated Financial Statements, at December 31, 2001 we maintain a $20 million deposit with another supplier, as well as advance payments of $8.6 million. These advance payments will be refunded to us in proportion to our future wafer purchases. We currently expect to realize the entire amount of our deposit and advance payments. However, the industry-wide decline in demand for semiconductors has adversely affected the financial condition of several semiconductor manufacturers. Prolonged adverse market conditions could affect our estimates about the recoverability of our investments. Therefore, it is reasonably possible that future operating results could be materially adversely affected if we consider an impairment charge for our investments to be necessary.

Recoverability of Long-Lived Assets

     Our business is capital intensive and has required, and will continue to require, significant investments in long-lived assets, including property, plant, and equipment. At December 31, 2001, the carrying amount of our property, plant and equipment was € 36.9 million. As discussed in Note 2 to the Consolidated Financial Statements, recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future net cash flows expected to be generated by the asset or group of assets. If such assets are considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. At December 31, 2001, the carrying value of intangible assets, including goodwill, was € 17.1 million. Intangible assets are evaluated for recovery based upon projected future cash flows.

     A prolonged general economic downturn and, specifically, a continued downturn in the semiconductor industry would intensify competitive pricing pressure because of overcapacity in the industry, and we could be forced to decrease production and reduce capacity. Such events could adversely affect our estimates of future net cash flows expected to be generated by our long-lived assets. It is reasonably possible that our future operating results could be materially and adversely affected by an impairment charge related to the recoverability of our long-lived assets.

Realizable Value of Inventories

     Due to the sudden and significant decrease in demand for our products accompanied by substantial order cancellations, our inventory levels in the second quarter of 2001 exceeded our requirements. Accordingly, we recorded a charge of € 10.7 million to write-off excess inventory as of June 30, 2001.

     At December 31, 2001, our total inventory was € 17.2 million. We believe that our inventory levels are in line with current requirements. However, the demand for our products can fluctuate significantly in response to rapid technological changes in the semiconductor and wireless communications industries. In addition, demand for our products reflects, to a significant degree, the changing requirements of manufacturers of telecommunications devices. In particular, handset manufacturers have significantly reduced their demand for mobile phone components, including mixed signal ASICs, in recent periods. It is reasonably possible that future operating results could be materially and adversely affected if any additional excess inventory charges are needed.

Collectibility of Trade Account Receivables and Concentration of Credit Risk

     We derive a substantial portion of revenues from a relatively small number of wireless communications manufacturers. At December 31, 2001, trade accounts receivable, net was € 16.5 million. As discussed in Note 2 to the Consolidated Financial Statements, we perform ongoing credit valuations of our customers’ financial condition and, generally, require no collateral from our customers.

     We establish an allowance for doubtful accounts that represents our estimate of amounts that may not be ultimately collected. We determine the allowance for doubtful accounts based on periodic review and evaluation performed as part of our credit-risk evaluation process, historical loss experience, current economic events and conditions and other pertinent factors. This evaluation is inherently subjective and may not accurately reflect the actual financial condition or credit worthiness of some of our customers.

     Although we consider the allowance for doubtful accounts to be adequate based on information currently available, additional provisions may be necessary due to (i) changes in our estimates and assumptions about receivable collectibility or the creditworthiness of specific customers or (ii) changes in economic, industry and other events and conditions. Therefore, it is reasonably possible that a change in our allowance for doubtful accounts could occur in the near term, thereby negatively affecting future operating results.

Realization of Deferred Tax Assets

     Total net deferred tax assets are € 20.5 million at December 31, 2001, reflecting primarily the year 2001 benefit of € 24.5 million in loss carryforwards. While these losses may be carried forward indefinitely, realization is dependent on generating sufficient taxable income to utilize the losses. Although realization is not assured, we believe it is more likely than not that all of the deferred tax assets will be realized. The amount of total deferred tax assets considered realizable, however, could be reduced if our estimates change about our ability to generate future taxable income in the foreseeable future, or if changes in tax laws impose restrictions on the time or extent of our ability to utilize our loss carryforwards.

DIVIDENDS

     We did not pay dividends in the years ended December 31, 2001, 2000 and 1999. We do not currently plan to pay dividends in the foreseeable future. See “Item 8. Dividend Policy”.

TREND INFORMATION

     Recent market analysis indicates continuing growth in the number of handsets produced despite the decline in handset manufacture in 2001. The long term outlook for the mobile handset market is positive, with worldwide production forecast to register a compound annual growth rate, or CAGR, of 15 per cent between 2002 and 2006. While the already saturated Japanese market shows signs of slower growth, less mature markets in the Americas, Europe and Asia/Pacific are expected to show double digit growth rates. The global market for digital handsets is forecast to reach nearly 730 million units in 2006.

     The Strategis Group, a Washington, D.C.-based telecommunications research and consulting firm has said overall handset sales in 2002 will be up 17 percent worldwide, with burgeoning markets like China and Southeast Asia experiencing 40 percent increases.

     The introduction of so called “2.5 generation” and “third generation” systems will herald a new range of applications as network providers seek to increase revenues by tapping into the demand for data based services. Already this is stimulating the development of more advanced terminals requiring more complex semiconductors. Most network providers will adopt General Packet Radio Services, or GPRS, and by 2003 GPRS shipments are forecast to be almost double those of Global System for Mobile Communications or GSM, only designs. It is envisaged that GPRS will not only meet consumer demands for basic data services, but will also stimulate demand for more advanced third generation devices and applications. In non GPRS markets more advanced CDMA2000 1X wireless and data network systems are starting to be introduced in a parallel activity to deliver higher speed data applications.

     The market for third generation terminals, although now launched in Japan as FOMA, or Freedom Of Mobile Multimedia Access, is likely to be relatively modest until the second half of the decade. It is now thought likely that no one application will emerge to drive the growth of “third generation” services. Instead it will be a range of diverse applications that push sales growth forward. Development of these applications will take time to establish.

     The introduction of new technology and applications will help sustain terminal growth rates in markets reaching saturation for subscriber penetration by stimulating the replacement market as users upgrade to gain access to the latest data services in search of greater functionality or speed.

     Looking ahead, it is widely expected that by 2004 operator revenues from data services will exceed those of voice based applications.

     The more complex systems and services will also increase the value of semiconductors within phone terminals. Manufacturers will want better display technologies such as large colour displays. They will want better power management to control the increased power demands of more sophisticated multimedia applications. They will also need more complex processing functions to handle audio and visual information in applications like Multimedia Messaging, or MMS.

INFLATION

     We do not believe that inflation has had a significant effect on our operations to date.

THE INTRODUCTION OF THE EURO

     On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the Euro. The participating countries adopted the Euro as their common currency on the same day. The Euro was only available as deposit money until January 1, 2002, at which time the participating countries introduced Euro bills and coins. By March 1, 2002 the Euro was the sole legal tender for all participating countries and the national currencies of those participating countries were withdrawn from circulation.

     We have selected our computer and operational systems in an attempt to ensure that our ability to transact business will not be impaired by complications resulting from the introduction of the Euro. While we believe that our systems will not be adversely impacted by the Euro conversion, there can be no assurance that our third-party suppliers and customers will be able to successfully implement the necessary protocols. Thus far, we have not experienced any significant problems with third parties as a result of the introduction of the Euro. In 1998 we purchased an accounting and billing system for € 0.4 million which is Euro-compliant.

     We believe that the introduction of the Euro has reduced our exposure to risk from foreign currency and interest rate fluctuations.

NEW ACCOUNTING STANDARDS

     In July 2001, the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 121 and subsequently SFAS 144 after its adoption.

     The Company adopted the provisions of SFAS 141 as of July 1, 2001 and SFAS 142 is effective on January 1, 2002. SFAS 142 will require the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new requirements in SFAS 141. Upon adoption of SFAS 142, the Company will be required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments by March 31, 2002. As of January 1, 2002, the Company expects to have unamortized goodwill (after reclassification of its unamortized assembled workforce intangible asset into goodwill) of € 11.8 million. Total amortization expense related to goodwill and assembled workforce was € 1.4 million and € 1.2 million for the years ended

December 31, 2001 and 2000, respectively. The adoption of SFAS 142 is not expected to result in any transitional goodwill impairment.

     In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The Company will adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material impact on the Company’s financial statements.

     In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS 144 requires the depreciable life of an asset to be abandoned be revised. SFAS 144 requires all long-lived assets to be disposed of be sale by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company will adopt SFAS 144 on January 1, 2002. The adoption of SFAS 144 is not expected to have a material impact on the Company’s financial statements.

Cover | Table of Contents

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

     We have six non-executive independent directors as part of our board. While these non-executive directors do not play an active role in our day to day operations, they provide the board with an independent element which brings a greater depth of skill, experience and objectivity to the making of key decisions.

     We also have five vice-presidents who, together with the executive director, are responsible for our day to day business. All directors and senior management can receive service of process at the business address of the company.

A. Directors, Executive Officers and Senior Management

     The following table sets forth, as of March 15, 2002, the name of each member of our board of directors and each of our executive officers, their ages, the dates of their first appointments and their positions:

Name	Age	Date Of Appointment	Position

Roland Pudelko	49	March 1998	Executive Director, CEO and President
Timothy Richard Black Anderson	41	February 1998	Non-executive Director
Michael John Glover	63	March 1998	Non-executive Director
John McMonigall	58	March 1998	Non-executive Director
Michael Risman	33	August 1999	Non-executive Director
Jan Olof Ingemar Tufvesson	63	March 1998	Non-executive Chairman
Tord Martin Wingren	41	March 1998	Non-executive Director
Gary Duncan	46	October 1987	Vice-President of Operations
Peter Hall	50	July 1987	Vice-President of IT and Quality
Yoshihiko Kido	49	November 2001	Vice President of Japan
Martin Kloble	42	July 1999	Vice-President of Finance and Controlling
Martin Sallenhag	33	November 2001	Director of Applied Technology
Richard Schmitz	44	January 1994	Vice-President of Engineering

     The following is a brief biography of each director, executive officer and senior manager named here.

     ROLAND PUDELKO joined us in 1989 as managing director and has served as Executive Director, CEO and President since March 1998. Mr. Pudelko has 24 years experience in electronics and microelectronics, primarily in management positions within the Daimler-Benz Group. During that time, he was a board member of a joint venture with the Taiwanese company, ACER, and for the TEMIC Group he was responsible for the coordination of worldwide design and engineering. Mr. Pudelko has a diploma in communication technologies from the vocational college (Fachhochschule) of Esslingen. He is also the managing director of Dialog Semiconductor GmbH and our other consolidated subsidiaries.

     TIMOTHY RICHARD BLACK ANDERSON joined the board of our then-holding company in 1990 and has served as a director since February 1998. Mr. Anderson has been a partner with the London law firm Reynolds Porter Chamberlain since 1989, where he is the head of the corporate department and specializes in business law for media and technology companies. He holds a law degree from Southampton University and is qualified as a solicitor in England and Wales.

     MICHAEL JOHN GLOVER joined the board of our then-holding company in 1990 and has served as one of our directors since March 1998. Mr. Glover was a senior executive with technology based companies in the United Kingdom, Europe, the Far East and North America prior to becoming involved in private equity fund management in 1985. He has a degree in economics from the University of Birmingham. Mr. Glover currently is Managing Director of Aylestone Strategic Management Limited and serves as a director of other companies including Biocode Inc. and Mercury Grosvenor Trust plc.

     JOHN MCMONIGALL has served as one of our directors since March 1998. He joined Apax Partners as a director in 1990 and is currently the director responsible for investments in telecommunications, software and related fields. Between 1986 and 1990, Mr. McMonigall held a variety of senior positions at British Telecom, including managing director of the customer service division. He was also a member of the management board of British Telecom. He is currently on the board of five other public and private companies, including Crane Telecommunications Ltd, Autonomy Corporation plc and Amphion Ltd.

     MICHAEL RISMAN joined us as a director in August 1999, having been closely involved with our company since March 1998. He is a director at Apax Partners where he is responsible for investments in information technology including semiconductors, software and e-commerce infrastructure. Before joining Apax Partners in 1995, Mr. Risman worked for The MAC Group as a strategy consultant and for Jaguar Cars as an engineer. He earned an MBA from Harvard Business School and an MA (Honors) in Electrical Engineering and Management from Cambridge University. He is also a director of Streamserve Inc., ARC International Plc, Integrated Silicon Systems Ltd and Red-M (Communications) Limited.

     JAN OLOF INGEMAR TUFVESSON joined the board of our then-holding company in 1990 and has served as chairman of the board since March 1998. Between 1972 and 1980 he held senior positions on the Royal Swedish Air Force Board. In 1980 he joined Ericsson where he had a number of executive roles, the last being a vice president at LM Ericsson corporate, responsible for all procurement in Ericsson and for developing relations with key suppliers. Mr. Tufvesson graduated from the Royal University of Technology in Stockholm with a masters degree in electronic engineering in 1962. Mr. Tufvesson retired from Ericsson in 1998 and is now active as an independent management consultant, based in Stockholm. He is also a director of ARC International Plc.

     TORD MARTIN WINGREN joined us as a director in March 1998. Mr. Wingren has been employed by the Ericsson company for 17 years. Starting in R & D working on ASIC development he progressed through different roles within Ericsson’s mobile phone development activity. He was technically responsible for the pioneering development of GSM handsets as well as establishing and heading up the UMTS business development unit. Mr. Wingren was appointed President of the newly formed Ericsson Mobile Platforms (EMP) on its launch on September 1, 2001.

     GARY DUNCAN joined us in October 1987 and is currently the Vice-President of Operations. He obtained a Higher National Certificate in electronics and mathematics in 1978 from Plymouth Polytechnic and is a chartered engineer. Before joining Dialog Semiconductor Mr. Duncan held various senior engineering and management positions at Plessey and ES2 in quality and production, device engineering, design software and marketing.

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

     MARTIN KLOBLE joined us in July 1999 as Vice-President of Finance and Controlling. He holds an MBA from the University of Stuttgart-Hohenheim and is qualified as a tax consultant (STEUERBERATER) as well as a certified public accountant in Germany (WIRTSCHAFTSPRUFER) and in the United States (CPA). Before joining Dialog Semiconductor Mr. Kloble worked with KPMG, and was appointed a partner at the beginning of 1999.

     RICHARD SCHMITZ joined us in 1994 and is currently our Vice-President of Engineering. Prior to joining us, he held various design- related positions at Hewlett Packard’s instruments division in Boblingen and the Institute for Microelectronics, Stuttgart. Mr. Schmitz received a diploma in engineering for communications electronics in 1983 from the vocational college (FACHHOCHSCHULE) in Trier.

B. Compensation

     We pay non-executive directors who are not associated with any of our principal shareholders (£) 5,000 to (£) 15,000 per annum.

     We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board or committees thereof. Under certain circumstances, directors are also eligible to receive stock options.

     The following table sets out the aggregate amount of remuneration paid by us and our subsidiaries to all our directors, executives and senior management as a group for services rendered during the year ended December 31, 2001.

Directors, Executives and
Compensation	Senior Management

(in €)
Base salary	1,097,034
Bonuses	0
Monetary value of other benefits	210,603
Amounts reserved for pension or similar benefits	0

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

STOCK OPTIONS

     As of December 31, 2001, our senior management held 938,400 options for our ordinary shares which entitle the holders to acquire 938,400 shares.

Senior	Options	Expiration	Exercise
Management	Held	Date	Price

Roland Pudelko	150,000	February 23, 2009	£0.20
	34,530	May 8, 2009	£0.40
	132,920	July 30, 2009	£0.60
	100,000	December 19, 2011	€7.00
Gary Duncan	60,000	February 23, 2009	£0.20
	17,210	May 8, 2009	£0.40
	26,440	July 30, 2009	£0.60
	25,000	December 19, 2011	€7.00
Peter Hall	60,000	February 23, 2009	£0.20
	17,210	May 8, 2009	£0.40
	26,440	July 30, 2009	£0.60
	25,000	December 19, 2011	€7.00
Yoshihiko Kido	25,000	March 1, 2011	€6.00
Martin Kloble	75,000	July 29, 2009	£0.80
	25,000	December 19, 2011	€7.00
Martin Sallenhag	10,000	May 2, 2011	€7.00
Richard Schmitz	60,000	February 23, 2009	£0.20
	17,210	May 8, 2009	£0.40
	26,440	July 30, 2009	£0.60
	25,000	December 19, 2011	€7.00

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

     Each of our vice-presidents has entered into a service agreement with us and our subsidiaries. The service agreements are all of unlimited duration. In the cases of Gary Duncan and Peter Hall, their agreements are terminable by either party to the agreement on 6 months’ written notice to the other. Richard Schmitz’s agreement is terminable by either party on 3 months’ notice to the end of a calendar quarter. Yoshihiko Kido’s agreement has no time limit and can be terminated by either party on 3 months’ notice in writing. Martin Kloble’s agreement is terminable subject to German statutory provisions for termination. Martin Sallenhag’s agreement is terminable subject to Swedish statutory provisions for termination. None of the service agreements contain provisions subjecting us to onerous obligations in the case of early termination.

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

     The Remuneration Committee of the board of directors determines the salaries and incentive compensation of our officers and the officers of our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and consultants. The Remuneration Committee also administers our various compensation, stock and benefit plans. Our Remuneration Committee consists of Messrs. Tufvesson, Glover and Anderson. None of the members of this Committee was our employee at any time during 2001.

D. Employees

     At December 31, 2001, we employed 287 full-time employees not including trainees/apprentices, of which 157 were based in Germany, 46 in Sweden, 45 in the United Kingdom, 17 in the United States, 14 in Austria and 8 in Japan. Of the total number, 176 were engaged in engineering (including design and product engineering) and 55 were engaged in production (including logistics, quality and testing). The average number of employees in 2001 was 285 compared to 229 in 2000 and 127 in 1999.

E. Share Ownership

     As of December 31, 2001, our directors, executives and senior management held 1,318,770 shares.

Directors, Executives and Senior		Percent of shares
Management	Number	beneficially owned

Roland Pudelko	320,405	*
Timothy Richard Black Anderson	20,816	*
Michael John Glover(1)	195,000	*
Jan Olof Ingemar Tufvesson(2)	165,062	*
Michael Risman	1,172	*
Gary Duncan	162,105	*
Peter Hall	162,105	*
Martin Kloble	150,000	*
Richard Schmitz	142,105	*

*	Less than 1%

(1)	Includes (i) 40,000 shares owned directly by Mr. Michael John Glover, (ii) 90,000 shares owned by Linda Diane Glover, (iii) 5,000 shares owned by Matthew James Glover and (iv) 60,000 shares held by Timothy Thornton Jones as trustee for Linda Diane Glover and the sons of Michael John Glover. The Michlin Trust, trustee for Michael John Glover and the members of his immediate family, owns 3,750 shares.

(2)	Includes (i) 144,162 shares owned directly by Mr. Tufvesson, (ii) 2,900 shares held by Tuf Interactive Leadership AB, a company controlled by Mr. Tufvesson and (iii) 18,000 shares held by members of his family.

EMPLOYEE SHARE PURCHASE PLAN

     On March 26, 1998, we entered into a Subscription and Shareholders Agreement with Apax Partners. Under the terms of this agreement, employees and directors are invited from time-to-time, at the discretion of the Board, to purchase up to 3,456,890 of our ordinary shares from Apax Partners or from the Dialog Employee Benefit Trust (a Jersey trust established to purchase our shares from and sell our shares to our employees and directors). The purchase price of the shares is equal to their estimated fair market value on the date that the employee or director subscribes for the shares. Employees and directors are immediately vested in shares that they purchase under the plan. During the first quarter of 1999, the Trust acquired 668,800 ordinary shares from Apax for purposes of distributing them to employees under the Employee Stock Purchase Plan. For the period from March 1, 1998 to December 31, 1998 and for the year ended December 31, 1999, employees and directors purchased 2,581,360 and 473,480 ordinary shares, respectively, at fair value on the date of purchase. During 2001 and 2000 the Trust distributed 159,006 and 57,108 shares, respectively, in connection with the exercise of employee stock options. At December 31, 2001, the Trust continued to hold 216,616 shares.

SHARE OPTION SCHEME

All of our employees and full time executive directors and employees of any of our consolidated subsidiaries who are required to devote substantially the whole of their working time to us and/or any of our subsidiaries are eligible to be granted options under our share option scheme, at the discretion of the board. The scheme was established on August 7, 1998. A total of 3,840,990 shares may be issued under the scheme. As of December 31, 2001 we had granted options to purchase 2,672,506 shares. These options are exercisable at prices ranging from £ 0.20 to € 55.00 per share depending on the date of grant and what type of option they are (see below). The options generally expire 10 years after the date of grant.

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

The scheme provides for the grant of three categories of options:

•	short options, which may be exercised, if at all, within two years of the date of grant;

•	long options, which may be exercised within five years of the date of grant;

•	incentive stock options which are options granted to a US employee which complies with the relevant terms of the United States Internal Revenue Code of 1986.

Options granted before the offering have not been subject to date to a performance condition (such as the achievement of pre-determined financial targets), although the rules allow the board to make the exercise of an option subject to the satisfaction of objective performance conditions.

Options entitle the option holder to acquire shares at a price per share determined by the board. Such price may not be less than the greater of:

•	the nominal value of a share;

•	the market value of a share at the date of grant;

•	for US participants, who own 10% or more of the total combined voting power of any company of the group, 110% of the market value of a share on the date of grant.

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

Unless the option holder is dismissed for cause or has filed for bankruptcy he or she has one calendar month or such longer period as the board determines from the date of termination of employment in which to exercise options. Otherwise, any options held will lapse immediately upon termination of employment.

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

Where the option holder leaves our employment in circumstances of injury, disability, redundancy within the meaning of the UK Employment Rights Act 1996, the company for which the option holder works ceases to be a member of the Dialog Semiconductor group or the business for which the option holder works is transferred out of the Dialog Semiconductor group, options will be exercisable in the period of six months (three months in respect of incentive stock options) following termination of employment, whether or not any performance conditions which apply to them have been satisfied. In the event of a takeover, reconstruction or amalgamation of our company, options may be exercised in the period of six months following such event. Alternatively, options may be exchanged for options over shares in an acquiring company provided that the new option confers a right to acquire a number of new shares that have the same total market value as the subsisting option, the total amount payable by a participant is the same under the new option as under the subsisting option, and the new option is exercisable in the same manner as the corresponding subsisting option. In practice the six month period can be shortened by the compulsory acquisition procedure under section 429 of the Companies Act 1985 on a takeover. In the event of a voluntary winding up of the company the options may be exercised within three months of the passing of a winding up resolution.

In the event of any rights or capitalization issue, sub-division, consolidation, or reduction of our share capital, the board may (subject to auditors’ confirmation) adjust the number of shares subject to options and the price payable on their exercise provided that (1) the option price for a share is not less than its nominal value; and (2) the total price for the option has not been materially altered.

Other than options granted to German participants (which are fully transferable), options are not transferable and may only be exercised by the option holder or his personal representatives. Shares allotted or transferred under the share option scheme will rank pari passu with shares of the same class then in issue (except in respect of entitlements arising prior to the date of allotment).

No options may be granted over shares under the share option scheme which would, when combined with options granted over shares under any other scheme operated by us or any of our consolidated subsidiaries, exceed 10% of the ordinary share capital of our company in issue on the day preceding the date of the grant.

Cover | Table of Contents

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.     Major Shareholders

Apax Partners own 12,054,793 of our ordinary shares or 27.3%. Apax Partners refers to two entities: Apax Partners & Co. Ventures Ltd. and Apax Partners & Co. Germany II L.P., which act as Manager of Apax Funds Nominees Limited and Managing General Partner of Apax Germany II L.P., respectively. Apax Funds Nominees Limited holds shares as a nominee for certain other Apax Venture Capital Limited Partnerships. Prior to the secondary offering in June 2000, Apax Partners owned 13,568,380 of our ordinary shares or 32.3%. Apax Partners’ voting rights do not differ from the rights of other shareholders.

Adtran, Inc., through its wholly-owned subsidiary ADFI, Inc., owns 2,520,960 ordinary shares or 5.7%. Prior to the secondary offering in June 2000, Adtran, Inc. owned 5,305,810 ordinary shares or 12.6%. Adtran, Inc.’s voting rights do not differ from the rights of other shareholders.

UNITED STATES SHAREHOLDERS

Clearstream Banking AG and a nominee of Clearstream holding two shares are the current holders of record of the company’s shares. Clearstream issues bearer rights to these shares to financial institutions who are participants in Clearstream Banking AG and through whom beneficial owners (including US beneficial owners) hold our shares. Due to the secrecy laws of some of the jurisdictions (including Germany) in which the participants of Clearstream Banking AG are located, these participants may not be obligated to disclose information regarding beneficial ownership of our shares pursuant to Section 198 of the Companies Act 1985 or the Nasdaq Europe regulations. Consequently, we are unable to identify the US beneficial owners of these shares.

B.     Related Party Transactions

Timothy Anderson, a member of the Board, is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as our legal adviser. Payments to Reynolds Porter Chamberlain for legal services rendered during the 2001 fiscal year amounted to€ 159,098.

In 1999, we acquired a 19.47% equity interest in and made a loan to ESM Limited, the parent company of European Semiconductor Manufacturing Limited, one of our suppliers. In August 2000, we participated in an additional capital contribution and loan to ESM Limited totalling € 3.3 million. Affiliates of Apax Partners, one of our shareholders, currently own 62.23% of ESM Limited.

We negotiate our contracts for the purchase of silicon wafers from European Semiconductor Manufacturing Limited on an arms-length basis. In 2001 we purchased silicon wafers from European Semiconductor Manufacturing Limited in the amount of € 12.2 million. Payables due to European Semiconductor Manufacturing Limited were € 0.5 million at December 31, 2001. We also maintain a deposit of $6 million with ESM Limited, the parent company of European Semiconductor Manufacturing Limited and we have paid $8.3 million as advanced payments for future wafer deliveries. In the fourth quarter of 2001, we determined that we could not recover our investment in ESM Limited and therefore we recorded an impairment charge of € 42.4 million. See Notes 3 and 18 to the Consolidated Financial Statements. Our management believes that the investment we have made in ESM Limited and our ongoing transactions with ESM Limited have been, and are conducted on terms no less favourable to us than those that would have been obtainable in arm’s-length transactions among unrelated entities. For more information on ESM Limited and European Semiconductor Manufacturing Limited see “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects”.

Cover | Table of Contents

ITEM 8. FINANCIAL INFORMATION

A.     Consolidated Statements and other Financial Information

See “Item 18: Financial Statements” and pages F-1 through F-25.

LEGAL PROCEEDINGS

Neither we nor any of our consolidated subsidiaries are involved in litigation or arbitration proceedings that could have a substantial impact on our financial position or the financial position of any of our consolidated subsidiaries. We have not been involved in such litigation or arbitration proceedings in the past two years, nor, to the best of our knowledge, are such proceedings pending or threatened against us or any of our consolidated subsidiaries. However, as is the case with many companies in the semiconductor industry, we may from time to time receive communications alleging possible infringement of intellectual property rights of others. Irrespective of the validity of such claims, we could incur significant costs with respect to the defence of such claims which could have a material adverse effect on our business, results of operations or financial condition. See “Item 3: Risk Factors — If we are unable to protect our intellectual property and know-how from copy or use by others, our competitors may gain access to our content and technology”.

DIVIDEND POLICY

We have never declared or paid any dividends. We currently intend to retain all available earnings generated by our operations for the development and growth of our business. As a result, we do not anticipate paying any dividends in the foreseeable future. You should also refer to “Item 5: Operating and Financial Review and Prospects-Liquidity”.

Cover | Table of Contents

ITEM 9. THE OFFER AND LISTING

The NEUER MARKT (XETRA), Nasdaq Europe and Nasdaq are the principal trading markets for our ordinary shares and ADSs.

MARKET PRICES

The following table sets forth, for the periods indicated, the highest and lowest closing market quotations for the shares from the NEUER MARKT (XETRA), Nasdaq Europe and Nasdaq.

NEUER MARKT

	Ordinary Shares

	High Euro	Low Euro

ANNUAL HIGHS AND LOWS
1999 (from October 13)	43.25	9.50
2000	72.50	6.86
2001	10.85	2.60
QUARTERLY HIGHS AND LOWS
1999
Fourth quarter (October 13 through December 31)	43.25	9.50
2000
First quarter	72.50	29.75
Second quarter	65.95	40.00
Third quarter	59.00	36.56
Fourth quarter	37.95	6.86
2001
First quarter	10.85	3.88
Second quarter	8.60	4.61
Third quarter	4.60	2.60
Fourth quarter	8.30	3.85
MONTHLY HIGHS AND LOWS
2001
September	4.40	3.34
October	6.78	3.85
November	7.81	6.28
December	8.30	5.87
2002
January	8.82	5.62
February	5.55	4.40
March (through March 15)	5.35	5.11

On March 15, 2001 the closing market quotation for our shares on the NEUER MARKT (XETRA) was € 5.17.

Nasdaq Europe

	Ordinary Shares

	High Euro	Low Euro

ANNUAL HIGHS AND LOWS
1999 (from October 13)	41.00	9.52
2000	74.00	6.50
2001	11.75	2.80
QUARTERLY HIGHS AND LOWS
1999
Fourth quarter (October 13 through December 31)	41.00	9.52
2000
First quarter	74.00	30.50
Second quarter	67.50	41.00
Third quarter	60.00	36.00
Fourth quarter	36.00	6.50
2001
First quarter	11.75	4.00
Second quarter	7.75	5.00
Third quarter	5.00	2.80
Fourth quarter	8.15	3.50
MONTHLY HIGHS AND LOWS
2001
September	4.25	3.00
October	6.95	3.50
November	8.12	6.25
December	8.15	6.00
2002
January	9.10	6.45
February	6.45	5.00
March (through March 15)	5.50	5.05

On March 15, 2001 the closing market quotation for our shares on Nasdaq Europe was € 5.05.

NASDAQ

	ADSs

	High Dollar	Low Dollar

ANNUAL HIGHS AND LOWS
2000 (from June 29)	54.88	6.25
QUARTERLY HIGHS AND LOWS
2000
Second quarter (June 29 through June 30)	50.25	49.38
Third quarter	54.88	33.00

	ADSs

	High Dollar	Low Dollar

Fourth quarter	32.88	6.25
2000
First quarter	9.69	3.69
Second quarter	7.50	4.00
Third quarter	4.35	2.49
Fourth quarter	7.30	3.40
MONTHLY HIGHS AND LOWS
2001
September	4.35	3.20
October	6.08	3.40
November	7.00	5.52
December	7.30	5.50
2002
January	7.55	4.80
February	5.20	3.75
March (through March 15)	4.69	4.30

On March 15, 2001 the closing market quotation for our shares on Nasdaq was $4.30.

Cover | Table of Contents

ITEM 10. ADDITIONAL INFORMATION

A.     Memorandum and Articles of Association

Incorporated by reference to our Registration Statement on Form F-1, which was filed with the Securities and Exchange Commission on June 27, 2000.

B.     Material Contracts

SUPPLY AGREEMENT WITH CHARTERED SEMICONDUCTOR MANUFACTURING PTE., LTD.

We maintain a deposit of $20 million with Chartered Semiconductor Manufacturing classified in the balance sheet line item “Loans”. Under the terms of our supply agreement dated June 30, 2000, the deposit will guarantee access to certain quantities of sub-micron wafers through fiscal 2003 and several generations of process technologies ranging from current products at 0.60-micron and 0.35-micron and will extend down to, and beyond 0.18-micron technologies. In addition, we paid $10 million as advance payments for future wafer deliveries. Such advance payments are classified in the balance sheet under “Prepaid expenses.” The outstanding balance of the advance payments will be refunded in proportion to our purchases of wafers from Chartered Semiconductor Manufacturing, and at this time, we expect to have the entire advance payment refunded. On October 25, 2001, the Securities and Exchange Commission granted our request for confidential treatment with respect to wafer prices, lot quantities and related proprietary data contained in the supply agreement.

SUPPLY AGREEMENTS WITH EUROPEAN SEMICONDUCTOR MANUFACTURING LIMITED

In September 1999, we entered into an agreement with RJT258 Limited (now European Semiconductor Manufacturing Limited) which guarantees a minimum production capacity at the European Semiconductor Manufacturing Limited foundry at Newport, Wales for the first three years of the supply agreement. On June 28, 2000, the Securities and Exchange Commission granted our request for confidential treatment with respect to wafer prices, lot quantities and related proprietary data.

In September 2000, we entered into a new supply agreement with ESM Limited (now European Semiconductor Manufacturing Limited) which was subsequently amended on November 10, 2000. Under the terms of this agreement, we maintain a deposit of $6 million with European Semiconductor Manufacturing Limited’s parent company ESM Limited. In addition, we paid $8.3 million as advanced payments for future wafer deliveries. These advance payments are classified in the balance sheet under “Prepaid expenses”. For more information, see Notes 3 and 18 to the Consolidated Financial Statements. On October 25, 2001, the Securities and Exchange Commission granted our request for confidential treatment with respect to wafer prices, lot quantities and related proprietary data contained in the supply agreement.

C. Exchange Controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of our securities except as otherwise set forth below in “Taxation” below. There are no limitations under our articles of association restricting voting or shareholding.

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

As used in this summary, “US Holder” means a beneficial owner of shares or ADSs that is (1) an individual who is a US citizen or resident, (2) a corporation or other entity taxable as a corporation and organized under US laws, (3) a trust subject to the control of a US person and the primary supervision of a US court and (4) an estate the income of which is subject to US federal income tax regardless of its source.

UK TAXATION

DIVIDENDS

Under current UK taxation legislation, no tax is required to be withheld at source from cash dividend payments by Dialog Semiconductor Plc. See “US Federal Income Taxation — Distributions” below for a discussion of the treatment of dividend payments by Dialog Semiconductor Plc under the UK-US income tax treaty.

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

UK INHERITANCE TAX

Shares or ADSs are assets situated in the UK for the purposes of UK inheritance tax. Subject to the discussion of the UK-US estate tax treaty in the next paragraph, shares or ADSs beneficially owned by an individual US Holder will be subject to UK inheritance tax on the death of the individual or, if the shares or ADSs are the subject of a lifetime gift that constitutes a chargeable transfer, including a transfer at less than full market value, by such individual. UK inheritance tax is not chargeable on gifts to individuals or to accumulation and maintenance or disabled trusts made more than seven years before the death of the donor. Special rules apply to shares or ADSs held in a settlement.

A share or ADS held by an individual US Holder whose domicile is determined to be the US for purposes of the UK-US estate tax treaty, and who is not a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the share or ADS except where the share or ADS:

•	is part of the business property of a UK permanent establishment of an enterprise; or

•	pertains to a UK fixed base of an individual used for the performance of independent personal services.

The estate tax treaty provides a credit against US federal tax liability for the amount of any tax paid in the UK in a case where the share or ADS is subject both to UK inheritance tax and to US federal estate or gift tax.

On 23 February 2000, the Inland Revenue indicated that the US and UK Governments had scheduled negotiations for revisions to their estate and gift tax treaty. However, as of the date of this annual report no such negotiations have taken place.

UK STAMP DUTY AND STAMP DUTY RESERVE TAX (SDRT)

No stamp duty or SDRT will be payable on the transfer of existing shares which are held, and which continue to be held, in Clearstream Banking AG.

No UK stamp duty will be payable on the transfer of an ADS provided that any instrument of transfer remains at all times outside the UK and is not executed in or brought into the UK. An agreement to transfer an ADS will not give rise to SDRT.

No stamp duty or SDRT will be payable on a cancellation of an ADS provided that the underlying shares continue to be held within Clearstream Banking AG.

GERMAN TAXATION

The summary of German tax considerations addresses only shareholders who are resident in Germany for tax purposes.

DIVIDENDS

Under the new so-called half-income system (HALBEINKÜNFTESYSTEM), only one half of the dividends received by German private investors will generally be subject to German taxation at standard tax rates, and are also subject to a surcharge (SOLIDARITATSZUSCHLAG) equal to 5.5% of the applicable German income tax liability. As long as Dialog Semiconductor Plc is not required to withhold tax at source from dividend payments, the issue of obtaining a refund of UK withholding taxes and for a credit for such withholding taxes in Germany does not arise.

The taxable dividend income from Dialog Semiconductor Plc must be declared in the tax returns of the German investors. The taxable dividend income (i.e. the half of the total proceeds after deduction of either half of the actual income-related expenses incurred, or the standard amount of € 51 (or € 102 for married couples filing jointly) of individuals holding the shares as a private asset may be applied against a tax free investment income allowance of € 1,550/3,100 (individual/married couple) per year.

A corporation subject to unlimited tax liability in Germany is normally exempt from German taxation with respect to dividends received from Dialog Semiconductor Plc, irrespective of the amount of shares held. However, an amount equal to 5% of such tax exempt dividends will be deemed to constitute non-deductible expenses to such corporation and thus will be subject to German corporate income tax and trade tax. The tax exemption does not apply to banks and financial service institutions holding shares as part of the trading book and to financial institutions under certain conditions. If the tax exempt dividends derived by a German corporation will in turn be distributed to its individual shareholder that dividend will be taxed under the half-income system (private individual) or will be tax-free (corporation).

CAPITAL GAINS

A disposal of shares by an individual shareholder who is resident in Germany for tax purposes and holds the shares as a private asset will only be subject to capital gains taxation if such investor held a minimum participation of 1% in Dialog Semiconductor Plc at any time during the five-year period preceding such disposal, or disposes of the shares during a period of one year following their acquisition. If that is the case, 50% of the capital gains is taxed under the new half-income system, otherwise, the capital gains will be tax free. Capital gains from the sale of shares which are implemented during the one year holding period and which, taken together with all other gains from private sales transactions during the one year holding period, do not exceed € 512 per calendar year, will not be taxed.

A private investor holding the shares as a business asset will be subject to German income taxation on 50% of the capital gains realized on the disposal of the shares at standard rates. In case of a commercial enterprise he will also be subject to trade tax. The capital gains realized by a corporate investor are generally tax-exempt under the new rules effective as of 2001. However, should the corporate investor hold the shares via a partnership, it is presently unclear whether or not the capital gains are taxable for trade tax purposes. The tax exemption does not apply to banks and financial service institutions holding shares as part of the trading book and to financial institutions under certain conditions

STAMP DUTY, NET WORTH TAX

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

(2)	the shares were part of the donor’s or the decedent’s business assets for which a fixed place of business existed or a permanent representative was appointed in Germany.

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

BELGIAN TAX LAW. For Belgian income tax purposes, the gross amount of all distributions made by Dialog Semiconductor Plc to its shareholders (other than the repayment of paid-in capital pursuant to a valid shareholders’ decision to reduce the share capital) is taxed as a dividend. Distributions made by Dialog Semiconductor Plc to its shareholders in the course of a final dissolution and liquidation of the company are also taxed as dividends. However, no Belgian withholding tax is due on such liquidation distributions. In addition, the gross amount paid by Dialog Semiconductor Plc over and above the (revalued) paid-in share capital to redeem Shares owned by a holder is taxed as a dividend, but is not subject to withholding tax in Belgium.

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

INCOME TAX FOR BELGIAN RESIDENT INDIVIDUALS. In the hands of an individual Belgian holder who is holding his shares as a private investment, rather than as a business asset, the Belgian dividend withholding tax is a final tax — the dividends need not be reported in the individual’s annual income tax return. If no withholding tax has been levied (i.e. in case of payment or attribution outside Belgium), the individual must report the dividends in his tax return as dividend income. That individual will be taxed at the separate rate of 25%, to be increased by a municipal surcharge (varying, in general, from 6% to 9%).

In the hands of an individual Belgian holder whose shares are effectively connected with his business, the dividends are taxable at the ordinary rates for business income (i.e. varying from 25% to 55% to be increased by the municipal surcharge and a crisis contribution of 3% of the tax due-subject to a gradual reduction of the crisis contribution to zero over the period 2001-2003). Any Belgian withholding tax (in case of payment or attribution through a Belgian paying agent) is creditable against the final income tax due, provided that the holder has the full ownership of the Shares at the time of payment of the dividends and provided that the dividend distribution does not entail a reduction in value of, or capital loss on, the shares.

CORPORATE SHAREHOLDERS

BELGIAN WITHHOLDING TAX. No dividend withholding tax is due if the Belgian holder is a company subject to Belgian corporate income tax.

INCOME TAX FOR BELGIAN RESIDENT COMPANIES. Dividends received by Belgian resident companies are, in principle, subject to corporate income tax at the rate of 40.17% (i.e. the standard rate of 39% increased by the “crisis contribution” of 3% of the corporate income tax due). However, provided that the dividends benefit from the so-called “dividend-received deduction”, only 5% of the dividends received will be taxable. In order to benefit from the deduction, Dialog Semiconductor Plc must not fall, and the Company believes that it does not fall, within one of the categories of which the dividends are expressly excluded from the “dividend-received deduction” (e.g. companies which are not subject to a company tax or which are subject to a company tax regime which is much more advantageous than the Belgian tax regime) and the beneficiary should hold, at the time of payment of the dividends, an equity participation in Dialog Semiconductor Plc of at least 5% or with an acquisition value of at least BEF 50 million. This minimum holding requirement does not apply to Belgian credit institutions, insurance companies, stock exchange companies and qualifying investment companies.

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

INDIVIDUAL SHAREHOLDERS. Individual Belgian holders holding the shares as a private investment are not subject to the Belgian capital gains tax on the disposal of the shares. Individual holders may, however, be subject to a 33% tax (to be increased by the municipal surcharge and the crisis contribution) if the capital gain is deemed to be “speculative”. Individual holders whose holding of shares is effectively connected with a business are taxable at the ordinary progressive income tax rates for business income on any capital gains realized on the disposal of shares unless the individual has held the shares for at least five years, in which case a flat rate of 16.5% will apply (to be increased by the municipal surcharge and the crisis contribution).

CORPORATE SHAREHOLDERS. Belgian resident companies are not subject to Belgian capital gains tax provided that the dividends received on the shares qualify for the “dividend-received deduction” (except for the minimum holding requirement).

RESIDENT ENTITIES SUBJECT TO THE LEGAL ENTITIES TAX (PENSION FUNDS, ETC.). Belgian entities subject to the Legal Entities Tax are not subject to Belgian capital gains tax on the disposal of the shares.

INDIRECT TAXES

STAMP TAX ON SECURITIES TRANSACTIONS. In principle, a stamp tax is levied upon the subscription of new shares and on each of the purchase and sale in Belgium of shares through a professional intermediary. The rate applicable to subscriptions of new shares is 0.35% but the maximum tax that can be assessed is BEF 10,000 (€ 248) per transaction. The rate applicable for secondary sales and purchases in Belgium of shares (including any existing shares offered by the selling shareholders) through a professional intermediary is 0.17%, but there is a limit of BEF 10,000 (€ 248) per transaction and per party.

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

DISTRIBUTIONS

Subject to the “Passive Foreign Investment Company” discussion below, dividends paid with respect to shares or ADSs will be included in the gross income of a US holder as ordinary dividend income from foreign sources to the extent paid from Dialog Semiconductor Plc’s earnings and profits as determined under US federal income tax principles. Distributions in excess of earnings and profits will be treated first as a return of capital to the extent of the US holder’s tax basis in the shares or ADSs and then as a capital gain. Dividends will not be eligible for the dividends-received deduction available to corporations.

Dividends paid in Euros will be includable in a US Dollar amount based on the exchange rate in effect on the day received by the shareholder or the depositary whether or not the payment is converted into Dollars at that time. Gain or loss recognized on a subsequent conversion of Euros for a different amount will be US source ordinary income or loss.

A US holder eligible for benefits under the UK-US income tax treaty will be entitled to receive a tax credit from the UK Inland Revenue, subject to a withholding tax equal to the amount of the tax credit. At current tax rates, a dividend of £ 90 entitles an eligible US holder to a payment of £ 10 offset by a UK withholding tax of £ 10. Because the tax credit payment and the withholding tax offset each other, the UK Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have US tax significance for electing US holders. A US holder that elects to include the tax credit payment in income may claim a foreign tax credit for the UK withholding tax (subject to otherwise applicable limitations on foreign tax credit claims). To make the election, a holder must file a completed US Internal Revenue Service Form 8833 with its US federal income tax return for the relevant year. A new UK-US income tax treaty has been signed but not ratified. Under the new treaty, US holders will no longer be entitled to a foreign tax credit in respect of the tax credit payment. The new treaty will apply to dividends paid or credited on or after the first day of the second month following the date on which the new treaty is ratified. A US holder may elect to continue to apply the terms of the current UK-US income tax treaty for an additional 12-month period. You are advised to consult your own tax advisors about the consequences of the new treaty in light of your particular circumstances.

DISPOSITIONS

Subject to the “Passive Foreign Investment Company” discussion below, US holders will recognize capital gain or loss on the sale or other disposition of the shares or

ADSs in an amount equal to the difference between the amount realized on the sale or other disposition and the US holder’s basis in the shares or ADSs. Such gain or loss will be long term capital gain or loss if the US holder has held the shares or ADSs for more than one year at the time of the sale or other disposition. Long term capital gain recognized by an individual is subject to taxation at a maximum rate of 20 per cent. Deductions for capital losses are subject to limitations. Any gain or loss will be treated as arising from US sources.

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

PASSIVE FOREIGN INVESTMENT COMPANY

Dialog Semiconductor Plc believes that it is not and will not become a passive foreign investment company (“PFIC”) for US federal income tax purposes. Whether Dialog Semiconductor Plc becomes a PFIC will depend, among other things, upon the amount of its passive income and its passive assets, the growth in its business revenues and its market value in the future. A non-US company is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income.

If Dialog Semiconductor Plc were a PFIC in any year during which a US holder owned the shares or ADSs, the US holder would be subject to additional taxes on any excess distributions received from Dialog Semiconductor Plc and any gain realized from the sale or other disposition of the shares or ADSs, regardless of whether Dialog Semiconductor Plc continued to be a PFIC. A US holder has an excess distribution to the extent that distributions on the shares or ADSs during a taxable year exceed 125% of the average amount received during the three preceding tax years or, if shorter, the US holder’s holding period. To compute the tax on excess distributions or any gain (1) the excess distribution or the gain is allocated ratably over the US holder’s holding period, (2) the amount allocated to the current year and any year before Dialog Semiconductor Plc became a PFIC is taxed as ordinary income in the current year, and (3) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If Dialog Semiconductor Plc becomes a PFIC in any tax year, a US holder of the shares or ADSs could avoid some of the tax consequences just described by electing to mark the shares or ADSs to market annually. Any gain from marking the shares or ADSs to market or from disposing them will be ordinary income. A US holder will recognize loss from marking the shares or ADSs to market, but only to the extent of its unreversed gains from marking them to market. Loss from marking shares or ADSs to market will be ordinary, but loss on disposing of them will be capital loss except to the extent of unreversed gains.

A US holder of shares or ADSs will not be able to avoid the tax consequences described above by electing to treat Dialog Semiconductor Plc as a qualified electing fund (“QEF”) because Dialog Semiconductor Plc does not intend to prepare the information that US holders would need to make a QEF election.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Distributions on the shares or ADSs and proceeds from sale of the shares or ADSs paid in the United States (or by certain persons outside the United States) will be reported to the US Internal Revenue Service unless the shareholder (1) is a corporation, (2) provides a properly executed US Internal Revenue Service Form W-8 BEN or (3) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number. The amount of any backup withholding tax will be allowed as a credit against the shareholder’s United States federal income tax liability.

E.     Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the material may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at HTTP://WWW.SEC.GOV that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Our annual reports and some other information submitted by us to the Commission may be accessed through this web site.

Cover | Table of Contents

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a matter of policy, we do not engage in derivatives trading, derivatives market-making or other speculative activities. See “Item 5: Operating and Financial Review and Prospects-Overview-Foreign Currencies” and Note 15 to the Consolidated Financial Statements.

During 2000 to hedge the foreign currency exposure with respect to the $26 million of deposits with Chartered Semiconductor Manufacturing Pte., Ltd. and ESM Limited, we purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euros. At December 31, 2001, these derivative financial instruments had a maximum maturity of 24 months. Because of the write-off of our investments in ESM Limited, $ 6 million of deposits no longer qualify for hedge accounting. Consequently, future changes in the fair value of the related foreign currency forward contract will be recognised in results of operations. See Note 15 to the Consolidated Financial Statements.

Cover | Table of Contents

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

NOT APPLICABLE.

Cover | Table of Contents

PART II

Cover | Table of Contents

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

NOT APPLICABLE.

Cover | Table of Contents

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NOT APPLICABLE.

Cover | Table of Contents

PART III

Cover | Table of Contents

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

Cover | Table of Contents

ITEM 18. FINANCIAL STATEMENTS

See pages F-1 through F-25 of this annual report.

Cover | Table of Contents

ITEM 19. EXHIBITS

1.1	Memorandum and Articles of Association of Dialog Semiconductor Plc.(1)

2.1	Form of Deposit Agreement among Dialog Semiconductor Plc, The Bank of New York as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder.(1)

8.1	See “Item 4: Information on the Company — Organizational structure”.

10.1	Supply Agreement with ESM Limited (now European Semiconductor Manufacturing Limited) dated September 28, 2000 and subsequently amended on November 10, 2000.(2)(3)

10.2	Supply Agreement with Chartered Semiconductor Manufacturing Pte., Ltd. dated June 30, 2000.(2)(3)

(1)	Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on June 27, 2000 and are incorporated herein by reference.

(2)	Previously filed as an exhibit to the Company’s Annual Report on Form 20-F for 2000, filed with the US Securities and Exchange Commission on June 4, 2001 and incorporated herein by reference.

(3)	On October 25 2001, the US Securities and Exchange Commission granted our request for confidential treatment of the commercially sensitive material in the above contracts.

FINANCIAL INFORMATION

INDEPENDENT AUDITORS’ REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS DIALOG SEMICONDUCTOR PLC:

We have audited the accompanying consolidated balance sheets of Dialog Semiconductor Plc and subsidiaries as of December 31, 2001, 2000 and 1999 and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dialog Semiconductor Plc and subsidiaries as of December 31, 2001, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments and hedging activities in 2001.

Stuttgart, Germany
February 20, 2002, except for Note 18
which is as of March 21, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(Held) Wirtschaftsprüfer	(Kiechle) Wirtschaftsprüfer

Dialog Semiconductor Plc
Consolidated Statements of Operations
(In thousands of €, except per share data)

		Year ended December 31,

	Notes	2001	2001	2000	1999

		(Note 1)
Revenues	16	$89,472	€100,519	€214,459	€87,246
Cost of sales (including excess inventory provision of 10,689 in 2001)		(70,885)	(79,637)	(138,866)	(56,749)

Gross margin		18,587	20,882	75,593	30,497
Selling and marketing expenses		(3,608)	(4,054)	(5,672)	(3,888)
General and administrative expenses		(4,957)	(5,569)	(5,972)	(2,698)
Research and development		(27,821)	(31,256)	(22,898)	(11,108)
Amortization of goodwill and intangible assets		(2,850)	(3,202)	(2,651)	(1,237)

Operating profit (loss)		(20,649)	(23,199)	38,400	11,566
Interest income, net		799	898	1,940	13
Foreign currency exchange gains and losses, net		273	306	2,627	(329)
Write-down of investment	3	(37,745)	(42,405)	—	—

Result before income taxes		(57,322)	(64,400)	42,967	11,250
Income taxes	4	20,224	22,721	(16,410)	(4,570)

Net income (loss)		(37,098)	(41,679)	26,557	6,680

Earnings (loss) per share	17
Basic earnings (loss) per share		(0.85)	(0.95)	0.62	0.16

Diluted earnings (loss) per share		(0.85)	(0.95)	0.60	0.15

Weighted average number of shares (in thousands)
Basic		43,788	43,788	42,669	35,980
Diluted		43,788	43,788	44,300	37,790

The accompanying notes are an integral part of these Consolidated Financial Statements

Dialog Semiconductor Plc
Consolidated Balance Sheets
(In thousands of €)

		At December 31,

	Notes	2001	2001	2000	1999

		(Note 1)
ASSETS
Cash and cash equivalents		$29,040	€32,626	€29,879	€11,257
Trade accounts receivable, net		14,677	16,489	42,100	21,946
Inventories	6	15,267	17,152	36,818	10,019
Deferred taxes	4	20	23	182	38
Prepaid expenses	7	986	1,107	4,151	—
Other current assets		739	830	3,162	5,101

Total current assets		60,729	68,227	116,292	48,361
Property, plant and equipment, net	8	32,880	36,940	46,772	15,570
Intangible assets	8	5,074	5,701	6,993	3,738
Goodwill	8	10,150	11,403	12,730	9,762
Investments	8	—	—	2,638	2,404
Loans	8	20,449	22,974	41,867	10,507
Deferred taxes	4	21,971	24,684	445	522
Prepaid expenses	7	7,579	8,514	19,686	—

TOTAL ASSETS		158,832	178,443	247,423	90,864

LIABILITIES AND SHAREHOLDERS’ EQUITY
Financial Liabilities	9	—	—	—	56
Trade accounts payable		7,364	8,273	26,815	15,289
Accrued expenses		4,514	5,071	7,573	1,920
Income taxes payable		1,279	1,437	8,428	3,195
Deferred taxes	4	1,127	1,266	1,106	604
Other current liabilities		1,589	1,786	1,781	614

Total current liabilities		15,873	17,833	45,703	21,678
Deferred taxes	4	2,585	2,904	2,526	575

TOTAL LIABILITIES		18,458	20,737	48,229	22,253

Ordinary shares	11	5,997	6,737	6,737	6,418
Additional paid-in capital		150,238	168,788	168,776	63,475
Retained earnings (accumulated deficit)		(15,521)	(17,437)	24,242	(2,315)
Currency translation adjustment		(241)	(270)	(440)	1,194
Derivative financial instruments		(37)	(42)	—	—
Employee stock purchase plan shares	12	(62)	(70)	(121)	(161)

Total Shareholders’ equity		140,374	157,706	199,194	68,611

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		158,832	178,443	247,423	90,864

The accompanying notes are an integral part of these Consolidated Financial Statements

Dialog Semiconductor Plc
Consolidated Statements of Cash Flows
(In thousands of €)

	Year ended December 31,

	2001	2001	2000	1999

	(Note 1)
Cash flows from operating activities:
Net income (loss)	$(37,098)	€(41,679)	€26,557	€6,680
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Write-down of investment in silicon supplier	37,745	42,405	—	—
Provision for excess inventory	9,514	10,689	—	—
Depreciation of property, plant and equipment	11,394	12,801	8,126	2,548
Amortization of goodwill and intangible assets	2,850	3,202	2,651	1,237
Change in deferred taxes	(20,909)	(23,491)	2,322	1,135
Changes in current assets and liabilities:
Trade accounts receivable	22,783	25,597	(19,626)	(14,065)
Inventories	7,989	8,975	(26,793)	(6,523)
Prepaid expenses	3,697	4,153	(23,862)	0
Trade accounts payable	(16,489)	(18,525)	11,409	10,445
Accrued expenses	(2,506)	(2,815)	5,489	333
Income taxes payable	(6,242)	(7,013)	5,294	1,795
Other assets and liabilities	747	840	3,304	(4,492)

Cash provided by (used for) operating activities	13,475	15,139	(5,129)	(907)

Cash flows from investing activities:
Purchases of property, plant and equipment	(2,810)	(3,157)	(39,024)	(14,487)
Purchases of intangible assets	(514)	(577)	(4,769)	(1,372)
Investments and deposits made	(7,916)	(8,894)	(32,019)	(12,905)
Payments for the acquisition of businesses	—	—	(4,342)	—

Cash used for investing activities	(11,240)	(12,628)	(80,154)	(28,764)

Cash flows from financing activities:
Additions to short-term borrowings	—	—	—	12,190
Repayment of short-term borrowings	—	—	—	(12,190)
Repayments of redeemable preference shares including accrued dividends	—	—	—	(19,563)
Proceeds from issuance of ordinary shares	(5)	(6)	105,627	59,152
Purchase of employee stock purchase plan shares	—	—	—	(185)
Sale of employee stock purchase plan shares	61	69	33	231
Changes in financial liabilities	—	—	(58)	(3,434)

Cash provided by financing activities	56	63	105,602	36,201

Cash provided by operating, investing and financing activities	2,291	2,574	20,319	6,530
Effect of foreign exchange rate changes on cash and cash equivalents	154	173	(1,697)	1,769

Net increase in cash and cash equivalents	2,445	2,747	18,622	8,299
Cash and cash equivalents at beginning of period	26,595	29,879	11,257	2,958

Cash and cash equivalents at end of period	29,040	32,626	29,879	11,257

The accompanying notes are an integral part of these Consolidated Financial Statements

Dialog Semiconductor Plc
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(In thousands of €)

				Accumulated other
			Retained	comprehensive income (loss)		Employee
			earnings	Currency	Derivative	stock
	Ordinary	Additional	(accumulated	translation	financial	purchase plan
	shares	paid-in capital	deficit)	adjustment	instruments	shares	Total

Balance at December 31, 1998	5,267	5,267	(7,969)	471	—	—	3,036

New issuance of shares	1,151	58,001	—	—	—	—	59,152
Net income	—	—	6,680	—	—	—	6,680
Other comprehensive income	—	—	—	723	—	—	723

Total comprehensive income	—	—	6,680	723	—	—	7,403
Purchase of employee stock purchase plan shares	—	—	—	—	—	(185)	(185)
Sale of employee stock purchase plan shares	—	207	—	—	—	24	231
Accrued dividend — cumulative redeemable preference shares	—	—	(1,026)	—	—	—	(1,026)

Balance at December 31, 1999	6,418	63,475	(2,315)	1,194	—	(161)	68,611

New issuance of shares	319	105,308	—	—	—	—	105,627
Net income	—	—	26,557	—	—	—	26,557
Other comprehensive loss	—	—	—	(1,634)	—	—	(1,634)

Total comprehensive income (loss)	—	—	26,557	(1,634)	—	—	24,923
Sale of employee stock purchase plan shares	—	(7)	—	—	—	40	33

Balance at December 31, 2000	6,737	168,776	24,242	(440)	—	(121)	199,194

Cost of issuance of shares in 2000	—	(6)	—	—	—	—	(6)
Net loss	—	—	(41,679)	—	—	—	(41,679)
Other comprehensive income (loss)	—	—	—	170	(42)	—	128

Total comprehensive income (loss)	—	—	(41.679)	170	(42)	—	(41.551)
Sale of employee stock purchase plan shares	—	18	—	—	—	51	69

Balance at December 31, 2001	6,737	168,788	(17,437)	(270)	(42)	(70)	157,706

The accompanying notes are an integral part of these Consolidated Financial Statements

Dialog Semiconductor Plc
Consolidated Fixed Assets Schedule
(In thousands of €)

	Acquisitions costs

	Balance at					Balance at
	January 1,	Currency		Reclassi-		December 31,
	2001	Change	Additions	fications	Disposals	2001

Test equipment	47,808	5	872	—	—	48,685
Leasehold improvements	1,588	13	178	—	—	1,779
Office and other equipment	11,725	65	2107	—	(499)	13,398

Property, plant and equipment	61,121	83	3,157	—	(499)	63,862

Intangible assets	10,013	33	577	—	(141)	10,482
Goodwill	15,221	—	—	—		15,221

Intangible assets and goodwill	25,234	33	577	—	(141)	25,703

Investments	2,638	—	455	—	—	3,093
Loans	41,867	981	8,443	(763)	(4)	50,524

Investments and loans	44,505	981	8,898	(763)	(4)	53,617

Investments in affiliated companies

Name	Registered office	Participation
Dialog Semiconductor GmbH	Kirchheim/Teck – Nabern, Germany	100%
Dialog Semiconductor (UK) Limited	Swindon, UK	100%
Dialog Semiconductor Inc	Clinton, New Jersey, USA	100%
Dialog Semiconductor KK	Tokyo, Japan	100%
SVEP Design Center AB	Lund, Sweden	100%

The accompanying notes are an integral part of these Consolidated Financial Statements

Dialog Semiconductor Plc
Consolidated Fixed Assets Schedule (Continued)
(In thousands of €)

	Depreciation / Amortization						Book Value

	Balance at					Balance at	Balance at
	January 1,	Currency				December 31,	December 31,
	2001	change	Additions		Disposals	2001	2001	2000

Test equipment	8.414	4	9,498			17,916	30,769	39,394
Leasehold improvements	590	7	235			832	947	998
Office and other equipment	5.345	43	3,068		(282)	8,174	5,224	6,380

Property, plant and equipment	14.349	54	12,801		(282)	26,922	36,940	46,772

Intangible assets	3.020	28	1,875		(142)	4,781	5,701	6,993
Goodwill	2.491	—	1,327		—	3,818	11,403	12,730

Intangible assets and goodwill	5.511	28	3,202		(142)	8,599	17,104	19,723

Investments	—	—	3,093	(1)	—	3,093	—	2,638
Loans	—	—	27,550	(1)	—	27,550	22,974	41,867

Investments and loans	—	—	30,643		—	30,643	22,974	44,505

(1)	Write-down of investment in silicon supplier (see note 3)

The accompanying notes are an integral part of these Consolidated Financial Statements

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of €, unless otherwise stated)

1. General

(a) Description of Business

Dialog Semiconductor Plc (“Dialog” or the “Company”) develops and supplies mixed signal and system level solutions for wireless, communications and automotive applications. Dialog’s products are used by major original equipment manufacturers across the world. Once developed the Company contracts with manufacturers for production of the chips.

The Company was formed in March 1998 to effect the acquisition of the Dialogue Semiconductors Limited Group from Daimler-Benz AG (now DaimlerChrysler AG). Dialog was majority-owned by the venture capital company, Apax Partners (“Apax”), and its related investors prior to the Company’s initial public offering in October 1999.

On May 9, 2000 the Company purchased the remaining 90.8% interest that it did not already own in SVEP Design Center AB, a Swedish company focused on system design for advanced consumer electronic products in the wireless communication area. The purchase price of the 90.8% interest in SVEP was 36,320,000 Swedish Krona (approximately € 4.4 million).

(b) Business and Credit Concentrations

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers, the ability to obtain adequate supply of sub micro wafers and to access additional sources of liquidity.

The Company has made significant investments in long-lived assets and in certain suppliers (in the form of equity interests, loans, deposits and advanced payments) to ensure sufficient future wafer deliveries. The industry wide decline in demand for semiconductors has adversely affected the financial condition of several semiconductor manufactures, including certain wafer suppliers used by the Company. Prolonged adverse market conditions in the industries could effect significantly financial statement estimates made by management, including the Company’s ability to fully recover these investments and therefore could impact future operating results.

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The Company’s revenue base is diversified by geographic region and by individual customer. The Company’s products are generally utilized in the mobile communications and automotive industries. During 2001, 2000 and 1999, two customers individually accounted for more than 10% of the Company’s revenues. Such customers accounted for 67% in 2001, 75% in 2000 and 69% in 1999 of total revenues. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers.

(c) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). All amounts herein are shown in thousands of Euros and for the year 2001 are also presented in U.S. Dollars (“$”), the latter being unaudited and presented solely for convenience of the reader at the rate of €1 = 0.8901, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2001.

Certain prior year balances have been reclassified to conform with current year presentation.

2. Summary of Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include all of the entities of the Company. Investments in which the Company has less than a 20% ownership are accounted for using the cost method. All intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents — Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less.

Inventories- Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first-in, first-out (FIFO) or weighted average cost methods.

Other Current Assets — Other current assets principally represent tax refunds receivable.

Property, Plant and Equipment — Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets as follows:

Machinery and equipment	3 to 5 years
Leasehold improvements	Shorter of useful life or lease term

Leasing — The Company is a lessee of design software and property, plant and equipment which are accounted for as operating leases.

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Intangible Assets — Purchased software and licenses are stated at cost and amortized using the straight-line method over the estimated useful lives of three years for software and five years for licenses. Intangible assets resulting from the acquisition include customer lists, patents, trade names and an assembled workforce and are amortized over their useful lives of 9 years for customer lists, 17 years for a patent application, 15 years for trade names and 18 years for the assembled workforce. Such useful lives were determined based upon historical data with respect to customer and employer turnover and remaining contractual lives.

Goodwill — The excess of purchase price over the fair value of net assets acquired (goodwill) is amortized on a straight-line basis over the expected period of benefit ranging from 7 to 15 years. The Company assesses the recoverability of such amount by determining whether the amortization of the balance over its remaining life can be recovered from the undiscounted future operating cash flows of the acquired operation. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. The assessment of the recoverability of the excess of cost over net assets acquired will be impacted if estimated future operating cash flows are not achieved.

Impairment of Long-Lived Assets — The Company assesses impairment of long-lived assets and its intangible assets, excluding goodwill, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment losses have been recognized in the years presented.

Foreign Currencies — The functional currency for the Company’s operations is generally the applicable local currency. Accordingly, the assets and liabilities of companies whose functional currency is other than the Euro are included in the consolidation by translating the assets and liabilities into the reporting currency (the Euro) at the exchange rates applicable at the end of the reporting year. Equity accounts are measured at historical rates. The statements of income and cash flows of such non-Euro functional currency operations are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of shareholders’ equity. Currency transaction gains or losses arising from transactions of Dialog companies in currencies other than the functional currency are included in financial income, net at each reporting period.

The exchange rates of the more important currencies against the Euro used in preparation of the consolidated financial statements were as follows:

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Exchange rate at			Annual average
	December 31,			exchange rate

Currency	2001	2000	1999	2001	2000	1999

	€	€	€	€	€	€
Great Britain 1 GBP	1.64	1.6	1.61	1.61	1.65	1.52
Japan 100 YEN	0.86	—	—	0.92	—	—
United States 1 USD	1.13	1.07	1.00	1.11	1.08	0.94
Sweden 10 SEK	1.07	1.13	—	1.08	1.18	—

Revenue Recognition — Revenue, net of discounts, is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Service revenue, which is derived from research and development reimbursement projects, is recognized based upon the acceptance by a customer of project milestones.

Product-Related Expenses — Expenditures for advertising and sales promotion and for other sales-related expenses are charged to expense as incurred. Provisions for estimated costs related to product warranty are made at the time the related sale is recorded. Shipping and handling costs amounting to € 241 (2000: € 684; 1999: € 636) are recorded within selling expenses.

Research and Development — Research and development costs are expensed as incurred. Research and development costs which are charged to customers and, accordingly, are included in cost of sales, amounted to approximately to € 2,683 (2000: € 2,286; 1999: € 1,492).

Income Taxes — Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records deferred tax valuation allowances, if any, to reduce the deferred tax assets to amounts which will more likely than not be realized.

Stock-Based Compensation — The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, and related interpretations, for its stock option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying shares exceeded the exercise price.

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Earnings Per Share — Earnings per share has been computed using the weighted average number of outstanding ordinary shares for each year. Because the Company reported a net loss in 2001, only basic per share amounts have been presented in 2001. Had the Company reported net income in 2001, the weighted average number of shares outstanding would have potentially been diluted by 2,672,506 stock options (not assuming the effects of applying the treasury stock method).

Use of estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivative Instruments and Hedging Activities — The Company adopted Statement No. 133 of Financial Accounting Standards (“SFAS”), Accounting for Derivative Instruments and Hedging Activities, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities – an amendment of SFAS No. 133, on January 1, 2001. Upon adoption of this statement, the Company recorded a net transition adjustment gain of € 605 (net of income tax expense of € 340) in accumulated other comprehensive income. During 2001, the Company reclassified € 647 (net of income tax expense of € 364) from accumulated other comprehensive income to net income relating to the transition adjustment recorded at January 1, 2001.

New Accounting Pronouncements — In July 2001, the FASB issued SFAS 141, Business Combinations, and SFAS 142, Goodwill and Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. SFAS 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually. SFAS 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 121 and subsequently SFAS 144 after its adoption.

The Company adopted the provisions of SFAS 141 as of July 1, 2001 and SFAS 142 is effective on January 1, 2002. Goodwill and any intangible asset determined to have an indefinite useful life that is acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized until December 31, 2001.

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SFAS 142 will require the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new requirements in SFAS 141. Upon adoption of SFAS 142, the Company will be required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments by March 31, 2002.

As of the date of adoption of SFAS 142, the Company expects to have unamortized goodwill (after reclassification of its unamortized assembled workforce intangible asset into goodwill) of € 11.8 million. Total amortization expense related to goodwill and assembled workforce was €1.4 million and €1.2 million for the years ended December 31, 2001 and 2000, respectively. The adoption of SFAS 142 is not expected to result in any transitional goodwill impairment.

In June 2001, the FASB issued SFAS 143, Accounting for Asset Retirement Obligations. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The Company will adopt SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material impact on the Company’s financial statements.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off be considered held and used until it is disposed. However, SFAS 144 requires the depreciable life of an asset to be abandoned be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company will adopt SFAS 144 on January 1, 2002. The adoption of SFAS 144 is not expected to have a material impact on the Company’s financial statements.

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. Write-down of Investment

The Company has made certain investments since 1999 in one of its principal foundries, ESM Limited (ESM) to secure silicon supplies. Such investments comprised of a cost basis equity interest, loans and advance payments for future silicon which totaled € 42.4 million at September 30, 2001. The Company has continually monitored the recoverability of its investments in ESM in light of the decline in demand in the industry and the deteriorating financial condition of ESM. Based on the Company’s estimates of the fair value of its investments, indications of continued third-party financial support of ESM, and the Company’s intentions with respect to these investments, management previously determined that its investments in ESM were recoverable. However, during the 4th quarter 2001, the financial condition of ESM continued to deteriorate and in January 2002, ESM’s lead bank cancelled its lending facilities. As a result, ESM was subsequently placed in receivership (a reorganisation under UK law). Consequently, management currently believes that it will not recover its investments in ESM and therefore recorded an impairment charge of € 42.4 million in the 4th quarter of 2001. It is possible that the Company may be able to recover a portion of its investments in ESM. However, management is unable to estimate reliably what amount, if any, that may ultimately be recovered. See Note 18 for subsequent event.

4. Income Taxes

Income (loss) before income taxes consists of the following:

	Year ended December 31,

	2001	2000	1999

Germany	(69,629)	23,965	8,570
Foreign	5,229	19,002	2,680

	(64,400)	42,967	11,250

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The benefit (provision) for income taxes consists of the following:

	Year ended December 31,

	2001	2000	1999

Current taxes:
Germany	856	(8,444)	(2,286)
Foreign	(1,618)	(5,644)	(1,149)
Deferred taxes:
Germany	23,914	(2,430)	(1,044)
Foreign	(431)	108	(91)

	22,721	(16,410)	(4,570)

Although Dialog is a UK company, its principal operations are located in Germany and all of its operating subsidiaries are owned by its German subsidiary. Accordingly, the following information is based on German corporate tax law. Until the end of 2000 German corporate tax law applied a split-rate imputation with regard to the taxation of the income of a corporation and its shareholders. In accordance with the tax law, retained corporate income is initially subject to a federal corporate tax of 40% in 2000 and 1999, plus a solidarity surcharge of 5.5% on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounts to 42.2% in 2000 and 1999. In 2000 and 1999, upon distribution of retained earnings to shareholders, the corporate income tax rate on the earnings is adjusted to 30%, plus a solidarity surcharge of 5.5% on the distribution corporate tax, for a total of 31.65%, by means of a refund for taxes previously paid.

In 2000 and 1999, the Company applied the distributed corporate income tax rate of 30% to earnings of its German subsidiary as the Company plans to distribute such earnings to the parent company.

In October 2000, the German government enacted new tax legislation which, among other things, reduced the Company’s statutory tax rate for its German subsidiary from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective January 1, 2001. Including the impact of the solidarity surcharge of 5.5%, the federal corporate tax rate amounts to 26.375 % in 2001. The change in German tax law did not have a material effect on the valuation of the Company’s German source deferred tax assets and liabilities.

A reconciliation of income taxes determined using the German corporate tax rate of 26.375% for 2001 and 31.65% for 2000 and 1999 plus the after federal tax benefit rate for trade taxes of 11.225% for 2001 and 10.426% for 2000 and 1999, for a combined statutory rate of 37.6% for 2001 and 42.076% for 2000 and 1999, is as follows:

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31,

	2001	2000	1999

Expected benefit (provision) for income taxes	24,214	(18,081)	(4,733)
Credit for dividend distribution	—	273	177
Foreign tax rate differential	395	2,200	343
Amortization of non-deductible Goodwill and intangible assets	(494)	(439)	(295)
Write-down of investment	(1,163)	—	—
Others	(231)	(363)	(62)

Actual benefit (provision) for income taxes	22,721	(16,410)	(4,570)

Deferred income tax assets and liabilities are summarized as follows:

	2001	2000	1999

Property, plant and equipment	157	101	145
Net operating loss and tax credit carryforwards	24,526	526	415
Other	24	—	—

Deferred tax assets	24,707	627	560

Property, plant and equipment	(2,905)	(2,525)	(575)
Accounts receivable	(93)	(208)	(427)
Prepaid expenses	—	(417)	—
Accounts payable	(1,172)	(482)	(177)

Deferred tax liabilities	(4,170)	(3,632)	(1,179)

Net deferred tax assets (liabilities)	20,537	(3,005)	(619)

The deferred tax assets at December 31, 2001 reflect management’s estimate of the amount that will be realized as a result of future profitability. The amount of the deferred tax asset considered realizable could be reduced if estimates of future taxable income are reduced.

5. Additional Cash Flow Information

The following represents supplemental information with respect to cash flows:

	Year ended December 31,

	2001	2000	1999

Interest paid	83	143	280
Income taxes paid	7,622	5,214	1,860

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. Inventories

Inventories are comprised of the following:

	December 31,

	2001	2000	1999

Raw materials	7,358	11,827	2,527
Work-in-process	4,838	14,009	6,896
Finished goods	4,956	10,982	596

	17,152	36,818	10,019

7. Prepaid Expenses

At December 31, 2001, the Company maintained deposits of $20 million with Chartered Semiconductor Manufacturing Pte., Ltd., (CSM) and $6 million with ESM. These deposits are classified in the balance sheet line item “Loans.” Under the terms of these agreements, the deposits will guarantee access several generations of process technologies ranging from current products at 0.60-micron and 0.35-micron and will extend down to, and beyond 0.18-micron technologies. In addition, the Company paid a total of $21.5 million in 2000 as an advance payment for future wafer deliveries. Such advance payment is classified in the balance sheet line items “Prepaid expenses.” As described in note 3 “Write-down of Investment “, we recorded a € 42.4 million asset write-down in 2001 which includes the $6 million deposit with ESM and advance payments for future wafer deliveries of $8.3 million due to the financial uncertainty of ESM. The outstanding balance of the advance payment is refunded in proportion to the Company’s purchases of wafers from CSM, and at this time, the Company expects to have the entire advance payment refunded. During 2000 to hedge the foreign currency exposure with respect to the $26 million of deposits with CSM and ESM, the Company purchased foreign currency forward contracts to effectively change the US dollar deposits into Euros (see Note 15).

8. Other long-term assets

Information with respect to changes to the company’s property, plant and equipment, net, intangible assets, goodwill, investments and loans is presented in the consolidated Fixed Asset Schedule included herein.

Depreciation expense amounted to € 12,801, € 8,126, and € 2,548 for the years ended December 31, 2001, 2000 and 1999, respectively.

9. Financial Liabilities

At December 31, 2001, the Company had an unused short-term credit line of € 12,782. There are no amounts outstanding under this credit line at December 31, 2001.

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10. Cumulative Redeemable Preference Shares

In October 1999, Dialog repaid the carrying amount, including cumulative unpaid dividends, of 5,640,194 shares of cumulative redeemable preference shares with a par value of £1 per share, previously issued at a premium of £1 per share. The carrying amount of redeemable preference shares had been increased by € 2,005 through a charge to retained earnings in 1999 and 1998 resulting in a total repayment of € 19,563.

On May 18, 2000, the Company’s shareholders approved a resolution reclassifying the 5,640,194 issued and redeemed preference shares of £ 1 per share as 56,401,940 ordinary shares of £ 0.10 per share ranking pari passu with the existing ordinary shares of the Company.

11. Shareholders’ Equity

At December 31, 2001, Dialog had authorized 104,311,860 ordinary shares with a par value of £ 0.10 per share. Issued and outstanding were 44,068,930 ordinary shares.

On August 18, 1999, Dialog was re-registered as a public limited company under the laws of England and Wales and changed its name to Dialog Semiconductor Plc. Prior to that date, Dialog was incorporated as a private limited liability company, registered in England and Wales.

On September 24, 1999, Dialog approved a five-for-one split of the Company’s ordinary shares and effected changes in its capital structure. In connection with the changes in capital structure, the authorized number of ordinary shares of the Company was increased by 9,500,000 shares. The Company also amended its Articles to allow for only one class of ordinary shares and one class of preference shares. All previously outstanding “A” and “B” ordinary shares have been converted into an equal number of the Company’s ordinary shares with a par value of £ 0.10 per share (after adjustment for the five-for-one split). Each ordinary share entitles the holder to one vote.

On October 13, 1999, the Company completed an initial public offering of ordinary shares, receiving net proceeds (after deduction of underwriting discounts, stamp duty and other offering expenses) of € 59,152 from the sale of 7,500,000 new shares.

On May 18, 2000, the shareholders of the Company approved the following resolutions related to the capital structure of Dialog that (i) subdivided the 23,954,960 authorized ordinary shares with a par value of £0.20 per share by means of a two-for-one share split into 47,909,920 ordinary shares with a par value of £0.10 per share, and (ii) reclassified the 5,640,194 issued and redeemed cumulative redeemable preference shares with a par value of £1 per share as 56,401,940 ordinary shares with a par value of £0.10 ranking pari passu with the existing ordinary shares of the Company.

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

On June 29, 2000, the Company completed an offering of ordinary shares in Germany and the United States resulting in net proceeds (after deduction of underwriting discounts, stamp duty and other offering expenses) of € 105,627 from the sale of 2,000,000 new shares at € 57.50 per share.

12. Employee Stock Purchase Plan

On March 26, 1998, the Company and its then majority owner, Apax, adopted the Subscription and Shareholders Agreement under which employees and directors are invited from time-to-time, at the discretion of the Board, to purchase up to 3,456,890 ordinary shares of the Company from Apax or an established Employee Benefit Trust. The purchase price of the shares is equal to their estimated fair value on the date the employee or director subscribes for those shares. Employees and directors are immediately vested in their purchased shares. During the first quarter of 1999, the Trust acquired 668,800 ordinary shares from Apax for purposes of distributing them to employees under the Employee Stock Purchase Plan. For the period from March 1, 1998 to December 31, 1998 and for the year ended December 31, 1999, employees and directors purchased 2,581,360 and 473,480 ordinary shares, respectively, at fair value on the date of purchase. During 2001 and 2000 the Trust distributed 159,006 and 57,108 shares, respectively, in connection with the exercise of employee stock options. At December 31, 2001, the Trust continued to hold 216,616 shares.

13. Stock Option Plan

On August 7, 1998, the Company adopted a stock option plan (“Plan”) under which employees and directors may be granted from time-to-time, at the discretion of the Board, stock options to acquire up to 3,840,990 shares of the Company’s authorized but unissued ordinary shares. Stock options are granted with an exercise price not less than the estimated fair value at the date of grant. Stock options have terms of ten years and vest over periods of one to five years from the date of grant.

The fair value of the stock option grants was estimated using the Minimum Value Method prior to the Company’s initial public offering in October 1999. The fair value of all subsequent grants is estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used for stock option grants for the years ended December 31, 2001, 2000 and 1999.

	Year ended December 31,

	2001	2000	1999

Expected dividend yield	0%	0%	0%
Expected volatility	108%	70%	—
Risk free interest rate	4.6%	4.8%	4.0%
Expected life (in years)	2.9	5	5
Weighted-average fair value of options granted (in €)	4.37	20.35	0.15

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Stock option plan activity for the years ended December 31, 2001, 2000 and 1999 was as follows:

	Year ended December 31,

	2001		2000		1999

(prices in €)	Options	Weighted average	Options	Weighted average	Options	Weighted average
		exercise price		exercise price		exercise price

Outstanding at beginning of year	2,849,778	14.01	1,840,500	0.54	1,077,710	0.28
Granted	1,193,460	6.86	1,192,520	33.00	773,140	0.88
Exercised	(159,006)	0.42	(57,108)	0.50	—	—
Forfeited	(145,106)	20.41	(126,134)	3.54	(10,350)	0.28
Cancelled	(1,066,620)	32.80	—	—	—	—

Outstanding at end of year	2,672,506	3.78	2,849,778	14.01	1,840,500	0.54

Options exercisable at year end	536,594	0.89	331,834	0.38	—	—

In June 2001, the Company’s board of directors approved a resolution giving employees the right to cancel their options granted in June and October 2000. Employees elected to cancel a total of 250,040 options granted in June 2000 with an exercise price of € 55 and 816,580 options granted in October 2000 with an exercise price of € 26. In December 2001, approximately 1.0 million options were granted at an exercise price equal to fair value (at the date) (€ 7 per share).

The Company applies APB Opinion 25 in accounting for the Plan and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, “Accounting for Stock-Based Compensation,” the Company’s net income (loss) would have been the pro forma amounts indicated below for the years ended December 31, 2001, 2000 and 1999 (in thousands of Euro, except per share data):

	Year ended December 31,

	2001	2000	1999

Net income (loss):
As reported	(41,679)	26,557	6,680
Pro forma	(42,802)	25,809	6,666
Net income (loss) per share—basic:
As reported	(0.95)	0.62	0.16
Pro forma	(0.98)	0.59	0.16

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following table summaries information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable

	Number Outstanding	Weighted-Average		Number Exercisable
	at December 31,	Remaining	Weighted-Average	at December 31,	Weighted-Average
Range of Exercise Prices	2001	Contractual Life	Exercise Price	2001	Exercise Price

€ 0.32 - 1.28	1,446,366	7.1	€0.61	533,070	€0.67
€ 3.00 - 9.00	1,191,740	9.9	€6.86	—	—
€ 26.00	29,000	8.8	€26.00	2,444	€26.00
€ 55.00	5,400	8.5	€55.00	1,080	€55.00

€ 0.32 - 55.00	2,672,506	8.4	€3.78	536,594	€0.89

14. Lease Commitments

The Company leases design software, certain of its office facilities, office and test equipment, and vehicles under operating leases. Total rentals under operating leases, charged as an expense in the statement of income, amounted to € 8,446, € 6,220 and € 2,528 for the years ended December 31, 2001, 2000 and 1999, respectively.

Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2001 are as follows:

	2002	2003	2004	2005	2006	Thereafter

Operating leases	9,938	2,713	678	572	504	1,018

15. Derivative Financial Instruments and Hedging Activities

a) Use of Financial Instruments

Changes in exchange rates influence the Company’s results of operations because sales are primarily denominated in US dollars and Euros whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars. In order to reduce foreign currency exposure, the Company attempts to match cash inflows and outflows (sales with supply costs) in the same currency, primarily the US dollar. In situations where the Company is not able to effectively match cash inflows and outflows in the same currency, management considers the use of derivative financial instruments. As a matter of policy, the Company does not engage in derivatives trading, derivatives market-making or other speculative activities.

The Company purchased foreign currency forward contracts in 2000 to effectively change $26 million of deposits with its manufacturers into Euros. At December 31, 2001, these derivative financial instruments had a maximum maturity of 24 months. Because of the write-off of our investments in ESM, $6 million of deposits no longer qualify for hedge accounting. Consequently, future changes in the fair value of the related foreign currency forward contract will be recognized in results of operations.

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

b) Information with Respect to Cash Flow Hedges

Recognized foreign-currency-denominated assets or liabilities for which a foreign currency transaction gain or loss is recognized in earnings qualify as a hedged item under SFAS 138. Cash flow hedge accounting is used for foreign-currency-denominated assets or liabilities hedging situations in which all of the variability in the functional-currency-equivalent cash flows are eliminated by the effect of the hedge. The hedging derivative is reported on the balance sheet at its fair value and the remeasurement of the foreign-currency-denominated assets or liabilities is based on the guidance in SFAS 52, Foreign Currency Translation. Subsequent changes in exchange rates result in the reclassification of unrealized gains or losses included in accumulated other comprehensive income related to the hedging derivative into earnings (financial income, net) in the same period as the changes in exchange rates affect the foreign-currency-denominated assets or liabilities.

The Company anticipates that € 21 of losses included in accumulated other comprehensive income at December 31, 2001, which were also included in accumulated other comprehensive income at January 1, 2001, will be reclassified into earnings during the next year.

c) Fair value of financial instruments

The carrying amount of cash and cash equivalents, accounts receivable, other current assets and current liabilities approximates fair value due to the short maturity of these financial instruments.

At December 31, 2000 the notional amounts, carrying amounts and fair values of the forward contracts and deposits were as follows:

	Notional amounts	Carrying amounts	Fair values

Currency contracts	28,190	—	1,194
Deposits	—	28,190	26,996

The fair values of the forward foreign contracts were based on reference exchange rates adjusted for the respective interest rate differentials.

16. Segment Reporting

The Company operates in one segment, the design and supply of semiconductor chips.

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Revenues by product-type consisted of the following:

	Year ended December 31,

	2001	2000	1999

Revenues
Wireless communication	77,751	180,345	68,052
Wireline communication	2,623	9,501	2,953
Automotive	5,923	7,948	6,980
Industrial	14,222	15,221	7,852
Other	—	1,444	1,409

	100,519	214,459	87,246

Revenues are allocated to countries based on the location of the shipment destination.

	Year ended December 31,

	2001	2000	1999

Revenues
Germany	22,912	40,941	21,024
Sweden	16,169	57,866	29,679
United Kingdom	4,356	21,480	5,737
Other European countries	17,534	35,726	19,136
China	20,084	2,562	—
Malaysia	7,773	35,582	5,145
Other countries	11,691	20,302	6,525

	100,519	214,459	87,246

Long-term assets are allocated according to their location.

	Year ended December 31,

	2001	2000	1999

Long-term assets
Germany	95,795	116,386	36,079
Japan	564	—	—
United Kingdom	11,694	12,801	5,457
USA	857	1,390	967
Sweden	581	554	—

	109,491	131,131	42,503

DIALOG SEMICONDUCTOR PLC
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17. Earnings Per Share

Earnings per share is determined as follows (in thousands of Euro, except number of shares and earnings per share):

	Year ended December 31,

	2001	2000	1999

Net income (loss)	41,679	26,557	6,680
Less preference share dividend	—	—	(1,026)

Net income (loss) applicable to ordinary shareholders	41,679	26,557	5,654

Weighted average number of shares outstanding (in thousands)—basic	43,788	42,669	35,980
Dilutive effect of stock options (1)	—	1,631	1,810

Weighted average number of shares outstanding (in thousands)—diluted	43,788	44,300	37,790

Earnings (loss) per share—basic	(0.95)	0.62	0.16

Earnings (loss) per share—diluted	(0.95)	0.60	0.15

(1)  Options issued in 2000 were not included in the computation of diluted earnings per share because the options’ underlying exercise price was greater than the average market price for Dialog ordinary shares for the year ended December 31, 2000. Because the Company reported a net loss for the year ended December 31, 2001, only basic per share amount has been presented for this period.

18. Subsequent Event

Following the placement of ESM Limited into receivership, as discussed in Note 3, we recently learned that the receiver had successfully completed negotiations that will result in the sale of ESM Limited to International Rectifier Corporation. Based on the terms of the sale agreement the Company expects to recover approximately € 6,000 of its investment in ESM Limited. This recovery will be recognized in our financial statements when realized, which is expected to be by the end of the first quarter of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 20-F, and has duly caused this registration statements to be signed on its behalf by the undersigned, thereunto duly authorized, in Stuttgart, Germany on March 27, 2002.

DIALOG SEMICONDUCTOR PLC

By: /s/ Roland Pudelko

Roland Pudelko

Executive Director, CEO and President