Form 20-F
period 2002-12-31
DIALOG SEMICONDUCTOR PLC
filed 2003-02-27
CIK 1116581

Quick Links - Table of Contents

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

_______________

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 (B) OR (G)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2002

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from to

COMMISSION FILE NUMBER 5-59311

_______________

DIALOG SEMICONDUCTOR PLC

(Exact name of Registrant as specified in its charter)

NOT APPLICABLE	ENGLAND AND WALES
(Translation of Registrant's Name Into English)	(Jurisdiction of Incorporation of Organization)

_______________

Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

_______________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE OF WHICH REGISTERED
ORDINARY SHARES OF £0.10 PER SHARE REPRESENTED BY AMERICAN DEPOSITARY SHARES	NASDAQ NATIONAL MARKET

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

Item 17 [  ]  Item 18 [X]

FORWARD-LOOKING STATEMENTS

The annual report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects”and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of general economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital–and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

We derived the following selected historical and pro forma financial data from our consolidated financial statements and those of our predecessor business. You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects.” We derived the selected historical consolidated financial information of our predecessor business for the period from January 1, 1998 to February 28, 1998 from the audited consolidated financial statements of our predecessor business, which have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft (“KPMG”). We derived the selected historical consolidated financial information of Dialog Semiconductor Plc as of December 31, 2002, 2001, 2000, 1999 and 1998, for the years ended December 31, 2002, 2001, 2000 and 1999, and for the period from March 1, 1998 to December 31, 1998 from our audited consolidated financial statements, which have been audited by KPMG. The audited consolidated financial statements for the years ended December 31, 2002, 2001 and 2000 are included elsewhere in this annual report.

We derived the pro forma statement of income of Dialog Semiconductor Plc for the year ended December 31, 1998 from the audited consolidated statement of income of our predecessor business for the period from January 1, 1998 to February 28, 1998 and from the audited consolidated statement of income of Dialog Semiconductor Plc for the period from March 1, 1998 to December 31, 1998, in each case as audited by KPMG. We prepared the pro forma financial information solely to assist comparisons across financial periods. This pro forma information does not purport either to represent actual results or to be indicative of results which will be achieved in future periods. You may find it helpful to read this data in conjunction with “Item 5. Operating and Financial Review and Prospects”and our financial statements, the related notes and other financial information included elsewhere in this annual report. You may also find it helpful to read “Item 5. Operating and Financial Review and Prospects-Overview-Acquisition”for more information on the acquisition of our predecessor business and to which the pro forma financial information relates.

Our audited consolidated financial statements and those of our predecessor business were prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The following tables should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Item 5. Operating and Financial Review and Prospects”included elsewhere in this annual report.

	Successor (1)						Predecessor (2)
						For the period March 1, 1998 to December 31,	For the period January 1, 1998 to February 28,
	Year ended December 31,
(IN THOUSANDS OF EURO) (5)	2002	2001	2000	1999	1998(3)	1998	1998
					(unaudited pro forma)
STATEMENT OF INCOME DATA:
Revenues	77,104	100,519	214,459	87,246	44,478	38,197	6,281
Cost of sales (7)	(57,403)	(79,637)	(138,866)	(56,749)	(25,429)	(21,896)	(3,533)
Gross margin	19,701	20,882	75,593	30,497	19,049	16,301	2,748
Selling and marketing expenses	(4,149)	(4,054)	(5,672)	(3,888)	(3,515)	(2,714)	(801)
General and administrative expenses	(6,447)	(5,569)	(5,972)	(2,698)	(2,610)	(2,363)	(247)
Research and development	(34,530)	(31,256)	(22,898)	(11,108)	(6,656)	(5,542)	(1,114)
Amortization of goodwill and intangible assets	(1,975)	(3,202)	(2,651)	(1,237)	(957)	(802)	(3)
Acquired in-process research and development	––	––	––	––	(9,300)	(9,300)	––
Operating profit (loss)	(27,400)	(23,199)	38,400	11,566	(3,989)	(4,420)	583
Interest income, net	1,121	898	1,940	13	(155)	(129)	(26)
Foreign currency exchange gains and losses, net	(451)	306	2,627	(329)	(63)	(11)	(52)
Recovery (write-down) of investment	11,969	(42,405)	––	––	––	––	––
Result before income taxes	(14,761)	(64,400)	42,967	11,250	(4,207)	(4,560)	505
Income tax benefit (expense)	5,472	22,721	(16,410)	(4,570)	(2,721)	(2,430)	(291)
Net income (loss)	(9,289)	(41,679)	26,557	6,680	(6,928)	(6,990)	214
Basic earnings (loss) per share(6)	(0.21)	(0.95)	0.62	0.16		(0.23)
Diluted earnings (loss) per share(6)	(0.21)	(0.95)	0.60	0.15		(0.23)
BALANCE SHEET DATA:
Cash and cash equivalents	31,005	32,626	29,879	11,257		2,958
Working capital(4)	56,506	50,394	70,589	26,683		2,943
Total assets	166,927	178,443	247,423	90,864		31,920
Financial liabilities	––	––	––	56		3,489
Cumulative redeemable preference Shares	––	––	––	––		17,120
Shareholders' equity	148,028	157,706	199,194	68,611		3,036
OTHER DATA:
Weighted average number of shares outstanding (in thousands):
Basic	43,888	43,788	42,669	35,980		34,568
Diluted	43,888	43,788	44,300	37,790		34,568

__________

(1) Dialog Semiconductor Plc and its subsidiaries from and after the acquisition effective March 1, 1998.

(2) Dialogue Semiconductors Limited and its subsidiaries, a majority-owned group of companies of Daimler-Benz AG (now DaimlerChrysler AG), prior to the acquisition effective March 1, 1998.

(3) The pro forma statement of income data for the year ended December 31, 1998 gives effect to our acquisition of our predecessor business as if this acquisition had occurred on January 1, 1998. We have accounted for the acquisition using the purchase method of accounting. Accordingly, we allocated the €28.0 million purchase price to the assets acquired and the liabilities we assumed based upon their fair values. The purchase price exceeded the fair value of the net assets we acquired by approximately €11.1 million. We recorded this amount as goodwill and are amortizing it over 15 years.

Here is how we calculated the pro forma statement of income data:

  We combined the results of operations of our predecessor business for January and February, 1998 with the results of our operations for the ten months from March through December, 1998.

  We added €152,000 to amortization of goodwill and intangible assets to show the amount of amortization expense we would have had if the acquisition had occurred on January 1, 1998.

(4) Current assets less current liabilities.

(5) All balances prior to January 1, 1999 have been restated from Deutsche Mark into Euro using the exchange rate as of January 1, 1999 (€1 = DM1.95583).

(6) Because our predecessor was a limited liability company and part of a group of UK companies majority-owned by Daimler-Benz AG, presentation of earnings per share information for the period from January 1, 1998 to February 28, 1998 and pro forma for the year ended December 31, 1998 is not meaningful.

(7) Includes provision for excess inventory of €1,930 and €10,689 for the years ended December 31, 2002 and 2001, respectively.

B. Exchange Rate Information

The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US Dollars per £1.00.

Period	Period End	Average (1)	High	Low
YEAR
1998	1.66	1.66	1.72	1.61
1999	1.62	1.62	1.68	1.55
2000	1.50	1.52	1.65	1.40
2001	1.45	1.44	1.47	1.41
2002	1.61	1.50	1.61	1.41
MONTH
August 2002	1.55	1.54	1.57	1.52
September 2002	1.57	1.56	1.57	1.53
October 2002	1.56	1.56	1.57	1.54
November 2002	1.56	1.57	1.59	1.54
December 2002	1.61	1.59	1.61	1.56
January 2003	1.64	1.62	1.65	1.60
February 2003 (through February 18)	1.59	1.63	1.65	1.59

__________

(1) The average of the noon buying rates on the last day of each period in question.

On February 18, the noon buying rate was $1.5921 per £1.00.

The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City for cable transfers in Euro as certified for customs purposes by the Federal Reserve Bank of New York expressed in US Dollars per €1.00. All exchange rates relating to periods prior to January 1, 1999 have been calculated using the noon buying rate in New York City for cable transfers in Deutsche Mark expressed in US Dollars per Deutsche Mark multiplied by the fixed Deutsche Mark/Euro exchange rate in effect on and after January 1, 1999 of DM1.95583 per €1.00.

Period	Period End	Average(1)	High	Low
YEAR
1998	1.17	1.11	1.05	1.22
1999	1.01	1.07	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.90	0.93	0.85
2002	1.05	0.95	1.05	0.86
MONTH
August 2002	0.98	0.98	0.99	0.96
September 2002	0.99	0.98	1.00	0.97
October 2002	0.99	0.98	0.99	0.97
November 2002	0.99	1.00	1.01	0.99
December 2002	1.05	1.02	1.05	0.99
January 2003	1.07	1.06	1.09	1.04
February 2003 (through February 18)	1.07	1.08	1.09	1.07

(1) The average of the noon buying rates on the last day of each period in question.

On February 18, the noon buying rate was $1.0708 per €1.00.

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

We have not been profitable for the last two fiscal years, and there is no guarantee that we will return to profitability

While we reported an operating profit for the 1999 and 2000 fiscal years, for the 2002 fiscal year we incurred a net loss of €9,289,000 and for the 2001 fiscal year we incurred a net loss of €41,679,000. We cannot assure you that our net losses will not continue or increase in the future or that we will return to being profitable. Please see “Item 3. Key Information”and “Item 5. Operating and Financial Review and Prospects”for information regarding our financial condition.

Our revenues, profitability and growth could decline if the growth of the wireless communications market slows

We derive a substantial portion of our revenue from the wireless communications market, which experienced difficult conditions in 2001 and 2002. Our revenues from wireless communications applications accounted for 71% of our total revenues for the year ended December 31, 2002. Our revenues decreased 23% from €100.5 million for the year ended December 31, 2001 compared with €77.1 million for the year ended December 31, 2002, primarily as a result of significantly reduced revenue from one major customer. In future periods, conditions in the wireless communications market may fluctuate, which could result in either growth or decline. Conditions in the wireless communications market may be influenced by numerous factors, including:

  national and regional regulatory environments;

  general economic conditions;

  advances in competing telecommunication and information technologies;

  manufacturing capacity; and

  perceived health risks to cellular phone users.

Any significant constraints on the growth of, or downturns in, the wireless communications market could have a negative effect on our future revenues and profit growth.

We may become a passive foreign investment company

We may become a passive foreign investment company. Whether we become a passive foreign investment company will depend, among other things, upon the amount of its passive income and the value of its passive assets, the growth in its business revenues and its market value in the future. Since goodwill represents a substantial part of its non-passive assets, changes in the market value of our shares, which have been significant and could continue to be significant, can cause us to become a passive foreign investment company. If we become a passive foreign investment company, US holders would be subject to additional US taxes under special US federal income tax rules. See “Item 10. Additional Information–US Federal Income Taxation–Passive Foreign Investment Company”.

If we are unable to adapt rapidly to changing markets and technology, we may lose customers and be unable to develop new business

The market in which we compete is characterized by continuous development and technological improvement. As a result, our success depends on our ability to develop new designs and products on a cost-effective, timely basis. Our future success also depends on our ability to anticipate and respond to new market trends, to rapidly implement new designs that satisfy customers' desires, and to keep abreast of technological changes within the semiconductor industry generally. If we fail to successfully design and develop new products and product enhancements that respond to technological changes and customer requirements in a timely and cost-effective manner, we may be unable to respond to competitive challenges. We could also lose customers and experience a lower demand for our products.

The semiconductor industry is highly cyclical in nature, and this results in periodic overcapacity

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production over-capacity, reduced product demand and erosion of average sale prices. We and many of our competitors have historically expanded during periods of increased demand, resulting in overcapacity. See “Item 4. Business Overview–Industry Background.”

We face intense competition, and if we are unable to compete effectively, we could lose customers

Many of our direct and indirect competitors are major international semiconductor companies with substantially greater technical, financial and marketing resources and name recognition. In addition, in the future we may face increased competition from smaller, niche semiconductor design companies. Further, some of our customers could decide to satisfy their applications specific integrated circuit (“ASIC”) demands through in-house design and production. We compete with these competitors primarily on the basis of the following attributes:

  price;

  design cycle time;

  reliability;

  performance;

  customer and logistical support; and

  reputation.

Our inability to compete effectively on any of these bases or others could affect the pricing of and demand for our products. See “Item 4. Information on the Company–Competition”.

The loss of one of our principal foundry relationships or assembly services or a delay in foundry or assembly production may result in a material loss of production and revenues

A material production delay, limitation or other detrimental effect on production at one of our principal foundries could result in a material loss of revenue until such production is restored or until the affected product lines are transferred to another foundry. A foundry's production can be delayed, limited or detrimentally affected by, among other things:

  difficulties in the manufacturing process;

  the complexity of individual designs;

  failure of suppliers to meet delivery dates;

  shortages in raw materials or silicon impurities; and

  other factors or circumstances outside our control.

Within certain process technologies below 0.7 microns, more than 90% of our production was outsourced to Chartered Semiconductor Manufacturing Pte., Ltd. We also outsource our wafer assembly services, including bonding and packaging, to selected assemblers in Europe and Asia. If we lose one or more of our assemblers or if any assembler fails to meet its delivery dates, fails to meet quality standards set by us, limits production volumes or increases prices due to capacity constraints, we could experience significant delays and loss of production, which could result in a material loss of revenues. For more information on outsourcing of production and assembly of our products, see “Item 4. Information on the Company–Our Product Cycle–Manufacture of Wafers”.

Obtaining access to manufacturing capacity at semiconductor manufacturing plants may become increasingly difficult and could result in higher costs and a material loss of revenues

We outsource our silicon wafer fabrication and, therefore, access to semiconductor manufacturing plants, or “fabs”, is necessary to our business. Access to fabs, however, may become increasingly difficult in future years as the semiconductor industry continues to grow. If we are unable to obtain access to sufficient manufacturing capacity at fabs, we could experience significant delays or a loss of production, which could result in a material loss of revenues. Additionally, if there is a shortage of available manufacturing capacity at fabs, we may have to pay more for the manufacture of silicon wafers.

We currently depend on a few customers for a substantial portion of our revenues, and the loss of one or more of these customers may result in a material decline in our revenues

We derive a substantial portion of our revenues from a relatively small number of wireless communications manufacturers that require high performance, low cost semiconductor products. Sales to two customers individually accounted for 61% in 2002, 67% in 2001 and 75% in 2000 of total revenues. Our revenues declined for the year ended December 31, 2002, primarily as a result of significantly reduced revenue from one major customer, and the further loss of revenue from one or more major customers would result in a further material decrease in our revenues. In addition, because we depend on a relatively small, focused customer base we are exposed to downward pricing pressures from those customers.

A continued downturn in the semiconductor industry could adversely affect our ability to recover our deposit with our principal foundries, Chartered Semiconductor Manufacturing Pte., Ltd.

We maintain a $20 million deposit with and have made advanced payments of $20 million in 2000 and 2001 to Chartered Semiconductor Manufacturing Pte., Ltd. We received a $10 million refund from Chartered Semiconductor Manufacturing Pte., Ltd. for advanced payments in 2001. Under the terms of our contract with Chartered Semiconductor Manufacturing Pte., Ltd., the deposit is due to be refunded to us by January 1, 2004 and the remaining advanced payments will be refunded to us in proportion to our future wafer purchases. We currently expect to recover the entire amount of our deposit and advance payments in the form of wafers. However, prolonged adverse market conditions could affect our estimates about the recoverability of these investments. It is reasonably possible that our future operating results could be materially adversely affected if we determine that it is necessary to write-off a portion or all of our investment. For more information, see Note 8 to the consolidated financial statements.

Perceived health risks relating to cellular handsets could lead to decreased demand for ASICs

Some members of the medical community have expressed concern that the electromagnetic signals from cellular handsets may cause brain tumors, memory loss or DNA and genetic damage. The perceived health risks and related publicity or litigation could reduce the demand for cellular handsets and ASICs and, thus, reduce our sales and revenues.

Our business, financial condition and reputation may be materially adversely affected if our ASICs, or the electronic systems of which they are a part, contain defects that cause damage or injury

Our ASICs form part of larger complex products such as cellular phones and airbag sensors. Defects in our ASICs, or in the electronic systems of which they are part, may directly or indirectly result in damage to third parties' property, physical injury or even death. If such defects occur, they may result in:

  product liability claims;

  expensive and time-consuming modifications;

  damaged customer relationships;

  damage to our reputation; and

  loss of market share.

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

Our products are difficult to manufacture and manufacturing defects can adversely affect our results

The manufacture of our products is a precise and complex process. The production cycle for new products is characterized by the need to achieve increasingly high yields from batches of ASICs. If we are unable to achieve increasingly high yields, or if one of our products is defective, this could result in a delay in the time it takes for our products to reach the market in quantity, a loss of customers or damage to our business reputation, which could materially affect our results of operations.

We may not be able to remain competitive if we lose any of our key executives

Our success depends to a significant extent upon the continued service of our key senior executives, particularly of our management members. We rely heavily on senior management's special knowledge and its ability to maintain relationships with our key customers. If we lose any of our key senior executives, we may not be able to retain our current customers or develop business with new customers.

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

If we are unable to protect our intellectual property and know-how from being copied or used by others, our competitors may gain access to its content and technology

We attempt to protect our trade secrets and other proprietary information through confidentiality agreements with customers, suppliers, employees and consultants and through other security measures. We also rely on copyright and trade secret laws to protect our intellectual property and know-how.

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

The profitability of our business may be adversely affected by currency fluctuations and by the economic and legal developments in the countries where we conduct our business

We sell our products primarily in Europe, Asia and the United States. Our operations are subject to risks inherent in international business activities, including:

  general economic conditions in each country;

  costs of complying with a variety of regulatory environments;

  currency conversion risks and the effect of fluctuations in currency exchange rates;

  taxation by multiple government entities;

  tariffs and other trade barriers; and

  staffing and managing foreign operations.

We conduct our business primarily in US Dollars and Euro, the currency in which we state our financial statements (prior to January 1, 1999 we used the Deutsche Mark).

Since its introduction on January 1, 1999, the Euro has fluctuated in value against the US Dollar. From the date of its introduction through December 31, 2001, the Euro declined approximately 25% against the US Dollar, through February 18, 2003 the Euro had recovered to 92% of its original value. Changes in the exchange rate between the Euro and other non-Euro currencies, principally the US Dollar, will affect the translation of our consolidated financial results into Euro, and will also affect the value of any amounts that our subsidiaries distribute to us. Exchange rate changes may also affect our balance sheet. Changes in the Euro values of our assets and liabilities resulting from exchange-rate movements may cause us to record foreign currency gains and losses. We do not currently enter into forward or other derivative transactions to hedge against exchange rate fluctuations, except with respect to certain deposits with our foundries as described below.

Changes in exchange rates also influence our results of operations. Our sales are primarily denominated in US Dollars, Euro, and, prior to January 1, 1999, the Deutsche Mark, whereas our purchases of raw materials and manufacturing services are primarily denominated in US Dollars. For the year ended December 31, 2002, 76% of our revenues were denominated in Euro, 23% were denominated in US Dollars and 1% were denominated in Pound Sterling and 75% of our cost of sales was denominated in Euro and 25% was denominated in US Dollars. For the year ended December 31, 2001, 46% of our revenues were denominated in Euro, 51% were denominated in US Dollars, 2% were denominated in Swedish Krona and 1% were denominated in Pound Sterling and 22% of our cost of sales was denominated in Euro and 78% was denominated in US Dollars. For the year ended December 31, 2000, 30% of our revenues were denominated in Euro and 70% were denominated in US Dollars and 24% of our cost of sales was denominated in Euro and 76% was denominated in US Dollars. In order to hedge our foreign currency exposure, we attempt to match cash inflows and outflows in the same currency, primarily the US Dollar.

To hedge our foreign currency exposure with respect to $20 million of deposits with Chartered Semiconductor Manufacturing Pte., Ltd, we purchased foreign currency forward contracts to effectively convert the US Dollar deposits into Euro. See “Item 5. Operating and Financial Review and Prospects–Critical Accounting Policies and Related Uncertainties–Realizability of Investments in Wafer Suppliers”and Note 14 to the consolidated financial statements.

With the exception of specific foreign currency forward contracts, we may be unable to match inflows and outflows adequately, which increases our exposure to changing exchange rates.

US-resident shareholders may find it more difficult to protect their interests than they would as shareholders of a US-based corporation

Dialog Semiconductor Plc is incorporated under the laws of England and Wales. The rights of our shareholders and the responsibilities of the members of the board of directors of a corporation under English law are different from those under US law. Furthermore, a majority of the members of our board of a directors and the majority of our assets are located outside the United States. Therefore, US-resident shareholders may find it more difficult to protect their interests and enforce a judgment of a US court as compared to shareholders of a US-based corporation. In addition, it may be difficult to bring an action seeking a remedy under US securities laws in a non-US court.

Our future operating results could be materially affected if judgments underlying any of our accounting policies were to significantly change

A number of our accounting policies involve judgments about various factors, including our financial and operating condition, the wireless communications industry and general economic conditions. There is a reasonable likelihood that our future operating results could be materially affected if the conditions or assumptions on which our judgments are based were to significantly change. See “Item 5. Operating and Financial Review and Prospects–Critical Accounting Policies and Related Uncertainties”.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Dialog Semiconductor Plc (“Dialog”or the “Company”) is a public limited company constituted under the laws of England and Wales. Our business originated from the European activities of International Microelectric Products, Inc., a US company active in the semiconductor industry. On May 20, 1985, International Microelectric Products, Inc. incorporated IMP (Europe) Limited as a private limited company registered in England and Wales. At the end of 1989 and the beginning of 1990, Daimler-Benz AG, now DaimlerChrysler AG, acquired IMP (Europe) Limited, which became part of a Daimler-Benz AG subsidiary, Temic Telefunken microelectronic GmbH, now Conti Temic microelectronic GmbH (“Conti Temic”). In March 1998, three of our major shareholders, Apax Partners & Co. Ventures Ltd. and Apax Partners & Co, Germany II L.P. (together “Apax Partners”), Adtran, Inc. (“Adtran”) and Ericsson provided funding to finance our buyout of the business from Daimler-Benz AG for €28.0 million. See “Item 5. Operating and Financial Review and Prospects–Acquisition”.

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

B. BUSINESS OVERVIEW

Dialog is a fabless semiconductor company that designs and develops innovative mixed signal and system level integrated circuit solutions, including chip designs for power management, audio processing and imaging. A “fabless”company is one that outsources the production of silicon wafers. All of our products are developed in 100% Complimentary Metal Oxide Semiconductor (“CMOS”) technology and are used by major original equipment manufacturer (“OEMs”) around the world. Production of our designs is outsourced, and the final products are returned to Dialog for approval and testing before delivery to our customers. Our core competence in the design of complex analog and digital circuits, combined with customer partnerships in the wireless and automotive sectors, enables sophisticated new end-user applications in an increasingly mobile world. Our strong track record in delivering qualified and tested products directly to the world’s leading wireless handset manufacturers is a result of shipping over 300 million successful audio-CODEC and power management chips for cellular phones. The technology that optimizes power usage, processes audio signals, and converts analog or digital data in wireless handsets is also providing competitive solutions in automotive and industrial applications. With this experience of delivering mixed signal circuits in CMOS semiconductor technology, Dialog is enabling advanced applications and features in consumer electronics products and other systems. In 2002, we extended the reach of our technology by introducing components and systems for embedding advanced digital camera and video capability in portable electronic products.

INDUSTRY BACKGROUND

Semiconductors and mixed signal ASICs

Semiconductors are essential building blocks in today's electronic products, including cellular telephones. Integrated circuits are complex semiconductor devices that consist of a single piece of silicon and are commonly referred to as a “chip”. In the past, standard integrated circuits were placed close together to create a system that met the requirements of an application. This standardization in turn has created a foundry industry which produces “wafers”, consisting of multiple identical silicon chips. In order to reduce size and costs and increase performance ASICs were developed. ASICs integrate these circuits together on one custom designed chip. A mixed signal ASIC processes both analog and digital data.

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

Mixed signal ASICs in the wireless communications market

The semiconductor industry in 2002 showed limited improvement from the problems of 2001. Capacity utilization, while still low, improved during the latter part of the year as end user markets began to recover. Management is cautiously optimistic that the industry will experience a three-phase recovery starting with the cellular industry, followed by PC applications and finally other consumer applications. The key target market for Dialog–cellular phone handsets–is now showing signs of recovery. Driven by growth in Asia, especially China, the worldwide cellular market saw a return to modest growth during 2002, with 411 million units sold, almost reaching the sales volume of 2000 (Source: Dataquest, December 2002). A structural change began in the cellular market in 2002. Cellular phone manufacturing has moved to lower cost areas, primarily Asia, with many manufacturers not only outsourcing manufacturing but also some handset designs. An increasing proportion of the market is being serviced by outsourced design and manufacturing. These changes lowered costs and help offset the increased component costs associated with the more complex 2.5 generation (“2.5G”) and 3.0 generation (“3G”) platforms.

We believe that key growth areas in 2003 in the wireless communications industry will be color displays and continued growth in the 2.5G market, particularly in the development of telephones with integrated cameras, as well as game applications. The rollout of 3G has been slow and we do not believe that growth in the 3G market will have a material impact on our revenues over the next two years.

OUR SOLUTION

We develop and supply mixed signal components and system level solutions for wireless communications, automotive and industrial applications. Our technology expertise addresses power management, audio-CODECs and imaging. We have developed a considerable reputation among our customers in creating innovative, customer-specific solutions in 100% CMOS technology–fully tested and delivered fast to achieve competitive time-to-market objectives.

Design expertise and product innovation

We concentrate on designing increasingly complex mixed signal ASIC solutions and have accumulated substantial know-how in this area. We employ our know-how to respond to our customers' demands and to identify new product solutions that increase performance while lowering overall system costs.

Examples of the success of this approach can be seen in our leading market positions in audio-CODEC and power management applications.

Alternatives to ASICs and CMOS technology

We focus our business on the design of ASICs rather than general purpose, mass-produced integrated circuits on standard chipsets. Our larger cellular phone manufacturing customers rely primarily on the ASIC-based semiconductor designs to maintain their customized strategic position in the cellular phone industry, giving them more control over the design of their products than they would have if they used mass produced standard chips. Other customers tend to rely more heavily on the standard baseband chipsets. We supply these customers with standard designed chips, although this is not a significant part of our business.

We supply ASICs using mainstream CMOS technology, the most widely used semiconductor manufacturing technology. Although specialist analog (bipolar, analog CMOS) as well as mixed manufacturing technologies (BiCMOS) exist for analog circuits, most chip designers use CMOS manufacturing technology because unit production costs can be up to 20-25% lower than can be achieved with alternative manufacturing technologies for the same or similar functionality. In addition, most foundries are designed to use CMOS production processes. As a semiconductor company that relies on outsourced manufacture of our chips, access to foundry capacity with comparable technology is critical to our ability to compete in the cellular communications industry. Accordingly, we do not view BiCMOS technology as a realistic alternative for our business.

Commitment to selected customers

We have built a core of strong and growing relationships with selected high profile, high volume customers. We are a flexible partner for these customers, who increasingly demand that we, as a preferred supplier, serve as an integral part of their overall supply chain. We work with our customers to rapidly develop the appropriate technical response to changing market trends, and these collaboration relationships have become increasingly important to us.

OUR STRATEGY

We believe that increased demand for new applications and technical improvements in the wireless communications market will require handset manufacturers to rely more on the type of ASICs that we supply to achieve the cost and performance demands of the market.

Our objective is to be the leading global supplier of components and system level solutions to the wireless communications, automotive and industrial markets. To meet these objectives, we have developed a focused strategy.

Remain focused on existing business model

We intend to remain focused on our existing business model, which includes outsourcing silicon wafer production to foundry manufacturing plants and supplying ASICs using mainstream CMOS technology. We maintain control over our entire production process and ensure product quality through pre-shipping testing of all final products. We believe that selectively outsourcing production to foundries and assemblers minimizes the substantial cost of purchasing semiconductor production equipment and allows us to concentrate management efforts on our core competencies.

Market standard product solutions

Aside from our primary focus on ASICs, we believe that we can adapt some of our solutions to more than one customer and offer application specific standard products (“ASSPs”). By engaging in basic corporate identity and brand development activities in the engineering and design community worldwide, in 2002 we laid the foundations for marketing ASSPs to a broader customer base than we have previously had. We expect to add more ASSPs in 2003.

Expand engineering expertise

We recognize that one of our key strengths lies in the engineering expertise of our employees in design, product development and testing. Due to the increasing complexity of mixed signal design and production, it is essential to our ongoing success that we attract, develop and retain key engineering personnel. We intend to continue to meet this challenge by offering our technical staff a variety of ongoing educational and career opportunities, combined with performance incentives and by actively recruiting additional highly skilled individuals. See “–Sales and Marketing”below.

Expand relationships with key industry leaders

We have close relationships with a number of high volume customers, many of which are key industry leaders. We intend to continue to focus our sales and marketing efforts on a small number of high quality target customers. By strengthening these relationships and developing new ones, including with potential purchases of ASSPs, we intend to secure our involvement in developing market segments.

Proactively refine customers' system architecture

We work proactively with our customers to refine their system architectures. One example of this approach is the integration of audio and power management functions onto one chip in order to increase power efficiencies and reduce product weight and size. We see particular opportunities in the expected migration to 3G wireless communications technology, which will demand more efficient use of system architectures.

Selectively expand global capabilities

We have successfully developed a strong, focused customer base in Europe. In order to support and service our growing customers, we will consider expansion through organic growth and selected acquisitions. To this end, we have established design centers in Graz, Austria and Tokyo, Japan. This means we can support our customers close to where they need us. Such direct local support is highly valued by our customers and complements their development activities. In addition to global presence, effective development work in small teams is one of the most important benefits of our business model. The individual design centers frequently exchange know-how enabling them to focus on innovative design work and, using uniform design software and IT infrastructure, drive product developments forward at multiple locations simultaneously. See “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources”.

OUR PRINCIPAL PRODUCTS

We focus on the production and supply of mixed signal ASICs for the cellular communications market and, to a lesser but increasing extent, for the automotive electronics market. We also supply ASICs for other consumer and industrial applications in the lighting systems and data communications markets. For the year ended December 31, 2002, approximately 68% of our revenues originated from Europe (of which approximately 40% originated outside Germany), 24% originated from Asia and 7% originated from North America. For the year ended December 31, 2001, approximately 61% of our revenues originated from Europe (of which approximately 62% originated outside Germany), 28% originated from Asia and 6% originated from North America. For the year ended December 31, 2000, approximately 73% of our revenues originated from Europe (of which approximately 74% originated outside of Germany), 19% originated from Asia and 7% originated from North America.

ASICS FOR WIRELESS COMMUNICATION

We supply mixed signal ASICs to cellular telephone manufacturers primarily for use in handset audio-CODEC and power management systems. Revenues from our cellular communications mixed signal ASICs accounted for approximately 71% of our revenues for 2002, 77% of our revenues for 2001 and 84% for 2000.

Historically we have concentrated on the production of our audio-CODEC and power management ASICs for cellular phones and have successfully developed 38 designs in these two areas. More recently, we have leveraged our expertise in imaging applications within wireless devices and automotive applications.

Audio-CODECs

The audio performance of a cellular phone is one of the most important features for consumers selecting a new handset. Therefore, we have concentrated on delivering high quality audio performance, integrating successive generations of audio-CODEC functions. The audio processing subsystem works by taking the analog voice input from the microphone and converting this to digital information so that it can be processed and transmitted through the network. In the opposite direction it converts digital speech or digital music back to an analog signal and then drives the phone’s loudspeaker. Built around the basic sound conversion are a host of other functions such as volume control and noise shaping to make the sound as clear as possible. These features are what make a phone pleasant to use, delivering speech sounds which are natural rather than harsh and metallic or muffled.

Historically, cellular phone consumers have used the phone to talk, but recent advances in design now enable them to use phones like a Walkman, either by incorporating a built in radio or by playing stored music through MP3 files. These functions extend the performance requirements of the audio-CODEC to include ‘Hi Fi’performance. We have devoted significant resources to meet this new audio challenge.

In 2002, we had one audio-CODEC design in production and shipped approximately one million units. In 2001, we had two audio-CODEC designs in production and shipped approximately twelve million units. In 2000, we had four designs in production and shipped approximately 38 million units.

Power management

Cellular phone users are, above all, looking for convenience when they buy a new handset, and standby and talk time are critical features. Both standby and talk time are controlled by the power management subsystem within the phone, which controls the power supply to all of the functions in the phone, ensuring power is used most effectively and that all the functions have the optimum operating environment. Efficient power management delivers maximum standby and talk time. The power management block is also responsible for charging and monitoring the battery and providing functions such as fuel gauging, where the user is able to see how much longer the phone can be used before re-charging.

In 2002, we had five power management designs in production and shipped approximately 30 million units. In 2001, we had six power management designs in production and shipped approximately 38 million units. In 2000, we had eight power management designs in production and shipped approximately 78 million units.

Combined Audio-CODEC and Power Management

Developments in both audio-CODEC and power management technology have reached a point where these two functions can be combined on a single circuit. Our competence in both areas means that we can provide advanced solutions without compromising performance. By combining audio and power management systems into a single circuit we have successfully met market demands for smaller and less expensive systems. In 2002, we had two combined audio-CODEC/power management designs in production and shipped approximately 21 million units. In 2001, we had one combined audio-CODEC/power management design in production and shipped approximately seven million units.

Imaging

Digital photography and multimedia messaging using images are becoming standard “must-have”features in a growing range of portable consumer and wireless hand-held products. Our recently developed CMOS sensors and stand-alone modules for image sensing and processing enable designers and manufacturers to embed high performance, high-resolution camera functionality into next generation consumer as well as automotive products. The unique XDR®, extended dynamic range, technology ensures clear images are captured under widely contrasting ambient light with fast response times, and our products offer excellent performance in low light conditions.

ASICS FOR WIRELINE COMMUNICATION

The products we supply for the wireline communication market provide the interface between the transmission cable or telephone line and digital transmission equipment such as central office line cards, routers or multiplexers. Our products support T1, T3, HDSL, SDSL and G.shdsl transmission standards, embracing the latest high-speed transmission technologies. Our solutions are targeted at improving system efficiency, increasing transmission distance and lowering the cost of providing high-speed connections throughout networks. We currently produce ASICs in data communication for Adtran, Inc. See “Item 7.  Major Shareholders and Related Party Transactions”for information on Adtran, Inc.’s ownership of our shares. Revenues generated by these applications accounted for approximately 3% of our total revenues for 2002, 3% of our total revenues for 2001 and 4% of our total revenues for 2000. In 2002, we had five designs in production and shipped approximately one million units. In 2001, we had four designs in production and shipped approximately one million units. In 2000, we had five designs in production and shipped approximately three million units.

AUTOMOTIVE ASICS

Although we intend to remain focused on our established expertise in the wireless communications market, we also intend to increase our penetration in sectors of the automotive electronics market by offering selective design applications to key automotive suppliers. Revenues from our automotive applications accounted for approximately 8% of our revenues for 2002, approximately 6% of our revenues for 2001 and 4% of our revenues for 2000. In 2002, we had nine designs in production and shipped approximately seven million units. In 2001, we had nine designs in production and shipped approximately eight million units. In 2000, we had nine designs in production and shipped approximately 13 million units.

Our automotive electronics are focused on safety and dashboard semiconductor products. Our design expertise has resulted in ASICs and image sensing products which, when combined with micro-mechanical sensors enable solutions such as:

  Chips for sensors in automotive airbag systems

  Dashboard control for on-board sensors

  Automotive information systems

  Automotive guidance and collision avoidance systems

We are also working with automotive manufacturers in the area of high voltage (40V) system-on-a-chip (“SoC”) development–where the SoC includes a microcontroller, embedded flash memory, high voltage devices, and high performance analog components, all on the same silicon.

OTHER INDUSTRIAL APPLICATIONS

In addition to providing analog and mixed signal design expertise to the wireless communications and automotive markets, we also have developed a relatively small but established product range in dimming, motor control, sensor and power management ASICs for use in lighting systems. We currently have an exclusive supply agreement with Tridonic a large manufacturer of lighting systems. Revenues generated by these industrial applications accounted for approximately 18% of our total revenues for 2002, for approximately 14% of our total revenues for 2001 and approximately 7% of our total revenues for 2000. While we intend to maintain our existing product base in the lighting control sectors, we have no current plans for expansion.

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

We have developed long-term relationships with our customers, including Ericsson, Motorola and Siemens for wireless communications, Adtran for wireline communications applications, Bosch and Conti Temic for automotive applications and Tridonic for industrial applications.

OUR PRODUCT CYCLE

We design, develop and supply mixed signal ASICs. We outsource the actual manufacture of wafers and assembly to selected foundries and assemblers. Once the manufacture and assembly have been completed, all of our products are tested, the large majority in-house, before final delivery to our customers. A description of our process from design to delivery can be summarized as follows:

  design and development;

  manufacture of wafers;

  assembly;

  testing; and

  delivery.

Design and development

Our engineering group consists of 173 professionals with mixed signal ASIC experience. We use design tools from Cadence Design Systems, Inc. to increase design automation and top level simulation to identify system design incompatibilities at an early stage. Furthermore, we base our production around a standard CMOS semiconductor technology process in order to focus the design efforts more effectively. See “–Manufacture of Wafers”below. Aside from our primary focus on ASICs, we believe that we can adapt some of our solutions to more than one customer and offer ASSPs. By engaging in basic corporate identity and brand development activities in the engineering and design community worldwide, in 2002 we laid the foundations for marketing ASSPs to a broader customer base than we have previously had. We expect to add more ASSPs in 2003.

We believe we offer our clients a significant advantage through our ability to rapidly develop mixed signal ASIC and ASSP (together integrated circuits or “ICs”designs. This ability has been fostered through many years of design experience and a highly skilled engineering staff. We keep track of evolving design elements through our design library database. We achieve rapid design cycles through our strategy of modifying and reusing previously designed building blocks. In 2000, we completed the acquisition of the rights to the CR16B, a 16 bit microprocessor core. This core, which utilizes the CompactRISC™ architecture developed by National Semiconductor for embedded applications that are integrated with other functions on a single integrated circuit, provides a high performance, general purpose, flexible and power efficient platform that can be used in a wide variety of designs. This technology enables us to develop system-on-chip (“SOC”) designs combining analog, digital and microcontroller functions. We have successfully integrated circuits combining complex digital functions including eFlash, which can simultaneously handle 40V in a 0.35-micron technology.

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

Once a solution has been selected by a customer, we typically enter into a development and supply agreement with the customer. Such an agreement contains a description of the technical concept, a detailed timetable outlining the various development stages or “milestones”, a breakdown of each development stage or milestone cost and details regarding unit pricing. Our terms of payment are usually divided into a series of stage or milestone payments. Once a milestone has been achieved, a progress report is released to the customer. Upon approval of each milestone, an invoice is sent to the customer with payment due usually within 30-60 days. The development and supply agreement does not oblige the customer to buy the developed IC.

The unit price for each IC product is fixed in the development and supply agreement and is usually dependent on the anticipated number of ICs to be delivered. Unit price is subject to negotiation between us and the customer. Generally, initial deliveries of product are sold at the highest per unit price and subsequent volume deliveries are sold at reduced unit prices.

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

We have adopted a strategy of outsourcing our wafer production to selected foundries with a demonstrated ability to provide high quality products on tight deadlines. The principal foundries we currently use are Chartered Semiconductor Manufacturing Pte., Ltd. in Singapore (“Chartered”), X-FAB UK Ltd. (“X-FAB”) and Taiwan Semiconductors Manufacturing Co., Ltd. (“TSMC”). We have a long term supply contracts with Chartered. In 2002, we outsourced our wafer production as follows: approximately 54% with Chartered, 29% with X-FAB, 8% with Taiwan Semiconductors Manufacturing Co., Ltd., and 9% with other. Within certain process technologies below 0.7 microns available at Chartered more than 90% of our production was outsourced in 2002 to Chartered.

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

Since the successful manufacture of silicon wafers is critical to our reputation and profitability, we work carefully to identify suitable foundries in order to maintain continuity and security of supply for our customers. There are many factors which contribute to our selection of wafer suppliers. The principal concern is whether the foundry's process technology can be effectively used for our designs. Additionally, we will consider such factors as capacity, history, financial stability, mixed signal experience, pricing, location, customer support and reputation. Once a foundry has been selected, we then seek to secure its supply in a variety of ways, including entering into supply contracts to fix price and reserve production capacity and, when deemed appropriate, paying a deposit to a foundry to guarantee future production capacity. We also place, when practicable, our own process engineers directly at the fab premises to resolve any potential engineering problems and to ensure both the quality and timely delivery of the finished product.

We may, from time to time, reserve capacity in a foundry. We have entered into supply agreements with Chartered and X-FAB. Under the terms of the Chartered agreement, we maintain deposits of $20 million with Chartered which guarantee access to certain quantities of sub-micron wafers through fiscal 2003 and several generations of process technologies ranging from current products at 0.60-micron and 0.35-micron and will extend down to, and beyond 0.18-micron technologies. For more information on our agreement with Chartered, see “Item 5. Operating and Financial Review and Prospects–Critical Accounting Policies and Related Uncertainties–Realizability of Investments in Wafer Supplies”and Note 8 to the consolidated financial statements. We have made an advance payment of $2.5 million to guarantee access to foundry capacity with X-FAB.

Assembly

We also outsource final assembly. During the assembly process, a wafer is sawed, the individual chips are mounted on lead-frames and substrates and then connected via bond wires. There is a large group of subcontractors who service this market. We have qualified the following six assemblers: Orient Semiconductor Electronics, Ltd (Taiwan), Carsem Semiconductor Sdn. Bhd. (Singapore), Circuit Electronic Industries Public Co., Ltd. (Thailand), AIT International Limited (Hong Kong), ASE (Korea) and Atlantic Technology (UK) Limited (United Kingdom). Completely assembled ASICs are returned to us for final testing before delivery to the customer. We view our quality assurance role as critical in order to ensure the success of a business model that incorporates strategic outsourcing.

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

Once a testing program has been developed and the chips have been delivered from the assembly, individual batches of chips are tested in our machines. 28 of our testing machines are made by Credence Systems Corporation and two testing machines are made by Teradyne, Inc. The machines are regularly calibrated to insure the accuracy of the test parameters.

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

SALES AND MARKETING

At present, we have a direct sales staff of 17, of which seven are based in Germany, one in Sweden, three in the United Kingdom, three in the United States and three in Japan.

We occasionally use a limited number of independent sales representatives in our coverage efforts. In 2002, we generated more than 95% of our revenues from sales directly to customers through our regional sales offices and less than 5% of our revenues from sales through representatives. Our marketing department is responsible for new market research and development, competition analysis and identifying new target applications. This ensures that we retain an application focus on the wireless communications and automotive sectors in addition to the customer focus of our sales team. The marketing department is currently evaluating various business opportunities. In wireless, activities include the integration of multimedia functionality for 2.5 and 3G phones, revised system partitioning and advanced packaging requirements for our products in the latest form factor terminals and standardized applications for Bluetooth™ wireless technology, a radio technology designed to standardize the wireless transmission of signals over short distances between telephones, computers, domestic appliances and other devices. In automotive, the application of imaging for safety, comfort and convenience is a key focus.

Our strategic planning and business guidelines are developed by senior management working with the input of the marketing department to ensure that we identify a focused strategy with defined goals.

INTELLECTUAL PROPERTY

We attempt to protect our intellectual property and know-how through a combination of patents, copyrights, trade secret laws, trademarks and confidentiality agreements with our customers, suppliers, employees and consultants. In the past and to some extent at present, we have created specialized designs of mixed signal ASIC device products, which are designed according to customer specifications. With regard to these designs, the patenting of our inventions has been limited. We have begun and will continue to obtain patents in increasing numbers and covering some basic concepts in our production fields. During the year ended December 31, 2002, we acquired a CMOS imaging patent portfolio from Sarnoff Corporation and have been granted another 6 patents. In addition, we currently have more than 50 patents and patent applications pending for various ASIC applications. We intend to apply for patents whenever it may be practicable in the future, including applying for patents for ASSPs.

In addition, we license standard software from a number of vendors on standard terms. We have also licensed the CR16B 16 bit microprocessor core, a software product, from National Semiconductor. This license is of indefinite duration. See “Our Product Cycle-Design and Development”above.

COMPETITION

Competition in the semiconductor market is intense. There are many competitors in this market, offering products that are similar to ours and are based on similar technologies. We compete in the wireless communications market with major international semiconductor manufacturers, such as ST Microelectronics, Texas Instruments and NEC. We also compete in the automotive electronics market with major international semiconductor manufacturers, such as Motorola, ST Microelectronics, Infineon and National Semiconductor. For industrial applications, the market is very fragmented and we compete with competitors across the spectrum from small design companies to very large companies.

In general, we compete primarily on the basis of price, design cycle time, reliability, performance, customer and logistical support and reputation. Our ability to compete successfully depends on factors both within and beyond our control, including successful and timely development of new products, availability of future-oriented manufacturing process technologies, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends. Many of our direct and indirect competitors are major international semiconductor companies with substantially greater technical, financial and marketing resources and name recognition. In addition, in the future we may face increased competition from smaller, niche semiconductor design companies. Further, some of our customers could decide to satisfy their ASIC demands through in-house design and production. See “Item 3. Key Information–Risk Factors–We face intense competition, and if we are unable to compete effectively, we could lose customers”.

ENVIRONMENTAL MATTERS

We are subject to a comprehensive body of environmental laws, rules and regulations in each jurisdiction in which we operate. Since we have no manufacturing facilities, our management believes that we are in material compliance with all applicable environmental laws, rules and regulations. In addition, we have implemented an Environmental Management System compliant with the internationally recognized International Organization for Standardization standard, ISO 14001, requirements.

C. ORGANIZATIONAL STRUCTURE

Name and Registered Office	Areas of Business	Country of Incorporation	Proportion of Ownership Interest
			(in %)
Dialog Semiconductor GmbH	Acquisition, sale and marketing of microelectronic products, especially of ASICs	Germany	100
Dialog Semiconductor (UK) Limited	Design, development and sale of semiconductor components	England and Wales	100
Dialog Semiconductor, Inc.	Design, development and sale of semiconductor components	United States	100
Diasemi Dialog Semiconductor AB	Design and development of semiconductor components	Sweden	100
Dialog Semiconductor K.K.	Design, development and sale of semiconductor components	Japan	100

D. PROPERTY, PLANT AND EQUIPMENT

Dialog and its wholly-owned subsidiaries currently use the following properties:

Location	Tenure	Term	Approximate Area(m2)	Principal Use
Building 15 and 29,	Leasehold	Fixed until January	4,248	Company
Neue Strasse 95,		31, 2003 with option		headquarters, office
Kirchheim/Teck-Nabern,		for Dialog		operation for
Germany		Semiconductor GmbH		design, marketing
		to extend for a		and testing
further three year period
S:t Lars vag 46	Leasehold	Five years, expiring	2,070	Office operation for
Ideon Park		November 15,		systems and
Lund, Sweden		2006 with option for		new applications
Diasemi Dialog Semiconductor
AB to extend for a
further three year period
Unit 1 Omega,	Leasehold	24 years from	780	Office operation for
Windmill Hill Business		September 29, 1986		marketing and design
Centre,
Swindon,
Wiltshire,
United Kingdom
Aomi Frontier	Leasehold	Fixed until January	391	Office operation for
Building 9f		31, 2003		marketing and design
2-43, Aomi,
Koto-ku, Tokyo,
Japan 135-0064
54 Old Highway 22,	Leasehold	Five years, expiring	661	Office operation for
Clinton,		within 70 days of		marketing and design
New Jersey,		August 3, 2003
USA
Industriestrasse 1,	Leasehold	Five years, fixed until	530	Office operation for
Munich/Germering,		September 30, 2004		design
Germany		with option for a
further five year period
Mannheimer Strasse 1,	Leasehold	Fixed until April	481	Office operation for
Heidelberg,		30, 2004 with option		design
Germany		for a
further five year
period
Karntner Strasse 518,	Leasehold	Lease with unlimited	197	Office operation for
Graz-Seiersberg,		duration, terminable		design
Austria		by either party on three
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

OVERVIEW

Our financial condition, results of operations and business during the period from January 1, 2000 through December 31, 2002 as well as future periods have been and will be affected by the key factors described below.

ACQUISITION

We were formed in March 1998 by Apax Partners, Ericsson and Adtran. With funding from these shareholders we purchased our predecessor business, Dialogue Semiconductors Limited and its subsidiaries (“Dialogue Semiconductors”), from Daimler-Benz AG (now DaimlerChrysler AG). These shareholders contributed approximately €28.0 million in cash in exchange for ordinary shares in the amount of €5.3 million, additional paid-in capital in the amount of €5.3 million and cumulative redeemable preference shares in the amount of €17.5 million. We then acquired our predecessor business for €28.0 million. In connection with this acquisition, Apax Partners transferred some of its shares to members of management and the board of directors of our company and transferred additional shares then owned by it into the Dialog Employee Benefit Trust (the “Trust”) (a Jersey trust established to purchase our shares from and sell our shares to our employees and directors) which is a trust established to purchase our shares from and sell our shares to our employees and directors.

We accounted for the acquisition using the purchase method of accounting. Accordingly, we allocated the purchase price for the acquisition to the assets we acquired and liabilities we assumed based upon their respective fair values and to acquired in-process research and development, as described below. We expensed the amounts allocated to acquired in-process research and development at the time of the acquisition. We applied the excess of the €28.0 million purchase price for the acquisition over the fair value of the net assets acquired to goodwill. We were amortizing this €11.1 million goodwill amount over 15 years, resulting in periodic charges to earnings until December 31, 2001. We adopted a new accounting principle effective January 1, 2002 that requires goodwill no longer be amortized. Instead, we are required to evaluate the recoverability of goodwill at least annually and record a charge to earnings if and when we consider recoverability impaired. See Note 2 to the consolidated financial statements. We have consolidated the results of operations and cash flows of our predecessor business with our own from March 1, 1998, the date of the acquisition.

The financial information included in this annual report for the period from January 1, 1998 to February 28, 1998, reflect the consolidated operations of our predecessor business for those periods. This historical financial information is generally comparable to the historical financial information for the periods following the acquisition, except for the goodwill and other intangible assets and related amortization resulting from the acquisition and for selling expenses. Both prior to the acquisition and after the acquisition until we established our own salesforce, selling expenses included amounts our predecessor business paid (and, following the acquisition, amounts we paid) to Daimler-Benz AG (now DaimlerChrysler AG) for selling activities. These amounts were calculated as a percentage of total sales. See “–Salesforce”below.

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

SIGNIFICANT CUSTOMER AND SUPPLIER CONCENTRATION

We depend on a major customer and a few other customers for most of our revenues. See “Item 3–Key Information–Risk Factors–We currently depend on a few customers for a substantial portion of our revenues, and the loss of one or more of these customers may result in a material decline in our revenues”and Note 2 to the consolidated financial statements.

We have made significant investments in long-lived assets and in certain suppliers (currently in the form of deposits and advanced payments) to ensure sufficient future wafer deliveries. The industry wide decline in demand for semiconductors has adversely affected the financial condition of several semiconductor manufactures, including certain wafer suppliers that we use. Prolonged adverse market conditions in the semiconductor industry could have a significant and negative impact on the financial condition of these suppliers. This could in turn adversely impact their ability to supply us and could significantly effect financial statement estimates made by us, including our ability to fully recover these investments and therefore could impact future operating results. See “Item 3–Key Information–Risk Factors–The loss of one of our principal foundry relationships or assembly services or a delay in foundry or assembly production may result in a material loss of production and revenues”.

SEMICONDUCTOR INDUSTRY AND OUTSOURCING

The semiconductor industry in general is highly cyclical and has been subject to significant economic downturns which, at various times, have resulted in production overcapacity, reduced product demand and an accelerated erosion of average selling prices. The semiconductor industry showed some improvement in 2002 from problematic conditions in 2001. While still low, capacity utilization improved in the latter part of the year as end user markets started to recover. We are cautiously optimistic that the industry will experience a three-phase recovery starting with the cellular industry, followed by PC applications and finally other consumer applications. The key target market for Dialog–cellular phone handsets–is now showing signs of recovery. Driven by growth in Asia, especially China, the worldwide cellular market saw a return to modest growth during 2002, with 411 million units sold (Source: Dataquest, December 2002). This volume almost reached the levels for 2000. A structural change began in the cellular market in 2002. Cellular phone manufacturing has moved to lower cost areas, primarily Asia, with many manufacturers not only outsourcing manufacturing but also some handset designs. An increasing proportion of the market is being serviced by outsourced design and manufacturing. These changes give an improved cost base and help offset the increased component costs associated with the more complex 2.5G and 3G platforms.

WIRELESS COMMUNICATION INDUSTRY

Revenues from our wireless communications applications accounted for 71% of our total revenues for the year ended December 31, 2002, 77% of our total revenues for the year ended December 31, 2001 and 84% of our total revenues for the year ended December 31, 2000. The wireless communications market experienced an industry-wide decline in demand for cellular communication products during the year ended December 31, 2001. The majority of handset manufacturers had overstocked inventories in 2001 because of over production of components in late 2000. Additionally, there has been a reduction in connection bonuses due to the large amounts of debt assumed by the cellular operators in the process of obtaining 3G licenses. This, combined with a slowdown in the global economy, has led to a slowdown in subscriber growth. These trends had a significant negative impact on our operating results in 2002, though we are encouraged by growth in late 2002 in demand for phones with picture applications and color displays, and the potential for revenue growth resulting from this increased demand.

MARKET TRENDS

Trends in the wireless communication industry had a significant negative impact on our operating results in 2002, though we are encouraged by growth in late 2002 in demand for phones with picture applications and color displays, and the potential for revenue growth resulting from this increased demand.

The worldwide cellular market is already showing signs of improvement compared to 2001. Phone sales in 2002 increased compared to the previous year and the long-term outlook remains positive with 459 million phone sales forecast for 2003 (Source: Dataquest, December 2002) and sequential growth of 10% forecast over the next five years.

Two of our key markets over the next few years will be wireless handsets, and multimedia devices, including phones, with full color displays, digital photo imaging and video capability built in. The semiconductor content provided by us for both these areas will include integrated power management and audio chips, camera modules and sensors. We will provide both application specific chips as well as standard products.

We expect that the driving force for market growth will be the desire for many end-users to purchase replacement phones with increased functionality over their current models. The key features being introduced in advanced terminals are color screens, multimedia support and built in cameras. Dataquest predicts over 30 million camera-equipped phones will be sold in 2003.

New features, coupled with the introduction of Java 2 Micro Edition which enables downloading of new features and applications, increase the flexibility of the phone and give a more pleasing user experience as well as giving the network operators new applications through which new revenue streams may be generated.

Phone design is playing an important role in expanding the market, with new and innovative designs changing the phone from the previous black box to a sleek metallic or pastel shaded terminal. Clamshell designs, previously popular in Asia, are now taking an increased market share in Europe and the United States. These features will continue to drive demand for phones as lifestyle accessories, while at the same time changes in handset design will facilitate the larger screen and keypad sizes required for new applications such as downloadable games and multimedia messaging.

Take up of 3G networks could be driven by a push from network operators to migrate subscribers to new frequency bands which are being made available. New applications like multimedia messaging services are already generating significant traffic and could expand opportunities for take up of 3G.

TRENDS IN REGIONAL MARKETS

We allocate our revenues to countries based on the location of the customer. Changes in revenues from period to period have differed among geographical regions. In 2002, regional growth was particularly strong in Germany and France where revenue increased from €22.9 million for the year ended December 31, 2001 to €31.5 million for the year ended December 31, 2002 and from €5.5 million for the year ended December 31, 2001 to €9.3 million for the year ended December 31, 2002, respectively. In all our other regional markets, we experienced decline in demand for our ASIC products. Also, in 2001, all our regional markets experienced decline in demand for our products, except China, where regional growth was particularly strong with revenues increasing from €2.6 million for the year ended December 31, 2000 to €20.1 million for the year ended December 31, 2001.

RESEARCH AND DEVELOPMENT

Research and development expenses consist principally of design and engineering related costs associated with the development of new products for customers and, to a very limited extent, further customization of existing products for customers. Most of our research and development is in response to particular product needs specified by a customer. We do not maintain a separate research and development function apart from customer-driven design.

Some contracts we enter into with our customers provide us with contributions from those customers to specific research and development projects. Research and development costs which are charged to customers and, accordingly, are included in cost of sales, amounted to approximately €1.0 million, €2.7 million and €2.3 million, for the years ended December 31, 2002, 2001 and 2000, respectively. Research and development costs which were not reimbursed and are therefore included in research and development expenses amounted to €34.5 million in 2002, €31.3 million in 2001 and €22.9 million in 2000. The amount of our research and development funded by customers has been declining, which trend we expect to continue.

FOREIGN CURRENCIES

The reporting currency for our consolidated financial statements is the Euro.

The functional currency for our operations is generally the applicable local currency. The assets and liabilities of our subsidiaries whose functional currency is other than the Euro are included in the consolidation by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting year. The statements of income and cash flows of these non-Euro functional currency operations are translated at the average exchange rates during the year. Translation gains or losses are accumulated and reported as a separate component of shareholders' equity (in accumulated other comprehensive income). Currency transaction gains or losses arising from our transactions or those of our subsidiaries in currencies other than the relevant functional currency are included in operations at each reporting period. See Note 2 to the consolidated financial statements.

For periods prior to January 1, 1999 when the Deutsche Mark was our reporting currency, any appreciation of the Deutsche Mark against the functional currencies in which we operated had the effect of reducing Deutsche Mark values in the consolidated financial statements. Depreciation of the Deutsche Mark had the opposite effect. Solely for the sake of convenience of the reader, we have restated the Deutsche Mark values prior to January 1, 1999 in Euro at the fixed exchange rate of €1 = DM1.95583, which came into effect on January 1, 1999. However, the Euro did not exist prior to that date. For periods commencing after January 1, 1999 exchange rate risk exists with respect to fluctuations of the non-Euro currencies in which we operate (primarily Pounds Sterling and US Dollars), against the Euro.

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

During 2000, to hedge the foreign currency exposure with respect to the $20 million of deposits with Chartered, we purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euro. We expect to receive our $20 million deposit from Chartered by January 1, 2004. Upon receipt of our deposit, we intend to settle our currency hedging position with respect to this deposit and any related gain or loss resulting from the settlement of the forward contracts will be recognized in the consolidated statement of operations. See Note 14 to the consolidated financial statements.

We also have foreign currency risk with respect to our net investments in foreign subsidiaries in Japan, United Kingdom, Sweden and the United States. Foreign currency translation gains and losses with respect to these subsidiaries are included in other comprehensive income.

TAXES

Our business is subject to taxation in Germany, Japan, Sweden, the United Kingdom and the United States. Our effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income or loss in these particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds between jurisdictions and income is repatriated, and future changes in law. Generally, because the tax liability for each legal entity is determined on a non-consolidated basis we may pay income taxes in these jurisdictions even though on a consolidated basis we have incurred a net loss for the period.

RESULTS OF OPERATIONS

The following table sets forth historical consolidated statements of operations of Dialog for the fiscal years ended December 31, 2002, 2001 and 2000 in thousands of Euro and as a percentage of revenues.

	Year ended December 31,
	2002		2001		2000
		%		%		%
Revenues	77,104	100.0	100,519	100.0	214,459	100.0
Cost of sales	(57,403)	(74.4)	(79,637)	(79.2)	(138,866)	(64.8)
Gross margin	19,701	25.6	20,882	20.8	75,593	35.2
Selling and marketing expenses	(4,149)	(5.4)	(4,054)	(4.0)	(5,672)	(2.6)
General and administrative expenses	(6,447)	(8.4)	(5,569)	(5.6)	(5,972)	(2.8)
Research and development	(34,530)	(44.8)	(31,256)	(31.1)	(22,898)	(10.7)
Amortization of goodwill and intangible assets	(1,975)	(2.5)	(3,202)	(3.2)	(2,651)	(1.2)
Operating profit (loss)	(27,400)	(35.5)	(23,199)	(23.1)	38,400	17.9
Interest income, net	1,121	1.45	898	0.9	1,940	0.9
Foreign currency exchange gains and losses, net	(451)	(0.6)	306	0.3	2,627	1.2
Recovery (write-down) of investment	11,969	15.5	(42,405)	(42.2)	—	—
Result before income taxes	(14,761)	(19.2)	(64,400)	(64.1)	42,967	20.0
Income tax benefit (expense)	5,472	7.1	22,721	22.6	(16,410)	(7.6)
Net income (loss)	(9,289)	(12.0)	(41,679)	(41.5)	26,557	12.4

YEAR ENDED DECEMBER 31, 2002 COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

Revenues

Revenues were €100.5 million for the year ended December 31, 2001 compared with €77.1 million for the year ended December 31, 2002. The decrease in revenues is primarily due to lower sales volumes resulting from a continued decline in demand for cellular communications products. Revenues in the wireless communications business sector accounted for €77.8 million or 77% of total revenues in 2001 compared with €54.7 million or 71% of total revenues in 2002. Revenues from our industrial applications business sector were €13.7 million or 18% of total revenues in 2002, a decline of €0.5 million when compared to the €14.2 million or 14% of total revenues in 2001. Revenues from our automotive applications business sector accounted for €5.9 million and €6.1 million, representing 6% and 8% of total revenues in 2001 and 2002, respectively. Revenues from our wireline communication applications were €2.6 million or 3% of total revenues in 2002 and 2001. For information on our revenue recognition policy, see Note 2 to the consolidated financial statements.

We expect that revenues for the year ended December 31, 2003 will increase compared to the year ended December 31, 2002 as we introduce new products to the market during 2003. However, our forward visibility with respect to customer demand is limited and a successful introduction of new products depends on the completion of new designs on a timely basis.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales decreased from €79.6 million for the year ended December 31, 2001 to €57.4 million for the year December 31, 2002 in line with decreased production volumes. However, as a result of lower production volume, our internal testing operation has been running at a reduced utilization level, which in turn has increased per unit production costs in 2002. Also, cost of sales in 2001 includes a provision for excess inventory of €10.7 million compared to a provision for excess inventory of €1.9 for the year ending December 31, 2002.

Gross Margin

Our gross margin increased from 20.8% of revenues for the year ended December 31, 2001 to 25.6% of revenues for the year ended December 31, 2002. Excluding the provisions for excess inventory, the gross margin was 31.4% for 2001 and 28.1% in 2002. The increase in per unit production costs in 2002 was the primary factor contributing to the decline in our gross margin from 31.4% of revenues for the year ended December 31, 2001 to 28.1% of revenues for the year ended December 31, 2002 (both years excluding the provision for excess inventory). We expect the near term future gross margin percentage to approximate the gross margin percentage achieved in 2002 (without the provision for excess inventory) as a result of higher utilization and the expected introduction of new products (with lower initial margins in their ramp-up phase) during 2003.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses were approximately €4.1 million for the year’s ended December 31, 2001 and 2002. As a percentage of total revenues, selling and marketing expenses increased from 4.0% to 5.4% due to the proportionately lower revenue base.

General and Administrative expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses increased 15.8% from €5.6 million for the year ended December 31, 2001 to €6.4 million for the year ended December 31, 2002, primarily resulting from legal fees incurred in connection with the acquisition of the CMOS imaging technology and for patent applications filed in 2002. See “Item 5. Liquidity and Capital Resources–Capital Expenditures and Investment”. As a percentage of total revenues, general and administrative expenses increased from 5.6% to 8.4% due to the absolute increase and the proportionately lower revenue base.

Research and Development

Research and development expenses consist principally of unreimbursed design and engineering related costs associated with the development of new ASICs and ASSPs. Research and development expenses increased 10.5% from €31.3 million for the year ended December 31, 2001 to €34.5 million for the year ended December 31, 2002. The absolute increase in research and development expenses was due to costs incurred in assisting key customers in the development of new ASICs for them and costs incurred in the development of ASSPs. This increase occurred notwithstanding a significant drop in demand for our products from handset manufactures. In addition, we incurred €1.3 million of development costs for imaging sensors to be completed in the first quarter 2003 (total costs are estimated to be €1.7 million). See “Capital Expenditures and Investment”. Research and development expenses increased from 31.1% to 44.8% as a percentage of revenues, resulting both from an absolute increase in research and development costs and the proportionately lower revenue base.

We expect continued demand from key customers for us to assist in the development of new products for them and also expect to continue to incur research and development costs in connection with the development of ASSPs. Accordingly, we expect research and development expenses to remain at approximately the same level in absolute terms in 2003 as in 2002. Our ability to generate long term revenues from our research and development programs depends on customers accepting our designs and implementing them in large scale production.

Amortization of Goodwill and Intangible Assets

Amortization expense for the year ended December 31, 2001 was €3.2 million, of which €1.4 million related to goodwill and assembled workforce (a value was previously assigned to an assembled workforce intangible asset, which represented the cost at that time to hire and train a replacement workforce) as compared to €2.0 million for the year ended December 31, 2002. Future amortization expense for intangible assets (excluding goodwill) existing at December 31, 2002 is estimated to be €1.9 million in 2003, €1.2 million in 2004, €0.7 million in 2005, €0.5 million in 2006 and €0.5 million in 2007. As discussed in Note 2 to the consolidated financial statements, we adopted a new accounting principle effective January 1, 2002 that requires goodwill no longer be amortized. Instead, we are required to evaluate the recoverability of goodwill at least annually and record a charge to earnings if and when we consider recoverability impaired. We have concluded currently that our ability to recover the carrying value of our goodwill is not impaired. For more information on this conclusion, you should read “Critical Accounting Policies and Related Uncertainties –Recoverability of Long Lived Assets”. Amortization expense for intangible assets primarily include amortization of capitalized costs related to ASIC design software, a 16 bit microprocessor core, certain imaging patents and other intangible assets. As a percentage of total revenues, amortization of goodwill and intangible assets decreased from 3.2% to 2.5% for the reasons stated above.

Operating Loss

We reported an operating loss of €23.2 million for the year ended December 31, 2001 and €27.4 million for the year ended December 31, 2002. Our operating loss for 2002 and 2001 included a provision for excess inventory of €1.9 million and €10.7 million respectively. Excluding the effects of these provisions, our operating loss for 2002 would have increased by €13.0 million compared with the prior period. Lower sales volumes in 2002 and higher research and development expenses during the period contributed to that increase in the operating loss.

Interest income, net

Interest income, net from the Company’s investments (primarily short-term deposits) was €0.9 million for the year ended December 31, 2001 and €1.1 million for 2002, reflecting higher cash balances in the 2002 period.

Foreign currency exchange gains and losses, Net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the year end remeasurement of foreign currency denominated receivables and payables into the functional currency of the respective entity. A foreign currency exchange gain, net of €0.3 million was recorded for the year ended December 31, 2001 compared to a foreign currency loss of €0.5 for the year ended December 31, 2002. This decrease was due to the remeasurement of our outstanding US Dollar cash and receivable balances, which resulted in a foreign exchange gain in 2001, as the value of the Dollar against the Euro increased during this period, and resulted in a loss for the same period in 2002, as the value of the Dollar against the Euro decreased.

Recovery (Write-Down) of Investments

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited (“EMS Limited”) was impaired. Accordingly we wrote off the entire carrying amount of our investments in ESM Limited. In March 2002, ESM Limited was acquired by International Rectifier. As a result, we were able to recover a portion (€12.0 million) of our total investment in ESM Limited.

Income Taxes

The income tax benefit was €22.7 million for the year ended December, 31 2001 and €5.5 million for the year ended December 31, 2002, representing effective income tax rates of 36.1% and 37.5%, respectively (before non-tax deductible amortization of goodwill and other intangible assets).

Net Loss

For the reasons described above, we reported net loss of €41.7 million for the year ended December 31, 2001 compared with net loss of €9.3 million for the year ended December 31, 2002.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO THE YEAR ENDED DECEMBER 31, 2000

Revenues

Revenues were €214.5 million for the year ended December 31, 2000 compared with €100.5 million for the year ended December 31, 2001. This represents a 53% decrease. Revenues in the business sector of wireless communications accounted for €77.8 million or 77% in 2001. The decrease in revenues is primarily due to lower sales volumes resulting from an industry wide decline in demand for cellular communications products. Handset manufacturers reduced their demand for cellular phone components, including mixed signal ASICs, during the year ended December 31, 2001 in an effort to reduce both existing on hand inventory levels and inventory remaining in their distribution channels from 2000. The industry-wide decline in demand for cellular communications products also resulted in handset manufacturers requesting lower component prices as they implemented cost reduction programs. Such price reductions are common in the semiconductor industry and have a particular impact on ASICs which have been in volume production for a significant period of time, since pricing pressure tends to increase over the life of a given ASIC.

Revenues from our industrial applications reached €14.2 million or 14% of total revenues, a decline of €1.0 million when compared to 2000. Revenues from our automotive applications accounted for €5.9 million or 6% of total revenues for 2001. This represents a decline of €2.0 million when compared to 2000. Revenues from our wireline communication applications reached €2.6 million or 3% of total revenues, a decline of €6.9 million when compared to 2000.

Cost of Sales

Cost of sales decreased from €138.9 million for the year ended December 31, 2000 to €79.6 million for the year December 31, 2001 in line with significantly reduced production volumes. However, as a result of lower production volume during the year ended December 31, 2001 our internal testing operation has been running at a reduced utilization level, which in turn has increased per unit production costs. In addition, a charge of €10.7 million for excess inventory was recorded under cost of sales during the second quarter of fiscal 2001. Due to the sudden and significant decrease in demand for our products accompanied by substantial order cancellations, inventory levels exceeded our requirements. The excess inventory charge was calculated based on the inventory levels in excess of estimated demand for each specific product.

Gross Margin

The charge for excess inventory, the increase in per unit production costs and the lower component prices were the primary factors contributing to a decline in our gross margin from €75.6 million (or 35.2% of revenues) for the year ended December 31, 2000 to €20.9 million (or 20.8% of revenues) for the year ended December 31, 2001. Excluding the charge for excess inventory, the gross margin was 31.4% of revenues for the year ended December 31, 2001. The gross margin was 30.2% for the six months ended December 31, 2001.

Selling and marketing expenses

Selling and marketing expenses decreased 28.5% from €5.7 million for the year ended December 31, 2000 to €4.1 million for the year ended December 31, 2001 in line with significantly reduced sales volumes. As a percentage of total revenues, selling and marketing expenses increased from 2.6% to 4.0% primarily due to the proportionately lower revenue base.

General and Administrative expenses

General and administrative expenses decreased 6.7% from €6.0 million for the year ended December 31, 2000 to €5.6 million for the year ended December 31, 2001. As a percentage of total revenues, selling and administrative expenses increased from 2.8% to 5.6% primarily due to the proportionately lower revenue base.

Research and Development

Research and development expenses increased 37% from €22.9 million for the year ended December 31, 2000 to €31.3 million for the year ended December 31, 2001. The absolute increase in research and development expenses reflected the demand from key customers for us to devote further resources to assist in the development of new products for them in addition to our own strategic research and development program. This increase occurred notwithstanding a significant drop in demand for our products from handset manufactures. We increased our research and development headcount from 145 at December 31, 2000 to 176 at December 31, 2001. Research and development expenses increased from 10.7% to 31.1% as a percentage of revenues, resulting both from an absolute increase in research and development costs and the proportionately lower revenue base.

Amortization of Goodwill and Intangible Assets

Total amortization expense for the year ended December 31, 2000 was €2.7 million (of which €1.1 million related to goodwill) as compared to €3.2 million (of which €1.3 million related to goodwill) for the year ended December 31, 2001. Amortization expense for both periods related primarily to goodwill and other intangible assets recorded as part of the acquisition of the Dialogue Semiconductors activities of Daimler-Benz AG (now DaimlerChrysler AG) and the rights to a 16 bit microprocessor core acquired from National Semiconductor in 1999. The increase in amortization during the period ended December 31, 2001 reflects amortization of other ASIC design software acquired during the period as well as amortization of goodwill arising from the acquisition of SVEP Design Center AB (“SVEP”) (now Diasemi Dialog Semiconductor AB), a Swedish company focused on system design for advanced consumer electronic products in the wireless communication area, for the entire twelve month period, whereas the period ended December 31, 2000 included only eight months amortization of SVEP goodwill. Goodwill recognized in connection with the acquisitions is being amortized over the expected period of benefit ranging from 7 to 15 years. As a percentage of total revenues, amortization of goodwill and intangible assets increased from 1.2% to 3.2% for the reasons stated above and due to the proportionately lower revenue base.

Operating Profit (Loss)

We reported an operating profit of €38.4 million for the year ended December 31, 2000 compared with an operating loss of €23.2 million for the year ended December 31, 2001. This decrease in operating profit was primarily due to significantly lower sales volumes in 2001, the charge for excess inventory recorded during the second quarter of fiscal 2001 and higher research and development expenses during the period.

Interest income, net

Interest income results from the Company’s investments (primarily loans and short-term deposits). Interest income, net, decreased from €1.9 million for the year ended December 31, 2000 to €0.9 million for the year ended December 31, 2001. This decrease is primarily due to reduced interest income on lower cash balances.

Foreign currency exchange gains and losses, Net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the year end remeasurement of foreign currency denominated receivables and payables into the functional currency of the respective entity. Foreign currency exchange gains, net decreased from €2.6 million for the year ended December 31, 2000 to €0.3 million for the year ended December 31, 2001. This decrease is primarily due to the reduction in value of the US Dollar against the Euro over the period.

Write-down of Investment

As discussed in Note 3 to the consolidated financial statements, we have made certain investments since 1999 in ESM Limited, the parent company of one of our principal foundries, European Semiconductor Manufacturing Limited, to secure silicon supplies. Such investments comprised a cost basis equity interest, loans and advance payments for future silicon, which totaled an aggregate of €42.4 million at September 30, 2001. We have continually monitored the recoverability of our investments in ESM Limited in light of the decline in demand in the semiconductor industry and the deteriorating financial condition of ESM Limited. Based on our estimates of the fair value of our investments in ESM Limited, indications of continued third-party financial support of ESM Limited, and our intentions with respect to these investments, we previously determined that the investments in ESM Limited were recoverable. However, during the fourth quarter 2001, the financial condition of ESM Limited continued to deteriorate and, in January 2002, ESM Limited’s lead bank withdrew its lending facilities. As a result, European Semiconductor Manufacturing Limited and ESM Limited were subsequently placed in receivership (a reorganization under UK law). Consequently, we believed at that time that we would not recover our investments in ESM Limited and therefore recorded an impairment charge of €42.4 million in the fourth quarter of 2001.

Income Taxes

Income tax expense was €16.4 million for the year ended December 31, 2000 compared with an income tax benefit of €22.7 million for the year ended December 31, 2001, representing effective income tax expense (benefit) rates of 37.1% and 36.1%, respectively (before non-tax deductible amortization of goodwill and other intangible assets). This decrease in the effective tax rate reflects primarily a reduction of the Company’s statutory tax rate for its German subsidiary from 30% on distributed earnings to 25%, effective January 1, 2001.

Net Income (Loss)

For the reasons described above, we reported net income of €26.6 million for the year ended December 31, 2000 compared with net loss of €41.7 million for the year ended December 31, 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash used for operating activities was €7.6 million for the year ended December 31, 2002, cash provided by operating activities was €15.1 million for the year ended December 31, 2001 and cash used for operating activities was €5.1 million for the year ended December 31 2000. Excluding advance payments of €23.2 million to secure silicon capacity, cash provided by operating activities was €18.1 million for the year ended December 31, 2000. During 2002, we used cash primarily to finance operating losses. For the year ended December 31, 2001, our working capital (excluding cash and cash equivalents) decreased in line with reduced business volumes and resulted in a related increase in cash and cash equivalents. Excluding the advance payments to silicon suppliers in 2000, our operating profit and related cash flows exceeded higher working capital needs to finance increasing business volumes and resulted in a related increase in cash and cash equivalents. Throughout the period under review we maintained significant cash deposits with silicon suppliers. See “Item 10.B. Material Contracts”.

Cash provided by investing activities was €6.1 million for the year ended December 31, 2002 compared with cash used for investing activities of €12.6 million for the year ended December 31, 2001 and €80.2 million for the year ended December 31, 2000. Cash provided by investing activities in the year ended December 31, 2002, reflects primarily the payment we received in connection with the recovery of a portion of our ESM Limited investment of €12.0 million partially offset by the cash paid for the purchase of test equipment, tooling (masks) and electronic data processing, or EDP, equipment of €3.9 million and the cash paid for the first installment of the CMOS imaging technology acquired of €1.5 million. See Note 10 to the consolidated financial statements for further information. Cash used for investing activities for the year ended December 31, 2001 consisted mostly of the purchase of EDP equipment, test equipment and tooling (masks) of €3.2 million and an additional capital contribution and loan to ESM of €8.6 million. Cash used for investing activities for the year ended December 31, 2000 consisted mostly of payments under the wafer supply agreements of €28.2 million described below, the purchase of test equipment and tooling (masks) of €33.3 million, the acquisition of technology and design software of €4.8 million, the acquisition of the remaining outstanding interest of SVEP Design Center AB for €4.4 million and an additional capital contribution and loan to ESM Limited of €3.3 million. For more information regarding the investments in ESM Limited, see Note 3 to the consolidated financial statements.

In July 2000, we received €105.6 million in net cash proceeds from our secondary offering. Of this amount, we used approximately €51.4 million to enter into silicon wafer supply agreements in order to facilitate capacity expansion and secure technological influence with silicon suppliers in Asia and Europe to further accelerate our anticipated growth. We also used approximately €33.3 million of our net proceeds to purchase test equipment to expand our test capacity. Additionally, we used €4.4 million to repay a credit line with Baden-Wurttembergische Bank Aktiengesellschaft.

Liquidity

At December 31, 2002 we had €31.0 million in cash and cash equivalents and had working capital of €56.5 million, as compared to €32.6 million in cash and cash equivalents and working capital of €50.4 million at December 31, 2001 and €29.9 million in cash and cash equivalents and working capital of €70.6 million at December 31, 2000.

Our primary sources of liquidity have historically been cash from operations as well as cash from the issuance of ordinary shares and from short-term borrowings as well as the recovery of the investment in ESM Limited. As of December 31, 2002 we had no long-term debt. We have no arrangements with unconsolidated, limited purpose entities. We expect to use a portion of our cash and cash equivalents in 2003 to finance working capital resulting from expected increased business volumes. A decrease in customer demand for our products caused by prolonged unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations. If necessary, we have available a short-term credit facility of €12.8 million that bears interest at a rate of EURIBOR + 0.75% per annum. At December 31, 2002 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Capital Expenditures and Investments

Purchases of property, plant and equipment were €3.9 million for the year ended December 31, 2002 compared to €3.2 million for the year ended December 31, 2001 and €39.0 million for the year ended December 31, 2000. Our capital expenditures in 2002, 2001 and 2000 consisted primarily of purchasing new or replacement test systems, tooling equipment, handling systems and other equipment in the ordinary course of our business. During the year ended December 31, 2002, we acquired a CMOS imaging technology and associated CMOS Active Pixel Sensor (APS) patents for a total purchase price of €3 million. A first installment of €1.5 million was paid in cash during 2002. A second installment of €1.5 million is payable in cash or company shares (at our option) in the first quarter of 2003 when certain CMOS imaging sensors (“imagers”) have been successfully developed by Sarnoff Corporation. Development costs for these imagers were €1.3 million during 2002 and total costs are estimated to be €1.7 million. We expect to incur the remaining €0.4 million of development costs in 2003. See Note 10 to the consolidated financial statements for further information. The significant amounts of capital expenditures in 2000 primarily reflect the purchase of 15 additional testing machines. In March 2001 and August 2000, the Company participated pro rata in an additional capital contribution and loan to ESM totaling €8.6 and €3.3 million, respectively. We expect capital expenditures in 2003 will approximate the 2002 level.

On May 9, 2000 we exercised our option to purchase the remaining 90.8% interest that we did not already own in SVEP. SVEP's system design expertise has been used by a number of major companies, such as Ericsson, to develop prototypes for a wide range of wireless telecommunications devices. The purchase price of the 90.8% interest in SVEP was 36,320,000 Swedish Krona (approximately €4.4 million). In future periods, we may also make strategic investments or acquisitions in connection with our plans to expand our business internationally.

A significant amount of our capital is held in a deposit by Chartered. See Note 8 to the consolidated financial statements for further information. We expect to recover our $20 million deposit from Chartered by January 1, 2004. Based on current market conditions, we do not believe that we will have to reserve further foundry capacity.

Off-Balance Sheet Arrangements and Other Commitments

We have no off-balance sheet arrangements involving special purpose entities. We lease design software, all of our office facilities, office and test equipment, and vehicles under operating leases. Future minimum lease payments under rental and lease agreements, which have initial or remaining terms in excess of one year at December 31, 2002 are as follows (€ thousands):

	2003	2004	2005	2006	2007	Thereafter
Operating leases	9,006	9,168	9,701	472	185	705

We have no long-term debt, capital lease obligations, unconditional purchase obligations or any other long-term obligations that would have a material impact on our liquidity or financial condition. We have a supply agreement with Chartered and maintain a deposit of $20 million as well as an outstanding balance of advance payment of $8.6 million at December 31, 2002 with Chartered and another supplier, which will be refunded in proportion to our purchases of wafers. See Item 10.B. “Material Contracts”and Note 8 to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND RELATED UNCERTAINTIES

We have identified the following accounting polices and related uncertainties with the accounting measures used in preparing our consolidated financial statements that we believe are essential to understanding the financial reporting risks present in the current economic environment.

Realizability of Investments in Wafer Suppliers

In order to secure adequate sources of silicon supply, we made certain investments in suppliers in the form of equity interests, loans, deposits and advanced payments for products. As discussed in “Recovery (Write-down) of Investment”above and in Note 3 to the consolidated financial statements, due to significant financial difficulties at one of our suppliers, ESM, we wrote-off our total investments in this supplier which resulted in a €42.4 million pre-tax charge to earnings in the fourth quarter of 2001. In March 2002, ESM was acquired by International Rectifier Corporation. As a result, we were able to recover a portion (€12.0 million) of our total investment in ESM in 2002.

As discussed in Note 8 to the consolidated financial statements, at December 31, 2002, our remaining investments in wafer suppliers consists of a $20 million deposit with Chartered, as well as advance payments of $8.6 million previously made to Chartered and another supplier. We expect to receive back our $20 million deposit from Chartered by January 1, 2004. Upon receipt of our deposit, we intend to settle our related hedging position and any related gain or loss resulting from the settlement of the forward contracts will be recognized in the consolidated statement of operations. See Note 14 to the consolidated financial statements. Based on our current production planning, the advance payments will be refunded to us in proportion to our future wafer purchases. Any remaining balance of the outstanding amounts with Chartered is payable as of January 1, 2004. We currently expect also to realize the entire amount of our advance payments with the other supplier. However, the industry-wide decline in demand for semiconductors has adversely affected the financial condition of several semiconductor manufacturers. Prolonged adverse market conditions could affect the ability of these semiconductor manufacturers to repay our deposits and any remaining balance of our advance payments and this could affect our estimates about the recoverability of our investments. Therefore, it is reasonably possible that future operating results could be materially adversely affected in the event that we determine that our ability to recover our remaining investments in wafer suppliers to be impaired.

Recoverability of Long-Lived Assets

Goodwill

As discussed in Item 5. Operating and Financial Review and Prospects –Acquisition, when we acquired our predecessor business, the excess of the purchase price for the acquisition over the fair value of the net assets acquired was recognized as goodwill. At December 31, 2002, the carrying value of our goodwill is €11.8 million. Goodwill is no longer amortized, but we have (and will continue) to evaluate the recoverability of our goodwill at least annually (during the third quarter) or when significant events occur or circumstances arise which indicate that the fair value of the Company may be less than its net shareholders’equity. The fair value of the Company is determined by estimating the present value of future cash flows, which we believe is a more appropriate measure to determine fair value than the Company’s current market capitalization (which is based on the quoted market price of the Company’s ordinary shares). For the year ended December 21, 2002, the expected cash flows were derived from the Company’s strategic plan and forecasts. The discount rate applied considered marketplace participant assumptions including a risk-free rate, market risk premium and a beta factor that is consistent with the Company’s market peers. However, a prolonged general economic downturn and, specifically, a continued downturn in the semiconductor and wireless communications industries could cause us to change our strategic plan and forecasts, which could adversely impact our expected future cash flows and the discount rate assumptions used by us to estimate the fair value of the Company. Consequently, it is reasonably possible that our future operating results could be materially and adversely affected by an impairment charge related to the recoverability of our goodwill.

Other Long-Lived Assets

Our business is capital intensive and has required, and will continue to require, significant investments in long-lived assets, including property, plant, equipment and intangible assets (other than goodwill). At December 31, 2002, the carrying amount of our property, plant and equipment was €27.8 million. As discussed in Note 2 to the consolidated financial statements, recoverability of these long-lived assets that will continue to be held and used is evaluated whenever an indication of impairment exists. Then we will compare the carrying amount of the asset or group of assets to the net undiscounted cash flows expected to be generated by the asset or group of assets. If the asset or group of assets is considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the impaired asset or group of assets exceeds its fair value

We do not believe that our ability to recover the carrying value of our other long-lived assets has been impaired. However, a prolonged general economic downturn and, specifically, a continued downturn in the semiconductor industry would intensify competitive pricing pressure because of overcapacity in the industry, and we could be forced to decrease production and reduce capacity. Such events could adversely affect our estimates of future net cash flows expected to be generated by our long-lived assets. It is reasonably possible that our future operating results could be materially and adversely affected by an impairment charge related to the recoverability of our long-lived assets.

Realizable Value of Inventories

At December 31, 2002, our total inventory was €14.5 million. In 2001 and 2002, we recognized provisions for excess inventory of €10.7 million and €1.9 million respectively. We believe that our remaining inventory levels are in line with current requirements. However, the demand for our products can fluctuate significantly in response to rapid technological changes in the semiconductor and wireless communications industries. In addition, demand for our products reflects, to a significant degree, the changing requirements of manufacturers of telecommunications devices. In particular, handset manufacturers have significantly reduced their demand for mobile phone components, including mixed signal ASICs, in recent periods. It is reasonably possible that future operating results could be materially and adversely affected if any additional excess inventory charges are needed.

Realization of Deferred Tax Assets

The total net deferred tax assets amounted to €24.2 million as of December 31, 2002, reflecting primarily €70.7 million in loss carryforwards. While these losses may be carried forward indefinitely, their realization is dependent on generating sufficient future taxable income to utilize the losses. Although realization is not assured, we believe it is more likely than not that substantially all of our net operating loss carryforwards will be realized. The amount of total deferred tax assets considered realizable, however, could be reduced if our estimates change about our ability to generate future taxable income in the foreseeable future, or if changes in tax laws impose restrictions on the time or extent of our ability to utilize our loss carryforwards. In the recent German tax reform proposal (“Steuervergueuenstigungsabbaugesetz –StVergAbG”), it is planned to restrict the use of German tax-loss carryforwards to one half of the taxable gain for fiscal years starting from 2003 and thereafter. If this reform is enacted as proposed, it would not subject us to the risk of losing the benefits of our tax loss carryforwards if they remain unused by a certain time period, but it could delay the ultimate realization of these tax benefits.

DIVIDENDS

We did not pay dividends in the years ended December 31, 2002, 2001 and 2000. We do not currently plan to pay dividends in the foreseeable future. See “Item 8. Dividend Policy”.

INFLATION

We do not believe that inflation has had a significant effect on our operations to date.

NEW ACCOUNTING STANDARDS NOT YET ADOPTED IN 2002

In June 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, 143, Accounting for Asset Retirement Obligations. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The Company adopted SFAS 143 on January 1, 2003. The adoption of SFAS 143 is not expected to have a material impact on the Company’s consolidated financial statements.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds SFAS 4, Reporting of Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds SFAS 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends SFAS 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, to clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002. The Company adopted the remaining provisions of SFAS 145 effective January 1, 2003, which is not expected to have a material impact on the Company’s financial statements.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS 144. SFAS 146 nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (included Certain Costs Incurred in a Restructuring). The principal difference between SFAS 146 and EITF Issue 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. The Company adopted SFAS 146 effective January 1, 2003. The adoption of SFAS 146 is not expected to have a material impact on the Company’s consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others –an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34.”This Interpretation elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. Disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002. The recognition and measurement provisions are effective for guarantees issued or modified after December 31, 2002. The Company currently has no guarantees that are within the scope of FIN 45. Therefore, FIN 45 will apply prospectively in the event the Company enters into such guarantee arrangements.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.”SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation”to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Under SFAS 123, compensation expense of stock option plans is measured at the grant date based on the fair value of the award using an option-pricing model. Compensation expense is recognized over the service period with an offsetting credit to equity (paid-in capital). In addition, SFAS 148 requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The Company applies the provisions of APB 25, which uses an intrinsic value based approach to measure compensation expense. The Company currently has no plans to voluntarily change to the fair value based method. If the fair value based method is adopted, it will result in additional compensation expense in the Company’s consolidated statement of operations depending upon the number, price and other significant terms of the stock options granted (see Note 2 to the consolidated financial statements).

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities –an interpretation of ARB No. 51,”which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities that the Company may obtain an interest in after that date. For variable interest entities created prior to February 1, 2003, the consolidation requirements of FIN 46 will be effective as of July 1, 2003. The Company has no off-balance sheet arrangements involving special purpose entities. The Company is evaluating whether it may have any arrangements that represent significant variable interests as defined in FIN 46. The Company currently believes the adoption of FIN 46 will have no impact on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

OVERVIEW

We rely on our board of directors to manage our business. The board, which consists of executive and non-executive directors, supervises our general management and decides upon and oversees the implementation of our central strategic and operational guidelines.

Each director is required under English law to carry out his or her functions as a director with the degree of skill and care that may reasonably be expected of a person of his or her skill and experience. Each director is obliged to act in the interests of our shareholders as a whole and should avoid allowing any conflicting interests, whether his or hers or those of the persons that appointed him or her, to influence his or her judgment in acting as a director. The board is ultimately required to manage our affairs in accordance with our memorandum and articles of association and with the requirements of local laws and regulations.

We have six non-executive independent directors as part of our board. While these non-executive directors do not play an active role in our day to day operations, they provide the board with an independent element which brings a greater depth of skill, experience and objectivity to the making of key decisions.

We also have six vice-presidents who, together with the executive director, are responsible for our day to day business. All directors and senior management can receive service of process at the business address of the company.

A. Directors, Executive Officers and Senior Management

The following table sets forth, as of February 27, 2003, the name of each member of our board of directors and each of our senior management, their ages, the dates of their first appointments and their positions:

Name	Age	Date Of Appointment	Position
Roland Pudelko	50	March 1998	Executive Director, CEO and President
Timothy Richard Black Anderson	42	February 1998	Non-executive Director
Michael John Glover	64	March 1998	Non-executive Director
John McMonigall	59	March 1998	Non-executive Director
Michael Risman	34	August 1999	Non-executive Director
Jan Olof Ingemar Tufvesson	64	March 1998	Non-executive Chairman
Tord Martin Wingren	42	March 1998	Non-executive Director
Gary Duncan	47	October 1987	Vice-President of Engineering-Imaging
Peter Hall	51	July 1987	Vice-President of IT and Technical Support
Erwin Hopf	48	July 2002	Vice-President of Operations
Yoshihiko Kido	50	November 2001	Vice President of Japan
Martin Kloeble	43	July 1999	Vice-President of Finance and Controlling
Martin Sallenhag	34	November 2001	Director of Product Marketing
Richard Schmitz	45	January 1994	Vice-President of Engineering–Mixed Signal ICs

The following is a brief biography of each director, executive officer and senior manager named here.

ROLAND PUDELKO joined us in 1989 as managing director and has served as Executive Director, CEO and President since March 1998. Mr. Pudelko has over 20 years experience in electronics and microelectronics, primarily in management positions within the Daimler-Benz Group. During that time, he was a board member of a joint venture with the Taiwanese company, ACER, and for the TEMIC Group he was responsible for the coordination of worldwide design and engineering. Mr. Pudelko has a diploma in communication technologies. He is also the managing director of Dialog Semiconductor GmbH and our other consolidated subsidiaries.

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

MICHAEL RISMAN joined us as a director in August 1999, having been closely involved with our company since March 1998. He is a director at Apax Partners where he is responsible for their European IT investment efforts and is a member of the International Approval Committee. Before joining Apax Partners in 1995, Mr. Risman worked for Cap Gemini as a consultant and for Jaguar Cars as a research and development engineer. He earned an MBA from Harvard Business School and an MA (Honors) degree in Electrical Engineering and Management from Cambridge University. He is also a director of ARC International Plc, Red-M (Communications) Limited and Streamserve Inc.

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

TORD MARTIN WINGREN joined us as a director in March 1998. Mr. Wingren has been employed by the Ericsson company for 17 years. Starting in research and development roles working on ASIC development he progressed through different roles within Ericsson’s cellular phone development activity. He was technically responsible for the pioneering development of GSM handsets as well as establishing and heading up the UMTS business development unit. Mr. Wingren was appointed President of the newly formed Ericsson Mobile Platforms “EMP”on its launch on September 1, 2001.

GARY DUNCAN joined us in October 1987 and is currently the Vice-President of Engineering–Imaging. He obtained a Higher National Certificate in electronics and mathematics in 1978 from Plymouth Polytechnic and is a chartered engineer. Before joining Dialog, Mr. Duncan held various senior engineering and management positions at Plessey and ES2 in quality and production, device engineering, design software and marketing.

PETER HALL joined us in July 1987 and is currently our Vice-President of Quality and Technical Support and is responsible for all computer systems and quality issues. Before joining Dialog he held various management and engineering positions at STC Semiconductors and MEM in Switzerland. Mr. Hall obtained his BSc (Honors) in electrical and electronic engineering in 1974 from the University of Newcastle upon Tyne and his MSc in digital techniques in 1977 from the University of Edinburgh.

ERWIN HOPF joined us in July 2002 and is currently our Vice-President of Operations. He received his Diploma in physics in 1980 from the Technical University of Darmstadt. From 1980 until 2002, he held various engineering as well as research and development and production managing positions at Siemens Components and Infineon Technologies.

MARTIN KLOEBLE joined us in July 1999 as Vice-President of Finance and Controlling. He holds an MBA from the University of Stuttgart-Hohenheim and is qualified as a tax consultant (STEUERBERATER) as well as a certified public accountant in Germany (WIRTSCHAFTSPRUEFER) and in the United States (CPA). Before joining Dialog, Mr. Kloeble worked with KPMG, and was appointed a partner at the beginning of 1999.

RICHARD SCHMITZ joined us in 1994 and is currently our Vice-President of Engineering–Mixed Signal ICs. Prior to joining us, he held various design-related positions at Hewlett Packard's instruments division in Boeblingen and the Institute for Microelectronics, Stuttgart. Mr. Schmitz received a diploma in engineering for communications electronics in 1983 from the vocational college (FACHHOCHSCHULE) in Trier.

B. Compensation

We pay non-executive directors who are not associated with any of our principal shareholders £5,000 to £20,000 per annum.

We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board or committees thereof. Under certain circumstances, directors are also eligible to receive stock options.

The following table sets out the amount of remuneration paid by us and our subsidiaries to each of our directors for services rendered during the year ended December 31, 2002.

		Compensation (in €)
Name	Position	Base salary	Bonus	Long-term incentives
Roland Pudelko	Executive Director, CEO and President	267,323	-	-
Tim Anderson[1]	Non-executive Director	7,955	-	-
Michael Glover	Non-executive Chairman of the Audit Committee	25,192	-	-
John McMonigall	Non-executive Director	7,955	-	-
Jan Tufvesson[2]	Non-executive Chairman	25,192	-	-
Michael Risman	Non-executive Director	7,955	-	-
Tord Martin Wingren	Non-executive Director	23,866	-	-
		81,349	0	0

[1] Tim Anderson is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as our legal adviser. Fees to Reynolds Porter Chamberlain for legal services rendered during the 2002 fiscal year amounted to ?267,884.

[2] During 2002, Jan Tufvesson received a consultancy fee of ?43,401. In anticipation of the adoption of new corporate governance principles proposed by Nasdaq, the consultancy contract was terminated as of October 31, 2002. Accordingly, we now consider Mr. Tufvesson to be an independent director.

The aggregate compensation for our CEO and senior management for 2002 was €1,338,365.

All of our employees participate in a quarterly profit-based bonus scheme, which pays out if we achieve our agreed financial goals.

A further bonus is available to our sales employees and senior management via our Management By Objectives “MBO”program.

Under this program, each sales person is annually assigned a number of objectives which specifically target achieving design–wins from selected customers within a set period of time. These objectives are established by senior management with input from the marketing department. We assess the performance of each sales person against these objectives half-yearly and annually.

For senior management, key business objectives for their respective departments are set and agreed by the board of directors. Performance is measured formally on an annual basis and also via quarterly progress reviews.

STOCK OPTIONS

As of December 31, 2002, our directors held 417,450 options for our ordinary shares which entitle the holders to acquire 417,450 shares. The following table gives stock option information for the Company’s directors and senior management.

Director	Options Held	Expiration Date	Exercise Price
Roland Pudelko	150,000	February 23, 2009	£0.20
	34,530	May 8, 2009	£0.40
	132,920	July 30, 2009	£0.60
	100,000	December 19, 2011	€7.00
Gary Duncan	60,000	February 23, 2009	£0.20
	17,210	May 8, 2009	£0.40
	26,440	July 30, 2009	£0.60
	25,000	December 19, 2011	€7.00
Peter Hall	60,000	February 23, 2009	£0.20
	17,210	May 8, 2009	£0.40
	26,440	July 30, 2009	£0.60
	25,000	December 19, 2011	€7.00
Erwin Hopf	40,000	July 2, 2012	€1.48
Yoshihiko Kido	25,000	March 1, 2011	€6.00
Martin Kloeble	45,000	July 29, 2009	£0.80
	25,000	December 19, 2011	€7.00
Martin Sallenhag	10,000	May 2, 2011	€7.00
Richard Schmitz	45,000	February 23, 2009	£0.20
	17,210	May 8, 2009	£0.40
	26,440	July 30, 2009	£0.60
	25,000	December 19, 2011	€7.00

C. Board Practices

TERM OF OFFICE AND RETIREMENT BY ROTATION

Our articles of association currently provide that one-third (or a number nearest to one-third) of the directors shall retire at every annual general meeting; but if any director has at the start of the annual general meeting been in office for more than three years since his or her last appointment or re-appointment, he or she shall retire. A director who retires at an annual general meeting may, if willing to act, be re-appointed.

SERVICE AGREEMENTS

Our CEO and President, Roland Pudelko, has entered into a service agreement with us that is of unlimited duration. The agreement is terminable by either party on 12 months' notice. In addition, our shareholders are entitled to dismiss Mr. Pudelko by virtue of an ordinary resolution at any time, without prejudice to his right to remuneration. Such dismissal is considered termination of the contract at the next possible deadline.

Each of our vice-presidents has entered into a service agreement with us and our subsidiaries. The service agreements are all of unlimited duration. In the cases of Gary Duncan, Peter Hall and Erwin Hopf, their agreements are terminable by either party to the agreement on six months' written notice to the other. Richard Schmitz's agreement is terminable by either party on three months' notice to the end of a calendar quarter. Yoshihiko Kido’s agreement has no time limit and can be terminated by either party on three months' notice in writing. Martin Kloeble's agreement is terminable subject to German statutory provisions for termination. Martin Sallenhag’s agreement is terminable subject to Swedish statutory provisions for termination. None of the service agreements contain provisions subjecting us to onerous obligations in the case of early termination.

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

The Company’s Remuneration Committee of the board of directors determines the salaries and incentive compensation of our CEO and senior management and provides recommendations for the salaries and incentive compensation of other employees and consultants. The Remuneration Committee also administers our various compensation, stock and benefit plans. Our Remuneration Committee consists of Messrs. Tufvesson, Glover and Anderson. None of the members of this Committee was our employee at any time during 2002.

D. Employees

At December 31, 2002, we employed 284 full-time employees not including trainees/apprentices, of which 156 were based in Germany, 41 in Sweden, 45 in the United Kingdom, 17 in the United States, 16 in Austria and nine in Japan. Of the total number, 173 were engaged in engineering (including design and product engineering) and 55 were engaged in production (including logistics, quality and testing). The average number of employees in 2002 was 285 compared to 286 in 2001 and 229 in 2000.

E. Share Ownership

As of December 31, 2002, our directors and executives held 712,455 shares.

Directors and Executives	Number	Percent of shares beneficially owned
Roland Pudelko	320,405	*
Timothy Richard Black Anderson	20,816	*
Michael John Glover(1)	195,000	*
Jan Olof Ingemar Tufvesson(2)	175,062	*
Michael Risman	1,172	*
Gary Duncan	162,105	*
Peter Hall	162,105	*
Martin Kloeble	180,000	*
Richard Schmitz	142,105	*

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

(2) Includes (i) 157,062 shares owned by Mr. Tufvesson and (ii)  18,000 shares held by members of his family.

EMPLOYEE SHARE PURCHASE PLAN

On March 26, 1998, we entered into a subscription and shareholders agreement with Apax Partners. Under the terms of this agreement, employees and directors are invited from time-to-time, at the discretion of the Company’s Board, to purchase up to 3,456,890 of our ordinary shares from Apax Partners or from the Dialog Employee Benefit Trust (a Jersey trust established to purchase our shares from and sell our shares to our employees and directors). The purchase price of the shares is equal to their estimated fair market value on the date that the employee or director subscribes for the shares. Employees and directors are immediately vested in shares that they purchase under the plan. During the first quarter of 1999, the Trust acquired 668,800 ordinary shares from Apax Partners for purposes of distributing them to employees under the Employee Stock Purchase Plan. For the period from March 1, 1998 to December 31, 1998 and for the year ended December 31, 1999, employees and directors purchased 2,581,360 and 473,480 ordinary shares, respectively, at fair value on the date of purchase. During 2002, 2001 and 2000 the Trust distributed 79,174, 159,006 and 57,108 shares, respectively, in connection with the exercise of employee stock options. At December 31, 2002, the Trust continued to hold 137,969 shares.

SHARE OPTION SCHEME

All of our employees and full time executive directors and employees of any of our consolidated subsidiaries who are required to devote substantially the whole of their working time to us and/or any of our subsidiaries are eligible to be granted options under our share option scheme, at the discretion of the board. The scheme was established on August 7, 1998. As at December 31, 2002, a total of 7,776,870 shares may be issued under the scheme. See Note 12 to the consolidated financial statements. As of December 31, 2002 we had granted options to purchase 2,634,382 shares. These options are exercisable at prices ranging from £0.20 to €55.00 per share depending on the date of grant and what type of option they are (see below). The options generally expire 10 years after the date of grant.

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

  long options, which may be exercised within five years of the date of grant; and

  incentive stock options which are options granted to a US employee which complies with the relevant terms of the United States Internal Revenue Code of 1986.

Options granted have not been subject to date to a performance condition (such as the achievement of pre-determined financial targets), although the rules allow the board to make the exercise of an option subject to the satisfaction of objective performance conditions.

Options entitle the option holder to acquire shares at a price per share determined by the board. Such price may not be less than the greater of:

  the nominal value of a share;

  the market value of a share at the date of grant; or

  for US participants, who own 10% or more of the total combined voting power of any company of the group, 110% of the market value of a share on the date of grant.

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

In the event of any rights or capitalization issue, sub-division, consolidation, or reduction of our share capital, the board may (subject to auditors’confirmation) adjust the number of shares subject to options and the price payable on their exercise provided that (1) the option price for a share is not less than its nominal value; and (2) the total price for the option has not been materially altered.

Other than options granted to German participants (which are fully transferable), options are not transferable and may only be exercised by the option holder or his or her personal representatives. Shares allotted or transferred under the share option scheme will rank pari passu with shares of the same class then in issue (except in respect of entitlements arising prior to the date of allotment).

No options may be granted over shares under the share option scheme which would, when combined with options granted over shares under any other scheme operated by us or any of our consolidated subsidiaries, exceed 15%, after issue, of the Company’s issued share capital.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Apax Partners own 11,795,793 of our ordinary shares or 26.8%. Apax Partners act as Manager of Apax Funds Nominees Limited and Managing General Partner of Apax Germany II L.P., respectively. Apax Funds Nominees Limited holds shares as a nominee for certain other Apax Venture Capital Limited Partnerships. Prior to the secondary offering in June 2000, Apax Partners owned 18,091,170 of our ordinary shares or 41.2%. Apax Partners’voting rights do not differ from the rights of other shareholders.

Adtran, through its wholly-owned subsidiary ADFI, Inc., owns 2,520,960 ordinary shares or 5.7%. Prior to the secondary offering in June 2000, Adtran owned 5,305,810 ordinary shares or 12.6%. Adtran’s voting rights do not differ from the rights of other shareholders.

UNITED STATES SHAREHOLDERS

Clearstream Banking AG (“Clearstream”) and a nominee of Clearstream holding two shares are the current holders of record of the company’s shares. Clearstream issues bearer rights to these shares to financial institutions who are participants in Clearstream and through whom beneficial owners (including US beneficial owners) hold our shares. Due to the secrecy laws of some of the jurisdictions (including Germany) in which the participants of Clearstream are located, these participants may not be obligated to disclose information regarding beneficial ownership of our shares pursuant to Section 198 of the Companies Act 1985 or the Nasdaq Europe regulations. Consequently, we are unable to identify the US beneficial owners of these shares.

B. Related Party Transactions

Adtran holds a substantial ownership interest in our company. We sell components to Adtran in the ordinary course of business. The selling prices for these transactions are negotiated on an arm’s length basis. Revenues amounted to €2.5 million, €2.6 million and €9.5 million in the years ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively. Net receivables due from Adtran were €306,000, €24,000 and €1 million at December 31, 2002, 2001 and 2000, respectively. Timothy Anderson, a member of the Board, is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as our legal adviser. Fees to Reynolds Porter Chamberlain for legal services rendered during the three year period ended December 31, 2002, December 31, 2001 and December 31, 2000 amounted to €267,884, €159,098 and €353,191, respectively.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and other Financial Information

See “Item 18:  Financial Statements”and the Notes to the Consolidated Financial Statements

LEGAL PROCEEDINGS

Neither we nor any of our consolidated subsidiaries are involved in litigation or arbitration proceedings that could have a substantial impact on our financial position or the financial position of any of our consolidated subsidiaries. We have not been involved in such litigation or arbitration proceedings in the past two years, nor, to the best of our knowledge, are such proceedings pending or threatened against us or any of our consolidated subsidiaries. However, as is the case with many companies in the semiconductor industry, we may from time to time receive communications alleging possible infringement of intellectual property rights of others. Irrespective of the validity of such claims, we could incur significant costs with respect to the defense of such claims which could have a material adverse effect on our business, results of operations or financial condition. See “Item 3:  Risk Factors—If we are unable to protect our intellectual property and know-how from copy or use by others, our competitors may gain access to our content and technology”.

DIVIDEND POLICY

We have never declared or paid any dividends. We currently intend to retain all available earnings generated by our operations for the development and growth of our business. As a result, we do not anticipate paying any dividends in the foreseeable future. You should also refer to “Item 5:  Operating and Financial Review and Prospects–Liquidity”.

ITEM 9. THE OFFER AND LISTING

The Neuer Markt (XETRA)/Deutsche Börse, Nasdaq Europe and Nasdaq are the principal trading markets for our ordinary shares and ADSs.

MARKET PRICES

The following table sets forth, for the periods indicated, the highest and lowest closing market quotations for the shares from the Neuer Markt (XETRA)/Deutsche Börse (Frankfurt Stock Exchange), Nasdaq Europe and Nasdaq.

Admission to Prime Standard of Deutsche Börse (Frankfurt Stock Exchange)

In November 2002 the Exchange Council of the Frankfurt Stock Exchange approved the new segmentation of the equity market of the Frankfurt Stock Exchange. The new structure, which took effect on January 1, 2003, comprises the new Prime Standard segment with uniform post-admission duties, in addition to the General Standard segment that applies the statutory minimum requirements set out for the Official Market or the Regulated Market. These changes make investors the focus of market organization and are aimed at raising investor confidence through high transparency standards, as well as enabling simpler investment decision-making with a new index logic.

Dialog has complied with the requirements of the Prime Standard since its initial public offering. These are:

  quarterly reporting;

  application of international accounting standards (IFRS, international financial reporting standard, or US GAAP);

  publication of a financial calendar listing the most important corporate events;

  at least one analysts' conference per year; and

  English language for current reporting and for ad-hoc disclosures required under the German Securities Trading Act.

We will continue to maintain a high level of reporting and transparency and accordingly have applied for admission to the Prime Standard. On December 19, 2002 Dialog was admitted on to the Prime Standard segment of the Frankfurt Stock Exchange as of January 1, 2003.

Neuer Markt/Deutsche Börse (Frankfurt Stock Exchange)	Ordinary Shares
	High Euro	Low Euro
ANNUAL HIGHS AND LOWS
1999 2000 2001 2002	43.25 72.50 10.85 8.82	9.50 6.86 2.60 0.70
QUARTERLY HIGHS AND LOWS
2001
First quarter	10.85	3.88
Second quarter	8.60	4.61
Third quarter	4.60	2.60
Fourth quarter	8.30	3.85
2002
First quarter	8.82	4.40
Second quarter	5.24	1.67
Third quarter	1.87	1.00
Fourth quarter	1.58	0.70
MONTHLY HIGHS AND LOWS
2002
August	1.55	1.28
September	1.58	1.00
October	1.35	0.70
November	1.58	1.10
December	1.35	0.91
2003*[3]
January	1.14	0.91
February (through February 18)	1.31	0.87

On February 18, 2002 the closing market quotation for our shares on the Neuer Markt (XETRA) was €1.27.

Nasdaq Europe	Ordinary Shares
	High Euro	Low Euro
ANNUAL HIGHS AND LOWS
1999 2000 2001 2002	41.00 74.00 11.75 9.10	9.52 6.50 2.80 0.45
QUARTERLY HIGHS AND LOWS
2001
First quarter	11.75	4.00
Second quarter	7.75	5.00
Third quarter	5.00	2.80
Fourth quarter	8.15	3.50
2002
First quarter	9.10	5.00
Second quarter	5.40	1.49
Third quarter	1.87	1.00
Fourth quarter	1.25	0.45
MONTHLY HIGHS AND LOWS
2002
August	1.57	1.25
September	1.55	1.00
October	1.25	0.45
November	1.20	1.00
December	1.00	0.70
2003
January	0.70	0.70
February (through February 18)	0.70	0.70

On February 18, 2002 the closing market quotation for our shares on Nasdaq Europe was €0.70.

NASDAQ	ADSs
	High Dollar	Low Dollar
ANNUAL HIGHS AND LOWS
2000 (from June 29) 2001 2002	54.88 9.69 7.55	6.25 2.49 0.64
QUARTERLY HIGHS AND LOWS
2001
First quarter	9.69	3.69
Second quarter	7.50	4.00
Third quarter	4.35	2.49
Fourth quarter	7.30	3.40
2002
First quarter	7.55	3.75
Second quarter	4.55	1.60
Third quarter	1.99	1.10
Fourth quarter	1.68	0.64
MONTHLY HIGHS AND LOWS
2002
August	1.70	1.21
September	1.62	1.10
October	1.34	0.64
November	1.68	1.09
December	1.42	0.95
2003
January	1.37	1.01
February (through February 18)	1.68	1.00

On February 18, 2002 the closing market quotation for our shares on Nasdaq was $1.68.

ITEM 10. ADDITIONAL INFORMATION

A. Memorandum and Articles of Association

Incorporated by reference to our Registration Statement on Form F-1, which was filed with the Securities and Exchange Commission on June 27, 2000.

B. Material Contracts

SUPPLY AGREEMENT WITH CHARTERED SEMICONDUCTOR MANUFACTURING PTE., LTD.

We maintain a deposit of $20 million with Chartered classified in the balance sheet line item “Deposits”. Under the terms of our supply agreement dated June 30, 2000, the deposit will guarantee access to certain quantities of sub-micron wafers through fiscal 2003 and several generations of process technologies ranging from current products at 0.60-micron and 0.35-micron and will extend down to, and beyond 0.18-micron technologies. In addition, we paid $20 million as advance payments for future wafer deliveries. We received a $10 million refund from Chartered in 2001 for advance payments. The outstanding balance of the advance payments are classified in the balance sheet under “Prepaid expenses.”The outstanding balance of the advance payments will be refunded in proportion to our purchases of wafers from Chartered, and at this time, we expect to have the entire advance payment refunded. On October 25, 2001, the Securities and Exchange Commission granted our request for confidential treatment with respect to wafer prices, lot quantities and related proprietary data contained in the supply agreement. We entered into a temporary modification of this agreement on December 18, 2001 pursuant to which we received the $10 million refund. Concurrently with the filing of this Form 20-F, we requested confidential treatment of aspects of this amendment agreement analogous to those for which the Securities and Exchange Commission granted a request for confidential treatment on October 25, 2001.

C. Exchange Controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of our securities except as otherwise set forth below in “Taxation”below. There are no limitations under our articles of association restricting voting or shareholding.

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

This summary does not consider your particular tax circumstances. It is not a substitute for tax advice. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO YOU OF HOLDING OUR SHARES OR ADSs IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

As used in this summary, “US holder”means a beneficial owner of shares or ADSs that is (1) an individual who is a US citizen or resident, (2) a corporation or other entity taxable as a corporation and organized under US laws, (3) a trust subject to the control of a US person and the primary supervision of a US court and (4) an estate the income of which is subject to US federal income tax regardless of its source.

UK TAXATION

DIVIDENDS

Under current UK taxation legislation, no tax is required to be withheld at source from cash dividend payments by Dialog. See “US Federal Income Taxation—Distributions”below for a discussion of the treatment of dividend payments by Dialog under the UK-US Income Tax Treaty.

CAPITAL GAINS

If you are not resident or ordinarily resident in the UK then, subject to the comments below, you will not be liable for UK tax on capital gains realized on the disposal of a share or ADS unless, at the time of the disposal, you carry on a trade, including a profession or vocation, in the UK through a branch or agency and the share or ADS you dispose of is, or has been, held or acquired for the purposes of that trade or branch or agency carried on by you in the UK.

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

UK STAMP DUTY AND STAMP DUTY RESERVE TAX (“SDRT”)

No stamp duty or “SDRT”will be payable on the transfer of existing shares which are held, and which continue to be held, in Clearstream.

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

DIVIDENDS

Under the so-called half-income system (“Halbeinkuenfteverfahren”), only one half of the dividends received by German individual shareholders will generally be subject to German income tax at standard tax rates plus a solidarity surcharge (“Solidaritaetszuschlag”) equal to 5.5% of the applicable German income tax liability thereon. Dialog is currently not required to withhold tax at source from dividend payments. Obtaining a refund of UK withholding tax and receiving a credit of such withholding tax in Germany is therefore not necessary.

German shareholders must declare the taxable dividend income derived from Dialog Semiconductor Plc in their annual tax returns. For individuals holding shares as a private asset the taxable dividend income is one half of the proceeds after either deduction of half of the actual income-related expenses incurred or deduction of the applicable expense allowance (€51 for individuals / €102 for married couples filing jointly). Dividends received are not subject to income tax if the taxable dividend income in that calendar year does not exceed the savers’exemption (€1,550 / €3,100 for married couples filing jointly). For individual shareholders holding shares as a business asset, one half of the taxable dividend income after deduction of income-related expenses is subject to income tax regardless of the savers’exemption. Furthermore, the dividend is subject to trade tax.

A corporate shareholder subject to unlimited taxation in Germany is normally exempt from German taxation with respect to dividends received from Dialog irrespective of the amount of shares held. However, an amount equal to 5% of such dividends will be deemed to constitute a non-deductible expense to such corporate shareholder and therefore be subject to corporate tax. Furthermore, the entire dividend received by such shareholder is subject to trade tax. The tax exemption does not apply to banks and financial services institutions holding shares as part of their trading book and to financial institutions under certain conditions.

CAPITAL GAINS

Under current German tax law, a disposal of shares by an individual shareholder who is resident in Germany for tax purposes and holds the shares as a private asset will only be subject to capital gains tax, if such investor held a minimum participation of 1% in Dialog at any time during the five-year period preceding such disposal, or if such shareholder disposes of the shares within one year after their acquisition. In that case, 50% of the capital gains are taxed under the half-income system at standard tax rates unless the sale proceeds taken together with all other capital gains from private sale transactions do not exceed €512 during a calendar year.

A private investor holding shares as a business asset will be subject to German income tax on 50% of the capital gains realized on the disposal of the shares at standard rates. In case of a commercial enterprise the private investor will also be subject to trade tax. Capital gains realized by a corporate investor are generally tax-exempt. However, should the corporate investor hold the shares via a partnership, it is presently unclear whether or not the capital gains are taxable for trade tax purposes at the level of the partnership. The capital tax exemption does not apply to banks and financial service institutions holding shares as part of their trading book and to financial institutions under certain conditions.

Under the recent German tax reform proposal (“Steuervergueuenstigungsabbaugesetz –StVergAbG”), it is planned to impose a flat capital gains tax of 15% under the half-income system on sale proceeds from shares acquired after 21 February 2003 (date uncertain). For shares acquired prior to this date, a reduced flat tax rate for capital gains is planned.

STAMP DUTY, NET WORTH TAX

There is no stamp duty in Germany. Net worth tax and trade tax on capital are presently not levied in Germany.

ESTATE AND GIFT TAXES

A transfer of shares in Dialog by reason of death or gift are subject to German gift or estate taxes if:

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

DIVIDENDS

BELGIAN/UK INCOME TAX TREATY. Under current UK tax law, Dialog will not have to retain any withholding tax on dividends at source, but UK dividends will carry a tax credit of 10% of the gross dividend. Pursuant to the Belgian/UK Income Tax Treaty, shareholders who are residents of Belgium who receive dividends from Dialog will in principle be entitled to recover all or part of the UK tax credit attached to such dividends but any repayment of a tax credit will be subject to a withholding (which cannot exceed the amount of the tax credit).

Belgian corporate direct investors, meaning corporate shareholders controlling at least 10% of the voting power of Dialog, will in principle be entitled to one half of the tax credit, being one twentieth of the gross dividend, but reduced by a withholding of 5% of the aggregate amount of the dividend and the tax credit. Any repayment is therefore likely to be of a minimal amount.

Belgian shareholders who are individuals and other shareholders who do not qualify as corporate direct investors are in principle entitled to the full UK tax credit, being one tenth of the gross dividend, after deduction of a withholding of 20% of the aggregate amount of the dividend and the tax credit. As a result of the withholding, no repayment of the credit will take place in practice.

BELGIAN TAX LAW. For Belgian income tax purposes, the gross amount of all distributions made by Dialog to its shareholders (other than the repayment of paid-in capital pursuant to a valid shareholders' decision to reduce the share capital) is taxed as a dividend. Distributions made by Dialog to its shareholders in the course of a final dissolution and liquidation of the company are also taxed as dividends. A Belgian withholding tax of 10% is in principle due on such liquidation distributions, to the extent that the liquidation bonus is paid or attributed in Belgium through the intervention of a Belgian professional intermediary. In addition, the gross amount paid by Dialog over and above the (revalued) paid-in share capital to redeem Shares owned by a holder is normally taxed as a dividend and is in principle, subject to a 10% withholding tax in Belgium to the extent that the redemption bonus is paid or attributed in Belgium through the intervention of a Belgian professional intermediary.

INDIVIDUAL SHAREHOLDERS

BELGIAN WITHHOLDING TAX. Dividends distributed on shares are, in principle, subject in Belgium to a withholding tax at the rate of 25% (or 10% in case of a liquidation or redemption bonus), when paid or attributed through a paying agent in Belgium. The dividend withholding tax rate on shares which are publicly issued after January 1, 1994 can under certain strict conditions be lowered from 25% to 15%. In the present case, the existing shares offered by the selling shareholders will not normally qualify for the reduced dividend withholding tax. In the absence of a proper tracing mechanism, it is expected that the shares will not, in practice, benefit from the reduced rate.

INCOME TAX FOR BELGIAN RESIDENT INDIVIDUALS. In the hands of an individual Belgian holder who is holding his or her shares as a private investment, rather than as a business asset, the Belgian dividend withholding tax is a final tax–the dividends need not be reported in the individual's annual income tax return. If no withholding tax has been levied (i.e. in case of payment or attribution outside Belgium), the individual must report the dividends in his or her tax return as dividend income. That individual will be taxed at the separate rate of 25% (or 10% in case of a liquidation or redemption bonus), to be increased by a municipal surcharge (varying, in general, from 6% to 9%).

In the hands of an individual Belgian holder whose shares are effectively connected with his or her business, the dividends are taxable at the ordinary rates for business income (i.e. varying from 25% to 55% to be increased by the municipal surcharge. Any Belgian withholding tax (in case of payment or attribution through a Belgian paying agent) is creditable against the final income tax due, provided that the holder has the full ownership of the shares at the time of payment or attribution of the dividends and provided that the dividend distribution does not entail a reduction in value of, or capital loss on, the shares except where the holder can show that he or she had the full ownership of the shares for an uninterrupted period of 12 months prior to the attribution of the dividend.

CORPORATE SHAREHOLDERS

BELGIAN WITHHOLDING TAX. No dividend withholding tax is due if the Belgian holder is a company subject to Belgian corporate income tax.

INCOME TAX FOR BELGIAN RESIDENT COMPANIES. Dividends received by Belgian resident companies are, in principle, subject to corporate income tax at the rate of 33.99% (i.e. the standard rate of 33% applicable as of assessment year 2004 increased by a “crisis contribution”of 3% of the corporate income tax due) or 40.17% for assessment year 2003 (i.e. financial years ending between January 1 and December 30, 2003) and before. However, provided that the dividends benefit from the so-called “dividend–received deduction”, only 5% of the dividends received will be taxable. In order to benefit from the deduction, Dialog must not fall, and the Company believes that it does not fall, within one of the categories of companies of which the dividends are expressly excluded from the “dividend–received deduction”(e.g. companies which are not subject to a company tax or which are subject to a company tax regime which is much more advantageous than the Belgian tax regime) and the beneficiary should hold, at the time of payment of the dividends, an equity participation in Dialog of at least 5% (10% as from assessment year 2004) or with an acquisition value of at least €1.2 million. This minimum holding requirement does not apply to Belgian credit institutions, insurance companies, stock exchange companies and qualifying investment companies. As from assessment year 2004, the “dividend–received deduction”(for shareholders other than qualifying investment companies) is also subject to the condition that the shares have been, or will be, held in full ownership during an uninterrupted period of at least one year and qualify as “financial fixed assets”as defined in Belgian accounting law.

RESIDENT ENTITIES SUBJECT TO THE LEGAL ENTITIES TAX (PENSION FUNDS, ETC.)

BELGIAN WITHHOLDING TAX. Where the Belgian holder is a Belgian resident entity subject to the Legal Entities Tax (e.g. a pension fund) and no Belgian paying agent intervenes, the holder itself must pay the dividend withholding tax at the rate of 25% (or 10% in case of a liquidation or redemption bonus).

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

INDIVIDUAL SHAREHOLDERS. Individual Belgian holders holding the shares as a private investment are not subject to the Belgian capital gains tax on the disposal of the shares. Individual holders may, however, be subject to a 33% tax (to be increased by the municipal surcharge) if the capital gain is deemed to be “speculative”. Individual holders whose holding of shares is effectively connected with a business are taxable at the ordinary progressive income tax rates for business income on any capital gains realized on the disposal of shares unless the individual has held the shares for at least five years, in which case a flat rate of 16.5% will apply (to be increased by the municipal surcharge).

CORPORATE SHAREHOLDERS. Belgian resident companies are not subject to Belgian capital gains tax provided that the dividends received on the shares qualify for the “dividend–received deduction”(except for the minimum participation and holding period requirement) and the condition that the shares must qualify as “financial fixed assets”.

RESIDENT ENTITIES SUBJECT TO THE LEGAL ENTITIES TAX (PENSION FUNDS, ETC.). Belgian entities subject to the Legal Entities Tax are not subject to Belgian capital gains tax on the disposal of the shares.

INDIRECT TAXES

STAMP TAX ON SECURITIES TRANSACTIONS. In principle, a stamp tax is levied upon the subscription of new shares and on each of the purchase and sale in Belgium of shares through a professional intermediary. The rate applicable to subscriptions of new shares is 0.35% but the maximum tax that can be assessed is €250 per transaction. The rate applicable for secondary sales and purchases in Belgium of shares (including any existing shares offered by the selling shareholders) through a professional intermediary is 0.17%, but there is a limit of €250 per transaction and per party.

An exemption is available to professional intermediaries (e.g. credit institutions), insurance companies, pension funds and collective investment vehicles who are acting for their own account. A non-resident shareholder who is acting for his or her own account will also be entitled to an exemption from this stamp tax, provided that he or she delivers to the issuer or the professional intermediary, as the case may be, an affidavit confirming his or her non-resident status in Belgium.

TAX ON PHYSICAL DELIVERY

The physical delivery of bearer securities in Belgium normally triggers a tax at the rate of 0.2% of the value of the securities. A specific exemption applies to the physical delivery of non-Belgian bearer securities to non-residents of Belgium via release of these shares from open deposit on a securities account in Belgium. Furthermore, secondary market sales with physical delivery are exempted from the tax, provided no professional intermediary intervenes in Belgium. It is not expected that physical delivery of the shares will occur.

US FEDERAL INCOME TAXATION

If the obligations contemplated by the deposit agreement are performed in accordance with their terms, US holders of ADSs will be treated as the owners of the shares represented by those ADSs for US federal income tax purposes.

DISTRIBUTIONS

Subject to the “Passive Foreign Investment Company”discussion below, dividends paid with respect to shares or ADSs will be included in the gross income of a US holder as ordinary dividend income from foreign sources to the extent paid from Dialog’s earnings and profits as determined under US federal income tax principles. Distributions in excess of earnings and profits will be treated first as a return of capital to the extent of the US holder’s tax basis in the shares or ADSs and then as a capital gain. Dividends will not be eligible for the dividends-received deduction available to corporations.

Dividends paid in Euro will be includable in a US Dollar amount based on the exchange rate in effect on the day received by the shareholder or the depositary whether or not the payment is converted into Dollars at that time. Gain or loss recognized on a subsequent conversion of Euro for a different amount will be US source ordinary income or loss.

A US holder eligible for benefits under the UK-US Income Tax Treaty will be entitled to receive a tax credit from the UK Inland Revenue, subject to a withholding tax equal to the amount of the tax credit. At current tax rates, a dividend of £90 entitles an eligible US holder to a payment of £10 offset by a UK withholding tax of £10. Because the tax credit payment and the withholding tax offset each other, the UK Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have US tax significance for electing US holders. A US holder that elects to include the tax credit payment in income may claim a foreign tax credit for the UK withholding tax (subject to otherwise applicable limitations on foreign tax credit claims). To make the election, a holder must file a completed US Internal Revenue Service Form 8833 with its US federal income tax return for the relevant year. A new UK-US Income Tax Treaty has been signed by both the US and the UK but has been ratified only by the UK. Under the new treaty, US holders will no longer be entitled to a foreign tax credit in respect of the tax credit payment. The new treaty will apply to dividends paid or credited on or after the first day of the second month following the date on which the new treaty is ratified. A US holder may elect to continue to apply the terms of the current UK-US Income Tax Treaty for an additional 12-month period. You are advised to consult your own tax advisors about the consequences of the new treaty in light of your particular circumstances.

DISPOSITIONS

Subject to the “Passive Foreign Investment Company”discussion below, US holders will recognize capital gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the amount realized on the sale or other disposition and the US holder's basis in the shares or ADSs. Such gain or loss will be long term capital gain or loss if the US holder has held the shares or ADSs for more than one year at the time of the sale or other disposition. Long term capital gain recognized by an individual is subject to taxation at a maximum rate of 20 per cent. Deductions for capital losses are subject to limitations. Any gain or loss will be treated as arising from US sources.

A US holder that receives Euro upon sale or other disposition of the shares will realize an amount equal to the US Dollar value of the Euro on the date of sale (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). A US holder will have a tax basis in the Euro received equal to the US Dollar amount received. Any gain or loss realized by a US holder on a subsequent conversion of Euro into US Dollars will be US source ordinary income or loss.

PASSIVE FOREIGN INVESTMENT COMPANY

Dialog may become a passive foreign investment company (“PFIC”) for US federal income tax purposes. A non-US company is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. Whether Dialog becomes a PFIC will depend, among other things, upon the amount of its passive income and the value of its passive assets, the growth in its business revenues and its market value in the future. Since goodwill represents a substantial part of its non-passive assets, changes in the market value of Dialog’s shares, which have been significant and could continue to be significant, can cause Dialog to become a PFIC.

If Dialog were a PFIC in any year during which a US holder owned the shares or ADSs, the US holder would be subject to additional taxes on any excess distributions received from Dialog and any gain realized from the sale or other disposition of the shares or ADSs, regardless of whether Dialog continued to be a PFIC. A US holder has an excess distribution to the extent that distributions on the shares or ADSs during a taxable year exceed 125% of the average amount received during the three preceding tax years or, if shorter, the US holder’s holding period. A US holder may realize gain on the shares or ADSs not only through a sale or other disposition, but also by pledging the shares or ADSs as security for a loan or entering into certain constructive disposition transactions. To compute the tax on excess distributions or any gain (1) the excess distribution or the gain is allocated ratably over the US holder's holding period, (2) the amount allocated to the current year and any year before Dialog became a PFIC is taxed as ordinary income in the current year, and (3) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If Dialog were a PFIC and then ceased to be a PFIC, a US holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its shares on the last day of the last taxable year in which Dialog were a PFIC. Any gain is recognized and subject to tax under the rules described above. Loss is not recognized. The US holder’s basis in its shares is increased by the amount of gain recognized on the sale.

If Dialog becomes a PFIC in any tax year, a US holder of the shares or ADSs could avoid some of the tax consequences just described by electing to mark the shares or ADSs to market annually. Any gain from marking the shares or ADSs to market or from disposing them will be ordinary income. A US holder will recognize loss from marking the shares or ADSs to market, but only to the extent of its unreversed gains from marking them to market. Loss from marking shares or ADSs to market will be ordinary, but loss on disposing of them will be capital loss except to the extent of unreversed gains.

A US holder of shares or ADSs will not be able to avoid the tax consequences described above by electing to treat Dialog Semiconductor Plc as a qualified electing fund (“QEF”) because Dialog does not intend to prepare the information that US holders would need to make a QEF election.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a matter of policy, we do not engage in derivatives trading, derivatives market-making or other speculative activities. See “Item 5:  Operating and Financial Review and Prospects-Overview-Foreign Currencies”and Note 14 to the consolidated financial statements.

During 2000 to hedge the foreign currency exposure with respect to the $20 million of deposits with Chartered, we purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euro. At December 31, 2002, this derivative financial instrument had a maximum maturity of 12 months. In addition, we had also purchased a foreign currency forward contract to hedge our foreign currency exposure with respect to a $6 million deposit with ESM Limited. Following the write-off of our investments in ESM Limited, we entered into an offsetting foreign currency forward contract with respect to the $6 million ESM Limited deposit, thus closing out the related hedge. See Note 14 to the consolidated financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

NOT APPLICABLE.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

NOT APPLICABLE.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NOT APPLICABLE.

ITEM 15. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Executive Director, CEO and President Roland Pudelko and Vice-President of Finance and Controlling Martin Kloeble, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management has considered the needs of a company of our size and industry, and has recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives. Based upon that evaluation, our management, including Mr. Pudelko and Mr. Kloeble, concluded that our disclosure controls and procedures are effective in accumulating and timely communicating to them material information relating to us required to be included in the our periodic SEC filings.

There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation, and therefore no corrective actions have been taken.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

See the Consolidated Financial Statements and the note thereto.

ITEM 19. EXHIBITS

1.1 Memorandum and Articles of Association of Dialog Semiconductor Plc. (1)

2.1 Form of Deposit Agreement among Dialog Semiconductor Plc, The Bank of New York as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder.(1)

8.1 See “Item 4: Information on the Company-Organizational structure”.

10.1 Supply Agreement with ESM Limited (now European Semiconductor Manufacturing Limited) dated September 28, 2000 and subsequently amended on November 10, 2000.(2)(3)

10.2 Supply Agreement with Chartered Semiconductor Manufacturing Pte., Ltd. dated June 30, 2000.(2)(3)

10.3 Amendment Agreement with Chartered Semiconductor Manufacturing Pte., Ltd. dated December 18, 2001. (4)

99.1 CEO Certification Accompanying Periodic Report Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350).

99.2 CFO Certification Accompanying Periodic Report Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (19 U.S.C. Section 1350).

__________

(1) Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on June 27, 2000 and are incorporated herein by reference.

(2) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for 2000, filed with the US Securities and Exchange Commission on June 4, 2001 and incorporated herein by reference.

(3) On October 25, 2001, the US Securities and Exchange Commission granted our request for confidential treatment of the commercially sensitive material in this contract.

(4) Concurrently with the Company's Annual Report on Form 20-F for 2002, we have filed a request with the US Securities and Exchange Commission for confidential treatment of the commercially sensitive material in this contract.

FINANCIAL INFORMATION

Page

Audited Consolidated Financial Statements:

Independent Auditors’Report F-2

Consolidated Statements of Operations for the years ended
December 31, 2002, 2001 and 2000 F-3

Consolidated Balance Sheets as of December 31, 2002 and 2001 F-4

Consolidated Statements of Cash Flows for the years ended December 31,
2002, 2001and 2000 F-5

Consolidated Statements of Shareholders' Equity and Comprehensive
Income (Loss) for the years ended December 31, 2002, 2001and 2000 F-6

Consolidated Fixed Assets Schedule F-7

Notes to the Consolidated Financial Statements F-9

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS

DIALOG SEMICONDUCTOR PLC:

We have audited the accompanying consolidated balance sheets of Dialog Semiconductor Plc and subsidiaries (the “Company”) as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dialog Semiconductor Plc and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002 and its method of accounting for derivative financial instruments and hedging activities in 2001.

Stuttgart, Germany
February 25, 2003

KPMG Deutsche Treuhand-Gesellschaft A
ktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Helwig	Kiechle
Wirtschaftsprüfer	Wirtschaftsprüfer

Dialog Semiconductor Plc and Subsidiaries

Consolidated Statements of Operations
(In thousands of €, except per share data)
		Year ended December 31,
	Notes	2002	2002	2001	2000
		(Note 1)
Revenues	15	$80,859	€77,104	€100,519	€214,459
Cost of sales	7	(60,199)	(57,403)	(79,637)	(138,866)
Gross margin		20,660	19,701	20,882	75,593
Selling and marketing expenses		(4,351)	(4,149)	(4,054)	(5,672)
General and administrative expenses		(6,761)	(6,447)	(5,569)	(5,972)
Research and development		(36,211)	(34,530)	(31,256)	(22,898)
Amortization of goodwill and intangible assets	2	(2,071)	(1,975)	(3,202)	(2,651)
Operating profit (loss)		(28,734)	(27,400)	(23,199)	38,400
Interest income, net		1,175	1,121	898	1,940
Foreign currency exchange gains and losses, net		(473)	(451)	306	2,627
Recovery (write-down) of investment	3	12,552	11,969	(42,405)	—
Result before income taxes		(15,480)	(14,761)	(64,400)	42,967
Income tax benefit (expense)	4	5,739	5,472	22,721	(16,410)
Net income (loss)		(9,741)	(9,289)	(41,679)	26,557
Earnings (loss) per share	16
Basic earnings (loss) per share		(0,22)	(0.21)	(0.95)	0.62
Diluted earnings (loss) per share		(0,22)	(0.21)	(0.95)	0.60
Weighted average number of shares (in thousands)
Basic		43,888	43,888	43,788	42,669
Diluted		43,888	43,888	43,788	44,300

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Balance Sheets
(In thousands of €)
		At December 31,
	Notes	2002	2002	2001
		(Note 1)
ASSETS
Cash and cash equivalents		$32,515	€31,005	€32,626
Trade accounts receivable, net	6	16,815	16,034	16,489
Inventories	7	15,213	14,507	17,152
Deferred taxes	4	277	264	23
Prepaid expenses	8	8,628	8,227	1,107
Other current assets		3,115	2,971	830
Total current assets		76,563	73,008	68,227
Property, plant and equipment, net	9	29,155	27,801	36,940
Intangible assets	9, 10	7,259	6,922	5,701
Goodwill	2, 9	12,360	11,786	11,403
Deposits	8	20,334	19,390	22,974
Deferred taxes	4	28,124	26,818	24,684
Prepaid expenses	8	1,261	1,202	8,514
TOTAL ASSETS		175,056	166,927	178,443

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		10,508	10,020	8,273
Accrued expenses		3,848	3,669	5,071
Income taxes payable		182	174	1,437
Deferred taxes	4	507	483	1,266
Other current liabilities		2,261	2,156	1,786
Total current liabilities		17,306	16,502	17,833
Deferred taxes	4	2,513	2,397	2,904
TOTAL LIABILITIES		19,819	18,899	20,737
Ordinary shares	11	7,065	6,737	6,737
Additional paid-in capital		177,001	168,781	168,788
Accumulated deficit		(28,028)	(26,726)	(17,437)
Currency translation adjustment		(584)	(557)	(270)
Derivative financial instruments		(166)	(158)	(42)
Employee stock purchase plan shares	12	(51)	(49)	(70)
Total Shareholders’ equity		155,237	148,028	157,706
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		175,056	166,927	178,443

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Statements of Cash Flows
(In thousands of €)
	Year ended December 31,
	2002	2002	2001	2000
	(Note 1)
Cash flows from operating activities:
Net income (loss)	$(9,741)	€(9,289)	€(41,679)	€26,557
Adjustments to reconcile net income (loss) to
net cash provided by (used for) operating activities:
Write-down (recovery) of investment	(12,552)	(11,969)	42,405	—
Provision for excess inventory	2,024	1,930	10,689	—
Depreciation of property, plant and equipment	13,459	12,834	12,801	8,126
Amortization of goodwill and intangible assets	2,071	1,975	3,202	2,651
Change in deferred taxes	(3,789)	(3,613)	(23,491)	2,322
Changes in current assets and liabilities:
Trade accounts receivable	472	450	25,597	(19,626)
Inventories	750	715	8,975	(26,793)
Prepaid expenses	199	190	4,153	(23,862)
Trade accounts payable	1,846	1,760	(18,525)	11,409
Accrued expenses	(1,448)	(1,381)	(2,815)	5,489
Income taxes payable	(1,284)	(1,224)	(7,013)	5,294
Other assets and liabilities	26	26	840	3,304
Net cash provided by (used for) operating activities	(7,967)	(7,596)	15,139	(5,129)
Cash flows from investing activities:
Recovery of investment	12,552	11,969	—	—
Purchases of property, plant and equipment	(4,061)	(3,872)	(3,157)	(39,024)
Purchases of intangible assets	(2,203)	(2,101)	(577)	(4,769)
Investments and deposits made	99	94	(8,894)	(32,019)
Payments for the acquisition of businesses	—	—	—	(4,342)
Net cash provided by (used for) investing activities	6,387	6,090	(12,628)	(80,154)
Cash flows from financing activities:
Proceeds from issuance of ordinary shares	—	—	—	105,627
Sale of employee stock purchase plan shares	61	58	69	33
Other	(46)	(44)	(6)	(58)
Net cash provided by financing activities	15	14	63	105,602
Net cash provided by (used for) operating, investing
and financing activities	(1,565)	(1,492)	2,574	20,319
Effect of foreign exchange rate changes on cash
and cash equivalents	(135)	(129)	173	(1,697)
Net increase (decrease) in cash and cash equivalents	(1,700)	(1,621)	2,747	18,622
Cash and cash equivalents at beginning of period	34,215	32,626	29,879	11,257
Cash and cash equivalents at end of period	32,515	31,005	32,626	29,879

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

(In thousands of €)

	Issued ordinary shares				Accumulated other comprehensive income (loss)
	Shares	Amount	Additional paid-in capital	Retained earnings (accumulated deficit)	Currency translation ad-justment	Derivative financial instru-ments	Employee stock purchase plan shares	Total
Balance at December 31, 1999	42,068,930	6,418	63,475	(2,315)	1,194	—	(161)	68,611
Net income	—	—	—	26,557	—	—	—	26,557
Other comprehensive loss	—	—	—	—	(1,634)	—	—	(1,634)
Total comprehensive income								24,923
New issuance of shares	2,000,000	319	105,308	—	—	—	—	105,627
Sale of employee stock purchase plan shares	—	—	(7)	—	—	—	40	33
Balance at December 31, 2000	44,068,930	6,737	168,776	24,242	(440)	—	(121)	199,194
Net loss	—	—	—	(41,679)	—	—	—	(41,679)
Other comprehensive income (loss)	—	—	—	—	170	(42)	—	128
Total comprehensive loss								(41.551)
Cost of issuance of shares in 2000	—	—	(6)	—	—	—	—	(6)
Sale of employee stock purchase plan shares	—	—	18	—	—	—	51	69
Balance at December 31, 2001	44,068,930	6,737	168,788	(17,437)	(270)	(42)	(70)	157,706
Net loss	—	—	—	(9,289)	—	—	—	(9,289)
Other comprehensive income (loss)	—	—	—	—	(287)	(116)	—	(403)
Total comprehensive loss								(9,692)
Cost of issuance of shares in 2000	—	—	(44)	—	—	—	—	(44)
Sale of employee stock purchase plan shares	—	—	37	—	—	—	21	58
Balance at December 31, 2002	44,068,930	6,737	168,781	(26,726)	(557)	(158)	(49)	148,028

The accompanying notes are an integral part of these Consolidated Financial Statements

Dialog Semiconductor Plc and Subsidiaries
Consolidated Fixed Assets Schedule
(In thousands of €)
	Acquisitions costs
	Balance at					Balance at
	January 1,	Currency		Reclassi-		December 31,
	2002	change	Additions	fications	Disposals	2002
Test equipment	48,685	(13)	1,711	—	(100)	50,283
Leasehold improvements	1,779	(81)	12	—	—	1,710
Office and other equipment	13,398	(383)	2,202	—	(1,169)	14,048
Property, plant and equipment	63,862	(477)	3,925	—	(1,269)	66,041
Software, Licenses and other	10,482	(113)	597	(515)	(1)	10,450
Patents	—	—	3,008	—	—	3,008
Intangible assets	10,482	(113)	3,605	(515)	(1)	13,458
Goodwill	15,221	—	—	515	—	15,736
Investments	3,093	—	—	—	(3,093)	—
Deposits	50,524	(3,491)	—	—	(27,643)	19,390
Investments and loans	53,617	(3,491)	—	—	(30,736)	19,390
Investments in affiliated companies
Name	Registered office	Participation
Dialog Semiconductor GmbH	Kirchheim/Teck – Nabern, Germany	100%
Dialog Semiconductor (UK) Limited	Swindon, UK	100%
Dialog Semiconductor Inc	Clinton, New Jersey, USA	100%
Dialog Semiconductor KK	Tokyo, Japan	100%
Diasemi Dialog Semiconductor AB	Lund, Sweden	100%

The accompanying notes are an integral part of these Consolidated Financial Statements

Dialog Semiconductor Plc and Subsidiaries
Consolidated Fixed Assets Schedule (Continued)
(In thousands of €)
Depreciation / Amortization						Book Value
Balance at					Balance at	Balance at
January 1, 2002	Currency change	Additions	Reclassi- fications	Disposals	December 31, 2002	December 31, 2002 2001
17,916	(13)	9,648	—	(56)	27,495	22,788	30,769
832	(30)	251	—	—	1,053	657	947
8,174	(257)	2,935	—	(1,160)	9,692	4,356	5,224
26,922	(300)	12,834	—	(1,216)	38,240	27,801	36,940
4,781	(87)	1,806	(132)	(1)	6,367	4,083	5,701
—	—	169	—	—	169	2,839	—
4,781	(87)	1,975	(132)	(1)	6,536	6,922	5,701
3,818	—	—	132	—	3,950	11,786	11,403
3,093	—	—	—	(3,093)	—	—	—
27,550	—	—	—	(27,550)	—	19,390	22,974
30,643	—	—	—	(30,643)	—	19,390	22,974

The accompanying notes are an integral part of these Consolidated Financial Statements

Notes To The Consolidated Financial Statements

(In thousands of €, unless otherwise stated)

1. General

(a) Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company, whereby it designs and develops innovative mixed signal and system level integrated circuit solutions, with world-leading chip designs for power management, audio processing and imaging. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

The Company was formed in March 1998 to effect the acquisition of the Dialogue Semiconductors Limited Group from Daimler-Benz AG (now DaimlerChrysler AG). Dialog was majority-owned by the venture capital company, Apax Partners ("Apax"), and its related investors prior to the Company's initial public offering in October 1999.

On May 9, 2000 the Company purchased the remaining 90.8% interest that it did not already own in SVEP Design Center AB (now Diasemi Dialog Semiconductor AB), a Swedish company focused on system design for advanced consumer electronic products in the wireless communication area. The purchase price of the 90.8% interest in SVEP was 36,320,000 Swedish Krona (approximately € 4.4 million).

(b) Vulnerability Due to Certain Significant Concentrations

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

The Company has made significant investments in long-lived assets and in certain suppliers (currently in the form of deposits and advanced payments) to ensure sufficient future wafer deliveries. The industry wide decline in demand for semiconductors has adversely affected the financial condition of several semiconductor manufacturers, including certain wafer suppliers used by the Company. Prolonged adverse market conditions could adversely impact these suppliers’ability to supply the Company and could effect significantly financial statement estimates made by management, including the Company’s ability to fully recover these investments and therefore could impact future operating results. The loss of one of the Company’s principal foundry relationships or assembly services or a delay in foundry or assembly production may result in a material loss of production and revenues.

The Company's revenue base is diversified by geographic region and by individual customer. Changes in foreign currency exchange rates influence the Company’s results of operations. The Company’s sales are primarily denominated in US dollars and Euro whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars. In order to manage these foreign currency exchange risks, the Company attempts to match cash inflows and outflows (sales with supply costs) in the same currency, primarily the US dollar. The Company also has foreign currency exchange risks with respect to its net investments in foreign subsidiaries in Japan, the United Kingdom, Sweden and the United States. Fluctuations in these foreign currencies could significantly impact the Company’s reported results from operations.

The Company's products are generally utilized in the cellular communications and automotive industries. The Company generates a substantial portion of its revenue from the wireless communications market, which experienced difficult conditions in 2002 and 2001. Revenues from wireless communications applications accounted for 71%, 77% and 84% of the Company’s total revenue for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company depends on a relatively few number of customers for a substantial portion of its revenues, and the loss of one or more of these customers may result in a significant decline in future revenue. During 2002, 2001 and 2000, two customers individually accounted for more than 10% of the Company's revenues. Accounts receivable from these two customers totaled € 9,549 and € 10,538 or 60% and 61% of total accounts receivable at December 31, 2002 and 2001, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

(c) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). All amounts herein are shown in thousands of Euro and for the year 2002 are also presented in U.S. Dollars (“$”), the latter being unaudited and presented solely for convenience of the reader at the rate of €1 = 1.0485, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2002. Certain prior year balances have been reclassified to conform with current year presentation.

2. Summary of Significant Accounting Policies

Principles of Consolidation – The consolidated financial statements include Dialog Semiconductor Plc and all of its owned subsidiaries. All intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents – Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less.

Inventories – Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first-in, first-out (FIFO) or weighted average cost methods.

Trade Accounts Receivable –Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts quarterly. Management, considering current information and events regarding the customers’ability to repay their obligations, considers the collectibility of a trade account receivable to be impaired when it is probable that the Company will be unable to collect all amounts due according to the sales terms. When a trade receivable is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows. Any impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Recoveries of trade receivables previously written-off are recorded when received. The Company does not have any off-balance-sheet credit exposure related to its customers.

Other Current Assets – Other current assets principally represent tax refunds receivable and as of December 31, 2002 the fair value of forward foreign currency contracts (see note 14).

Property, Plant and Equipment – Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets as follows:

Test equipment	3 to 5 years
Leasehold improvements	Shorter of useful life or lease term
Office and other equipment	3 to13 years

Leasing – The Company is a lessee of design software and property, plant and equipment which are accounted for as operating leases.

Intangible Assets and Goodwill – On July 1, 2001 the Company adopted Statement No. 141 of Financial Accounting Standards (“SFAS”), Business Combinations, and on January 1, 2002 the Company adopted SFAS 142, Goodwill and Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at transition and at least annually. Goodwill resulting from business acquisitions, represents the excess of purchase price over fair value of net assets acquired.

Intangible assets with a finite useful life primarily consist of licenses, software, customer lists and patents and are recorded at acquisition cost less accumulated depreciation. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 17 years.

Impairment of Long-Lived Assets – Long-lived assets other than goodwill are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future undiscounted net cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of assets exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In accordance with SFAS 142, the Company now evaluates the recoverability of its goodwill at least annually (during the third quarter) or when significant events occur or circumstances arise which indicate that the fair value of the Company may be less than its net shareholders equity.

Foreign Currencies – The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of companies whose functional currency is other than the Euro are included in the consolidation by translating the assets and liabilities into the reporting currency (the Euro) at the exchange rates applicable at the end of the reporting year. Equity accounts are measured at historical rates. The statements of income and cash flows of such non-Euro functional currency operations are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of shareholders' equity. Currency transaction gains or losses arising from transactions of Dialog companies in currencies other than the functional currency are included in financial income, net at each reporting period.

The exchange rates of the more important currencies against the Euro used in preparation of the consolidated financial statements were as follows:

	Exchange rate at		Annual average
	December 31,		exchange rate
Currency	2002	2001	2002	2001	2000
	€ 1 =	€ 1 =	€ 1 =	€ 1 =	€ 1 =
Great Britain	0.65	0.61	0.63	0.62	0.61
Japan	124.19	115.72	118.05	108.76	—
United States	1.04	0.88	0.94	0.90	0.92
Sweden	9.15	9.33	9.16	9.25	8.47

Revenue Recognition – Substantially all of the Company’s revenue is derived from the sale of its products. Product revenue, net of discounts, is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price of the transaction is fixed and determinable, and collectibility is reasonably assured. Service revenue, which is derived from research and development reimbursement projects, is recognized when services have been rendered based upon the acceptance by a customer of project milestones.

Product-Related Expenses – Cost of sales consist of the costs of outsourcing production and assembly, personnel costs and applicable overhead and depreciation of test and other equipment. Provisions for estimated product warranty are recorded in cost of sales at the time the related sale is recognized. Expenditures for advertising and sales promotion and for other sales-related expenses are charged to marketing expenses as incurred. Shipping and handling costs amounting to € 221 (2001: € 241; 2000: € 684) are recorded within selling expenses.

Research and Development – Research and development costs are generally expensed as incurred and amounted to € 34,530 (2001: € 31,256; 2000: € 22,898) Research and development costs incurred in connection with customer service contracts are capitalized and then charged to cost of sales when the related service revenue if recognized. Research and development costs charged to customers and included in cost of sales, amounted to approximately to € 987 (2001: € 2,683; 2000: € 2,286).

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records deferred tax valuation allowances, if any, to reduce the deferred tax assets to amounts which will more likely than not be realized.

Stock-Based Compensation – At December 31, 2002, the company has a stock-based employee compensation plan, which is described more fully in Note 12. The company accounts for the plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year ended December 31,
	2002	2001	2000
Net income (loss), as reported ……………………	(9,289)	(41,679)	26,557
Deduct: Total stock-based employee compensation
expense determined under fair value based
method for all awards, net of related tax effects	(1,166)	(1,123)	(748)
Pro forma net income (loss)	(10,455)	(42,802)	25,809
Earnings (loss) per share:
Basic—as reported	(0.21)	(0.95)	0.62
Basic—pro forma	(0.24)	(0.98)	0.60
Diluted—as reported	(0.21)	(0.95)	0.60
Diluted —pro forma	(0.24)	(0.98)	0.58

Derivative Instruments and Hedging Activities - Beginning January 1, 2001, all derivative instruments are recognized in the consolidated financial statements and measured at fair value, regardless of the purpose for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or, in the case of a cash flow hedge, in shareholders’equity (as a component of other comprehensive income).

Earnings Per Share – Earnings per share has been computed using the weighted average number of outstanding ordinary shares for each year. Because the Company reported a net loss in 2002 and 2001, only basic per share amounts have been presented for those years. Had the Company reported net income in 2002 and 2001, the weighted average number of shares outstanding would have potentially been diluted by 2,634,382 and 2,672,506 stock options, respectively (not assuming the effects of applying the treasury stock method).

Use of estimates –The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements Adopted – The Company adopted SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities –an amendment to SFAS No. 133, on January 1, 2001. Upon adoption of this statement, the Company recorded a net transition gain of € 605 (net of income tax expense of € 340) in accumulated other comprehensive income. During 2001, the Company reclassified € 647 (net of income tax expense of € 364) from accumulated other comprehensive income to net loss relating to the transition adjustment recorded at January 1. 2001.

On July 1, 2001 the Company adopted SFAS 141, Business Combinations, and on January 1, 2002 the Company adopted SFAS 142, Goodwill and Intangible Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at transition and at least annually.

In connection with the adoption of SFAS 142, the Company was required to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. The Company determined that an amount of € 383 (net of accumulated amortization) for assembled workforce, previously included in intangible assets, was required to be reclassified into goodwill in order to comply with SFAS 142. The Company was also required to reassess the useful lives and residual values of all intangible assets and make any necessary amortization period adjustments. The Company determined that amortization period adjustments were not necessary and that none of its intangible assets have indefinite useful lives. Further the Company had to perform a transitional assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. The Company performed these transitional assessments and determined that its ability to recover the carrying value of its recorded goodwill was not impaired as of January 1, 2002.

Subsequent to the transitional assessment, a reduction in the outlook for future customer demand for wireless products and semiconductors was announced by several enterprises within these industries, including the Company’s customers (the Company derives a substantial portion of revenues from a relatively small number of wireless communications manufacturers). Therefore, the Company evaluated goodwill for impairment in the third quarter of 2002 after a comprehensive forecasting process was completed. The fair value of the Company was determined by estimating the present value of future cash flows, which management believes is a more appropriate measure to determine fair value than the Company’s current market capitalization (which is based on the quoted market price of the Company’s ordinary shares). Consequently, the Company concluded that its ability to recover the carrying value of its goodwill is not impaired. If the current negative trends in the industries continue for a prolonged period of time, or if other market conditions change adversely, it is reasonably possible that the Company’s future operating results could be materially and adversely affected by an impairment charge related to the recoverability of the carrying amount of goodwill.

Prior to the adoption of SFAS 142, goodwill and assembled workforce were amortized over their estimated useful life. Amortization expense related to goodwill and assembled workforce was € 1,361 and € 1,166 for the years ended December 31, 2001 and 2000, respectively. Had the provisions of SFAS 141 and 142 applied for all periods presented, and therefore net income (loss) would have excluded amortization of goodwill for the years ended December 31, 2001 and 2000, net income (loss) and earnings (loss) per share would have been increased (decreased) to the pro forma amounts indicated below:

	Year ended December, 31
	2001	2000
Net income (loss)
As reported....	(41,679)	26,557
Pro forma...........	(40,318)	27,723
Basic earnings (loss) per share
As reported....	(0,95)	0,62
Pro forma...........	(0,92)	0,65
Diluted earnings (loss) per share
As reported....	(0,95)	0,60
Pro forma...........	(0,92)	0,63

In December 2001, The AICPA issued Statement of Position (SOP) 01-06, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. This SOP is effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of this SOP did not change the Company’s recognition and measurement practices for trade accounts receivable. However, the provisions of the SOP now requires additional disclosures about the Company’s trade accounts receivable and the related allowance for doubtful accounts, which is included in Note 2 to the consolidated financial statements.

In August 2001, the FASB issued SFAS 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 retains the current requirement to recognize an impairment loss only if the carrying amounts of long-lived assets to be held and used are not recoverable from their expected undiscounted future cash flows. However, goodwill is no longer required to be allocated to these long-lived assets when determining their carrying amounts. SFAS 144 requires that a long-lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off, be considered held and used until it is disposed of. However, SFAS 144 requires the depreciable life of an asset to be abandoned be revised. SFAS 144 requires all long-lived assets to be disposed of by sale be recorded at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. The Company adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 had no impact on the Company’s consolidated financial statements.

In April 2002, the FASB issued SFAS 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS 145 rescinds SFAS 4, Reporting of Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, SFAS 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. SFAS 145 also rescinds SFAS 44, Accounting for Intangible Assets of Motor Carriers. SFAS 145 amends SFAS 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, to clarify meanings, or describe their applicability under changed conditions. The provisions of SFAS 145 related to SFAS 13 are effective for transactions occurring after May 15, 2002, and the adoption of these provisions had no impact on the Company’s consolidated financial statements. The Company will adopt the remaining provisions of SFAS 145 effective January 1, 2003.

In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, which amends SFAS 123, Accounting for Stock-Based Compensation. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and also requires more prominent disclosures in both interim and annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002 and the Company has included the required additional disclosures (see Note 2).

3. Recovery (Write-down) of Investment

In the fourth quarter of 2001, the Company determined that its ability to recover the full amount of its investments in silicon supplier ESM was impaired. Accordingly the Company wrote off the investments in ESM. In March 2002, ESM was acquired by International Rectifier. As a result, the Company was able to recover a portion (€ 12.0 million) of its total investment in ESM.

4. Income Taxes

Income (loss) before income taxes consists of the following:

	Year ended December 31,
	2002	2001	2000
Germany	(9,903)	(69,629)	23,965
Foreign..	(4,858)	5,229	19,002
	(14,761)	(64,400)	42,967

The benefit (provision) for income taxes consists of the following:

	Year ended December 31,
	2002	2001	2000
Current taxes:
Germany..	43	856	(8,444)
Foreign	1,685	(1,618)	(5,644)
Deferred taxes:
Germany..	3,387	23,914	(2,430)
Foreign	357	(431)	108
	5,472	22,721	(16,410)

Although Dialog is a UK company, its principal operations are located in Germany and all of its operating subsidiaries are owned by its German subsidiary. Accordingly, the following information is based on German corporate tax law. Until the end of 2000 German corporate tax law applied a split-rate imputation with regard to the taxation of the income of a corporation and its shareholders. In 2000, in accordance with the tax law, retained corporate income is initially subject to a federal corporate tax of 40%, plus a solidarity surcharge of 5.5% on federal corporate taxes payable. Including the impact of the surcharge, the federal corporate tax rate amounts to 42.2%. Upon distribution of retained earnings to shareholders, the corporate income tax rate on the earnings is adjusted to 30%, plus a solidarity surcharge of 5.5% on the distribution corporate tax, for a total of 31.65%, by means of a refund for taxes previously paid. In 2000, the Company applied the distributed corporate income tax rate of 30% to earnings of its German subsidiary as the Company plans to distribute such earnings to the parent company.

In October 2000, the German government enacted new tax legislation, which, among other things, reduced the Company’s statutory tax rate for its German subsidiary from 40% on retained earnings and 30% on distributed earnings to a uniform 25%, effective January 1, 2001. Including the impact of the solidarity surcharge of 5.5%, the federal corporate tax rate amounts to 26.375 % in 2002 and 2001. The change in German tax law did not have a material effect on the valuation of the Company’s German source deferred tax assets and liabilities.

A reconciliation of income taxes determined using the German corporate tax rate of 26.375% for 2002 and 2001 and 31.65% for 2000 plus the after federal tax benefit rate for trade taxes of 11.225% for 2002 and 2001 and 10.426% for 2000, for a combined statutory rate of 37.6% for 2002 and 2001 and 42.076% for 2000, is as follows:

	Year ended December 31,
	2002	2001	2000
Expected benefit (provision) for income taxes.	5,550	24,214	(18,081)
Credit for dividend distribution	—	—	273
Foreign tax rate differential...	(387)	395	2,200
Amortization of non-deductible Goodwill and intangible assets	(41)	(494)	(439)
Write-down of investment.	—	(1,163)	—
Others	350	(231)	(363)
Actual benefit (provision) for income taxes	5,472	22,721	(16,410)

Deferred income tax assets and liabilities are summarized as follows:

	December 31,
	2002	2001
Property, plant and equipment.	219	157
Net operating loss and tax credit carryforwards...	27,400	25,157
Other	94	24
Valuation allowance	(631)	(631)
Deferred tax assets	27,082	24,707
Property, plant and equipment.	(2,397)	(2,905)
Accounts receivable.	(38)	(93)
Prepaid expenses..	(321)	—
Accounts payable.	(124)	(1,172)
Deferred tax liabilities	(2,880)	(4,170)
Net deferred tax assets (liabilities)	24,202	20,537

At December 31, 2002, the Company has net operating loss carryforwards for federal income tax purposes of € 70,672 which are available to offset future federal taxable income, if any, and have no expiration date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income in specific tax jurisdictions sufficient to utilize its net operating loss carryforwards. The Company has not generated taxable income (it has generated additional net operating loss carryforwards) in 2002 and 2001. In spite of the recent historical level of taxable losses, management believes, based on projections for future taxable income and the fact that the net operating loss carryforwards do not expire, it is more likely than not the Company will realize the benefits of these net deferred tax assets at December 31, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

5. Additional Cash Flow Information

The following represents supplemental information with respect to cash flows:

	Year ended December 31,
	2002	2001	2000
Interest paid, net	9	83	143
Income taxes paid, net...	911	7,622	5,214

At December 31, 2002, the Company had an unused short-term credit line of € 12,782. There are no amounts outstanding under this credit line at December 31, 2002.

6. Trade Accounts Receivable, net

The recorded trade accounts receivable for which an impairment has been recognized and the related allowance for doubtful accounts at December 31, 2002 and 2001 were €616 and 397, and €486 and €439, respectively.

The allowance for doubtful accounts developed as follows:

	Year ended December 31,
	2002	2001	2000
Allowance for doubtful accounts at beginning of year	439	1,036	292
Additions charged to bad debt expense	222	9	744
Write-offs charged against the allowance	(139)	(189)	—
Reductions charged to bad debt expense	(125)	(417)	—
Allowance for doubtful accounts at end of year	397	439	1,036

7. Inventories

Inventories are comprised of the following:

	December 31,
	2002	2001
Raw materials.	5,346	7,358
Work-in-process.	5,131	4,838
Finished goods...	4,030	4,956
	14,507	17,152

Cost of sales includes a provision for excess inventory of € 1,930 and € 10,689 for the years ended December 31, 2002 and 2001, respectively.

8. Deposits and Prepaid Expenses

At December 31, 2002 and 2001, the Company maintained deposits of $20 million with Chartered Semiconductor Manufacturing Pte., Ltd. (“Chartered”). These deposits are due to be refunded to the Company by January 1, 2004, and therefore have been classified as non-current assets at December 31, 2002. Under the terms of these agreements, the deposits will guarantee access several generations of process technologies ranging from current products at 0.60-micron and 0.35-micron and will extend down to, and beyond 0.18-micron technologies. During 2000 to hedge the foreign currency exposure with respect to the $20 million of deposits with Chartered, the Company purchased foreign currency forward contracts to effectively change the US dollar deposits into Euro (see Note 14).

In addition, the Company paid Chartered a total of $10 million in 2000 as an advance payment for future wafer deliveries and $2.5 million to another supplier. Such advance payment is classified in the balance sheet line items "Prepaid expenses." The outstanding balance of the advance payment is refunded in proportion to the Company’s purchases of wafers from these suppliers, and at this time, the Company expects to have the entire advance payment refunded. The amount of advance payment classified in Prepaid expenses on the consolidated balance sheet as current assets represents that the amount of advance payment expected to be refunded in the next twelve months. As amounts are refunded for the purchase of wafers, these amounts are reclassified from “Prepaid Expenses”to “Inventories”and therefore are not reflected in the Company’s operating cash flow activities.

9. Other long-term assets

Information with respect to changes to the company’s property, plant and equipment, net, intangible assets, goodwill, investments and deposits is presented in the consolidated Fixed Asset Schedule included herein.

Depreciation expense amounted to € 12,834, € 12,801and € 8,126 for the years ended December 31, 2002, 2001 and 2000, respectively.

10. Intangible Assets

During the year ended December 31, 2002, the Company acquired the CMOS imaging technology and associated CMOS Active Pixel Sensor (APS) patent portfolio from Sarnoff Corporation, a research and development institute, for a total purchase price of € 3,008. The expected weighted average useful life of these patents is 9 years. A first installment of € 1,504 was paid in cash during the second quarter of 2002. A second installment of € 1,504 is payable in cash or Company shares in the first quarter 2003 when certain CMOS imaging sensors (“imagers”) have been successfully developed by Sarnoff. In addition, Sarnoff may be paid additional contingent consideration which will be determined as a percentage of the revenues received from sales of imagers used for camera applications and as an agreed sum for each imager used for cellular phone applications. Such contingent consideration is limited in absolute terms and has a fixed expiration date as specified in the purchase agreement.

The aggregate amortization expense for the years ended December 31, 2002, 2001 and 2000 was € 1,975, € 1,875 and € 1,519, respectively. Amortization expense of the gross carrying amount of intangible assets at December 31, 2002 is estimated to be € 1,888 in 2003, € 1,212 in 2004, € 686 in 2005, € 484 in 2006 and € 484 in 2007.

11. Shareholders' Equity

At December 31, 2002, Dialog had authorized 104,311,860 ordinary shares with a par value of £ 0.10 per share. Issued and outstanding were 44,068,930 ordinary shares.

On August 18, 1999, Dialog was re-registered as a public limited company under the laws of England and Wales and changed its name to Dialog Semiconductor Plc. Prior to that date, Dialog was incorporated as a private limited liability company, registered in England and Wales.

On September 24, 1999, Dialog approved a five-for-one split of the Company's ordinary shares and effected changes in its capital structure. In connection with the changes in capital structure, the authorized number of ordinary shares of the Company was increased by 9,500,000 shares. The Company also amended its Articles to allow for only one class of ordinary shares and one class of preference shares. All previously outstanding "A" and "B" ordinary shares have been converted into an equal number of the Company's ordinary shares. Each ordinary share entitles the holder to one vote.

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

12. Stock-based Compensation

a) Stock option plan

On August 7, 1998, the Company adopted a stock option plan ("Plan") under which employees and directors may be granted from time-to-time, at the discretion of the Board, stock options to acquire up to 3,840,990 shares of the Company's authorized but unissued ordinary shares. On May 16, 2002 the shareholders of the Company approved a resolution increasing the maximum amount of stock options which may be granted by the company to 15%, after issue, of the Company's issued share capital. At December 31, 2002 15%, after issue, of the Company's issued share capital amounted to 7,776,870. Stock options are granted with an exercise price not less than the estimated fair value at the date of grant. Stock options have terms of ten years and vest over periods of one to five years from the date of grant.

The fair value of all grants in the three-year period ended December 31, 2002 is estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used for stock option grants for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,
	2002	2001	2000
Expected dividend yield..	0%	0%	0%
Expected volatility...	106%	108%	70%
Risk free interest rate...	3.7%	4.6%	4.8%
Expected life (in years)	5	2.9	5
Weighted-average fair value of options granted (in €)	1.83	4.37	20.35

Stock option plan activity for the years ended December 31, 2002, 2001 and 2000 was as follows:

	Year ended December 31,
	2002		2001		2000
(prices in €)	Options	Weigted average exercise price	Options	Weigted average exercise price	Options	Weigted average exercise price
Outstanding at beginning of year	2,672,506	€ 3.78	2,849,778	€ 14.01	1,840,500	€ 0.54
Granted	124,060	€ 2.33	1,193,460	€ 6.86	1,192,520	€ 33.00
Exercised	(79,174)	€ 0.79	(159,006)	€ 0.42	(57,108)	€ 0.50
Forfeited	(83,010)	€ 9.78	(145,106)	€ 20.41	(126,134)	€ 3.54
Cancelled	—	—	(1,066,620)	€ 32.80	—	—
Outstanding at end of year	2,634,382	€ 3.62	2,672,506	€ 3.78	2,849,778	€ 14.01
Options exercisable at year end	1,217,402	€ 3.07	536,594	€ 0.89	331,834	€ 0.38

In June 2001, the Company's board of directors approved a resolution giving employees the right to cancel their options granted in June and October 2000. Employees elected to cancel a total of 250,040 options granted in June 2000 with an exercise price of € 55 and 816,580 options granted in October 2000 with an exercise price of € 26. In December 2001, approximately 1.0 million options were granted at an exercise price equal to fair value (at the date) of € 7 per share.

The following table summaries information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2002	Weighted-Average Exercise Price
€ 0.32 - 1.28	1,363,002	6.1	€ 0.60	757,770	€ 0.62
€ 0.99 - 9.00	1,248,200	9.0	€ 6.44	456,864	€ 6.94
€ 26.00	20,580	7.8	€ 26.00	1,728	€ 26.00
€ 55.00	2,600	7.5	€ 55.00	1,040	€ 55.00
€ 0.32 - 55.00	2,634,382	7.5	€ 3.62	1,217,402	€ 3.07

b) Employee Stock Purchase Plan

On March 26, 1998, in connection with the acquisition of the Company, the Company and its then majority owner, Apax, adopted a Subscription and Shareholders Agreement under which employees and directors were invited at the discretion of the Board, to purchase up to 3,456,890 ordinary shares of the Company from Apax or an established Employee Benefit Trust. The purchase price of the shares was equal to their estimated fair value on the date the employee or director subscribes for those shares. During the first quarter of 1999, the Trust acquired the remaining 668,800 ordinary shares from Apax, which were not sold to employees or directors for purposes of distributing them to employees under the Employee Stock Purchase Plan or for distribution in connection with the exercise of employee stock options. At December 31, 2002, the Trust continued to hold 137,969 shares.

13. Lease Commitments

The Company leases design software, all of its office facilities, office and test equipment, and vehicles under operating leases. Total rentals under operating leases, charged as an expense in the statement of income, amounted to € 7,229, € 8,446 and € 6,220 for the years ended December 31, 2002, 2001 and 2000, respectively.

Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2002 are as follows:

	2003	2004	2005	2006	2007	Thereafter
Operating leases	9,006	9,168	9,701	472	185	705

14. Derivative Financial Instruments and Hedging Activities

a) Use of Financial Instruments

Changes in exchange rates influence the Company’s results of operations because sales are primarily denominated in US dollars and Euro whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars. In order to reduce foreign currency exposure, the Company attempts to match cash inflows and outflows (sales with supply costs) in the same currency, primarily the US dollar. In situations where the Company is not able to effectively match cash inflows and outflows in the same currency, management considers the use of derivative financial instruments. As a matter of policy, the Company does not engage in derivatives trading, derivatives market-making or other speculative activities.

The Company purchased foreign currency forward contracts in 2000 to effectively change $20 million of deposits with its manufacturers into Euro. At December 31, 2002, these derivative financial instruments had a maximum maturity of 12 months.

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

The Company anticipates that € 158 of losses included in accumulated other comprehensive income at December 31, 2002 will be reclassified into earnings during the next year.

c) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and /or duties of another party.

The carrying amounts and fair values of the Group’s financial instruments are as follows:

	December 31,
	2002		2001
	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial instruments (other than derivative instruments)
Cash and cash equivalents	31,005	31,005	32,626	32,626
Deposits	19,390	19,390	22,974	22,974
Derivative instruments (currency contracts)
Current assets	2,231	2,231	—	—
Current liabilities	—	—	1,061	1,061

The fair values of the forward foreign currency contracts were based on reference exchange rates adjusted for the respective interest rate differentials.

15. Segment Reporting

The Company has one operating segment, which is the design and supply of semiconductor chips. The Company is managed by revenue derived by significant product-type.

Revenues by product-type consisted of the following:

	Year ended December 31,
	2002	2001	2000
Revenues
Wireless communication...	54,715	77,751	180,345
Wireline communication...	2,583	2,623	9,501
Automotive	6,074	5,923	7,948
Industrial	13,732	14,222	15,221
Other..	—	—	1,444
	77,104	100,519	214,459

Revenues are allocated to countries based on the location of the shipment destination.

	Year ended December 31,
	2002	2001	2000
Revenues
Germany	31,478	22,912	40,941
France	9,348	5,510	15,003
Sweden..	319	16,169	57,866
United Kingdom	1,397	4,356	21,480
Other European countries..	9,982	12,024	20,723
China.	13,006	20,084	2,562
Malaysia	694	7,773	35,582
Other countries..	10,880	11,691	20,302
	77,104	100,519	214,459

Two customers individually accounted for more than 10% of the Company’s revenue during 2002, 2001 and 2000. Total revenues from these customers were € 46,746, € 67,139 and € 161,054 or 61%, 67% and 75% in 2002, 2001 and 2000, respectively.

Following are the net carrying values of investments in property, plant and equipment by geographic location.

	December 31,
	2002	2001
Property, plant and equipment
Germany..	25,881	34,056
Japan....	243	297
United Kingdom..	683	1,222
USA.....	560	784
Sweden....	434	581
	27,801	36,940

16. Earnings (Loss) Per Share

Earnings (loss) per share is determined as follows (in thousands of Euro, except number of shares and earnings (loss) per share):

	Year ended December 31,
	2002	2001	2000
Net income (loss)..	(9,289)	(41,679)	26,557
Weighted average number of shares outstanding
(in thousands)—basic	43,888	43,788	42,669
Dilutive effect of stock options (1)	—	—	1,631
Weighted average number of shares outstanding (in thousands)—diluted	43,888	43,788	44,300
Earnings (loss) per share—basic	(0.21)	(0.95)	0.62
Earnings (loss) per share—diluted.	(0.21)	(0.95)	0.60

(1) Options issued in 2000 were not included in the computation of diluted earnings per share because the options’underlying exercise price was greater than the average market price for Dialog ordinary shares for the year ended December 31, 2000. Because the Company reported a net loss for the years ended December 31, 2002 and 2001, only basic per share amount has been presented for those periods.

17. Transactions with Related Parties

Adtran Inc. (“Adtran”) holds a substantial ownership interest in our company. We sell components to Adtran in the ordinary course of business. Revenues amounted to €2,582, €2,623, and €9,501 in 2002, 2001 and 2000, respectively. Net receivables due from Adtran were €306 and €24 at December 31, 2002 and 2001, respectively. Timothy Anderson, a member of the Company’s Board of Directors, is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as our legal adviser. Fees to Reynolds Porter Chamberlain for legal services rendered were €268, €159, and €353 in 2002, 2001 and 2000, respectively.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIALOG SEMICONDUCTOR PLC

By: /s/ Roland Pudelko

Roland Pudelko

Executive Director, CEO and President

CERTIFICATIONS

I, Roland Pudelko, certify that:

I have reviewed this annual report on Form 20-F of Dialog Semiconductor Plc;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

Designed such disclosure controls and procedures to ensure that material information relation to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 27, 2003

/s/ Roland Pudelko
Roland Pudelko, Chief Executive Officer

CERTIFICATIONS

I, Martin Kloeble, certify that:

I have reviewed this annual report on Form 20-F of Dialog Semiconductor Plc;

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

Designed such disclosure controls and procedures to ensure that material information relation to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 27, 2003

/s/ Martin Kloeble
Martin Kloeble, Vice-President of Finance and Controlling