Form 20-F
period 2003-12-31
DIALOG SEMICONDUCTOR PLC
filed 2004-03-12
CIK 1116581

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 12, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
_______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2003

COMMISSION FILE NUMBER 5-59311

_______________

DIALOG SEMICONDUCTOR PLC
(Exact name of Registrant as specified in its charter)

NOT APPLICABLE	ENGLAND AND WALES
(Translation of Registrant's Name Into English)	(Jurisdiction of Incorporation of Organization)

_______________

Neue Strasse 95
D-73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

_______________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

TITLE OF EACH CLASS	NAME OF EACH EXCHANGE OF WHICH REGISTERED
ORDINARY SHARES OF £0.10 PER SHARE REPRESENTED BY AMERICAN DEPOSITARY SHARES ORDINARY SHARES	NASDAQ NATIONAL MARKET FRANKFURT STOCK EXCHANGE

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

Item 17 [  ] Item 18 [X]

Part I
Item 1. Identity of Directors, Senior Management and Advisers
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
Item 4. Information on the Company
Item 5. Operating and Financial Review and Prospects
Item 6. Directors, Senior Management and Employees
Item 7. Major Shareholders and Related Party Transactions
Item 8. Financial Information
Item 9. The Offer and Listing
Item 10. Additional Information
Item 11. Quantitative and Qualitative Disclosure about Market Risk
Item 12. Description of Securities other than Equity Securities
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and use of Proceeds
Item 15. Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Part III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits

FORWARD-LOOKING STATEMENTS

The annual report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of general economic conditions and conditions in the semiconductor and telecommunications markets, exchange-rate and interest-rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

NOT APPLICABLE.

Item 2. Offer Statistics and Expected Timetable

NOT APPLICABLE.

Item 3. Key Information

A. Selected Financial Data

We derived the following selected historical financial data from our consolidated financial statements. You should read the following selected financial data in conjunction with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects”. We derived the selected historical consolidated financial information of Dialog Semiconductor Plc as of December 31, 2003, 2002, 2001, 2000 and 1999 and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 from our audited consolidated financial statements, which have been audited by KPMG Deutsche Treuhand Gesellschaft Aktiengesellschaft (“KPMG”). The audited consolidated financial statements for the years ended December 31, 2003, 2002, and 2001 are included elsewhere in this annual report.

Our audited consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

The following tables should be read in conjunction with our audited consolidated financial statements, the notes thereto and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year ended December 31,
(in thousands of euro, except share amounts)	2003	2002	2001	2000	1999
STATEMENT OF INCOME (LOSS) DATA:
Revenues	92,893	77,104	100,519	214,459	87,246
Cost of sales (1)	(62,374)	(57,409)	(80,574)	(138,879)	(56,749)
Gross margin	30,519	19,695	19,945	75,580	30,497
Selling and marketing expenses	(4,197)	(4,149)	(4,054)	(5,672)	(3,888)
General and administrative expenses	(5,044)	(6,447)	(5,569)	(5,972)	(2,698)
Research and development	(30,590)	(34,530)	(31,256)	(22,898)	(11,108)
Amortization of goodwill and intangible assets	(2,073)	(1,975)	(3,202)	(2,651)	(1,237)
Restructuring and related impairment charges	(1,839)	––	––	––	––
Operating profit (loss)	(13,224)	(27,406)	(24,136)	38,387	11,566
Interest income, net	757	1,121	898	1,940	13
Foreign currency exchange gains and losses, net	(454)	(1,918)	1,713	2,789	(329)
Recovery (write-down) of investment	315	11,969	(42,405)	––	––
Result before income taxes	(12,606)	(16,234)	(63,930)	43,116	11,250
Income tax benefit (expense)	(7,814)	6,026	22,544	(16,466)	(4,570)
Net income (loss)	(20,420)	(10,208)	(41,386)	26,650	6,680

Basic earnings (loss) per share	(0.46)	(0.23)	(0.94)	0.62	0.16
Diluted earnings (loss) per share	(0.46)	(0.23)	(0.94)	0.60	0.15

BALANCE SHEET DATA:
Cash and cash equivalents	8,109	31,005	32,626	29,879	11,257
Working capital (2)	71,857	56,082	50,438	70,605	26,683
Total assets	140,471	166,073	179,062	247,572	90,864
Financial liabilities	––	––	––	––	56
Shareholders' equity	126,843	147,495	158,092	199,287	68,611

OTHER DATA:
Weighted average number of shares outstanding (in thousands):
Basic	43,951	43,888	43,788	42,669	35,980
Diluted	43,951	43,888	43,788	44,300	37,790

_______________

(1) Includes provision for excess inventory of €1,930 and €10,689 for the years ended December 31, 2002 and 2001, respectively.

(2) Current assets less current liabilities.

EXCHANGE RATE INFORMATION

The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US Dollars per £1.00.

Period	Period End	Average(1)	High	Low
YEAR
1999	1.62	1.62	1.68	1.55
2000	1.50	1.52	1.65	1.40
2001	1.45	1.44	1.51	1.37
2002	1.61	1.50	1.61	1.41
2003	1.78	1.64	1.78	1.55
MONTH
August 2003	1.58	1.59	1.62	1.57
September 2003	1.66	1.62	1.66	1.57
October 2003	1.70	1.68	1.70	1.66
November 2003	1.72	1.69	1.72	1.67
December 2003	1.78	1.75	1.78	1.72
January 2004	1.82	1.83	1.85	1.79
February 2004	1.86	1.87	1.90	1.82

__________

(1) The average of the noon buying rates on the last day of each period in question.

On February 27, the noon buying rate was $1.86 per £1.00.

The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City in Euro as certified for customs purposes by the Federal Reserve Bank of New York expressed in US Dollars per €1.00.

Period	Period End	Average(1)	High	Low
YEAR
1999	1.01	1.07	1.18	1.00
2000	0.94	0.92	1.03	0.83
2001	0.89	0.90	0.93	0.85
2002	1.05	0.95	1.05	0.86
2003	1.26	1.13	1.26	1.04
MONTH
August 2003	1.10	1.12	1.14	1.09
September 2003	1.17	1.12	1.15	1.09
October 2003	1.16	1.17	1.18	1.16
November 2003	1.20	1.17	1.20	1.14
December 2003	1.26	1.23	1.26	1.20
January 2004	1.25	1.26	1.29	1.24
February 2004	1.24	1.26	1.28	1.24

__________

(1) The average of the noon buying rates on the last day of each period in question.

On February 27, the noon buying rate was $1.24 per €1.00.

B. Capitalization and Indebtedness

NOT APPLICABLE

C. Reasons for the Offer and Use of Proceeds

NOT APPLICABLE

D. Risk Factors

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

We have not been profitable for the last three fiscal years, and there is no guarantee that we will return to profitability

While we reported an operating profit and net income for the 1999 and 2000 fiscal years, we incurred net losses of €20,420,000, €10,208,000 and €41,386,000 for fiscal years 2003, 2002 and 2001, respectively. We cannot assure you that our net losses will not continue or increase in the future or that we will return to being profitable. Please see “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects” for information regarding our financial condition.

Our revenues, profitability and growth could decline if the growth of the wireless communications market slows

We derive a substantial portion of our revenue from the wireless communications market, which experienced difficult conditions in 2001, 2002 and the first half of 2003. Our revenues from wireless communications applications accounted for 75% of our total revenues for the year ended December 31, 2003, compared to 71% in the previous year. Our revenues increased 20% from €77.1 million for the year ended December 31, 2002 to €92.9 million for the year ended December 31, 2003, primarily due to new products introduced to volume production in the second half of 2002 with more functionality and accordingly, higher selling prices. Worldwide sales of cellular handsets increased in the second half of 2003 (particularly in Asia), but we can give no assurance that this trend will continue. In future periods, conditions in the wireless communications market may fluctuate, which could result in either growth or decline. Conditions in the wireless communications market may be influenced by numerous factors, including:

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

We may become a passive foreign investment company

We may become a passive foreign investment company. Whether we become a passive foreign investment company will depend, among other things, upon the amount of our passive income and the value of our passive assets, the growth in our business revenues and our market value in the future. Since goodwill represents a substantial part of our non-passive assets, changes in the market value of our shares, which have been significant and could continue to be significant, can cause us to become a passive foreign investment company. If we become a passive foreign investment company, US holders would be subject to additional US taxes under special US federal income tax rules. See “Item 10. Additional Information–US Federal Income Taxation–Passive Foreign Investment Company”.

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

Many of our direct and indirect competitors are major international semiconductor companies with substantially greater technical, financial and marketing resources and name recognition. In addition, in the future we may face increased competition from smaller, niche semiconductor design companies. Further, some of our customers could decide to satisfy their applications specific integrated circuit (“ASIC”) and application specific standard product (“ASSP”) demands through in-house design and production. We compete with these competitors primarily on the basis of the following attributes:

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

We currently depend on a few customers for a substantial portion of our revenues, and the loss of one or more of these customers may result in a material decline in our revenues

We derive a substantial portion of our revenues from a relatively small number of wireless communications manufacturers that require high performance, low cost semiconductor products. Sales to one customer individually accounted for 65% of total revenues in 2003. Sales to two customers individually accounted for 61% and 67% of total revenues in 2002 and 2001, respectively. Our revenues declined for the years ended December 31, 2002 and 2001, primarily as a result of significantly reduced revenue from one major customer. Although revenues increased in 2003, the further loss of revenue from one or more major customers would result in a material decrease in our revenues in future periods. In addition, because we depend on a relatively small, focused customer base, we are exposed to downward pricing pressures from those customers.

Perceived health risks relating to cellular handsets could lead to decreased demand for ASICs

Some members of the medical community have expressed concern that the electromagnetic signals from cellular handsets may cause brain tumors, memory loss or DNA and genetic damage. The perceived or actual health risks and related publicity or litigation could reduce the demand for cellular handsets and ASICs and, thus, reduce our sales and revenues.

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

If we are unable to protect our intellectual property and know-how from being copied or used by others, our competitors may gain access to its content and technology

We attempt to protect our trade secrets and other proprietary information through confidentiality agreements with customers, suppliers, employees and consultants and through other security measures. We also rely on copyright, trade secret and patent laws to protect our intellectual property and know-how.

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

We conduct our business primarily in Euro, which is financial statement reporting currency, and US Dollars. We may be unable to match US dollar inflows and outflows adequately, which increases our exposure to changing exchange rates. Please see “Foreign Currencies” under “Item 5. Operating and Financial Review and Prospects” for further information on the impact of exchange rates.

US-resident shareholders may find it more difficult to protect their interests than they would as shareholders of a US-based corporation

Dialog Semiconductor Plc is incorporated under the laws of England and Wales. The rights of our shareholders and the responsibilities of the members of the board of directors of a corporation under English law are different from those under US law. Furthermore, a majority of the members of our board of directors and the majority of our assets are located outside the United States. Therefore, US-resident shareholders may find it more difficult to protect their interests and enforce a judgment of a US court as compared to shareholders of a US-based corporation. In addition, it may be difficult to bring an action seeking a remedy under US securities laws in a non-US court.

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

Item 4. Information on the Company

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Dialog Semiconductor Plc (“Dialog” or the “Company”) is a public limited company constituted under the laws of England and Wales. Our business originated from the European activities of International Microelectric Products, Inc., a US company active in the semiconductor industry. On May 20, 1985, International Microelectric Products, Inc. incorporated IMP (Europe) Limited as a private limited company registered in England and Wales. At the end of 1989 and the beginning of 1990, Daimler-Benz AG, now DaimlerChrysler AG, acquired IMP (Europe) Limited, which became part of a Daimler-Benz AG subsidiary, Temic Telefunken microelectronic GmbH, now Conti Temic microelectronic GmbH (“Conti Temic”). In March 1998, three of our major shareholders, Apax Partners & Co. Ventures Ltd. and Apax Partners & Co, Germany II L.P. (together “Apax Partners”), Adtran, Inc. (“Adtran”) and Ericsson provided funding to finance our buyout of the business from Daimler-Benz AG (now DaimlerChrysler AG). These shareholders contributed approximately €28.0 million in cash in exchange for ordinary shares in the amount of €5.3 million, additional paid-in capital in the amount of €5.3 million and cumulative redeemable preference shares in the amount of €17.5 million. We then acquired our predecessor business for €28.0 million. In connection with this acquisition, Apax Partners transferred some of its shares to members of management and the board of directors of our company and transferred additional shares then owned by it into the Dialog Seminonductor Plc Employee Benefit Trust (the “Trust”) (a Jersey trust established to purchase our shares from and sell our shares to our employees and directors).

Our head office is located near Stuttgart, Germany and we have additional offices in Swindon, UK; Clinton, New Jersey, USA; San Diego, California, USA; Graz, Austria; Tokyo, Japan; and Heidelberg and Munich, Germany. Our principal executive office is located at Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany, Tel: 0049 7021 805-0. Our agent for US federal securities law purposes is Dialog Semiconductor, Inc., Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

B. BUSINESS OVERVIEW

Dialog is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. A “fabless” company is one that outsources the production of silicon wafers. Our expertise in mixed signal design, with products manufactured entirely in Complimentary Metal Oxide Semiconductor (“CMOS”) technology, enhances the performance and features of wireless, hand-held and portable electronic products. Our technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to us for approval and testing before delivery to the customers. Our strong track record in delivering qualified and tested products directly to the world’s leading wireless handset manufacturers is a result of shipping over 400 million successful audio-CODEC (a coding/decoding device) and power management chips for cellular phones. The technology that optimizes power usage, processes audio signals, and converts analog or digital data in wireless handsets is also providing competitive solutions in automotive and industrial applications. With this experience of delivering mixed signal circuits in CMOS semiconductor technology, Dialog is enabling advanced applications and features in consumer electronics products and other systems. In 2002 and 2003, we extended the reach of our technology by introducing components and systems for embedding advanced digital camera and video capability in portable electronic products. In 2003, we developed a family of devices which drive color displays in wireless handsets. The color STN (super-twisted nematic) liquid crystal display (LCD) drivers provide resolution of up to 65,000 colors.

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

Mixed signal ASICs in the wireless communications market

The following key trends dominated the markets in 2003:

  market recovery in cellular handset shipments during the second half of 2003 growth in semiconductor sales worldwide in the second half of 2003 growth in Asia, of both cellular handset manufacturers and handset sales convergence of mobile phone, personal organizer and digital camera technologies in the ‘smart’ phone and personal digital assistant (PDA)

  growth in automotive electronics

The second half of 2003 saw a turnaround in cellular handset sales, with the total number expected to reach over 500 million for the whole year (Dataquest; January 2004). A significant part of this growth was lead by Asia, and in particular, China, Korea and Japan. We witnessed a corresponding increase in interest from manufacturers in Asia, both for power management and audio chips as well as image sensor and display driver technology. This interest was in the form of enquiries for our products, particularly driven by the need to add high performance digital camera capability, improved and multiple displays, plus much more efficient management of power consumption to account for the more power-hungry, sophisticated multimedia features of the phone.

OUR SOLUTION

We develop and supply mixed signal components and system level solutions for wireless communications, automotive and industrial applications. Our technology expertise addresses power management, audio-CODECs and imaging. We have developed a considerable reputation among our customers in creating innovative, customer-specific solutions in 100% CMOS technology–fully tested and delivered quickly to achieve competitive time-to-market objectives.

The customer preference for smaller and more sophisticated hand-held and portable devices with advanced capabilities such as wireless communications, digital camera, video and audio all in the same device places huge demands on the battery. Our highly integrated, single chip power management and audio devices ensure the components within a mobile phone handset or PDA make optimum use of the battery to prolong usage time, and also to provide high performance audio playback.

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

Alternatives to ASICs and CMOS technology

We focus our business on the design of ASICs rather than general purpose, mass-produced integrated circuits on standard chipsets. Our larger cellular phone manufacturing customers rely primarily on ASIC-based semiconductor designs to maintain their customized strategic position in the cellular phone industry, giving them more control over the design of their products than they would have if they used mass produced standard chips. Other customers tend to rely more heavily on standard baseband chipsets. We supply these customers with standard designed chips, although this is not a significant part of our business.

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

Commitment to selected customers

We have built a core of strong and growing relationships with selected high profile, high volume customers. We are a flexible partner for these customers, who increasingly demand that we, as a preferred supplier, serve as an integral part of their overall supply chain. We work with our customers to rapidly develop the appropriate technical response to changing market trends, and these collaborative relationships have become increasingly important to us.

OUR STRATEGY

We believe that increased demand for new applications and technical improvements in the wireless communications market will require handset manufacturers to rely more on the type of ASICs that we supply to achieve the cost and performance demands of the market.

Our objective is to be the leading global supplier of mixed signal components and system level solutions to the wireless communications, automotive and industrial markets. To meet these objectives, we have developed a focused strategy.

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

Market standard product solutions

Aside from our primary focus on ASICs, we believe that we can adapt some of our solutions to more than one customer and offer ASSPs. By engaging in basic corporate identity and brand development activities in the engineering and design community worldwide, in 2002 and 2003 we laid the foundations for marketing ASSPs to a broader customer base than we have previously had.

Expand engineering expertise

We recognize that one of our key strengths lies in the engineering expertise of our employees in design, product development and testing. Due to the increasing complexity of mixed signal design and production, it is essential to our ongoing success that we attract, develop and retain key engineering personnel. We intend to continue to meet this challenge by offering our technical staff a variety of ongoing educational and career opportunities, combined with performance incentives and by actively recruiting additional highly skilled individuals. See “–Sales and Marketing” below. In 2003, we introduced a patented technique called Smart Mirror™, which allows product designers to minimize current consumption and simplify their designs by eliminating ‘power-down’ modes. This was first introduced in our DA9010 integrated GSM/GPRS audio and power controller. Developed in collaboration with Intel Corporation, the DA9010 provides all the necessary power management and high performance audio functions for the phone handset chip design, offering a level of integration not previously available in this class of device. We expect to sell DA9010 devices in the second half of 2004.

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

Selectively expand global capabilities

We have successfully developed a strong, focused customer base in Europe and Asia. In order to support and service our growing customers, we will consider expansion through organic growth and selected acquisitions. To this end, we have established design centers in Graz, Austria and Tokyo, Japan. This means we can support our customers close to where they need us. Such direct local support is highly valued by our customers and complements their development activities. In addition to global presence, effective development work in small teams is one of the most important benefits of our business model. The individual design centers frequently exchange know-how enabling them to focus on innovative design work and, using uniform design software and IT infrastructure, drive product developments forward at multiple locations simultaneously. See “Item 5. Operating and Financial Review and Prospects–Liquidity and Capital Resources”.

OUR PRINCIPAL PRODUCTS

We focus on the production and supply of mixed signal ASICs and ASSPs for the cellular communications market and, to a lesser but increasing extent, for the automotive electronics market. We also supply ASICs for other consumer and industrial applications in the lighting systems and data communications markets. Revenues from our wireless communications applications accounted for 75% of our total revenues for the year ended December 31, 2003, 71% of our total revenues for the year ended December 31, 2002 and 77% of our total revenues for the year ended December 31, 2001. Revenues from our industrial applications sector were 14% of total revenues for the year ended December 31, 2003, 18% of our total revenues for the year ended December 31, 2002 and 14% of our total revenues for the year ended December 31, 2001. Revenues from our automotive applications sector were 9% of total revenues for the year ended December 31, 2003, 8% of our total revenues for the year ended December 31, 2002 and 6% of our total revenues for the year ended December 31, 2001. Other revenues were 2% of total revenues for the year ended December 31, 2003, 3% of our total revenues for the year ended December 31, 2002 and 3% of our total revenues for the year ended December 31, 2001.

Our products are categorized as follows: power management and audio ICs, camera modules, liquid crystal display drivers and ASICs.

For the year ended December 31, 2003, approximately 65% of our revenues originated from Europe (of which approximately 25% originated outside Germany), 27% originated from Asia and 8% originated from North America. For the year ended December 31, 2002, approximately 68% of our revenues originated from Europe (of which approximately 40% originated outside Germany), 24% originated from Asia and 7% originated from North America. For the year ended December 31, 2001, approximately 61% of our revenues originated from Europe (of which approximately 62% originated outside Germany), 28% originated from Asia and 6% originated from North America.

Power management and audio ICs

The power management subsystem within the phone controls the power supply to all of the functions in the phone ensuring power is used most efficiently and that all the functions have the optimum operating environment.

Our power management functions include Smart Mirror™ LDO (low dropout voltage) regulators high efficiency buck and boost converters, programmable multiple chemistry battery chargers for all common battery technologies and NiMH, L ion and polymer. Our patented Smart Mirror™ technique, which we introduced in 2003, allows product designers to minimize current consumption and simplify their designs by eliminating ‘power-down’ modes. This was first introduced in our DA9010 integrated GSM/GPRS audio and power controller. Developed in collaboration with Intel Corporation, the DA9010 provides all the necessary power management and high performance audio functions for the phone handset chip design, offering a level of integration not previously available in this class of device.

The audio part of our ICs is an important part of systems such as mobile phones, since it determines voice quality. Based on an audio CODEC (coding /decoding device), it provides the interface between analog signals (such as the human voice) and the digital data processing circuits inside the system. Our advanced audio CODEC functions have up to 24-bit capability for digital audio player algorithms like MP3 and beyond, and are based on Dialog’s own digital signal processing (DSP) designs optimized for minimum power consumption and silicon area. A range of high performance analog interfaces for microphones, loudspeakers and line drivers supports these audio codecs.

In addition to standard products, our power management and audio functions are also available to customers as application specific ICs (ASICs) as we have been able to continue these two functions on a single circuit. The power management functions are also used in ASICs for automotive electronics and industrial lighting systems.

Camera modules

The use of camera phones and PDAs with cameras is already widespread and market analysts predict further growth in this area. Cameras are also becoming part of automotive guidance and collision avoidance systems. We have developed a range of CMOS image sensors and standalone modules for image sensing and processing, allowing manufacturers to embed high performance, high-resolution camera functionality into next generation consumer products and automotive systems.

The unique XDR® (extended dynamic range, one of our registered trademarks) technology in our image sensors ensures clear images are captured under widely contrasting ambient light, offering the best class of performance in low light conditions. Key features of our image sensor technology include:

  Superior video in outdoor uncontrolled lighting

  Antiblooming

  High confidence image capture

  Fast response

  Very low power and low voltage requirements

  High resolution still and streaming video modes

Our advanced embedded camera-on-a-chip products range from stand-alone CMOS image sensors to the complete module consisting of sensor, image DSP, lens, housing and connector. The high sensitivity and processing capability down to each pixel make our image sensor technology the ideal choice for automotive systems, for which near real-time response is required.

Liquid Crystal Display Drivers

In 2003, we developed a family of devices which drives color displays in wireless handsets, aimed primarily at the growing number of color display manufacturers in Asia. The color STN LCD drivers provide resolution of up to 65,000 colors, addressing the growing trend for mobile phone users to demand increased visual presentation of information, higher resolution screen displays, and the ability to see fast moving images on their displays, such as in video and gaming.

Our display drivers address a demand for higher performance, full color, high speed moving images using MLA (multi-line addressing) LCD technology, thereby ensuring faster response time compared to conventional passive matrix displays. MLA LCDs support moving images at high speeds while maintaining very low power consumption.

Application specific ICs

Our background in developing ASIC (application specific integrated circuit) solutions for wireless, automotive and industrial products allows us to rapidly develop leading-edge application specific solutions for our customers based on proven in-house technology and the latest CAD (computer-aided design) tools.

Our ASIC solutions are manufactured by leading foundry partners, to ensure that our customers can access the latest CMOS processes and foundry capacity. This allows our customers to meet both costs and time-to-market objectives for their products.

In cellular phones, we have developed over 50 different power management designs for the world’s leading cellphone manufacturers. As handset technology evolved, we developed increasingly integrated ASICs with many power management functions on the chip –such as high performance LDOs, high efficiency DC-DC converters, complete battery charging circuits, programmable LED (light emitting diode) drivers and USB (universal serial bus), a global standard allowing interconnection of computers and peripheral electronics devices. Our expertise in low power mixed signal circuit enables us to design a range of highly integrated chip and system-level solutions for mobile and cellular handsets, addressing requirements across 2.5G, 3G, GPRS and CDMA (Code Division Multiple Access) wireless systems.

In automotive electronics, a number of different ASICs developed by us control safety, engine management, and comfort electronics for the top automobile manufacturers. Our ASICs exploit our competence in power management systems and mixed signal design, together with our knowledge of integrating high performance analog circuits, and high-density digital logic and high voltage circuits on a single chip, in a standard CMOS process. Our main focus in this sector is in the growing market for chips related to both automotive comfort electronics and sensors in airbag systems.

In industrial systems, we’ve developed single chip solutions that integrate high voltage low power circuits for electronic ballasts used to control fluorescent lamps, in dimming, motor control, sensor and power management ASICS. The technology used in the electronic ballast ASIC forms the basis of highly integrated control chips for smart power electronics systems in other applications such as computer and mobile communications systems. Our solution is ideal for instances where the chip must be highly integrated yet have the ability to control high voltages intelligently using digital circuits on the same chip. We currently have an exclusive supply agreement with Tridonic, a large manufacturer of lighting systems. While we intend to maintain our existing product base in the lighting control sectors, we have no current plans for expansion.

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

OUR PRODUCT CYCLE

We design, develop and supply mixed signal ASICs and ASSPs. We outsource the actual manufacture of wafers and assembly to selected foundries and assemblers. Once the manufacture and assembly have been completed, all of our products are tested, the large majority in-house, before final delivery to our customers. A description of our process from design to delivery can be summarized as follows:

  design and development;

  manufacture of wafers;

  assembly;

  testing; and

  delivery.

Due to the fact that we use a fabless model, 80 to 90% of the value chain is subcontracted. Prices of raw materials have fallen over the past two years, but are expected to increase in the near future; and on average the price of raw materials related to silicon wafers and assembly vary by approximately 10% per year. However, the price of silicon wafers of already quoted products is not expected to increase. In general, wafer pricing is fairly dependent on overall capacity utilization in the foundry industry.

Design and development

Our engineering group consists of 160 professionals (as of December 31,2003) with mixed signal ASIC experience. We use design tools from Cadence Design Systems, Inc. to increase design automation and top level simulation to identify system design incompatibilities at an early stage. Furthermore, we base our production around a standard CMOS semiconductor technology process in order to focus the design efforts more effectively. See “Manufacture of wafers” below. Aside from our primary focus on ASICs, we believe that we can adapt some of our solutions to more than one customer and offer ASSPs. By engaging in basic corporate identity and brand development activities in the engineering and design community worldwide, in 2002 and 2003 we laid the foundations for marketing ASSPs to a broader customer base than we have previously had.

We believe we offer our clients a significant advantage through our ability to rapidly develop mixed signal ASIC and ASSP designs. This ability has been fostered through many years of design experience and a highly skilled engineering staff. We keep track of evolving design elements through our design library database. We achieve rapid design cycles through our strategy of modifying and reusing previously designed building blocks. We use the CR16B, a 16 bit microprocessor core which we acquired under a license of indefinite duration in 2000. This core, which utilizes the CompactRISC™ architecture developed by National Semiconductor for embedded applications that are integrated with other functions on a single integrated circuit, provides a high performance, general purpose, flexible and power efficient platform that can be used in a wide variety of designs. This technology enables us to develop system-on-chip (“SOC”) designs combining analog, digital and microcontroller functions. We have successfully integrated circuits combining complex digital functions including eFlash, which can simultaneously handle 40V in a 0.35-µ technology.

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

We have adopted a strategy of outsourcing our wafer production to selected foundries with a demonstrated ability to provide high quality products on tight deadlines. The principal foundries we currently use are Chartered Semiconductor Manufacturing Pte., Ltd. in Singapore (“Chartered”), X-FAB UK Ltd. (“X-FAB”) and Taiwan Semiconductors Manufacturing Co., Ltd. (“TSMC”). We have a long term supply contract with Chartered. In 2003, we outsourced our wafer production as follows: approximately 69% with Chartered, 14% with International Rectifier, 10% with Taiwan Semiconductors Manufacturing Co., Ltd., 6% with X-FAB and 1% with other.

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

We may, from time to time, reserve capacity in a foundry. We have entered into supply agreements with Chartered and X-FAB. Under the terms of the Chartered agreement, we maintained deposits totalling $20 million with Chartered which guaranteed access to certain quantities of sub-micron wafers through fiscal 2003. These deposits were refunded to the Company in October 2003. For more information on our agreement with Chartered, see “Item 5. Operating and Financial Review and Prospects–Critical Accounting Policies and Related Uncertainties–Realizability of Investments in Wafer Supplies” and Note 11 to the consolidated financial statements. We have made an advance payment of $2.5 million to guarantee access to foundry capacity with X-FAB through December 31, 2004.

Assembly

We also outsource final assembly. During the assembly process, a wafer is sawed, the individual chips are mounted on lead-frames and substrates and then connected via bond wires. There is a large group of subcontractors who service this market. We have qualified the following seven assemblers: Orient Semiconductor Electronics, Ltd (Taiwan), Carsem Semiconductor Sdn. Bhd. (Malaysia), Circuit Electronic Industries Public Co., Ltd. (Thailand), AIT Pte Limited (Indonesia), ASE Inc. (Taiwan and Korea), King Yuan Electronics Co. Limited and Atlantic Technology (UK) Limited (United Kingdom). Completely assembled ASICs are returned to us for final testing before delivery to the customer. We view our quality assurance role as critical in order to ensure the success of a business model that incorporates strategic outsourcing.

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

Once a testing program has been developed and the chips have been delivered from the assembly, individual batches of chips are tested in our machines. Twenty-six of our testing machines are made by Credence Systems Corporation two are made by Teradyne, Inc, and we use a display test system made by Advantest America Corporation. The machines are regularly calibrated to ensure the accuracy of the test parameters.

All our chips are tested in-house. Any chip that does not satisfy our testing criteria is discarded. We send approved chips to a tape and reel manufacturer who will then return the loaded reels to us for final packaging and delivery to the customer.

SALES AND MARKETING

At December 31, 2003, we had a direct sales staff of 18, of which eight are based in Germany, four in the United Kingdom, three in the United States and three in Japan.

We occasionally use a limited number of independent sales representatives in our coverage efforts. In 2003, we generated more than 90% of our revenues from sales directly to customers through our regional sales offices and less than 10% of our revenues from sales through representatives. Our marketing department is responsible for new market research and development, competition analysis and identifying new target applications. This ensures that we retain an application focus on the wireless communications and automotive sectors in addition to the customer focus of our sales team.

Our marketing department provides input to senior management in their development of strategic planning and business guidelines. This ensures that our strategy is focused on defined goals.

INTELLECTUAL PROPERTY

We attempt to protect our intellectual property and know-how through a combination of patents, copyrights, trade secret laws, trademarks and confidentiality agreements with our customers, suppliers, employees and consultants. In the past and to some extent at present, we have created specialized designs of mixed signal ASIC device products, which are designed according to customer specifications. As our designs are customer-specific, they remain the intellectual property of our customers, thereby limiting our ability to patent such inventions. However, where such limitations do not exist, we have begun and will continue to obtain more patents covering some basic concepts in our production fields. During the year ended December 31, 2002, we acquired a CMOS imaging patent portfolio from Sarnoff Corporation and were granted another 6 patents. In 2003 we have been granted 9 patents. In addition, we currently have more than 90 patents and patent applications pending for various ASIC applications. We intend to apply for patents, including those for ASSPs, whenever practicable in the future. Operating in an industry in which competitive position is determined by the ability to maintain a leading edge in technology, we depend substantially on patents and new manufacturing processes.

To develop a family of color STN (super-twisted nematic) liquid crystal display (LCD) drivers, we have licensed multi-line addressing (MLA) LCD technology from both Optrex Corporation and Motif Corporation.

In addition, we license standard software from a number of vendors on standard terms. We have also licensed the CR16B 16 bit microprocessor core, a software product, from National Semiconductor. This license is of indefinite duration. While these licenses enhance our ability to design and develop IC solutions, our business does not depend on such licenses. See “Our Product Cycle-Design and Development” above.

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

REGULATORY MATTERS

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

C. ORGANIZATIONAL STRUCTURE

Name and Registered Office	Areas of Business	Country of Incorporation	Proportion of Ownership Interest
			(in %)

Dialog Semiconductor GmbH	Acquisition, sale and marketing of microelectronic products, especially of ASICs	Germany	100
Dialog Semiconductor (UK) Limited	Design, development and sale of semiconductor components	England and Wales	100
Dialog Semiconductor, Inc.	Design, development and sale of semiconductor components	United States	100
Dialog Semiconductor K.K.	Design, development and sale of semiconductor components	Japan	100

D. PROPERTY, PLANTS AND EQUIPMENT

Dialog and its wholly-owned subsidiaries currently use the following properties:

Location	Tenure	Term	Approximate Area (m2)	Principal Use

Building 15 and 5C,	Leasehold	Fixed until January	5,780	Company
Neue Strasse 95,		31, 2004 and 2005		headquarters, office
Kirchheim/Teck-Nabern,				operation for
Germany				design, marketing
				and testing
Unit 1 Omega,	Leasehold	24 years from	780	Office operation for sales,
Windmill Hill Business		September 29, 1986		marketing and design
Centre,
Swindon,
Wiltshire,
United Kingdom
Aomi Frontier	Leasehold	Fixed until July	391	Office operation for sales,
Building 9f		31, 2004		marketing and design
2-43, Aomi,
Koto-ku, Tokyo,
Japan 135-0064
54 Old Highway 22,	Leasehold	Fixed until November 30,	661	Office operation for sales,
Clinton,		2006, with option for a		marketing and design
New Jersey,		further two year period
USA
16870 West Bernardo Drive	Leasehold	Fixed until February 1,	21	Office operation for sales
San Diego		2005, with option for a
California		further one year period
USA
Industriestrasse 1,	Leasehold	Five years, fixed until	530	Office operation for
Munich/Germering,		September 30, 2004		design
Germany		with option for a
		further five year period
Mannheimer Strasse 1,	Leasehold	Fixed until April	481	Office operation for
Heidelberg,		30, 2004 with option		design
Germany		for a
		further five year
		period
Kaerntner Strasse 518,	Leasehold	Lease with unlimited	596	Office operation for
Graz-Seiersberg,		duration, terminable		design
Austria		by either party on three
		months' notice to
		the end of a quarter

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

Executive Summary

We are a global supplier of power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific integrated circuits for wireless, automotive and industrial applications. We have shipped over 400 million integrated circuits for cellular phones. We operate in intense competitive markets. Our customers select us based upon numerous factors including price, design cycle time, reliability and performance. Our customers purchase our products based on periodic orders made throughout the year. The prices paid for each type of product or design are generally agreed with customers on an annual basis for specified volumes of each design ordered by the customer during the year. Contracts often provide for a reduction in the per unit price for volumes ordered in excess of a specified amount. As a result, revenues from increased volumes are often offset in part by per unit price decreases. Such reductions are common in the industry, under the assumption that, after delivery of the projected amount of the product, the supplier has already earned a return on its investment in the development of the design and that its per unit production costs are low relative to that investment. This pricing pressure tends to increase towards the end of a design lifecycle. This in part underlies our strategy to continually develop new designs on which we initially can earn higher margins.

Critical success factors for us include the continued growth in the worldwide market for cellular handsets, the completion of our new designs on a timely basis, customers accepting our designs and implementing them in large-scale production, and continued demand from our key customers for the development of new products. Partnerships with companies at all levels of business are important for our success in a market dominated by major international semiconductor companies. We rely on our fabless business model that enables us to focus our research and development activities, which are essential for us to respond to our customers’ cutting edge silicon solutions requirements and also maintain our competitiveness in our market. Consequently, it is critical for us to make significant and ongoing cash expenditures to fund our research and development activities. We have also made significant investments in long-lived assets, primarily for our in-house test equipment.

We have a significant amount of liquid assets on hand, primarily from the remaining sales proceeds from the issuance of our ordinary shares in 1999 and 2000, cash generated from operations in previous years and recoveries of certain of our investments and deposits. Substantially all of our near term future cash inflows are expected to come from the sale of our products which are comprised of integrated circuits. We generally collect cash from our customers within 50 days after product delivery. However, as previously discussed, we derive a substantial portion of our revenues from a relatively small number of wireless communications manufacturers. Sales to one customer individually accounted for 65% of total revenues in 2003. Therefore, the main action we are taking to minimize the risk of this dependency is developing new products for new customers; such new products include a range of color liquid crystal display drivers, image sensors and camera modules. Material opportunities we envision include a further worldwide growth in semiconductor sales, especially in Asia, and as well as in our main market, cellular handsets. However, our revenues, profitability and growth could decline if the growth in these markets slows.

We believe that our key performance indicators are revenues, gross margin and research and development costs, thereby being the main driver of our operating profit or loss. Accordingly, our Board of Directors and management use operating profit as a measure of performance.

RESULTS OF OPERATIONS

The following table sets forth historical consolidated statements of operations of Dialog for the fiscal years ended December 31, 2003, 2002 and 2001 in thousands of Euro and as a percentage of revenues.

	Year ended December 31,
	2003		2002		2001
		%		%		%
Revenues	92,893	100.0	77,104	100.0	100,519	100.0
Cost of sales	(62,374)	(67.2)	(57,409)	(74.4)	(80,574)	(80.2)
Gross margin	30,519	32.8	19,695	25.6	19,945	19.8
Selling and marketing expenses	(4,197)	(4.5)	(4,149)	(5.4)	(4,054)	(4.0)
General and administrative expenses	(5,044)	(5.4)	(6,447)	(8.4)	(5,569)	(5.5)
Research and development	(30,590)	(32.9)	(34,530)	(44.8)	(31,256)	(31.1)
Amortization of goodwill and intangible assets	(2,073)	(2.2)	(1,975)	(2.5)	(3,202)	(3.2)
Restructuring and related impairment charges	(1,839)	(2.0)	-	-	-	-
Operating profit (loss)	(13,224)	(14.2)	(27,406)	(35.5)	(24,136)	(24.0)
Interest income, net	757	0.8	1,121	1.5	898	0.9
Foreign currency exchange gains and losses, net	(454)	(0.5)	(1,918)	(2.5)	1,713	1.7
Recovery (write-down) of investment	315	0.3	11,969	15.5	(42,405)	(42.2)
Result before income taxes	(12,606)	(13.6)	(16,234)	(21.0)	(63,930)	(63.6)
Income tax benefit (expense)	(7,814)	(8.4)	6,026	7.8	22,544	22.4
Net income (loss)	(20,420)	(22.0)	(10,208)	(13.2)	(41,386)	(41.2)

YEAR ENDED DECEMBER 31, 2003 COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

Revenues

Revenues were €92.9 million for the year ended December 31, 2003 compared with €77.1 million for the year ended December 31, 2002. The increase of 20% in revenues is primarily due to new products introduced to volume production in the second half of 2002 with more functionality and accordingly, higher average selling prices. Our revenues for 2003 reflected the inclusion of sales of those new products. Our increased revenues in 2003 also reflect the general increase in cellular handset sales in the second half of 2003 (particularly in Asian markets). Revenues in the wireless communications business sector were €69.8 million for the year ended December 31, 2003 compared with €54.7 million in 2002, comprising 75% and 71% of our total revenues in the years ended December 31, 2003 and 2002, respectively. Revenues from our industrial applications business sector were €12.8 million or 14% of total revenues in 2003 and €13.7 million or 18% of total revenues in 2002. Revenues from our automotive applications business sector were €7.9 million and €6.1 million, representing 9% and 8% of our total revenues in 2003 and 2002, respectively. Other revenues were €2.4 million, or 2% of total revenues, a decline of €0.2 million when compared to the €2.6 million, or 3% of total revenues, in 2002.

Due to the shipments of new products in volume production to the market we expect revenues for the year ended December 31, 2004 to be higher than those for the year ended December 31, 2003. However, our forward visibility with respect to customer demand is limited and a successful introduction of new products depends on the completion of new designs on a timely basis. Our revenues for 2004 will also be highly dependent on continued growth in the worldwide market for cellular handsets, which began in the second half of 2003. We cannot give any assurance that this growth trend will continue throughout 2004.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 9% from €57.4 million for the year December 31, 2002 to €62.4 million for the year ended December 31, 2003 in line with increased production volumes. In addition, as a result of higher production volume, our internal testing operation has been running at an increased utilization level, which in turn has decreased per unit production costs and decreased costs of sales as a percentage of total revenues. Because we have a number of products that we expect to introduce to volume production in 2004, we expect per unit costs to increase in the near term.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses were approximately €4.2 million and €4.1 million for the year ended December 31, 2003 and 2002, respectively. As a percentage of total revenues, selling and marketing expenses decreased from 5.4% to 4.5%.

General and Administrative expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses decreased 15.8% from €6.4 million for the year ended December 31, 2002 to €5.0 million for the year ended December 31, 2003, primarily as a result of the closure of our Swedish subsidiary. As a percentage of total revenues, general and administrative expenses decreased from 8.4% to 5.4%.

Research and Development

Research and development expenses consist principally of unreimbursed design and engineering related costs associated with the development of new ASICs and application specific products (“ASSPs”). Research and development expenses decreased 11% from €34.5 million for the year ended December 31, 2002 to €30.6 million for the year ended December 31, 2003. The decrease in research and development expenses results from cost savings following the closure of our Swedish subsidiary. Research and development expenses decreased from 44.8% to 32.9% as a percentage of revenues, resulting from the absolute decrease and the proportionately higher revenue base.

Amortization of Goodwill and Intangible Assets

Amortization expenses for the year ended December 31, 2003 was €2.1 million as compared to €2.0 million for the year ended December 31, 2002, an increase of 5%. Amortization expense for intangible assets includes ASIC design software, a 16 bit microprocessor core, other intangible assets and certain imaging patents.

Restructuring and Related Impairment Charges

In the second quarter of 2003 we closed our Swedish subsidiary. In connection with the closure of the facility, we recorded a restructuring charge of €1.5 million and impairment charges of €0.3million, totaling €1.8 million for the year ended December 31, 2003. Restructuring charges include termination benefits of €1.0 million that were paid to all employees affected by the closing and a provision of €0.5 million for estimated costs that will continue to be incurred under an executory contract for its remaining term without economic benefit to the Company. See Note 3 to the consolidated financial statements for further information.

Operating Loss

We reported an operating loss of €13.2 million for the year ended December 31, 2003 and €27.4 million for the year ended December 31, 2002, a decrease of 52%. The decrease in operating loss was primarily due to a higher gross margin, including the absence of a provision for excess inventory (€1.9 million in 2002), the impact of which was partially offset by restructuring and related impairment charges in the year ended December 31, 2003.

Interest income, net

Interest income, net from the Company’s investments (primarily short-term deposits) was €0.8 million for the year ended December 31, 2003 and €1.1 million for 2002.

Foreign currency exchange gains and losses, net

Foreign currency exchange losses, net were €0.5 million for the year ended December 31, 2003 and €1.9 for the year ended December 31, 2002. This decrease was primarily due to the re-measurement of our outstanding US Dollar advance payment for two wafer suppliers, of which the most significant is Chartered Semiconductor Manufacturing Pte., Ltd. (“Chartered”). Such advance payments are classified in the balance sheet line item “Prepaid expenses”. In the second quarter of 2003 we concluded that it was appropriate to account for our advance payments as “monetary assets” for the purpose re-measuring the outstanding balance into Euro, with the resulting exchange gains or losses recorded in the statement of operations. Accordingly, certain prior period amounts presented have been revised to reflect this re-measurement process. We believe that the impact of this re-measurement, using the then current exchange rates applicable for those periods impacted (rather than the historical exchange rate at the time we entered into the relevant contracts) does not have a material effect on any financial statements previously issued or on our 2003 financial statements. See Note 4 to the consolidated financial statements for further information.

Recovery (Write-Down) of Investments

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited (“ESM”) was impaired. Accordingly we wrote off our investments in ESM. In March 2002, International Rectifier acquired ESM. As a result, we were able to recover €0.3 million and €12.0 million for the years ended December 31, 2003 and 2002, respectively.

Income Taxes

Our business is subject to taxation in Germany, Japan, the United Kingdom and the United States. Our effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income or loss in these particular jurisdictions, the tax rates in these jurisdictions, tax treaties between jurisdictions, the extent to which we transfer funds between jurisdictions and income is repatriated, and future changes in law. Generally, because the tax liability for each legal entity is determined on a non-consolidated basis we may pay income taxes in these jurisdictions even though on a consolidated basis we have incurred a net loss for the period.

The income tax expense was €7.8 million for the year ended December 31, 2003 compared with €6.0 million income tax benefit for the year ended December 31, 2002. The adverse change in income tax expense despite the reduction in the pretax loss in 2003 is primarily due to the €11.8 million provision to recognize a valuation allowance on certain deferred tax assets.

Net Loss

For the reasons described above, we reported net loss of €20.4 million for the year ended December 31, 2003 compared with net loss of €10.2 million for the year ended December 31, 2002.

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

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales decreased from €80.6 million for the year ended December 31, 2001 to €57.4 million for the year December 31, 2002 in line with decreased production volumes. However, as a result of lower production volume, our internal testing operation has been running at a reduced utilization level, which in turn has increased per unit production costs in 2002. Also, cost of sales in 2001 includes a provision for excess inventory of €10.7 million compared to a provision for excess inventory of €1.9 for the year ending December 31, 2002.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses were approximately €4.1 million for the years ended December 31, 2001 and 2002. As a percentage of total revenues, selling and marketing expenses increased from 4.0% to 5.4% due to the proportionately lower revenue base.

General and Administrative expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses increased 15.8% from €5.6 million for the year ended December 31, 2001 to €6.4 million for the year ended December 31, 2002, primarily resulting from legal fees incurred in connection with the acquisition of the CMOS imaging technology and for patent applications filed in 2002. As a percentage of total revenues, general and administrative expenses increased from 5.5% to 8.4% due to the absolute increase and the proportionately lower revenue base.

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

Operating Loss

We reported an operating loss of €24.1 million for the year ended December 31, 2001 and €27.4 million for the year ended December 31, 2002. Our operating loss for 2002 and 2001 included a provision for excess inventory of €1.9 million and €10.7 million respectively. Excluding the effects of these provisions, our operating loss for 2002 would have increased by €12.1 million compared with the prior period. Lower sales volumes in 2002 and higher research and development expenses during the period contributed to that increase in the operating loss.

Interest income, net

Interest income, net from the Company’s investments (primarily short-term deposits) was €0.9 million for the year ended December 31, 2001 and €1.1 million for 2002, reflecting higher cash balances in the 2002 period.

Foreign currency exchange gains and losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the year end remeasurement of foreign currency denominated receivables and payables into the functional currency of the respective entity. A foreign currency exchange gain, net of €1.7 million was recorded for the year ended December 31, 2001 compared to a foreign currency loss of €1.9 million for the year ended December 31, 2002. This decrease was due to the remeasurement of our outstanding US Dollar cash, prepaid expenses and receivable balances, which resulted in a foreign exchange gain in 2001, as the value of the Dollar against the Euro increased during this period, and resulted in a loss for the same period in 2002, as the value of the Dollar against the Euro decreased.

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

Income Taxes

The income tax benefit was €22.5 million for the year ended December, 31 2001 and €6.0 million for the year ended December 31, 2002, representing effective income tax rates of 36.1% and 37.5%, respectively (before non-tax deductible amortization of goodwill and other intangible assets).

Net Loss

For the reasons described above, we reported net loss of €41.4 million for the year ended December 31, 2001 compared with net loss of €10.2 million for the year ended December 31, 2002.

TREND INFORMATION

General

The semiconductor industry in general is highly cyclical and has been subject to significant economic downturns which, at various times, have resulted in production overcapacity, reduced product demand and an accelerated erosion of average selling prices.

Revenues from our wireless communications applications accounted for 75% of our total revenues for the year ended December 31, 2003, 71% of our total revenues for the year ended December 31, 2002 and 77% of our total revenues for the year ended December 31, 2001. The wireless communications market experienced an industry-wide decline in demand for cellular communication products during the year ended December 31, 2001. The majority of handset manufacturers had overstocked inventories in 2001 because of over production of components in late 2000. Additionally, there has been a reduction in connection bonuses due to the large amounts of debt assumed by the cellular operators in the process of obtaining 3G licenses. This, combined with a slowdown in the global economy, has led to a slowdown in subscriber growth. These trends had a significant negative impact on our operating results in 2002, though we are encouraged by growth in late 2002 in demand for phones with picture applications and color displays, and the potential for revenue growth resulting from this increased demand. In 2003 we saw a recovery in the semiconductor industry, especially in our markets: wireless communications, automotive electronics and industrial systems. This recovery and the transition in our product portfolio which now offers both standard products and custom silicon solutions were the main factors contributing to an increase in our revenues in 2003 as compared to 2002.

Market Trends

We believe that the outlook in the markets addressed by us is positive, and we have already experienced growth in Asia during 2003 and expect to see a continuation of the trend in 2004. Much of this growth is driven by subscriber growth as individual countries aim for more penetration of mobile phone usage: during the second half of 2003, two of the top five cellular handset manufacturers were in Asia.

Camera phones, smart phones and multimedia phones were the big successes of 2003, and most market analysts see them as catalysts for significant worldwide handset sales growth. By 2007, the worldwide mobile phone subscriber base is estimated to reach in excess of 2 billion, hence driving demand for handset sales. In Europe and North America, much of the growth will be from replacement sales, as users turn to adding cameras, colour displays, and audio player capabilities.

Worldwide there were growing sales of ‘smart’ phones, camera phones and PDAs featuring wireless and multimedia capabilities during 2003. According to market research firm Strategy Analytics, camera phones outsold digital still cameras in the first half of 2003, and for the full year, 65 million camera phones were expected to be sold. With PDAs, over 11 million units were expected to be sold in 2003, according to another research firm, In-Stat/MDR. Significantly, In-Stat/MDR says manufacturers are increasingly making PDAs more than just PC peripherals and are adding features such as integrated GPS and high-resolution multi-mega pixel cameras with flash and zoom functionality.

We expect this convergence of devices will be a key driver of growth over coming years for Dialog Semiconductor, as a supplier of innovative semiconductor solutions and components to the manufacturers of mobile phone handsets.

The market for CMOS image sensors also grew as a result of the increase in sales of camera phones and smart phones, as well as in automotive applications. The total image sensor market in 2003 (for CCD sensors and CMOS sensors) was forecasted to be over US$2.6 billion (according to Strategies Unlimited); although this has largely been from CCD sensors, the lower power CMOS sensors are gaining sales in both high and low end applications. We are seeing signs of success for our CMOS image sensors and camera modules.

With legislative, environmental, competitor and consumer demands in the automotive environment, the global demand for electronics within this sector continues to grow. In particular, the demand for electronics components is expected to grow 12.1 per cent in dollar revenue between 2002 to 2007, according to Strategy Analytics. Our technology addresses the demand for comfort and safety electronics.

Trends in Geographic Markets

We allocate our revenues to countries based on the location of the customer. Changes in revenues from period to period have differed among geographical regions. In 2003, regional growth was particularly strong in Germany and China where revenue increased from €31.5 million for the year ended December 31, 2002 to €45.4 million for the year ended December 31, 2003 and from €13.0 million for the year ended December 31, 2002 to €18.2 million for the year ended December 31, 2003, respectively. Particularly in France, we experienced decline in demand for our ASIC products where revenue decreased from €9.3 million for the year ended December 31, 2002 to €4.5 million for the year ended December 31, 2003. In 2002, regional growth was particularly strong in Germany and France where revenue increased from €22.9 million for the year ended December 31, 2001 to €31.5 million for the year ended December 31, 2002 and from €5.5 million for the year ended December 31, 2001 to €9.3 million for the year ended December 31, 2002, respectively. In 2002, in all our other regional markets, we experienced decline in demand for our ASIC products.

Gross Margin Trends

Our gross margin increased from 25.6% of revenues for the year ended December 31, 2002 to 32.8% of revenues for the year ended December 31, 2003. The decrease in per unit production costs and the absence in 2003 of any excess inventory provision (€1.9 million in 2002) were the primary factors contributing to this increase in our gross margin. Our gross margin increased from 19.8% of revenues for the year ended December 31, 2001 to 25.6% of revenues for the year ended December 31, 2002. Excluding the provisions in 2002 and 2001 for excess inventory, the gross margin was 30.5% for 2001 and 28.1% in 2002. The increase in per unit production costs in 2002 was the primary factor contributing to the decline in our gross margin from 30.5% of revenues for the year ended December 31, 2001 to 28.1% of revenues for the year ended December 31, 2002 (both years excluding the provision for excess inventory).

We expect the near term future gross margin percentage to be slightly below the gross margin percentage achieved in 2003 as a result of the expected introduction of volume production of new products (with high unit costs and thus lower initial margins in their ramp-up phase) during 2004.

Research and Development Expenditure Trends

Some contracts we enter into with our customers provide us with contributions from those customers to specific research and development projects. Research and development costs which are charged to customers and, accordingly, are included in cost of sales, amounted to approximately €0.3 million, €1.0 million and €2.7 million, for the years ended December 31, 2003, 2002 and 2001, respectively. The amount of our research and development funded by customers has been declining.

Research and development costs which were not reimbursed and are therefore included in research and development expenses amounted to €30.6 million in 2003, €34.5 million in 2002 and €31.3 million in 2001. We expect continued demand from key customers for us to assist in the development of new products for them and also expect to continue to incur research and development costs in connection with the development of ASSPs. Accordingly, we expect research and development expenses to increase somewhat in absolute terms in 2004. Our ability to generate long term revenues from our research and development programs depends on customers accepting our designs and implementing them in large scale production.

Foreign Currency Exchange Rate Trends

The reporting currency for our consolidated financial statements is the Euro.

The functional currency for our operations is generally the applicable local currency. Accordingly, the assets and liabilities, the Equity accounts and the statements of income and cash flow of companies whose functional currency is not the Euro must be translated into the reporting currency (the Euro). See Note 2 to the consolidated financial statements for further information. Changes in exchange rates also influence our results of operations. Our sales are primarily denominated in Euros and US dollars, whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars.

Since its introduction on January 1, 1999, the Euro has fluctuated in value against the US Dollar. From the date of its introduction through December 31, 2001, the Euro declined approximately 25% against the US Dollar. Through February 16, 2004 the Euro had recovered to 109% of its original value. Changes in the exchange rate between the Euro and other non-Euro currencies, principally the US Dollar, will affect the translation of our consolidated financial results into Euro, and will also affect the value of any amounts that our subsidiaries distribute to us. Exchange rate changes may also affect our balance sheet. Changes in the Euro values of our assets and liabilities resulting from exchange-rate movements may cause us to record foreign currency gains and losses. We do not currently enter into forward or other derivative transactions to hedge against exchange rate fluctuations, except with respect to certain transactions, see “Item 11. Quantitative and Qualitative Disclosure about Market Risk” and Note 18 to the consolidated financial statements.

Changes in exchange rates also influence our results of operations. Our sales are primarily denominated in US Dollars and Euro, whereas our purchases of raw materials and manufacturing services are primarily denominated in US Dollars. For the year ended December 31, 2003, 78% of our revenues were denominated in Euro and 22% were denominated in US Dollars, and 25% of our cost of sales was denominated in Euro and 75% was denominated in US Dollars. For the year ended December 31, 2002, 76% of our revenues were denominated in Euro, 23% were denominated in US Dollars and 1% were denominated in Pound Sterling, and 25% of our cost of sales was denominated in Euro and 75% was denominated in US Dollars. For the year ended December 31, 2001, 46% of our revenues were denominated in Euro, 51% were denominated in US Dollars, 2% were denominated in Swedish Krona and 1% were denominated in Pound Sterling, and 22% of our cost of sales was denominated in Euro and 78% was denominated in US Dollars. In order to hedge our foreign currency exposure, we attempt to match cash inflows and outflows in the same currency, primarily the US Dollar.

We also have foreign currency risk with respect to our net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Foreign currency translation gains and losses with respect to these subsidiaries are included in other comprehensive income.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Cash provided by operating activities was €7.6 million for year ended December 31, 2003, cash used for operating activities was €7.6 million for the year ended December 31, 2002 and cash provided by operating activities was €15.1 million for the year ended December 31, 2001. During the year ended December 31, 2003 our working capital (excluding cash and cash equivalents and marketable securities) decreased primarily due to contractually required refunds of advanced payments from a silicon supplier in proportion to our wafer purchases and resulted in a related operating cash inflow. The outstanding balance of the advance payments is classified in the balance sheet under “Prepaid expenses”. During the year ended December 31, 2002, we used cash primarily to finance our working capital. For the year ended December 31, 2001, our working capital (excluding cash and cash equivalents) decreased in line with reduced business volumes and resulted in a related increase in cash and cash equivalents. Throughout the period under review, until October 2003, we maintained significant cash deposits with our silicon supplier Chartered. In October 2003, Chartered paid the deposit back. See “Item 10.B. Material Contracts”.

Cash used for investing activities was €30.3million for the year ended December 31, 2003 compared with cash provided by investing activities of €6.1 million for the year ended December 31, 2002 and cash used for investing activities of €12.6 million for the year ended December 31, 2001. Cash used for investing activities for the year ended December 31, 2003 consisted mostly of the purchase of marketable securities of €45.0 million, the purchase of test equipment, tooling (masks), laboratory and EDP (Electronic Data Processing) equipment of €5.9 million, and the purchase of software, licenses and patents of €1.4 million. In October 2003, we also received an early repayment of our deposit of €21.7 million (US$ 20 million) from Chartered Semiconductor Manufacturing Pte., Ltd. Cash provided by investing activities in the year ended December 31, 2002, reflects primarily the payment we received in connection with the recovery of a portion of our ESM investment of €12.0 million partially offset by the cash paid for the purchase of test equipment, tooling (masks) and electronic data processing, or EDP, equipment of €3.9 million and the cash paid for the first installment of the CMOS imaging technology acquired of €1.5 million. See Note 13 to the consolidated financial statements for further information. Cash used for investing activities for the year ended December 31, 2001 consisted mostly of the purchase of EDP equipment, test equipment and tooling (masks) of €3.2 million and an additional capital contribution and loan to ESM of €8.6 million. For more information regarding the investments in ESM Limited, see Note 5 to the consolidated financial statements.

Liquidity

At December 31, 2003 we had €8.1 million in cash and cash equivalents, €44.9 million in marketable securities and had working capital of €71.9 million as compared to €31.0 million in cash and cash equivalents and working capital of €56.1 million at December 31, 2002 and €32.6 million in cash and cash equivalents and working capital of €50.4 million at December 31, 2001.

Our primary sources of liquidity have historically been cash from operations as well as cash from the issuance of ordinary shares. In addition, our recent sources of liquidity have included the recovery of the investment in ESM Limited and in 2003 the early repayment of a deposit from Chartered Semiconductor Manufacturing Pte. Ltd. As of December 31, 2003 we had no long-term debt. We expect to use a portion of our cash and cash equivalents in 2004 to finance working capital resulting from expected increased business volumes. A decrease in customer demand for our products caused by prolonged unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available a short-term credit facility of €12.8 million that bears interest at a rate of EURIBOR + 0.75% per annum. At December 31, 2003 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Capital Expenditures and Investments

Purchases of property, plant and equipment were €5.9 million for the year ended December 31, 2003 compared to €3.9 million for the year ended December 31, 2002 and €3.2 million for the year ended December 31, 2001. Our capital expenditures in 2003, 2002 and 2001 consisted primarily of purchasing new or replacement test systems, tooling equipment, handling systems and other equipment in the ordinary course of our business. In 2003 and 2002 we paid installments of €0.8 and €1.5 million, respectively, for the CMOS imaging technology and associated CMOS Active Pixel Sensor (APS) patents which we acquired in 2002. A further installment of €0.5 million is payable in cash or company shares (at our option) when certain CMOS imaging sensors (“imagers”) are successfully developed by Sarnoff Corporation. See Note 13 to the consolidated financial statements for further information. In March 2001, the Company participated pro rata in an additional capital contribution and loan to ESM totaling €8.6 million. We expect capital expenditures in 2004 to be somewhat higher than the 2003 level.

Off-Balance Sheet Arrangements and Other Commitments

We have no off-balance sheet arrangements involving special purpose entities. We lease design software, all of our office facilities, office and test equipment, and vehicles under operating leases. Future minimum lease payments under rental and lease agreements, which have initial or remaining terms in excess of one year at December 31, 2003 are as follows (€ thousands):

	2004	2005	2006	2007	2008	Thereafter
Operating leases	8,729	8,140	377	171	167	484

We have no long-term debt, capital lease obligations, unconditional purchase obligations or any other long-term liabilities that would have a material impact on our liquidity or financial condition. We have a supply agreement with Chartered and maintain an outstanding balance of advance payment of US$1.7 million at December 31, 2003 with Chartered and €1.3 million with another supplier, which will be refunded in proportion to our purchases of wafers. See Item 10.B. “Material Contracts” and Note to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND RELATED UNCERTAINTIES

We have identified the following accounting policies and related uncertainties with the accounting measures used in preparing our consolidated financial statements that we believe are essential to understanding the financial reporting risks present in the current economic environment.

Recoverability of Long-Lived Assets

Goodwill

At December 31, 2003, the carrying value of our goodwill is €11.8 million. Since 2002, goodwill is no longer amortized, but we have, and will continue to evaluate the recoverability of our goodwill at least annually (during the third quarter) or when significant events occur or circumstances arise which indicate that the fair value of the Company may be less than its net shareholders’ equity. The fair value of the Company is determined by estimating the present value of future cash flows, which we believe is a more appropriate measure to determine fair value than the Company’s current market capitalization (which is based on the quoted market price of the Company’s ordinary shares). For the year ended December 21, 2003, the expected cash flows were derived from the Company’s strategic plan and forecasts. The discount rate applied considered marketplace participant assumptions including a risk-free rate, market risk premium and a beta factor that is consistent with the Company’s market peers. If it becomes necessary to change assumptions used to determine the fair value of the company, we may conclude that our ability to recover the carrying value of our goodwill is impaired. Such an impairment charge could have a material adverse impact on our future result of operations.

Other Long-Lived Assets

Our business is capital intensive and has required, and will continue to require, significant investments in long-lived assets, including property, plant, equipment and intangible assets (other than goodwill). At December 31, 2003, the carrying amount of our property, plant and equipment was €20.6 million. As discussed in Note 2 to the consolidated financial statements, recoverability of these long-lived assets that will continue to be held and used is evaluated whenever an indication of impairment exists. Then we will compare the carrying amount of the asset or group of assets to the net undiscounted cash flows expected to be generated by the asset or group of assets. If the asset or group of assets is considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the impaired asset or group of assets exceeds its fair value.

We do not believe that our ability to recover the carrying value of our other long-lived assets has been impaired and no significant impairment charges have been recognized in any of the past three years. However, a general economic downturn and, specifically, a continued downturn in the semiconductor industry would intensify competitive pricing pressure because of overcapacity in the industry, and we could be forced to decrease production and reduce capacity. Such events could adversely affect our estimates of future net cash flows expected to be generated by our long-lived assets. It is reasonably possible that our future operating results could be materially and adversely affected by an impairment charge related to the recoverability of our long-lived assets.

Realizable Value of Inventories

We value inventory at the lower of cost or market. We review the recoverability of inventory based on regular monitoring of the size and composition of the inventory positions, market conditions, current economic events, the pricing environment and projected future demand. This evaluation is inherently judgmental and requires material estimates, including both forecasted product demand and pricing environment, both of which may be susceptible to significant change.

Changes in estimates regarding the realizability of the carrying value of our inventory has resulted in excess inventory provision of €10.7 million and €1.9 million being charged to costs of sales in 2001 and 2002, respectively. No excess inventory provision was required in 2003. At December 31, 2003, our total inventory was 13.2 million. We believe that our inventory levels are in line with current requirements. However, the demand for our products can fluctuate significantly in response to rapid technological changes in the semiconductor and wireless communications industries. It is reasonably possible that future operating results could be materially and adversely affected if any excess inventory charges are needed.

Realization of Deferred Tax Assets

Total deferred tax assets, before the recognition of valuation allowances, were €30.2 million at December 31, 2003, which include deferred tax assets of €24.3 million on tax loss carryforwards. While the majority of these losses may be carried forward indefinitely, their realization is dependent on generating sufficient taxable income to utilize the losses. In December 2003, the German government enacted new tax legislation, which among other things, limits the use of German tax-loss carryforwards to 60% of the taxable income for fiscal years starting from 2004 and thereafter. We have evaluated our deferred tax asset position and the need for a valuation allowance as a result of this change in tax law. The assessment requires the exercise of judgment on the part of our management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. Our assessment considered the weight given to cumulative tax losses incurred in Germany over the three-year period ended December 31, 2003, as well as detailed forecasts of taxable income in the foreseeable future. Although we forecast generating future taxable income, the change in tax law increases the forecasted number of additional years we must generate such future taxable income in order to fully realize these loss carryforward benefits. Pursuant to SFAS 109 and the inherent uncertainties in projecting future taxable income, we concluded that it is more likely than not that a portion of our tax losses may not ultimately be realized. Consequently, we recognized an additional valuation allowance as of December 31, 2003 of €11.8 million, to reduce the carrying value of our net deferred tax assets to an amount that we believe is more likely than not expected to be ultimately realized.

DIVIDENDS

We did not pay dividends in the years ended December 31, 2003, 2002 and 2001. We do not currently plan to pay dividends in the foreseeable future. See “Item 8. Dividend Policy”.

INFLATION

We do not believe that inflation has had a significant effect on our operations to date.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2003, the (Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company was required to apply FIN 46R as of December 31, 2003 to any variable interest entities that were considered to be special purposes entities. The Company has no variable interests in any special purpose entities and therefore the adoption of FIN 46R had no impact on the Company’s financial statements. For variable interests in other variable interest entities created before January 1, 2004, FIN 46R is required to be applied as of March 31, 2004. The Company does not currently have any involvement with such variable interest entities. Therefore, the initial adoption of this portion of FIN 46R is not expected to have any impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS (Statements of Financial Accounting Standards) 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS 150 also includes required disclosures for financial instruments within its scope. For the Company, SFAS 150 was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, SFAS 150 will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of SFAS 150.

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

A. Directors and Senior Management

The following table sets forth, as of February 27, 2004, the name of each member of our board of directors and each of our senior management, their ages, the dates of their first appointments and their positions:

Name	Age	Date Of Appointment	Position
Roland Pudelko	51	March 1998	Executive Director, CEO and President
Timothy Richard Black Anderson	43	February 1998	Non-executive Director
Michael John Glover	65	March 1998	Non-executive Director
John McMonigall	60	March 1998	Non-executive Director
Michael Risman	35	August 1999	Non-executive Director
Jan Olof Ingemar Tufvesson	65	March 1998	Non-executive Chairman
Gregorio Reyes	62	December 2003	Non-executive Director
Tord Martin Wingren	43	March 1998 (until April 2003)	Non-executive Director
Gary Duncan	48	October 1987	Vice-President of Engineering-Imaging
Peter Hall	52	July 1987	Vice-President of IT and Technical Support
Erwin Hopf	49	July 2002	Vice-President of Operations
Yoshihiko Kido	51	November 2001	Vice President of Japan
Martin Kloeble	44	July 1999	Vice-President of Finance and Controlling
Martin Sallenhag	35	November 2001	Director of Product Marketing
Richard Schmitz	46	January 1994	Vice-President of Engineering–Mixed Signal ICs

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

MICHAEL JOHN GLOVER joined the board of our then-holding company in 1990 and has served as one of our directors since March 1998. Mr. Glover was a senior executive with technology based companies in the United Kingdom, Europe, the Far East and North America prior to becoming involved in private equity fund management in 1985. He has a degree in economics from the University of Birmingham. Mr. Glover currently is Managing Director of Aylestone Strategic Management Limited and serves as a director of other companies including HgCapital Trust plc.

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

GREGORIO REYES joined us as a director in December 2003, and has been a private investor and management consultant since 1994 with current board positions at companies including LSI Logic Corp., Appshop, Amphion Semiconductor, Astute Networks, Future Trade Technologies, and Nuera Communications. He has held various executive positions with National Semiconductor (1962-1967), Motorola (1967-1968) and Fairchild Semiconductor (1968-1978). He was also president and CEO of National Micronetics (1981-1984), and chairman and CEO of American Semiconductor Equipment Technologies (1986-1990), and of Sunward Technologies (1990-1994).

MICHAEL RISMAN joined us as a director in August 1999, having been closely involved with our company since March 1998. He is a director at Apax Partners where he is responsible for their European IT investment efforts and is a member of the International Approval Committee. Before joining Apax Partners in 1995, Mr. Risman worked for Cap Gemini as a consultant and for Jaguar Cars as a research and development engineer. He earned an MBA from Harvard Business School and an MA (Honors) degree in Electrical Engineering and Management from Cambridge University. He is also a director of Frontier Silicon (Holdings) Ltd, Red-M (Communications) Limited and Streamserve Inc.

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

PETER HALL joined us in July 1987 and is currently our Vice-President of Quality and Technical Support and is responsible for all computer systems and quality issues. Before joining Dialog he held various management and engineering positions at STC Semiconductors and MEM in Switzerland. Mr. Hall obtained his BSc (Honors) in electrical and electronic engineering in 1974 from the University of Newcastle upon Tyne, his MSc in digital techniques in 1977 from the University of Edinburgh and his MBA in technology management in 2003 from the Open University.

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

TORD MARTIN WINGREN joined us as a director in March 1998. Prior to his appointment, Mr. Wingren had been employed by Ericsson for 17 years and served as President of Ericsson Mobile Platforms AB. He resigned from the board of Dialog in April 2003, at which time he assumed new responsibilities with Ericsson.

B. Compensation

We pay non-executive directors who are not associated with any of our principal shareholders £5,000 to £35,000.

We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board or committees thereof. Under certain circumstances, directors are also eligible to receive stock options.

The following table sets out the amount of remuneration paid by us and our subsidiaries to each of our directors for services rendered during the year ended December 31, 2003.

		Compensation (in €)
Name	Position	Base salary	Bonus	Long-term incentives
Roland Pudelko	Executive Director, CEO and President	267,323	-	-
Tim Anderson(1)	Non-executive Director	7,228	-	-
Michael Glover	Non-executive Chairman of the Audit Committee	30,717	-	-
John McMonigall	Non-executive Director	22,285	-	-
Gregorio Reyes	Non-executive Director	3,614	-	-
Michael Risman	Non-executive Director	22,285	-	-
Jan Tufvesson	Non-executive Chairman	30,717	-	-
Tord Wingren	Non-executive Director (until April 2003)	1,807	-	-
		385,976	0	0

_______________

(1) Tim Anderson is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as our legal adviser. Fees to Reynolds Porter Chamberlain for legal services rendered during the 2003 fiscal year amounted to €162,241.

The aggregate compensation for our CEO and senior management for 2003 was €1,283,636.

All of our employees participate in a quarterly profit-based bonus scheme, which pays out if we achieve our agreed financial goals.

A further bonus is available to our sales employees and senior management via our Management By Objectives “MBO” program.

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

STOCK OPTIONS

As of December 31, 2003, our directors and senior management held 1,194,400 options for our ordinary shares which entitle the holders to acquire 1,194,400 shares. The following table gives stock option information for the Company’s directors and senior management.

Directors and Senior Management	Options Held	Expiration Date	Exercise Price
Roland Pudelko	150,000	February 23, 2009	£0.20
	34,530	May 8, 2009	£0.40
	132,920	July 30, 2009	£0.60
	200,000	November 22, 2013	€3.45
Gary Duncan	60,000	February 23, 2009	£0.20
	17,210	May 8, 2009	£0.40
	26,440	July 30, 2009	£0.60
	50,000	November 22, 2013	€3.45
Peter Hall	60,000	February 23, 2009	£0.20
	17,210	May 8, 2009	£0.40
	26,440	July 30, 2009	£0.60
	50,000	November 22, 2013	€3.45
Erwin Hopf	40,000	July 2, 2012	€1.48
	20,000	November 22, 2013	€3.45
Yoshihiko Kido	50,000	November 22, 2013	€3.45
Martin Kloeble	45,000	July 29, 2009	£0.80
	50,000	November 22, 2013	€3.45
Martin Sallenhag	30,000	November 22, 2013	€3.45
Richard Schmitz	41,000	February 23, 2009	£0.20
	17,210	May 8, 2009	£0.40
	26,440	July 30, 2009	£0.60
	50,000	November 22, 2013	€3.45

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

The Company’s Compensation Committee of the board of directors determines the salaries and incentive compensation of our CEO and senior management and provides recommendations for the salaries and incentive compensation of other employees and consultants. The Compensation Committee also administers our various compensation, stock and benefit plans. Our Compensation Committee consists of Messrs. Tufvesson, Glover and Reyes. None of the members of this Committee was our employee at any time during 2003.

The Nomination Committee of the Board of Directors reviews the board structure, size and composition and makes recommendations to the Board. The Nomination Committee is responsible, amongst other things, for identifying and nominating board candidates for approval by the Board. The Nomination Committee comprises Messrs. Glover, Tufvesson and Reyes.

D. Employees

At December 31, 2003, we employed 273 full-time employees not including trainees/apprentices, of which 181 were based in Germany, 50 in the United Kingdom, 22 in the United States, 13 in Austria and 7 in Japan. Of the total number, 160 were engaged in engineering (including design and product engineering) and 66 were engaged in production (including logistics, quality and testing). The average number of employees in 2003 was 273 compared to 285 in 2002 and 286 in 2001.

E. Share Ownership

As of February 19, 2004, our directors and senior management held 1,334,875 shares.

Directors and Senior Management	Number	Percent of shares beneficially owned
Roland Pudelko	320,405	*
Timothy Richard Black Anderson	36,816	*
Michael John Glover(1)	195,000	*
Gregorio Reyes	10,000	*
Jan Olof Ingemar Tufvesson(2)	175,062	*
Michael Risman	1,172	*
Gary Duncan	162,105	*
Peter Hall(3)	162,105	*
Martin Kloeble	180,000	*
Richard Schmitz	92,210	*

_______________

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

(3) Includes 12,000 shares owned by Alfie Hall.

EMPLOYEE SHARE PURCHASE PLAN

On March 26, 1998, in connection with the acquisition of the Company, we and our then majority owner, Apax Partners, adopted a Subscription and Shareholders Agreement under which employees and directors were invited at the discretion of the Board, to purchase up to 3,456,890 ordinary shares of the Company from Apax Partners or an established Dialog Semiconductor Plc Employee Benefit Trust (the “Trust”). The purchase price of the shares was equal to their estimated fair value on the date the employee or director subscribed for those shares. During the first quarter of 1999, the Trust acquired the remaining 668,800 ordinary shares from Apax Partners, which were not sold to employees or directors for purposes of distributing them to employees under the Employee Stock Purchase Plan or for distribution in connection with the exercise of employee stock options. At December 31, 2003, the Trust continued to hold 71,981 shares.

SHARE OPTION SCHEME

All of our employees and full time executive directors and employees of any of our consolidated subsidiaries who are required to devote substantially the whole of their working time to us and/or any of our subsidiaries are eligible to be granted options under our share option scheme, at the discretion of the board. The scheme was established on August 7, 1998. As at December 31, 2003, a total of 7,776,870 shares may be issued under the scheme. See Note 16 to the consolidated financial statements. As of December 31, 2003 we had granted options to purchase 3,412,270 shares. These options are exercisable at prices ranging from £0.20 to €9.00 per share depending on the date of grant and what type of option they are (see below). The options generally expire 10 years after the date of grant.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

Apax Partners own 8,460,793 of our ordinary shares or 19.2%. Apax Partners act as Manager of Apax Funds Nominees Limited and Managing General Partner of Apax Germany II L.P., respectively. Apax Funds Nominees Limited holds shares as a nominee for certain other Apax Venture Capital Limited Partnerships. Prior to the secondary offering in June 2000, Apax Partners owned 18,091,170 of our ordinary shares or 41.2%. Apax Partners’ voting rights do not differ from the rights of other shareholders.

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

B. Related Party Transactions

Adtran holds a substantial ownership interest in our company. We sell components to Adtran in the ordinary course of business. The selling prices for these transactions are negotiated on an arm’s length basis. Revenues amounted to €2.3 million, €2.5 million and €2.6 million in the years ended December 31, 2003, December 31, 2002 and December 31, 2001, respectively. Net receivables due from Adtran were €297,000, €306,000 and €24,000 at December 31, 2003, 2003 and 2001, respectively. Timothy Anderson, a member of the Board, is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as our legal adviser. Fees to Reynolds Porter Chamberlain for legal services rendered during the three year period ended December 31, 2003, December 31, 2002 and December 31, 2001 amounted to €162,241, €267,884 and €159,098, respectively.

Item 8. Financial Information

A. Consolidated Statements and other Financial Information

See “Item 18:  Financial Statements” and the Notes thereto.

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

B. Significant Changes

NOT APPLICABLE

Item 9. The Offer and Listing

The German stock exchange (XETRA/Frankfurter Wertpapierbörse) and Nasdaq are the principal trading markets for our ordinary shares and ADSs.

Admission to Prime Standard of Deutsche Börse (Frankfurt Stock Exchange)

In November 2002 the Exchange Council of the Frankfurt Stock Exchange approved the new segmentation of the equity market of the Frankfurt Stock Exchange. The new structure, which took effect on January 1, 2003, comprises the new Prime Standard segment with uniform post-admission duties, in addition to the General Standard segment that applies the statutory minimum requirements set out for the Official Market or the Regulated Market. These changes put the focus of market organization on investors and are aimed at raising investor confidence through high transparency standards, as well as enabling simpler more easily informed investment decision-making by means of a new index logic.

Dialog has complied with the requirements of the Prime Standard since its initial public offering, which include:

  quarterly reporting;

  application of international accounting standards (IFRS, international financial reporting standard, or US GAAP);

  publication of a financial calendar listing the most important corporate events;

  at least one analysts' conference per year; and

  use of the English language for current reporting and for ad-hoc disclosures required under the German Securities Trading Act.

On December 19, 2002, Dialog was admitted on to the Prime Standard segment of the Frankfurt Stock Exchange as of January 1, 2003.

Inclusion in TecDAX index

On February 17, 2004 the Executive Board of Deutsche Börse AG announced that Dialog will be included in TecDAX as of March 22, 2004. The TecDAX is the blue-chip technology stock index of 30 leading technology shares on the Prime Standard.

MARKET PRICES

The following table sets forth, for the periods indicated, the highest and lowest closing market quotations for the shares from the Frankfurter Wertpapierbörse (XETRA), Nasdaq Europe and Nasdaq.

Neuer Markt/Deutsche Börse(1) (Frankfurt Stock Exchange)	Ordinary Shares
	High Euro	Low Euro
ANNUAL HIGHS AND LOWS
1999 2000 2001 2002 2003	43.25 72.50 10.85 8.82 4.39	9.50 6.86 2.75 0.70 0.82
QUARTERLY HIGHS AND LOWS
2002
First quarter	8.82	4.40
Second quarter	5.24	1.67
Third quarter	1.87	1.00
Fourth quarter	1.58	0.70
2003
First quarter	1.31	0.82
Second quarter	1.64	0.85
Third quarter	3.28	1.56
Fourth quarter	4.39	2.90
MONTHLY HIGHS AND LOWS
2003
August	2.59	2.17
September	3.28	2.60
October	3.93	2.90
November	3.84	3.28
December	4.39	3.05
2004
January	3.95	3.40
February	4.49	3.76

_______________

(1) Pursuant to the winding up of the Neuer Markt, please note that the Company officially changed its listing from the Neuer Markt to the Deutsche Börse (Frankfurt Stock Exchange) on January 2, 2003.

On February 27, 2004 the closing market quotation for our shares on the Frankfurt Stock Exchange (XETRA) was €4.05.

Nasdaq Europe(2)	Ordinary Shares
	High Euro	Low Euro
ANNUAL HIGHS AND LOWS
1999 2000 2001 2002 2003 (through July 31)	41.00 74.00 11.75 9.10 1.95	9.52 6.50 2.80 0.45 0.50
QUARTERLY HIGHS AND LOWS
2002
First quarter	9.10	5.00
Second quarter	5.40	1.49
Third quarter	1.87	1.00
Fourth quarter	1.25	0.45
2003
First quarter	1.00	0.50
Second quarter	1.60	0.75
Third quarter (through July 31)	1.95	1.40

_______________

(2) The Company delisted its shares from Nasdaq Europe effective August 8, 2003. The decision to request such delisting of the shares was taken largely in view of the limited number of trades in the shares on Nasdaq Europe as opposed to the trading volumes on other exchanges where the shares are listed.

On July 31, 2003 the closing market quotation for our shares on Nasdaq Europe was €1.95.

NASDAQ(3)	ADSs
	High Dollar	Low Dollar
ANNUAL HIGHS AND LOWS
2000 (from June 29) 2001 2002 2003	54.88 9.69 7.55 5.52	6.25 2.49 0.64 0.95
QUARTERLY HIGHS AND LOWS
2002
First quarter	7.55	3.75
Second quarter	4.55	1.60
Third quarter	1.99	1.10
Fourth quarter	1.68	0.64
2003
First quarter	1.68	0.95
Second quarter	1.93	0.95
Third quarter	3.80	1.80
Fourth quarter	5.52	3.45
MONTHLY HIGHS AND LOWS
2003
August	2.94	2.50
September	3.80	2.86
October	4.67	3.45
November	4.60	3.75
December	5.52	3.89
2004
January	5.10	4.35
February	5.66	4.62

_______________

(3) Our shares were first listed on Nasdaq on June 29, 2000.

On February 27, 2004 the closing market quotation for our shares on Nasdaq was $5.09.

Item 10. Additional Information

A. Share Capital

NOT APPLICABLE.

B. Memorandum and Articles of Association

Incorporated by reference to our Registration Statement on Form F-1, which was filed with the Securities and Exchange Commission on June 27, 2000.

C. Material Contracts

SUPPLY AGREEMENT WITH CHARTERED SEMICONDUCTOR MANUFACTURING PTE., LTD.

Until October 2003, we maintained a deposit of $20 million with Chartered which was classified in the balance sheet line item “Deposits”. Under the terms of our supply agreement dated June 30, 2000, the deposit guaranteed access to certain quantities of sub-micron wafers through fiscal 2003 and several generations of process technologies ranging from current products at 0.60µ and 0.35µ and will extend down to, and beyond 0.18µ technologies. In October 2003, we received the repayment of the deposit from Chartered. In addition, we had paid $20 million as advance payments for future wafer deliveries, of which we received a $10 million refund from Chartered in 2001. The outstanding balance of the advance payments are classified in the balance sheet under “Prepaid expenses”, which will be refunded in proportion to our purchases of wafers from Chartered; and at this time, we expect to have the entire advance payment refunded. On October 25, 2001, the Securities and Exchange Commission granted our request for confidential treatment with respect to wafer prices, lot quantities and related proprietary data contained in the supply agreement. We entered into a temporary modification of this agreement on December 18, 2001 pursuant to which we received the $10 million refund. Concurrently with the filing of this Form 20-F in 2001, we requested confidential treatment of aspects of this amendment agreement analogous to those for which the Securities and Exchange Commission granted a request for confidential treatment on October 25, 2001.

D. Exchange Controls

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of our securities except as otherwise set forth below in “Taxation”. There are no limitations under our articles of association restricting voting or shareholding.

E. Taxation

The following is a discussion of the material tax consequences to holders of our shares or ADSs under the present laws of the United Kingdom and the United States. The discussion addresses only persons who hold shares or ADSs as capital assets. It does not address the tax treatment of persons subject to special rules. Among those are banks, securities dealers, insurance companies, tax-exempt entities, partnerships, holders of 10 percent or more of our voting shares, persons holding shares as part of a hedge, straddle, conversion or constructive sale transaction, US holders using a functional currency other than the US Dollar, persons resident or ordinarily resident in the United Kingdom for UK tax purposes and persons holding shares or ADSs in connection with a trade or business conducted in the United Kingdom or some other place outside their country of residence. The summary also does not discuss the tax laws of particular states or localities in the United States and other countries.

This summary does not consider your particular tax circumstances. It is not a substitute for tax advice. WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS ABOUT THE TAX CONSEQUENCES TO YOU OF HOLDING OUR SHARES OR ADSs IN LIGHT OF YOUR PART ICULAR CIRCUMSTANCES.

As used in this summary, “US holder” means a beneficial owner of shares or ADSs that is (1) an individual who is a US citizen or resident, (2) a corporation, partnership or other business entity organized under the laws of the United States or its political subdivisions, (3) a trust subject to the control of a US person and the primary supervision of a US court and (4) an estate the income of which is subject to US federal income tax regardless of its source.

UK TAXATION

DIVIDENDS

Under current UK taxation legislation, no tax is required to be withheld at source from cash dividend payments by Dialog. See “US Federal Income Taxation—Distributions” below for a discussion of the treatment of dividend payments by Dialog under the UK-US Income Tax Treaty.

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

UK STAMP DUTY AND STAMP DUTY RESERVE TAX

No stamp duty or stamp duty reserve tax (“SDRT”) will be payable on the transfer of existing shares which are held, and which continue to be held, in Clearstream.

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

DISTRIBUTIONS

Subject to the “Passive Foreign Investment Company” discussion below, dividends paid with respect to shares or ADSs will be included in the gross income of a US holder as ordinary dividend income from foreign sources to the extent paid from Dialog’s earnings and profits as determined under US federal income tax principles. Distributions in excess of earnings and profits will be treated first as a return of capital to the extent of the US holder’s tax basis in the shares or ADSs and then as a capital gain. Dividends will not be eligible for the dividends-received deduction available to corporations. Dividends received by noncorporate US holders, however, will be taxed at the same preferential rate allowed for long-term capital gains if (i) Dialog qualifies for benefits under the new UK-US income tax treaty and (ii) the US holder satisfies certain holding period and other requirements. Dialog will qualify for benefits under the new UK-US income tax treaty as long as its shares are regularly and sufficiently traded on NASDAQ.

Dividends paid in Euro will be includable in income in a US Dollar amount based on the exchange rate in effect on the day received by the shareholder or the depositary whether or not the payment is converted into Dollars at that time. Gain or loss recognized on a subsequent conversion of Euro for a different amount will be US source ordinary income or loss.

During a twelve-month transition period under the new UK-US income tax treaty (which ends on 30 April 2004), an eligible US shareholder that elects the benefits of the old UK-US treaty may be entitled to a foreign tax credit for UK withholding tax in an amount equal to the tax credit payment that the US shareholder is entitled to receive from the UK Inland Revenue under the old treaty. At current rates, a dividend of ₤90 entitles an eligible US shareholder claiming benefits under the old treaty to a payment of ₤10 offset by a UK withholding tax of ₤10. Because the tax credit payment and the withholding tax offset each other, the Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have tax significance because an electing US shareholder must include the tax credit payment in its income and may claim a foreign tax credit for the UK withholding tax (subject to otherwise applicable limitations on foreign tax credits). To make the election, a US shareholder (or where the US shareholder is a partnership, each eligible US partner) must file a completed US Internal Revenue Service Form 8833 with its US federal income tax return for the relevant year. US shareholders cannot claim UK tax credit payments under the new UK-US treaty after the transition period. You should consult your own tax advisors about the consequences of the new treaty in light of your particular circumstances.

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

PASSIVE FOREIGN INVESTMENT COMPANY

Dialog may become a passive foreign investment company (“PFIC”) for US federal income tax purposes. A non-US company is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either (1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. Whether Dialog becomes a PFIC will depend, among other things, upon the amount of its passive income and the value of its passive assets, the growth in its business revenues and its market value in the future. Since goodwill represents a substantial part of its non-passive assets, changes in the market value of Dialog’s shares, which have been significant and could continue to be significant, could cause Dialog to become a PFIC.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

Distributions on the shares or ADSs and proceeds from sale of the shares or ADSs paid in the United States (or by certain persons outside the United States) will be reported to the US Internal Revenue Service unless the shareholder (1) is a corporation, (2) provides a properly executed US Internal Revenue Service Form W-8 BEN or (3) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number. The amount of any backup withholding tax will be allowed as a credit against the shareholder’s United States federal income tax liability and the shareholder may claim a refund of any excess amounts..

F. Dividends and Paying Agents

NOT APPLICABLE.

G. Statement by Experts

NOT APPLICABLE

H. Documents on Display

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

I. Subsidiary Information

NOT APPLICABLE

Item 11. Quantitative and Qualitative Disclosure about Market Risk

As a matter of policy, we do not engage in derivatives trading, derivatives market-making or other speculative activities. See “Item 5:  Operating and Financial Review and Prospects-Foreign Currencies” and Note 18 to the consolidated financial statements.

During 2000 to hedge the foreign currency exposure with respect to the $20 million of deposits with Chartered, we purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euro (€21.7 million) upon the expected return of the deposit as of December 31, 2003. These deposits were refunded to us in October 2003. Upon receipt of the deposit, we settled our currency hedging position related to this deposit and recognized a loss of €71,000 in the consolidated statement of operations. See Note 18 to the consolidated financial statements.

Item 12. Description of Securities other than Equity Securities

NOT APPLICABLE.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

NOT APPLICABLE.

Item 14. Material Modifications to the Rights of Security Holders and use of Proceeds

NOT APPLICABLE.

Item 15. Controls and Procedures

As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Executive Director, CEO and President Roland Pudelko and Vice-President of Finance and Controlling Martin Kloeble, of the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 of the U.S. Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F is recorded, processed, summarized and reported in a timely manner. In designing and evaluating the disclosure controls and procedures, management has considered the needs of the Company in light of its size and industry, and has recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives. Based upon that evaluation, our management, including Mr. Pudelko and Mr. Kloeble, concluded that our disclosure controls and procedures are effective in the accumulation and timely communication of material information relating to the Company as required to be included in periodic SEC filings.

Item 16A. Audit Committee Financial Expert

Our board has determined that we have at least one audit committee financial expert, as defined in Form 20-F of the U.S. Securities Exchange Act, 1934, serving on our audit committee. This expert is Mr. Michael Glover, who is independent as such term is defined in the listing standards applicable to us.

Item 16B. Code of Ethics

We have adopted a code of ethics (“Code of Business Conduct and Ethics”) applicable to our officers, directors and employees, pursuant to the requirements of the Sarbanes-Oxley Act of 2002. The text of our Code of Business Conduct and Ethics is provided on our Internet website (www.dialog-semiconductor.com).

Item 16C. Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed for professional services rendered by the principal accountant, KPMG, for the audit of our financial statements or services normally provided by the auditor in connection with statutory and regulatory filings were € 161,000 for the year ended December 31, 2002, and € 169,000 for the year ended December 31, 2003.

Audit-Related Fees

There were no assurance or related services performed by KPMG which were reasonably related to the performance of the audit or review of our financial statements and not reported under “—Audit Fees” above, for the year ended December 31, 2002 or for the year ended December 31, 2003. As such, aggregate fees billed for such services in these years were nil.

Tax Fees

The aggregate fees billed for professional services rendered by KPMG for tax compliance, tax advice, and tax planning were € 100,000 for the year ended December 31, 2002, and € 65,000 for the year ended December 31, 2003. Tax fees are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

All Other Fees

There were no products or services provided by KPMG, other than those reported above under “—Audit Fees” and “—Tax Fees,” for the year ended December 31, 2002, or for the year ended December 31, 2003. As such, aggregate fees billed for such services in these years were nil.

Audit Committee Approval

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific Tax Consulting Services that may be performed by our auditors. Seventy-nine percent of the tax services referred to under “Tax Fees” above were pre-approved by the Audit Committee.

All other services that are not included in the catalog require pre-approval by the Audit Committee’s chairman on a case-by-case basis. The chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

PART III

Item 17. Financial Statements

We have responded to Item 18 in lieu of responding to this Item.

Item 18. Financial Statements

See the Consolidated Financial Statements and the Notes thereto.

Item 19. Exhibits

1.1 Memorandum and Articles of Association of Dialog Semiconductor Plc. (1)

2.1 Form of Deposit Agreement among Dialog Semiconductor Plc, The Bank of New York as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder.(1)

3.1 Not applicable.

4.1 Supply Agreement with ESM Limited (now European Semiconductor Manufacturing Limited) dated September 28, 2000 and subsequently amended on November 10, 2000.(2)(3)

4.2 Supply Agreement with Chartered Semiconductor Manufacturing Pte., Ltd. dated June 30, 2000.(2)(3)

4.3 Amendment Agreement with Chartered Semiconductor Manufacturing Pte., Ltd. dated December 18, 2001. (4) (5)

5.1 Not applicable.

6.1 Not applicable.

7.1 Not applicable.

8.1 See “Item 4: Information on the Company- C. Organizational Structure”.

9.1 Not applicable.

10.1 Not applicable.

11.1 Not Applicable.

12.1 Rule 13a-14(a) Certification of the Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Rule 13a-14(a) Certification of the Vice-President of Finance and Controlling of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Section 1350 Certification of Chief Executive Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002.(6)

13.2 Section 1350 Certification of Vice-President of Finance and Controlling of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002.(6)

14.1 Not applicable.

__________

(1) Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on June 27, 2000 and incorporated herein by reference.

(2) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for 2000, filed with the US Securities and Exchange Commission on June 4, 2001 and incorporated herein by reference.

(3) On October 25, 2001, the US Securities and Exchange Commission granted our request for confidential treatment of the commercially sensitive material in this contract.

(4) Previously filed as an exhibit to the Company's Annual Report on Form 20-F for 2002, filed with the US Securities and Exchange Commission on February 27, 2003 and incorporated herein by reference.

(5) The US Securities and Exchange Commission granted our request for confidential treatment of the commercially sensitive material in this contract.

(6) A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIALOG SEMICONDUCTOR PLC

Date: March 12, 2004

By: /s/ Roland Pudelko

________________________________________________

Roland Pudelko

Executive Director, Chief Executive Officer and President

FINANCIAL INFORMATION

Audited Consolidated Financial Statements:

Independent Auditors’ Report
Consolidated Statements of Operations for the years ended
December 31, 2003, 2002 and 2001
Consolidated Balance Sheets as of December 31, 2003 and 2002
Consolidated Statements of Cash Flows for the years ended December 31,
2003, 2002 and 2001
Consolidated Statements of Shareholders' Equity and Comprehensive
Income (Loss) for the years ended December 31, 2003, 2002 and 2001
Consolidated Fixed Assets Schedule
Notes to the Consolidated Financial Statements

EXHIBIT 12.1

RULE 13A-14(A) CERTIFICATION IN ACCORDANCE WITH
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Roland Pudelko, Executive Director, Chief Executive Officer and President of Dialog Semiconductor Plc (the “Company”), certify that:

1. I have reviewed this annual report on Form 20-F of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

Date: March 12, 2004

/s/ Roland Pudelko

________________________________________________

Roland Pudelko

Executive Director, Chief Executive Officer and President

EXHIBIT 12.2

RULE 13A-14(A) CERTIFICATION IN ACCORDANCE WITH
SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Martin Kloeble, Vice President of Finance and Controlling of Dialog Semiconductor Plc (the “Company”), certify that:

1. I have reviewed this annual report on Form 20-F of the Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4. The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5. The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: March 12, 2004

/s/ Martin Kloeble

___________________________________

Martin Kloeble

Vice President of Finance and Controlling

EXHIBIT 13.1

SECTION 1350 CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

In connection with the annual report of Dialog Semiconductor Plc (the “Company”) on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Roland Pudelko, Executive Director, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report containing the financial statements of the Company fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 12, 2004

/s/ Roland Pudelko

________________________________________________

Roland Pudelko

Executive Director, Chief Executive Officer and President

* A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

SECTION 1350 CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

In connection with the annual report of Dialog Semiconductor Plc (the “Company”) on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Martin Kloeble, Vice President of Finance and Controlling of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the Report containing the financial statements of the Company fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 12, 2004

/s/ Martin Kloeble

___________________________________

Martin Kloeble

Vice President of Finance and Controlling

* A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Independent Auditors' Report

Index of financial statements

To the Board of Directors Dialog Semiconductor Plc:

We have audited the accompanying consolidated balance sheets of Dialog Semiconductor Plc and subsidiaries (the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dialog Semiconductor Plc and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill and intangible assets in 2002 and its method of accounting for derivative financial instruments and hedging activities in 2001.

Stuttgart, February 17, 2004
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Helwig	Kiechle
Wirtschaftsprüfer	Wirtschaftsprüfer

Consolidated Financial Statements

Consolidated Statements of Operations

Index of financial statements

(in thousands, except per share data)		Year ended December 31,
	Notes	2003	2003	2002	2001
Revenues	19	$ 117,017	€ 92,893	€ 77,104	€ 100,519
Cost of sales	9	(78,572)	(62,374)	(57,409)	(80,574)
Gross margin		38,445	30,519	19,695	19,945
Selling and marketing expenses		(5,287)	(4,197)	(4,149)	(4,054)
General and administrative expense		(6,354)	(5,044)	(6,447)	(5,569)
Research and development		(38,534)	(30,590)	(34,530)	(31,256)
Amortization of goodwill and intangible assets		(2,611)	(2,073)	(1,975)	(3,202)
Restructuring and related impairment charges	3	(2,317)	(1,839)	–	–
Operating loss		(16,658)	(13,224)	(27,406)	(24,136)
Interest income, net		954	757	1,121	898
Foreign currency exchange gains and losses, net	4	(572)	(454)	(1,918)	1,713
Recovery (write-down) of investment	5	397	315	11,969	(42,405)
Result before income taxes		(15,879)	(12,606)	(16,234)	(63,930)
Income tax (expense) benefit	4, 6	(9,843)	(7,814)	6,026	22,544
Net loss		(25,722)	(20,420)	(10,208)	(41,386)

Loss per share:
Basic and diluted		(0.58)	(0.46)	(0.23)	(0.94)

Weighted average number of shares (in thousands):
Basic and diluted		43,951	43,951	43,888	43,788

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Balance Sheets

Index of financial statements

(in thousands)		At December 31,
	Notes	2003	2003	2002
ASSETS
Cash and cash equivalents		$ 10,215	€ 8,109	€ 31,005
Trade accounts receivable, net	8	18,062	14,338	16,034
Inventories	9	16,681	13,242	14,507
Marketable securities	10	56,561	44,900	–
Deferred taxes	6	130	103	264
Prepaid expenses	4, 11	2,684	2,131	7,482
Other current assets		1,251	993	2,971
Total current assets		105,584	83,816	72,263
Property, plant and equipment, net	12	25,937	20,590	27,801
Intangible assets	13	6,853	5,440	6,922
Goodwill	12	14,847	11,786	11,786
Deposits	11	231	183	19,390
Deferred taxes	6	22,333	17,729	26,818
Prepaid expenses	4, 11	1,168	927	1,093
TOTAL ASSETS		176,953	140,471	166,073

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		9,016	7,157	10,020
Accrued expenses	14	3,987	3,165	3,669
Income taxes payable		23	18	174
Deferred taxes	4, 6	5	4	162
Other current liabilities		2,034	1,615	2,156
Total current liabilities		15,065	11,959	16,181
Deferred taxes	6	2,102	1,669	2,397
Total liabilities		17,167	13,628	18,578
Ordinary Shares	15	8,487	6,737	6,737
Additional paid-in capital		212,631	168,795	168,781
Accumulated deficit	4	(60,061)	(47,679)	(27,259)
Accumulated other comprehensive loss		(1,238)	(984)	(715)
Employee stock purchase plan shares		(33)	(26)	(49)
Net Shareholders’ equity		159,786	126,843	147,495
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		176,953	140,471	166,073

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Statements of Cash Flows

Index of financial statements

(in thousands)	Year ended December 31,
	2003	2003	2002	2001
Cash flows from operating activities:
Net loss	$ (25,723)	€ (20,420)	€ (10,208)	€ (41,386)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Write-down (recovery) of investment	(397)	(315)	(11,969)	42,405
Provision for excess inventory	–	–	1,930	10,689
Restructuring and related impairment charges	772	613	–	–
Depreciation of property, plant and equipment	15,803	12,545	12,834	12,801
Amortization of goodwill and intangible assets	2,611	2,073	1,975	3,202
Losses on disposals of fixed assets	319	253	–	–
Increase in deferred tax asset valuation allowance	12,896	10,237	–	517
Other changes in deferred taxes	(2,500)	(1,984)	(4,167)	(23,831)
Changes in current assets and liabilities:
Trade accounts receivable	2,130	1,691	450	25,597
Inventories	1,594	1,265	715	8,975
Prepaid expenses	6,780	5,382	1,663	3,683
Trade accounts payable	(3,585)	(2,846)	1,760	(18,525)
Accrued expenses	(325)	(258)	(1,381)	(2,815)
Income taxes payable	(135)	(107)	(1,224)	(7,013)
Other assets and liabilities	(681)	(541)	26	840
Cash provided by (used for) operating activities	9,559	7,588	(7,596)	15,139
Cash flows from investing activities:
Recovery of investment	397	315	11,969	-
Purchases of property, plant and equipment	(7,433)	(5,901)	(3,872)	(3,157)
Purchases of intangible assets	(1,776)	(1,410)	(2,101)	(577)
Purchases of marketable securities	(56,684)	(44,998)	–	–
Investments and deposits received (made)	27,297	21,670	94	(8,894)
Cash provided by (used for) investing activities	(38,199)	(30,324)	6,090	(12,628)
Cash flows from financing activities:
Sale of employee stock purchase plan shares	47	37	58	69
Other	–	–	(44)	(6)
Cash provided by financing activities	47	37	14	63
Cash provided by (used for) operating, investing and financing activities	(28,593)	(22,699)	(1,492)	2,574
Effect of foreign exchange rate changes on cash and cash equivalents	(249)	(197)	(129)	173
Net increase (decrease) in cash and cash equivalents	(28,842)	(22,896)	(1,621)	2,747
Cash and cash equivalents at beginning of period	39,057	31,005	32,626	29,879
Cash and cash equivalents at end of period	10,215	8,109	31,005	32,626

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Income (Loss)

Index of financial statements

(in thousands of €)				Accumulated other comprehensive loss
	Ordinary Shares	Additional paid-in capital	Retained earnings (accumu-lated deficit)	Currency trans-lation adjust-ment	Available for sale securities	Derivative financial instru-ments	Employee stock purchase plan shares	Total
Balance at December 31, 2000	6,737	168,776	24,335	(440)	–	–	(121)	199,287
Net loss	–	–	(41,386)	–	–	–	–	(41,386)
Other comprehensive income (loss)	–	–	–	170	–	(42)	–	128
Total comprehensive loss								(41,258)
Cost of issuance of shares in 2000	–	(6)	–	–	–	–	–	(6)
Sale of employee stock purchase plan shares	–	18	–	–	–	–	51	69
Balance at December 31, 2001	6,737	168,788	(17,051)	(270)	–	(42)	(70)	158,092
Net loss	–	–	(10,208)	–	–	–	–	(10,208)
Other comprehensive loss	–	–	–	(287)	–	(116)	–	(403)
Total comprehensive loss								(10,611)
Cost of issuance of shares in 2000	–	(44)	–	–	–	–	–	(44)
Sale of employee stock purchase plan shares	–	37	–	–	–	–	21	58
Balance at December 31, 2002	6,737	168,781	(27,259)	(557)	–	(158)	(49)	147,495
Net loss	–	–	(20,420)	–	–	–	–	(20,420)
Other comprehensive income (loss)	–	–	–	(366)	(61)	158	–	(269)
Total comprehensive loss								(20,689)
Sale of employee stock purchase plan shares	–	14	–	–	–	–	23	37
Balance at December 31, 2003	6,737	168,795	(47,679)	(923)	(61)	–	(26)	126,843

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Fixed Assets Schedule

Index of financial statements

	Acquisition costs
	Balance at January 1, 2003	Currency change	Additions	Reclassi- fications	Disposals	Balance at December 31, 2003
Test equipment	50,283	(17)	3,190	10	(416)	53,050
Leasehold improvements	1,710	(82)	15	–	(740)	903
Office and other equipment	14,048	(431)	2,429	(10)	(1,733)	14,303
Advance payment relating to test equipment	–	–	267	–	–	267
Property, plant and equipment	66,041	(530)	5,901	–	(2,889)	68,523

Software, licenses and other	10,450	(133)	618	–	(5)	10,930
Patents	3,008	–	–	–	–	3,008
Intangible assets	13,458	(133)	618	–	(5)	13,938

Goodwill	15,736	–	–	–	–	15,736

Deposits	19,390	(15)	–	–	(19,192)	183

Investments in affiliated companies

Name	Registered Office	Participation
Dialog Semiconductor GmbH	Kirchheim/Teck - Nabern, Germany	100%
Dialog Semiconductor (UK) Limited	Swindon, UK	100%
Dialog Semiconductor Inc	Clinton, New Jersey, USA	100%
Dialog Semiconductor KK	Tokyo, Japan	100%

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Fixed Assets Schedule - continued

Depreciation/Amortization					Book value
Balance at January 1, 2003	Currency change	Additions	Disposals	Balance at December 31, 2003	Balance at December 31, 2003	Balance at December 31, 2002
27,495	(13)	9,892	(418)	36,956	16,094	22,788
1,053	(38)	215	(680)	550	353	657
9,692	(323)	2,504	(1,446)	10,427	3,876	4,356
–	–	–	–	–	267	–
38,240	(374)	12,611	(2,544)	47,933	20,590	27,801

6,367	(106)	1,736	(5)	7,992	2,938	4,083
169	–	337	–	506	2,502	2,839
6,536	(106)	2,073	(5)	8,498	5,440	6,922

3,950	–	–	–	3,950	11,786	11,786

–	–	–	–	–	183	19,390

The accompanying notes are an integral part of these Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Index of financial statements

(In thousands of €, unless otherwise stated)

1. General

a) Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

b) Vulnerability Due to Certain Significant Concentrations

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

The Company's products are generally utilized in the cellular communications and automotive industries. The Company generates a substantial portion of its revenue from the wireless communications market, which accounted for 75%, 71% and 77% of the Company’s total revenue for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company’s revenue base is diversified by geographic region and by individual customer. Changes in foreign currency exchange rates influence the Company’s results of operations. The Company’s sales are primarily denominated in Euros and US dollars whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars (see Note 18 for a description of the Company’s hedging activities). The Company also has foreign currency exchange risks with respect to its net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Fluctuations in these currencies could significantly impact the Company’s reported results from operations.

The Company depends on a relatively small number of customers for a substantial portion of its revenues, and the loss of one or more of these customers may result in a significant decline in future revenue. During 2003, one customer individually accounted for more than 10% of the Company’s revenue. Total revenue from this customer was €60,192 or 65%. During 2002 and 2001, two customers individually accounted for more than 10% of the Company's revenues. Total revenues from these two customers were €46,746 and €67,139 or 61% and 67% in 2002 and 2001, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

c) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). All amounts herein are shown in thousands of Euro (“€”) and for the year 2003 are also presented in U.S. Dollars (“$”), the latter being unaudited and presented solely for convenience of the reader at the rate of €1 = $1.2597, the Noon Buying Rate of the Federal Reserve Bank of New York on December 31, 2003. Certain prior year balances have been reclassified to conform with current year presentation.

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

Marketable Securities

Marketable securities at December 31, 2003 consists of debt securities that are classified as available-for-sale and are recorded at fair value as determined by the most recently quoted market price of each security at the balance sheet date. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary will result in an impairment, which is charged to earnings. Interest income is recognized when earned.

Inventories

Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first-in, first-out (FIFO) or weighted average cost methods.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts quarterly. Management, considering current information and events regarding the customers’ ability to repay their obligations, considers the collectibility of a trade account receivable to be impaired when it is probable that the Company will be unable to collect all amounts due according to the sales terms. When a trade receivable is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows. Any impairment losses are included in the allowance for doubtful accounts through a charge to bad debt expense. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Recoveries of trade receivables previously written-off are recorded when received. The Company does not have any off-balance-sheet credit exposure related to its customers.

Other Current Assets

Other current assets include tax refunds receivable and interest receivable at December 31, 2003 and 2002. It also included the fair value of a forward foreign currency contract at December 31, 2002, which was settled in 2003 (see Note 18).

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets as follows:

Equipment	Useful life
Test equipment	3 to 5 years
Leasehold improvements	Shorter of useful life or lease term
Office and other equipment	3 to13 years

Leasing

The Company is a lessee of design software and property, plant and equipment which are accounted for as operating leases.

Goodwill and other Intangible Assets

Goodwill represents the excess of purchase price over fair value of net assets of businesses acquired. Purchased intangible assets with estimable useful lives primarily consist of licenses, software, customer lists and patents and are recorded at acquisition cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 17 years. On January 1, 2002 the Company adopted SFAS 142, Goodwill and Intangible Assets. SFAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at transition and at least annually. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, Accounting for Impairment or Disposal of Long-Lived Assets.

In connection with SFAS 142’s transitional goodwill impairment evaluation, the Company evaluated its existing intangible assets and goodwill and determined that an amount of € 383 (net of accumulated amortization) for assembled workforce, previously included in intangible assets, was required to be reclassified into goodwill in order to comply with SFAS 142. The Company also reassessed the useful lives and residual values of all intangible assets and determined that amortization period adjustments were not necessary and that none of its intangible assets have indefinite useful lives. Further the Company performed a transitional assessment and determined that its ability to recover the carrying value of its recorded goodwill was not impaired as of January 1, 2002.

Goodwill is tested annually for impairment and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent the carrying amount exceeds the asset’s fair value. Prior to the adoption of SFAS 142, goodwill and assembled workforce were amortized over their estimated useful life. Amortization expense related to goodwill and assembled workforce was €1,361 for the year ended December 31, 2001. The following table reconciles previously reported net loss as if the provisions of SFAS 142 were in effect in 2001:

Year ended December, 31
2001
Net loss
As reported	(41,386)
Pro forma	(40,025)
Basic loss per share
As reported	(0.94)
Pro forma	(0.91)
Diluted loss per share
As reported	(0.94)
Pro forma	(0.91)

Impairment of Long-Lived Assets

The Company adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not affect the Company’s financial statements. In accordance with SFAS 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future undiscounted net cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. Prior to the adoption of SFAS 144, the Company accounted for its long-lived assets in accordance with SFAS 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.

Foreign Currencies

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

The exchange rates of the more important currencies against the Euro used in preparation of the consolidated financial statements were as follows:

	Exchange rate at December 31,		Annual average exchange rate
Currency	2003 € 1 =	2002 € 1 =	2003 € 1 =	2002 € 1 =	2001 € 1 =
Great Britain	0.70	0.65	0.69	0.63	0.62
Japan	133.68	124.19	130.93	118.05	108.76
United States	1.25	1.04	1.13	0.94	0.90
Sweden	9.07	9.15	9.12	9.16	9.25

Revenue Recognition

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

Product-Related Expenses

Cost of sales consist of the costs of outsourcing production and assembly, personnel costs and applicable overhead and depreciation of test and other equipment. Provisions for estimated product warranty are recorded in cost of sales at the time the related sale is recognized. Expenditures for advertising and sales promotion and for other sales-related expenses are charged to marketing expenses as incurred. Shipping and handling costs amounting to €251 (2002: €221; 2001: €241) are recorded within selling expenses.

Research and Development

Research and development costs are generally expensed as incurred and amounted to €30.590 (2002: €34,530; 2001: €31,256). Research and development costs incurred in connection with customer service contracts are capitalized and then charged to cost of sales when the related service revenue if recognized. Research and development costs charged to customers and included in cost of sales, amounted to approximately to €263 (2002: €987; 2001: €2,683).

Income Taxes

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

Stock-Based Compensation

The Company has a stock-based employee compensation plan that is accounted for using the intrinsic-value-based method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under this method, no stock-based compensation cost is reflected in net income (loss), as all options granted by the plan had an exercise price equal to market value of the underlying common stock on the date of grant. SFAS 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation. As allowed by SFAS 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS 123, as amended by SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure. The following table illustrates the effect on net loss if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

	Year ended December 31,
	2003	2002	2001
Net loss, as reported:	(20,420)	(10,208)	(41,386)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(601)	(1,166)	(1,123)
Pro forma net loss	(21,021)	(11,374)	(42,509)

Earnings (loss) per share
Basic – as reported	(0.46)	(0.23)	(0.94)
Basic – pro forma	(0.48)	(0.26)	(0.97)
Diluted – as reported	(0.46)	(0.23)	(0.94)
Diluted – pro forma	(0.48)	(0.26)	(0.97)

Derivative Instruments and Hedging Activities

On January 1, 2001, the Company adopted SFAS 133, Accounting for Derivative Instruments and Certain Hedging Activities and SFAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133. SFAS 133 and SFAS 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values, regardless of the purpose for holding them. Changes in the fair value of derivative financial instruments are recognized periodically either in income or, in the case of a cash flow hedge, in shareholders’ equity (as a component of other comprehensive income). In situations where the derivative financial instrument does not qualify for hedge accounting, the Company carries the derivative instrument at its fair value on the balance sheet and recognizes any subsequent changes in fair value in earnings.

In accordance with the transition provisions of SFAS 133, the Company recorded a net transition gain of €605 (net of income tax expense of €340) in accumulated other comprehensive income (loss). During 2001, the Company also reclassified €647 (net of income tax expense of €364) from accumulated other comprehensive income to net loss relating to the transition adjustment recorded at January 1, 2001.

Earnings (Loss) per Share

Earnings (loss) per share has been computed using the weighted average number of outstanding ordinary shares for each year. Because the Company reported a net loss in each of the years in the three-year period ended December 31, 2003, only basic per share amounts have been presented for those years. Had the Company reported net income in 2003, 2002 and 2001, the weighted average number of shares outstanding would have potentially been diluted by 962,184, 2,634,382 and 2,672,506 stock options, respectively (not assuming the effects of applying the treasury stock method).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the carrying value of goodwill and other long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results may differ from those estimates.

Recently Issued Accounting Standards

In December 2003, the FASB issued Interpretation No. 46, (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The Company does not currently have any involvement with variable interest entities. Therefore, the initial adoption of the Interpretation did not have and will not have any impact on the Company’s consolidated financial statements.

In June 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. The provisions of SFAS 146 were effective for exit or disposal activities initiated after December 31, 2002. The Company decided to close its Swedish subsidiary in the first quarter of 2003 and a portion of this restructuring plan is being accounted for pursuant to SFAS 146 (see Note 3).

3. Restructuring and Related Impairment Charges

Restructuring and related asset impairment charges are comprised of €1,554 restructuring charges and €285 impairment charges totaling €1,839 for the year ended December 31, 2003.

a) Restructuring Charges

In the first quarter of 2003 the Company decided to close its Swedish subsidiary. Restructuring charges include contractual termination benefits that were paid to 39 employees affected by the closing (€1,076) and a provision for estimated costs that will continue to be incurred under an executory contract for its remaining term without economic benefit to the Company (€478). The contractual termination benefits were accounted for in accordance with SFAS 88. This provision for costs that will continue to be incurred for the duration of the executory contract is recorded at its estimated fair value in accordance with SFAS 146.

The pretax amounts for the restructuring charges are comprised of the following:

	Employee termination costs	Contract termination costs	Total
Liability balance at January 1, 2003	–	–	–
Initial charges	834	346	1,180
Additional charges	242	132	374
Payments made	(1,076)	(150)	(1,226)
Liability balance at December 31, 2003	–	328	328

b) Asset Impairment Charges

As a result of the closure of the Swedish facility, certain long-lived assets with a net carrying value of €158 have been abandoned and certain prepaid expenses of €127 no longer provided any future benefit to the Company. Accordingly, impairment charges totaling €285 have been recognized for the year ended December 31, 2003, to write-off these assets.

4. Foreign currency exchange gains and losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated monetary assets and liabilities into the functional currency of the respective entity. The Company has made advance payments for future wafer deliveries to silicon suppliers. Such advance payments are classified in the balance sheet line items "Prepaid expenses." The outstanding balance of the advance payments are refunded in proportion to the Company’s purchases of wafers. Such advances were previously treated similar to inventory and therefore considered as a non-monetary asset in the re-measurement process. In the second quarter of 2003, management determined that it was appropriate to treat these advance payments as “monetary assets” for purposes of re-measurement into Euro, with the resulting exchange gains or losses recorded in the statements of operations. Accordingly, certain prior period amounts presented have been revised to reflect this re-measurement process. Management believes that the impact of this re-measurement using the then current exchange rates applicable for those periods impacted (rather than the historical exchange rate at the time the Company entered into the relevant contracts) does not have a material effect on any financial statements previously issued.

5. Recovery (Write-down) of Investment

In the fourth quarter of 2001, the Company determined that its ability to recover the full amount of its investments in silicon supplier ESM was impaired. Accordingly the Company wrote off the investments in ESM. In March 2002, ESM was acquired by International Rectifier. As a result, the Company was able to subsequently recover €12.0 million and €0.3 million of its total investment in ESM in 2002 and 2003.

6. Income Taxes

Income (loss) before income taxes consists of the following:

	Year ended December 31,
	2003	2002	2001
Germany	(6,323)	(11,376)	(69,159)
Foreign	(6,283)	(4,858)	5,229
	(12,606)	(16,234)	(63,930)

The benefit (provision) for income taxes consists of the following:

	Year ended December 31,
	2003	2002	2001
Current taxes:
Germany	250	43	856
Foreign	(91)	1,685	(1,618)
Deferred taxes:
Germany	(8,287)	3,941	23,737
Foreign	314	357	(431)
	(7,814)	6,026	22,544

Although Dialog is a UK company, its principal operations are located in Germany and all of its operating subsidiaries are owned by its German subsidiary. Accordingly, the following information is based on German corporate tax law. The Company’s statutory tax rate for its German subsidiary is 25%. Including the impact of the solidarity surcharge of 5.5%, the federal corporate tax rate amounts to 26.375%.

A reconciliation of income taxes determined using the German corporate tax rate of 26.375% plus the after federal tax benefit rate for trade taxes of 11.225%, for a combined statutory rate of 37.6%, is as follows:

	Year ended December 31,
	2003	2002	2001
Expected benefit (provision) for income taxes	4,740	6,104	24,037
Foreign tax rate differential	(505)	(387)	395
Amortization of non-deductible goodwill and intangible assets	(41)	(41)	(494)
Write-down of investment	—	—	(1,163)
Valuation allowance on deferred tax assets	(11,804)	(118)	(560)
Others	(204)	468	329
Actual (expense) benefit for income taxes	(7,814)	6,026	22,544

Deferred income tax assets and liabilities are summarized as follows:

	At December 31,
	2003	2002
Property, plant and equipment	196	219
Net operating loss and tax credit carryforwards	24,284	27,400
Liabilities	5,640	—
Other	41	94
Valuation allowance	(12,329)	(631)
Deferred tax assets	17,832	27,082
Property, plant and equipment	(1,669)	(2,397)
Receivables	(4)	(38)
Liabilities	—	(124)
Deferred tax liabilities	(1,673)	(2,559)
Net deferred tax assets (liabilities)	16,159	24,523

At December 31, 2003, the Company has net operating loss carryforwards for federal income tax purposes in Germany of €61,696 which are available to offset future federal taxable income, if any, and have no expiration date. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In December 2003, the German government enacted new tax legislation, which among other things, limits the use of German tax-loss carryforwards to 60% of the taxable income for fiscal years starting from 2004 and thereafter. As a result of this change in tax law, the Company has re-evaluated its deferred tax asset position and the need for a valuation allowance. The assessment requires the exercise of judgment on the part of management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The assessment considered the weight given to cumulative losses incurred in Germany over the three-year period ended December 31, 2003, as well as detailed forecasts of taxable income in the foreseeable future. Although the Company forecasts generating future taxable income to approximate available tax-loss carryforwards, the change in tax law increases the forecasted number of additional years that future taxable income must be generated in order to fully realize these loss carryforward benefits. Pursuant to SFAS 109 and the inherent uncertainties in projecting future taxable income, management has concluded that it is more likely than not that a portion of our tax losses may not ultimately be realized. Consequently, the Company recognized an additional valuation allowance as of December 31, 2003 of €11,804, to reduce the carrying value of its net deferred tax assets to an amount that is more likely than not expected to be ultimately realized.

7. Additional Cash Flow Information

The following represents supplemental information with respect to cash flows:

	Year ended December 31,
	2003	2002	2001
Interest paid, net	14	9	83
Income taxes paid, net	372	911	7,622

8. Trade Accounts Receivable, net

The recorded trade accounts receivable for which an impairment has been recognized and the related allowance for doubtful accounts at December 31, 2003 and 2002 were €270 and €197, and €616 and €397, respectively.

The allowance for doubtful accounts developed as follows:

	Year ended December 31,
	2003	2002	2001
Allowance for doubtful accounts at beginning of year	397	439