Form 20-F/A
period 2003-12-31
DIALOG SEMICONDUCTOR PLC
filed 2004-03-12
CIK 1116581

Table of Contents

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 12, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
_______________

AMENDMENT No. 1 TO FORM 20-F

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

Item 17 [  ] Item 18 [X]

This Amendment No. 1 is being filed due to an electronic transmission error that occurred during the filing of Form 20-F, which resulted in Notes 8 through 20 to the Consolidated Financial Statements being omitted from Item 18. Accordingly, we include in this amendment Item 18 in its entirety.

Item 18. Financial Statements

Table of Contents

See the Consolidated Financial Statements and the Notes thereto.

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

The allowance for doubtful accounts developed as follows:

	Year ended December 31,
	2003	2002	2001
Allowance for doubtful accounts at beginning of year	397	439	1,036
Additions charged to bad debt expense	230	222	9
Write-offs charged against the allowance	(210)	(139)	(189)
Reductions charged to bad debt expense	(220)	(125)	(417)
Allowance for doubtful accounts at end of year	197	397	439

9. Inventories

Inventories are comprised of the following:

	At December 31,
	2003	2002
Raw materials	2,738	5,346
Work-in-process	5,026	5,131
Finished goods	5,478	4,030
	13,242	14,507

Cost of sales includes a provision for excess inventory of €1,930 and €10,689 for the years ended December 31, 2002 and 2001, respectively.

10. Marketable Securities

During the year ended December 31, 2003, the Company acquired debt securities with a maturity between four to seven months, which are classified as available for sale, for a total purchase price of €44,998. The aggregate costs, fair values, unrealized gains and losses per security class are as follows.

	Year ended December 31, 2003
	Cost	Fair value	Gain	Loss
Debt securities	44,998	44,900	—	(98)

11. Deposits and Prepaid Expenses

At December 31, 2002, the Company maintained deposits of $20 million with Chartered Semiconductor Manufacturing Pte., Ltd. (“Chartered”). These deposits were refunded to the Company in October 2003. In addition, the Company paid Chartered a total of $10 million in 2000 as an advance payment for future wafer deliveries and $2.5 million to another supplier. Such advance payments are classified in the balance sheet line items "Prepaid expenses". The outstanding balance of the advance payments is refunded in proportion to the Company’s purchases of wafers from these suppliers, and at this time, the Company expects to have the entire advance payments refunded. The amount of advance payments classified in Prepaid expenses on the consolidated balance sheet as current assets represents that the amount of advance payments expected to be refunded in the next twelve months.

12. Other long-term assets

Information with respect to changes to the company’s property, plant and equipment, net, intangible assets, goodwill, investments and deposits is presented in the consolidated Fixed Asset Schedule included herein.

Depreciation expense amounted to €12,611, €12,834 and €12,801 for the years ended December 31, 2003, 2002 and 2001, respectively.

13. Intangible assets

During the year ended December 31, 2003, the Company acquired software and licenses for a total purchase price of €618. The expected weighted average useful life of these assets is 3 years. During the year ended December 31, 2002, the Company acquired the CMOS imaging technology and associated CMOS Active Pixel Sensor (APS) patent portfolio from Sarnoff Corporation, a research and development institute, for a total purchase price of €3,008. The expected weighted average useful life of these patents is 9 years. Installment payments of, in total, €792 and €1,504 were paid in 2003 and 2002, respectively. A further installment is payable in cash or Company shares in 2004 when certain CMOS imaging sensors (“imagers”) have been successfully developed by Sarnoff. In addition, Sarnoff may be paid additional contingent consideration which will be determined as a percentage of the revenues received from sales of imagers used for camera applications and as an agreed sum for each imager used for cellular phone applications. Such contingent consideration is limited in absolute terms and has a fixed expiration date as specified in the purchase agreement.

The aggregate amortization expense for the years ended December 31, 2003, 2002 and 2001 was €2,073, €1,975 and €1,875, respectively. Amortization expense of the gross carrying amount of intangible assets at December 31, 2003 is estimated to be €1,476 in 2004, €935 in 2005, €551 in 2006, €487 in 2007 and €479 in 2008.

14. Accrued Expenses

The Company issues various types of contractual product warranties under which it guarantees the performance of products delivered for a certain period or term. The changes in the provision for those product warranties are summarized as follows:

	At December 31,
	2003	2002
Balance at beginning of year	115	125
Utilizations	(115)	(105)
Additions	135	95
Balance at end of year	135	115

15. Shareholders' Equity and Comprehensive Income

At December 31, 2003, Dialog had authorized 104,311,860 ordinary shares with a par value of £ 0.10 per share. Issued and outstanding were 44,068,930 ordinary shares.

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Year ended December 31,
	2003			2002			2001
	Pretax	Tax effect	Net	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized (losses) gains on available for sale securities	(98)	37	(61)	–	–	–	–	–	–
Unrealized (losses) gains on derivative financial instruments	253	(95)	158	(185)	69	(116)	(66)	24	(42)
Currency translation adjustment	(508)	142	(366)	(437)	150	(287)	170	–	170
Other Comprensive Income (loss)	(353)	84	(269)	(622)	219	(403)	104	24	128

In 2003, realized losses of €44 (net of €27 tax benefits) on the settlement of a derivative financial instrument were reclassified into net loss (see Note 18).

16. Stock-based Compensation

a) Stock option plan

On August 7, 1998, the Company adopted a stock option plan ("Plan") under which employees and directors may be granted from time-to-time, at the discretion of the Board, stock options to acquire up to 3,840,990 shares of the Company's authorized but unissued ordinary shares. On May 16, 2002 the shareholders of the Company approved a resolution increasing the maximum amount of stock options which may be granted by the company to 15%, after issue, of the Company's issued share capital. At December 31, 2003, 15%, after issue, of the Company's issued share capital amounted to 7,776,870. Stock options are granted with an exercise price not less than the estimated fair value at the date of grant. Stock options have terms of ten years and vest over periods of one to five years from the date of grant.

The fair value of all grants in the three-year period ended December 31, 2003 is estimated using the Black-Scholes option pricing model. The following weighted-average assumptions were used for stock option grants for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2003	2002	2001
Expected dividend yield	0%	0%	0%
Expected volatility	74%	106%	108%
Risk free interest rate	3.4%	3.7%	4.6%
Expected life (in years)	3.8	5	2.9
Weighted-average fair value of options granted (in €)	2.21	1.83	4.37

Stock option plan activity for the years ended December 31, 2003, 2002 and 2001 was as follows:

	Year ended December 31,
	2003		2002		2001
(prices in €)	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	2,634,382	3.62	2,672,506	3.78	2,849,778	14.01
Granted	2,050,180	3.37	124,060	2.33	1,193,460	6.86
Exercised	(76,828)	0.52	(79,174)	0.79	(159,006)	0.42
Forfeited	(204,004)	6.21	(83,010)	9.78	(145,106)	20.41
Cancelled	(991,460)	7.29	—	—	(1,066,620)	32.80
Outstanding at end of year	3,412,270	2.32	2,634,382	3.62	2,672,506	3.78
Options exercisable at year end	1,013,356	0.70	1,217,402	3.07	536,594	0.89

In June 2001, the Company's board of directors approved a resolution giving employees the right to cancel their options granted in June and October 2000. Employees elected to cancel a total of 250,040 options granted in June 2000 with an exercise price of €55 and 816,580 options granted in October 2000 with an exercise price of €26. In December 2001, approximately 1.0 million options were granted at an exercise price equal to fair value (at that date) of €7 per share.

In April 2003, the Company's board of directors approved a second resolution giving employees the right to cancel their options granted in 2000, 2001 and 2002. Employees elected to cancel a total of 991,460 options with a weighted average exercise of €7.29. In November 2003, approximately 2.0 million options were granted at an exercise price equal to fair value (at that date) of €3.45 per share.

The following table summaries information about stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31, 2003	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number Exercisable at December 31, 2003	Weighted-Average Exercise Price
€ 0.32 - 2.15	1,420,630	5.5	0.69	1,000,020	0.62
€ 3.00 - 9.00	1,991,640	9.9	3.47	13,336	6.04
€ 0.32 - 9.00	3,412,270	8.1	2.32	1,013,356	0.70

b) Employee Stock Purchase Plan

On March 26, 1998, in connection with the acquisition of the Company, the Company and its then majority owner, Apax Partners, adopted a Subscription and Shareholders Agreement under which employees and directors were invited at the discretion of the Board, to purchase up to 3,456,890 ordinary shares of the Company from Apax Partners or an established Employee Benefit Trust. The purchase price of the shares was equal to their estimated fair value on the date the employee or director subscribes for those shares. During the first quarter of 1999, the Trust acquired the remaining 668,800 ordinary shares from Apax Partners, which were not sold to employees or directors for purposes of distributing them to employees under the Employee Stock Purchase Plan or for distribution in connection with the exercise of employee stock options. At December 31, 2003, the Trust continued to hold 71,981 shares.

17. Commitments

The Company leases design software, all of its office facilities, office and test equipment, and vehicles under operating leases. Total rentals under operating leases, charged as an expense in the statement of operations, amounted to €7,581, €7,229 and €8,446 for the years ended December 31, 2003, 2002 and 2001, respectively.

Future minimum lease payments under rental and lease agreements which have initial or remaining terms in excess of one year at December 31, 2003 are as follows:

	2004	2005	2006	2007	2008	Thereafter
Operating leases	8,729	8,140	377	171	167	484

At December 31, 2003, the Company had an unused short-term credit line of €12,782. There are no amounts outstanding under this credit line at December 31, 2003.

18. Derivative Financial Instruments and Hedging Activities

a) Use of Financial Instruments

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

To hedge existing foreign currency exposure related to a $20 million deposit (see Note 11), the Company purchased foreign currency forward contracts in 2000 to effectively change the US Dollar deposits into Euro (€21.680) upon the expected return of the deposit as of December 31, 2003. These deposits were refunded to the Company in October 2003. Upon receipt of the deposit, the Company settled its currency hedging position related to this deposit and recognized a loss of €71 in the consolidated statement of operations.

In the fourth quarter of 2003, the Company entered into derivative financial arrangements with a bank (the "counterparty") that obligates the Company, if directed to do so by the counterparty, to purchase a total of $3,611 during the first half of 2004 at euro-dollar exchange rates ranging from 1.22 to 1.24. These arrangements do not qualify for hedge accounting treatment. Accordingly, the fair value of these derivative financial instruments, which are based on a Black-Scholes pricing model, are recognized on the balance sheet and the changes in fair value are recognized in earnings. At December 31, 2003, these transactions resulted in a net unrealized loss of €78 recognized in earnings. The Company does not believe these arrangements will have a material impact on its financial statements.

b ) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and /or duties of another party.

The carrying amounts and fair values of the Group’s financial instruments are as follows:

	At December 31,
	2003		2002
	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial instruments (other than derivative instruments)
Cash and cash equivalents	8,109	8,109	31,005	31,005
Marketable securities	44,900	44,900	—	—
Deposits	183	183	19,390	19,390
Derivative instruments (currency contracts)
Current assets	—	—	2,231	2,231
Current liabilities	78	78	—	—

The fair values of the forward foreign currency contracts in 2002 were based on reference exchange rates adjusted for the respective interest rate differentials.

19. Segment Reporting

The Company has one operating segment, which is the design and supply of semiconductor chips. The Company delivers its products to various market sectors and generates a substantial portion of its revenue from the wireless communications market; 75%, 71% and 77% of total revenues in the years ended December 31, 2003, 2002 and 2001, respectively.

Revenues by market sector consisted of the following:

	Year ended December 31,
	2003	2002	2001
Wireless communication	69,849	54,715	77,751
Automotive	7,896	6,074	5,923
Industrial	12,790	13,732	14,222
Other	2,358	2,583	2,623
	92,893	77,104	100,519

Revenues are allocated to countries based on the location of the shipment destination:

	Year ended December 31,
	2003	2002	2001
Germany	45,395	31,478	22,912
France	4,532	9,348	5,510
Sweden	206	319	16,169
United Kingdom	1,283	1,397	4,356
Other European countries	8,949	9,982	12,024
China	18,198	13,006	20,084
Malaysia	—	694	7,773
Other countries	14,330	10,880	11,691
	92,893	77,104	100,519

Following are the net carrying values of investments in property, plant and equipment by geographic location:

	At December 31,
	2003	2002
Property, plant and equipment
Germany	19,634	25,881
Japan	176	243
United Kingdom	358	683
USA	422	560
Sweden	—	434
	20,590	27,801

20. Transactions with Related Parties

Adtran Inc. (“Adtran”) holds a substantial ownership interest in the Company. The Company sells components to Adtran in the ordinary course of business. Revenues amounted to €2,343, €2,582 and €2,623, in 2003, 2002 and 2001, respectively. Net receivables due from Adtran were €297 and €306 at December 31, 2003 and 2002, respectively. Timothy Anderson, a member of the Company’s Board of Directors, is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as the Company’s legal adviser. Fees to Reynolds Porter Chamberlain for legal services rendered were €162, €268 and €159 in 2003, 2002 and 2001, respectively.