Form 20-F/A
DIALOG SEMICONDUCTOR PLC
filed 2004-08-20
CIK 1116581

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 20, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
_______________

AMENDMENT No. 2 TO FORM 20-F

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

Item 17 [  ] Item 18 [X]

This Amendment No. 2 is being filed to provide information required by ITEM 6 and ITEM 16D.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

C. Board Practices

EXEMPTIONS FROM LISTING STANDARDS

We rely on an exemption from the quorum requirement as set forth under Nasdaq Marketplace Rule 4350(f). This exemption was granted to Dialog on 1 August 2000. In lieu of following this quorum requirement, Dialog’s articles of association provides for quorum for any general meeting that is no less than two persons present in person or by proxy entitled to vote on the business to be transacted, which is in accordance with law, rule, regulation, and generally accepted business practices in Dialog’s home country of England and Wales.

Item 16D. Exemptions from the Listing Standards for Audit Committees

We rely on an exemption from the listing standard for audit committees as set forth under Nasdaq Marketplace Rule 4350(d)(2). This exemption was granted to Dialog on 1 August 2000. We do not believe that our reliance on this exemption would materially adversely affect the ability of our audit committee to act independently and to satisfy other requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934. In lieu of following this requirement on audit committee composition, Dialog’s audit committee consists of two independent members in accordance with law, rule, regulation, and generally accepted business practices in Dialog’s home country of England and Wales.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIALOG SEMICONDUCTOR PLC

Date: August 20, 2004

By: /s/ Roland Pudelko

Roland Pudelko

Executive Director, Chief Executive Officer and President