Form 20-F
DIALOG SEMICONDUCTOR PLC
filed 2005-04-15
CIK 1116581

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 2005
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON D.C. 20549
                                 ---------------

                                    FORM 20-F

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended DECEMBER 31, 2004

                         COMMISSION FILE NUMBER 5-59311

                                 ---------------

                            DIALOG SEMICONDUCTOR PLC
             (Exact name of Registrant as specified in its charter)

             NOT APPLICABLE                            ENGLAND AND WALES
 (Translation of Registrant's Name Into       (Jurisdiction of Incorporation
                English)                             of Organization)

                                 ---------------
                                 Neue Strasse 95
                     D-73230 Kirchheim/Teck-Nabern, Germany
                    (Address of Principal Executive Offices)

                                 ---------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                                          NAME OF EACH EXCHANGE
                TITLE OF EACH CLASS                        OF WHICH REGISTERED
----------------------------------------------------   -------------------------
ORDINARY SHARES OF GBP 0.10 PER SHARE REPRESENTED       NASDAQ NATIONAL MARKET
BY AMERICAN DEPOSITARY SHARES ORDINARY SHARES          FRANKFURT STOCK EXCHANGE


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

ORDINARY SHARES                                  46,068,930

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

Item 15.      Controls and Procedures

Item 16A.     Audit Committee Financial Expert

Item 16B.     Code of Ethics

Item 16C.     Principal Accountant Fees and Services

Part III

Item 17.      Financial Statements

Item 18.      Financial Statements

Item 19.      Exhibits

                           FORWARD-LOOKING STATEMENTS

This annual report contains "forward-looking statements". All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of general economic conditions and conditions in the semiconductor and telecommunications markets, exchange rate and interest rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, and the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate or sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume the obligations to update forward-looking statements.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE.

ITEM 3.  KEY INFORMATION

A.       SELECTED FINANCIAL DATA

We derived the following selected historical financial data from our consolidated financial statements. You should read the following selected financial data in conjunction with our consolidated financial statements and "Item 5. Operating and Financial Review and Prospects". We derived the selected historical consolidated financial information of Dialog Semiconductor Plc as of December 31, 2004, 2003, 2002, 2001 and 2000 and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 from our audited consolidated financial statements, which have been audited by KPMG Deutsche Treuhand Gesellschaft Aktiengesellschaft Wirtschaftsprufungsgesellschaft ("KPMG"). The audited consolidated financial statements for the years ended December 31, 2004, 2003, and 2002 are included elsewhere in this annual report.

Our audited consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP").

                                                                      YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------------------------
(IN THOUSANDS OF EURO, EXCEPT SHARE AMOUNTS)  2004              2003           2002               2001            2000
                                             ----------------------------------------------------------------------------
STATEMENT OF INCOME (LOSS) DATA:
Revenues                                     116,044           92,893           77,104          100,519          214,459
Cost of sales (1)                            (79,783)         (62,374)         (57,409)         (80,574)        (138,879)
                                            ----------------------------------------------------------------------------
GROSS MARGIN                                  36,261           30,519           19,695           19,945           75,580
Selling and marketing expenses                (6,237)          (4,197)          (4,149)          (4,054)          (5,672)
General and administrative expenses           (5,462)          (5,044)          (6,447)          (5,569)          (5,972)
Research and development expenses            (29,071)         (30,590)         (34,530)         (31,256)         (22,898)
Amortization of goodwill and                  (1,520)          (2,073)          (1,975)          (3,202)          (2,651)
 intangible assets
Restructuring and related impairment             (59)          (1,839)            --               --               --
  charges
                                            ----------------------------------------------------------------------------
OPERATING PROFIT (LOSS)                       (6,088)         (13,224)         (27,406)         (24,136)          38,387
Interest income, net                           1,081              757            1,121              898            1,940
Foreign currency exchange gains and             (726)            (454)          (1,918)           1,713            2,789
 losses, net
Recovery (write-down) of investment               54              315           11,969          (42,405)            --
                                            ----------------------------------------------------------------------------
RESULT BEFORE INCOME TAXES                    (5,679)         (12,606)         (16,234)         (63,930)          43,116
Income tax benefit (expense)                     (64)          (7,814)           6,026           22,544          (16,466)
                                            ----------------------------------------------------------------------------
NET INCOME (LOSS)                             (5,743)         (20,420)         (10,208)         (41,386)          26,650
                                            ============================================================================

Basic earnings (loss) per share                (0.13)           (0.46)           (0.23)           (0.94)            0.62
Diluted earnings (loss) per share              (0.13)           (0.46)           (0.23)           (0.94)            0.60

BALANCE SHEET DATA:
Cash and cash equivalents                     13,977            8,109           31,005           32,626           29,879
Working capital (2)                           67,144           71,857           56,082           50,438           70,605
Total assets                                 141,959          140,471          166,073          179,062          247,572
Shareholders' equity                         121,135          126,843          147,495          158,092          199,287

OTHER DATA:
Weighted average number of
 shares outstanding (in thousands):
Basic                                         44,025           43,951           43,888           43,788           42,669
Diluted                                       44,025           43,951           43,888           43,788           44,300
---------------

(1)      Includes  provision for excess  inventory of EUR 1,930 and EUR 10,689 for the years ended  December 31, 2002 and
         2001, respectively.

(2)      Current assets less current liabilities.

EXCHANGE RATE INFORMATION

The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US Dollars per GBP 1.00.

PERIOD                                      PERIOD END      AVERAGE(1)         HIGH            LOW
----------------------------------------- --------------- --------------- --------------- ---------------
YEAR
2000.............................              1.50            1.52            1.65            1.40
2001.............................              1.45            1.44            1.51            1.37
2002.............................              1.61            1.50            1.61            1.41
2003.............................              1.78            1.64            1.78            1.55
2004.............................              1.92            1.83            1.95            1.75
MONTH


October 2004.....................              1.83            1.81            1.84            1.78
November 2004....................              1.91            1.86            1.91            1.83
December 2004....................              1.92            1.93            1.95            1.91
January 2005.....................              1.89            1.88            1.91            1.86
February 2005....................              1.92            1.89            1.92            1.86
March 2005.......................              1.89            1.90            1.93            1.87
----------

(1)      The average of the noon buying rates on the last day of each period in question.


On April 7, 2005, the noon buying rate was $1.88 per GBP 1.00.

The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City in Euro as certified for customs purposes by the Federal Reserve Bank of New York expressed in US Dollars per EUR 1.00.


PERIOD                                      PERIOD END      AVERAGE(1)         HIGH            LOW
----------------------------------------- --------------- --------------- --------------- ---------------
YEAR
2000.............................              0.94            0.92            1.03            0.83
2001.............................              0.89            0.90            0.93            0.85
2002.............................              1.05            0.95            1.05            0.86
2003.............................              1.26            1.13            1.26            1.04
2004.............................              1.35            1.24            1.36            1.18
MONTH


October 2004.....................              1.27            1.25            1.28            1.23
November 2004....................              1.33            1.30            1.33            1.27
December 2004....................              1.35            1.34            1.36            1.32
January 2005.....................              1.30            1.31            1.35            1.30
February 2005....................              1.33            1.30            1.33            1.28
March 2005.......................              1.30            1.32            1.35            1.29
----------

(1)      The average of the noon buying rates on the last day of each period in question.

On April 7, 2005, the noon buying rate was $1.29 per EUR 1.00.

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

  WE HAVE NOT BEEN PROFITABLE FOR THE LAST FOUR FISCAL YEARS, AND THERE IS NO
                 GUARANTEE THAT WE WILL RETURN TO PROFITABILITY

While we reported an operating profit and net income for the 2000 fiscal year, we incurred net losses of EUR 5,743,000, EUR 20,420,000, EUR 10,208,000 and EUR 41,386,000 for fiscal years 2004, 2003, 2002 and 2001, respectively. We cannot assure you that our net losses will not continue or increase in the future or that we will return to being profitable. Please see "Item 3. Key Information" and "Item 5. Operating and Financial Review and Prospects" for information regarding our financial condition.

              OUR REVENUES, PROFITABILITY AND GROWTH COULD DECLINE
            IF THE GROWTH OF THE WIRELESS COMMUNICATIONS MARKET SLOWS

We derive a substantial portion of our revenue from the wireless communications market, which experienced difficult conditions in 2001, 2002 and the first half of 2003. Our revenues from wireless communications applications accounted for 78%, 75% and 71% in the years ended December 31, 2004, 2003 and 2002. Our revenues  increased 25% from EUR 92.9  million for the year  ended  December 31,
2003 to  EUR 116.0   million for the year ended  December 31, 2004 and 20% from
EUR 77.1 million for the year ended December 31, 2002 to EUR 92.9 million for the year ended December 31, 2003, primarily due to new products introduced to volume production with more functionality and accordingly, higher selling prices. Worldwide sales of cellular handsets increased in the second half of 2003 and 2004 (particularly in Asia), but we can give no assurance that this trend will continue. In future periods, conditions in the wireless communications market may fluctuate, which could result in either growth or decline. Conditions in the wireless communications market may be influenced by numerous factors, including:

o        national and regional regulatory environments;

o        general economic conditions;

o        advances in competing telecommunication and information technologies;

o        manufacturing capacity; and

o        perceived health risks to cellular phone users.

Any significant constraints on the growth of, or downturns in, the wireless communications market could have a negative effect on our future revenues and profit growth.

               WE MAY BECOME A PASSIVE FOREIGN INVESTMENT COMPANY

We may become a passive foreign investment company. Whether we become a passive foreign investment company will depend, among other things, upon the amount of our passive income and the value of our passive assets, the growth in our business revenues and our market value in the future. Since goodwill represents a substantial part of our non-passive assets, changes in the market value of our shares, which have been significant and could continue to be significant, can cause us to become a passive foreign investment company. If we become a passive foreign investment company, US holders would be subject to additional US taxes under special US federal income tax rules. See "Item 10. Additional Information-US Federal Income Taxation-Passive Foreign Investment Company".

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

          THE SEMICONDUCTOR INDUSTRY IS HIGHLY CYCLICAL IN NATURE, AND
                      THIS RESULTS IN PERIODIC OVERCAPACITY

The semiconductor industry has historically been highly cyclical and, at various times, has experienced significant economic downturns characterized by production over-capacity, reduced product demand and erosion of average sale prices. We and many of our competitors have historically expanded during periods of increased demand, resulting in overcapacity. See "Item 4. Business Overview-Industry Background."

          WE FACE INTENSE COMPETITION, AND IF WE ARE UNABLE TO COMPETE
                      EFFECTIVELY, WE COULD LOSE CUSTOMERS

Many  of  our  direct  and   indirect   competitors   are  major   international
semiconductor companies with substantially greater technical, financial and marketing resources and name recognition. In addition, in the future we may face increased competition from smaller, niche semiconductor design companies. Further, some of our customers could decide to satisfy their applications specific integrated circuit ("ASIC") and application specific standard product ("ASSP") demands through in-house design and production. We compete with these competitors primarily on the basis of the following attributes:

o        price;

o        design cycle time;

o        reliability;

o        performance;

o        customer and logistical support; and

o        reputation.

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

A material production delay, limitation or other detrimental effect on production at one of our principal foundries could result in a material loss of revenue until such production is restored or until the affected product lines are transferred to another foundry. A foundry's production can be delayed, limited or detrimentally affected by, among other things:

o        difficulties in the manufacturing process;

o        the complexity of individual designs;

o        failure of suppliers to meet delivery dates;

o        shortages in raw materials or silicon impurities; and

o        other factors or circumstances outside our control.

We also outsource our wafer assembly services, including bonding and packaging, to selected assemblers in Europe and Asia. If we lose one or more of our assemblers or if any assembler fails to meet its delivery dates, fails to meet quality standards set by us, limits production volumes or increases prices due to capacity constraints, we could experience significant delays and loss of production, which could result in a material loss of revenues. For more information on outsourcing of production and assembly of our products, see "Item
4. Information on the Company-Our Product Cycle-Manufacture of Wafers".

OBTAINING ACCESS TO MANUFACTURING CAPACITY AT SEMICONDUCTOR MANUFACTURING PLANTS
    MAY BECOME INCREASINGLY DIFFICULT AND COULD RESULT IN HIGHER COSTS AND A
                           MATERIAL LOSS OF REVENUES

We outsource our silicon wafer fabrication and, therefore, access to semiconductor manufacturing plants, or "fabs", is necessary to our business. Access to fabs, however, may become increasingly difficult in future years as the semiconductor industry continues to grow. If we are unable to obtain access to sufficient manufacturing capacity at fabs, we could experience significant delays or a loss of production, which could result in a material loss of revenues. Additionally, if there is a shortage of available manufacturing capacity at fabs, we may have to pay more for the manufacture of silicon wafers.

    WE CURRENTLY DEPEND ON A FEW CUSTOMERS FOR A SUBSTANTIAL PORTION OF OUR REVENUES, AND THE LOSS OF ONE OR MORE OF THESE CUSTOMERS MAY RESULT IN A
                        MATERIAL DECLINE IN OUR REVENUES

We derive a substantial portion of our revenues from a relatively small number of wireless communications manufacturers that require high performance, low cost semiconductor products. Sales to two customers individually accounted for 65% and 61% of total revenues in 2004 and 2002, respectively. Sales to one customer individually accounted for 65% of total revenues in 2003. Our revenues declined for the years ended December 31, 2002 and 2001, primarily as a result of significantly reduced revenue from one major customer. Although revenues increased in 2004 and 2003, respectively, the further loss of revenue from one or more major customers would result in a material decrease in our revenues in future periods. In addition, because we depend on a relatively small, focused customer base, we are exposed to downward pricing pressures from those customers.

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

Our ASICs form part of larger complex products such as cellular phones and airbag sensors. Defects in our ASICs, or in the electronic systems of which they are part, may directly or indirectly result in damage to third parties' property, physical injury or even death. If such defects occur, they may result in:

o        product liability claims;

o        expensive and time-consuming modifications;

o        damaged customer relationships;

o        damage to our reputation; and

o        loss of market share.

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

We sell our products primarily in Europe, Asia and the United States. Our operations are subject to risks inherent in international business activities, including:

o        general economic conditions in each country;

o        costs of complying with a variety of regulatory environments;

o currency conversion risks and the effect of fluctuations in currency exchange rates;

o        taxation by multiple government entities;

o        tariffs and other trade barriers; and

o        staffing and managing foreign operations.

We conduct our business primarily in Euro, which is financial statement reporting currency, and US Dollars. We may be unable to match US dollar inflows and outflows adequately, which increases our exposure to changing exchange rates. Please see "Foreign Currencies" under "Item 5. Operating and Financial Review and Prospects" for further information on the impact of exchange rates.

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

     OUR FUTURE OPERATING RESULTS COULD BE MATERIALLY AFFECTED IF JUDGMENTS UNDERLYING ANY OF OUR ACCOUNTING POLICIES WERE TO SIGNIFICANTLY CHANGE

A number of our accounting policies involve judgments about various factors, including our financial and operating condition, the wireless communications industry and general economic conditions. There is a reasonable likelihood that our future operating results could be materially affected if the conditions or assumptions on which our judgments are based were to significantly change. See "Item 5. Operating and Financial Review and Prospects-Critical Accounting Policies and Related Uncertainties".

ITEM 4.  INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

Dialog Semiconductor Plc ("Dialog" or the "Company") is a public limited company constituted under the laws of England and Wales. Our business originated from the European activities of International Microelectric Products, Inc., a US company active in the semiconductor industry. On May 20, 1985, International Microelectric Products, Inc. incorporated IMP (Europe) Limited as a private limited company registered in England and Wales. At the end of 1989 and the beginning of 1990, Daimler-Benz AG, now DaimlerChrysler AG, acquired IMP (Europe) Limited, which became part of a Daimler-Benz AG subsidiary, Temic Telefunken microelectronic GmbH, now Conti Temic microelectronic GmbH ("Conti Temic"). In March 1998, three of our major shareholders, Apax Partners & Co. Ventures Ltd. and Apax Partners & Co, Germany II L.P. (together "Apax Partners"), Adtran, Inc. ("Adtran") and Ericsson provided funding to finance our buyout of the business from Daimler-Benz AG (now DaimlerChrysler AG). These shareholders contributed approximately EUR 28.0 million in cash in exchange for ordinary shares in the amount of EUR 5.3 million, additional paid-in capital in the amount of EUR 5.3 million and cumulative redeemable preference shares in the amount of EUR 17.5 million. We then acquired our predecessor business for EUR 28.0 million. In connection with this acquisition, Apax Partners transferred some of its shares to members of management and the board of directors of our company and transferred additional shares then owned by it into the Dialog Seminonductor Plc Employee Benefit Trust (the "Trust") (a Jersey trust established to purchase our shares from and sell our shares to our employees and directors).

Our head office is located near Stuttgart, Germany and we have additional offices in Swindon, UK; Clinton, New Jersey, USA; San Diego, California, USA; Graz, Austria; Tokyo, Japan; Taipei, Taiwan; and Heidelberg and Munich, Germany. Our principal executive office is located at Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany, Tel: 0049 7021 805-0. Our agent for US federal securities law purposes is Dialog Semiconductor, Inc., Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

B.       BUSINESS OVERVIEW

Dialog is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. A "fabless" company is one that outsources the production of silicon wafers. Our expertise in mixed signal design, with products manufactured entirely in Complimentary Metal Oxide
Semiconductor ("CMOS") technology, enhances the performance and features of wireless, hand-held and portable electronic products. Our technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to us for approval and testing before delivery to the customers. Our strong track record in delivering qualified and tested products directly to the world's leading wireless handset manufacturers is a result of shipping over 500 million successful audio-CODEC (a coding/decoding device) and power management chips for cellular phones. The technology that optimizes power usage, processes audio signals, and converts analog or digital data in wireless handsets is also providing competitive solutions in automotive and industrial applications. With this experience of delivering mixed signal circuits in CMOS semiconductor technology, Dialog is enabling advanced applications and features in consumer electronics products and other systems. In 2002 and 2003, we extended the reach of our technology by introducing components and systems for embedding advanced digital camera and video capability in portable electronic products. In 2003, we developed a family of devices which drive color displays in wireless handsets. These color STN (super-twisted nematic) liquid crystal display (LCD) drivers were introduced to the market and shipped in volume production during 2004. In power management, we launched the DA9030 in May 2004, the first integrated power management IC (PMIC) to support the Wireless Intel SpeedStep(R) technology. In 2004 we also announced a long-term collaboration with Carl Zeiss, a world leader in the optical and optoelectronics industry, to develop and market modules for high quality camera phones.

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

OUR SOLUTION

We develop and supply mixed signal components and system level solutions for wireless communications, automotive and industrial applications. Our technology expertise addresses power management, audio-CODECs and imaging. We have developed a considerable reputation among our customers in creating innovative, customer-specific solutions in 100% CMOS technology-fully tested and delivered quickly to achieve competitive time-to-market objectives.

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

Our objective is to be the leading global supplier of lowest power, highest quality, mixed signal components and system level solutions to the wireless and automotive markets. To meet these objectives, we have developed a clearly focused strategy.

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

MARKET STANDARD PRODUCT SOLUTIONS

Aside from our primary focus on ASICs, we believe that we can adapt some of our solutions to more than one customer and offer ASSPs. By engaging in basic corporate identity and brand development activities in the engineering and design community worldwide, in prior years we laid the foundations for marketing ASSPs to a broader customer base than we have previously had.

EXPAND ENGINEERING EXPERTISE

We recognize that one of our key strengths lies in the engineering expertise of our employees in design, product development and testing. Due to the increasing complexity of mixed signal design and production, it is essential to our ongoing success that we attract, develop and retain key engineering personnel. We intend to continue to meet this challenge by offering our technical staff a variety of ongoing educational and career opportunities, combined with performance incentives and by actively recruiting additional highly skilled individuals. See "-Sales and Marketing" below. One example is the announcement of the availability of a brand new range of color liquid crystal display (LCD) drivers providing real innovation for the mobile phone display market in 2004. Delivered as standard parts ready for production, the DA89xx family delivers superior color performance and low power consumption, while providing mobile phone handset makers the flexibility to customize display parameters for creating differentiation.


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

SELECTIVELY EXPAND GLOBAL CAPABILITIES

We have successfully developed a strong, focused customer base in Europe and Asia. In order to support and service our growing customers, we will consider expansion through organic growth and selected acquisitions. To this end, we have established design centers in Graz, Austria and Tokyo, Japan. Also, to support our growing customer base in greater China we recently, in the first quarter of 2005, opened a new office based in Taipei, Taiwan. This means we can support our customers close to where they need us. Such direct local support is highly valued by our customers and complements their development activities. In addition to global presence, effective development work in small teams is one of the most important benefits of our business model. The individual design centers frequently exchange know-how enabling them to focus on innovative design work and, using uniform design software and IT infrastructure, drive product developments forward at multiple locations simultaneously. See "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources".

OUR PRINCIPAL PRODUCTS

We focus on the production and supply of mixed signal ASICs and ASSPs for the cellular communications market and, to a lesser but increasing extent, for the automotive electronics market. We also supply ASICs for other consumer and industrial applications in the lighting systems and data communications markets. Revenues from our wireless communications applications accounted for 78% of our total revenues for the year ended December 31, 2004, 75% of our total revenues for the year ended December 31, 2003 and 71% of our total revenues for the year ended December 31, 2002. Revenues from our industrial applications sector were 12% of total revenues for the year ended December 31, 2004, 16% of total revenues for the year ended December 31, 2003 and 21% of our total revenues for the year ended December 31, 2002. Revenues from our automotive applications sector were 10% of our total revenues for the year ended December 31, 2004, 9% of total revenues for the year ended December 31, 2003 and 8% of our total revenues for the year ended December 31, 2002.

Our products are categorized as follows: power management and audio ICs, camera modules, liquid crystal display drivers and ASICs.

For the year ended December 31, 2004, approximately 56% of our revenues originated from Europe (of which approximately 26% originated outside Germany), 36% originated from Asia and 8% originated from North and South America. For the year ended December 31, 2003, approximately 65% of our revenues originated from Europe (of which approximately 25% originated outside Germany), 27% originated from Asia and 8% originated from North America. For the year ended December 31, 2002, approximately 68% of our revenues originated from Europe (of which approximately 40% originated outside Germany), 24% originated from Asia and 7% originated from North America.

POWER MANAGEMENT AND AUDIO ICS

The power management subsystem within the phone controls the power supply to all of the functions in the phone ensuring power is used most efficiently and that all the functions have the optimum operating environment.

Our power management functions include Smart Mirror(TM) LDO (low dropout voltage) regulators, high efficiency buck and boost converters, programmable multiple chemistry battery chargers for all common battery technologies like NiMH, L ion and polymer. Our patented Smart Mirror(TM) technique, which we introduced in 2003, allows product designers to minimize current consumption and simplify their designs by eliminating `power-down' modes. This was first introduced in our DA9010 integrated GSM/GPRS audio and power controller. Developed in collaboration with Intel Corporation, the DA9010 provides all the necessary power management and high performance audio functions for the phone handset chip design, offering a level of integration not previously available in this class of device.

The audio part of our ICs is an important part of systems such as mobile phones, since it determines voice quality. Based on an audio CODEC (coding /decoding device), it provides the interface between analog signals (such as the human voice) and the digital data processing circuits inside the system. Our advanced audio CODEC functions have up to 24-bit capability for digital audio player algorithms like MP3 and beyond, and are based on Dialog's own digital signal processing (DSP) designs optimized for minimum power consumption and silicon area. A range of high performance analog interfaces for microphones, loudspeakers and line drivers supports these audio codecs.

In addition to standard products, our power management and audio functions are also available to customers as application specific ICs (ASICs) as we have been able to continue these two functions on a single circuit. The power management functions are also used in ASICs for automotive electronics and industrial lighting systems.

We continue to develop new power management products such as the DA9030 and DA9011 introduced during 2004.


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

The unique XDR(R) (extended dynamic range, one of our registered trademarks) technology in our image sensors ensures clear images are captured under widely contrasting ambient light, offering the best class of performance in low light conditions. Key features of our image sensor technology include:

o        Superior video in outdoor uncontrolled lighting

o        High confidence image capture

o        Fast response

o        Very low power and low voltage requirements

o        High resolution still and streaming video modes

Our advanced embedded camera-on-a-chip products range from stand-alone CMOS image sensors to the complete module consisting of sensor, image DSP, lens, housing and connector. The high sensitivity and processing capability down to each pixel make our image sensor technology the ideal choice for automotive systems, for which near real-time response is required.

In 2004 we announced our collaboration with Carl Zeiss Corporation to initiate a program of camera module development utilizing the best of our image sensor and processing technology, and combining it with a high quality lens in an extremely small package using optics from Carl Zeiss.

LIQUID CRYSTAL DISPLAY DRIVERS

In 2004 we announced availability of a new range of color liquid crystal display
(LCD) drivers providing real innovation for the mobile phone display market. Delivered as standard parts ready for production, the DA89xx family delivers superior color performance and low power consumption, while providing mobile phone handset makers the flexibility to customize display parameters for creating differentiation.

Our family of color display drivers is specially developed for the growing number of wireless handsets with high-resolution color displays and also with dual displays. The color STN (super-twisted nematic) liquid crystal display
(LCD) drivers provide resolution of up to 65,000 colors, and address a demand for higher performance full color, high speed moving images using MLA (multi-line addressing) LCD technology. This ensures faster response time compared to conventional passive matrix displays, and high-speed moving images are supported while maintaining very low power consumption.

Products include the new DA8912A and DA8913A, which incorporate fully integrated graphic display memory with high speed interfaces and various power management functions to enable a single, low power chip for managing the display in next generation mobile phone handsets and portable electronic products. The devices offer fast display graphic transfer rates, supporting moving images


APPLICATION SPECIFIC ICS

Our background in developing ASIC (application specific integrated circuit) solutions for wireless, automotive and industrial products allows us to rapidly develop leading-edge application specific solutions for our customers based on proven in-house technology and the latest CAD (computer-aided design) tools.

In CELLULAR PHONES for example, we have developed over 50 different power management designs for the world's leading cellphone manufacturers. Our ASICs are becoming ever more integrated with many power management functions on the chip - such as high performance LDOs (low drop out voltage regulators), high efficiency AC-DC converters, complete battery charging circuits, programmable LED drivers and USB interfaces. For sophisticated audio capability, we have also successfully integrated audio functions on to the same chip - exploiting the complementary nature of power and audio sub-systems.

In AUTOMOTIVE ELECTRONICS, our ASICs control safety, engine management, and comfort electronics for the top automobile manufacturers. This exploits Dialog's competence in power management systems and mixed signal design, together with knowledge of integrating high performance analog circuits and high-density digital logic and high voltage circuits on a single chip in a standard CMOS process. Our partnership with leading automotive equipment suppliers has also resulted in developing chips able to connect directly to high voltage circuits of up to 40V.


In INDUSTRIAL SYSTEMS, our single chip solutions integrate high voltage low power circuits for electronic ballasts used to control fluorescent lamps. Our customers are using ASICs that integrate, for example, the functionality of power factor correction circuits, lamp management circuits, and half bridge driver. Our expertise in the integration of these circuits forms the basis of highly integrated control chips for smart power electronic systems in other applications such as computer and mobile communications systems. Dialog's solution is ideal for instances where the chip must be highly integrated yet have the ability to control high voltages intelligently using digital circuits on the same chip.


Our ASIC solutions are manufactured by leading foundry partners, with which we work in true partnership to ensure our customers can access both the latest CMOS processes, as well as foundry capacity. This enables our customers to meet both costs and time-to-market objectives for their products. We also have our own process engineers in-house to ensure our customers benefit from extracting the optimum capability from a process.

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

OUR PRODUCT CYCLE

We design, develop and supply mixed signal ASICs and ASSPs. We outsource the actual manufacture of wafers and assembly to selected foundries and assemblers. Once the manufacture and assembly have been completed, all of our products are tested, the large majority in-house, before final delivery to our customers. A description of our process from design to delivery can be summarized as follows:

o        design and development;

o        manufacture of wafers;

o        assembly;

o        testing; and

o        delivery.

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

DESIGN AND DEVELOPMENT

Our engineering group consists of 157 professionals (as of December 31, 2004) with mixed signal ASIC experience. We use design tools from Cadence Design Systems, Inc. to increase design automation and top level simulation to identify system design incompatibilities at an early stage. Furthermore, we base our production around a standard CMOS semiconductor technology process in order to focus the design efforts more effectively. See "Manufacture of wafers" below. Aside from our primary focus on ASICs, we believe that we can adapt some of our solutions to more than one customer and offer ASSPs. By engaging in basic corporate identity and brand development activities in the engineering and design community worldwide, in prior years we laid the foundations for marketing ASSPs to a broader customer base than we have previously had.

We believe we offer our clients a significant advantage through our ability to rapidly develop mixed signal ASIC and ASSP designs. This ability has been fostered through many years of design experience and a highly skilled engineering staff. We keep track of evolving design elements through our design library database. We achieve rapid design cycles through our strategy of modifying and reusing previously designed building blocks. We use the CR16B, a 16 bit microprocessor core which we acquired under a license of indefinite duration in 2000. This core, which utilizes the CompactRISC(TM) architecture developed by National Semiconductor for embedded applications that are integrated with other functions on a single integrated circuit, provides a high performance, general purpose, flexible and power efficient platform that can be used in a wide variety of designs. This technology enables us to develop system-on-chip ("SOC") designs combining analog, digital and microcontroller functions. We have successfully integrated circuits combining complex digital functions including eFlash, which can simultaneously handle 40V in a 0.35-u technology.

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

We have adopted a strategy of outsourcing our wafer production to selected foundries with a demonstrated ability to provide high quality products on tight deadlines. The principal foundries we currently use are Chartered Semiconductor Manufacturing Pte., Ltd. in Singapore ("Chartered"), X-FAB UK Ltd. ("X-FAB"), Taiwan Semiconductors Manufacturing Co., Ltd. ("TSMC") and CSMC Manufacturing Co. Ltd in China ("CSMC"). In 2004, we outsourced our wafer production as follows: approximately 39% with Chartered, 49% with TSMC, 8% with CSMC, 3% with X-FAB and 1% with other.

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

We may, from time to time, reserve capacity in a foundry. We have entered into supply agreements with Chartered and X-FAB. Under the terms of the Chartered agreement, we maintained deposits totalling $20 million with Chartered which guaranteed access to certain quantities of sub-micron wafers through fiscal 2003. These deposits were refunded to the Company in October 2003. For more information on our agreement with Chartered, see "Item 5. Operating and Financial Review and Prospects-Liquidity and Capital Resources - Off Balance sheet Arrangements and other commitments" and Note 11 to the consolidated financial statements. In 2002 we have made an advance payment of $2.5 million to guarantee access to foundry capacity with X-FAB.

ASSEMBLY

We also outsource final assembly. During the standard assembly process, a wafer is sawed, the individual chips are mounted on lead-frames and substrates and then connected via bond wires. Finally there will be an encapsulation process which protects the chip against environmental stress. There is a large group of subcontractors who service this market. We have qualified the following eight assemblers: Orient Semiconductor Electronics, Ltd (Taiwan), Carsem Semiconductor Sdn. Bhd. (Malaysia), Circuit Electronic Industries Public Co., Ltd. (Thailand), AIT Pte Limited (Singapore), ASE Inc. (Taiwan and Korea), King Yuan Electronics Co. Limited (Taiwan), Siliconware Precision Industrie Co., Ltd (Taiwan) and Hana Microelectronics Public Co.,Ltd. (Thailand). Completely assembled ASICs are returned to us for final testing before delivery to the customer. We view our quality assurance role as critical in order to ensure the success of a business model that incorporates strategic outsourcing.


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

SALES AND MARKETING

At December 31, 2004, we had a direct sales staff of 22, of which eleven are based in Germany, five in the United Kingdom, two in the United States three in Japan and one in Taiwan.

We occasionally use a limited number of independent sales representatives in our coverage efforts. In 2004, we generated more than 90% of our revenues from sales directly to customers through our regional sales offices and less than 10% of our revenues from sales through representatives. Our marketing department is responsible for new market research and development, competition analysis and identifying new target applications. This ensures that we retain an application focus on the wireless communications and automotive sectors in addition to the customer focus of our sales team.

Our  marketing   department   provides  input  to  senior  management  in  their
development of strategic planning and business guidelines. This ensures that our strategy is focused on defined goals.

INTELLECTUAL PROPERTY

We  attempt  to  protect  our  intellectual  property  and  know-how  through  a
combination  of  patents,   copyrights,   trade  secret  laws,   trademarks  and
confidentiality agreements with our customers, suppliers, employees and consultants. In the past and to some extent at present, we have created specialized designs of mixed signal ASIC device products, which are designed according to customer specifications. As our designs are customer-specific, they remain the intellectual property of our customers, thereby limiting our ability to patent such inventions. However, where such limitations do not exist, we have begun and will continue to obtain more patents covering some basic concepts in our production fields. During the year ended December 31, 2002, we acquired a CMOS imaging patent portfolio from Sarnoff Corporation and were granted another 6 patents. In 2003 and 2004 we have been granted 29 patents. In addition, we currently have more than 150 patents and patent applications pending for various ASIC applications. We intend to apply for patents, including those for ASSPs, whenever practicable in the future. Operating in an industry in which competitive position is determined by the ability to maintain a leading edge in technology, we depend substantially on patents and new manufacturing processes.

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

In general, we compete primarily on the basis of price, design cycle time, reliability, performance, customer and logistical support and reputation. Our ability to compete successfully depends on factors both within and beyond our control, including successful and timely development of new products, availability of future-oriented manufacturing process technologies, product performance and quality, manufacturing yields and product availability, customer service, pricing, industry trends and general economic trends. Many of our direct and indirect competitors are major international semiconductor companies with substantially greater technical, financial and marketing resources and name recognition. In addition, in the future we may face increased competition from smaller, niche semiconductor design companies. Further, some of our customers could decide to satisfy their ASIC demands through in-house design and production. See "Item 3. Key Information-Risk Factors-We face intense competition, and if we are unable to compete effectively, we could lose customers".

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

C.       ORGANIZATIONAL STRUCTURE

                                                                                        PROPORTION OF
                                                                   COUNTRY OF        OWNERSHIP INTEREST
NAME AND REGISTERED OFFICE              AREAS OF BUSINESS         INCORPORATION             (IN %)
------------------------------- ---------------------------------- ---------------- --------------------
Dialog Semiconductor GmbH       Acquisition, sale and marketing    Germany                  100
                                of microelectronic products,
                                especially of ASICs

Dialog Semiconductor (UK)       Design, development and sale of    England and              100
Limited                         semiconductor components           Wales

Dialog Semiconductor, Inc.      Design, development and sale of    United States            100
                                semiconductor components

Dialog Semiconductor K.K.       Design, development and sale of    Japan                    100
                                semiconductor components

D.       PROPERTY, PLANTS AND EQUIPMENT

Dialog and its wholly-owned subsidiaries currently use the following properties:


                                                                  APPROXIMATE
LOCATION                      TENURE            TERM               AREA (M2)           PRINCIPAL USE
--------------------------- ----------- ---------------------- ----------------- ------------------------
Building 15 and 5C,         Leasehold   Fixed until December        5,821        Company
Neue Strasse 95,                        31, 2005                                 headquarters, office
Kirchheim/Teck-Nabern,                                                           operation for
Germany                                                                          design, marketing
                                                                                 and testing

Industriestrasse 1,         Leasehold   Five years, fixed until       530        Office operation for
Munich/Germering,                       September 30, 2005                       design
Germany                                 with option for a
                                        further five year
                                        period

Mannheimer Strasse 1,       Leasehold   Fixed until June              481        Office operation for
Heidelberg,                             30, 2006 with option                     design
Germany                                 for a further five year
                                        period

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

16870 West Bernardo Drive   Leasehold   Fixed until  February 1,       21       Office operation for sales
San Diego                               2006,  with option for a
California                              further one year
USA                                     period

Kishimoto Bldg 10F          Leasehold   Fixed until June              391        Office operation for sales,
2-2-1, Marunouchi,                      30, 2009                                 marketing and design
Chiyodaku,
Tokyo, 100-0005
Japan

809 Room, No 689            Leasehold   Fixed until  December                    Office operation for sales
Sec 5, Zhongxiao Rd                     31, 2005                                 and marketing
Xinyi District
Taipei City 110
Taiwan ROC


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

                                EXECUTIVE SUMMARY

We are a global supplier of power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific integrated circuits for wireless, automotive and industrial applications. To date, we have shipped over 500 million integrated circuits for cellular phones. We operate in intense competitive markets and our customers select us based upon numerous factors including price, design cycle time, reliability and performance. Our customers purchase our products through periodic orders made throughout the year. The prices paid for each type of product or design are generally agreed with customers on an annual basis for specified volumes of each design ordered by the customer during the year. Potential price reductions in subsequent years are typically offset by lower production costs as a result of improved yields, lower wafer costs or smaller chip sizes.

Critical success factors for us include the continued growth in the worldwide market for cellular handsets, the completion of our new designs on a timely basis, customers acceptance and implementation of our designs in large-scale production, and continued demand from our key customers for the development of new products. Partnerships with companies at all levels of business are important for our success in a market dominated by major international semiconductor companies. We rely on our fabless business model that enables us to focus our research and development activities, which are essential for us to respond to our customers' cutting edge silicon solutions requirements and also maintain our competitiveness in our market. Consequently, it is critical for us to make significant and ongoing cash expenditures to fund our research and development activities. We have also made significant investments in long-lived assets, primarily for our in-house test equipment.

We have a significant amount of liquid assets on hand, primarily from the remaining sales proceeds from the issuance of our ordinary shares in 1999 and 2000, cash generated from operations in previous years and recoveries of certain of our investments and deposits. Substantially all of our near term future cash inflows are expected to come from the sale of our products. We generally collect cash from our customers within 58 days after product delivery. However, we derive a substantial portion of our revenues from a relatively small number of wireless communications manufacturers. Sales to two customers individually accounted for 65% of total revenues in 2004. Therefore, the main action we are taking to minimize the risk of this dependency is developing new products for new customers; such new products include a range of color liquid crystal display drivers, image sensors and camera modules. Material opportunities we envision include growth in our main market, cellular handsets, based on the expected transition to 3G, and a further worldwide growth in semiconductor sales, especially in Asia. However, our revenues, profitability and growth could decline if the growth in these markets slows.

We believe that our key performance indicators are revenues, gross margin and research and development costs, thereby being the main driver of our operating profit or loss. Accordingly, our Board of Directors and management use operating profit as a measure of performance.
                              RESULTS OF OPERATIONS

The following table sets forth historical consolidated statements of operations of Dialog for the fiscal years ended December 31, 2004, 2003 and 2002 in thousands of Euro and as a percentage of revenues.

                                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------
                                                           2004               2003              2002
                                                    --------------------------------------------------------
                                                                  %                  %                 %
Revenues                                              116,044    100.0     92,893   100.0    77,104  100.0
Cost of sales                                         (79,783)   (68.8)   (62,374)  (67.2)  (57,409) (74.4)
                                                    --------------------------------------------------------
GROSS MARGIN                                           36,261     31.2     30,519    32.8    19,695   25.6
Selling and marketing expenses                         (6,237)    (5.3)    (4,197)   (4.5)   (4,149)  (5.4)
General and administrative expenses                    (5,462)    (4.7)    (5,044)   (5.4)   (6,447)  (8.4)
Research and development expenses                     (29,071)   (25.0)   (30,590)  (32.9)  (34,530) (44.8)
Amortization of intangible assets                      (1,520)    (1.3)    (2,073)   (2.2)   (1,975)  (2.5)
Restructuring and related impairment charges              (59)    (0.1)    (1,839)   (2.0)      --      --
                                                    --------------------------------------------------------
OPERATING LOSS                                         (6,088)    (5.2)   (13,224)  (14.2)  (27,406) (35.5)
Interest income, net                                     1,081     0.9        757     0.8     1,121    1.5
Foreign currency exchange gains and losses, net          (726)    (0.6)      (454)   (0.5)   (1,918)  (2.5)
Recovery (write-down) of investment                        54        -        315     0.3    11,969   15.5
                                                    --------------------------------------------------------
RESULT BEFORE INCOME TAXES                             (5,679)    (4.9)   (12,606)  (13.6)  (16,234) (21.0)
Income tax benefit (expense)                              (64)    (0.1)    (7,814)   (8.4)    6,026    7.8
                                                    --------------------------------------------------------
NET LOSS                                               (5,743)    (5.0)   (20,420)  (22.0)  (10,208) (13.2)
                                                    ========================================================

                    YEAR ENDED DECEMBER 31, 2004 COMPARED TO
                        THE YEAR ENDED DECEMBER 31, 2003
REVENUES

Revenues were EUR 116.0 million for the year ended December 31, 2004 compared with EUR 92.9 million for year ended December 31, 2003. The increase of 25% in revenues primarily results from higher sales volumes in our wireless communication and automotive markets which more than offset a decline in revenues in our industrial applications sector during the period. Revenues in the wireless communications sector were EUR 90.6 million for the year ended December 31, 2004 compared with EUR 69.9 in 2003, comprising 78% and 75% of our total revenues in the years ended December 31, 2004 and 2003, respectively. Revenues from our automotive applications sector were EUR 11.9 million and
EUR 7.9 million, representing 10% and 9% of our total revenues in 2004 and 2003, respectively. Revenues from our industrial applications sector were EUR 13.5 million or 12% of total revenues in 2004 and EUR 15.1 million or 16% of total revenues in 2003.

Regional growth was particularly strong in Asia where revenue increased from EUR
24.9 million (China EUR 18.2 million, other Asian countries EUR 6.7 million) to EUR 42.1 million (China EUR 19.7 million, other Asian countries EUR 22.4 million) for year ended December 31, 2003 and 2004, respectively.

Due to the shipments of new products in volume production to the market we expect revenues for the year ended December 31, 2005 to be higher than those for the year ended December 31, 2004. However, our forward visibility with respect to customer demand is limited and a successful introduction of new products depends on the completion of new designs on a timely basis. Our revenues for 2005 will also be highly dependent on continued growth in the worldwide market for cellular handsets. We cannot give any assurance that this growth trend will continue throughout 2005.

COST OF SALES

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 28% from EUR 62.4 million (67.2% of our total revenues) for the year ended December 31, 2003 to EUR 79.8 million (68.8% of our total revenues) for year ended December 31, 2004, in line with increased production volumes. In addition, as a result of introducing new products to volume production in 2004, per unit production costs increased during their ramp-up phase and also increased cost of sales as a percentage of total revenues.

SELLING AND MARKETING EXPENSES

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions and costs associated with advertising and other marketing activities. Selling and marketing expenses increased from EUR 4.2 million for year ended December 31, 2003 to EUR 6.2 million for year ended December 31, 2004 due primarily to an increase in sales commissions incurred in connection with higher sales volumes. As a percentage of total revenues, selling and marketing expenses increased from 4.5% to 5.3%.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses increased from EUR 5.0 million for the year ended December 31, 2003 to EUR 5.5 million for the year ended December 31, 2004, due primarily to legal fees and other costs incurred in connection with the filing of patent applications. General and administrative expenses decreased from 5.4% of total revenues to 4.7% of total revenues resulting from the proportionally higher revenue base.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses principally consist of design and engineering related costs associated with the development of new application specific integrated circuits ("ASICs") and application specific standard products ("ASSPs"). Research and development expenses decreased 5% from EUR 30.6 million for the year ended December 31, 2003 to EUR 29.1 million for the year ended December 31, 2004. The decrease in research and development expenses primarily results from continued cost savings following the closure of our Swedish subsidiary. Research and development expenses decreased from 32.9% to 25.0% as a percentage of total revenues resulting both from the absolute decrease and the proportionately higher revenue base.

AMORTIZATION OF INTANGIBLE ASSETS

Intangible assets subject to amortization include ASIC design software, a 16-bit microcontroller, licenses and certain imaging patents. Amortization expense for the year ended December 31, 2004 was EUR 1.5 million as compared to EUR 2.1 million for the year ended December 31, 2003, a decrease of 27%. Amortization expense decreased as certain intangible assets reached the end of their useful lives.

RESTRUCTURING AND RELATED IMPAIRMENT CHARGES

In the second quarter of 2003 we closed our Swedish subsidiary. In connection with the closure of the facility, we recorded restructuring charges of EUR 1.5 million and impairment charges of EUR 0.3 million, totaling EUR 1.8 million for the year ended December 31, 2003. In 2004 we settled a lease obligation in connection with the closure and incurred additional costs of EUR 0.1 million. See Note 3 to the consolidated financial statements for further information.

OPERATING LOSS

We reported an operating loss of EUR 6.1 million for the year ended December 31, 2004 and EUR 13.2 million for the year ended December 31, 2003, a decrease of 54%. This decrease in operating loss was primarily due to a higher gross margin and lower restructuring and impairment charges in the year ended December 31, 2004.

INTEREST INCOME, NET

Interest income, net from the Company's investments (primarily short-term deposits and exchange-traded funds) increased from EUR 0.8 million for the year ended December 31, 2003 to EUR 1.1 million for the year ended December 31, 2004 reflecting higher cash equivalents and marketable securities balances during 2004.

FOREIGN CURRENCY EXCHANGE GAINS AND LOSSES, NET

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end remeasurement of foreign currency denominated receivables, prepaid expenses and payables into Euro. Foreign currency exchange losses, net were EUR 0.7 million for the year ended December 31, 2004 and EUR 0.5 million for the year ended December 31, 2003.

RECOVERY OF INVESTMENT

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited ("ESM") was impaired. Accordingly we wrote off our investments in ESM. In March 2002, International Rectifier acquired ESM. As a result we were able to recover EUR
0.1 million and EUR 0.3 million for the years ended December 31, 2004 and 2003, respectively.

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

Income tax expense was EUR 0.1 million for the year ended December 31, 2004 compared with EUR 7.8 million income tax expense for the year ended December 31, 2003. The change in income taxes mainly reflects a valuation allowance on deferred tax assets recognized in 2003 of EUR 11.8 million primarily related to the uncertainty about the future realizability of our German tax-loss carryforwards. See Note 6 to the consolidated financial statements for further information.

NET LOSS

For the reasons described above, we reported net loss of EUR 5.7 million for the year ended December 31, 2004 compared with net loss of EUR 20.4 million for the year ended December 31, 2003.



                    YEAR ENDED DECEMBER 31, 2003 COMPARED TO
                        THE YEAR ENDED DECEMBER 31, 2002

REVENUES

Revenues were EUR 92.9 million for the year ended December 31, 2003 compared with EUR 77.1 million for the year ended December 31, 2002. The increase of 20% in revenues is primarily due to new products introduced to volume production in the second half of 2002 with more functionality and accordingly, higher average selling prices. Our revenues for 2003 reflected the inclusion of sales of those new products. Our increased revenues in 2003 also reflect the general increase in cellular handset sales in the second half of 2003 (particularly in Asian markets). Revenues in the wireless communications business sector were EUR 69.8 million for the year ended December 31, 2003 compared with EUR 54.7 million in 2002, comprising 75% and 71% of our total revenues in the years ended December 31, 2003 and 2002, respectively. Revenues from our industrial applications business sector were EUR 12.8 million or 14% of total revenues in 2003 and EUR
13.7 million or 18% of total revenues in 2002. Revenues from our automotive applications business sector were EUR 7.9 million and EUR 6.1 million, representing 9% and 8% of our total revenues in 2003 and 2002, respectively. Other revenues were EUR 2.4 million, or 2% of total revenues, a decline of EUR
0.2 million when compared to the EUR 2.6 million, or 3% of total revenues, in 2002.

COST OF SALES

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 9% from EUR 57.4 million for the year December 31, 2002 to EUR 62.4 million for the year ended December 31, 2003 in line with increased production volumes. In addition, as a result of higher production volume, our internal testing operation has been running at an increased utilization level, which in turn has decreased per unit production costs and decreased costs of sales as a percentage of total revenues. Because we have a number of products that we expect to introduce to volume production in 2004, we expect per unit costs to increase in the near term.

SELLING AND MARKETING EXPENSES

Selling and marketing expenses consist primarily of salaries, travel expenses and costs associated with advertising and other marketing activities. Selling and marketing expenses were approximately EUR 4.2 million and EUR 4.1 million for the year ended December 31, 2003 and 2002, respectively. As a percentage of total revenues, selling and marketing expenses decreased from 5.4% to 4.5%.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses decreased 15.8% from EUR 6.4 million for the year ended December 31, 2002 to EUR 5.0 million for the year ended December 31, 2003, primarily as a result of the closure of our Swedish subsidiary. As a percentage of total revenues, general and administrative expenses decreased from 8.4% to 5.4%.

RESEARCH AND DEVELOPMENT

Research and development expenses consist principally of unreimbursed design and engineering related costs associated with the development of new ASICs and application specific products ("ASSPs"). Research and development expenses decreased 11% from EUR 34.5 million for the year ended December 31, 2002 to EUR
30.6 million for the year ended December 31, 2003. The decrease in research and development expenses results from cost savings following the closure of our Swedish subsidiary. Research and development expenses decreased from 44.8% to 32.9% as a percentage of revenues, resulting from the absolute decrease and the proportionately higher revenue base.

AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS

Amortization expenses for the year ended December 31, 2003 was EUR 2.1 million as compared to EUR 2.0 million for the year ended December 31, 2002, an increase of 5%. Amortization expense for intangible assets includes ASIC design software, a 16 bit microprocessor core, other intangible assets and certain imaging patents.

RESTRUCTURING AND RELATED IMPAIRMENT CHARGES

In the second quarter of 2003 we closed our Swedish subsidiary. In connection with the closure of the facility, we recorded a restructuring charge of EUR 1.5 million and impairment charges of EUR 0.3million, totaling EUR 1.8 million for the year ended December 31, 2003. Restructuring charges include termination benefits of EUR 1.0 million that were paid to all employees affected by the closing and a provision of EUR 0.5 million for estimated costs that will continue to be incurred under an executory contract for its remaining term without economic benefit to the Company. See Note 3 to the consolidated financial statements for further information.

OPERATING LOSS

We reported an operating loss of EUR 13.2 million for the year ended December 31, 2003 and EUR 27.4 million for the year ended December 31, 2002, a decrease of 52%. The decrease in operating loss was primarily due to a higher gross margin, including the absence of a provision for excess inventory (EUR 1.9 million in 2002), the impact of which was partially offset by restructuring and related impairment charges in the year ended December 31, 2003.

INTEREST INCOME, NET

Interest income, net from the Company's investments (primarily short-term deposits) was EUR 0.8 million for the year ended December 31, 2003 and EUR 1.1 million for 2002.

FOREIGN CURRENCY EXCHANGE GAINS AND LOSSES, NET

Foreign currency exchange losses, net were EUR 0.5 million for the year ended December 31, 2003 and EUR 1.9 for the year ended December 31, 2002. This decrease was primarily due to the re-measurement of our outstanding US Dollar advance payment for two wafer suppliers, of which the most significant is Chartered Semiconductor Manufacturing Pte., Ltd. ("Chartered"). Such advance payments are classified in the balance sheet line item "Prepaid expenses". In the second quarter of 2003 we concluded that it was appropriate to account for our advance payments as "monetary assets" for the purpose re-measuring the outstanding balance into Euro, with the resulting exchange gains or losses recorded in the statement of operations. Accordingly, certain prior period amounts presented have been revised to reflect this re-measurement process. We believe that the impact of this re-measurement, using the then current exchange rates applicable for those periods impacted (rather than the historical exchange rate at the time we entered into the relevant contracts) does not have a material effect on any financial statements previously issued or on our 2003 financial statements.

RECOVERY (WRITE-DOWN) OF INVESTMENTS

In the fourth quarter of 2001, we determined that our ability to recover the full amount of our investments in silicon supplier ESM Holding Limited ("ESM") was impaired. Accordingly we wrote off our investments in ESM. In March 2002, International Rectifier acquired ESM. As a result, we were able to recover EUR
0.3 million and EUR 12.0 million for the years ended December 31, 2003 and 2002, respectively.

INCOME TAXES

The income tax expense was EUR 7.8 million for the year ended December 31, 2003 compared with EUR 6.0 million income tax benefit for the year ended December 31, 2002. The adverse change in income tax expense despite the reduction in the pretax loss in 2003 is primarily due to the EUR 11.8 million provision to recognize a valuation allowance on certain deferred tax assets.

NET LOSS

For the reasons described above, we reported net loss of EUR 20.4 million for the year ended December 31, 2003 compared with net loss of EUR 10.2 million for the year ended December 31, 2002.



                                TREND INFORMATION

GENERAL

The semiconductor industry in general is highly cyclical and has been subject to significant economic downturns which, at various times, have resulted in production overcapacity, reduced product demand and an accelerated erosion of average selling prices.

Revenues from our wireless communications applications accounted for 78% of our total revenues for the year ended December 31, 2004, 75% of our total revenues for the year ended December 31, 2003 and 71% of our total revenues for the year ended December 31, 2002.

According to the Semiconductor Industry Association (SIA), strong growth in sales of personal computers and wireless handsets were among the major drivers of record chip sales in 2004, evidenced by a 28% growth rate in 2004 for the total market for semiconductors (source: SIA press release, 31 January 2005, "Global semiconductor sales hit record $213 billion in 2004"). The wireless handset market saw its first real growth in 3G/WCDMA (Wideband code-division multiple access) phones, with 20 million shipped worldwide in 2004, representing 3% of total handset sales in 2004 (source: Strategy Analytics press release, 14 February 2005,"20 Million 3G Phones Sold Worldwide in 2004"). This growth was driven by aggressive mobile operator marketing in Japan and Western Europe to encourage millions of early adopters to upgrade from their existing 2.5G devices. The top handset manufacturers in this space expect the market to more than double in size in 2005 as usability and styling is improved.

Overall wireless handset shipment growth was up last year, as a result of technological advanced features such as color screens, cameras and clamshell designs. The markets saw more clamshell handsets with dual displays, larger main displays to display content, more sophisticated and higher resolution cameras, and high quality audio. These developments were accompanied by manufacturers increasingly using additional applications and graphics processors, and continually demanding even lower power consumption in the same form factor despite incorporating more sophisticated features.


MARKET TRENDS

The biggest market trend in the industry that Dialog Semiconductor addresses is the convergence of multimedia and mobile communications. This means we will see not just camera phones or smart phones, but devices such as PDAs with integrated phone and multimedia capability. We believe there will most likely be an explosion in other mobile gaming and entertainment possibilities in the next three years, resulting from the rapid evolution of the mobile handset as we currently know it.

Camera  phones  alone  will  build  on the  growth  of  200%  in  2004  (source:
In-Stat/MDR press release, 14 December 2004, "Camera Phone Market Continues to Boom - 200% Growth in Annual Shipments"). Mobile gaming services are expected to generate significant additional revenue in future years, accounting for over 4% of total wireless data revenue in the USA by 2009 (source: In-Stat/MDR press release, 7 September 2004, "Gaming to be Key Contributor to Wireless Data Usage and Revenues").

Traditional mobile phone handsets will also continue to grow, although not at as great a rate as in the boom years leading up to 2001. Gartner predicts 763 million handsets to be shipped in 2008, compared to 629 million in 2004 (source:
Gartner Market Focus Report: "Semiconductors in Mobile Phones, Worldwide, 2004-2008", 24 December 2004).

In the broader consumer electronics sector, there has also been a burst of consumer interest in devices for playing back downloaded digital music. This trend is likely to fuel interest and also significant growth in portable digital music players, even with the different music download standards such as MP3, AC3 or WMA.

In automotive, complex electronics systems were in the past a feature of only the most prestigious cars. However, the growing trend among the manufacturers of lower cost cars is to add more value to their cars, making the electronics systems almost as complex as those of the top end cars. The result will be a mass market rather than niche market for complex electronics systems built in to the car.

We believe one other key trend will be the growing use of imaging electronics for driver safety features such as geographic positioning, navigation systems, blind spot detection and white lane departure systems.

GEOGRAPHIC MARKET TRENDS

We allocate our revenues to countries based on the location of the shipment destination. Changes in revenues from period to period have differed among geographical regions. As our customers have continued to increase their production in the greater China region and by adding new Asian customers, regional growth was particularly strong in Asia in 2004, where revenue increased by 69% from EUR 24.9 million for the year ended December 31, 2003 to EUR 42.1 million for the year ended December 31, 2004. Particularly in France, we experienced decline in demand for our ASIC products where revenue decreased by 58% from EUR 4.5 million for the year ended December 31, 2003 to EUR 1.9 million for the year ended December 31, 2004, due primarily to the fact that our contract with one customer based in France was not renewed upon expiration. In 2003, regional growth was particularly strong in Germany and China where revenue increased from EUR 31.5 million for the year ended December 31, 2002 to EUR 45.4 million for the year ended December 31, 2003 and from EUR 13.0 million for the year ended December 31, 2002 to EUR 18.2 million for the year ended December 31, 2003. In 2003, particularly in France, we experienced decline in demand for our ASIC products where revenue decreased from EUR 9.3 million for the year ended December 31, 2002 to EUR 4.5 million for the year ended December 31, 2003.

GROSS MARGIN TRENDS

Our gross margin decreased from 32.8% of revenues for the year ended December 31, 2003 to 31.2% of revenues for the year ended December 31, 2004. The weakening of the US dollar against the Euro and the reduction in price of wireless communication ICs were the primary factors contributing to this decrease in our gross margin.

RESEARCH AND DEVELOPMENT EXPENDITURE TRENDS

Research and development costs amounted to EUR 29.1 million in 2004, EUR 30.6 million in 2003 and EUR 34.5 million in 2002. We expect to incur research and development costs below the current level based on certain cost savings measures. Our ability to generate revenues in the long term depends on achieving technical feasibility from our research and development programs, and on customers accepting our designs and implementing them in large-scale production.

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

In order to hedge our foreign currency exposure, primarily the US Dollar, we attempt to match cash inflows and outflows in the same currency.

Since its introduction on January 1, 1999, the Euro has fluctuated in value against the US Dollar. From the date of its introduction through December 31, 2001, the Euro declined approximately 25% against the US Dollar. Through February 04, 2005 the Euro had recovered to 110% of its original value. Changes in the exchange rate between the Euro and other non-Euro currencies, principally the US Dollar, will affect the translation of our consolidated financial results into Euro, and will also affect the value of any amounts that our subsidiaries distribute to us. Exchange rate changes may also affect our balance sheet. Changes in the Euro values of our assets and liabilities resulting from exchange-rate movements may cause us to record foreign currency gains and losses. We do not currently enter into forward or other derivative transactions to hedge against exchange rate fluctuations.

For the year ended December 31, 2004, 55% of our revenues were denominated in Euro and 45% were denominated in US Dollars, and 18% of our cost of sales was denominated in Euro and 82% was denominated in US Dollars. Due to the weakening of the US Dollar in the fourth quarter and a higher proportion of US Dollar-denominated revenue compared with previous quarters combined with lower than expected uptake from key customers, our revenue growth was lower in the fourth quarter compared with the first three quarters of the year.

For the year ended December 31, 2003 78% of our revenues were denominated in Euro and 22% were denominated in US Dollars, and 25% of our cost of sales was denominated in Euro and 75% was denominated in US Dollars. For the year ended
December 31, 2002, 76% of our revenues were denominated in Euro, 23% were denominated in US Dollars and 1% were denominated in Pounds Sterling, and 25% of our cost of sales was denominated in Euro and 75% was denominated in US Dollars.

We also have foreign currency risk with respect to our net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Foreign currency translation gains and losses with respect to these subsidiaries are included in other comprehensive income.

                         LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash used for operating activities was EUR 8.6 million for year ended December 31, 2004 compared with cash provided by operating activities of EUR 7.6 million for the year ended December 31, 2003. In the year ended December 31, 2004 we used cash mainly to increase our inventory to meet previously projected forecasts of our customers. We expect this level to be reduced in the first half 2005. In the year ended December 31, 2003, our working capital (excluding cash and cash equivalents and marketable securities) had decreased primarily due to contractually required refunds of advance payments from a silicon supplier which resulted in a related operating cash inflow.

Cash provided by investing activities was EUR 14.5 for year ended December 31, 2004 compared with cash used for investing activities of EUR 30.3 million for year ended December 31, 2003. Cash provided by investing activities for the year ended December 31, 2004 consisted mostly of a net sale of marketable securities of EUR 27.4 million offset in part by the purchase of test equipment, tooling (masks), laboratory and EDP equipment of EUR 12.3 million, and the purchase of software, licenses and patents of EUR 0.7 million. Cash used for investing activities for the year ended December 31, 2003 consisted mostly of the purchase of marketable securities of EUR 45.0 million, the purchase of test equipment, tooling (masks), laboratory and EDP equipment of EUR 5.9 million, and the purchase of software, licenses and patents of EUR 1.4 million. In October 2003, we also received an early repayment of our deposit of EUR 21.7 million (USD 20 million) from Chartered.

LIQUIDITY

At December 31, 2004 we had EUR 14.0 million in cash and cash equivalents and EUR 17.5 million in marketable securities. The working capital was EUR 67.1 million.

Our primary sources of liquidity have historically been cash from operations, cash from the issuance of ordinary shares in 1999 and 2000, short-term borrowings, the recovery of the investment in ESM Limited and in 2003 the early repayment of a deposit from Chartered. As of December 31, 2004 we had no long-term debt. We expect to reduce our working capital in 2005, thereby increasing our cash and cash equivalents and marketable securities in 2005. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use a short-term credit facility of EUR 12.5 million that bears interest at a rate of EURIBOR + 0.75% per annum. At December 31, 2004 we had no amounts outstanding under this facility. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

CAPITAL EXPENDITURES AND INVESTMENTS

Purchases of property, plant and equipment were EUR 12.3 million for the year ended December 31, 2004 compared to EUR 5.9 million for the year ended December 31, 2003 and EUR 3.9 million for the year ended December 31, 2002. Our capital expenditures in 2004, 2003 and 2002 consisted primarily of purchasing new or replacement test systems, tooling equipment, handling systems and other equipment in the ordinary course of our business. Capital expenditures in 2004 increased over that of prior years as we upgraded eight test systems enabling us to test four ICs in a single test step, and added certain test equipment to test color display and image sensor ICs. In 2004, 2003 and 2002 we paid installments of EUR 0.3, EUR 0.8 and EUR 1.5 million, respectively, for the CMOS imaging technology and associated CMOS Active Pixel Sensor (APS) patents which we acquired in 2002. We expect capital expenditures in 2005 to be below the 2004 level.

In future periods, we may make strategic investments or acquisitions in connection with our plans to expand our business internationally.

OFF-BALANCE SHEET ARRANGEMENTS AND OTHER COMMITMENTS

We have no off-balance sheet arrangements involving variable interest entities. We lease design software, all of our office facilities, office and test equipment, and vehicles under operating leases. Future minimum lease payments under rental and lease agreements, which have initial or remaining terms in excess of one year at December 31, 2004 are as follows (EUR thousands):


                               2005         2006         2007         2008         2009       Thereafter
                           --------------------------------------------------------------------------------
Operating leases              8,148        6,629        6,399        6,429        3,297                316


We have no long-term debt, capital lease obligations, unconditional purchase obligations or any other long-term obligations that would have a material impact on our liquidity or financial condition. We have supply agreements with various suppliers and maintain an outstanding balance of advance payment of EUR 1.2 million with one supplier, which will be refunded in proportion to our purchases of wafers. See Note 11 to the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND RELATED UNCERTAINTIES

We have identified the following accounting policies and related uncertainties with the accounting measures used in preparing our consolidated financial statements that we believe are essential to understanding the financial reporting risks present in the current economic environment.

RECOVERABILITY OF LONG-LIVED ASSETS

GOODWILL

At December 31, 2004, the carrying value of our goodwill is EUR 11.8 million. Since 2002, goodwill is no longer amortized, but we have, and will continue to evaluate the recoverability of our goodwill at least annually or when significant events occur or circumstances arise which indicate that the fair value of the Company may be less than its net shareholders' equity. The fair value of the Company is determined by estimating the present value of future cash flows, which we believe is a more appropriate measure to determine fair value than the Company's current market capitalization (which is based on the quoted market price of the Company's ordinary shares). For purposes of performing step 1 of the impairments test, the fair value of the entire company is determined based on expected cash flows which are derived from the Company's strategic plan and forecasts. The discount rate applied considered marketplace participant assumptions including a risk-free rate, market risk premium and a beta factor that is consistent with the Company's market peers. If it becomes necessary to change assumptions used to determine the fair value of the company, we may conclude that our ability to recover the carrying value of our goodwill is impaired. Such an impairment charge could have a material adverse impact on our future result of operations.

OTHER LONG-LIVED ASSETS

Our business is capital intensive and has required, and will continue to require, significant investments in long-lived assets, including property, plant, equipment and intangible assets (other than goodwill). At December 31, 2004, the carrying amount of our property, plant and equipment was EUR 21.2 million. As discussed in Note 2 to the consolidated financial statements, recoverability of these long-lived assets that will continue to be held and used is evaluated whenever an indication of impairment exists. Then we will compare the carrying amount of the asset or group of assets to the net undiscounted cash flows expected to be generated by the asset or group of assets. If the asset or group of assets is considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the impaired asset or group of assets exceeds its fair value.

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

USEFUL LIFE OF EQUIPMENT

In the fourth quarter of 2004, we determined that the useful life of our test equipment should be changed to eight years. Previously, we had determined its useful life to be five years. The effect of this change in our accounting estimates resulted in a lower depreciation charge of EUR 1,349 (EUR 842, net of tax, or EUR 0.02 per share).

In determining the proper amount of annual depreciation with respect to equipment assets, management needs to make an estimate of the expected useful economic life of such assets. Ideally, the end of the useful life of an asset coincides with the close of the depreciation period.

As a result of changes in our business, we may need to determine the prospective expected useful life of assets in a period subsequent to the period in which those assets were initially put into service.

Specifically, a decision to revise our capital spending plan and invest in upgrades which extend the prospective useful lives of assets on hand, rather than replace those assets with new equipment, would result in a change in the expected remaining useful life of such upgraded assets. This change would be considered on a going-forward basis for depreciation assets. Similarly, we may gain more experience in estimating the useful lives of equipment and determine that we may be able to continue to use certain assets for a longer period of time than originally estimated when we put them into service.

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

Changes in estimates regarding the realizability of the carrying value of our inventory has resulted in excess inventory provision of EUR 1.9 million being charged to costs of sales in 2002. No excess inventory provision was required in 2004 and 2003. At December 31, 2004, our total inventory was EUR 29.8 million. We believe that the carrying value of our inventory will be recovered through customer consumption of goods based on their forecasts and related contractual agreements. However, the demand for our products can fluctuate significantly in response to rapid technological changes in the semiconductor and wireless communications industries. It is reasonably possible that future operating results could be materially and adversely affected if any excess inventory charges are needed.

REALIZATION OF DEFERRED TAX ASSETS

Total deferred tax assets, before the recognition of valuation allowances, were EUR 31.2 million at December 31, 2004, which include deferred tax assets of EUR
25.2 million on tax loss carryforwards. While the majority of these losses may be carried forward indefinitely, their realization is dependent on generating sufficient taxable income to utilize the losses. In December 2003, the German government enacted new tax legislation, which among other things, limits the use of German tax-loss carryforwards to 60% of the taxable income for fiscal years starting from 2004 and thereafter. We have evaluated our deferred tax asset position and the need for a valuation allowance as a result of this change in tax law. The assessment requires the exercise of judgment on the part of our management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. Our assessment considered the weight given to cumulative tax losses incurred in Germany, as well as detailed forecasts of taxable income in the foreseeable future. Although we forecasted generating future taxable income, the change in tax law increased the forecasted number of additional years we had to generate such future taxable income in order to fully realize these loss carryforward benefits. Pursuant to SFAS 109 and the inherent uncertainties in projecting future taxable income, we concluded that it is more likely than not that a portion of our tax losses could not ultimately be realized. Consequently, we recognized an additional valuation allowance of EUR
1.9 million and EUR 11.8 million as of December 31, 2004 and 2003, respectively, to reduce the carrying value of our net deferred tax assets to an amount that we believed was more likely than not expected to be ultimately realized.

                                    DIVIDENDS

We did not pay dividends in the years ended December 31, 2004, 2003 and 2002. We do not currently plan to pay dividends in the foreseeable future. See "Item 8. Dividend Policy".

                                    INFLATION

We do not believe that inflation has had a significant effect on our operations to date.

                      RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2004, EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investment, was issued which includes new guidance for evaluating and recording other than temporary impairment losses on debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and cost method investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB Board has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF No. 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. We do not expect the adoption of EITF No. 03-1 to have a material impact on our consolidated financial statements.

In November 2004, the FASB issued Statement No. 151, Inventory Costs, to amend the guidance in Chapter 4, "Inventory Pricing," of FASB Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins. Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current-period charges. Additionally, Statement 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. We do not believe the adoption of SFAS No. 151 will have a material impact on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award based upon an option-pricing model and an estimate of the number of awards expected to vest. Compensation cost will be recognized as they vest, including related tax effects. SFAS No. 123(R) will be effective for interim or annual reporting periods beginning on or after June 15, 2005. The statement provides for three alternate transition methods, each having a different reporting implication. We previously accounted for our stock based compensation plan using the intrinsic-value-based method based on APB Opinion No 25. Under this method, no stock-based compensation is reflected in net income (loss) (see also "Stock based compensation" in Note 2 to the consolidated financial statements). We are in the process of determining the transition method we are going to adopt and the potential impact on our financial statements.

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


                                                   DATE OF
              NAME                   AGE         APPOINTMENT                     POSITION
----------------------------------- --------- --------------------- ----------------------------------
Roland Pudelko                         52     March 1998            Executive Director, CEO and
                                                                    President

Timothy Richard Black Anderson         44     February 1998         Non-executive Director

Michael John Glover                    66     March 1998            Non-executive Director

Aidan Hughes                           44     October 2004          Non-executive Director

John McMonigall                        61     March 1998            Non-executive Director

Michael Risman                         36     August 1999           Non-executive Director

Jan Olof Ingemar Tufvesson             66     March 1998            Non-executive Chairman

Gregorio Reyes                         63     December 2003         Non-executive Director

Gary Duncan                            49     October 1987          Vice-President of
                                                                    Engineering-Imaging

Peter Hall                             53     July 1987             Vice-President of IT and
                                                                    Technical Support

Erwin Hopf                             50     July 2002             Vice-President of Operations

Yoshihiko Kido                         52     November 2001         Vice President of Japan

Martin Kloeble                         45     July 1999             Vice-President of Finance and
                                                                    Controlling

Martin Sallenhag                       36     November 2001         Director of Product Marketing

Richard Schmitz                        48     January 1994          Vice-President of
                                                                    Engineering-Mixed Signal ICs


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

MICHAEL JOHN GLOVER joined the board of our then-holding company in 1990 and has served as one of our directors since March 1998. Mr. Glover was a senior executive with technology based companies in the United Kingdom, Europe, the Far East and North America prior to becoming involved in private equity fund management in 1985. He has a degree in economics from the University of Birmingham. Mr. Glover currently is Managing Director of Aylestone Strategic Management Limited and serves as a director of other companies.

AIDAN HUGHES joined us as a director in October 2004. He qualified as a chartered accountant with Price Waterhouse in the 1980s before taking senior accountant roles at Lex Service Plc and Carlton Communications Plc. He served the Sage Group Plc as finance director from 1993 until 2000. Between December 2001 and August 2004 Hughes was a director of Communisis Plc.

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

MICHAEL RISMAN joined us as a director in August 1999, having been closely involved with our company since March 1998. He is a director at Apax Partners where he is responsible for their European IT investment activities and is a member of their International Approval Committee. Before joining Apax Partners in 1995, Mr. Risman worked for Cap Gemini as a consultant and for Jaguar Cars as a research and development engineer. He earned an MBA from Harvard Business School and an MA (Honors) degree in Electrical Engineering and Management from Cambridge University. He is also a director of Frontier Silicon (Holdings) Ltd, Red-M (Communications) Limited and Streamserve Inc.

JAN OLOF INGEMAR TUFVESSON joined the board of our then-holding company in 1990 and has served as chairman of the board since March 1998. Between 1972 and 1980 he held senior positions on the Royal Swedish Air Force Board. In 1980 he joined Ericsson where he had a number of executive roles, the last being a vice president at LM Ericsson corporate, responsible for all procurement in Ericsson and for developing relations with key suppliers. Mr. Tufvesson graduated from the Royal University of Technology in Stockholm with a masters degree in electronic engineering in 1962. Mr. Tufvesson retired from Ericsson in 1998 and is now based in Stockholm.

GARY DUNCAN joined us in October 1987 and is currently the Vice-President of Engineering-Imaging. He obtained a Higher National Certificate in electronics and mathematics in 1978 from Plymouth Polytechnic and is a chartered engineer. Before joining Dialog, Mr. Duncan held various senior engineering and management positions at Plessey and ES2 in quality and production, device engineering, design software and marketing.

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

YOSHIHIKO KIDO joined us in March 2001 and is responsible for our Japanese operation. He was previously a consultant at Overseas Affiliates Pty. Ltd., and held management positions at General Electric, Act Japan, Seagate and Nippon Ericsson. He obtained his BA in English Language from Kanagawa University in 1976.

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

RICHARD  SCHMITZ  joined  us in 1994  and is  currently  our  Vice-President  of
Engineering-Mixed Signal ICs. Prior to joining us, he held various design-related positions at Hewlett Packard's instruments division in Boeblingen and the Institute for Microelectronics, Stuttgart. Mr. Schmitz received a diploma in engineering for communications electronics in 1983 from the vocational college (FACHHOCHSCHULE) in Trier.

B.       COMPENSATION

We pay non-executive directors who are not associated with any of our principal shareholders GBP 5,000 to GBP 35,000.

We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board or committees thereof. Under certain circumstances, directors are also eligible to receive stock options.

The following table sets out the amount of remuneration paid by us and our subsidiaries to each of our directors for services rendered during the year ended December 31, 2004.


                                                                              COMPENSATION (IN EUR)
                                                                                                   LONG-TERM
NAME                          POSITION                            BASE SALARY        BONUS        INCENTIVES
                                                                 -------------- -- -----------   --------------
Roland Pudelko                Executive Director, CEO and
                              President                                279,105         33,334                -
Tim Anderson(1)               Non-executive Director                     7,366              -                -
Michael Glover                Non-executive Chairman of the
                              Audit Committee                           51,565              -                -
Aidan Hughes                  Non-executive Director (since
                              October 1, 2004)                          11,050
John McMonigall               Non-executive Director                    29,466              -                -
Gregorio Reyes                Non-executive Director                    44,198              -                -
Michael Risman                Non-executive Director                    29,466              -                -
Jan Tufvesson                 Non-executive Chairman                    51,565              -                -
                                                                 -------------- -- ----------- - --------------
                                                                       503,781         33,334                0
                                                                 ============== == =========== = ==============
---------------

(1)      Tim  Anderson  is  also a  partner  in the  law  firm  Reynolds  Porter
         Chamberlain, which frequently acts as our legal adviser. Fees to Reynolds Porter Chamberlain for legal services rendered during the 2004 fiscal year amounted to EUR 211,683.


The aggregate compensation for our CEO and senior management for 2004 was EUR 1,409,404.

All of our employees participate in a quarterly profit-based bonus scheme, which pays out if we achieve our agreed financial goals.

A further bonus is available to our sales employees and senior management via our Management By Objectives "MBO" program.

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

                                  STOCK OPTIONS

As of March 22, 2005, our directors and senior management held 1,116,400 options for our ordinary shares which entitle the holders to acquire 1,116,400 shares. The following table gives stock option information for the Company's directors and senior management.


DIRECTORS AND SENIOR                OPTIONS  EXPIRATION                          EXERCISE
MANAGEMENT                             HELD  DATE                                 PRICE
-----------                         ------------------------                    -----------
Roland Pudelko                      150,000  February 21, 2009                  GBP   0.20
                                     34,530  May 6, 2009                        GBP   0.40
                                    132,920  July 28, 2009                      GBP   0.60
                                    200,000  November 20, 2013                  EUR   3.45

Gary Duncan                          50,000  February 21, 2009                  GBP   0.20
                                     17,210  May 6, 2009                        GBP   0.40
                                     26,440  July 28, 2009                      GBP   0.60
                                     50,000  November 20, 2013                  EUR   3.45

Peter Hall                           60,000  February 21, 2009                  GBP   0.20
                                     17,210  May 6, 2009                        GBP   0.40
                                     26,440  July 28, 2009                      GBP   0.60
                                     50,000  November 20, 2013                  EUR   3.45

Erwin Hopf                           40,000  June 30, 2012                      EUR   1.48
                                     20,000  November 20, 2013                  EUR   3.45

Yoshihiko Kido                       50,000  November 20, 2013                  EUR   3.45

Martin Kloeble                       45,000  July 28, 2009                      GBP   0.80
                                     50,000  November 20, 2013                  EUR   3.45

Martin Sallenhag                     30,000  November 20, 2013                  EUR   3.45

Richard Schmitz                         210  May 6, 2009                        GBP   0.40
                                     16,440  July 28, 2009                      GBP   0.60
                                     50,000  November 20, 2013                  EUR   3.45
                           -----------------
                                  1,116,400
                           =================

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

Each of our vice-presidents has entered into a service agreement with us and our subsidiaries. The service agreements are all of unlimited duration. In the cases of Gary Duncan, Peter Hall and Erwin Hopf, their agreements are terminable by either party to the agreement on six months' written notice to the other. Richard Schmitz's agreement is terminable by either party on three months' notice to the end of a calendar quarter. Yoshihiko Kido's agreement has no time limit and can be terminated by either party on three months' notice in writing. Martin Kloeble's agreement is terminable subject to German statutory provisions for termination. Martin Sallenhag's agreement is terminable subject to Swedish statutory provisions for termination. None of the service agreements contain provisions subjecting us to onerous obligations in the case of early termination.

                                BOARD COMMITTEES

We have established an Audit Committee of the board of directors which reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. Our Audit Committee consists of Messrs. Glover, Hughes and Tufvesson.

The Company's Compensation Committee of the board of directors determines the salaries and incentive compensation of our CEO and senior management and provides recommendations for the salaries and incentive compensation of other employees and consultants. The Compensation Committee also administers our various compensation, stock and benefit plans. Our Compensation Committee consists of Messrs. Glover, Reyes and Tufvesson. None of the members of this Committee was our employee at any time during 2004.

The Nomination Committee of the Board of Directors reviews the board structure, size and composition and makes recommendations to the Board. The Nomination Committee is responsible, amongst other things, for identifying and nominating board candidates for approval by the Board. The Nomination Committee comprises Messrs. Glover, Tufvesson and Reyes.

                        EXEMPTIONS FROM LISTING STANDARDS

We rely on an exemption from the quorum requirement as set forth under Nasdaq Marketplace Rule 4350(f). This exemption was granted to Dialog on 1 August 2000. In lieu of following this quorum requirement, Dialog's articles of association provides for quorum for any general meeting that is no less than two persons present in person or by proxy entitled to vote on the business to be transacted, which is in accordance with law, rule, regulation, and generally accepted business practices in Dialog's home country of England and Wales.



D.       EMPLOYEES

At December 31, 2004, we employed 296 full-time employees not including trainees/apprentices, of which 204 were based in Germany, 55 in the United Kingdom, 22 in the United States, 8 in Austria, 6 in Japan and 1 in Taiwan. Of the total number, 156 were engaged in engineering (including design and product engineering) and 85 were engaged in production (including logistics, quality and testing). The average number of employees in 2004 was 282 compared to 273 in 2003 and 285 in 2002.

E.       SHARE OWNERSHIP

As of March 22, 2005, our directors and senior management held 1,398,535 shares.

DIRECTORS AND SENIOR MANAGEMENT               NUMBER        PERCENT OF SHARES
                                                           BENEFICIALLY OWNED
Roland Pudelko                               320,405                *
Timothy Richard Black Anderson                75,166                *
Michael John Glover(1)                       195,000                *
Gregorio Reyes                                35,000                *
Jan Olof Ingemar Tufvesson(2)                175,062                *
Michael Risman                                 1,172                *
Gary Duncan                                  162,105                *
Peter Hall                                   162,415                *
Martin Kloeble                               180,000                *
Richard Schmitz                               92,210                *
                                      ---------------
                                           1,398,535
                                      ===============
---------------

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

                          EMPLOYEE SHARE PURCHASE PLAN

On March 26, 1998, in connection with the acquisition of the Company, we and our then majority owner, Apax Partners, adopted a Subscription and Shareholders Agreement under which employees and directors were invited at the discretion of the Board, to purchase up to 3,456,890 ordinary shares of the Company from Apax Partners or an established Dialog Semiconductor Plc Employee Benefit Trust (the "Trust"). The purchase price of the shares was equal to their estimated fair value on the date the employee or director subscribed for those shares. During the first quarter of 1999, the Trust acquired the remaining 668,800 ordinary shares from Apax Partners, which were not sold to employees or directors for purposes of distributing them to employees under the Employee Stock Purchase
Plan or for distribution in connection with the exercise of employee stock options.

On September 24, 2004, the Company completed an offering of 2,000,000 previously unissued ordinary shares at (pound)0.10 per share to its employee benefit trust, to make such shares available for the exercise of stock option rights that had previously been granted to employees.

At December 31, 2004, the Trust continued to hold 2,001,559 shares, equaling the remaining balance of the acquired 668,800 shares and the 2,000,000 shares acquired in 2004 .


                               SHARE OPTION SCHEME

All of our employees and full time executive directors and employees of any of our consolidated subsidiaries who are required to devote substantially the whole of their working time to us and/or any of our subsidiaries are eligible to be granted options under our share option scheme, at the discretion of the board. The scheme was established on August 7, 1998. As at December 31, 2004, a total of 8,129,811 shares may be issued under the scheme. See Note 17 to the consolidated financial statements. As of December 31, 2004 we had granted options to purchase 3,299,406 shares. These options are exercisable at prices ranging from (pound)0.20 to EUR 8.00 per share depending on the date of grant and what type of option they are (see below). The options generally expire 10 years after the date of grant.

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

o    the nominal value of a share;

o    the market value of a share at the date of grant; or

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

No options may be granted over shares under the share option scheme which would, when combined with options granted over shares under any other scheme operated by us or any of our consolidated subsidiaries, exceed 15%, after issue, of the Company's issued share capital.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       MAJOR SHAREHOLDERS

Apax Partners own 8,460,793 of our ordinary shares or 18.4%. Apax Partners act as Manager of Apax Funds Nominees Limited and Managing General Partner of Apax Germany II L.P., respectively. Apax Funds Nominees Limited holds shares as a nominee for certain other Apax Venture Capital Limited Partnerships. Prior to the secondary offering in June 2000, Apax Partners owned 18,091,170 of our ordinary shares or 41.2%. Apax Partners' voting rights do not differ from the rights of other shareholders.

Adtran, through its wholly-owned subsidiary ADFI, Inc., owns 2,520,960 ordinary shares or 5.5%. Prior to the secondary offering in June 2000, Adtran owned 5,305,810 ordinary shares or 12.6%. Adtran's voting rights do not differ from the rights of other shareholders.

                           UNITED STATES SHAREHOLDERS

Clearstream Banking AG ("Clearstream") and a nominee of Clearstream holding two shares are the current holders of record of the company's shares. Clearstream issues bearer rights to these shares to financial institutions who are participants in Clearstream and through whom beneficial owners (including US beneficial owners) hold our shares. Due to the secrecy laws of some of the jurisdictions (including Germany) in which the participants of Clearstream are located, these participants may not be obligated to disclose information regarding beneficial ownership of our shares pursuant to Section 198 of the Companies Act 1985 or the Nasdaq Europe regulations. Consequently, we are unable to identify the US beneficial owners of these shares.

B.       RELATED PARTY TRANSACTIONS

Timothy Anderson, a member of the Board, is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as our legal adviser. Fees to Reynolds Porter Chamberlain for legal services rendered during the three year period ended December 31, 2004, December 31, 2003 and December 31, 2002 amounted to EUR 211,684, EUR 162,241 and EUR 267,884, respectively.

ITEM 8.  FINANCIAL INFORMATION

A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 18: Financial Statements" and the Notes thereto.

                                LEGAL PROCEEDINGS

Neither we nor any of our consolidated subsidiaries are involved in litigation or arbitration proceedings that could have a substantial impact on our financial position or the financial position of any of our consolidated subsidiaries. We have not been involved in such litigation or arbitration proceedings in the past two years, nor, to the best of our knowledge, are such proceedings pending or threatened against us or any of our consolidated subsidiaries. However, as is the case with many companies in the semiconductor industry, we may from time to time receive communications alleging possible infringement of intellectual property rights of others. Irrespective of the validity of such claims, we could incur significant costs with respect to the defense of such claims which could have a material adverse effect on our business, results of operations or financial condition. See "Item 3: Risk Factors--If we are unable to protect our intellectual property and know-how from copy or use by others, our competitors may gain access to our content and technology".

                                 DIVIDEND POLICY

We have never declared or paid any dividends. We currently intend to retain all available earnings generated by our operations for the development and growth of our business. As a result, we do not anticipate paying any dividends in the foreseeable future. You should also refer to "Item 5: Operating and Financial Review and Prospects-Liquidity".

B.       SIGNIFICANT CHANGES

NOT APPLICABLE

ITEM 9.  THE OFFER AND LISTING

The German stock exchange (XETRA/Frankfurter Wertpapierborse) and Nasdaq are the principal trading markets for our ordinary shares and ADSs.

Dialog is listed in the Prime Standard segment of the Frankfurt Stock Exchange and therefore has to comply with the requirements of the Prime Standard:

o    quarterly reporting;

o application of international accounting standards (IFRS, international financial reporting standard, or US GAAP);

o publication of a financial calendar listing the most important corporate events;

o    at least one analysts' conference per year; and

o    use  of  the  English  language  for  current   reporting  and  for  ad-hoc
     disclosures required under the German Securities Trading Act.

                                  MARKET PRICES

The  following  table sets  forth,  for the periods  indicated,  the highest and
lowest   closing  market   quotations  for  the  shares  from  the   Frankfurter
Wertpapierborse (XETRA) and Nasdaq.

DEUTSCHE BORSE (FRANKFURT STOCK EXCHANGE)             ORDINARY SHARES
                                             ----------------------------------
                                               HIGH EURO           LOW EURO
                                             ----------------- ----------------
ANNUAL HIGHS AND LOWS
     2000                                       72.50                  6.86
     2001                                       10.85                  2.75
     2002                                       8.82                   0.70
     2003                                       4.39                   0.82
     2004                                       4.49                   1.63
QUARTERLY HIGHS AND LOWS
2003
     First quarter                              1.31                   0.82
     Second quarter                             1.64                   0.85
     Third quarter                              3.28                   1.56
     Fourth quarter                             4.39                   2.90
2004
     First quarter                              4.49                   3.48
     Second quarter                             4.09                   2.69
     Third quarter                              3.09                   2.46
     Fourth quarter                             2.94                   1.63
MONTHLY HIGHS AND LOWS
2004


     October                                    2.94                   2.57
     November                                   2.67                   2.50
     December                                   2.57                   1.63
2005
     January                                    1.81                   1.58
     February                                   1.98                   1.44
     March                                      2.28                   1.78
---------------

On April 7, 2005 the closing market quotation for our shares on the Frankfurt Stock Exchange (XETRA) was EUR 1.94.

NASDAQ(1)                                        ADSs
                                -----------------------------------------
                                  HIGH DOLLAR            LOW DOLLAR
                                ------------------- ---------------------
ANNUAL HIGHS AND LOWS
     2000 (from June 29)            54.88                   6.25
     2001                            9.69                   2.49
     2002                            7.55                   0.64
     2003                            5.52                   0.95
     2004                            5.66                   2.29
QUARTERLY HIGHS AND LOWS
2003
     First quarter                   1.68                   0.95
     Second quarter                  1.93                   0.95
     Third quarter                   3.80                   1.80
     Fourth quarter                  5.52                   3.45
2004
     First quarter                   5.66                   4.40
     Second quarter                  5.00                   2.29
     Third quarter                   3.75                   3.01
     Fourth quarter                  3.57                   2.29
MONTHLY HIGHS AND LOWS
2004
     October                         3.57                   3.08
     November                        3.54                   3.19
     December                        3.42                   2.29
2005
     January                         2.45                   2.10
     February                        2.59                   1.93
     March                           3.03                   2.33
---------------

(1) Our shares were first listed on Nasdaq on June 29, 2000.

On April 7, 2005 the closing market quotation for our shares on Nasdaq was $2.41.

ITEM 10. ADDITIONAL INFORMATION

A.       SHARE CAPITAL

NOT APPLICABLE.

B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to our Registration Statement on Form F-1, which was filed with the Securities and Exchange Commission on June 27, 2000.

C.       MATERIAL CONTRACTS

SUPPLY AGREEMENT WITH CHARTERED SEMICONDUCTOR MANUFACTURING PTE., LTD.

Until October 2003, we maintained a deposit of $20 million with Chartered which was classified in the balance sheet line item "Deposits". Under the terms of our supply agreement dated June 30, 2000, the deposit guaranteed access to certain quantities of sub-micron wafers through fiscal 2003 and several generations of process technologies ranging from current products at 0.60u and 0.35u and will extend down to, and beyond 0.18u technologies. In October 2003, we received the repayment of the deposit from Chartered. In addition, we had paid $20 million as advance payments for future wafer deliveries, of which we received a $10 million refund from Chartered in 2001. At December 31, 2003 the outstanding balance of the advance payments was classified in the balance sheet under "Prepaid expenses". In 2004 all remaining advance payments were refunded to the company in proportion to our purchases of wafers from Chartered. On October 25, 2001, the Securities and Exchange Commission granted our request for confidential treatment with respect to wafer prices, lot quantities and related proprietary data contained in the supply agreement. We entered into a temporary modification of this agreement on December 18, 2001 pursuant to which we received the $10 million refund. Concurrently with the filing of this Form 20-F in 2001, we requested confidential treatment of aspects of this amendment agreement analogous to those for which the Securities and Exchange Commission granted a request for confidential treatment on October 25, 2001.

D.       EXCHANGE CONTROLS

There are currently no UK laws, decrees or regulations that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends or other payments to non-UK residents or to US holders of our securities except as otherwise set forth below in "Taxation". There are no limitations under our articles of association restricting voting or shareholding.

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

                                   UK TAXATION

DIVIDENDS

Under current UK taxation legislation, no tax is required to be withheld at source from cash dividend payments by Dialog. See "US Federal Income Taxation--Distributions" below for a discussion of the treatment of dividend payments by Dialog under the UK-US Income Tax Treaty.

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

UK STAMP DUTY AND STAMP DUTY RESERVE TAX

No stamp duty or stamp duty reserve tax ("SDRT") will be payable on the transfer of existing shares which are held, and which continue to be held, in Clearstream.

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

DISTRIBUTIONS

Subject to the "Passive Foreign Investment Company" discussion below, dividends paid with respect to shares or ADSs will be included in the gross income of a US holder as ordinary dividend income from foreign sources to the extent paid from Dialog's earnings and profits as determined under US federal income tax principles. Distributions in excess of earnings and profits will be treated first as a return of capital to the extent of the US holder's tax basis in the shares or ADSs and then as a capital gain. Dividends will not be eligible for the dividends-received deduction available to corporations. Dividends received by noncorporate US holders, however, will be taxed at the same preferential rate allowed for long-term capital gains if (i) Dialog qualifies for benefits under the new UK-US income tax treaty and (ii) the US holder satisfies certain holding period and other requirements. Dialog will qualify for benefits under the new UK-US income tax treaty as long as its shares are regularly and sufficiently traded on NASDAQ.

Dividends paid in Euro will be includable in income in a US Dollar amount based on the exchange rate in effect on the day received by the shareholder or the depositary whether or not the payment is converted into Dollars at that time. Gain or loss recognized on a subsequent conversion of Euro for a different amount will be US source ordinary income or loss.

During a twelve-month transition period under the new UK-US income tax treaty (which ends on 30 April 2004), an eligible US shareholder that elects the benefits of the old UK-US treaty may be entitled to a foreign tax credit for UK withholding tax in an amount equal to the tax credit payment that the US shareholder is entitled to receive from the UK Inland Revenue under the old treaty. At current rates, a dividend of (pound)90 entitles an eligible US shareholder claiming benefits under the old treaty to a payment of (pound)10 offset by a UK withholding tax of (pound)10. Because the tax credit payment and the withholding tax offset each other, the Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have tax significance because an electing US shareholder must include the tax credit payment in its income and may claim a foreign tax credit for the UK withholding tax (subject to otherwise applicable limitations on foreign tax credits). To make the election, a US shareholder (or where the US shareholder is a partnership, each eligible US partner) must file a completed US Internal Revenue Service Form 8833 with its US federal income tax return for the relevant year. US shareholders cannot claim UK tax credit payments under the new UK-US treaty after the transition period. You should consult your own tax advisors about the consequences of the new treaty in light of your particular circumstances.

DISPOSITIONS

Subject to the "Passive Foreign Investment Company" discussion below, US holders will recognize capital gain or loss on the sale or other disposition of the shares or ADSs in an amount equal to the difference between the amount realized on the sale or other disposition and the US holder's basis in the shares or ADSs. Such gain or loss will be long term capital gain or loss if the US holder has held the shares or ADSs for more than one year at the time of the sale or other disposition. Long term capital gain recognized by an individual is subject to taxation at a maximum rate of 20 per cent. Deductions for capital losses are subject to limitations. Any gain or loss will be treated as arising from US sources.

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

PASSIVE FOREIGN INVESTMENT COMPANY

Dialog may become a passive foreign investment company ("PFIC") for US federal income tax purposes. A non-US company is a PFIC in any taxable year in which, after taking into account the income and assets of certain subsidiaries, either
(1) at least 75% of its gross income is passive income or (2) at least 50% of the average value of its assets is attributable to assets that produce or are held to produce passive income. Whether Dialog becomes a PFIC will depend, among other things, upon the amount of its passive income and the value of its passive assets, the growth in its business revenues and its market value in the future. Since goodwill represents a substantial part of its non-passive assets, changes in the market value of Dialog's shares, which have been significant and could continue to be significant, could cause Dialog to become a PFIC.

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

If Dialog were a PFIC and then ceased to be a PFIC, a US holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its shares on the last day of the last taxable year in which Dialog were a PFIC. Any gain is recognized and subject to tax under the rules described above. Loss is not recognized. The US holder's basis in its shares is increased by the amount of gain recognized on the sale.

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

A US holder of shares or ADSs will not be able to avoid the tax consequences described above by electing to treat Dialog Semiconductor Plc as a qualified electing fund ("QEF") because Dialog does not intend to prepare the information that US holders would need to make a QEF election.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Distributions on the shares or ADSs and proceeds from sale of the shares or ADSs paid in the United States (or by certain persons outside the United States) will be reported to the US Internal Revenue Service unless the shareholder (1) is a corporation, (2) provides a properly executed US Internal Revenue Service Form W-8 BEN or (3) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number. The amount of any backup withholding tax will be allowed as a credit against the shareholder's United States federal income tax liability and the shareholder may claim a refund of any excess amounts..

F.       DIVIDENDS AND PAYING AGENTS

NOT APPLICABLE.

G.       STATEMENT BY EXPERTS

NOT APPLICABLE

H.       DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the material may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at HTTP://WWW.SEC.GOV that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Our annual reports and some other information submitted by us to the Commission may be accessed through this web site.



I.       SUBSIDIARY INFORMATION

NOT APPLICABLE

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a matter of policy, we do not engage in derivatives trading, derivatives market-making or other speculative activities. See "Item 5: Operating and
Financial Review and Prospects-Foreign Currencies" and Note 19 to the consolidated financial statements.

During 2000 to hedge the foreign currency exposure with respect to the $20 million of deposits with Chartered, we purchased foreign currency forward contracts to effectively change the US Dollar deposits into Euro (EUR 21.7 million) upon the expected return of the deposit as of December 31, 2003. These deposits were refunded to us in October 2003. Upon receipt of the deposit, we settled our currency hedging position related to this deposit and recognized a loss of EUR 71,000 in the consolidated statement of operations. See Note 19 to the consolidated financial statements.

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

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that we have at least two audit committee financial experts, as defined in Form 20-F of the U.S. Securities Exchange Act, 1934, serving on our audit committee. These experts are Messrs. Glover and Hughes, who are independent as such term is defined in the listing standards applicable to us.

ITEM 16B.         CODE OF ETHICS

We have adopted a code of ethics ("Code of Business Conduct and Ethics") applicable to our officers, directors and employees, pursuant to the requirements of the Sarbanes-Oxley Act of 2002. The text of our Code of Business Conduct and Ethics is provided on our Internet website (www.dialog-semiconductor.com).

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

The aggregate fees billed for professional services rendered by the principal accountant, KPMG, for the audit of our financial statements or services normally provided by the auditor in connection with statutory and regulatory filings were EUR 174,000 for the year ended December 31, 2004, and EUR 169,000 for the year ended December 31, 2003.

AUDIT-RELATED FEES

There were no assurance or related services performed by KPMG which were reasonably related to the performance of the audit or review of our financial statements and not reported under "--Audit Fees" above, for the year ended December 31, 2004 or for the year ended December 31, 2003. As such, aggregate fees billed for such services in these years were nil.

TAX FEES

The aggregate fees billed for professional services rendered by KPMG for tax compliance, tax advice, and tax planning were EUR 110,000 for the year ended December 31, 2004, and EUR 65,000 for the year ended December 31, 2003. Tax fees are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

ALL OTHER FEES

There were no products or services provided by KPMG, other than those reported above under "--Audit Fees" and "--Tax Fees," for the year ended December 31, 2003, or for the year ended December 31, 2004. As such, aggregate fees billed for such services in these years were nil.

AUDIT COMMITTEE APPROVAL

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee's approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific Tax Consulting Services that may be performed by our auditors. 100% and 79% of the tax services referred to under "Tax Fees" above were pre-approved by the Audit Committee in 2004 and 2003, respectively.

All other services that are not included in the catalog require pre-approval by the Audit Committee's chairman on a case-by-case basis. The chairman of our Audit Committee is not permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors' independence.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on an exemption from the listing standard for audit committees as set forth under Nasdaq Marketplace Rule 4350(d)(2). This exemption was granted to Dialog on 1 August 2000. We do not believe that our reliance on this exemption would materially adversely affect the ability of our audit committee to act independently and to satisfy other requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934. In lieu of following this requirement on audit committee composition, Dialog's audit committee consists of two independent members in accordance with law, rule, regulation, and generally accepted business practices in Dialog's home country of England and Wales.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. FINANCIAL STATEMENTS

See the Consolidated Financial Statements and the Notes thereto.

ITEM 19. EXHIBITS

1.1      Memorandum and Articles of Association of Dialog Semiconductor Plc. (1)

2.1 Form of Deposit Agreement among Dialog Semiconductor Plc, The Bank of New York as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder.(1)

3.1      Not applicable.

4.1 Supply Agreement with Chartered Semiconductor Manufacturing Pte., Ltd. dated June 30, 2000.(2)(3)

4.2 Amendment Agreement with Chartered Semiconductor Manufacturing Pte., Ltd. dated December 18, 2001. (4) (5)

5.1      Not applicable.

6.1      Not applicable.

7.1      Not applicable.

8.1      See "Item 4: Information on the Company- C. Organizational Structure".

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

13.1 Section 1350 Certification of Chief Executive Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002.(6)

13.2 Section 1350 Certification of Vice-President of Finance and Controlling of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002.(6)

14.1     Not applicable.

----------

(1) Previously filed as an exhibit to the Company's Registration Statement on Form F-1, filed with the Securities and Exchange Commission on June 27, 2000 and incorporated herein by reference.

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



                            DIALOG SEMICONDUCTOR PLC

                     By: /s/     Roland Pudelko
                        -----------------------------------------------
                                 Roland Pudelko
                                 Executive Director, Chief Executive
                                 Officer and President

                              FINANCIAL INFORMATION



AUDITED CONSOLIDATED FINANCIAL STATEMENTS:

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the years ended
December 31, 2004, 2003 and 2003

Consolidated Balance Sheets as of December 31, 2004 and 2003

Consolidated Statements of Cash Flows for the years ended December 31,
  2004, 2003 and 2002

Consolidated Statements of Shareholders' Equity for the years ended
  December 31, 2004, 2003 and 2002

Notes to the Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Dialog Semiconductor Plc:

We have audited the accompanying consolidated balance sheets of Dialog Semiconductor Plc and subsidiaries (the "Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dialog Semiconductor Plc and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Stuttgart, Germany
February 21, 2005

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftspruefungsgesellschaft

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Operations


--------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)             Notes            2004              2004               2003              2002
--------------------------------------------------------------------------------------------------------------------------------
Revenues                                            20           $157,100        EUR 116,044      EUR  92,893       EUR  77,104
--------------------------------------------------------------------------------------------------------------------------------
Cost of sales                                        5           (108,010)          (79,783)          (62,374)          (57,409)
--------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                       49,090            36,261            30,519            19,695
--------------------------------------------------------------------------------------------------------------------------------

Selling and marketing expenses                                     (8,444)           (6,237)           (4,197)           (4,149)
--------------------------------------------------------------------------------------------------------------------------------
General and administrative expense                                 (7,394)           (5,462)           (5,044)           (6,447)
--------------------------------------------------------------------------------------------------------------------------------
Research and development expenses                                 (39,356)          (29,071)          (30,590)          (34,530)
--------------------------------------------------------------------------------------------------------------------------------
Amortization and intangible assets                                 (2,058)           (1,520)           (2,073)           (1,975)
--------------------------------------------------------------------------------------------------------------------------------
Restructuring and related impairment charges         3                (80)              (59)           (1,839)                -
--------------------------------------------------------------------------------------------------------------------------------
OPERATING LOSS                                                     (8,242)           (6,088)          (13,224)          (27,406)
--------------------------------------------------------------------------------------------------------------------------------


Interest income, net                                                1,463             1,081               757             1,121
--------------------------------------------------------------------------------------------------------------------------------
Foreign currency exchange gains and losses, net                      (983)             (726)             (454)           (1,918)
--------------------------------------------------------------------------------------------------------------------------------
Recovery of investment                               4                 73                54               315            11,969
--------------------------------------------------------------------------------------------------------------------------------
Result before income taxes                                         (7,689)           (5,679)          (12,606)          (16,234)
--------------------------------------------------------------------------------------------------------------------------------


Income tax (expense) benefit                         6                (86)              (64)           (7,814)            6,026
--------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                           (7,775)           (5,743)          (20,420)          (10,208)
--------------------------------------------------------------------------------------------------------------------------------


Loss per share:
Basic and diluted                                                   (0.18)            (0.13)            (0.46)            (0.23)
--------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS):
Basic and diluted                                                  44,025            44,025            43,951            43,888
--------------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Balance Sheets

--------------------------------------------------------------------------------------------------------------------------
(in thousands)                                            Notes          Dec. 31, 2004    Dec. 31, 2004      Dec. 31, 2003
--------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                                                 $18,922         EUR  13,977        EUR    8,109
--------------------------------------------------------------------------------------------------------------------------
Trade accounts receivable, net                              8              32,540              24,036              14,338
--------------------------------------------------------------------------------------------------------------------------
Inventories                                                 9              40,335              29,794              13,242
--------------------------------------------------------------------------------------------------------------------------
Marketable securities                                      10              23,749              17,542              44,900
--------------------------------------------------------------------------------------------------------------------------
Deferred taxes                                              6                 950                 702                 103
--------------------------------------------------------------------------------------------------------------------------
Prepaid expenses                                           11                 834                 616               2,131
--------------------------------------------------------------------------------------------------------------------------
Other current assets                                                          380                 281                 993
--------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                      117,710              86,948              83,816
--------------------------------------------------------------------------------------------------------------------------


Property, plant and equipment, net                         12              28,752              21,238              20,590
--------------------------------------------------------------------------------------------------------------------------
Intangible assets                                          13               5,775               4,266               5,440
--------------------------------------------------------------------------------------------------------------------------
Goodwill                                                   13              15,956              11,786              11,786
--------------------------------------------------------------------------------------------------------------------------
Deposits                                                   11                 263                 194                 183
--------------------------------------------------------------------------------------------------------------------------
Deferred taxes                                              6              22,270              16,450              17,729
--------------------------------------------------------------------------------------------------------------------------
Prepaid expenses                                           11               1,458               1,077                 927
--------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                              192,184             141,959             140,471
--------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY
Trade accounts payable                                                     20,888              15,429               7,157
--------------------------------------------------------------------------------------------------------------------------
Accrued expenses                                           14               4,175               3,084               3,165
--------------------------------------------------------------------------------------------------------------------------
Income taxes payable                                                           12                   9                  18
--------------------------------------------------------------------------------------------------------------------------
Deferred taxes                                              6                   9                   7                   4
--------------------------------------------------------------------------------------------------------------------------
Other current liabilities                                                   1,726               1,275               1,615
--------------------------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                  26,810              19,804              11,959
--------------------------------------------------------------------------------------------------------------------------


Deferred taxes                                              6               1,381               1,020               1,669
--------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                          28,191              20,824              13,628
--------------------------------------------------------------------------------------------------------------------------


Ordinary Shares                                            15               9,515               7,028               6,737
--------------------------------------------------------------------------------------------------------------------------
Additional paid-in capital                                                228,497             168,782             168,795
--------------------------------------------------------------------------------------------------------------------------
Accumulated deficit                                                       (72,323)            (53,422)            (47,679)
--------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive loss                                       (1,294)               (956)               (984)
--------------------------------------------------------------------------------------------------------------------------
Employee stock purchase plan shares                                          (402)               (297)                (26)
--------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                                                      163,993             121,135             126,843
--------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                192,184             141,959             140,471
--------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

------------------------------------------------------------------------------------------------------------
(in thousands)                                              2004          2004         2003           2002
------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                  $(7,775)   EUR (5,743)  EUR (20,420)  EUR (10,208)
------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net loss to net cash
 provided by (used for)
------------------------------------------------------------------------------------------------------------
operating activities:
------------------------------------------------------------------------------------------------------------
Recovery of investment                                        (73)          (54)         (315)      (11,969)
------------------------------------------------------------------------------------------------------------
Provision for excess inventory                                  -             -             -         1,930
------------------------------------------------------------------------------------------------------------
Restructuring and related impairment charges                 (444)         (328)          613             -
------------------------------------------------------------------------------------------------------------
Depreciation of property, plant and equipment              15,570        11,501        12,545        12,834
------------------------------------------------------------------------------------------------------------
Amortization intangible assets                              2,058         1,520         2,073         1,975
------------------------------------------------------------------------------------------------------------
Losses on disposals of fixed assets                           199           147           253             -
------------------------------------------------------------------------------------------------------------
Increase in deferred tax asset valuation allowance              -             -        10,237             -
------------------------------------------------------------------------------------------------------------
Other changes in deferred taxes                                24            18        (1,984)       (4,167)
------------------------------------------------------------------------------------------------------------
Changes in current assets and liabilities:
------------------------------------------------------------------------------------------------------------
Trade accounts receivable                                 (13,128)       (9,697)        1,691           450
------------------------------------------------------------------------------------------------------------
Inventories                                               (22,408)      (16,552)        1,265           715
------------------------------------------------------------------------------------------------------------
Prepaid expenses                                            1,844         1,362         5,382         1,663
------------------------------------------------------------------------------------------------------------
Trade accounts payable                                     11,204         8,276        (2,846)        1,760
------------------------------------------------------------------------------------------------------------
Accrued expenses                                             (104)          (77)         (258)       (1,381)
------------------------------------------------------------------------------------------------------------
Income taxes payable                                          (12)           (9)         (107)       (1,224)
------------------------------------------------------------------------------------------------------------
Other assets and liabilities                                1,401         1,035          (541)           26
------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES          (11,644)       (8,601)        7,588        (7,596)
------------------------------------------------------------------------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES:
Recovery of investment                                         73            54           315        11,969
------------------------------------------------------------------------------------------------------------
Purchases of property, plant and equipment                (16,680)      (12,321)       (5,901)       (3,872)
------------------------------------------------------------------------------------------------------------
Purchases of intangible assets                               (914)         (675)       (1,410)       (2,101)
------------------------------------------------------------------------------------------------------------
Investments and deposits received (made)                      (27)          (20)       21,670            94
------------------------------------------------------------------------------------------------------------
Purchases of marketable securities                        (67,243)      (49,670)      (44,998)            -
------------------------------------------------------------------------------------------------------------
Sale of marketable securities                             104,360        77,087             -             -
------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES           19,569        14,455       (30,324)        6,090
------------------------------------------------------------------------------------------------------------



CASH FLOWS FROM FINANCING ACTIVITIES:
Costs for issuance of shares                                  (28)          (21)            -             -
------------------------------------------------------------------------------------------------------------
Sale of employee stock purchase plan shares                    40            30            37            58
------------------------------------------------------------------------------------------------------------
Other                                                           -             -             -           (44)
------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                          12             9            37            14
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR) OPERATING, INVESTING AND
 FINANCING ACTIVITIES                                       7,937         5,863       (22,699)       (1,492)
------------------------------------------------------------------------------------------------------------


Effect of foreign exchange rate changes on cash and
 cash equivalents                                               7             5          (197)         (129)
------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS        7,944         5,868       (22,896)       (1,621)
------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at beginning of period           10,978         8,109        31,005        32,626
------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                 18,922        13,977         8,109        31,005
------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Consolidated Financial Statements.


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


--------------------------------------------------------------------------------------------------------------------------------
                                                                    ACCUMULATED OTHER COMPREHENSIVE LOSS

                                                                                                        EMPLOYEE
                                             ADDITIONAL             CURRENCY     AVAILABLE  DERIVATIVE  STOCK
                                    ORDINARY  PAID-IN   ACCUMULATED TRANSLATION  FOR SALE   FINANCIAL   PURCHASE
(in thousands of EUR)                SHARES   CAPITAL     DEFICIT   ADJUSTMENT   SECURITIES INSTRUMENTS PLAN SHARES     TOTAL
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2001          6,737     168,788    (17,051)   (270)          --          (42)       (70)      158,092
-------------------------------------------------------------------------------------------------------------------------------
Net loss                               --          --      (10,208)   --             --           --         --        (10,208)
Other comprehensive loss               --          --         --      (287)          --         (116)        --           (403)
                                                                                                                       -------
TOTAL COMPREHENSIVE LOSS                                                                                               (10,611)
Cost of issuance of shares in  2000    --           (44)      --      --             --           --         --           (44)
Sale of employee stock purchase
 plan shares                           --            37       --      --             --           --         21            58
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2002          6,737     168,781    (27,259)   (557)          --         (158)       (49)      147,495
-------------------------------------------------------------------------------------------------------------------------------
Net loss                               --          --      (20,420)   --             --           --         --       (20,420)
Other comprehensive income (loss)      --          --         --      (366)         (61)         158         --          (269)
                                                                                                                       --------
TOTAL COMPREHENSIVE LOSS                                                                                               (20,689)
Sale of employee stock purchase
 plan shares                           --            14       --      --             --           --         23             37
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2003          6,737     168,795    (47,679)   (923)         (61)          --        (26)       126,843
-------------------------------------------------------------------------------------------------------------------------------
Net loss                               --          --       (5,743)   --             --           --         --         (5,743)
Other comprehensive income (loss)      --          --         --        (5)          33           --         --             28
                                                                                                                       ---------
TOTAL COMPREHENSIVE LOSS                                                                                                (5,715)
New issuance of shares                  291         (22)      --      --             --           --       (291)           (22)
Sale of employee stock purchase
 plan shares                           --             9       --      --             --           --         20             29
-------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004          7,028     168,782    (53,422)   (928)         (28)          --       (297)       121,135
-------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these Consolidated Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of EUR, unless otherwise stated)

1.  GENERAL

A) DESCRIPTION OF BUSINESS
Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.


B) VULNERABILITY DUE TO CERTAIN SIGNIFICANT CONCENTRATIONS
The Company's future results of operations involve a number of risks and uncertainties. Factors that could affect the Company's future operating results and cause actual results to vary materially from historical results include, but are not limited to, the highly cyclical nature of both the semiconductor and wireless communications industries, dependence on certain customers and the ability to obtain adequate supply of sub-micron wafers.

The Company's products are generally utilized in the cellular communications and automotive industries. The Company generates a substantial portion of its revenue from the wireless communications market, which accounted for 78%, 75% and 71% of the Company's total revenue for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company's revenue base is diversified by geographic region and by individual customer. Changes in foreign currency exchange rates influence the Company's results of operations. The Company's sales are primarily denominated in Euros and US dollars whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars (see Note 19 for a description of the Company's hedging activities). The Company also has foreign currency exchange risks with respect to its net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Fluctuations in these currencies could significantly impact the Company's reported results from operations.

The Company depends on a relatively small number of customers for a substantial portion of its revenues, and the loss of one or more of these customers may result in a significant decline in future revenue. During 2004 and 2002, two customers individually accounted for more than 10% of the Company's revenues. Total revenues from these two customers were EUR 75,651 and EUR 46,746 or 65% and 61% in 2004 and 2002, respectively. Net receivables from these two customers were EUR 15,724 at December 31, 2004. During 2003, one customer individually accounted for more than 10% of the Company's revenue. Total revenue from this customer was EUR 60,192 or 65%. Net receivables from this customer were EUR 9,414 at December 31, 2003. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.


C) BASIS OF PRESENTATION
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). All amounts herein are shown in thousands of Euro
("EUR") and for the year 2004 are also presented in U.S. Dollars ("$"), the latter being unaudited and presented solely for convenience of the reader at the rate of EUR 1 = $1.3538, the Noon Buying Rate of the Federal Reserve Bank of
New York on December 31, 2004.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Investments in Affiliated Companies
The consolidated financial statements include Dialog Semiconductor Plc and all of its owned subsidiaries:

-------------------------------------------------------------------------------
NAME                           REGISTERED OFFICE                 PARTICIPATION
-------------------------------------------------------------------------------
Dialog Semiconductor GmbH      Kirchheim/Teck - Nabern, Germany       100%
-------------------------------------------------------------------------------
Dialog Semiconductor (UK)
 Limited                       Swindon, UK                            100%
-------------------------------------------------------------------------------
Dialog Semiconductor Inc       Clinton, New Jersey, USA               100%
-------------------------------------------------------------------------------
Dialog Semiconductor KK        Tokyo, Japan                           100%
-------------------------------------------------------------------------------


All intercompany accounts and transactions are eliminated in consolidation.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less.

MARKETABLE SECURITIES
Marketable securities at December 31, 2004 and 2003 consist of exchange traded funds and at December 31, 2003 also debt securities that are classified as available-for-sale and are accounted for on the basis of the settlement date and recorded at fair value as determined by the most recently quoted market price of each security at the balance sheet date. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. A decline in the market value of any available-for-sale security below cost that is deemed to be other than temporary will result in an impairment, which is charged to earnings. Interest income is recognized when earned.

INVENTORIES
Inventories are valued at the lower of cost or market. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first-in, first-out (FIFO) or weighted average cost methods.

TRADE ACCOUNTS RECEIVABLE
Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company reviews its allowance for doubtful accounts quarterly. Management, considering current information and events regarding the customers' ability to repay their obligations, considers the collectibility of a trade account receivable to be impaired when it is probable that the Company will be unable to collect all amounts due according to the sales terms. When a trade receivable is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows. Any credit losses are included in the allowance for doubtful accounts through a charge to bad debt expense. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. In the profit and loss account, impairment losses are included in sales and marketing expenses. Recoveries of trade receivables previously written-off are recorded when received. Reversals of impairment losses, if any, would be included in other operating income. The Company does not have any off-balance-sheet credit exposure related to its customers.


OTHER CURRENT ASSETS
Other current assets include tax refunds receivable at December 31, 2004 and 2003. It also included interest receivable at December 31, 2003.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets as follows:



----------------------------------------------
EQUIPMENT               USEFUL LIFE
----------------------------------------------
Test equipment         3 to 8 years
----------------------------------------------
                       Shorter of useful life
Leasehold improvements  or lease term
----------------------------------------------
Office and other
 equipment             3 to 13 years
----------------------------------------------

GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill represents the excess of purchase price over fair value of net assets of businesses acquired. Purchased intangible assets with estimable useful lives primarily consist of licenses, software, customer lists and patents and are recorded at acquisition cost less accumulated amortization. Intangible assets other than goodwill are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 17 years.

Goodwill is tested annually for impairment and more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent the carrying amount exceeds the asset's fair value. Prior to the adoption of SFAS 142 in 2002, goodwill and assembled workforce were amortized over their estimated useful life.

IMPAIRMENT OF LONG-LIVED ASSETS
In accordance with SFAS 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future undiscounted net cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

FOREIGN CURRENCIES
The functional currency for the Company's operations is generally the applicable local currency. Accordingly, the assets and liabilities of companies whose functional currency is other than the Euro are included in the consolidation by translating the assets and liabilities into the reporting currency (the Euro) at the exchange rates applicable at the end of the reporting year. Equity accounts are measured at historical rates. The statements of income and cash flows are translated at the average exchange rates during the year. Translation gains or losses are accumulated as a separate component of shareholders' equity. Foreign currency transaction gains and losses are included in financial income, net at each reporting period. They result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated monetary assets and liabilities into the functional currency of the respective entity. The exchange rates of the more important currencies against the Euro used in preparation of the consolidated financial statements were as follows:


---------------------------------------------------------------------------------------------
CURRENCY                     DEC 31, 2004    DEC, 31, 2003   2004         2003         2002
---------------------------------------------------------------------------------------------
                                EUR   1 =    EUR   1 =    EUR   1 =    EUR   1 =    EUR   1 =
---------------------------------------------------------------------------------------------
Great Britain                       0.71         0.70         0.68         0.69         0.63
---------------------------------------------------------------------------------------------
Japan                             139.83       133.68       134.46       130.93       118.05
---------------------------------------------------------------------------------------------
United States                       1.36         1.25         1.24         1.13         0.94
---------------------------------------------------------------------------------------------


REVENUE RECOGNITION
Substantially all of the Company's revenue is derived from the sale of its products. Product revenue, net of discounts, is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price of the transaction is fixed and determinable, and collectibility is reasonably assured.

PRODUCT-RELATED EXPENSES
Cost of sales consist of the costs of outsourcing production and assembly, personnel costs and applicable overhead and depreciation of test and other equipment. Provisions for estimated product warranty are recorded in cost of sales at the time the related sale is recognized. Expenditures for advertising and sales promotion and for other sales-related expenses are charged to marketing expenses as incurred. Shipping and handling costs amounting to EUR 313 (2003: EUR 251; 2002: EUR 221) are recorded within selling expenses.

INCOME TAXES
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years, in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records deferred tax valuation allowances, if any, to reduce the deferred tax assets to amounts, which will more likely than not be realized.

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

                         2004     2003    2002
-----------------------------------------------
Net loss, as reported:  (5,743)(20,420)(10,208)
-----------------------------------------------
Deduct: Total stock-
 based employee
 compensation expense
 determined under fair
 value based method for
 all awards, net of
 related tax effects      (847)   (601) (1,166)
-----------------------------------------------
Pro forma net loss      (6,590)(21,021)(11,374)
-----------------------------------------------
Earnings (loss) per
 share
-----------------------------------------------
Basic - as reported      (0.13)  (0.46)  (0.23)
-----------------------------------------------
Basic - pro forma        (0.15)  (0.48)  (0.26)
-----------------------------------------------
Diluted - as reported    (0.13)  (0.46)  (0.23)
Diluted - pro forma      (0.15)  (0.48)  (0.26)
-----------------------------------------------


DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The Company operates internationally, giving rise to exposure to changes in foreign currency exchange rates. The Company applies SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149, which provides guidance on accounting for all derivative instruments, and for hedging activities. Derivative financial instruments are recorded at their fair value and included in other current assets or other current liabilities.

EARNINGS (LOSS) PER SHARE
Earnings (loss) per share has been computed using the weighted average number of outstanding ordinary shares for each year. Because the Company reported a net loss in each of the years in the three-year period ended December 31, 2004, only basic per share amounts have been presented for those years. Had the Company reported net income in 2004, 2003 and 2002, the weighted average number of shares outstanding would have potentially been diluted by 1,309,406 and 962,184 and 2,634,382 stock options, respectively (not assuming the effects of applying the treasury stock method).

USE OF ESTIMATES
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the carrying value of goodwill and other long-lived assets, the realizability of deferred income tax assets and inventories, and the fair value of stock-based employee compensation awards. Actual results may differ from those estimates. In the fourth quarter of 2004, the company determined that the useful life of its test equipment is eight years. Previously the useful life had been determined to be five years. The effect of this change in accounting estimates resulted in a lower depreciation of EUR 1,349 (EUR 842, net of tax, or EUR 0.02 per share).

RECENTLY ISSUED ACCOUNTING STANDARDS
In June 2004, EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investment, was issued which includes new guidance for evaluating and recording other than temporary impairment losses on debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities and cost method investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. While the disclosure requirements for specified debt and equity securities and cost method investments are effective for annual periods ending after December 15, 2003, the FASB Board has directed the FASB staff to delay the effective date for the measurement and recognition guidance contained in EITF No. 03-1. This delay does not suspend the requirement to recognize other-than-temporary impairments as required by existing authoritative literature. The Company does not expect the adoption of EITF No. 03-1 to have a material impact on its consolidated financial statements.

In November 2004, the FASB issued Statement No. 151, Inventory Costs, to amend the guidance in Chapter 4, "Inventory Pricing," of FASB Accounting Research Bulletin No. 43, Restatement and Revision of Accounting Research Bulletins. Statement 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The Statement requires that those items be recognized as current-period charges. Additionally, Statement 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The company does not believe the adoption of SFAS No. 151 will have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes standards for transactions in which an entity exchanges its equity instruments for goods or services. This standard requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award based upon an option-pricing model and an estimate of the number of awards expected to vest. Compensation cost will be recognized as they vest, including related tax effects. SFAS No. 123(R) will be effective for interim or annual reporting periods beginning on or after June 15, 2005. The statement provides for three alternate transition methods, each having a different reporting implication. The company previously accounted for its stock based compensation plan using the intrinsic-value-based method based on APB Opinion No 25. Under this method, no stock-based compensation is reflected in net income (loss) (see also "Stock based compensation" in this note 2 to the consolidated financial statements). The Company is in the process of determining the transition method it is going to adopt and the potential impact on the financial statements.


3.  RESTRUCTURING AND RELATED IMPAIRMENT CHARGES

Restructuring and related asset impairment charges are comprised of EUR 59 restructuring charges for the year ended December 31, 2004 and of EUR 1,554 restructuring charges and EUR 285 impairment charges totaling EUR 1,839 for the year ended December 31, 2003.

RESTRUCTURING CHARGES

In the first quarter of 2003 the Company decided to close the Swedish subsidiary. Restructuring charges incurred in 2003, include termination benefits that were paid to all employees affected by the closing of EUR 1,076 and a provision for estimated costs that will continue to be incurred under an operating lease for the building for its remaining term without economic benefit to the Company of EUR 478. In the first quarter of 2004 the Company settled its building lease obligation in connection with the closure and recognized an additional charge of EUR 59. The contractual termination benefits were accounted for in accordance with SFAS 88. The provision for the operating lease was recorded at its estimated fair value in accordance with SFAS 146.

The pretax amounts for the restructuring charges are comprised of the following:


                                TERMINATION          TERMINATION
(in thousands of EUR)              COSTS                COSTS         TOTAL
-----------------------------------------------------------------------------
Liability balance
 at January 1,
 2003                                -                    -               -
Initial charges                    834                  346           1,180
Additional
 charges                           242                  132             374
Payments made                   (1,076)                (150)         (1,226)
----------------------------------------------------------------------------
Liability balance
 at December 31,
 2003                                -                  328             328
----------------------------------------------------------------------------
Additional
 charges                             -                   59              59
Payments made                        -                 (387)           (387)
----------------------------------------------------------------------------
Liability balance
 at December 31,
 2004                                -                    -               -
----------------------------------------------------------------------------


ASSET IMPAIRMENT CHARGES
As a result of the closure of the Swedish facility, certain long-lived assets with a net carrying value of EUR 158 have been abandoned and certain prepaid expenses of EUR 127 no longer provided any future benefit to the Company. Accordingly, impairment charges totaling EUR 285 were recognized for the year ended December 31, 2003, to write-off these assets.

4.  RECOVERY OF INVESTMENT

In the fourth quarter of 2001, the Company determined that its ability to recover the full amount of its investments in silicon supplier ESM was impaired. Accordingly the Company wrote off the investments in ESM. In March 2002, ESM was acquired by International Rectifier. As a result, the Company was able to subsequently recover EUR 12.0 million, EUR 0.3 million and EUR 0.1 million of its total investment in ESM in 2002, 2003 and 2004.

5.  OTHER DISCLOSURES TO THE STATEMENTS OF OPERATION

Result before income taxes is stated after charging:

---------------------------------------------------------------------------------------------
(in thousands of EUR)                                                  2004   2003     2202
---------------------------------------------------------------------------------------------
Depreciation of property, plant and equipment                         11,501  12,545  12,834
---------------------------------------------------------------------------------------------
Amortization of intangible assets                                      1,520   2,073   1,975
---------------------------------------------------------------------------------------------
Personnel costs                                                       21,622  21,197  20,193
---------------------------------------------------------------------------------------------
Cost of sales: provision for excess inventory                              -       -   1,930
---------------------------------------------------------------------------------------------


6.  INCOME TAXES

Loss before income taxes consists of the following:


--------------------------------------------
(in thousands of EUR) 2004    2003     2002
--------------------------------------------
Germany              (3,079) (6,323)(11,376)
--------------------------------------------
Foreign              (2,600) (6,283) (4,858)
--------------------------------------------
                     (5,679)(12,606)(16,234)
--------------------------------------------


Benefit (provision) for income taxes are as follows:


--------------------------------------------
(in thousands of EUR)    2004   2003   2002
--------------------------------------------
Current taxes:
--------------------------------------------
Germany                   -     250      43
--------------------------------------------
Foreign                 (38)    (91)  1,685
--------------------------------------------

Deferred taxes:
--------------------------------------------
Germany                   -  (8,287)  3,941
--------------------------------------------
Foreign                 (26)    314     357
--------------------------------------------
                        (64) (7,814)  6,026
--------------------------------------------



Although Dialog is a UK company, its principal operations are located in Germany and all of its operating subsidiaries are owned by its German subsidiary. Accordingly, the following information is based on German corporate tax law. The Company's statutory tax rate for its German subsidiary is 25%. Including the impact of the solidarity surcharge of 5.5%, the federal corporate tax rate amounts to 26,375%.

A reconciliation of income taxes determined using the German corporate tax rate of 26,375% plus the after federal tax benefit rate for trade taxes of 11,225%, for a combined statutory rate of 37.6%, is as follows:


---------------------------------------------------------------------------------------------
                                                                        2004    2003    2002
---------------------------------------------------------------------------------------------
Expected benefit for income taxes                                      2,135   4,740   6,104
---------------------------------------------------------------------------------------------
Foreign tax rate differential                                           (200)   (505)   (387)
---------------------------------------------------------------------------------------------
Amortization of non-deductible intangible assets                         (41)    (41)    (41)
---------------------------------------------------------------------------------------------
Valuation allowance on deferred tax assets                            (1,947)(11,804)   (118)
---------------------------------------------------------------------------------------------
Others                                                                   (11)   (204)    468
---------------------------------------------------------------------------------------------
Actual benefit (expense) for income taxes                                (64) (7,814)  6,026
---------------------------------------------------------------------------------------------

Deferred income tax assets and liabilities are summarized as follows:

---------------------------------------------
                          DEC 31,      DEC 31,
                            2004         2003
---------------------------------------------
Property, plant and
 equipment                     374       196
---------------------------------------------
Net operating loss and
 tax credit carryforwards   25,158    24,284
---------------------------------------------
Liabilities                  5,654     5,640
---------------------------------------------
Other                           12        41
---------------------------------------------
                            31,198    30,161
---------------------------------------------
Valuation allowance        (14,046)  (12,329)
---------------------------------------------
Deferred tax assets         17,152    17,832
---------------------------------------------
Property, plant and
 equipment                  (1,020)   (1,669)
---------------------------------------------
Receivables                     (7)       (4)
---------------------------------------------
Deferred tax liabilities    (1,027)   (1,673)
---------------------------------------------
Net deferred tax assets     16,125    16,159
---------------------------------------------


Tax loss carryforwards and established valuation allowances are summarized as follows:


---------------------------------------------------------------------------------------------
                               DECEMBER 31, 2004                       DECEMBER 31, 2003

                               TAX LOSS                                TAX LOSS
                               CARRYFORWARDS                           CARRYFORWARDS
                               SUBJECT TO                              SUBJECT TO
                 TAX LOSS      VALUATION     VALUATION     TAX LOSS    VALUATION     VALUATION
               CARRYFORWARD    ALLOWANCE     ALLOWANCE   CARRYFORWARD  ALLOWANCE     ALLOWANCE
---------------------------------------------------------------------------------------------
Germany            63,124       28,648        11,392      61,696       27,220         10,235
---------------------------------------------------------------------------------------------
UK                  6,384        6,286         2,026       4,391        4,293          1,288
---------------------------------------------------------------------------------------------
US
    Federal         1,571        1,571           498       1,520        1,520            493
---------------------------------------------------------------------------------------------
    State           1,442        1,442           131       1,514        1,514            131
---------------------------------------------------------------------------------------------
Sweden                  -            -             -         543          543            182
---------------------------------------------------------------------------------------------
Total                                         14,046                                  12,329
---------------------------------------------------------------------------------------------


In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods, in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In December 2003, the German government enacted new tax legislation, which among other things, limits the use of German tax-loss carryforwards to 60% of the taxable income for fiscal years starting from 2004 and thereafter. As a result of this change in tax law, at December 31, 2003 the Company has re-evaluated its deferred tax asset position and the need for a valuation allowance for the German tax losses. The assessment requires the exercise of judgment on the part of management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The assessment in 2003 considered the weight given to cumulative losses incurred in Germany over the three-year period ended December 31, 2003, as well as detailed forecasts of taxable income in the foreseeable future. Although the Company forecasted generating future taxable income to approximate available tax-loss carryforwards, the change in tax law increased the forecasted number of additional years that future taxable income must be generated in order to fully realize these loss carryforward benefits. Pursuant to SFAS 109 and the inherent uncertainties in projecting future taxable income, management had concluded that it is more likely than not that a portion of our tax losses could not ultimately be realized. Consequently, in 2003 the Company recognized a valuation allowance of EUR 10,235, to reduce the carrying value of its net deferred tax assets on tax loss carryforwards in Germany to an amount that was more likely than not expected to be ultimately realized. Furthermore, based on management's assessment, at December 31, 2003 the company established valuation allowances of EUR 1,288, EUR 624 and EUR 182 on tax losses in the UK, the US and Sweden, respectively, since it was more likely than not, that the deferred tax assets will not be realized through future taxable earnings.

Due to losses incurred in 2004, the company has not recognized any additional deferred tax assets and established an additional valuation allowance of EUR 1,947 on the tax-loss carryforwards generated in Germany in 2004. However, management has evaluated whether it is more likely than not that the Company can recover the carrying amount of deferred tax assets and determined that an additional valuation allowance with respect to the deferred tax assets is not required at December 31, 2004.

The tax loss carryforwards in the US are expiring in 2005 through 2017, the other tax loss carryforwards have no expiration date.


7. ADDITIONAL CASH FLOW INFORMATION

The following represents supplemental information with respect to cash flows:

--------------------------------------------
(in thousands of EUR)    2004    2003    2002
--------------------------------------------
Interest paid, net        5      14       9
--------------------------------------------
Income taxes paid,
 net                     49     372     911
--------------------------------------------


8. TRADE ACCOUNTS RECEIVABLE, NET

The recorded trade accounts receivable for which an impairment has been recognized and the related allowance for doubtful accounts at December 31, 2004 and 2003 were EUR 34 and EUR 17, and EUR 270 and EUR 197, respectively. The allowance for doubtful accounts developed as follows:


--------------------------------------------
(in thousands of EUR)    2004   2003    2002
--------------------------------------------
Allowance for
 doubtful accounts
 at beginning of
 year                   197     397     439
--------------------------------------------
Additions charged to
 bad debt expense        16     230     222
--------------------------------------------
Write-offs charged
 against the
 allowance             (186)   (210)   (139)
--------------------------------------------
Reductions charged
 to bad debt expense    (10)   (220)   (125)
--------------------------------------------
Allowance for
 doubtful accounts
 at end of year          17     197     397
--------------------------------------------


9.  INVENTORIES

Inventories are comprised of the following:


---------------------------------------------
(in thousands of EUR)            2004    2003
---------------------------------------------
Raw materials                  9,893   2,738
---------------------------------------------
Work-in-process               13,906   5,026
---------------------------------------------
Finished goods                 5,995   5,478
---------------------------------------------
                              29,794  13,242
---------------------------------------------


10.  MARKETABLE SECURITIES

The Company has invested in "investment grade" rated debt securities with a maturity up to six months, and exchange traded funds, which invest in debt-securities. All marketable securities are classified as available for sale. The aggregate costs, fair values and unrealized losses per security class are as follows:



--------------------------------------------------------------------------------------------
                                        DEC 31, 2004                      DEC 31, 2003
                                                      UNREALIZED
(in thousands of EUR)            COST     FAIR VALUE     LOSS   COST   FAIR VALUE     LOSS
--------------------------------------------------------------------------------------------
Corporate debt securities             -         -          -   43,029    42,947         (82)
--------------------------------------------------------------------------------------------
Debt based funds                 17,581    17,542        (39)   1,969     1,953         (16)
--------------------------------------------------------------------------------------------
                                 17,581    17,542        (39)  44,998    44,900         (98)
--------------------------------------------------------------------------------------------

11.  DEPOSITS AND PREPAID EXPENSES

At December 31, 2002, the Company maintained deposits of $20 million with Chartered Semiconductor Manufacturing Pte., Ltd. ("Chartered"). These deposits were refunded to the Company in October 2003. In addition, the Company paid Chartered a total of $10 million in 2000 as an advance payment for future wafer deliveries and $2.5 million to another supplier. Such advance payments are classified in the balance sheet line items "Prepaid expenses". In 2004 all remaining advance payments paid to Chartered were refunded to the company. The outstanding balance of the advance payments is refunded in proportion to the Company's purchases of wafers from the other supplier, and at this time, the Company expects to have the entire advance payments refunded. The amount of advance payments classified in prepaid expenses on the consolidated balance sheet as current assets represents that the amount of advance payments expected to be refunded in the next twelve months.

12.  PROPERTY, PLANT AND EQUIPMENT, NET

A summary of activity for property, plant and equipment for the year ended December 31, 2004 is as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                                         NET BOOK             NET BOOK
                                                                                         VALUE                VALUE
                                                                             ACCUMULATED AS OF    ACCUMULATED AS OF
(in thousands       JAN 1,   CURRENCY           RECLASSIFIC-          DEC 31, DEPRECIATI- DEC 31,  DEPRECIATI- DEC 31,  DEPRECIATI-
of EUR)              2004     CHANGE  ADDITIONS ATIONS     DISPOSALS  2004       ON       2004     ON 2003     2003     ON 2004
----------------------------------------------------------------------------------------------------------------------------------
Test equipment      53,050     (2)    8,028       300        (863)     60,513   (45,227)   15,286   (36,956)    16,094    (9,076)
----------------------------------------------------------------------------------------------------------------------------------
Leasehold
 improvements          903    (19)      158        --        (145)        897      (596)      301      (550)       353      (121)
 equipment          14,303   (112)    2,412       (33)       (860)     15,710   (11,782)    3,928   (10,427)     3,876    (2,304)
----------------------------------------------------------------------------------------------------------------------------------
Advance payment
 relating to test
 equipment             267     --     1,723      (267)         --       1,723        --     1,723        --          267      --
----------------------------------------------------------------------------------------------------------------------------------
Property, plant
 and equipment      68,523   (133)   12,321        --      (1,868)     78,843   (57,605)   21,238   (47,933)    20,590   (11,501)
----------------------------------------------------------------------------------------------------------------------------------



13.  INTANGIBLE ASSETS AND GOODWILL

A summary of activity for intangible assets and Goodwill for the year ended December 31, 2004 is as follows:


----------------------------------------------------------------------------------------------------------------------------------
                                                                                         NET BOOK             NET BOOK
                                                                                         VALUE                VALUE
                                                                             ACCUMULATED AS OF    ACCUMULATED AS OF
(in thousands       JAN 1,   CURRENCY           RECLASSIFIC-          DEC 31, DEPRECIATI- DEC 31,  DEPRECIATI- DEC 31,  DEPRECIATI-
of EUR)              2004     CHANGE  ADDITIONS ATIONS     DISPOSALS  2004       ON       2004     ON 2003     2003     ON 2004
----------------------------------------------------------------------------------------------------------------------------------
Software, licenses
 and other           10,930      (26)      348     --      (199)     11,053    (8,952)     2,101    (7,992)    2,938     (1,183)
----------------------------------------------------------------------------------------------------------------------------------
Patents               3,008       --        --     --        --       3,008      (843)     2,165      (506)    2,502       (337)
----------------------------------------------------------------------------------------------------------------------------------
Intangible assets    13,938      (26)      348     --      (199)     14,061    (9,795)     4,266    (8,498)    5,440     (1,520)
----------------------------------------------------------------------------------------------------------------------------------
Goodwill             15,736       --        --     --        --      15,736    (3,950)    11,786    (3,950)   11,786         --
----------------------------------------------------------------------------------------------------------------------------------



During the year ended December 31, 2004 and 2003, the Company acquired software and licenses for a total purchase price of EUR 348 and EUR 618 respectively. The expected weighted average useful life of these assets is 3 years. During the year 2002, the Company acquired the CMOS imaging technology and associated CMOS Active Pixel Sensor (APS) patent portfolio from Sarnoff Corporation, a research and development institute, for a total purchase price of EUR 3,008. The expected weighted average useful life of these patents is 9 years. In addition, Sarnoff may be paid additional contingent consideration which will be determined as a percentage of the revenues received from sales of imagers used for camera applications and as an agreed sum for each imager used for cellular phone applications. Such contingent consideration is limited in absolute terms and has a fixed expiration date as specified in the purchase agreement.

The aggregate amortization expense for the years ended December 31, 2004, 2003 and 2002 was EUR 1,520, EUR 2,073 and EUR 1,975, respectively. Amortization expense of the gross carrying amount of intangible assets at December 31, 2004 is estimated to be EUR 1,015 in 2005, EUR 631 in 2006, EUR 542 in 2007, EUR 518 in 2008 and EUR 483 in 2009.

14.  ACCRUED EXPENSES

The Company issues various types of contractual product warranties under which it guarantees the performance of products delivered for a certain period or term. The changes in the provision for those product warranties are summarized as follows:

---------------------------------------------
(in thousands of EUR)            2004   2003
---------------------------------------------
Balance at beginning of year     135     115
---------------------------------------------
Utilizations                      (8)   (115)
---------------------------------------------
Additions                         28     135
---------------------------------------------
Balance at end of year           155     135
---------------------------------------------



15.  SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

At December 31, 2003, Dialog had authorized 104,311,860 ordinary shares with a par value of GBP 0.10 per share, of which 44,068,930 were issued and outstanding. All shares are fully paid.

On September 24, 2004, the Company completed an offering of 2,000,000 previously unissued ordinary shares at GBP 0.10 per share to its employee benefit trust, to make such shares available for the exercise of stock option rights that had previously been granted to employees. These shares are legally issued and outstanding, but are not considered issued and outstanding for accounting purposes and accordingly have been reported in the caption "employee stock purchase plan shares" as a reduction of shareholders' equity.

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended December 31, 2004, 2003 and 2002 are as follows:

----------------------------------------------------------------------------------------------
                               2004                    2003                      2002
(in thousands of EUR)   PRETAX TAX EFFECT NET  PRETAX  TAX EFFECT  NET   PRETAX  TAX EFFECT NET
----------------------------------------------------------------------------------------------
Unrealized (losses)
 gains on available
 for sale
 securities             59     (26)      33    (98)     37       (61)    -       -          -
----------------------------------------------------------------------------------------------
Unrealized (losses)
 gains on
 derivative
 financial
 instruments             -       -        -    253     (95)      158  (185)     69       (116)
----------------------------------------------------------------------------------------------
Currency
 translation
 adjustment             12     (17)      (5)  (508)    142      (366) (437)    150       (287)
----------------------------------------------------------------------------------------------
Other Comprensive
 Income (loss)          71     (43)      28   (353)     84      (269) (622)    219       (403)
----------------------------------------------------------------------------------------------


In 2003, realized losses of EUR 44 (net of EUR 27 tax benefits) on the settlement of a derivative financial instrument were reclassified into net loss (see Note 19).

16.  PENSION SCHEME

The group operates defined contribution pension schemes. The pension cost charge for the year represents contributions payable by the group to the funds and amounted to EUR 484 (2003: EUR 565; 2002: EUR 640). At December 31, 2004,
contributions amounting to EUR 59 (2003: EUR 5) were payable to the funds and are included in creditors.

17. STOCK-BASED COMPENSATION
A) STOCK OPTION PLAN

On August 7, 1998, the Company adopted a stock option plan ("Plan") under which employees and directors may be granted from time-to-time, at the discretion of the Board, stock options to acquire up to 3,840,990 shares of the Company's authorized but unissued ordinary shares. On May 16, 2002 the shareholders of the Company approved a resolution increasing the maximum amount of stock options which may be granted by the company to 15%, after issue, of the Company's issued share capital. At December 31, 2004, 15%, after issue, of the Company's issued share capital amounted to 8,129,811 shares. Stock options are granted with an exercise price not less than the quoted price at the date of grant. Stock options have terms of ten years and vest over periods of one to five years from the date of grant.

The fair value of all grants in the three-year period ended December 31, 2004 is estimated using the Black-Scholes option pricing model. Expectations of early exercise are accounted for within the average life of the options. The following weighted-average assumptions were used for stock option grants for the years ended December 31, 2004, 2003 and 2002.


                        2004     2003    2002
--------------------------------------------
Expected dividend
 yield                    0%      0%      0%
--------------------------------------------
Expected volatility      80%     74%    106%
--------------------------------------------
Risk free interest
 rate                   3.4%    3.4%    3.7%
--------------------------------------------
Expected life (in
 years)                 5.0     3.8     5.0
--------------------------------------------
Weighted average
 share price           3.70    3.37    2.33
--------------------------------------------
Weighted average
 exercise price        3.70    3.37    2.33
--------------------------------------------
Weighted-average
 fair value of
 options granted (in
 EUR)                  2.44    2.21    1.83
--------------------------------------------




Stock option plan activity for the years ended December 31, 2004, 2003 and 2002 was as follows:


------------------------------------------------------------------------------------------------------
                                 2004                      2003                      2002
                                    WEIGHTED AVERAGE          WEIGHTED AVERAGE          WEIGHTED AVERAGE
(prices in EUR)            OPTIONS  EXERCISE PRICE  OPTIONS   EXERCISE PRICE  OPTIONS   EXERCISE PRICE
------------------------------------------------------------------------------------------------------
Outstanding at beginning
 of year                  3,412,270        2.32    2,634,382         3.62    2,672,506         3.78
----------------------------------------------------------------------------------------------------
Granted                     108,960        3.70    2,050,180         3.37      124,060         2.33
----------------------------------------------------------------------------------------------------
Exercised                   (64,648)       0.44      (76,828)        0.52      (79,174)        0.79
----------------------------------------------------------------------------------------------------
Forfeited                  (157,176)       3.48     (204,004)        6.21      (83,010)        9.78
----------------------------------------------------------------------------------------------------
Cancelled                         -           -     (991,460)        7.29         -            -
----------------------------------------------------------------------------------------------------
Outstanding at end of
 year                     3,299,406        2.34    3,412,270         2.32    2,634,382         3.62
----------------------------------------------------------------------------------------------------
Options exercisable at
 year end                 1,827,076        1.53    1,013,356         0.70    1,217,402         3.07
----------------------------------------------------------------------------------------------------


The weighted average share price at the date of exercise of options was EUR 3.23 in the year ended December 31, 2004.

In April 2003, the Company's board of directors approved a resolution giving employees the right to cancel their options granted in 2000, 2001 and 2002. Employees elected to cancel a total of 991,460 options with a weighted average exercise of EUR 7.29. In November 2003, approximately 2.0 million options were granted at an exercise price equal to fair value (at that date) of EUR 3.45 per share.

The following table summaries information about stock options outstanding at December 31, 2004:


--------------------------------------------------------------------------------------------------
                                        OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE

                                        WEIGHTED-AVERAGE             NUMBER
                          NUMBER           REMAINING     WEIGHTED-   EXERCISABLE
                          OUTSTANDING AT   CONTRACTUAL    AVERAGE       AT
                          DECEMBER 31,       LIFE         EXERCISE   DECEMBER 31, WEIGHTED-AVERAGE
RANGE OF EXERCISE PRICES      2004         (IN YEARS)       PRICE      2004       EXERCISE PRICE
--------------------------------------------------------------------------------------------------
EUR  0.32 - 2.15            1,345,086          5.0           0.70  1,254,622            0.64
--------------------------------------------------------------------------------------------------
EUR  3.00 - 8.00            1,954,320          8.7           3.47    572,454            3.48
--------------------------------------------------------------------------------------------------
EUR  0.32 - 8.00            3,299,406          7.2           2.34  1,827,076            1.53
--------------------------------------------------------------------------------------------------

B) EMPLOYEE STOCK PURCHASE PLAN
On March 26, 1998, in connection with the acquisition of the Company, the Company and its then majority owner, Apax Partners, adopted a Subscription and Shareholders Agreement under which employees and directors were invited at the discretion of the Board, to purchase up to 3,456,890 ordinary shares of the Company from Apax Partners or an established Employee Benefit Trust. The purchase price of the shares was equal to their estimated fair value on the date the employee or director subscribes for those shares. During the first quarter of 1999, the Trust acquired the remaining 668,800 ordinary shares from Apax Partners, which had not been sold to employees or directors, for purposes of distributing them to employees under the Employee Stock Purchase Plan or for distribution in connection with the exercise of employee stock options.

On September 24, 2004, the Company completed an offering of 2,000,000 previously unissued ordinary shares at EUR 0.10 per share to its employee benefit trust, to make such shares available for the exercise of stock option rights that had previously been granted to employees. These shares are legally issued and outstanding, but are not considered issued and outstanding for accounting purposes and accordingly have been reported in the caption "employee stock purchase plan shares" as a reduction of shareholders' equity.

At December 31, 2004, the Trust continued to hold 2,001,559 shares, equaling the remaining balance of the acquired 668,800 shares and the 2,000,000 shares acquired in 2004 (see note 15).

18. COMMITMENTS

The Company leases design software, all of its office facilities, office and test equipment, and vehicles under operating leases. Total rentals under operating leases, charged as an expense in the statement of operations, amounted to EUR 7,780, EUR 7,581 and EUR 7,229 for the years ended December 31, 2004, 2003 and 2002, respectively.

Future minimum lease payments under rental and lease agreements, which have initial or remaining terms in excess of one year at December 31, 2004 are as follows:


(in thousands of EUR)       OPERATING LEASES
--------------------------------------------
2005                                  8,148
--------------------------------------------
2006                                  6,629
--------------------------------------------
2007                                  6,399
--------------------------------------------
2008                                  6,429
--------------------------------------------
2009                                  3,297
--------------------------------------------
Thereafter                              316
--------------------------------------------
Total                                31,218
--------------------------------------------


At December 31, 2004, the Company had an unused short-term credit line of EUR 12,782. There are no amounts outstanding under this credit line at December 31, 2004.

19.  FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

A) USE OF DERIVATIVE FINANCIAL INSTRUMENTS

The Company's sales are primarily denominated in Euros and US dollars whereas purchases of raw materials, manufacturing services and the use of design software are primarily denominated in US dollars, whereas other costs and expenses such as salaries and other overhead costs are denominated in Euro, GBP and US dollars. In order to manage these foreign currency exchange risks, the Company attempts to match cash inflows and outflows (sales with supply costs) in the same currency, primarily the US dollar. In situations where the Company is not able to effectively match cash inflows and outflows in the same currency, management considers the use of derivative financial instruments. As a matter of policy, the Company does not engage in derivatives trading, derivatives market-making or other speculative activities.

To hedge existing foreign currency exposure related to a $20 million deposit (see Note 11), the Company purchased foreign currency forward contracts in 2000 to effectively change the US Dollar deposits into Euro ( EUR 21,680) upon the expected return of the deposit as of December 31, 2003. These deposits were refunded to the Company in October 2003. Upon receipt of the deposit, the Company settled its currency hedging position related to this deposit and recognized a loss of EUR 71 in the consolidated statement of operations.

In the fourth quarter of 2003, the Company entered into derivative financial arrangements with a bank (the "counterparty") that obligates the Company, if directed to do so by the counterparty, to purchase a total of $3,611 during the first half of 2004 at euro-dollar exchange rates ranging from 1.22 to 1.24. These arrangements do not qualify for hedge accounting treatment. Accordingly, the fair value of these derivative financial instruments, which are based on a Black-Scholes pricing model, are recognized on the balance sheet and the changes in fair value are recognized in earnings. At December 31, 2003, these transactions resulted in a net unrealized loss of EUR 78 recognized in earnings.

B) FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the price at which one party would assume the rights and /or duties of another party.

The carrying amounts and fair values of the Group's financial instruments are as follows:


---------------------------------------------------------------------------------------------
                                                    DEC 31, 2004             DEC 31, 2003
                                                CARRYING                 CARRYING
(in thousands of EUR)                             AMOUNT    FAIR VALUE    AMOUNT   FAIR VALUE
---------------------------------------------------------------------------------------------
Financial instruments (other than derivative
 instruments)
Cash and cash equivalents                         13,977      13,977       8,109       8,109
---------------------------------------------------------------------------------------------
Marketable securities                             17,542      17,542      44,900      44,900
---------------------------------------------------------------------------------------------
Deposits                                             194         194         183         183
---------------------------------------------------------------------------------------------
Derivative instruments (currency contracts)
Current liabilities                                    -           -          78          78
---------------------------------------------------------------------------------------------


20. SEGMENT REPORTING

The Company has one operating segment, which is the design and supply of semiconductor chips. The Company delivers its products to various market sectors and generates a substantial portion of its revenue from the wireless communications market; 78%, 75% and 71% of total revenues in the years ended December 31, 2004, 2003 and 2002, respectively.

Revenues by market sector consisted of the following:

--------------------------------------------
                      2004     2003     2002
--------------------------------------------
Wireless
 communication       90,617  69,849  54,715
--------------------------------------------
Automotive           11,898   7,896   6,074
--------------------------------------------
Industrial           13,529  15,148  16,315
--------------------------------------------
                    116,044  92,893  77,104
--------------------------------------------



Revenues are allocated to countries based on the location of the shipment destination:


--------------------------------------------
                      2004     2003     2002
--------------------------------------------
Germany               47,719  45,395  31,478
---------------------------------------------
France                 1,936   4,532   9,348
---------------------------------------------
Other European
 countries            14,931  10,438  11,698
---------------------------------------------
China                 19,738  18,198  13,006
---------------------------------------------
Other Asian countries 22,351   6,695   5,154
---------------------------------------------
Other countries        9,369   7,635   6,420
---------------------------------------------
                     116,044  92,893  77,104
---------------------------------------------



Following are the net carrying values of investments in property, plant and equipment by geographic location:



---------------------------------------------
                             DEC 31,  DEC 31,
                              2004      2003
---------------------------------------------
Property, plant and equipment
Germany                       20,675  19,634
---------------------------------------------
Japan                             92     176
---------------------------------------------
United Kingdom                   189     358
---------------------------------------------
USA                              282     422
---------------------------------------------
                              21,238  20,590
---------------------------------------------


21.  TRANSACTIONS WITH RELATED PARTIES

Timothy Anderson, a member of the Company's Board of Directors, is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as the Company's legal adviser. Fees to Reynolds Porter Chamberlain for legal services rendered were EUR 212, EUR 162 and EUR 268 in 2004, 2003 and 2002, respectively.