Form 20-F
period 2005-12-31
DIALOG SEMICONDUCTOR PLC
filed 2006-06-29
CIK 1116581

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 29, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549
_______________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended DECEMBER 31, 2005

COMMISSION FILE NUMBER 5-59311

_______________

DIALOG SEMICONDUCTOR PLC
(Exact name of Registrant as specified in its charter)

DIALOG SEMICONDUCTOR PLC
(Translation of Registrant's Name Into English)

ENGLAND AND WALES
(Jurisdiction of Incorporation of Organization)

Neue Strasse 95, -73230 Kirchheim/Teck-Nabern, Germany
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act.

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

ORDINARY SHARES46,068,930

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ]No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [  ]No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the proceeding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ] Non-accelerated filer [  ] Accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [   ]Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]No [X]

Table of Contents

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

B. CAPITALIZATION AND INDEBTEDNESS

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

D. RISK FACTORS

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

B. BUSINESS OVERVIEW

C. ORGANIZATIONAL STRUCTURE

D. PROPERTY, PLANTS AND EQUIPMENT

ITEM 4A. UNRESOLVED STAFF COMMENTS

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

B. LIQUIDITY AND CAPITAL RESOURCES

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

D. TREND INFORMATION

E. OFF-BALANCE SHEET ARRANGEMENTS AND OTHER COMMITMENTS

F. CRITICAL ACCOUNTING POLICIES AND RELATED UNCERTAINTIES

G. NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

B. COMPENSATION

C. BOARD PRACTICES

D. EMPLOYEES

E. SHARE OWNERSHIP

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

B. RELATED PARTY TRANSACTIONS

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

B. SIGNIFICANT CHANGES

ITEM 9. THE OFFER AND LISTING

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

C. MATERIAL CONTRACTS

D. EXCHANGE CONTROLS

E. TAXATION

F. DIVIDENDS AND PAYING AGENTS

G. STATEMENT BY EXPERTS

H. DOCUMENTS ON DISPLAY

I. SUBSIDIARY INFORMATION

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

ITEM 15. CONTROLS AND PROCEDURES

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements”. All statements regarding our future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words “believes”, “intends”, “expects” and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause our results, performance or achievements or conditions in the markets in which we operate to differ from those expressed or implied in such statements. These factors include, among others, product demand, the effect of economic conditions and conditions in the semiconductor and telecommunications markets, exchange rate and interest rate movements, capital and credit market developments, the timing of customer orders and manufacturing lead times, the changes in customer order and payment patterns, the financial condition and strategic plans of our major customers, insufficient, excess or obsolete inventory, the impact of competing products and their pricing, product development, commercialization and technological difficulties, political risks in the countries in which we operate and sale and supply constraints. It is not possible to predict or identify all such factors. Consequently, any such list should not be considered to be a complete statement of all potential risks or uncertainties. We do not assume any obligation to update forward-looking statements.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

NOT APPLICABLE.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

NOT APPLICABLE.

ITEM 3.KEY INFORMATION

A.SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our consolidated financial statements and “Item 5. Operating and Financial Review and Prospects”. We derived the selected historical consolidated financial information of Dialog Semiconductor Plc from our consolidated financial statements.

Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as of December 31, 2005 and 2004 and for the years ended December 31, 2005 and 2004, and in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) as of December 31, 2003, 2002 and 2001 and for the years ended December 31, 2003, 2002 and 2001. Significant differences between IFRS and accounting principles generally accepted in the U.S. GAAP that affect shareholders’ equity as of December 31, 2005 and 2004 and our net loss for each of the years 2005 and 2004 are disclosed in note 20 to our consolidated financial statements prepared in accordance with IFRS which are included elsewhere in this annual report.

	Year ended December 31,
(in thousands of euro, except share amounts)	2005 (IFRS)	2004 (IFRS)
STATEMENT OF OPERATIONS DATA:
Revenues	129,406	115,786
Cost of sales (1)	(92,529)	(79,293)
Gross profit	36,877	36,493
Selling and marketing expenses	(7,205)	(6,272)
General and administrative expenses	(6,349)	(5,557)
Research and development expenses	(20,624)	(22,369)
Operating profit	2,699	2,295
Interest income	852	1,086
Interest expense	(129)	(5)
Foreign currency exchange gains and losses, net	1,018	(726)
Other income	28	54
Result before income taxes	4,468	2,704
Income tax expense	(15,296)	(64)
Net income (loss) from continuing operations	(10,828)	2,640
Loss from discontinued operations	(12,517)	(8,862)
Net loss	(23,345)	(6,222)

Loss per share
Basic and diluted	(0.53)	(0.14)

Net income (loss) per share from continuing operations
Basic	(0.25)	0.06
Diluted	(0.25)	0.06

BALANCE SHEET DATA (end of period):
Cash and cash equivalents	16,920	13,977
Working capital (2)	64,783	67,329
Total assets	103,138	127,144
Shareholders' equity	85,898	108,227

OTHER DATA:
Weighted average number of shares outstanding (in thousands):
Basic	44,173	44,025
Diluted	45,183	45,074

(1)Includes provision for excess inventory of €6,576 and €740 for the years ended December 31, 2005 and 2004, respectively.

(2)Current assets less current liabilities.

	Year ended December 31,
(in thousands of euro, except share amounts)	2005 (US GAAP)	2004 (US GAAP)	2003 (US GAAP)	2002 (US GAAP)	2001 (US GAAP)
STATEMENT OF OPERATIONS DATA:
Revenues	129,406	115,786	92,893	77,104	100,519
Cost of sales (1)	(92,190)	(79,131)	(62,374)	(57,409)	(80,574)
Gross profit	37,216	36,655	30,519	19,695	19,945
Selling and marketing expenses	(7,133)	(6,228)	(4,197)	(4,149)	(4,054)
General and administrative expenses	(6,208)	(5,451)	(5,044)	(6,447)	(5,569)
Research and development expenses	(17,649)	(20,623)	(30,590)	(34,530)	(31,256)
Amortization of goodwill and intangible assets	(14,949)	(1,520)	(2,073)	(1,975)	(3,202)
Restructuring and related impairment charges	-	(59)	(1,839)	-	-
Operating profit (loss)	(8,723)	2,774	(13,224)	(27,406)	(24,136)
Interest income, net	723	1,081	757	1,121	898
Foreign currency exchange gains and losses, net	1,018	(726)	(454)	(1,918)	1,713
Recovery (write-down) of investment	28	54	315	11,969	(42,405)
Result before income taxes	(6,954)	3,183	(12,606)	(16,234)	(63,930)
Income tax benefit (expense)	(15,296)	(64)	(7,814)	6,026	22,544
Net income (loss) from continuing operations	(22,250)	3,119	(20,420)	(10,208)	(41,386)
Loss from discontinued operations	(12,517)	(8,862)	-	-	-
Net loss	(34,767)	(5,743)	(20,420)	(10,208)	(41,386)

Loss per share
Basic and diluted	(0.79)	(0.13)	(0.46)	(0.23)	(0.94)

Net income (loss) per share from continuing operations
Basic	(0.50)	0.07	(0.46)	(0.23)	(0.94)
Diluted	(0.50)	0.07	(0.46)	(0.23)	(0.94)

BALANCE SHEET DATA (end of period):
Cash and cash equivalents	16,920	13,977	8,109	31,005	32,626
Working capital (2)	64,783	67,144	71,857	56,082	50,438
Total assets	103,904	141,959	140,471	166,073	179,062
Shareholders' equity	86,664	121,135	126,843	147,495	158,092

OTHER DATA:
Weighted average number of shares outstanding (in thousands):
Basic	44,173	44,025	43,951	43,888	43,788
Diluted	45,183	45,074	43,951	43,888	43,788

(1)Includes provision for excess inventory of €1,930 and €10,689 for the years ended December 31, 2002 and 2001, respectively.

(2)Current assets less current liabilities.

EXCHANGE RATE INFORMATION

The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City in Pounds Sterling as certified for customs purposes by the Federal Reserve Bank of New York, expressed in US Dollars per £1.00.

Period	Period End	Average(1)	High	Low
YEAR
2001	1.45	1.44	1.51	1.37
2002	1.61	1.50	1.61	1.41
2003	1.78	1.64	1.78	1.55
2004	1.92	1.83	1.95	1.75
2005	1.72	1.82	1.93	1.71

MONTH
December 2005	1.72	1.75	1.77	1.72
January 2006	1.78	1.77	1.79	1.74
February 2006	1.75	1.75	1.78	1.73
March 2006	1.74	1.74	1.76	1.73
April 2006	1.82	1.77	1.82	1.74
May 2006	1.87	1.87	1.89	1.83

(1)The average of the noon buying rates on the last day of each period in question.

On May 25, 2006, the noon buying rate was $1.87 per £1.00.

The following table shows, for the dates indicated, certain information concerning the noon buying rate in New York City in Euro as certified for customs purposes by the Federal Reserve Bank of New York expressed in US Dollars per €1.00.

Period	Period End	Average(1)	High	Low
YEAR
2001	0.89	0.90	0.93	0.85
2002	1.05	0.95	1.05	0.86
2003	1.26	1.13	1.26	1.04
2004	1.35	1.24	1.36	1.18
2005	1.18	1.24	1.35	1.17

MONTH
December 2005	1.18	1.19	1.20	1.17
January 2006	1.22	1.21	1.23	1.20
February 2006	1.19	1.19	1.21	1.19
March 2006	1.21	1.20	1.22	1.19
April 2006	1.26	1.23	1.26	1.21
May 2006	1.28	1.28	1.29	1.26

(1)The average of the noon buying rates on the last day of each period in question.

On May 25, 2006, the noon buying rate was $1.28 per €1.00.

B.CAPITALIZATION AND INDEBTEDNESS

NOT APPLICABLE

C.REASONS FOR THE OFFER AND USE OF PROCEEDS

NOT APPLICABLE

D.RISK FACTORS

The market in which we compete is characterized by continuous development and technological improvement. As a result, our success depends on our ability to develop new designs and products on a cost effective, timely basis. Our future success also depends on our ability to anticipate and respond to new market trends, to rapidly implement new designs which satisfy customers' desire and to keep abreast of technological changes within the semiconductor industry generally. It is not possible to predict or identify all relevant risk factors and, therefore, the following list should not be considered to be a complete statement of all potential risks or uncertainties.

We have not been profitable for the last five fiscal years, and there is no guarantee that we will return to profitability

While we reported an operating profit and net income for the 2000 fiscal year, we incurred net losses of €23,345,000, €6,222,000, €20,420,000, €10,208,000 and €41,386,000 for fiscal years 2005, 2004, 2003, 2002 and 2001, respectively. We cannot assure you that our net losses will not continue or increase in the future or that we will return to being profitable. Please see “Item 3. Key Information” and “Item 5. Operating and Financial Review and Prospects” for information regarding our financial condition.

We currently depend on a few customers for a substantial portion of our revenues, and the loss of one or more of these cu s tomers may result in a material decline in our revenues

We derive a substantial portion of our revenues from a relatively small number of wireless communications manufacturers that require high performance, low cost semiconductor products. Sales to three customers accounted for 64% of total revenues in 2005. Sales to two customers accounted for 65% and 61% of total revenues in 2004 and 2002, respectively. Sales to one customer individually accounted for 65% of total revenues in 2003. Our revenues declined for the years ended December 31, 2002 and 2001, primarily as a result of significantly reduced revenue from one major customer. Although revenues increased in 2005, 2004 and 2003, respectively, the further loss of revenue from one or more major customers would result in a material decrease in our revenues in future periods. In addition, because we depend on a relatively small, focused customer base, we are exposed to downward pricing pressures from those customers.

Our revenues, profitability and growth could decline if the growth of the wireless communications market slows

We derive a substantial portion of our revenue from the wireless communications market, which experienced difficult conditions in 2001, 2002 and the first half of 2003. Our revenues from wireless communications applications accounted for 80%, 78% and 75% in the years ended December 31, 2005, 2004 and 2003. Our revenues increased 12% from €115.8 million for the year ended December 31, 2004 to €129.4 million for the year ended December 31, 2005 and 25% from €92.9 million for the year ended December 31, 2003 to €115.8 million for the year ended December 31, 2004, primarily due to new products introduced to volume production with more functionality and accordingly, higher selling prices. Worldwide sales of cellular handsets increased in the second half of 2003 and 2004 (particularly in Asia), but we can give no assurance that this trend will continue. In future periods, conditions in the wireless communications market may fluctuate, which could result in either growth or decline. Conditions in the wireless communications market may be influenced by numerous factors, including:

■national and regional regulatory environments;

■general economic conditions;

■advances in competing telecommunication and information technologies;

■manufacturing capacity; and

■perceived health risks to cellular phone users.

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

We face intense competition, and if we are unable to compete effectively, we could lose customers

Many of our direct and indirect competitors are major international semiconductor companies with substantially greater technical, financial and marketing resources and name recognition. In addition, in the future we may face increased competition from smaller, niche semiconductor design companies. Further, some of our customers could decide to satisfy their applications specific integrated circuit (“ASIC”) and application specific standard product (“ASSP”) demands through in-house design and production. We compete with these competitors primarily on the basis of the following attributes:

■price;

■design cycle time;

■reliability;

■performance;

■customer and logistical support; and

■reputation.

Our inability to compete effectively on any of these bases or others could affect the pricing of and demand for our products. See “Item 4. Information on the Company–Competition.”

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

■difficulties in the manufacturing process;

■the complexity of individual designs;

■failure of suppliers to meet delivery dates;

■shortages in raw materials or silicon impurities; and

■other factors or circumstances outside our control.

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

Our business, financial condition and reputation may be materially adversely affected if our ASICs, or the electronic sy s tems of which they are a part, contain defects that cause damage or injury

Our ASICs form part of larger complex products such as cellular phones and airbag sensors. Defects in our ASICs, or in the electronic systems of which they are part, may directly or indirectly result in damage to third parties' property, physical injury or even death. If such defects occur, they may result in:

■product liability claims;

■expensive and time-consuming modifications;

■damaged customer relationships;

■damage to our reputation; and

■loss of market share.

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

We may not be able to remain competitive if we cannot hire and retain qualified engineers and sales and marketing pe r sonnel

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

The profitability of our business may be adversely affected by currency fluctuations and by the economic and legal deve l opments in the countries where we conduct our business

We sell our products primarily in Europe, Asia and the United States. Our operations are subject to risks inherent in international business activities, including:

■general economic conditions in each country;

■costs of complying with a variety of regulatory environments;

■currency conversion risks and the effect of fluctuations in currency exchange rates;

■taxation by multiple government entities;

■tariffs and other trade barriers; and

■staffing and managing foreign operations.

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

Our future operating results could be materially affected if judgments underlying any of our accounting policies were to si g nificantly change

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

ITEM 4.INFORMATION ON THE COMPANY

A.HISTORY AND DEVELOPMENT OF THE COMPANY

Dialog Semiconductor Plc (“Dialog” or the “Company”) is a public limited company constituted under the laws of England and Wales. Our business originated from the European activities of International Microelectric Products, Inc., a US company active in the semiconductor industry. On May 20, 1985, International Microelectric Products, Inc. incorporated IMP (Europe) Limited as a private limited company registered in England and Wales. At the end of 1989 and the beginning of 1990, Daimler-Benz AG, now DaimlerChrysler AG, acquired IMP (Europe) Limited, which became part of a Daimler-Benz AG subsidiary, Temic Telefunken microelectronic GmbH, now Conti Temic microelectronic GmbH (“Conti Temic”). In March 1998, three of our major shareholders, Apax Partners & Co. Ventures Ltd. and Apax Partners & Co, Germany II L.P. (together “Apax Partners”), Adtran, Inc. (“Adtran”) and Ericsson provided funding to finance our buyout of the business from Daimler-Benz AG (now DaimlerChrysler AG). These shareholders contributed approximately €28.0 million in cash in exchange for ordinary shares in the amount of €5.3 million, additional paid-in capital in the amount of €5.3 million and cumulative redeemable preference shares in the amount of €17.5 million. We then acquired our predecessor business for €28.0 million. In connection with this acquisition, Apax Partners transferred some of its shares to members of management and the board of directors of our company and transferred additional shares then owned by it into the Dialog Semiconductor Plc Employee Benefit Trust (the “Trust”) (a Jersey trust established to purchase our shares from and sell our shares to our employees and directors).

Our head office is located near Stuttgart, Germany and we have additional offices in Swindon, UK; Irvine, California, USA; Graz, Austria; Tokyo, Japan; Taipei, Taiwan; and Heidelberg and Munich, Germany. Our principal executive office is located at Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany, Tel: 0049 7021 805-0. Our agent for US federal securities law purposes is Dialog Semiconductor, Inc., Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801.

B.BUSINESS OVERVIEW

Dialog is a fabless semiconductor company that develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. A “fabless” company is one that outsources the production of silicon wafers. Our expertise in mixed signal design, with products manufactured entirely in Complimentary Metal Oxide Semiconductor (“CMOS”) technology, enhances the performance and features of wireless, hand-held and portable electronic products. Our technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to us for approval and testing before delivery to the customers. Our strong track record in delivering qualified and tested products directly to the world’s leading wireless handset manufacturers is a result of shipping over 600 million successful audio-CODEC (a coding/decoding device) and power management chips for cellular phones. The technology that optimizes power usage, processes audio signals, and converts analog or digital data in wireless handsets is also providing competitive solutions in automotive and industrial applications. With this experience of delivering mixed signal circuits in CMOS semiconductor technology, Dialog is enabling advanced applications and features in consumer electronics products and other systems. In 2003, we developed a family of devices which drive color displays in wireless handsets. These color STN (super-twisted nematic) liquid crystal display (LCD) drivers were introduced to the market and shipped in volume production during 2004. In power management, we launched the DA9030 in May 2004, the first integrated power management IC (PMIC) to support the Wireless Intel SpeedStep® technology.

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

OUR SOLUTIONS

Dialog Semiconductor’s products address the needs of original equipment manufacturers (OEMs) requiring either standard products or customer-specific silicon. We design, develop and deliver mixed signal components and system level solutions based on our technology expertise in key areas such as power management, audio-CODECS, and system-on-a-chip integration.

Our solutions address two major market requirements in:

■Wireless communication electronics

■Automotive and industrial electronics

In wireless applications, the key factor driving the pace of development of our product solutions is the rapid evolution of smaller and more sophisticated devices packed with advanced capabilities such as wireless communications, video and audio.

This places huge demands on power management and requires excellent imaging and displays. Dialog Semiconductor’s strength in developing highly integrated power management and audio chips enable optimum use of the battery to prolong usage time, and provide high performance audio playback at the same time. In addition, our display drivers enhance the user experience with the graphical user interface.

In the automotive and industrial market, our products address the safety, management and control of electronics systems in the car and highly integrated smart power electronics management systems such as electronic ballasts for lighting.

In all our product areas, our customers acknowledge our leadership in creating innovative silicon solutions in 100% CMOS technology - fully tested and delivered quickly to achieve competitive time-to-market objectives.

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

OUR PRINCIPAL PRODUCTS

We focus on the production and supply of mixed signal ASICs and ASSPs for the cellular communications market and, to a lesser but increasing extent, for the automotive electronics market. We also supply ASICs for other consumer and industrial applications in the lighting systems and data communications markets. Revenues from our wireless communications applications accounted for 80% of our total revenues for the year ended December 31, 2005 and 78% of our total revenues for the year ended December 31, 2004. Revenues from our automotive and industrial applications sector were 20% of total revenues for the year ended December 31, 2005 and 22% of total revenues for the year ended December 31, 2004.

For the year ended December 31, 2005, approximately 34% of our revenues originated from Europe (of which approximately 15% originated outside Germany), 57% originated from Asia and 9% originated from North and South America. For the year ended December 31, 2004, approximately 56% of our revenues originated from Europe (of which approximately 26% originated outside Germany), 36% originated from Asia and 8% originated from North and South America.

Our products utilize common technology platforms to deliver unique, highly integrated and high performance capabilities for selected target applications. Our main product categories are:

■Power management and audio ICs;

■Liquid crystal display drivers;

■Application Specific ICs (ASICs).

Power management and audio ICs

The power management subsystem within the phone controls the power supply to all of the functions in the phone ensuring power is used most efficiently and that all the functions have the optimum operating environment.

Our power management functions include Smart Mirror™ LDO (low dropout voltage) regulators, high efficiency buck and boost converters, programmable multiple chemistry battery chargers for all common battery technologies like NiMH, L ion and polymer. Our patented Smart Mirror™ technique, which we introduced in 2003, allows product designers to minimize current consumption and simplify their designs by eliminating ‘power-down’ modes. This was first introduced in our DA9010 integrated GSM/GPRS audio and power controller. Developed in collaboration with Intel Corporation, the DA9010 provides all the necessary power management and high performance audio functions for the phone handset chip design, offering a level of integration not previously available in this class of device. During 2005 we continued to develop new power management products such as the DA9025, DA9027 and DA9035 as well as the lightshow processor DA9026.

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

Liquid Crystal Display Drivers

In 2005 we launched a further range of color liquid crystal display (LCD) drivers providing real innovation for the mobile phone display market. Delivered as standard parts ready for production, the DA89xx family delivers superior color performance and low power consumption, while providing mobile phone handset makers the flexibility to customize display parameters for creating differentiation.

Our family of color display drivers is specially developed for the growing number of wireless handsets with high-resolution color displays or with dual displays. The color STN (super-twisted nematic) liquid crystal display (LCD) drivers provide excellent resolution of up to 65,000 colors, and address a demand for higher performance full color, high speed moving images using MLA (multi-line addressing) LCD technology. This ensures faster response time compared to conventional passive matrix displays, and high-speed moving images are supported while maintaining very low power consumption.

Products include the new DA8914A, DA8984A and DA8987, which incorporate fully integrated graphic display memory with high speed interfaces and various power management functions to enable a single, low power chip to manage the display in next generation mobile phone handsets and portable electronic products. The devices offer fast display graphic transfer rates, supporting moving images. Going forward, Dialog is shifting its strategic emphasis from lower margin commodity end of the display driver chip market towards more value-added, differentiated display driver chips.

Application specific ICs

Our background in developing ASIC (application specific integrated circuit) solutions for wireless, automotive and industrial products allows us to rapidly develop leading-edge application specific solutions for our customers based on proven in-house technology and the latest CAD (computer-aided design) tools.

In cellular phones for example, we have developed over 50 different power management designs for the world’s leading cellphone manufacturers. Our ASICs are becoming ever more integrated with many power management functions on the chip – such as high performance LDOs (low drop out voltage regulators), high efficiency AC-DC converters, complete battery charging circuits, programmable LED drivers and USB interfaces. For sophisticated audio capability, we have also successfully integrated audio functions on to the same chip – exploiting the complementary nature of power and audio sub-systems.

In automotive electronics, our ASICs control safety, engine management, and comfort electronics for the top automobile manufacturers. This exploits Dialog’s competence in power management systems and mixed signal design, together with knowledge of integrating high performance analog circuits and high-density digital logic and high voltage circuits on a single chip in a standard CMOS process. Our partnership with leading automotive equipment suppliers has also resulted in developing chips able to connect directly to high voltage circuits of up to 40V.

In industrial systems, our single chip solutions integrate high voltage low power circuits for electronic ballasts used to control fluorescent lamps. Our customers are using ASICs that integrate, for example, the functionality of power factor correction circuits, lamp management circuits, and half bridge driver. Our expertise in the integration of these circuits forms the basis of highly integrated control chips for smart power electronic systems in other applications such as computer and mobile communications systems. Dialog’s solution is ideal for instances where the chip must be highly integrated yet have the ability to control high voltages intelligently using digital circuits on the same chip.

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

OUR PRINCIPAL COSTUMERS

Our principal customers are recognized wireless communications, consumer electronics, and automotive equipment manufacturers. These include customers for both our standard products introduced over the last years and for application specific (ASIC) products.

The rapidly evolving technology in all our target market sectors means that a partnership approach with our customers is essential – whether for standard products or for custom solutions. Hence our customers look to Dialog as an outside source of expertise, while the close working relationship provides us with an opportunity to continually develop and fine-tune market leading technological expertise with recognized industry leaders.

We have developed long-term relationships with customers including Ericsson, Motorola, BenQSiemens and Sharp for wireless communications, Adtran for wireline communications applications, Bosch and Conti Temic for automotive applications and Tridonic for industrial applications.

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

■design and development;

■manufacture of wafers;

■assembly;

■testing; and

■delivery.

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

Design and development

Our engineering group consists of over 100 professionals (as of December 31, 2005) with mixed signal ASIC experience. We use design tools from Cadence Design Systems, Inc. to increase design automation and top level simulation to identify system design incompatibilities at an early stage. Furthermore, we base our production around a standard CMOS semiconductor technology process in order to focus the design efforts more effectively. See “Manufacture of wafers” below. Aside from our primary focus on ASICs, we believe that we can adapt some of our solutions to more than one customer and offer ASSPs. By engaging in basic corporate identity and brand development activities in the engineering and design community worldwide, in prior years we laid the foundations for marketing ASSPs to a broader customer base than we have previously had.

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

We have adopted a strategy of outsourcing our wafer production to selected foundries with a demonstrated ability to provide high quality products on tight deadlines. The principal foundries we currently use are Chartered Semiconductor Manufacturing Pte., Ltd. in Singapore (“Chartered”), X-FAB UK Ltd. (“X-FAB”), Taiwan Semiconductors Manufacturing Co., Ltd. (“TSMC”) and CSMC Manufacturing Co. Ltd in China (“CSMC”). In 2005, we outsourced our wafer production as follows: approximately 59% with Chartered, 28% with TSMC, 8% with CSMC and 5% with X-FAB.

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

Assembly

We also outsource final assembly. During the standard assembly process, a wafer is sawed, the individual chips are mounted on lead-frames and substrates and then connected via bond wires. Finally there will be an encapsulation process which protects the chip against environmental stress. There is a large group of subcontractors who service this market. We have qualified the following eight assemblers: AIT Pte Limited (Singapore), Siliconware Precision Industrie Co., Ltd (Taiwan), King Yuan Electronics Co. Limited (Taiwan), Carsem Semiconductor Sdn. Bhd. (Malaysia), Circuit Electronic Industries Public Co., Ltd. (Thailand), Hana Microelectronics Public Co.,Ltd. (Thailand), Orient Semiconductor Electronics, Ltd (Taiwan) and ASE Inc. (Taiwan and Korea).

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

All our chips are tested in-house. Any chip that does not satisfy our testing criteria is discarded. Tape and reel is our primary method for shipping surface mount devices to our customers. In this connection we use both internal and external facilities.

SALES AND MARKETING

At December 31, 2005, we had a direct sales and marketing staff of 24, of which eleven are based in Germany, five in the United Kingdom, five in the United States two in Japan and one in Taiwan.

We occasionally use a limited number of independent sales representatives in our coverage efforts. In 2005, we generated more than 90% of our revenues from sales directly to customers through our regional sales offices and less than 10% of our revenues from sales through representatives. Our marketing department is responsible for new market research and development, competition analysis and identifying new target applications. This ensures that we retain an application focus on the wireless communications and automotive sectors in addition to the customer focus of our sales team.

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

C.ORGANIZATIONAL STRUCTURE

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

D.PROPERTY, PLANTS AND EQUIPMENT

We do not currently own any properties. Our management believes that our leased properties and our existing design and administrative facilities are sufficient for our current requirements and provide us with flexibility to expand our facilities in accordance with our current objectives.

Dialog and its wholly-owned subsidiaries currently use the following properties:

Location	Tenure	Term	Approximate Area (m2)	Principal Us
Building 15 and 5C,	Leasehold	Fixed until December 31,	5.756	Company headquarters,
Neue Strasse 95,		2007 with option for		office operation for
Kirchheim/Teck-Nabern,		two further two		design, marketing
Germany		year periods		and testing

Industriestrasse 1,	Leasehold	Fixed until September 30,	530	Office operation for
Munich/Germering,		2007, terminable		design
Germany		annually by either party
		on six months' notice

Mannheimer Strasse 1,	Leasehold	Fixed until June 30,	481	Office operation for
Heidelberg,		2006, with option for a		design
Germany		further five year period

Kaerntner Strasse 518,	Leasehold	Fixed until June 30,	596	Office operation for
Graz-Seiersberg,		2006, terminable there-		design
Austria		after by either party
		on three months' notice
		to the end of a quarter

Unit 1 Omega,	Leasehold	24 years from	780	Office operation for
Windmill Hill Business		September 29, 1986		sales, marketing
Centre,				and design
Swindon,
Wiltshire,
United Kingdom

7545 Irvine Center Drive	Leasehold	Fixed until July 31, 2006	26	Office operation for sales
Suite 200
Irvine, CA 92618

Kishimoto Bldg 10F	Leasehold	Fixed until June	391	Office operation for
2-2-1, Marunouchi,		30, 2009		sales, marketing
Chiyoda-ku,				and design
Tokyo, 100-0005
Japan

3rd floor, No 181	Leasehold	Fixed until March 5,	25	Office operation for
Zhouzi Street		2008		sales and marketing
Neihui District
Taipei City
Taiwan ROC

ITEM 4A.UNRESOLVED STAFF COMMENTS

NOT APPLICABLE

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with the audited financial statements included in this annual report, which have been prepared in accordance with International Financial Reporting Standards (IFRS).

EXECUTIVE SUMMARY

We are a global supplier of power management, audio and display driver technology, delivering innovative mixed signal standard products as well as application specific integrated circuits for wireless, automotive and industrial applications. To date, we have shipped over 600 million integrated circuits for mobile phones. We operate in intense competitive markets and our customers select us based upon numerous factors including price, design cycle time, reliability and performance. Our customers purchase our products through periodic orders made throughout the year. The prices paid for each type of product or design are generally agreed with customers for specified periods and/or volumes. Potential price reductions in subsequent periods are typically offset with lower production costs as a result of improved yields, lower wafer costs or smaller chip sizes.

Critical success factors for us include the continued growth in the worldwide market for cellular handsets, the completion of our new designs on a timely basis, customer acceptance and implementation of our designs in large-scale production and continued demand from our key customers for the development of new products. Partnerships with companies at all levels of business are important for our success in a market dominated by major international semiconductor companies. We rely on our fabless business model that enables us to focus on our research and development activities, which are essential for us to respond to our customers’ cutting edge silicon solutions requirements and also to maintain our competitiveness in our market. Consequently, it is critical for us to make significant and ongoing cash expenditures to fund our research and development activities. We have also made significant investments in long-lived assets, primarily for our in-house test equipment.

We have a significant amount of liquid assets on hand, primarily from the remaining sales proceeds from the issuance of our ordinary shares in 1999 and 2000, from cash generated from operations in previous years and from recoveries of certain of our investments and deposits. Substantially all of our near term future cash inflows are expected to come from the sale of our products. We generally collect cash from our customers within 69 days after product delivery. However, we derive a substantial portion of our revenues from a relatively small number of wireless communications manufacturers. Sales to three customers accounted for 64% of total revenues in 2005. Therefore, the main action we are taking to minimize the risk of this dependency is developing new products for new customers; such new products include a range of color liquid crystal display drivers and new intelligent motion control ICs in the automotive market. We anticipate material opportunities in the future to include growth in our main market, cellular handsets, based on the expected transition to 3G, and further worldwide growth in semiconductor sales, especially in Asia. However, our revenues, profitability and growth could decline if the growth in these markets slows. We believe that our key performance indicators driving our operating profit or loss are revenues, gross margin and research and development costs. Accordingly, our Board of Directors and management use operating profit as a measure of performance.

A.OPERATING RESULTS

The following table sets forth historical consolidated statements of operations of Dialog for the fiscal years ended December 31, 2005 and 2004 in thousands of Euros and as a percentage of revenues:

	Year ended December 31,
(in thousands of €)	2005 (IFRS)	in %	2004 (IFRS)	in %	Change in %
Revenues	129,406	100.0	115,786	100.0	11.8
Cost of sales	(92,529)	(71.5)	(79,293)	(68.5)	16.7
Gross profit	36,877	28.5	36,493	31.5	1.1
Selling and marketing expenses	(7,205)	(5.6)	(6,272)	(5.4)	14.9
General and administrative expenses	(6,349)	(4.9)	(5,557)	(4.8)	14.3
Research and development expenses	(20,624)	(15.9)	(22,369)	(19.3)	(7.8)
Operating profit	2,699	2.1	2,295	2.0	17.6
Interest income, net	723	0.6	1,081	0.9	(33.1)
Foreign currency exchange gains and losses, net	1,018	0.8	(726)	(0.6)	240.2
Other income	28	0.0	54	0.0	(48.1)
Result before income taxes	4,468	3.5	2,704	2.3	65.2
Income tax expense	(15,296)	(11.8)	(64)	(0.1)	23,800.0
Net income from continuing operations	(10,828)	(8.3)	2,640	2.2	(510.2)

Loss from discontinued operations	(12,517)	(9.7)	(8,862)	(7.7)	41.2

Net loss	(23,345)	(18.0)	(6,222)	(5.5)	275.2

YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

SEGMENT REPORTING

Revenues in the wireless communications sector were €103.4 million for the year ended December 31, 2005 compared with €90.4 million for the year ended December 31, 2004, comprising 79.9% and 78.0% of our total revenues from continuing operations for those periods. The increase in this sector resulted from higher sales volumes of new products introduced in 2005, primarily color display driver ICs. Operating profit in this sector decreased from €5.2 million for the year ended December 31, 2004 to €4.5 million for the year ended December 31, 2005.

Revenues from our automotive / industrial applications sector were €26.0 million and €25.4 million for the years ended December 31, 2005 and 2004, respectively, representing 20.1% and 22.0% of our total revenues from continuing operations for those periods. Operating profit in the sector was €1.0 million in 2005, compared to an operating loss of €1.2 million in the previous year.

Revenues

Revenues were €129.4 million for the year ended December 31, 2005 compared with €115.8 million for the year ended December 31, 2004. The increase of 11.8% in revenues primarily resulted from higher sales volumes in the wireless communications sector as described above.

Regional growth was particularly strong in Asia where revenues increased from €42.1 million (€19.7 million in China, €4.8 million in Japan and €17.5 million in other Asian countries) to €74.0 million (€21.6 million in China, €18.9 million in Japan and €33.5 million in other Asian countries) for the years ended December 31, 2004 and 2005, respectively.

Cost of Sales

Cost of sales consists of the costs of outsourcing production and assembly, related personnel costs and applicable overhead and depreciation of test and other equipment. Cost of sales increased by 16.7% from €79.3 million (68.5% of our total revenues) for the year ended December 31, 2004 to €92.5 million (71.5% of our total revenues) for the year ended December 31, 2005, in line with increased production volumes. Also, cost of sales in 2005 includes a provision for excess inventory of €6.6 million compared to a provision for excess inventory of €0.7 for the year ending December 31, 2004.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions and costs associated with advertising and other marketing activities. Selling and marketing expenses increased from €6.3 million or 5.4% of total revenues for the year ended December 31, 2004, to €7.2 million or 5.6% of total revenues for the year ended December 31, 2005, in line with increased production volume and in connection with a higher proportion of sales volumes primarily in Asia of products subject to commission payments.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for our finance, human resources, information systems and other management departments. General and administrative expenses increased from €5.6 million for the year ended December 31, 2004 to €6.3 million for the year ended December 31, 2005, primarily due to settlement arrangements with senior executives. As a result general and administrative expenses increased from 4.8% of total revenues for the year ended December 31, 2004 to 4.9% of total revenues for the year ended December 31, 2005.

Research and Development Expenses

Research and development expenses consist principally of design and engineering related costs associated with the development of new application specific integrated circuits (“ASICs”) and application specific standard products (“ASSPs”). Research and development expenses decreased from €22.4 million for the year ended December 31, 2004 to €20.6 million for the year ended December 31, 2005 as a result of certain cost saving measures. As a percentage of total revenues research and development expenses decreased from 19.3% to 15.9% in those periods, resulting from the absolute decrease and a higher revenue base in the latter period.

Operating Profit

We reported an operating profit of €2.7 million for the year ended December 31, 2005 and €2.3 million for the year ended December 31, 2004, an increase of 17.6%. This increase in operating profit was primarily due to the increase in revenues, offset by higher inventory write-downs.

Interest Income, net

Interest and similar income, net from the Company’s investments (primarily short-term deposits and securities) was €0.7 million for the year ended December 31, 2005 and €1.1 million for the year ended December 31, 2004, reflecting mainly higher cash equivalents and marketable securities balances during 2004.

Foreign Currency Exchange Gains and Losses, net

Foreign currency transaction gains and losses result from amounts ultimately realized upon settlement of foreign currency transactions and from the period end re-measurement of foreign currency denominated receivables and payables into Euro. Foreign currency exchange gains, net were €1.0 million for the year ended December 31, 2005 compared with foreign currency exchange losses, net of €0.7 million for the year ended December 31, 2004. The loss in 2004 was primarily due to the reduction in value of the US Dollar against the Euro over the period. The gain in 2005 was primarily due to the increase in value of the US Dollar against the Euro over the period.

Income Tax Expense

Income tax expense was €15.3 million and €64 thousand for the years ended December 31, 2005 and 2004, respectively. The change in income taxes mainly reflects an additional valuation allowance on deferred tax assets of €15.3 million primarily related to the uncertainty about the future realizability of our German tax-loss carryforwards. We have evaluated our deferred tax asset position and the need for a valuation allowance as a result of further losses incurred in 2005 and a lack of visibility of profitability in 2006. Our assessment considered the weight given to cumulative tax losses incurred in Germany over the five-year period ended December 31, 2005, as well as detailed forecasts of taxable income in the foreseeable future. Although we forecast generating future taxable income beginning 2007, pursuant to IAS 12 and the inherent uncertainties in projecting future taxable income, we concluded that our tax losses may not ultimately be realized. Consequently, we recognized an additional valuation allowance as of December 31, 2005.

Loss from discontinued operations

The losses from discontinued operations were €12.5 million and €8.9 million in the years ended December 31, 2005 and 2004, respectively. The losses in both years consist of the operating losses of our Imaging division. The loss in 2005 also includes a write-down of certain assets attributable to the Imaging business. For further information please see note 3 to the consolidated financial statements.

Net Loss

For the reasons described above, we reported a net loss of €23.3 million and €6.2 million for the years ended December 31, 2005 and 2004 respectively. Loss per share (basic) was €0.53 in 2005 and €0.14 in 2004.

B.LIQUIDITY AND CAPITAL RESOURCES

Cash flows

Cash provided by operating activities was €10.3 million for the year ended December 31, 2005 compared with cash used for operating activities of €8.6 million for the year ended December 31, 2004. The cash inflow in 2005 primarily resulted from lower inventory balances. During the year ended December 31, 2004 we used cash to finance our growing working capital requirements, and inventory and accounts receivable were up as our business volume increased. In addition, in 2004 we increased inventory to meet previously projected forecasts of our customers.

Cash used for investing activities was €7.5 million for the year ended December 31, 2005 compared with cash provided by investing activities of €14.5 million for the year ended December 31, 2004. Cash used for investing activities for the year ended December 31, 2005 consisted mostly of the purchase of test equipment, tooling (masks), laboratory equipment, probecards and loadboards of €4.0 million and the purchase of software and licenses of €5.5 million. Cash provided by investing activities for the year ended December 31, 2004 consisted mostly of a net sale of marketable securities of €27.4 million offset in part by the purchase of test equipment, tooling (masks), laboratory and EDP equipment of €12.3 million, and the purchase of software, licenses and patents of €0.7 million.

Liquidity

At December 31, 2005 we had €16.9 million in cash and cash equivalents and €14.9 million in marketable securities. The working capital was €64.8 million.

As of December 31, 2005 we had no long-term debt other than deferred payments for acquired software licenses. A decrease in customer demand for our products caused by unfavorable industry conditions or an inability to develop new products in response to technological changes could materially reduce the amount of cash generated from operations.

If necessary, we have available for use short-term credit facilities of €12.5 million that bear interest at a rate of EURIBOR + 0.75% per annum. At December 31, 2005 we had no amounts outstanding under these facilities. Accordingly, we believe the funding available from these and other sources will be sufficient to satisfy our working capital requirements in the near to medium term.

Capital Expenditures and Investments

Purchases of property, plant and equipment were €4.0 million for the year ended December 31, 2005 compared to €12.3 million for the year ended December 31, 2004. Our capital expenditures in 2005 and 2004 consisted primarily of purchasing new or replacement test systems, tooling equipment, handling systems and other equipment in the ordinary course of our business. Capital expenditures in 2004 were higher than in 2005 as in 2004 we upgraded eight test systems enabling us to test four ICs in a single test step, and added certain test equipment to test color display and image sensor ICs. Purchases of intangible assets were €8.8 million in 2005 and €0.3 million in 2004. In 2005 acquisitions primarily related to three year licensing contracts for the use of electronic design automated tools. See note 10 to the consolidated financial statements.

In future periods, we may make strategic investments or acquisitions in connection with our plans to expand our business internationally.

Balance Sheet

Balance sheet total as of December 31, 2005 and as of December 31, 2004 amounted to €103.1million and €127.1 million, respectively. Current assets decreased from €86.2 million as of December 31, 2004 to €79.1 million as of December 31, 2005. In line with growing sales volumes in the course of the year inventories were sold off and certain write-downs were recorded, leading to a decline of €12.6 million as against the end of last year and accounts receivable increased by €4.3 million. Long-term assets decreased from €40.9 million, or 32.2% of the balance sheet total, as of December 31, 2004 to €24.0 million, or 23.3% of the balance sheet total, as of December 31, 2005, mainly caused by the increase of the deferred tax asset valuation allowance of €15.3 million, the depreciation and amortization of property, plant and equipment and intangible assets of €10.0 million and a write-down of the carrying value of assets to be contributed to Dialog Imaging Systems in 2006 of €3.9 million. See note 3 to the consolidated financial statements. This was partially offset by capital expenditures and investments in 2005 of €12.8 million.

Current liabilities in 2005 were €4.6 million below the previous year’s level. Non-current liabilities amounting to €2.9 million consisted exclusively of the financing equivalent related to software and licences purchased during the year. See note 11 to the consolidated financial statements.

Shareholders’ equity decreased from €108.2 million at December 31, 2004 to €85.9 million at December 31, 2005 due to the net loss in 2005. The very solid equity ratio decreased slightly to 83.3% from 85.1%.

C.RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and development expenditure amounted to €20.6 million in 2005 and €22.4 million in 2004. We expect research and development costs to increase in 2006 as we are planning to add to our headcount in order to strengthen our core competence. Our ability to generate revenues in the long term depends on achieving technical feasibility from our research and development programs, and on customers accepting our designs and implementing them in large-scale production.

We attempt to protect our intellectual property and know-how through a combination of patents, copyrights, trade secret laws, trademarks and confidentiality agreements with our customers, suppliers, employees and consultants. In the past and to some extent at present, we have created specialized designs of mixed signal ASIC device products, which are designed according to customer specifications. As our designs are customer-specific, they remain the intellectual property of our customers, thereby limiting our ability to patent such inventions. However, where such limitations do not exist, we have begun and will continue to obtain more patents covering some basic concepts in our production fields. We have been granted 53 patents. In addition, we currently have 69 patents and patent applications pending for various ASIC applications. We intend to apply for patents, including those for ASSPs, whenever practicable in the future. Operating in an industry in which competitive position is determined by the ability to maintain a leading edge in technology, we depend substantially on patents and new manufacturing processes.

To develop a family of color STN (super-twisted nematic) liquid crystal display (LCD) drivers, we have licensed multi-line addressing (MLA) LCD technology from both Optrex Corporation and Motif Corporation.

In addition, we license standard software from a number of vendors on standard terms. We have also licensed the CR16B 16 bit microprocessor core, a software product, from National Semiconductor. This license is of indefinite duration. While these licenses enhance our ability to design and develop IC solutions, our business does not depend on such licenses. See “Our Product Cycle Design and Development” above.

D.TREND INFORMATION

General

The semiconductor industry in general is highly cyclical and has been subject to significant economic downturns which, at various times, have resulted in production overcapacity, reduced product demand and an accelerated erosion of average selling prices.

Revenues from our wireless communications applications accounted for 80% of our total revenues for the year ended December 31, 2005, 78% of our total revenues for the year ended December 31, 2004, 75% of our total revenues for the year ended December 31, 2003 and 71% of our total revenues for the year ended December 31, 2002.

Market Trends

The year has been one of fast-paced change in the consumer and in-car electronics industry. In 2004, we had expected convergence and 3G to play a key part in the growth outlook for 2005 – and indeed it has proved to be fairly accurate. The key headline trends that are particularly relevant to Dialog Semiconductor’s business are indicated in the following section.

Cellular handsets

Total cellular handset shipments exceeded 816 million in 2005, representing a significant 14% growth over 2004 (source: iSuppli weekly newsletter, SuppliNEWS, February 1, 2006). A significant trend in this growth during 2005 has been the consolidation of market position among the top five handset manufacturers, which through economies of scale and global reach have squeezed out second tier players – manufacturers outside the top five lost 18% of their previous market share. This trend is likely to continue as the leading players will be best positioned to capture the ultra low cost and the high performance 3G market spaces.

While new cellular subscriber additions are relatively static in most developed markets, subscribers trading up to more advanced phones, or replacement phones, are continuing to increase and account for up to 30 percent of the market.

In 2005, 3G cellular systems became firmly established, taking a substantial share of the replacement market in Europe, with one of the key drivers for growth being the introduction by manufacturers of new 3G phone models in form factors comparable to their 2.5G counterparts. Dialog Semiconductor’s solutions address the WCDMA sector of 3G, and worldwide WCDMA shipments grew over 140% in 2005 to 46.4 million (Gartner Forecast: “Mobile Phone Production and Semiconductor Market, Worldwide, 2003-2010, 1Q06 Update”, March 7, 2006). As network operators increase promotional activity to boost the market and new applications such as mobile TV spur further demand, this rapid growth trend is expected to continue for the next two years.

Convergence devices

Personal media players and personal navigation devices are just two examples of products that have seen significant growth in 2005.

Music players started off as devices playing MP3 and other encoded audio formats but quickly transformed into personal media players handling pictures and video. This market has grown spectacularly in the past two years and is forecast to continue with CAGR of 30.2% for the next five years (source: In-Stat report, “Portable Digital Audio Players: Moving to the Beat of a Booming Market”, June 2005). These applications require both audio and power management and LCD driver solutions with both cost and performance being key metrics.

Personal navigation devices are effectively single application PDAs (personal digital assistants). Whilst the traditional PDA market has stagnated at around 15 million units per year, new applications such as the navigation device are expected to double in growth in coming years. Built around a powerful applications processor, these devices require audio and power management functionality similar to that seen in high-end smart phones.

Automotive

The demand for in-car electronics continued to be strong during 2005, especially as more and more vehicles provide as part of the standard accessories or options package many of the features once found in only top-of-the-range cars. In particular, Dialog Semiconductor’s motion control ICs enable intelligent motor controllers found all over the car – such as in windscreen wipers, seat controls and window controls.

Geographic Market Trends

We allocate our revenues to countries based on the location of the shipment destination. Changes in revenues from period to period have differed among geographical regions. As our customers have continued to increase their production in the greater China region and to add new Asian customers, regional growth was particularly strong in Asia in 2005, where revenue increased by 76% from €42.1 million for the year ended December 31, 2004 to €74.0 million for the year ended December 31, 2005. In Germany, we experienced decline in demand for our ASIC products where revenue decreased by 47% from €47.7 million for the year ended December 31, 2004 to €25.4 million for the year ended December 31, 2005, due primarily to the fact that one customer based in Germany relocated parts of the production to Asia. In 2004, regional growth was particularly strong in Asia where revenue increased 69% from €24.9 million for the year ended December 31, 2003 to €42.1 million for the year ended December 31, 2004.

Revenue Trends

Due to the cell phone customers phase out of  Dialog  2G chips and partial adoption of  competing intermediate solutions prior to adoption of  Dialog's  3G  ICs,  and increased competitive pressures for display driver chips we expect revenues for the year ending December 31, 2006 to be lower than those for the year ended December 31, 2005. Our forward visibility with respect to customer demand is limited and a successful introduction of new products depends on the completion of new designs on a timely basis. Our revenues for 2006 will also be highly dependent on continued growth in the worldwide market for cellular handsets.

Gross Margin Trends

Our gross margin decreased from 31.5% of revenues for the year ended December 31, 2004 to 28.5% of revenues for the year ended December 31, 2005, primarily resulting from a higher provision for excess inventory. We expect the near term future gross margin percentage to fall below the gross margin percentage achieved in 2005 as a result of lower utilization of our internal test operations and lower margins of certain display driver products.

Foreign Currency Exchange Rate Trends

The reporting currency for our consolidated financial statements is the Euro. The functional currency for our operations is generally the applicable local currency. Accordingly, the assets and liabilities, the equity accounts and the statements of income and cash flow of companies whose functional currency is not the Euro must be translated into the reporting currency (the Euro). See note 2 to the consolidated financial statements for further information. Changes in exchange rates also influence the results of our operations. Our sales are primarily denominated in US Dollars and Euro, whereas our purchases of raw materials and manufacturing services are primarily denominated in US Dollars.

In order to hedge our foreign currency exposure, primarily to the US Dollar, we attempt to match cash inflows and outflows in the same currency.

Since its introduction on January 1, 1999, the Euro has fluctuated in value against the US Dollar. From the date of its introduction through to December 31, 2001, the Euro declined approximately 25% against the US Dollar. By March 14, 2006 the Euro had recovered to 102% of its original value. Changes in the exchange rate between the Euro and other non-Euro currencies, principally the US Dollar, will affect the translation of our consolidated financial results into Euro, and will also affect the value of any amounts that our subsidiaries distribute to us. Exchange rate changes may also affect our balance sheet. Changes in the Euro values of our assets and liabilities resulting from exchange rate movements may cause us to record foreign currency gains and losses. We do not currently enter into forward or other derivative transactions to hedge against exchange rate fluctuations.

For the year ended December 31, 2005, 69% of our revenues were denominated in US Dollars, 19% were denominated in Euro and 12% were denominated in Japanese Yen, and 84% of our cost of sales was denominated in US Dollars and 16% was denominated in Euro. For the year ended December 31, 2004, 55% of our revenues were denominated in Euro and 45% were denominated in US Dollars, and 18% of our cost of sales was denominated in Euro and 82% was denominated in US Dollars. We also have foreign currency risks with respect to our net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Foreign currency translation gains and losses with respect to these subsidiaries are included in other comprehensive income.

E.OFF-BALANCE SHEET ARRANGEMENTS AND OTHER COMMITMENTS

We have no off-balance sheet arrangements involving variable interest entities. We lease all of our office facilities, office and test equipment, and vehicles under operating leases. In addition we have contracted consulting services related to CAD (computer aided designs) until June 30, 2009. Future minimum payments under these agreements, which have initial or remaining terms in excess of one year at December 31, 2005, are as follows.

(in thousands of €)	2006	2007	2008	2009	2010	Thereafter
Operating leases	3,817	2,573	1,980	1,068	197	154

We have no long-term debt, capital lease obligations, unconditional purchase obligations or any other long-term obligations that would have a material impact on our liquidity or financial condition. We have supply agreements with various suppliers and maintain an outstanding balance of advance payment of €1.1 million with one supplier, which will be refunded in proportion to our purchases of wafers.

Dividends

We did not pay dividends in the years ended December 31, 2005 and 2004. We do not currently plan to pay dividends in the foreseeable future.

F.CRITICAL ACCOUNTING POLICIES AND RELATED UNCERTAINTIES

We have identified the following accounting policies and related uncertainties with the accounting measures used in preparing our consolidated financial statements that we believe are essential to understanding the financial reporting risks present in the current economic environment.

Recoverability of Long-Lived Assets

Our business is capital intensive and has required, and will continue to require, significant investments in long-lived assets, including property, plant, equipment and intangible assets. At December 31, 2005, the carrying value of our property, plant and equipment was €16.2 million. As discussed in note 2 to the consolidated financial statements, recoverability of these long-lived assets that will continue to be held and used is evaluated whenever an indication of impairment exists. Then we will compare the carrying value of the asset or group of assets with the asset’s or cash generating unit’s fair value less cost to sell and its value in use. If either of these amounts exceeds the asset’s or cash generating unit’s carrying amount, the asset or cash generating unit is not impaired. If the asset or cash generating unit is considered impaired, the impairment recognized is measured as the amount by which the carrying amount of the impaired asset or cash generating unit exceeds its fair value less cost to sell and its value in use.

We do not believe that our ability to recover the carrying value of our long-lived assets has been impaired. As of December 31, 2005 we recorded a write-down of the carrying value of assets to be contributed to the sale of our Imaging Division in 2006 of €3.9 million. See note 3 to the consolidated financial statements. A general economic downturn and, specifically, a continued downturn in the semiconductor industry would intensify competitive pricing pressure because of overcapacity in the industry, and we could be forced to decrease production and reduce capacity. Such events could adversely affect our estimates of future net cash flows expected to be generated by our long-lived assets. It is reasonably possible that our future operating results could be materially and adversely affected by an impairment charge related to the recoverability of our long-lived assets.

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

At December 31, 2005, our total inventory was €17.2 million. In 2005 and 2004, we recorded provisions for excess inventory of €6.6 million and €0.7 million, respectively. We believe that the carrying value of our inventory will be recovered through customer consumption of goods based on their forecasts and related contractual agreements. However, the demand for our products can fluctuate significantly in response to rapid technological changes in the semiconductor and wireless communications industries. It is reasonably possible that future operating results could be materially and adversely affected if any excess inventory charges are needed.

Realization of Deferred Tax Assets

Total deferred tax assets (including those that were not recognized) were €34.2 million at December 31, 2005, which include deferred tax assets of €28.3 million on tax loss carryforwards. While the majority of these losses may be carried forward indefinitely, their realization is dependent on generating sufficient taxable income to utilize the losses.

We have evaluated our deferred tax asset position and considered whether it is probable that some portion or all of the deferred tax assets will not be realized. The assessment requires the exercise of judgment on the part of our management, with respect to, among other things, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. Our assessment considered the weight given to cumulative tax losses incurred in the group, as well as detailed forecasts of taxable income in the foreseeable future. Although we forecasted future taxable income, pursuant to the inherent uncertainties in projecting future taxable income, we concluded that our tax losses may not ultimately be realized. Consequently, we recognized an additional valuation allowance as of December 31, 2005.

G.NEW ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

Please refer to Note 2 and Note 20f to our Consolidated Financial Statements for a description of our significant accounting policies and the new accounting pronouncements that we had not adopted by December 31, 2005 in accordance with IFRS and US GAAP.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

A.DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth, as of March 30, 2006, the name of each member of our board of directors and each of our senior management, their ages, the dates of their first appointments and their positions:

NAME	AGE	DATE OF APPOINTMENT	POSITION
Dr. Jalal Bagherli	50	September 2005	Chief Executive Director
Michael John Glover	67	March 1998	Non-executive Director
Aidan Hughes	45	October 2004	Non-executive Director
John McMonigall	62	March 1998	Non-executive Director
Gregorio Reyes	64	December 2003	Non-executive Director
Michael Risman	37	August 1999	Non-executive Director
Jan Olof Ingemar Tufvesson	67	March 1998	Non-executive Chairman
Peter Weber	60	February 2006	Non-executive Director
Bill Caparelli	62	June 2005	Vice-President Sales
Gary Duncan	50	October 1987	Vice-President of Engineering
Peter Hall	54	July 1987	Vice-President of Operations and Quality
Martin Kloeble	47	July 1999	Vice-President of Finance and Controlling
Richard Schmitz	49	January 1994	Vice-President of Advanced Technology
Masayuki Suzuki	55	December 2005	Vice-President, Japan

The following is a brief biography of each director, executive officer and senior manager named here.

DR. JALAL BAGHERLI joined Dialog Semiconductor in September 2005 as CEO. Prior to this, he was Vice President & General Manager for the Mobile Multimedia business unit for Broadcom Corporation and the CEO of Alphamosaic. Dr. Bagherli has extensive experience of the semiconductor industry with a wealth of knowledge about the Far Eastern, European and North American markets, gained through his previous professional and executive positions with Texas Instruments and Sony. He is also a non executive director of Lime Microsystems Ltd.

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

MICHAEL RISMAN joined us as a director in August 1999, having been closely involved with our Company since March 1998. Until 2005, he was an equity partner at Apax Partners where he held responsibility for their European IT investment activities and served as a member of their International Approval Committee. Before joining Apax in 1995, Mr. Risman worked for Cap Gemini as a consultant and for Jaguar Cars as an R&D engineer. He earned an MBA from Harvard Business School and an MA (Hons) degree in Electrical Engineering and Management from Cambridge University. He is also a director of Frontier Silicon (Holdings) Ltd and has served on the boards of a number of public and private companies.

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

PETER WEBER joined us on February 1, 2006 bringing to the company 35 years of experience in the semiconductor sector. He has gained his experience of the high-tech industry with a broad range of companies, including Texas Instruments, Intel, Siliconix, the Temic Group and Netro Corporation. During his 35 years in the industry he has held a number of general management and senior marketing roles at these companies, both in Germany and Silicon Valley. Since 1998 he has been an investor and management consultant, serving on the boards of a number of companies in Europe and the US. He holds a MSEE degree in communications engineering.

BILL CAPARELLI Joined us in June 2005, as Vice President, Sales adding extensive experience of growing businesses within the semiconductor industry, having held senior sales and general management positions in major US companies.

GARY DUNCAN joined us in October 1987 and is currently the Vice-President of Engineering. He obtained a Higher National Certificate in electronics and mathematics in 1978 from Plymouth Polytechnic and is a chartered engineer. Before joining Dialog, Mr. Duncan held various senior engineering and management positions at Plessey and ES2 in quality and production, device engineering, design software and marketing.

PETER HALL joined us in July 1987 and is currently our Vice-President of Operations and Quality. Before joining Dialog he held various management and engineering positions at STC Semiconductors and MEM in Switzerland. Mr. Hall obtained his BSc (Honors) in electrical and electronic engineering in 1974 from the University of Newcastle upon Tyne, his MSc in digital techniques in 1977 from the University of Edinburgh and his MBA in technology management in 2003 from the Open University.

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

RICHARD SCHMITZ joined us in 1994 and is currently our Vice-President of Advanced Technology. Prior to joining us, he held various design-related positions at Hewlett Packard's instruments division in Boeblingen and the Institute for Microelectronics, Stuttgart. Mr. Schmitz received a diploma in engineering for communications electronics in 1983 from the vocational college (FACHHOCHSCHULE) in Trier.

MASAYUKI SUZUKI joined in December 2005 as President and representative director of Dialog Semiconductor KK.  He has more than 30 years experience in the semiconductor industry, gained in various senior level sales, marketing and management positions at Fairchild, LSI Logic and Chartered Semiconductor in Japan.

B.COMPENSATION

We pay non-executive directors who are not associated with any of our principal shareholders £5,000 to £35,000.

We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board or committees thereof. Under certain circumstances, directors are also eligible to receive stock options.

The following table sets out the amount of remuneration paid by us and our subsidiaries to each of our directors for services rendered during the year ended December 31, 2005.

		Compensation (in €)		Directors holdings
Name	Position	Base salary	Bonus / long- term incentives	Other	Shares	Options
Tim Anderson (1)	Non-executive Director	7,312	-	-	75,166	-
Dr. Jalal Bagherli	Executive Director and CEO	71,791	74,130	-	150,000	450,000
Michael Glover	Non-executive Director	57,400	-	-	195,000	-
Aidan Hughes	Non-executive Director and Chairman of the Audit Committee	71,658	-	-		-
John McMonigall	Non-executive Director	30,711	-	-		-
Roland Pudelko (2)	Executive Director, CEO and President untill September 12, 2005, non-executive Director until February 14, 2006	279,105	42,995	450,000	320,405	517,450
Gregorio Reyes	Non-executive Director	43,872	-	-	35,000	-
Michael Risman	Non-executive Director	36,560	-	-	1,172	-
Jan Tufvesson	Non-executive Chairman	78,970	-	-	175,062	-
		677,379	117,125	450,000	951,805	967,450

(1)Tim Anderson is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as our legal adviser. Fees to Reynolds Porter Chamberlain for legal services rendered during the 2005 fiscal year amounted to €286,823. Tim Anderson resigned as non-executive Director on February 1, 2006.

(2)Other compensation comprises compensation for loss of office

The aggregate compensation for our CEO and senior management for 2005 was €2,425,118.

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

STOCK OPTIONS

As of December 31, 2005, our directors and senior management held 1,776,400 options for our ordinary shares which entitle the holders to acquire 1,776,400 shares. The following table gives stock option information for the Company’s directors and senior management.

DIRECTORS AND SENIOR MANAGEMENT	OPTIONS HELD	EXPIRATION DATE	EXERCISE PRICE
Dr. Jalal Bagherli	150,000	July 18, 2015	€ 0.00
	60,000	July 18, 2015	€ 2.00
	60,000	July 18, 2015	€ 3.50
	60,000	July 18, 2015	€ 5.00
	60,000	July 18, 2015	€ 6.50
	60,000	July 18, 2015	€ 8.00
Bill Caparelli	250,000	June 12, 2015	€ 1.95
Gary Duncan	50,000	February 21, 2009	£0.20
	17,210	May 6, 2009	£0.40
	26,440	July 28, 2009	£0.60
	50,000	November 20, 2013	€ 3.45
Peter Hall	60,000	February 21, 2009	£0.20
	17,210	May 6, 2009	£0.40
	26,440	July 28, 2009	£0.60
	50,000	November 20, 2013	€ 3.45
Martin Kloeble	45,000	July 28, 2009	£0.80
	50,000	November 20, 2013	€ 3.45
Roland Pudelko (1)	150,000	December 31, 2006	£0.20
	34,530	December 31, 2006	£0.40
	132,920	December 31, 2006	£0.60
	200,000	December 31, 2006	€ 3.45
Richard Schmitz	210	May 6, 2009	£0.40
	16,440	July 28, 2009	£0.60
	50,000	November 20, 2013	€ 3.45
Masayuki Suzuki	100,000	January 1, 2016	€ 2.66
	1,776,400

(1)As a result of Roland Pudelko leaving the board on February 14, 2006, it has been agreed that his share options will lapse on December 31, 2006.

C.BOARD PRACTICES

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

SERVICE AGREEMENTS

Our CEO Dr. Jalal Bagherli, has entered into a service agreement with us that is of unlimited duration. The agreement is terminable by either party on 6 months' notice.

Each of our vice-presidents has entered into a service agreement with us and our subsidiaries. The service agreements are all of unlimited duration. In the cases of Gary Duncan and Peter Hall, their agreements are terminable by either party to the agreement on six months' written notice to the other. Richard Schmitz's agreement is terminable by either party on three months' notice to the end of a calendar quarter. Bill Caparelli and Masayuki Suzuki`s agreements have no time limit and can be terminated by either party on three months' notice in writing. Martin Kloeble's agreement is terminable subject to German statutory provisions for termination. None of the service agreements contain provisions subjecting us to onerous obligations in the case of early termination.

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

The Company’s Compensation Committee of the board of directors determines the salaries and incentive compensation of our CEO and senior management and provides recommendations for the salaries and incentive compensation of other employees and consultants. The Compensation Committee also administers our various compensation, stock and benefit plans. Our Compensation Committee consists of Messrs. Glover, Reyes and Risman. None of the members of this Committee was our employee at any time during 2005.

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

D.EMPLOYEES

At December 31, 2005, we employed 279 full-time employees not including trainees/apprentices, of which 189 were based in Germany, 52 in the United Kingdom, 24 in the United States, 6 in Austria, 7 in Japan and 1 in Taiwan. Of the total number, 146 were engaged in engineering (including design and product engineering) and 79 were engaged in production (including logistics, quality and testing). The average number of employees in 2005 was 280 compared to 281 in 2004 and 273 in 2003.

E.SHARE OWNERSHIP

As of December 31, 2005, our directors and senior management held 1,548,535 shares.

Directors and Senior Management	Number	Percent of shares beneficially owned
Dr. Jalal Bagherli	150,000	*
Timothy Richard Black Anderson	75,166	*
Michael John Glover (1)	195,000	*
Roland Pudelko	320,405
Gregorio Reyes	35,000	*
Jan Olof Ingemar Tufvesson (2)	175,062	*
Michael Risman	1,172	*
Gary Duncan	162,105	*
Peter Hall	162,415	*
Martin Kloeble	180,000	*
Richard Schmitz	92,210	*
	1,548,535

*Less than 1%

(1)Includes (i) 40,000 shares owned directly by Mr. Michael John Glover, (ii) 90,000 shares owned by Linda Diane Glover, (iii) 5,000 shares owned by Matthew James Glover and (iv) 60,000 shares held by Timothy Thornton Jones as trustee for Linda Diane Glover and the sons of Michael John Glover.

(2)Includes (i) 157,062 shares owned by Mr. Tufvesson and (ii) 18,000 shares held by members of his family.

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

On September 24, 2004, the Company completed an offering of 2,000,000 previously unissued ordinary shares at £0.10 per share to its employee benefit trust, to make such shares available for the exercise of stock option rights that had previously been granted to employees.

At December 31, 2005, the Trust continued to hold 1,691,155 shares, equaling the remaining balance of the acquired 668,800 shares and the 2,000,000 shares acquired in 2004.

SHARE OPTION SCHEME

All of our employees and full time executive directors and employees of any of our consolidated subsidiaries who are required to devote substantially the whole of their working time to us and/or any of our subsidiaries are eligible to be granted options under our share option scheme, at the discretion of the board. The scheme was established on August 7, 1998. As at December 31, 2005, a total of 8,129,811 shares may be issued under the scheme from time to time. See Note 15 to the consolidated financial statements. As of December 31, 2005 options to purchase 3,850,008 shares were outstanding. These options are exercisable at prices ranging from £0.00 to €8.00 per share depending on the date of grant and what type of option they are (see below). The options generally expire 10 years after the date of grant.

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

Upon the commencement of his services as Chief Executive Officer of Dialog on a full-time basis on September 12, 2005, Dr. Jalal Bagherli received a stock option grant of 300,000 restricted shares of Dialog Semiconductor Plc. This option was exercisable in two tranches of 150,000 shares, the first after 91 days and the second after 181 days from his date of joining and was fully exercised as of March 30, 2006. These restricted shares will vest in 24 equal monthly tranches beginning September 2005. In addition the Company granted an option over 300,000 shares with exercise prices ranging from €2.00 to €8.00, vesting to occur on September 30, 2006, 2007, 2008 and 2009, in equal tranches of 15,000 options for each exercise price. A further 100,000 options with an exercise price of £0.10 and a grant of options with a value of €150 payable in cash or shares have been granted in February 2006 and are subject to the achievement of performance and market targets to vest in eight equal semiannual tranches between March 31, 2006 and September 30, 2009.

The scheme provides for the grant of three categories of options:

■short options, which may be exercised, if at all, within two years of the date of grant;

■long options, which may be exercised within five years of the date of grant; and

■incentive stock options which are options granted to a US employee which complies with the relevant terms of the United States Internal Revenue Code of 1986.

Options granted to employees have not been subject to date to a performance condition (such as the achievement of pre-determined financial targets), although the rules allow the board to make the exercise of an option subject to the satisfaction of objective performance conditions.

Options entitle the option holder to acquire shares at a price per share determined by the board. Such price may not be less than the greater of:

■the nominal value of a share;

■the market value of a share at the date of grant; or

■for US participants, who own 10% or more of the total combined voting power of any company of the group, 110% of the market value of a share on the date of grant.

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

No options may be granted over shares under the share option scheme which would, when combined with options granted over shares under any other scheme operated by us or any of our consolidated subsidiaries, exceed 15%, after issue, of the Company’s issued share capital from time to time.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

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

During 2006 and 2005 we were notified that The Capital Group Companies Inc. owns 5,274,871 shares (11.4%) on behalf of discretionary clients and that Standard Capital Partners N.V. (Rhine Alpha and its associated funds) own 1,780,000 shares (3.9%).

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

B.RELATED PARTY TRANSACTIONS

Timothy Anderson, a member of the Board until February 1, 2006, is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as our legal adviser. Fees to Reynolds Porter Chamberlain for legal services rendered during the three year period ended December 31, 2005, December 31, 2005 and December 31, 2004 amounted to €286,823, €211,684 and €162,241, respectively.

ITEM 8.FINANCIAL INFORMATION

A.CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See “Item 18: Financial Statements” and the Notes thereto.

LEGAL PROCEEDINGS

Neither we nor any of our consolidated subsidiaries are involved in litigation or arbitration proceedings that could have a substantial impact on our financial position or the financial position of any of our consolidated subsidiaries. We have not been involved in such litigation or arbitration proceedings in the past two years, nor, to the best of our knowledge, are such proceedings pending or threatened against us or any of our consolidated subsidiaries. However, as is the case with many companies in the semiconductor industry, we may from time to time receive communications alleging possible infringement of intellectual property rights of others. Irrespective of the validity of such claims, we could incur significant costs with respect to the defense of such claims which could have a material adverse effect on our business, results of operations or financial condition. See “Item 3: Risk Factors If we are unable to protect our intellectual property and know-how from copy or use by others, our competitors may gain access to our content and technology”.

DIVIDEND POLICY

We have never declared or paid any dividends. We currently intend to retain all available earnings generated by our operations for the development and growth of our business. As a result, we do not anticipate paying any dividends in the foreseeable future. You should also refer to “Item 5: Operating and Financial Review and Prospects–Liquidity”.

B.SIGNIFICANT CHANGES

NOT APPLICABLE

ITEM 9.THE OFFER AND LISTING

The German stock exchange (XETRA/Frankfurter Wertpapierbörse) and Nasdaq are the principal trading markets for our ordinary shares and ADSs.

Dialog is listed in the Prime Standard segment of the Frankfurt Stock Exchange and therefore has to comply with the requirements of the Prime Standard:

■quarterly reporting;

■application of international accounting standards (IFRS, international financial reporting standard, or US GAAP);

■publication of a financial calendar listing the most important corporate events;

■at least one analysts' conference per year; and

■use of the English language for current reporting and for ad-hoc disclosures required under the German Securities Trading Act.

MARKET PRICES

The following table sets forth, for the periods indicated, the highest and lowest closing market quotations for the shares from the Frankfurter Wertpapierbörse (XETRA) and Nasdaq.

Deutsche Börse (Frankfurt Stock Exchange)	Ordinary Shares
	High Euro	Low Euro
ANNUAL HIGHS AND LOWS
2001	10.85	2.75
2002	8.82	0.70
2003	4.39	0.82
2004	4.49	1.63
2005	2.98	1.47

QUARTERLY HIGHS AND LOWS

2004
First quarter	4.49	3.48
Second quarter	4.09	2.69
Third quarter	3.09	2.46
Fourth quarter	2.94	1.63
2005
First quarter	2.26	1.47
Second quarter	2.33	1.73
Third quarter	2.72	2.15
Fourth quarter	2.98	2.52

MONTHLY HIGHS AND LOWS
2005
December	2.72	2.52
2006
January	2.75	2.58
February	2.80	2.48
March	2.60	2.35
April	2.55	1.97
May	1.93	1.55

On May 25, 2006 the closing market quotation for our shares on the Frankfurt Stock Exchange (XETRA) was €1.62.

NASDAQ(1)	ADSs
	High Dollar	Low Dollar
ANNUAL HIGHS AND LOWS
2001	9.69	2.49
2002	7.55	0.64
2003	5.52	0.95
2004	5.66	2.29
2005	3.53	1.94

QUARTERLY HIGHS AND LOWS
2004
First quarter	5.66	4.40
Second quarter	5.00	2.29
Third quarter	3.75	3.01
Fourth quarter	3.57	2.29
2005
First quarter	2.95	1.94
Second quarter	2.74	2.16
Third quarter	3.40	2.50
Fourth quarter	3.53	2.88

MONTHLY HIGHS AND LOWS
2005
December	3.27	2.99
2006
January	3.30	3.03
February	3.60	2.91
March	3.22	2.85
April	3.31	2.48
May	2.57	2.05

(1)Our shares were first listed on Nasdaq on June 29, 2000.

On May 25, 2006 the closing market quotation for our shares on Nasdaq was $2.07.

ITEM 10.ADDITIONAL INFORMATION

A.SHARE CAPITAL

NOT APPLICABLE.

B.MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to our Registration Statement on Form F-1, which was filed with the Securities and Exchange Commission on June 27, 2000.

C.MATERIAL CONTRACTS

NOT APPLICABLE.

D.EXCHANGE CONTROLS

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

E.TAXATION

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

UK TAXATION

DIVIDENDS

Under current UK taxation legislation, no tax is required to be withheld at source from cash dividend payments by Dialog. See “US Federal Income Taxation Distributions” below for a discussion of the treatment of dividend payments by Dialog under the UK-US Income Tax Treaty.

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

A share or ADS held by an individual US holder whose domicile is determined to be the US for purposes of the UK-US Estate Tax Treaty, and who is not a national of the UK, will not be subject to UK inheritance tax on the individual’s death or on a lifetime transfer of the share or ADS except where the share or ADS:

■is part of the business property of a UK permanent establishment of an enterprise; or

■pertains to a UK fixed base of an individual used for the performance of independent personal services.

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

DISTRIBUTIONS

Subject to the “Passive Foreign Investment Company” discussion below, dividends paid with respect to shares or ADSs will be included in the gross income of a US holder as ordinary dividend income from foreign sources to the extent paid from Dialog’s earnings and profits as determined under US federal income tax principles. Distributions in excess of earnings and profits will be treated first as a return of capital to the extent of the US holder’s tax basis in the shares or ADSs and then as a capital gain. Dividends will not be eligible for the dividends received deduction available to corporations. Dividends received by noncorporate US holders, however, will be taxed at the same preferential rate allowed for long-term capital gains if (i) Dialog qualifies for benefits under the new UK-US income tax treaty and (ii) the US holder satisfies certain holding period and other requirements. Dialog will qualify for benefits under the new UK-US income tax treaty as long as its shares are regularly and sufficiently traded on NASDAQ.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

Distributions on the shares or ADSs and proceeds from sale of the shares or ADSs paid in the United States (or by certain persons outside the United States) will be reported to the US Internal Revenue Service unless the shareholder (1) is a corporation, (2) provides a properly executed US Internal Revenue Service Form W-8 BEN or (3) otherwise establishes a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if the holder fails to provide an accurate taxpayer identification number. The amount of any backup withholding tax will be allowed as a credit against the shareholder’s United States federal income tax liability and the shareholder may claim a refund of any excess amounts.

F.DIVIDENDS AND PAYING AGENTS

NOT APPLICABLE.

G.STATEMENT BY EXPERTS

NOT APPLICABLE

H.DOCUMENTS ON DISPLAY

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

I.SUBSIDIARY INFORMATION

NOT APPLICABLE

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

As a matter of policy, we do not engage in derivatives trading, derivatives market-making or other speculative activities. See “Item 5: Operating and Financial Review and Prospects “Foreign Currency Exchange Rate Trends”.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

NOT APPLICABLE.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

NOT APPLICABLE.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

NOT APPLICABLE.

ITEM 15.CONTROLS AND PROCEDURES

As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Executive Officer Dr. Jalal Bagherli and Vice-President of Finance and Controlling Martin Kloeble, of the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 of the U.S. Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F is recorded, processed, summarized and reported in a timely manner. In designing and evaluating the disclosure controls and procedures, management has considered the needs of the Company in light of its size and industry, and has recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives. Based upon that evaluation, our management, including Mr. Bagherli and Mr. Kloeble, concluded that our disclosure controls and procedures are effective in the accumulation and timely communication of material information relating to the Company as required to be included in periodic SEC filings.

In April 2006, we decided to focus on more value-added, differentiated display driver chips and not to compete further within the lower margin commodity end of the display driver chip market. Following this decision, our management and the audit committee of the board of directors learned about certain facts and circumstances that existed at year end and determined that certain inventories and trade accounts receivable were overstated and tooling included in property, plant and equipment was impaired as of December 31, 2005. We then identified additional facts that existed at the balance sheet date related to the settlement arrangements with former senior executives and adjusted accrued expenses accordingly.

We revised our previously released primary financial statements as at and for the year ended December 31, 2005 to reflect a write-down of certain inventories, trade accounts receivable, tooling, accrued expenses and of the carrying value of the deferred tax asset.  Such revised primary financial statements have been issued on May 18, 2006 and are included in this Annual Report on Form 20-F.

As a result, we concluded that disclosure controls and procedures were not effective as of the end of the period covered by this annual report due to the material weakness in internal controls over financial reporting related to the issues described above.

As a consequence, we adopted a new procedure for manufacturing material purchasing that highlights the forward production material purchasing plan information to the executive team on a weekly basis, and a methodology for valuation and control of standard parts inventory that takes into account customer sales forecast in addition to shipment patterns in the current and prior quarters for a device.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board has determined that we have at least one audit committee financial expert, as defined in Form 20-F of the U.S. Securities Exchange Act, 1934, serving on our audit committee. This expert is Mr. Hughes, who is independent as such term is defined in the listing standards applicable to us.

ITEM 16B.CODE OF ETHICS

We have adopted a code of ethics (“Code of Business Conduct and Ethics”) applicable to our officers, directors and employees, pursuant to the requirements of the Sarbanes-Oxley Act of 2002. The text of our Code of Business Conduct and Ethics is provided on our Internet website (www.dialog-semiconductor.com).

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

AUDIT FEES

The aggregate fees billed for professional services rendered by the principal accountant, KPMG, for the audit of our financial statements or services normally provided by the auditor in connection with statutory and regulatory filings were €191,624 for the year ended December 31, 2005, and €173,857 for the year ended December 31, 2004.

AUDIT-RELATED FEES

There were no assurance or related services performed by KPMG which were reasonably related to the performance of the audit or review of our financial statements and not reported under “—Audit Fees” above, for the year ended December 31, 2005 or for the year ended December 31, 2004. As such, aggregate fees billed for such services in these years were nil.

TAX FEES

The aggregate fees billed for professional services rendered by KPMG for tax compliance, tax advice, and tax planning were € 60,562 for the year ended December 31, 2005, and € 109,923 for the year ended December 31, 2004. Tax fees are fees for professional services rendered by KPMG for tax compliance, tax advice on actual or contemplated transactions, and tax consulting associated with international transfer prices.

ALL OTHER FEES

There were no products or services provided by KPMG, other than those reported above under “—Audit Fees” and “—Tax Fees,” for the year ended December 31, 2005, or for the year ended December 31, 2004. As such, aggregate fees billed for such services in these years were nil.

AUDIT COMMITTEE APPROVAL

Our Audit Committee nominates and engages our independent auditors to audit our financial statements. In 2003 our Audit Committee also adopted a policy requiring management to obtain the Committee’s approval before engaging our independent auditors to provide any other audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific Tax Consulting Services that may be performed by our auditors. 100% of the tax services referred to under “Tax Fees” above were pre-approved by the Audit Committee in 2005 and 2004, respectively.

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We rely on an exemption from the listing standard for audit committees as set forth under Nasdaq Marketplace Rule 4350(d)(2). This exemption was granted to Dialog on August 1, 2000. We do not believe that our reliance on this exemption would materially adversely affect the ability of our audit committee to act independently and to satisfy other requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934. In lieu of following this requirement on audit committee composition, Dialog’s audit committee consists of two independent members in accordance with law, rule, regulation, and generally accepted business practices in Dialog’s home country of England and Wales.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

NOT APPLICABLE.

PART III

ITEM 17.FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this Item.

ITEM 18.FINANCIAL STATEMENTS

See the Consolidated Financial Statements and the Notes thereto.

ITEM 19.EXHIBITS

1.1Memorandum and Articles of Association of Dialog Semiconductor Plc. (1)

2.1Form of Deposit Agreement among Dialog Semiconductor Plc, The Bank of New York as depositary, and holders and beneficial owners from time to time of ADRs issued thereunder. (1)

3.1Not applicable.

4.1Supply Agreement with Chartered Semiconductor Manufacturing Pte., Ltd. dated June 30, 2000. (2)(3)

4.2Amendment Agreement with Chartered Semiconductor Manufacturing Pte., Ltd. dated December 18, 2001. (4) (5)

5.1Not applicable.

6.1Not applicable.

7.1Not applicable.

8.1See “Item 4: Information on the Company C. Organizational Structure”.

9.1Not applicable.

10.1Not applicable.

11.1Not Applicable.

12.1Rule 13a-14(a) Certification of the Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

12.2Rule 13a-14(a) Certification of the Vice-President of Finance and Controlling of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002.

13.1Section 1350 Certification of Chief Executive Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002.(6)

13.2Section 1350 Certification of Vice-President of Finance and Controlling of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002.(6)

14.1Not applicable.

(1)Previously filed as an exhibit to the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on June 27, 2000 and incorporated herein by reference.

(2)Previously filed as an exhibit to the Company's Annual Report on Form 20-F for 2000, filed with the US Securities and Exchange Commission on June 4, 2001 and incorporated herein by reference.

(3)On October 25, 2001, the US Securities and Exchange Commission granted our request for confidential treatment of the commercially sensitive material in this contract.

(4)Previously filed as an exhibit to the Company's Annual Report on Form 20-F for 2002, filed with the US Securities and Exchange Commission on February 27, 2003 and incorporated herein by reference.

(5)The US Securities and Exchange Commission granted our request for confidential treatment of the commercially sensitive material in this contract.

(6)A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20 F, and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DIALOG SEMICONDUCTOR PLC

By:

Dr. Jalal Bagherli

Executive Director and Chief Executive Officer

FINANCIAL INFORMATION

Audited Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the years ended December 31, 2005 and 2004

Consolidated Balance Sheets as of December 31, 2005 and 2004

Consolidated Statements of Cash Flows for the years ended December 31, 2005 and 2004

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2005 and 2004

Notes to the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Dialog Semiconductor Plc:

We have audited the accompanying consolidated balance sheets of Dialog Semiconductor Plc and subsidiaries (“the Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits providea reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and of the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with International Financial Reporting Standards, as adopted by the EU (“IFRS”).

IFRS vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

Stuttgart, Germany

May 18, 2006

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Consolidated Financial Statements

Consolidated Statements of Operations

(in thousands, except per share data)	Notes	2005	2005	2004
Revenues	17	$153,243	€129,406	€115,786
Cost of sales		(109,573)	(92,529)	(79,293)
Gross profit		43,670	36,877	36,493

Selling and marketing expenses		(8,532)	(7,205)	(6,272)
General and administrative expenses		(7,518)	(6,349)	(5,557)
Research and development expenses		(24,423)	(20,624)	(22,369)
Operating profit	17	3,197	2,699	2,295

Interest income		1,009	852	1,086
Interest expense		(153)	(129)	(5)
Foreign currency exchange gains and losses, net		1,206	1,018	(726)
Other income		33	28	54
Result before income taxes		5,292	4,468	2,704

Income tax expense	5	(18,114)	(15,296)	(64)
Net income from continuing operations		(12,822)	(10,828)	2,640

Loss from discontinued operations	3	(14,823)	(12,517)	(8,862)

Net loss		(27,645)	(23,345)	(6,222)

Net loss per share
Basic and diluted		(0.63)	(0.53)	(0.14)

Net loss per share from continuing operations	2
Basic		(0.29)	(0.25)	0.06
Diluted		-	-	0.06
Weighted average number of shares (in thousands)	2
Basic		44,173	44,173	44,025
Diluted		45,183	45,183	45,074

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands)	Notes	At December 31, 2005	At December 31, 2005	At December 31, 2004
ASSETS
Cash and cash equivalents	6	$20,037	€16,920	€13,977
Marketable securities	6	17,633	14,890	17,542
Trade accounts receivable, net	7	33,589	28,364	24,036
Inventories	8	20,315	17,155	29,794
Prepaid expenses	9	598	505	616
Other current assets		1,489	1,257	281
Total current assets		93,661	79,091	86,246

Property, plant and equipment, net	10	18,603	15,710	21,238
Intangible assets	11	8,497	7,175	3,144
Deposits		243	205	194
Deferred taxes	5	-	-	15,245
Prepaid expenses	9	1,133	957	1,077
TOTAL ASSETS	17	122,137	103,138	127,144

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		10,643	8,987	15,429
Accrued expenses	12	4,230	3,572	2,204
Income taxes payable		28	24	9
Other current liabilities		2,043	1,725	1,275
Total current liabilities		16,944	14,308	18,917

Non-current liabilities		3,472	2,932	-

Ordinary Shares		8,323	7,028	7,028
Additional paid-in capital		199,931	168,832	168,782
Accumulated deficit		(104,945)	(88,621)	(66,328)
Accumulated other comprehensive loss		(1,291)	(1,090)	(958)
Employee stock purchase plan shares		(297)	(251)	(297)
Net Shareholders’ equity	13	101,721	85,898	108,227

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		122,137	103,138	127,144

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands)	2005	2005	2004
Cash flows from operating activities:
Net loss	$ (27,645)	€ (23,345)	€ (6,222)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Recovery of investment	(33)	(28)	(54)
Restructuring and related impairment charges	-	-	(387)
Stock compensation	1,246	1,052	675
Depreciation of property, plant and equipment	9,022	7,619	11,501
Write-down of imaging assets	4,639	3,917	-
Amortization of intangible assets	3,324	2,807	1,383
Increase in deferred tax asset valuation allowance	18,097	15,282	-
Losses on disposals of fixed assets	50	42	147
Interest income, net	(856)	(723)	(1,081)
Income tax expense	17	14	64
Changes in working capital:
Trade accounts receivable	(5,100)	(4,307)	(9,697)
Inventories	14,967	12,639	(16,552)
Prepaid expenses	278	235	1,362
Trade accounts payable	(7,586)	(6,406)	8,276
Accrued expenses	1,602	1,353	(77)
Other assets and liabilities	(360)	(304)	942
Cash generated from operations	11,662	9,847	(9,720)

Interest paid	(1)	(1)	(5)
Interest received	570	481	1,086
Income taxes paid	(33)	(28)	(49)
Income taxes received	-	-	87
Cash provided by (used for) operating activities	12,198	10,299	(8,601)

Cash flows from investing activities:
Recovery of investment	33	28	54
Purchases of property, plant and equipment	(4,779)	(4,036)	(12,321)
Purchases of intangible assets	(6,546)	(5,528)	(675)
Investments and deposits received (made)	(8)	(7)	(20)
Purchase of marketable securities	-	-	(49,670)
Sale of marketable securities	2,378	2,009	77,087
Cash provided by (used for) investing activities	(8,922)	(7,534)	14,455

Cash flows from financing activities:
Costs for issuance of shares	-	-	(21)
Sale of employee stock purchase plan shares	114	96	30
Cash provided by financing activities	114	96	9

Cash provided by operating, investing and financing activities	3,390	2,861	5,863
Effect of foreign exchange rate changes on cash and cash equivalents	96	82	5
Net increase in cash and cash equivalents	3,486	2,943	5,868

Cash and cash equivalents at beginning of period	16,551	13,977	8,109
Cash and cash equivalents at end of period	20,037	16,920	13,977

The accompanying notes are an integral part of these Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive loss
(in thousands of €)	Ordinary Shares	Additional paid-in capital	Accumu-lated deficit	Currency translation adjustment	Available for sale securities	Employee stock purchase plan shares	Total
Balance at December 31, 2003	6,737	168,795	(60,781)	(924)	(69)	(26)	113,732
Net loss	-	-	(6,222)	-	-	-	(6,222)
Other comprehensive income (loss)	-	-	-	(6)	41	-	35
Total comprehensive loss							(6,187)
New issuance of shares	291	(22)	-	-	-	(291)	(22)
Sale of employee stock purchase plan shares	-	9	-	-	-	20	29
Equity settled transactions, net of tax	-	-	675	-	-	-	675
Balance at December 31, 2004	7,028	168,782	(66,328)	(930)	(28)	(297)	108,227
Net loss	-	-	(23,345)	-	-	-	(23,345)
Other comprehensive income (loss)	-	-	-	139	(271)	-	(132)
Total comprehensive loss							(23,477)
Sale of employee stock purchase plan shares	-	50	-	-	-	46	96
Equity settled transactions, net of tax	-	-	1,052	-	-	-	1,052
Balance at December 31, 2005	7,028	168,832	(88,621)	(791)	(299)	(251)	85,898

The accompanying notes are an integral part of these Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1.General

a) Description of Business

Dialog Semiconductor Plc and subsidiaries ("Dialog" or the "Company") is a fabless semiconductor company that develops and supplies power management, audio and display driver technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The Company’s expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Production of these designs is then outsourced, and the final products are returned to Dialog for approval and testing before delivery to the customers.

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

The Company's products are generally utilized in the cellular communications and automotive industries. The Company generates a substantial portion of its revenue from the wireless communications market, which accounted for 80% and 78% of the Company’s total revenue for the years ended December 31, 2005 and 2004, respectively.

The Company’s revenue base is diversified by geographic region and by individual customer. Changes in foreign currency exchange rates influence the Company’s results of operations. The Company’s sales are primarily denominated in US dollars and Euros whereas purchases of raw materials and manufacturing services are primarily denominated in US dollars. The Company also has foreign currency exchange risks with respect to its net investments in foreign subsidiaries in Japan, the United Kingdom and the United States. Fluctuations in these currencies could significantly impact the Company’s reported results from operations.

The Company depends on a relatively small number of customers for a substantial portion of its revenues, and the loss of one or more of these customers may result in a significant decline in future revenue. During 2005 three customers within our wireless segment individually accounted for more than 10% of the Company's revenues. Total revenues from these three customers were €82,996 or 64%. Net receivables from these three customers were €23,908 at December 31, 2005. During 2004 two customers within our wireless segment individually accounted for more than 10% of the Company's revenues. Total revenues from these two customers were €75,651 or 65% of the revenues. Net receivables from these two customers were €15,724 at December 31, 2004. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

c) Basis of Presentation

In compliance with the European Parliament and Council Regulation on the application of International Financial Reporting Standards (IFRS) adopted in July 2002, all listed European Union companies are required to prepare their consolidated financial statements in accordance with IFRS for fiscal years commencing on or after January 1, 2005.

Therefore, for the first time, the accompanying consolidated financial statements have been prepared on the basis of the recognition and measurement requirements of IFRS and its interpretation adopted by the International Accounting Standards Board (IASB) as of December 31, 2005. Based on these standards, management has applied the accounting policies as set out below.

Although Dialog Semiconductor Plc is a UK company, its principal operations are located in Germany and all of its operating subsidiaries are held by the German subsidiary. Accordingly, the financial statements are presented in thousands of Euro (“€”) and for the year 2005 are also presented in U.S. Dollars (“$”), the latter being unaudited and presented solely for convenience of the reader at the rate of €1 = $1.1842, the Noon Buying Rate of the Federal Reserve Bank of New York on December 30, 2005.

The financial statements are prepared on the historical cost basis except that financial instruments classified as available-for-sale are stated at their fair value.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, requires disclosures that explain how the transition from previous GAAP to IFRS affected the entity’s reported financial position, financial performance and cash flows and to comply with each IFRS effective at the reporting date for its first IFRS financial statements. An entity shall prepare an opening IFRS balance sheet at the date of transition and present at least one year of comparative information under IFRS. Accordingly the Company’s date of transition to IFRS is the beginning of business on January 1, 2004 (opening IFRS balance sheet date). As a UK company, Dialog has to use its financial statements prepared in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"), which are filed at Companies House for purposes of conversion from previous GAAP to IFRS.

An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the group is provided in note 19. A summary of significant accounting policies is provided in note 2.

The board of directors authorized the consolidated financial statements for issue on May 18, 2006.

2.Summary of Significant Accounting Policies

Principles of Consolidation and Investments in Affiliated Companies

The consolidated financial statements include Dialog Semiconductor Plc and all of its owned subsidiaries:

Name	Registered office	Participation
Dialog Semiconductor GmbH	Kirchheim/Teck - Nabern, Germany	100%
Dialog Semiconductor (UK) Limited	Swindon, UK	100%
Dialog Semiconductor Inc	Wilmington, Delaware, USA	100%
Dialog Semiconductor KK	Tokyo, Japan	100%
Dialog Imaging Systems GmbH	Kirchheim/Teck - Nabern, Germany	100%
Dialog Imaging Systems Inc	Wilmington, Delaware, USA	100%

All intercompany accounts and transactions are eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturity dates of three months or less.

Marketable Securities

Marketable securities at December 31, 2005 and 2004, respectively consist of exchange traded funds that are classified as available-for-sale and are accounted for on the basis of the settlement date and recorded at fair value as determined by the most recently quoted market price of each security at the balance sheet date. Unrealized gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Any impairment losses on available-for-sale security are charged to earnings. Interest income is recognized when earned. All securities are measured at fair values that are determined based on observable market prices or rates.

Inventories

Inventories include assets held for sale in the ordinary course of business (finished goods), in the process of production (work in process) or in the form of materials to be consumed in the production process (raw materials). Inventories are valued at the lower of cost or market value. Cost, which includes direct materials, labor and overhead plus indirect overhead, is determined using the first-in, first-out (FIFO) or weighted average cost methods.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. All trade accounts receivable are from customers. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company reviews its allowance for doubtful accounts quarterly. Management considers the collectibility of a trade account receivable to be impaired when it is probable that the Company will be unable to collect all amounts due according to the sales terms based on current information and events regarding the customers’ ability to repay their obligations. When a trade receivable is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows. Any credit losses are included in the allowance for doubtful accounts through a charge to bad debt expense. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. In the profit and loss account, impairment losses are included in sales and marketing expenses. Recoveries of trade receivables previously written-off are recorded when received. Reversals of impairment losses, if any, would be included in other operating income. The Company does not have any off-balance-sheet credit exposure related to its customers.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is charged on a straight-line basis over the estimated useful lives of the assets as follows:

Equipment	Useful life
Test equipment	3 to 8 years
Leasehold improvements	Shorter of useful life or lease term
Office and other equipment	3 to 13 years

Intangible Assets

Purchased intangible assets with estimable useful lives primarily consist of licenses, software and patents and are recorded at acquisition cost less accumulated amortization. Intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 10 years. Amortization expenses are allocated to the cost of goods sold, selling expenses, research and development expenses or general administration expenses.

Liabilities

Trade accounts payable and other current liabilities are recognized at payment or redemption amounts.

Impairment of Long-Lived Assets

In accordance with IAS 36, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to future undiscounted net cash flows expected to be generated by the asset or group of assets. If the carrying amount of an asset or group of asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. In accordance with IFRS 5, non-current assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

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

The exchange rates of the more important currencies against the Euro used in preparation of the consolidated financial statements were as follows:

	Exchange rate at		Annual average exchange rate
Currency	Dec 31, 2005	Dec 31, 2004	2005	2004
	€ 1 =	€ 1 =	€ 1 =	€ 1 =
Great Britain	0.69	0.71	0.68	0.68
Japan	139.13	139.83	136.88	134.46
United States	1.18	1.36	1.24	1.24

Revenue Recognition

Substantially all of the Company’s revenue is derived from the sale of its products, applications specific integrated circuit (“ASIC”) and application specific standard product (“ASSP”) to end customers. These products are manufactured in accordance with the customer’s technical specification and the Company performs a final test of the products prior to shipment in accordance with the specification. Revenue is recognized when title passes, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable, and collection of the related receivable is probable. Revenues are recorded net of sales taxes and customer discounts, if any.

The Company has insurance for product claims and also records a provision for warranty costs as a charge in cost of sales, based on historical trends of warranty costs incurred as a percentage of sales, which management has determined to be a reasonable estimate of the probable costs to be incurred for warranty claims in a period. Returns are permitted only for quality-related reasons within the applicable warranty period and any potential warranty claims are subject to the Company’s determination that it is at fault for damages, and usually such claims must be submitted within a short period following the date of sale.

Product-Related Expenses

Cost of sales consists of the costs of outsourcing production and assembly, personnel costs and applicable overhead and depreciation of test and other equipment. Provisions for estimated product warranty are recorded in cost of sales at the time the related sale is recognized.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salaries, travel expenses, sales commissions, bad debt expenses and costs associated with advertising and other marketing activities.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel and support costs for finance, human resources, information systems and other management departments which are not attributable to development, production or sales functions.

Research and development costs

Costs identified as research costs are expensed as incurred, whereas development costs are capitalized as an intangible asset and amortized if the Company can demonstrate all of the following:

■the technical feasibility of completing the intangible asset so that it will be available for use or sale;

■its intention to complete the intangible asset and use or sell it;

■its ability to use or sell the intangible asset;

■how the intangible asset will generate probable future economic benefits. Among other things, the Company can demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

■the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset; and

■its ability to measure reliably the expenditure attributable to the intangible asset during its development.

As not all of these conditions were satisfied, development costs have not been capitalized as an intangible asset.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates that have been enacted or substantially enacted by the balance sheet date expected to apply to taxable income in the years, in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized.

Stock-Based Compensation

The Company has established a share option scheme under which employees and executive directors may be granted stock options to acquire shares of the company. The fair value of options granted is recognized as a compensation expense with a corresponding increase in equity. The fair value is measured at grant date and spread over the service period during which the employees become unconditionally entitled to the options. The fair value of the options granted is measured using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the options were granted. Expectations of early exercise are accounted for within the average life of the options. The Company applies IFRS 2 to all options granted after November 7, 2002 that had not yet vested as of January 1, 2005.

Earnings (Loss) per Share

Earnings (loss) per share has been computed using the weighted average number of outstanding ordinary shares for each year. Because the Company reported a net loss in each of the two periods presented, only basic per share amounts have been presented for those periods. Had the Company reported net income in 2005 and 2004, the weighted average number of shares outstanding would have potentially been as follows:

(in thousands)	2005	2004
Basic number of shares	44,173	44,025
Effect of dilutive options outstanding	1,010	1,049
Dilutive number of shares	45,183	45,074

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and judgments include the recoverability of the long-lived assets, the realizability of deferred income tax assets and inventories, and the measurement of stock-based employee compensation awards. Actual results may differ from those estimates.

In the fourth quarter of 2004, the company determined that the useful life of its test equipment is eight years. Previously the useful life had been determined to be five years. Management determined that the estimated useful life of the equipment after investing in certain upgrades which enable the systems to test new and more complex power management integrated circuits and postponing replacement investments exceeded the initial estimate of five years and therefore extended the useful life of the systems. The effect of this change in accounting estimates resulted in a lower depreciation of €1,349 and in a lower net loss of €842 or €0.02 per share during the year ended December 31, 2004.

Recently Issued Accounting Standards

In August 2005, the IASB issued a complementary amendment to IAS 1 “Presentation of Financial Statements - Capital Disclosures”. The amendment to IAS 1 adds requirements for all entities to disclose the entity’s objectives, policies and processes for managing capital and is effective for annual periods beginning on or after January 1, 2007. Earlier application is encouraged. As a result of the first time adoption of this amendment to IAS 1 the Company expects additional disclosure requirements within the notes to its consolidated financial statements.

In August 2005, the IASB issued IFRS 7 “Financial Instruments: Disclosures”. IFRS 7 introduces new requirements to improve the information on financial instruments that is given in entities’ financial statements and changes or amends certain disclosure requirements. It replaces IAS 30 “Disclosures in the Financial Statements of Banks and Similar Financial Institutions” and some of the requirements in IAS 32 “Financial Instruments: Disclosure and Presentation”. IFRS 7 is effective for annual periods beginning on or after January 1, 2007. Earlier application is encouraged. As a result of the first time adoption of IFRS 7 the Company expects additional disclosure requirements within the notes to its consolidated financial statements

3.Discontinued Operations

On February 14, 2006 the Company concluded a disposition of its Imaging Division, Dialog Imaging Systems (“DIS”). The business of this division includes the development, design, manufacture, assembly, marketing and delivering of image sensor semiconductors and camera modules. Dialog transferred the assets of its Imaging Division to a newly created entity which will issue additional equity interests in exchange for consideration from investors. A total of €22.25 million will be invested in DIS by private equity investors, the management team and Dialog of which Dialog will invest €2 million due in two tranches of €1.2 million and €0.8 million.

As of December 31, 2005 Dialog recorded a write-down of the carrying value of assets to be contributed to DIS in 2006 of €3.9 million. The write-down was required because the consideration received in exchange for the assets contributed is a preferential right to receive proceeds following a future sale of DIS. However, such a contingent gain will only be recorded when realized. The Company expects further losses from discontinued operations in 2006 of €1.8 million comprised of operating losses incurred before control was legally transferred on February 14, 2006 inclusive of transaction and legal costs.

Losses from the Imaging Division in 2005 and 2004 are comprised of:

(in thousands of €, except per share data)	2005	2004
Revenues	1,449	258
Cost of sales	(1,661)	(652)
Gross margin	(212)	(394)

Selling and marketing expenses	(593)	(9)
General and administrative expenses	(315)	(11)
Research and development expenses	(7,480)	(8,448)
Write-down of assets to net realizable value
Intangible assets	(2,019)	-
Property, plant and equipment, net	(1,898)	-
Operating loss	(12,517)	(8,862)
Income tax expense	-	-

Net loss from discontinued operations	(12,517)	(8,862)

Loss per share
Basic and diluted	(0.28)	(0.20)

The discontinued operation affected the Company’s cash flow statements as follows:

(in thousands of €)	2005	2004
Cash used for operating activities	(7,383)	(7,266)
Cash used for investing activities	(935)	(805)
Cash flows from financing activities	11	1
Cash used for operating, investing and financing activities	(8,307)	(8,070)

4.Other Disclosures to the Statements of Operation

Result before income taxes is stated after charging:

(in thousands of €)	2005	2004
Depreciation of property, plant and equipment	(7.619)	(11.501)
Amortization of intangible assets	(2.807)	(1.383)
Personnel costs	(23.439)	(21.622)
Included in cost of sales:
Amount of inventory recognized as expense	(79.591)	(67.437)
Write-downs of inventories recognized as an expense	(6.576)	(740)

5.Income Taxes

Loss before income taxes consists of the following:

(in thousands of €)	2005	2004
Germany	(9,660)	(3,537)
Foreign	1,611	(2,621)
	(8,049)	(6,158)

Benefit (provision) for income taxes are as follows:

(in thousands of €)	2005	2004
Current taxes:
Germany	-	-
Foreign	(43)	(38)

Deferred taxes:
Germany	(15,004)	-
Foreign	(249)	(26)
Income tax expense	(15,296)	(64)

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

(in thousands of €)	2005	2004
Expected benefit for income taxes	3,026	2,315
Foreign tax rate differential	190	(186)
Non-deductible portion of stock-based compensation	(276)	(253)
Unrecognized deferred tax assets	(18,390)	(1,947)
Tax deduction related to the valuation of available for sale securities	81	-
Adjustments recognized for current tax of prior periods	(10)	3
Other	83	4
Actual expense for income taxes	(15,296)	(64)

Deferred income tax assets and liabilities are summarized as follows:

(in thousands of €)	Dec 31, 2005	Dec 31, 2004
Property, plant and equipment	493	374
Net operating loss and tax credit carryforwards	28,322	25,158
Liabilities	5,323	5,654
Other	103	12
Deferred tax assets	34,241	31,198
Property, plant and equipment	(706)	(1,020)
Other	(2)	(7)
Deferred tax liabilities	(708)	(1,027)
Net deferred tax assets	33,533	30,171
Recognized net deferred tax assets	-	15,245
Unrecognized deferred tax assets	33,533	14,926
Net deferred tax assets	33,533	30,171

Tax loss carryforwards and unrecognized deferred tax assets are summarized as follows:

	December 31, 2005			December 31, 2004
	Tax loss carryforwards			Tax loss carryforwards
	Total	for which no deferred tax asset was recognized	unrecognized deferred tax asset	Total	for which no deferred tax asset was recognized	unrecognized deferred tax asset
Germany	72,353	72,353	30,729	63,124	28,648	12,272
UK	4,520	4,520	1,785	6,384	6,286	2,026
US
Federal	1,811	1,811	807	1,571	1,571	497
State	1,662	1,662	212	1,442	1,442	131
Total			33,533			14,926

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods, in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, benefits that could be realized from available tax planning strategies and other positive and negative factors in making this assessment. Considering the weight given to cumulative losses incurred in Germany over the five-year period ended December 31, 2005, as well as the inherent uncertainties in projecting future taxable income, pursuant to IAS 12, management concluded that tax losses may not ultimately be realized. Consequently, the Company recognized an additional valuation allowance of €18,390 as of December 31, 2005.

The tax loss carryforwards in the US will expire between 2006 and 2019; other tax loss carryforwards have no expiration date.

6.Financial Instruments

a) Fair value of financial instruments

The fair value of a financial instrument is the price at which one party would assume the rights and/or duties of another party. The aggregate costs, fair values, carrying amounts and unrealized losses of the Group’s financial instruments are as follows:

	At December 31, 2005			At December 31, 2004
(in thousands of €)	Cost	Fair value (carrying amount)	Unrealized gain (loss)	Cost	Fair value (carrying amount)	Unrealized gain (loss)
Cash and cash equivalents	16,920	16,920	-	13,977	13,977	-
Marketable securities (debt based funds)	15,201	14,890	(311)	17,581	17,542	(39)
Liquid assets	32,121	31,810	(311)	31,558	31,519	(39)

b) Marketable Securities

The Company has invested in “investment grade” rated debt securities and exchange traded funds, which invest in debt securities. All marketable securities are classified as available for sale.

c) Contracted maturities of financial instruments

All financial instruments are contracted to mature within one year or less and/or incorporate a floating interest rate that is reset as market rates change.

7.Trade Accounts Receivable, net

The recorded trade accounts receivable for which an impairment has been recognized was €15 and €34 at December 31, 2005 and 2004, respectively. The related allowance for doubtful accounts was €8 and €17 at December 31, 2005 and 2004, respectively.

The allowance for doubtful accounts developed as follows:

(in thousands of €)	2005	2004
Allowance for doubtful accounts at beginning of year	17	197
Additions charged to bad debt expense	133	16
Write-offs charged against the allowance	(131)	(186)
Reductions charged to bad debt expense	(11)	(10)
Allowance for doubtful accounts at end of year	8	17

8.Inventories

Inventories are comprised of the following:

(in thousands of €)	At December 31, 2005	At December 31, 2004
Raw materials	5,797	9,893
Work-in-process	7,193	13,906
Finished goods	4,165	5,995
	17,155	29,794

9.Prepaid Expenses

In 2000, the Company paid $2.5 million as an advance payment to one of its suppliers. Those advance payments are classified in the balance sheet line items "Prepaid expenses". The outstanding balance is refunded in proportion to the Company’s purchases of wafers from this supplier and, at this time, the Company expects to have the entire advance payments refunded. The amount of advance payments classified in prepaid expenses on the consolidated balance sheet as current assets represents that amount of advance payments expected to be refunded in the next twelve months.

10.Property, Plant and Equipment, net

A summary of activity for property, plant and equipment for the years ended December 31, 2005 and 2004 is as follows:

(in thousands of €)	Test equipment	Leasehold improvements	Office and other equipment	Advance payments	Total
Cost
Balance at January 1, 2004	53,050	903	14,303	267	68,523
Effect of movements in foreign currency	(2)	(19)	(112)	-	(133)
Acquisitions	8,028	158	2,412	1,723	12,321
Reclassifications	300	-	(33)	(267)	-
Disposals	(863)	(145)	(860)	-	(1,868)
Balance at December 31, 2004 / January 1, 2005	60,513	897	15,710	1,723	78,843
Effect of movements in foreign currency	5	37	203	-	245
Acquisitions	1,558	11	1,703	764	4,036
Reclassifications	853	-	-	(904)	(51)
Disposals	(179)	-	(228)	-	(407)
Balance at December 31, 2005	62,750	945	17,388	1,583	82,666

Depreciation and impairment losses
Balance at January 1, 2004	(36,956)	(550)	(10,427)	-	(47,933)
Effect of movements in foreign currency	2	13	93	-	108
Depreciation charge for the year	(9,076)	(121)	(2,304)	-	(11,501)
Reclassifications	(6)	-	6	-	-
Disposals	809	62	850	-	1,721
Balance at December 31, 2004 / January 1, 2005	(45,227)	(596)	(11,782)	-	(57,605)
Effect of movements in foreign currency	(5)	(23)	(171)	-	(199)
Depreciation charge for the year	(5,035)	(53)	(2,531)	-	(7,619)
Write-down of imaging assets 1)	(1,016)	(11)	(871)	-	(1,898)
Disposals	138	-	227	-	365
Balance at December 31, 2005	(51,145)	(683)	(15,128)	-	(66,956)

Net book value
At January 1, 2004	16,094	353	3,876	267	20,590
At December 31, 2004 / January 1, 2005	15,286	301	3,928	1,723	21,238
At December 31, 2005	11,605	262	2,260	1,583	15,710

1) Write-down of imaging assets: for further information see note 3 – Discontinued Operations

11.Intangible Assets

A summary of activity for intangible assets for the years ended December 31, 2005 and 2004 is as follows:

(in thousands of €)	Purchased software, licenses and other	Purchased patents	Total
Cost
Balance at January 1, 2004	8,870	3,008	11,878
Effect of movements in foreign currency	(26)	-	(26)
Acquisitions	348	-	348
Disposals	(199)	-	(199)
Balance at December 31, 2004 / January 1, 2005	8,993	3,008	12,001
Effect of movements in foreign currency	61	-	61
Acquisitions	8,803	-	8,803
Reclassifications	51	-	51
Disposals	(610)	-	(610)
Balance at December 31, 2005	17,298	3,008	20,306

Amortization and impairment losses
Balance at January 1, 2004	(7,191)	(506)	(7,697)
Effect of movements in foreign currency	24	-	24
Amortization charge for the year	(1,046)	(337)	(1,383)
Disposals	199	-	199
Balance at December 31, 2004 / January 1, 2005	(8,014)	(843)	(8,857)
Effect of movements in foreign currency	(58)	-	(58)
Amortization charge for the year	(2,487)	(320)	(2,807)
Write down of imaging assets 1)	(174)	(1,845)	(2,019)
Disposals	610	-	610
Balance at December 31, 2005	(10,123)	(3,008)	(13,131)

Net book value
At January 1, 2004	1,679	2,502	4,181
At December 31, 2004 / January 1, 2005	979	2,165	3,144
At December 31, 2005	7,175	-	7,175

1) Write-down of imaging assets: for further information see note 3 – Discontinued Operations

During the years ended December 31, 2005 and 2004, the Company acquired software and licenses for a total purchase price of €8,803 and €348 respectively. The 2005 acquisitions primarily relate to three year licensing contracts for the use of electronic design automated tools. In connection with these contracts, the Company made payments of €4,450 and recorded the net present value of the unpaid portion of €3,275 (due in quarterly instalments) as a liability.

The expected weighted average useful life of the acquired intangible assets is 3 years. The aggregate amortization expense for the years ended December 31, 2005 and 2004 was €2,807 and €1,383 respectively. Amortization expense of the gross carrying amount of intangible assets at December 31, 2005 is estimated to be €2,983 in 2006, €2,894 in 2007, €992 in 2008, €120 in 2009 and €46 in 2010

12.Accrued Expenses

Provisions for obligations for personnel and social expenses comprise mainly vacation entitlements, settlement obligations for senior executives and flexible workingtime credits. The Company issues various types of contractual product warranties under which it guarantees the performance of products delivered for a certain period or term. The provision is estimated based on historical warranty data. Other obligations primarily include other of uncertain amounts. We expect that all provisions will mature within the next twelve months.

The changes in the provision are summarized as follows:

	Balance at January 1, 2005	Currency change	Additions	Used	Released	At December 31, 2005
Obligations for personnel and social expenses	865	6	795	(94)	-	1,572
Obligations for product warranties	155	-	194	(155)	-	194
Outstanding invoices and other obligations	1,184	9	1,440	(735)	(92)	1,806
Total	2,204	15	2,429	(984)	(92)	3,572

13.Shareholders' Equity and Comprehensive Income

Ordinary shares

At December 31, 2004 and 2005, Dialog had authorized 104,311,860 ordinary shares with a par value of £0.10 per share, of which 46,068,930 shares were issued and outstanding. All of the Company’s stock is issued in the form of bearer shares, all shares are fully paid.

On September 24, 2004, the Company completed an offering of 2,000,000 previously unissued ordinary shares at £0.10 per share to its employee share option trust (“Trust”), to make such shares available for the exercise of stock option rights that had previously been granted to employees. At December 31, 2005 the Trust continued to hold 1,691,155 shares. These shares are legally issued and outstanding, but are not considered issued and outstanding for accounting purposes and accordingly have been reported in the caption “employee stock purchase plan shares” as a reduction of shareholders' equity.

Additional paid in capital

The account comprises additional paid-in capital in connection with the issue of shares. The reduction of €22 in 2004 relates to costs incurred from the offering of 2,000,000 shares to the employee benefit trust.

Accumulated deficit

The accumulated deficit comprises losses and non-distributed earnings of consolidated group companies. Due to the accumulated deficit, the Company cannot pay a dividend and does not currently plan to pay dividends in the foreseeable future.

Accumulated other comprehensive income

The related tax effects allocated to each component of other comprehensive income (loss) for the years ended December 31, 2005 and 2004 are as follows:

	2005			2004
(in thousands of €)	Pretax	Tax effect	Net	Pretax	Tax effect	Net
Unrealized (losses) gains on available for sale securities	(271)	-	(271)	59	(18)	41
Currency translation adjustment	137	2	139	12	(18)	(6)
Other comprehensive income (loss)	(134)	2	(132)	71	(36)	35

In 2005, realized losses of €11 (net of €5 tax benefits) on the sale of available for sale securities were reclassified into net loss.

14.Pension Scheme

The group operates defined contribution pension schemes. The pension cost charge for the year represents contributions payable by the group to the funds and amounted to €653 (2004: €484). At December 31, 2005, contributions amounting to €8 (2004: €59) were payable to the funds and are included in creditors.

15.Stock-based Compensation

a) Stock option plan

On August 7, 1998, the Company adopted a stock option plan ("Plan") under which employees and directors may be granted from time to time, at the discretion of the Board, stock options to acquire up to 3,840,990 shares of the Company's authorized but unissued ordinary shares. On May 16, 2002 the shareholders of the Company approved a resolution increasing the maximum amount of stock options which may be granted by the Company at any time to 15% of the Company's issued share capital from time to time on a diluted basis. At December 31, 2005, 8,129,811 shares could be issued.

Stock options granted to employees (other than the Chief Executive Officer) are granted with an exercise price not less than the quoted price at the date of grant. Those stock options have terms of ten years and vest over periods of one to five years from the date of grant.

Upon the commencement of his services as Chief Executive Officer of Dialog on a full-time basis on September 12, 2005, Dr. Jalal Bagherli received a stock option grant of 300,000 restricted shares of Dialog Semiconductor Plc with an exercise price of €0.00. This option is exercisable in two tranches of 150,000 shares, the first after 91 days and the second after 181 days from his date of joining. These restricted shares will vest in 24 equal monthly tranches beginning September 2005. In addition the Company granted an option over 300,000 shares with exercise prices ranging from €2.00 to €8.00, vesting to occur on September 30, 2006, 2007, 2008 and 2009, in equal tranches of 15,000 options for each exercise price.

A further 100,000 options with an exercise price of £0.10 and a grant of options with a value of €150 payable in cash or shares have been granted in February 2006 and are subject to the achievement of performance and market targets to vest in eight equal semiannual tranches between March 31, 2006 and September 30, 2009.

The fair value of all grants in the two-year period ended December 31, 2005 is estimated using the Black-Scholes option pricing model. Expectations of early exercise are considered in the determination of the expected life of the options. The Company does not have adequate historical development of the share price, especially due to material unusual effects in the stock market in recent years. Furthermore, an implicit volatility cannot be determined as none of the Company's options are actively traded. The Company has, therefore, based its calculation of expected volatility on the historical development of other Companies in its business segment.

The following assumptions were used for stock option grants for the years ended December 31, 2005 and 2004.

	2005	2004
Expected dividend yield	0%	0%
Expected volatility	18% - 52%	18% - 52%
Risk free interest rate	2.3% - 3.3%	3.4%
Expected life (in years)	1.0 to 7.0	3.0 to 7.0
Weighted average share price	2.31	3.70
Weighted average exercise price	2.30	3.70
Weighted-average fair value of options granted (in €)	1.31	1.60

Stock option plan activity for the years ended December 31, 2005 and 2004 was as follows:

	2005		2004
(prices in €)	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of year	3,299,406	2.34	3,412,270	2.32
Granted	952,000	2.30	108,960	3.70
Exercised	(305,338)	0.27	(64,648)	0.44
Forfeited	(96,060)	3.13	(157,176)	3.48
Outstanding at end of year	3,850,008	2.45	3,299,406	2.34
Options exercisable at year end	2,250,648	2.03	1,827,076	1.53

The weighted average share price at the date of exercise of options was €2.45 and €3.23 in the years ended December 31, 2005 and 2004 respectively.

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options outstanding			Options exercisable
Range of Exercise Prices	Number outstanding at December 31, 2005	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable at December 31, 2005	Weighted average exercise price
€0.00 - 2.98	1,773,028	5.7	€0.94	1,131,512	€0.60
€3.00 - 8.00	2,076,980	8.2	€3.75	1,119,136	€3.47
€0.00 - 8.00	3,850,008	7.0	€2.45	2,250,648	€2.03

b) ESOP Trust
The Company established an employee share option trust (the “Trust”). The Trust purchases shares in the Company for the benefit of employees under the Company’s share option scheme. At December 31, 2005 the Trust held 1,691,155 shares.

16.Commitments

The Company leases all of its office facilities, office and test equipment and vehicles under operating leases. In addition the Company has contracted consulting services related to CAD (computer aided designs) until June 30, 2009. Total rentals under these agreements, charged as an expense in the statement of operations, amounted to €2,906 and €7,780 for the years ended December 31, 2005 and 2004 respectively.

Future minimum lease payments under rental and lease agreements, which have initial or remaining terms in excess of one year at December 31, 2005, are as follows:

(in thousands of €)	Operating leases
2006	3,817
2007	2,573
2008	1,980
2009	1,068
2010	197
Thereafter	154
Total	9,789

At December 31, 2005, the Company had unused short-term credit lines of €12,500. There were no amounts outstanding under these credit lines at December 31, 2005.

The company has contractual commitments for the acquisition of property, plant and equipment in 2006 of €1,176 and for the acquisition of intangible assets of €88.

17.Segment Reporting

Segment information is presented according to Dialog’s business and geographical segments. The primary format, business segments, is based on the Company’s principal sales markets.

a) Business Segments

	2005						2004
(in thousands of €)	Wireless	Automotive/ Industrial	Corporate	Total continued operations	Imaging (discon-tinued operations)	Total	Wireless	Automotive/ Industrial	Corporate	Total continued operations	Imaging (discon-tinued operations)	Total
Revenues 1)	103,359	26,047	-	129,406	1,449	130,855	90,359	25,427	-	115,786	258	116,044
Operating profit (loss)	4,514	1,048	(2,863)	2,699	(12,517)	(9,818)	5,228	(1,177)	(1,756)	2,295	(8,862)	(6,567)
Depreciation/ amortization	6,882	2,243	-	9,125	1,301	10,426	7,001	4,310	-	11,311	1,573	12,884
Investments	8,444	3,460	-	11,904	935	12,839	10,108	1,756	-	11,864	805	12,669

	Dec 31, 2005						Dec 31, 2004
Total assets	57,276	13,787	31,810	102,873	265	103,138	63,438	12,688	46,764	122,890	4,254	127,144
Liabilities	12,817	3,264	990	17,071	169	17,240	14,044	4,656	217	18,917	-	18,917

[1] All revenues are from sales to external customers.

Corporate expenses include the holding company and other expenses not specifically attributable to the business segments. Corporate assets include certain financial assets such as cash and cash equivalents, marketable securities and deferred taxes. Corporate liabilities include liabilities of the holding company and other liabilities not specifically attributable to business segments.

Segment assets and segment liabilities comprise all assets and liabilities employed by the relevant business segment to generate the operating segment profit or loss.

Investments comprise additions to property, plant and equipment and intangible assets.

In 2005 and 2004 the Company had no inter-segment sales, income, expenses, receivables, payables or provisions.

All revenues and expenses relating to discontinued operations (see note 3) are shown within the imaging segment.

b) Geographical Segment

(in thousands of €)	2005	2004
Revenues
Germany	25,446	47,719
Other European countries	19,762	16,868
China	21,558	19,738
Japan	18,886	4,839
Other Asian countries	33,533	17,512
Other countries	11,670	9,368
Total Revenues	130,855	116,044

Investments
Germany	12,755	12,490
Japan	25	40
United Kingdom	46	84
USA	13	55
Total Investments	12,839	12,669

(in thousands of €) Dec 31, 2005 Dec 31, 2004 Assets     Germany 101,042 125,183 Japan 553 547 United Kingdom 700 874 USA 843 540 Total Assets 103,138 127,144

Revenues are allocated to countries based on the location of the shipment destination. Segment investments and assets are allocated based on the geographical location of the asset.

18.Transactions with Related Parties

Timothy Anderson, a member of the Company’s Board of Directors, is also a partner in the law firm Reynolds Porter Chamberlain, which frequently acts as the Company’s legal adviser. Fees paid by Dialog Semiconductor Plc to Reynolds Porter Chamberlain for legal services rendered were €257 and €172 in 2005 and 2004, respectively. Fees paid by Dialog’s subsidiaries to Reynolds Porter Chamberlain were €30 and €40 in 2005 and 2004, respectively.

The compensation of the members of the board of directors is as follows:

		Compensation (in €)		Directors holdings
Name	Position	Base salary	Bonus / long-term incentives	Shares	Options
Tim Anderson	Non-executive Director	7,312	-	75,166	-
Dr. Jalal Bagherli	Executive Director and CEO since September 12, 2005	71,791	74,130	150,000	450,000
Michael Glover	Non-executive Director	57,400	-	195,000	-
Aidan Hughes	Non-executive Director and Chairman of the Audit Committee	71,658	-	-	-
John McMonigall	Non-executive Director	30,711	-	-	-
Roland Pudelko	Executive Director, CEO and President until September 12, 2005, non-executive Director until February 14, 2006	279,105	42,995	320,405	517,450
Gregorio Reyes	Non-executive Director	43,872	-	35,000	-
Michael Risman	Non-executive Director	36,560	-	1,172	-
Jan Tufvesson	Non-executive Chairman	78,970	-	175,062	-
		677,379	117,125	951,805	967,450

19.Explanation of transition to IFRS

As stated in note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRS.

The accounting policies set out in note 2 have been applied in preparing the financial statements for the year ended December 31, 2005, the comparative information presented in these financial statements for year ended December 31, 2004 and in the preparation of an opening IFRS balance sheet at January 1, 2004 (the Company’s date of transition).

In preparing its opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (UK GAAP). An explanation of how the transition from UK GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Reconciliation of net shareholders’ equity at December 31, 2004 and January 1, 2004

		December 31, 2004			January 1, 2004
(in thousands of €)	Notes	UK GAAP	Effect of transition to IFRS	IFRS	UK GAAP	Effect of transition to IFRS	IFRS
ASSETS
Cash and cash equivalents		13,977	-	13,977	8,109	-	8,109
Marketable securities		17,542	-	17,542	44,900	-	44,900
Trade accounts receivable, net		24,036	-	24,036	14,338	-	14,338
Inventories		29,794	-	29,794	13,242	-	13,242
Deferred taxes	19a	16,125	(16,125)	-	16,152	(16,152)	-
Prepaid expenses	19b	1,693	(1,077)	616	3,058	(927)	2,131
Other current assets		281	-	281	993	-	993
Total current assets		103,448	(17,202)	86,246	100,792	(17,079)	83,713

Property, plant and equipment, net		21,238	-	21,238	20,590	-	20,590
Intangible assets		3,144	-	3,144	4,181	-	4,181
Deposits		194	-	194	183	-	183
Deferred taxes	19a	-	15,245	15,245	-	15,272	15,272
Prepaid expenses	19b	-	1,077	1,077	-	927	927
TOTAL ASSETS		128,024	(880)	127,144	125,746	(880)	124,866

LIABILITIES AND SHAREHOLDERS’ EQUITY
Trade accounts payable		15,429	-	15,429	7,157	-	7,157
Accrued expenses	19a	3,084	(880)	2,204	3,165	(880)	2,285
Income taxes payable		9	-	9	18	-	18
Other current liabilities		1,275	-	1,275	1,674	-	1,674
Total current liabilities		19,797	(880)	18,917	12,014	(880)	11,134

Ordinary Shares		7,028	-	7,028	6,737	-	6,737
Additional paid-in capital	19c	168,505	277	168,782	168,527	268	168,795
Accumulated deficit	19c, 19d, 19e	(67,009)	681	(66,328)	(61,506)	725	(60,781)
Accumulated other comprehensive loss	19d, 19e	-	(958)	(958)	-	(993)	(993)
Employee stock purchase plan shares		(297)	-	(297)	(26)	-	(26)
Net Shareholders’ equity		108,227	-	108,227	113,732	-	113,732

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		128,024	(880)	127,144	125,746	(880)	124,866

Reconciliation of net loss for the year ended December 31, 2004

	2004
(in thousands of €, except per share data)	Notes	UK GAAP	Effect of transition to IFRS	Reclassification of discontinued operations	IFRS
Revenues		116,044	-	(258)	115,786
Cost of sales	19f	(79,783)	(162)	652	(79,293)
Gross profit		36,261	(162)	394	36,493

Selling and marketing expenses	19f	(6,237)	(44)	9	(6,272)
General and administrative expenses	19f	(5,462)	(106)	11	(5,557)
Research and development expenses	19f	(29,071)	(1,746)	8,448	(22,369)
Amortization of intangible assets	19g	(1,383)	1,383	-	-
Exchange rate losses, net	19h	(719)	719	-	-
Other operating income	19i	54	(54)	-	-
Operating profit (loss)		(6,557)	(10)	8,862	2,295

Interest income		1,086	-	-	1,086
Interest expenses		(5)	-	-	(5)
Foreign currency exchange gains and losses, net	19h	(7)	(719)	-	(726)
Other income	19i	-	54	-	54
Income from revaluation of marketable securities	19e	59	(59)	-	-
Result before income taxes		(5,424)	(734)	8,862	2,704

Income tax expense	19e	(81)	17	-	(64)
Net income from continuing operations		(5,505)	(717)	8,862	2,640

Loss from discontinued operations				(8,862)	(8,862)

Net loss		(5,505)	(717)	-	(6,222)

Loss per share
Basic and diluted		(0.13)	(0.01)		(0.14)

19a Deferred taxes

In accordance with IAS 12.74, deferred tax assets and deferred tax liabilities are offset if the Company has a legally enforceable right to set off current tax assets against current tax liabilities. In addition, deferred tax assets and deferred tax liabilities must relate to income taxes levied by the same taxation authority for either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered. This was the case for the Company’s deferred tax assets and its deferred tax liabilities. Therefore the Company offset the deferred tax assets and liabilities. Furthermore, in accordance with IAS 1.70 deferred tax liabilities and assets should always be classified as non-current. Therefore, in the IFRS balance sheet the net amount of all deferred tax assets and liabilities is shown under non-current assets. Under UK GAAP, the Company showed the net amount of its deferred tax assets under current assets.

19b Prepaid expenses

In accordance with IAS 1.57 an asset shall be classified as current when it is expected to be realized within twelve months after the balance sheet date. Included in the Company’s prepayments are advance payments which are expected to be refunded to the Company after the next twelve months. This amount of the prepaid expenses is therefore shown under non-current assets in the Company’s IFRS balance sheet. Under UK GAAP, the Company showed the total amount of prepaid expenses under current assets.

19c Consideration received on the sale of stock purchase plan shares

In accordance with IAS 32.33 the Company recognizes the consideration received on the sale of shares directly in equity. In the IFRS balance sheet the Company presents the gain on the sale of those shares as additional share premium. In the Company’s UK GAAP balance sheet, the Company presented this gain within the accumulated deficit.

19d Currency translation adjustment

In accordance with IAS 21.39(c) and IAS 21.44 exchange differences resulting from the translation of the financial statements of foreign entities for incorporation in the Company’s financial statements shall be recognized as a separate component of equity. In the Company’s UK GAAP balance sheet this equity component was presented within the Company’s accumulated deficit.

19e Gains or losses on available-for-sale financial assets

In accordance with IAS 39.55 (b) a gain or loss arising from a change in the fair value of an available-for-sale financial asset is recognized directly in equity through the statement of changes in equity until the financial asset is derecognized. The Company considers it best practice to show this equity component in a separate line item within the equity section of its IFRS balance sheet. In the Company’s UK GAAP financial statements such a gain or loss is shown as an income or an expense in the Profit and Loss account in the line “Expense from revaluation of marketable securities” with the relating tax effect in the line “income tax benefit”. Accordingly in the Company’s UK GAAP Balance sheet the net effect of such a gain or loss from the revaluation of marketable securities is presented within the Company’s accumulated deficit.

19f Equity settled share based payment transactions

In accordance with IFRS 2.8 goods or services received or acquired in a share based payment transaction which do not qualify for recognition as assets, are recognized as expenses. The Company has a stock-based employee compensation plan which allows Group employees to acquire shares of the Company. The fair value of options granted is recognized as an employee expense with a corresponding increase in equity (IFRS 2.7). The Company considers it best practice to increase retained earnings for the corresponding goods and services received. In the Company’s IFRS Profit and Loss account, the employee expense is allocated to the corresponding operating expenses. Under UK GAAP, no expense and no increase in equity was recorded for equity settled share based payment transactions.

19g Amortization of intangible assets
Amortization of intangible assets has been allocated to the functional costs.

19h Foreign currency exchange gains and losses

For UK GAAP, the Company allocated its foreign currency exchange gains and losses into operating and non-operating expenses. In the IFRS profit and loss account all foreign currency exchange gains and losses are classified as non-operating expenses.

19i Other income

The Company recovered a part of an investment which was previously was written off (for further information see note 7 to the Company’s December 31, 2004 consolidated financial UK GAAP statements). For UK GAAP, the Company showed this benefit within the operating result. In the IFRS Profit and Loss account this benefit is shown as non-operating income.

20.Significant Differences between IFRS and US GAAP

The consolidated financial statements of Dialog prepared in accordance with IFRS differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the significant adjustments to net shareholders’ equity at December 31, 2005 and 2004 and net loss for the years 2005 and 2004, which would be required, if US GAAP had been applied instead of IFRS:

Reconciliation of shareholders’ equity at December 31, 2005 and 2004

(in thousands of €)	Note	At December 31, 2005	At December 31, 2004
Net shareholders’ equity as reported in the consolidated balance sheets under IFRS		85,898	108,227
Goodwill	20a	-	11,786
Intangible assets	20b	766	1,122
Income tax effects of reconciling items	20e	-	-
Net Shareholders’ equity in accordance with US GAAP		86,664	121,135

Reconciliation of net loss for the years ended December 31, 2005 and 2004

(in thousands of €)	Note	2005	2004
Net loss as reported in the consolidated statements of operations under IFRS		(23,345)	(6,222)
Goodwill impairment	20a	(11,786)	-
Amortization of intangible assets	20b	(356)	(137)
Stock-based compensation	20c	720	675
Restructuring costs	20d	-	(59)
Income tax effects of reconciling items	20e	-	-
Net loss in accordance with US GAAP		(34,767)	(5,743)
Net loss per share in accordance with US-GAAP - basic		(0.79)	(0.13)

20a Goodwill

The Company has accounted for the acquisition in 1998 of the Dialogue Semiconductors Limited Group from Daimler-Benz AG (now DaimlerChrysler AG) using the purchase method of accounting. Accordingly, the costs of the acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values. Goodwill represents the excess of purchase price over fair value of net assets of businesses acquired. In accordance with IFRS 1, “First-time Adoption of International Financial Reporting Standards”, the Company elected not to apply IFRS 3, “Business Combinations”, retrospectively to business combinations that were consummated prior to January 1, 2004. Therefore the carrying amount of goodwill in the opening IFRS balance sheet is the carrying amount under previous GAAP at the date of transition to IFRS. The Company previously amortized goodwill over a five year period resulting in a zero balance as of December 31, 2003 in its UK GAAP financial statements. As a UK company electing the exemption permitted by IFRS 1 with respect to business combinations, Dialog had to use its UK GAAP financial statements (previous GAAP) which are filed at Companies House for purposes of conversion from previous GAAP to IFRS, as adopted by the EU. Accordingly, goodwill is no longer recorded as an asset in the IFRS financial statements.

Under US GAAP, beginning January 1, 2002, goodwill is no longer amortized, but instead tested for impairment. The Company evaluates the recoverability of goodwill at least annually or when significant events occur or circumstances arise which indicate that the fair value of the Company may be less than its net shareholders’ equity. The fair value of the Company is determined by estimating the present value of future cash flows. As of December 31, 2005 the Company evaluated the need for an impairment as a result of further losses incurred in 2005 and a lack of visibility of profitability in 2006. The assessment also considered the weight given to cumulative losses incurred over the five-year period ended December 31, 2005. Accordingly an impairment loss of € 11,786 was recognized for US GAAP purposes.

20b Intangible Assets

In accordance with IFRS 1, the Company did not apply IFRS 3, “Business Combinations”, retrospectively to past business combinations. Under UK GAAP, certain intangible assets resulting from the acquisition described above comprised of customer lists, patents and trade names were not recorded at their fair value at the acquisition date but classified as goodwill.

Under US GAAP, the Company has accounted for the acquisition of the Dialog group using the purchase method of accounting. Accordingly, the costs of the acquisition were allocated to the assets acquired and liabilities assumed based upon their respective fair values. Those intangible assets are separate from goodwill and continue to be amortized over their useful life. The amortization expense recorded for US GAAP purposes for the year ended December 31, 2005 includes a charge of €219 related to the change of the estimated useful life of a patent which is no longer being used by the Company.

20c Stock-Based Compensation

Under IFRS the fair value is measured at grant date and expensed over the service period during which the employees become unconditionally entitled to the options. The Company applies IFRS 2, “Share-Based Payment”, to all options granted after November 7, 2002 that had not yet vested as of January 1, 2005.

As allowed by SFAS 123, “Accounting for Stock-Based Compensation”, the Company has elected to account for stock-based awards to employees using the intrinsic-value-based method in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations. Under this method, no stock-based compensation cost is reflected in net income (loss), if the exercise price is above or equal to the market value at date of grant. Accordingly, under US-GAAP, the company reports only stock compensation expense for award grants whose exercise price is less than the fair value of the underlying common stock on the date of grant (2005: €332).

The following table illustrates the effect on net loss in accordance with US GAAP, if the fair-value-based method had been applied to all outstanding and unvested awards that had been issued after December 31, 1994:

	2005	2004
Net loss, as reported in accordance with US-GAAP	(34,767)	(5,743)
Deduct: stock-based employee compensation expense determined under fair value based method for awards, net of related tax effects	(720)	(675)
Pro forma net loss in accordance with US-GAAP	(35,487)	(6,418)
Earnings (loss) per share
Basic – as reported	(0.79)	(0.13)
Basic – pro forma	(0.80)	(0.15)

The weighted average exercise prices and weighted average fair values of options granted in 2005 are as follows:

Exercise price of options	Options	Weighted-average exercise price	Weighted-average fair value
Exceeds market price at date of grant	240,000	€5.75	€0.55
Equals market price at date of grant	352,000	€1.95	€0.81
Is less than the market price at date of grant	360,000	€0.33	€2.32
Total	952,000	€2.30	€1.31

20d Restructuring Costs

In 2003 the Company decided to close its Swedish subsidiary. Restructuring charges included a provision for estimated costs that will continue to be incurred under a lease contract for its remaining term without economic benefit to the Company. The provision recorded under US GAAP was based on the anticipated lease payments less the anticipated subletting income in accordance with SFAS 146. SFAS 146 requires determining the fair value of the liability at the cease-use date based on the remaining lease rentals, reduced by estimated sublease rentals that could be reasonably obtained for the property, even if the entity does not intend to enter into a sublease. Under UK GAAP the provision was calculated based on anticipated settlement. Upon settlement in 2004, the Company recorded an additional expense of € 59 for US GAAP purposes.

20e Income tax effects of reconciling items

Due to losses incurred in 2005 and 2004, the Company has not recognized any additional deferred tax assets and established an additional valuation allowances in both years under IFRS. Deferred tax assets related to temporary differences from different recognition and measurement between IFRS and US GAAP at December 31, 2005 and 2004, which would have been reported, if US GAAP had been applied instead of IFRS, would have been subject to an additional valuation allowance. Accordingly, there were no income tax effects resulting from differences between IFRS and US GAAP in the reconciliation of shareholders’ equity or net income to US GAAP.

20f Recently issued U.S. GAAP Accounting Standards

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R establishes the accounting for transactions in which an entity exchanges its equity instruments for goods or services. SFAS 123R also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. Equity-classified awards are measured at grant date fair value and are not subsequently remeasured. Liability-classified awards are remeasured to fair value at each balance sheet date until the award is settled. SFAS 123R originally applied to all awards granted after July 1, 2005, and to awards modified, repurchased or cancelled after that date. The effective date of SFAS 123R was deferred by an SEC Rule until the beginning of the first annual period beginning after June 15, 2005. The Company will adopt SFAS 123R as of January 1, 2006. Management is currently evaluating the transition method to be used and the impact SFAS 123R will have on our consolidated financial statements.

In October 2005, the FASB issued FSP FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" which provides an elective shortcut approach when a company transitions to SFAS 123(R). The alternative method significantly simplifies the calculation of the beginning pool. The FSP provides guidance for the presentation of excess tax benefits in the statement of cash flows for companies that elect to adopt the simplified alternative method of calculating the pool. The guidance in the FSP is effective on November 10, 2005. The FSP allows up to one year from Dialog's initial adoption of SFAS 123(R) on January 1, 2006 to evaluate the available transition alternatives. Dialog is in the process of assessing the impact of the allowed alternatives.

In October 2005, the FASB issued FSP FAS 123(R)-2, "Practical Accommodation to the Application of Grant Date as Defined in FASB Statement No. 123(R)". The FSP provides an exception to the application of the concept of "mutual understanding" in the determination of whether a grant date has occurred. The exception permits companies to measure compensation cost for equity awards to employees on the Board approval date if certain conditions are met, provided that the communication to the employee occurs within a "relatively short period of time" from the approval date. The Company will adopt the provisions of this FSP to new plans as of January 1, 2006. The Company does not expect the adoption of this FSP to have a material impact on its consolidated financial position or results of operations.

In March, 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 107, "Share Based Payment." SAB 107 summarizes the views of the SEC staff regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provides the staff's views regarding the valuation of share-based payment arrangements for public companies. Dialog will adopt SAB 107 concurrently with the adoption of SFAS 123(R) with effect from January 1, 2006. The Company does not expect the adoption of this SAB to have a material impact on its consolidated financial position or results of operations.

EXHIBIT 12.1

RULE 13A-14(A) CERTIFICATION IN ACCORDANCE WITH SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jalal Bagherli, Chief Executive Officer of Dialog Semiconductor Plc (the “Company”), certify that:

1.I have reviewed this annual report on Form 20-F of the Company;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

/s/ Jalal Bagherli

------------------------------------------

Dr. Jalal Bagherli

Chief Executive Officer

Date: June 29, 2006

EXHIBIT 12.2

RULE 13A-14(A) CERTIFICATION IN ACCORDANCE WITH SECTION 302 OF THE SARBANES OXLEY ACT OF 2002

I, Martin Kloeble, Vice President of Finance and Controlling of Dialog Semiconductor Plc (the “Company”), certify that:

1.I have reviewed this annual report on Form 20-F of the Company;

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and have:

a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

/s/ Martin Kloeble

------------------------------------------

Martin Kloeble

Vice-President of Finance and Controlling

Date: June 29, 2006

EXHIBIT 13.1

SECTION 1350 CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

In connection with the annual report of Dialog Semiconductor Plc (the “Company”) on Form 20-F for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Jalal Bagherli, Executive Director and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)the Report containing the financial statements of the Company fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2)the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Jalal Bagherli

------------------------------------------

Dr. Jalal Bagherli

Chief Executive Officer

Date: June 29, 2006

*A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 13.2

SECTION 1350 CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002*

In connection with the annual report of Dialog Semiconductor Plc (the “Company”) on Form 20-F for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Martin Kloeble, Vice President of Finance and Controlling of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)the Report containing the financial statements of the Company fully complies with the requirements of section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2)the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Martin Kloeble

------------------------------------------

Martin Kloeble

Vice President of Finance and Controlling

Date: June 29, 2006

*A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.